Form 10-K405, Exhibit 13
period 1996-12-31
PRAXAIR INC
filed 1997-03-14
CIK 884905

INDEX TO FINANCIAL STATEMENTS
                    AND INFORMATION

Five-Year Financial Summary                                 18

Management's Discussion and Analysis                        19

Consolidated Statement of Income                            25

Consolidated Balance Sheet                                  26

Consolidated Statement of Cash Flows                        27

Notes to Consolidated Financial Statements                  28

     NOTE 1. Summary of Significant
             Accounting Policies                            28
     NOTE 2. 1996 Acquisition of CBI Industries,
             Inc. (CBI)                                     29
     NOTE 3. CBI Integration Charges                        30
     NOTE 4. Segment Data                                   31
     NOTE 5. Income Taxes                                   31
     NOTE 6. Debt and Financial Instruments                 32
     NOTE 7. Shareholders' Equity                           34
     NOTE 8. Preferred Stock                                35
     NOTE 9. Supplementary Income
             Statement Information                          36
     NOTE 10.Incentive Plans and Stock Options              36
     NOTE 11.Supplementary Balance
             Sheet Information                              38
     NOTE 12.Retirement Programs                            39
     NOTE 13.Leases                                         40
     NOTE 14.Commitments and Contingencies                  41
     NOTE 15.Quarterly Data (Unaudited)                     41

Management's Statement of Responsibility
for Financial Statements                                    42

Report of Independent Accountants                           43

Information for Investors                                   44


Making Our Planet More Productive                                             17

                          FIVE-YEAR FINANCIAL SUMMARY

Year ended December 31,                                           1996(a)        1995          1994        1993(b)          1992
----------------------------------------------------------------------------------------------------------------------------------
FROM THE INCOME STATEMENT
Sales                                                           $   4,449     $   3,146     $   2,711     $   2,438     $   2,604
Cost of sales                                                       2,564         1,777         1,507         1,387         1,450
Selling, general and administrative                                   688           496           409           392           407
Depreciation and amortization                                         420           279           273           262           257
Research and development                                               72            61            58            58            62
CBI integration charges                                                85            --            --            --            --
Other income (expenses) - net                                          27            15           (17)            2          (152)
----------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                      647           548           447           341           276
Interest expense                                                      195           116           108           105           117
----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                            452           432           339           236           159
Income taxes                                                          110           122            82            48            37
----------------------------------------------------------------------------------------------------------------------------------
Income of consolidated entities                                       342           310           257           188           122
Minority interests                                                    (68)          (50)          (61)          (49)          (45)
Income from equity investments                                          8             2             7             4             7
----------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting changes                 282           262           203           143            84
Cumulative effect of accounting changes(c)                             --            --            --           (25)         (144)
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                               $     282     $     262     $     203     $     118     $     (60)
Net income (loss) excluding CBI integration charges             $     335     $     262     $     203     $     118     $     (60)
==================================================================================================================================
Per share:(d)
        Income before cumulative effect of accounting changes   $    1.77     $    1.82     $    1.45     $    1.06     $     .64
        Cumulative effect of accounting changes(c)                     --            --            --          (.19)        (1.10)
----------------------------------------------------------------------------------------------------------------------------------
        Net income (loss)                                       $    1.77     $    1.82     $    1.45     $     .87     $    (.46)
        Net income (loss) excluding CBI integration charges     $    2.11     $    1.82     $    1.45     $     .87     $    (.46)
----------------------------------------------------------------------------------------------------------------------------------
        Cash dividends(d)                                       $     .38     $     .32     $     .28     $     .25     $    .125
Weighted average shares (000's)(d)                                159,038       144,147       139,991       135,131       131,567
==================================================================================================================================
CAPITAL
Total debt                                                      $   3,265     $   1,318     $   1,265     $   1,360     $   1,452
Minority interests                                                    493           408           371           345           401
Preferred stock                                                        75            --            --            --            --
Shareholders' equity                                                1,924         1,121           839           635           544
----------------------------------------------------------------------------------------------------------------------------------
Total capital                                                   $   5,757     $   2,847     $   2,475     $   2,340     $   2,397
==================================================================================================================================
OTHER INFORMATION AND RATIOS
Operating profit as a percentage of sales                            14.5%         17.4%         16.5%         14.0%         10.6%
Return on average shareholders' equity(e)                            22.0%         26.7%         27.6%         25.0%         16.0%
Capital expenditures and investments                            $   3,333     $     802     $     385     $     350     $     367
Total assets                                                    $   7,538     $   4,134     $   3,520     $   3,255     $   3,344
Shares outstanding at year-end (000's)                            157,489       140,536       137,863       134,450       131,060
Debt-to-capital ratio                                                56.7%         46.3%         51.1%         58.1%         60.6%
Number of employees                                                25,271        18,222        17,780        16,766        18,592
----------------------------------------------------------------------------------------------------------------------------------
                                                                                      (Millions of dollars, except per share data)

(a)Effective in 1996, results reflect the acquisition of CBI Industries, Inc (see note 2 to the financial statements). Capital expenditures and investments include $735 million of debt assumed in the CBI acquisition. Number of employees excludes assets held for sale.
(b)1993 results reflect a revision in the accounting for translation effects in Brazil. The change reduces reported sales and certain operating expense line items. Prior years' financial statements have not been restated.
(c)Required changes in accounting for postemployment benefits in 1993 and postretirement benefits and income taxes in 1992.
(d)Share information and earnings per share prior to June 30, 1992 (the date Praxair became a public company) have been determined on a pro forma basis using the capital structure of Praxair's former parent. Cash dividends represent dividends paid after June 30, 1992.
(e)1996 excludes non-recurring charges for the integration of CBI Industries, Inc. ($53 million after tax and minority interests). 1993 and 1992 are based on income before cumulative effect of accounting changes. Shareholders' equity and capital have been retroactively adjusted as of January 1, 1993 and 1992 for the cumulative effect of accounting changes.

18                                             Making Our Planet More Productive

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

During 1996, Praxair acquired CBI Industries, Inc. (CBI) for $2.2 billion, including assumed debt of $735 million. The following discussion of Praxair's consolidated and geographic segment results as it relates to the comparison of 1996 to 1995 is based upon the unaudited pro forma consolidated results of operations reflecting the CBI acquisition as though it had occurred at January 1, 1995 (see note 2 to the financial statements).

CONSOLIDATED RESULTS

The following provides summary data for 1996, 1995 pro forma (unaudited) and actual, and 1994:

                                                        1995
                                                 -------------------
                                                  Pro
Year Ended December 31,              1996        Forma        Actual        1994
---------------------------------------------------------------------------------
Sales                              $ 4,449      $ 4,109      $ 3,146      $ 2,711
Selling, general and
        administrative             $   688      $   690      $   496      $   409
Depreciation and
        amortization               $   420      $   395      $   279      $   273
Operating profit                   $   647      $   576      $   548      $   447
Interest expense                   $   195      $   219      $   116      $   108
Effective tax rate                      24%          29%          28%          24%
Net Income                         $   282      $   190      $   262      $   203
Net Income per share               $  1.77      $  1.32      $  1.82      $  1.45
Number of employees                 25,271*      25,562*      18,222       17,780
---------------------------------------------------------------------------------
Excluding CBI special charges:
        Operating profit           $   732      $   630      $   548      $   447
        Net income                 $   335      $   223      $   262      $   203
        Net Income per share       $  2.11      $  1.55      $  1.82      $  1.45
---------------------------------------------------------------------------------
                                    (Millions of dollars, except per share data)
* Excludes employees related to assets held for sale.


Praxair's 1996 results reflect strong product demand in our major markets and significant productivity improvements. Sales increased 8% versus the 1995 pro forma amount and operating profit increased 16%, excluding the 1996 and 1995 CBI special charges (see notes 2 and 3 to the financial statements). Net income was $335 million, excluding the 1996 CBI integration charges, or $2.11 per share, a 36% increase over the $223 million or $1.55 per share in 1995 on a pro forma basis.

1996 compared with 1995.

The 1996 sales growth of 8%, as compared to the 1995 pro forma amount, was primarily due to increased sales volumes and the effect of newly acquired and recently consolidated packaged gases and Surface Technologies subsidiaries. Additionally, merchant, packaged gases and carbon dioxide prices were up in all geographic segments. Surface Technologies posted record sales, increasing 21% to $311 million, primarily due to volume growth and acquisitions.

     The sales growth along with productivity gains were primarily responsible for the 16% increase in Operating profit as compared to the 1995 pro forma amount (both excluding the CBI special charges). Increased depreciation and amortization reflected new projects coming on-stream which contributed to the sales growth, as well as goodwill associated with packaged gases and surface technologies acquisitions. Selling, general and administrative expenses decreased slightly primarily due to productivity improvements and cost synergies associated with the integration of the Liquid Carbonic business, mostly offset by the increases due to the newly acquired subsidiaries. Selling, general and administrative expenses as a percentage of sales, excluding the newly acquired subsidiaries, declined 8% as compared to the 1995 pro forma amount.

     Interest expense decreased in 1996 versus the 1995 pro forma amount, primarily due to lower interest rates and the issuance of 12.6 million shares of Praxair common stock at the end of the first quarter of 1996, the proceeds of which were used to lower debt levels. The 1996 effective tax rate was 24% (26% excluding the taxes associated with the 1996 CBI integration charges), a decrease of 5% from the effective tax rate of the 1995 pro forma period. The decrease is due primarily to tax planning initiatives which are expected to maintain Praxair's effective tax rate at approximately 26% for the next two years.

     Net Income excluding the CBI special charges increased 50% over the 1995 pro forma amount due principally to higher operating profit, lower interest expense and a lower effective tax rate.

     The number of employees at December 31, 1996 was 25,271 which, when adjusted for acquisitions other than CBI, reflects a decrease of approximately 1,250 from December 31, 1995. The decrease is principally the result of Praxair's worldwide productivity improvement initiatives and the integration of the Liquid Carbonic business, mainly in South America, the United States and Canada, partly offset by new acquisitions.

1995 compared with 1994.

Strong industrial gases demand, new acquisitions, and recently consolidated subsidiaries contributed to the significant sales growth for 1995. Worldwide pricing improved by 2% and sales on higher volumes grew 8% for the year. Newly acquired and recently consolidated subsidiaries contributed 8% of the sales growth. Surface Technologies sales increased 28% to $258 million, primarily due to volume growth and the impact of acquisitions.

Making Our Planet More Productive                                             19

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The sales growth and productivity gains were primarily responsible for the 23% increase in operating profit. The operating margin comparisons for Surface Technologies remained strong.

     Net Income increased principally due to higher operating profit and lower minority share of income, partially offset by a higher effective tax rate and higher interest expense.

     The number of employees at December 31, 1995, when adjusted for acquisitions and a recently consolidated subsidiary, reflects a decrease of approximately 500 from December 31, 1994. The decrease is principally the result of Praxair's continuing worldwide productivity improvement initiatives primarily in Brazil.

SEGMENT DISCUSSION

This summary of Sales, Operating profit and Operating profit excluding CBI special charges by geographic segment provides a basis for the discussion that follows:


                                              1995
                                       -------------------
                                        Pro
Year Ended December 31,    1996        Forma        Actual        1994
-----------------------------------------------------------------------
SALES:
United States            $ 2,157      $ 1,929      $ 1,569      $ 1,242
South America                990          957          667          595
Europe                       613          557          494          432
Canada, Mexico, Asia
        and Other            689          666          416          442
-----------------------------------------------------------------------
        Total            $ 4,449      $ 4,109      $ 3,146      $ 2,711
=======================================================================
OPERATING PROFIT:
United States            $   322      $   239      $   285      $   206
South America                190          193          137          139
Europe                       113           98           90           69
Canada, Mexico, Asia
        and Other             52           83           53           49
Corporate                    (30)         (37)         (17)         (16)
-----------------------------------------------------------------------
        Total            $   647      $   576      $   548      $   447
=======================================================================
OPERATING PROFIT,
EXCLUDING CBI
SPECIAL CHARGES:
United States            $   359      $   288      $   285      $   206
South America                203          194          137          139
Europe                       117           98           90           69
Canada, Mexico, Asia
        and Other             80           85           53           49
Corporate                    (27)         (35)         (17)         (16)
-----------------------------------------------------------------------
        Total            $   732      $   630      $   548      $   447
=======================================================================
                                                   (Millions of dollars)

UNITED STATES

The sales increase for 1996 of 12%, as compared to the 1995 pro forma amounts, is primarily due to strong volume growth and the effect of newly acquired and recently consolidated packaged gases and Surface Technologies subsidiaries. U.S. industrial gases volumes increased 7%, while merchant liquid pricing increased 2% and carbon dioxide pricing increased 8%. Strong volume growth and the effect of new acquisitions and a recently consolidated subsidiary primarily accounted for the 26% sales increase for 1995 compared to 1994. Higher industrial gases volumes increased sales by 9%, while merchant pricing improved 2% for the year. New acquisitions and a recently consolidated subsidiary contributed 15% of the sales growth.

     Operating profit improved 25% for 1996 as compared to the 1995 pro forma amounts (both excluding the CBI special charges). The improvement is due primarily to the increased sales and the realization of synergies related to the integration of the Liquid Carbonic business. Operating margin for 1996 versus 1995 pro forma amounts increased to 16.6% from 14.9%. Operating profit improved $79 million or 38% for 1995 compared to 1994 due to the increased sales, continued productivity improvement efforts and the impact of a $15 million charge in 1994 related to productivity improvement programs, partly offset by higher Selling, general and administrative expenses (primarily due to newly acquired and recently consolidated subsidiaries) and increased profit sharing costs. Excluding the impact of the 1994 productivity improvement program charges, operating profit improvement was $64 million or 31%. Operating margin for 1995 versus 1994 increased to 18.2% from 17.8% after excluding the impact of the 1994 productivity improvement program charges. Also affecting the comparisons for both periods was an increase in the U.S. business portfolio of Packaged Gases businesses which are characterized by lower operating margins and higher capital turnover.

Making Our Planet More Productive                                             20

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

U.S. Packaged Gases Business

Praxair's strategy for its Packaged Gases business in the U.S. was advanced in 1996 with the creation of a separate organization to focus on the smaller volume, more service-intensive parts of the industrial gases business, including packaged, medical, specialty gases, and hardgoods (both consumables and equipment). The business strategy is focused on cash flow growth through efficient operations, selective acquisitions, and product and service extensions. Operational efficiencies are gained by systematically applying best practices throughout our network of Packaged Gases businesses. Praxair has made, and continues to pursue, acquisitions of independent distributors, primarily within or adjacent to territories currently served in the U.S. New products and services will extend the industrial gases and distribution capabilities of the business into related markets that bring additional value to customers.

     On a consolidated basis, Sales and Operating profit for 1996 were $441 million and $49 million, respectively, an increase of $190 million and $20 million, respectively, over the 1995 period. The increase is attributable to the acquisition of Liquid Carbonic, together with 16 other acquisitions of independent distributors nationwide and the consolidation of Jacksonville Welding Supply, Inc., previously accounted for as an equity investment. On a consolidated basis, Sales and Operating profit for 1995 were $251 million and $29 million, respectively, an increase of $171 million and $22 million, respectively, over the 1994 period. During 1995, Praxair acquired 9 distributors and began consolidating the results of its subsidiary, GenEx, Ltd. The consolidation and acquisitions are primarily responsible for the sales and operating profit increases.

     The following information presents unaudited historical operating results and other information for Praxair's U.S. Packaged Gases business for 1996, 1995, and 1994.

Year ended December 31,                         1996       1995        1994
---------------------------------------------------------------------------
INCOME STATEMENT:
Sales(a)                                       $  441     $  251     $   80
Selling, general and administrative            $   83     $   55     $   18
Depreciation and amortization                  $   24     $   10     $    4
Operating profit                               $   49     $   29     $    7
OTHER INFORMATION:
Net cash provided by operating
        activities before interest expense     $   45     $   26     $    8
Capital expenditures                           $   12     $   13     $    4
Investments (1996 excludes
        Liquid Carbonic)                       $  115     $   95     $   21
Capital                                        $  395     $  187     $  116
Number of employees                             2,470      1,445      1,037
---------------------------------------------------------------------------
                           (Millions of dollars, except number of employees)

(a) At December 31, 1996 the U.S. Packaged Gases business has an equity investment, Gas Tech Inc., which is located in the mid-western United States. For 1996, Gas Tech Inc. had Sales of approximately $80 million.

SOUTH AMERICA

Praxair's South American operations are conducted by its majority-owned subsidiary, S.A. White Martins (White Martins), which is the largest industrial gases company in Brazil. Historically, Brazil has been a hyperinflationary economy which can produce unusual results in the statement of income due principally to gaps between inflation and currency devaluation. The Company manages its Brazilian operations with a focus on U.S. dollar results. During the second half of 1994, the Brazilian government implemented a new economic plan which has significantly reduced inflation. These currency movements affect the comparability of 1995 and 1994 results.

     Sales for 1996 as compared to the 1995 pro forma results increased 3% primarily due to sales volume growth. The Sales increase for 1995 of 12% was primarily due to sales volume growth and overall pricing improvement. The Sales growth in 1995 as compared to 1994 is primarily due to the high levels of economic activity in the first half of 1995 coupled with the contribution from important new on-site supply contracts, partly offset by lower economic activity and unfavorable currency translation effects in the second half of the year.

     Operating profit for 1996 as compared to the 1995 pro forma results, excluding the CBI special charges, increased slightly and 1995 was essentially unchanged as compared to 1994.

EUROPE

     Sales for 1996 increased 10% as compared to the 1995 pro forma amounts due primarily to volume growth, the effect of newly acquired subsidiaries, improved merchant and packaged gases pricing in Southern Europe and improved Surface Technologies results. Sales for 1995 increased 14% primarily due to 4% volume growth and improved merchant and packaged gases pricing in Southern Europe.

     Operating profit (excluding the CBI special charges) increased 19% as compared to the 1995 pro forma period due primarily to the sales growth and continued productivity improvements. Operating profit for 1995 increased 30% reflective of the sales growth and continued productivity improvements.

Making Our Planet More Productive                                             21

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

CANADA, MEXICO, ASIA AND OTHER

Sales increased 3% in 1996 as compared to the 1995 pro forma amounts due to volume growth in Mexico and Asia. The comparability of Sales for 1995 versus 1994 is impacted by the 1994 sale of an air separation plant to a customer in Canada for $23 million, and unfavorable currency translation effects in Mexico. Excluding these, sales increased $66 million in 1995 due to improved pricing in Mexico, sales volume growth and new acquisitions.

     Operating Profit for 1996 compared to the 1995 pro forma amounts (excluding the CBI special charges) decreased $5 million primarily due to higher business development expenses in Asia and an increase in technology costs, which more than offset the sales growth. Operating Profit for 1995 versus 1994 increased primarily due to the volume growth.

Selling, General and Administrative Expenses

In 1996, selling, general and administrative expenses were $688 million, a $2 million decrease from the 1995 pro forma amount. The decrease is primarily due to cost improvements associated with the integration of the Liquid Carbonic business, largely offset by newly acquired and recently consolidated subsidiaries. Selling, general and administrative expenses as a percentage of sales declined to 15.5% in 1996 from 16.8% in 1995 on a pro forma basis.

     In 1995, selling, general and administrative expenses were $496 million, an $87 million increase from 1994. The increase is primarily due to newly acquired and recently consolidated subsidiaries along with higher profit sharing and other performance-based incentive compensation costs partially offset by worldwide productivity improvement efforts. Excluding the newly acquired and recently consolidated subsidiaries, selling, general and administrative expenses would have increased $41 million from 1994.

Other income (expenses) - net

In 1996, Other income (expenses) - net improved $5 million over the 1995 pro forma amount of $22 million due primarily to currency and the 1995 productivity improvement charges partly offset by non-recurring credits in 1995.

     In 1995, other income (expenses) - net improved significantly from 1994 due principally to income from the sale of the Linde name trademark and a favorable settlement of a social contribution tax issue in Brazil, partly offset by an accrual for future lease payments on excess office space in the U.S.

Interest Expense

The 1996 interest expense decreased $24 million from the 1995 pro forma amounts due primarily to lower interest rates and the issuance of 12.6 million shares of Praxair common stock at the end of the first quarter of 1996, the proceeds of which were used to lower debt levels.

     Interest expense increased $8 million in 1995 to $116 million principally due to higher effective interest rates and higher debt levels.

Income Taxes

The effective tax rate was 24% (26% excluding the tax benefit associated with the 1996 CBI integration charges), a decrease of 5% from the effective tax rate of the 1995 pro forma period. The decrease is due primarily to tax planning initiatives.

     The effective tax rate for 1995 was 28% which includes a $6 million charge relating to the revaluation of deferred tax assets due to a reduction in the Brazilian statutory tax rate. Excluding the $6 million charge, the effective tax rate for 1995 is 27% which is consistent with the 1994 annual effective tax rate, after excluding an $8 million non-recurring tax benefit in Brazil.

Minority Interests

On December 31, 1996, minority interests consisted primarily of minority shareholders' investments in three affiliates: S. A. White Martins (Brazil), Rivoira S.p.A. (Italy) and Praxair Korea. Additionally, Praxair records the dividends on preferred stock in minority interests. Minority shareholders' share of income for 1996 was $68 million, an increase of $3 million as compared to the 1995 pro forma amount of $65 million. This increase was primarily due to the recording of $6 million of preferred stock dividends and the increased results in South America mostly offset by the decreased minority position in White Martins (see note 2 to the financial statements).

     In January 1995, Praxair acquired most of the remaining shares of its Mexican affiliate that it did not already own. Minority shareholders' share of income for 1995 was $50 million, down from $61 million in 1994 due primarily to a decrease in net income in South America and the reduced minority position in Mexico.

22                                             Making Our Planet More Productive

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Income from Equity Investments

Praxair's more significant equity investments are in the United States, Belgium, India, Italy, Spain, Turkey and China. Praxair's share of net income from corporate equity investments increased $3 million from $5 million in the 1995 pro forma results primarily due to improved equity company results in the United States and Europe.

     Praxair's share of net income from equity investments decreased $5 million in 1995 from $7 million in 1994, due to the consolidation of GenEx Ltd., a U.S. packaged gases company previously held as an equity company.

Costs Relating to the Protection of the Environment

Praxair's principal operations relate to the production and distribution of atmospheric and other industrial gases which historically have not had a significant impact on the environment. However, worldwide costs relating to environmental protection may continue to grow due both to increasingly stringent laws and regulations and to Praxair's ongoing commitment to rigorous internal standards. Environmental protection costs for Praxair in 1996 were approximately $8 million of capital expenditures and $19 million of expenses. Included in the expenses were approximately $2 million for remedial projects. Praxair anticipates that future environmental protection expenditures will approximate the level of those in 1996 and will not have a material adverse effect on the consolidated financial position of Praxair or on the consolidated results of operations in a given year.

Commitments and Contingencies

See Note 14 to the financial statements for information concerning commitments and contingencies.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL DATA

Cash Flow from Operations

Cash flow from operations decreased slightly in 1996 versus 1995 from $611 million to $606 million. The decrease reflects one-time after-tax cash payments made in 1996 related to the acquisition of CBI for integration charges, antitrust litigation settlements and other non-recurring payments totaling $75 million. Excluding these charges, operating cash flow increased $70 million due to increased net income, depreciation and amortization expense, deferred taxes and other non-cash charges, partly offset by cash outflows from long-term assets and liabilities and working capital.

Cash flow from operations in 1995 was $611 million, an increase of $63 million from 1994. This increase reflects cash inflows from higher net income, deferred taxes and lower working capital requirements, partly offset by increased long-term assets and liabilities and other non-cash charges. Working capital decreased slightly over the 1994 period primarily due to lower scheduled payments on accounts payable and other current liabilities mostly offset by higher receivables and inventory required to support the sales growth.

Investing

Cash flow used for investing in 1996 totaled $2,334 million (excluding $735 million of debt assumed in the CBI acquisition), an increase of $1,614 million from 1995. This increase was due primarily to the acquisition of CBI and higher construction expenditures partly offset by proceeds from the sale of businesses held for sale (see note 2 to the financial statements).

     Construction expenditures for 1996 totaled $893 million, up $293 million from 1995. The increase is primarily in the United States and South America with additional growth taking place in Europe and Asia. In the United States, Praxair com-pleted construction of a liquid nitrogen facility in Alabama and large air separation plants in Texas, South Carolina, Iowa, Illinois, Louisiana, Indiana and Ohio. Internationally, capital expenditures increased in South America primarily from new growth, while the increase in Asia was primarily due to an air separation plant being completed and placed into operation in Yeochun, Korea and the addition of Thailand operations. In Europe, construction continued on several plants in Spain and an air separation plant was completed in Obernkirchen, Germany. Approximately 50% of capital expenditures over the last three years were in the United States and, in 1996, more than two-thirds of capital expenditures went for business growth, with the balance tied to maintaining current strong market positions and improving operating efficiency.

     Investment expenditures for 1996 totaled $1,705 million predominately due to the acquisition of CBI ($260 million excluding CBI). Also included are minority share purchases in South America, acquisitions of 18 independent packaged gases distributors in the United States and Canada, Surface Technologies companies in the United States and Germany, and other investments in Europe (Israel, Germany and Italy). Additionally, Asian partnerships expanded in India, China, Indonesia and Japan.

     On a worldwide basis, construction and investment expenditures for the full year 1997 are expected to be approximately $1 billion primarily from new growth opportunities in the United States, South America, Europe, and Asia and the continuation of Praxair's packaged gases and Surface Technologies acquisition strategies.

Making Our Planet More Productive                                             23

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Financing

At December 31, 1996, Praxair's total debt outstanding was $3,265 million, an increase of $1,947 million over 1995. This increase is due primarily to the CBI acquisition and increased capital expenditures, partially offset by the sale of common stock and proceeds from the sale of certain acquired CBI assets that were not strategic to Praxair. Praxair's debt-to-capital ratio increased from 46.3% at December 31, 1995 to 56.7% as of December 31, 1996 due to the CBI acquisition. During 1996, Praxair terminated CBI's $300 million revolving credit facility, reduced the commitments under its U.S. credit facility from $2.5 billion to $1.5 billion and consolidated Praxair's and CBI's Canadian credit facilities. At December 31, 1996, there were no borrowings under Praxair's $1.5 billion U.S. bank credit facility. Praxair's investment grade credit rating for long-term debt was maintained at A3/BBB+.

     As described in Note 2 to the financial statements, Praxair acquired the common stock of CBI Industries, Inc. for $2.2 billion, including assumed debt of $735 million. The funds used to consummate the acquisition initially came from short-term borrowings of Praxair, primarily commercial paper. During 1996 and as a result of the increased acquisition debt, Praxair undertook a program to adjust its capital structure and short-term/long-term debt mix to appropriate levels. In March, Praxair issued 12.6 million shares of common stock and used the proceeds of $462 million to repay short-term borrowings. In June, Praxair terminated CBI's ESOP and the ESOP redeemed $80 million of Senior ESOP Notes which were due through 2002. During April, Praxair issued $250 million of 6.70% non-redeemable Notes due 2001 and in November, issued an additional $250 million of 6.90% non-redeemable Notes due 2006. The proceeds from the Notes were primarily used to repay outstanding commercial paper and other short-term debt, and for general corporate purposes.

As discussed in Note 2 to the financial statements, during 1996 Praxair sold four air separation plants in the United States, the CBI terminals business, and another small business acquired from CBI for $191 million (after-tax and repayment of debt and lease obligations) and has filed a registration statement with the Securities and Exchange Commission (SEC) for the initial public offering of Chicago Bridge & Iron Company which is expected to be completed in early 1997. The proceeds from the completed transactions were used by Praxair to repay outstanding commercial paper and other short-term debt.

     Praxair's financing strategy is to secure sufficient funds to support its operations in the United States and around the world. Praxair sources the funding through a combination of local borrowing and intercompany lending in order to minimize the total cost of funds and to manage and centralize currency exchange exposures. Praxair manages its exposure to interest rate changes through the use of financial derivatives (see Note 6 to the financial statements).

RAW MATERIALS AND MARKETS

Energy is the single largest cost item in the production and distribution of industrial gases. For some products, such as carbon dioxide, helium, hydrogen, specialty gases and surface coatings and powders, raw materials are largely purchased from outside sources. Praxair generally has contracts or commitments for, or readily available sources of, these raw materials.

     Praxair's industrial gases are used by a diverse group of customers in a variety of industries including metal fabrication, primary metals, chemicals, medical, food processing, electronics, beverage, aerospace, petroleum refining, pulp and paper, oil and gas, glass, and numerous other markets. By using the gases Praxair produces and, in many cases, the proprietary processes that it invents, customers benefit through improved product quality, increased productivity, lower operating costs, conservation of energy and the attainment of environmental improvement objectives. Praxair has a large number of customers and no single customer accounts for a significant portion of Praxair's annual sales. Aircraft engines are Surface Technologies' primary market, but it also serves the printing, textile, chemical and primary metals markets. Aircraft-engine and airframe-component overhaul services are another offering.

24                                             Making Our Planet More Productive

                        CONSOLIDATED STATEMENT OF INCOME

Year Ended December 31,                                       1996       1995       1994
------------------------------------------------------------------------------------------
SALES                                                       $ 4,449    $ 3,146    $ 2,711
Cost of sales, exclusive of depreciation and amortization     2,564      1,777      1,507
Selling, general and administrative                             688        496        409
Depreciation and amortization                                   420        279        273
Research and development                                         72         61         58
CBI integration charges                                          85         --         --
Other income (expenses) - net                                    27         15        (17)
==========================================================================================
OPERATING PROFIT                                                647        548        447
Interest expense                                                195        116        108
------------------------------------------------------------------------------------------
INCOME BEFORE TAXES                                             452        432        339
Income taxes                                                    110        122         82
------------------------------------------------------------------------------------------
INCOME OF CONSOLIDATED ENTITIES                                 342        310        257
Minority interests                                              (68)       (50)       (61)
Income from equity investments                                    8          2          7
------------------------------------------------------------------------------------------
NET INCOME                                                  $   282    $   262    $   203
==========================================================================================
NET INCOME PER SHARE                                        $  1.77    $  1.82    $  1.45
==========================================================================================
                                              (Millions of dollars, except per share data)
The accompanying notes are an integral part of these financial statements.

Making Our Planet More Productive                                             25

                           CONSOLIDATED BALANCE SHEET

Year Ended December 31,                                                                1996         1995
---------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                           $    63      $    15
Accounts receivable                                                                     914          617
Inventories                                                                             312          228
Assets held for sale - net                                                              287           --
Prepaid and other current assets                                                         90           70
---------------------------------------------------------------------------------------------------------
        TOTAL CURRENT ASSETS                                                          1,666          930
Property, plant and equipment - net                                                   4,269        2,737
Equity investments                                                                      195          152
Other assets                                                                          1,408          315
---------------------------------------------------------------------------------------------------------
        TOTAL ASSETS                                                                $ 7,538      $ 4,134
=========================================================================================================
LIABILITIES AND EQUITY
Accounts payable                                                                    $   408      $   272
Short-term debt                                                                       1,520          349
Current portion of long-term debt                                                        42           36
Accrued taxes                                                                            69           64
Other current liabilities                                                               511          308
---------------------------------------------------------------------------------------------------------
        TOTAL CURRENT LIABILITIES                                                     2,550        1,029
Long-term debt                                                                        1,703          933
Other long-term obligations                                                             535          381
Deferred credits                                                                        258          262
---------------------------------------------------------------------------------------------------------
        TOTAL LIABILITIES                                                             5,046        2,605
=========================================================================================================
Minority interests                                                                      493          408
Preferred stock                                                                          75           --
Shareholders' equity:
        Common stock $.01 par value, authorized 500,000,000 shares, issued 157,501,453 shares in 1996
                and 140,624,292 shares in 1995                                            2            1
Additional paid-in capital                                                            1,350          752
Retained earnings                                                                       698          474
Translation and other                                                                  (126)        (105)
Less: Treasury stock, at cost (12,496 shares in 1996 and 88,723 shares in 1995)          --           (1)
---------------------------------------------------------------------------------------------------------
        TOTAL SHAREHOLDERS' EQUITY                                                    1,924        1,121
---------------------------------------------------------------------------------------------------------
        TOTAL LIABILITIES AND EQUITY                                                $ 7,538      $ 4,134
=========================================================================================================
The accompanying notes are an integral part of these financial statements.           (Millions of dollars)

26                                             Making Our Planet More Productive

                      CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31,                                                                  1996        1995          1994
------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
OPERATIONS
Net income                                                                            $   282      $   262      $   203
Adjustments to reconcile net income to net cash provided by operating activities:
        Depreciation and amortization                                                     420          279          273
        CBI integration charges                                                            37           --           --
        Deferred income taxes                                                              48           42           27
        Gain on sale of fixed assets                                                       (4)           1           --
        Working capital:
                Accounts receivable                                                      (121)         (48)         (66)
                Inventories                                                                (4)         (52)         (11)
                Prepaid and other                                                          25          (12)         (13)
                Payables and accruals                                                       9          118           63
                CBI acquisition payments                                                  (75)          --           --
        Long-term assets and liabilities                                                  (60)         (18)          28
        Other non-cash charges                                                             49           39           44
------------------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                                         606          611          548
------------------------------------------------------------------------------------------------------------------------
INVESTING
Capital expenditures                                                                     (893)        (600)        (326)
Investments                                                                            (1,705)        (202)         (59)
Divestitures and asset sales                                                              264           82           23
------------------------------------------------------------------------------------------------------------------------
        Net cash used for investing activities                                         (2,334)        (720)        (362)
------------------------------------------------------------------------------------------------------------------------
FINANCING
Short-term borrowings (repayments) - net                                                1,114            3          (36)
Long-term borrowings                                                                      602          201          130
Long-term debt repayments                                                                (489)        (154)        (247)
Minority transactions and other                                                             4          (10)         (22)
Issuances of common stock                                                                 611          111           71
Purchases of common stock                                                                  (7)         (45)          (8)
Dividends                                                                                 (58)         (45)         (37)
------------------------------------------------------------------------------------------------------------------------
        Net cash (used for) provided by financing activities                            1,777           61         (149)
------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                               (1)          --           (8)
------------------------------------------------------------------------------------------------------------------------
        Change in cash and cash equivalents                                                48          (48)          29
        Cash and cash equivalents, beginning-of-year                                       15           63           34
------------------------------------------------------------------------------------------------------------------------
        Cash and cash equivalents, end-of-year                                        $    63      $    15      $    63
========================================================================================================================
SUPPLEMENTAL DATA:
        Acquired debt from CBI Industries, Inc.                                       $   735      $    --      $    --
        Taxes paid                                                                    $    59      $    74      $    44
        Interest paid                                                                 $   241      $   120      $    92
========================================================================================================================
The accompanying notes are an integral part of these financial statements.                          (Millions of dollars)

Making Our Planet More Productive                                             27

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

Praxair, Inc. (Praxair or Company) was founded in 1907 and became an independent publicly traded company on June 30, 1992. Praxair is the largest industrial gases company in North and South America, and one of the largest worldwide. The Company is also the world's largest supplier of carbon dioxide. Praxair produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings to a diverse group of industries including metal fabrication, primary metals, chemicals, medical, electronics, oil and gas, aerospace, food processing, glass, and pulp and paper.

Principles of Consolidation

The consolidated financial statements include the accounts of all significant subsidiaries where control exists. Equity investments generally consist of 20-50% owned operations. Operations less than 20% owned are generally carried at cost. Pre-tax income from equity investments which are partnerships is included in Other income (expenses) - net with related taxes included in Income taxes. Partnership net assets are reported as equity investments in the balance sheet. Praxair does not allocate corporate costs to its equity investments. Significant intercompany transactions are eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results could differ, management believes such estimates to be reasonable.

Cash and Cash Equivalents

Cash equivalents are considered to be highly liquid securities with original maturities of three months or less.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined generally using the last-in, first-out (LIFO) method for certain U.S. operations and the average cost method for most other operations.

Property, Plant and Equipment - net

Property, plant and equipment are carried at cost, net of accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. Praxair generally uses accelerated depreciation methods for tax purposes where appropriate.

     Effective January 1, 1996, Praxair adopted Statement of Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. The adoption produced no effect on the Company's financial position or results of operations.

Foreign Currency Translation

For international subsidiaries where the local currency is the functional currency, translation gains and losses are accumulated as a separate component of shareholders' equity. For international subsidiaries operating in hyperinflationary economies, the U.S. dollar is the functional currency and translation gains and losses are included in income.

Financial Instruments

Praxair enters into various derivative financial instruments to manage its exposure to fluctuating interest and currency exchange rates. Such instruments include interest rate swap, forward rate and cap agreements, and currency exchange forward and option contracts. These instruments are not entered into for trading purposes and are generally held to maturity. Praxair only uses commonly traded and non-leveraged instruments.

     Interest rate swap agreements involve the exchange of fixed and floating interest payments without the exchange of the underlying principal amounts. The differential to be paid or received is recognized as an adjustment to interest expense. Interest rate cap agreements are purchased to reduce the impact of interest rate changes on floating rate debt. The premiums paid are amortized to interest expense over the terms of the agreements. The notional amounts of interest rate swap and cap agreements do not exceed the underlying debt principal amounts.

     Currency exchange forward and option contracts are generally entered into to hedge recorded balance sheet amounts related to international operations and firm commitments that create currency exposures. Gains and losses on hedges of assets and liabilities are recognized in income as offsets to the gains and losses from the underlying hedged amounts; gains and losses on hedges of net investments are reported on the balance sheet as part of the cumulative translation adjustment to equity; and gains and losses on hedges of firm commitments are recorded on the balance sheet and included in the basis of the underlying transaction. Forward exchange contracts that cover exposures which do not qualify as hedges are recorded in income on a mark-to-market basis.

28                                             Making Our Planet More Productive

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Praxair uses the following methods and assumptions to estimate the fair value of each class of financial instrument. Due to their nature, the carrying value of cash, short-term investments and short-term debt, receivables and payables approximates fair value. The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues. The fair value of interest rate swaps and currency exchange contracts are estimated based on market prices obtained from dealer quotes. Such quotes represent the estimated amount Praxair would receive or pay to terminate the agreements taking into consideration current rates and the credit worthiness of the counterparties. (See Note 6).

Patents, Trademarks And Goodwill

Amounts paid for patents and the excess of the purchase price over the fair value of the net assets of acquired operations (goodwill) are recorded as Other assets. Patents are amortized over their remaining useful lives, while trademarks and goodwill are amortized over the estimated period of benefit, up to forty years. Praxair periodically evaluates the recoverability of patents, trademarks and goodwill by assessing whether the unamortized balance can be recovered over its remaining life through cash flows generated by underlying tangible assets.

Research And Development

Research and development costs are charged to expense as incurred.

Income Taxes

Deferred income taxes are recorded for the temporary differences between the financial statement and tax bases of assets and liabilities using current tax rates.

Retirement Programs

Most Praxair employees worldwide are covered by various pension plans. The cost of pension benefits under these plans is determined using the "projected unit credit" actuarial cost method. Funding of pension plans varies and is in accordance with local laws and practices.

     Praxair accrues the cost of retiree life and health insurance benefits during the employees' service period when such benefits are earned.

Postemployment Benefits

Praxair recognizes the estimated cost of future benefits provided to former and inactive employees after employment but before retirement in accordance with SFAS No. 112, Employers' Accounting for Postemployment Benefits.

Stock-Based Compensation

Effective in 1996, Praxair adopted SFAS No. 123, Accounting for Stock-Based Compensation, and continues to account for incentive plans and stock options using the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Pro forma information required by SFAS No. 123 is included in Note 10.

Earnings Per Share

Earnings per share is computed by dividing net income for the period by the weighted average number of Praxair common shares outstanding and common stock equivalents. Weighted average shares and common stock equivalents used to compute earnings per share amounts were 159,037,716, 144,147,469, and 139,991,371 shares in 1996, 1995, and 1994, respectively.

Reclassifications

Certain prior years' amounts have been reclassified to conform to the current year's presentation.

NOTE 2
1996 ACQUISITION OF CBI INDUSTRIES, INC. (CBI)

Acquisition

On January 12, 1996, Praxair acquired approximately 94% of the outstanding shares of CBI common stock and on March 13, 1996 acquired the remaining common stock outstanding. The total purchase price for CBI's common stock was $2.2 billion including assumed debt of $735 million, amounts paid or to be paid in respect of executive compensation agreements, CBI's outstanding stock options and ESOP debt, and transaction expenses. The funds used to consummate the acquisition initially came from short-term borrowings of Praxair, primarily commercial paper.

     Historically, CBI operated in three major business segments: Industrial Gases (Liquid Carbonic), Contracting Services (Chicago Bridge & Iron Company) and Investments (primarily Statia Terminals). CBI's Industrial Gases segment is the world's largest supplier of carbon dioxide in its various forms and produces, processes and markets a wide variety of other industrial/medical and specialty gases, and assembles and sells industrial gas-related equipment. During 1996, Liquid Carbonic was completely integrated with Praxair's operations. Praxair determined that the Contracting Services and Investments segments of CBI were not strategic to the combined company and, during 1996, sold or took actions to sell these businesses (see below for a summary of Assets held for sale).

     The purchase price for the common stock of CBI has been allocated to the assets and liabilities of Liquid Carbonic based on appraisals, valuations and other studies; and to assets held for sale based on estimated net realizable values, as adjusted. These allocations will continue to be adjusted in early 1997 to reflect the amounts of actual proceeds, earnings and carrying

Making Our Planet More Productive                                             29

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

costs for businesses held for sale; and appraisals, valuations and other studies. The goodwill associated with the CBI acquisition, representing the costs in excess of the fair value of net assets acquired (shown on the balance sheet in Other assets), is being amortized on a straight line basis over forty years. The results of Liquid Carbonic's operations have been included in the consolidated financial statements effective January 1, 1996.

Pro forma information

The following table provides the unaudited pro forma consolidated results of operations for the year ended December 31, 1995, reflecting the acquisition as though it had occurred at January 1, 1995. The 1995 pro forma amounts are based upon the historical consolidated financial statements of Praxair and CBI combined and adjusted to give effect to the acquisition using the purchase method of accounting and to eliminate the operations and interest carrying costs related to acquired businesses to be sold.

     This unaudited pro forma financial information is not necessarily indicative of the results of the combined company that would have occurred had the acquisition occurred at the beginning of 1995 nor are they necessarily indicative of future operating results.

1995 Pro Forma Results (unaudited)*
---------------------------------------------------------
Sales                                             $4,109
Operating profit                                  $  576
Net income                                        $  190
Net income per share                              $ 1.32
---------------------------------------------------------
             (Millions of dollars, except per share data)

* Pro forma results include an operating profit charge of $54 million ($33 million after tax or $.23 per share) principally relating to legal, environmental and other matters of CBI's Liquid Carbonic business.

In order to align Praxair's South American operations after the CBI acquisition, effective April 1, 1996, Praxair merged its Liquid Carbonic South American subsidiaries into Praxair's 54%-owned subsidiary, S.A. White Martins, in exchange for additional common shares in White Martins. The transaction, valued at $728 million, increased Praxair's ownership in White Martins to 69.3%. This transaction did not significantly impact Praxair's consolidated results of operations or financial position.

Assets Held for Sale

The operations related to assets held for sale have been eliminated from Praxair's consolidated financial statements and the remaining assets and liabilities to be sold are shown in the consolidated balance sheet at December 31, 1996 as Assets held for sale - net at amounts equal to estimated net realizable values adjusted for anticipated earnings, interest and other carrying costs until sale. During 1996, Praxair sold four of Liquid Carbonic's air separation plants (based on an agreement with the U.S. Federal Trade Commission), Statia Terminals, Inc. and a small business that was part of CBI's Investments segment. The remaining Assets held for sale at December 31, 1996 relate primarily to Chicago Bridge & Iron Company and three businesses that were part of CBI's Contracting segment. A registration statement has been filed with the SEC for the initial public offering of Chicago Bridge & Iron Company which is expected to be completed in early 1997. The sale of the other businesses is expected to be completed in early 1997. Upon sale, any difference between the actual after-tax proceeds received and the carrying value of the assets sold will be recorded as an adjustment to the original purchase price allocation. The following table provides summary data for activity during 1996 related to these businesses:

Assets Held for Sale - Net
--------------------------------------------------------------------------------
Assets held for sale - net, date of acquisition                           $ 476
Add: Interest carrying costs                                                 17
Less: Net income of operations held for sale                                (15)
                 After-tax proceeds from sale of businesses                (191)
--------------------------------------------------------------------------------
Assets held for sale - net, December 31, 1996                             $ 287
================================================================================
                                                           (Millions of dollars)

NOTE 3
CBI INTEGRATION CHARGES

In March 1996, Praxair recorded a charge of $85 million pre-tax ($53 million after tax benefits of $30 million and minority interests of $2 million) for severance-related and other exit costs, primarily lease termination costs, associated with the integration of the Liquid Carbonic business of CBI and Praxair.

     The severance-related costs are for payments for the termination of Praxair and CBI employees due to synergies related to integrating the operations of the two companies, primarily manufacturing and product distribution, sales and marketing, and administrative functions. The original integration plan called for the termination of approximately 1,600 employees, of which 1,465 separations have occurred as of December 31, 1996. The other exit costs are primarily related to estimated net costs associated with lease commitments for surplus office and production space.

     The following table summarizes 1996 charges against the accrual:

                            Initial         1996    Remaining
CBI Integration Accrual     Accrual      Charges      Accrual
--------------------------------------------------------------
Severance                       $50          $29          $21
Other exit costs                 35           10           25
--------------------------------------------------------------
                                $85          $39          $46
=============================================================
                                         (Millions of dollars)

30                                             Making Our Planet More Productive

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4
SEGMENT DATA

Praxair operates principally in the industrial gases business. The following is a summary of sales, operating profit and total assets by geographic segment. Transfers between geographic segments were not significant.

Year Ended December 31,               1996            1995         1994
------------------------------------------------------------------------
SALES:
United States                      $ 2,157         $ 1,569      $ 1,242
South America                          990             667          595
Europe                                 613             494          432
Canada, Mexico, Asia and Other         689             416          442
------------------------------------------------------------------------
Total Sales                        $ 4,449         $ 3,146      $ 2,711
========================================================================
OPERATING PROFIT:(a)
United States                      $   322         $   285      $   206
South America                          190             137          139
Europe                                 113              90           69
Canada, Mexico, Asia and Other          52              53           49
Corporate                              (30)            (17)         (16)
------------------------------------------------------------------------
Total Operating Profit             $   647         $   548      $   447
========================================================================
TOTAL ASSETS:
United States                      $ 3,102         $ 1,869      $ 1,548
South America                        2,177             993          831
Europe                                 955             741          631
Canada, Mexico, Asia and Other       1,304(b)          531          510
------------------------------------------------------------------------
Total Assets                       $ 7,538         $ 4,134      $ 3,520
========================================================================
                                                   (Millions of dollars)

(a)During 1996, Praxair recorded an operating profit charge of $85 million related to CBI integration costs. The following are the operating profit impacts, by geographic segment for this charge.

--------------------------------------------------
 United States                                $37
 South America                                 13
 Europe                                         4
 Canada, Mexico, Asia and Other                28
 Corporate                                      3
--------------------------------------------------
Total Operating Profit                        $85
==================================================
                              (Millions of dollars)

(b) Includes $287 million related to Assets held for sale - net.

NOTE 5
INCOME TAXES

Pre-tax income applicable to U.S. and foreign operations is as follows:

Year Ended December 31,                   1996          1995          1994
---------------------------------------------------------------------------
United States                             $154          $188          $107
Foreign                                    298           244           232
---------------------------------------------------------------------------
Total income before income taxes          $452          $432          $339
===========================================================================
                                                       (Millions of dollars)

The following is an analysis of the provision for income taxes:

Year Ended December 31,              1996           1995            1994
-------------------------------------------------------------------------
CURRENT TAX EXPENSE
U.S. Federal                        $  15          $  48           $  32
State and local                         5              9               7
Foreign                                42             23              16
-------------------------------------------------------------------------
        Total current                  62             80              55
-------------------------------------------------------------------------
DEFERRED TAX EXPENSE
U.S. Federal                           39             14              (2)
State and Local                        --             --              (1)
Foreign                                 9             28              30
-------------------------------------------------------------------------
        Total deferred                 48             42              27
-------------------------------------------------------------------------
        Total income taxes          $ 110          $ 122           $  82
=========================================================================
                                                    (Millions of dollars)

Net deferred tax liabilities are comprised of the following:

December 31,                                    1996          1995
-------------------------------------------------------------------
DEFERRED TAX LIABILITIES
Fixed assets                                    $405          $257
State and local                                    9            11
Other                                            156           132
-------------------------------------------------------------------
        Total deferred tax liabilities           570           400
-------------------------------------------------------------------
DEFERRED TAX ASSETS
Benefit plans and related                        160           115
Inventory                                         15            13
Alternative minimum tax                           18             4
Loss carryforwards - gross                        40            32
Other                                            138            68
-------------------------------------------------------------------
                                                 371           232
-------------------------------------------------------------------
Less: Valuation allowances                        11            10
-------------------------------------------------------------------
        Total deferred tax assets                360           222
-------------------------------------------------------------------
        NET DEFERRED TAX LIABILITIES            $210          $178
===================================================================
                                               (Millions of dollars)

Making Our Planet More Productive                                             31

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

An analysis of the difference between the provision for income taxes and the amount computed by applying the U.S. statutory income tax rate to pre-tax income follows (amounts are in millions of dollars and percentages are of pre-tax income):

Year Ended December 31,                  1996                1995                1994
--------------------------------------------------------------------------------------------
                                     $          %        $          %        $          %
--------------------------------------------------------------------------------------------
U.S. statutory income tax rate      158        35.0     151        35.0     119        35.0
State and local taxes                 3         0.7       5         1.2       4         1.2
U.S. tax credits                     (1)       (0.2)     (1)       (0.2)     (1)       (0.3)
Foreign taxes                       (51)      (11.4)    (30)       (6.9)    (38)      (11.2)
Other - net                           1         0.2      (3)       (0.9)     (2)       (0.5)
--------------------------------------------------------------------------------------------
Provision for income tax            110        24.3     122        28.2      82        24.2
============================================================================================

The valuation allowances increased $1 million during 1996 and 1995, and decreased $6 million during 1994, all relating to foreign net operating loss carryforwards activity. At December 31, 1996, Praxair has approximately $29 million of foreign net operating loss carryforwards that expire principally through 2000, for which the deferred tax asset has been fully reserved by valuation allowances.

     In December 1996, the top marginal tax rate in Brazil was increased from 30.6% to 33%, effective for 1997 and beyond. The effect of this tax rate change was immaterial. In 1995, income taxes include a $6 million charge related to the decrease in Brazil's top marginal income tax rate from 43% to 30.6%. In 1994, income taxes include a $2 million credit related to the effect of the change increasing the top marginal income tax rate in Brazil from 35% to 43%.

     Provision has not been made for additional Federal or foreign taxes on $1,188 million of undistributed earnings of foreign subsidiaries that are planned to be reinvested indefinitely. These earnings could become subject to additional tax if they were remitted as dividends, loaned to Praxair, or upon sale of the subsidiary's stock. It is not practicable to estimate the amount or timing of the additional tax, if any, that might eventually be payable on the foreign earnings.

NOTE 6
DEBT AND FINANCIAL INSTRUMENTS

Debt

The following is a summary of Praxair's outstanding debt at December 31, 1996 and 1995:

Debt                                              1996            1995
-----------------------------------------------------------------------
SHORT-TERM
        Commercial paper                        $  880          $  118
        Other U.S. bank borrowings                 318             106
        Canadian borrowings                        167              64
        South American borrowings                  106              29
        Other International borrowings              49              32
-----------------------------------------------------------------------
Total Short-term Debt                            1,520             349
-----------------------------------------------------------------------
LONG-TERM
U.S.:
        6.75% Notes due 2003                       300             300
        8.70% Debentures due 2022
              (Redeemable after 2002)              300             300
        6.70% Notes due 2001                       250              --
        6.90% Notes due 2006                       250              --
        6.85% Notes due 2005                       150             150
        6.25% Notes due 2000                        75              --
        6.625% Notes due 2003                       75              --
        Other borrowings                            65              26
Canadian subsidiary borrowings                      90              90
South American subsidiary borrowings               109              35
Other International borrowings                      36              46
Obligations under capital leases                    45              22
-----------------------------------------------------------------------
                                                 1,745             969
Less: Current portion of long-term debt             42              36
-----------------------------------------------------------------------
Total Long-term Debt                             1,703             933
-----------------------------------------------------------------------
Total Debt                                      $3,265          $1,318
=======================================================================
                                                  (Millions of dollars)

32                                             Making Our Planet More Productive

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31,1996, Praxair has available a 5-year, $1.5 billion credit agreement used to support commercial paper borrowings. No borrowings were outstanding under this credit agreement at December 31, 1996 and 1995. The average interest rate on commercial paper and other U.S. bank borrowings was 5.6% during 1996 and 6.1% during 1995. Praxair's worldwide average short-term interest rate was 5.8% during 1996 and 9.0% during 1995.

     Praxair's major bank credit and long-term debt agreements contain various covenants which may, among other things, restrict the ability of Praxair to merge with another entity, incur or guarantee debt, sell or transfer certain assets, create liens against assets, enter into sale and leaseback agreements, or pay dividends and make other distributions beyond certain limits. These agreements also require Praxair to meet leverage, net worth and interest coverage ratios. At December 31, 1996, Praxair was in compliance with all such covenants.

     Payments due on long-term debt in the five years following 1996 are: 1997, $42 million; 1998, $39 million; 1999, $94 million; 2000, $102 million and 2001,
$334 million. At December 31, 1996, $30 million of Praxair's assets (principally international fixed assets) were pledged as security for long-term debt including the current portion of long-term debt.

     At December 31, 1996, the estimated fair value of Praxair's long-term debt portfolio was $1,760 million ($1,023 million at December 31, 1995) versus a carrying value of $1,745 million ($969 million at December 31, 1995). These differences are attributable to interest rates changes subsequent to when the debt was issued.

Financial Instruments

Praxair has entered into various interest rate swap and cap agreements that are used to manage exposure to interest rate changes. Fixed rate swaps are used to convert floating rate debt into fixed rate debt. Forward starting fixed rate swaps are generally used to extend coverage of existing swaps and increase the period for which floating rate debt is converted to fixed rate debt. Floating rate swaps are used to convert fixed rate debt into floating rate debt. Interest rate caps are used to limit the impact of rising interest rates on short-term floating rate debt. The fair market value of these swaps and caps approximated their carrying amounts at December 31, 1996 and 1995. The following table is a summary of the notional amount of interest rate swap and cap agreements at December 31, 1996 and 1995:

December 31,                         1996           1995
--------------------------------------------------------
MATURING WITHIN ONE YEAR
Fixed Rate Swaps                     $950*          $200
Floating Rate Swaps                  $ 15             --
Caps                                 $200             --
MATURING BETWEEN 1-3 YEARS:
Fixed Rate Swaps                     $ 20             --
Caps                                   --           $200
Floating Rate Swaps                  $150           $165
MATURING BETWEEN 3-5 YEARS:
Fixed Rate Swaps                     $ 80             --
--------------------------------------------------------
                                    (Millions of dollars)

* Also, the expiration dates for $600 million of these swaps have effectively been extended to later dates within the one-year maturity period through the use of forward starting fixed rate swaps.

Praxair is also a party to currency exchange forward contracts to manage its exposure to changing currency exchange rates. At December 31, 1996 and 1995, respectively, Praxair had $262 million and $284 million of currency exchange forward contracts outstanding: $239 million to hedge recorded balance sheet exposures ($214 million in 1995), $23 million to hedge firm commitments generally for the purchase of equipment related to construction projects ($13 million in 1995) and in 1995 only, $57 million to hedge other operating exposures that are accounted for on a mark-to-market basis. These contracts mature within 1 year. At December 31, 1996 and 1995, the fair market value of currency exchange contracts approximated their carrying amounts and the deferred gains and losses on these contracts were not material.

     Counterparties to interest rate derivative contracts, and currency exchange forward contracts are major financial institutions with credit ratings of investment grade or better and no collateral is required. There are no significant risk concentrations. Management believes the risk of incurring losses related to credit risk is remote and any losses would be immaterial.

Making Our Planet More Productive                                             33

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7
SHAREHOLDERS' EQUITY

Changes in Shareholders' equity were as follows:

                                                                                Unearned
                                                        Additional               Perfor-   Cumulative
                                        Common Stock       Paid-In   Retained      mance  Translation     Treasury Stock
Shareholders' Equity                  Shares    Amounts    Capital   Earnings      Stock   Adjustment    Shares   Amounts      Total
BALANCE, DECEMBER 31, 1993           134,450   $      1   $    625   $     91   $     (8)  $    (74)        --  $     --        635
Net income                                                                203                                                   203
Dividends on common stock
     ($.28 per share)                                                     (37)                                                  (37)
Issuances of common stock:
     For the Dividend Reinvestment
          and Stock Purchase plan        110                     1                                                                1
     For employee savings and
          incentive plans              3,677                    67                     3                                         70
Purchases of common stock                                                                                  374        (8)        (8)
Translation adjustments                                                                         (25)                            (25)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994           138,237   $      1   $    693   $    257   $     (5)  $    (99)       374  $     (8)  $    839
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                262                                                   262
Dividends on common stock
     ($.32 per share)                                                     (45)                                                  (45)
Issuances of common stock:
     For the Dividend Reinvestment
          and Stock Purchase plan        107                     1                                                                1
     For employee savings and
          incentive plans              2,280                    58                     1                (2,284)       52        111
Purchases of common stock                                                                                1,999       (45)       (45)
Translation adjustments                                                                          (2)                             (2)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995           140,624   $      1   $    752   $    474   $     (4)  $   (101)        89  $     (1)  $  1,121
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                282                                                   282
Dividends on common stock
     ($.38 per share)                                                     (58)                                                  (58)
Issuances of common stock:
     Public Offering                  12,650          1        461                                                              462
     For the Dividend Reinvestment
          and Stock Purchase plan         83                     2                                                                2
     For employee savings and
          incentive plans              4,144                   135                     4                  (264)        8        147
Purchases of common stock                                                                                  187        (7)        (7)
Translation adjustments                                                                         (25)                            (25)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996           157,501   $      2   $  1,350   $    698   $     --   $   (126)        12  $     --   $  1,924
====================================================================================================================================
                                                                                          (Millions of dollars, shares in thousands)

34                                            Making Our Planet More Productive

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 1996 there were 500,000,000 shares of common stock authorized (par value $.01 per share) of which 157,501,453 shares were issued and 157,488,957 were outstanding. During 1996, Praxair sold 12,650,000 shares of common stock in a public offering.

     The Board of Directors of Praxair declared a dividend distribution of one common stock purchase right (a "Right") for each share of Praxair's Common Stock outstanding at the close of business on June 30, 1992. The holders of any additional shares of Praxair's common stock issued after June 30, 1992 and before the redemption or expiration of the Rights are also entitled to one Right for each such additional share. Each Right entitles the registered holders, under certain circumstances, to purchase from Praxair one share of Praxair's common stock at $47.33 (subject to adjustment). At no time will the Rights have any voting power.

     The Rights may not be exercised until 10 days after a person or group acquires 15 percent or more of Praxair's common stock, or announces a tender offer that, if consummated, would result in 15 percent or more ownership of Praxair's common stock. Separate Rights certificates will not be issued and the Rights will not be traded separately from the stock until then.

     Should an acquirer become the beneficial owner of 15 percent or more of Praxair's common stock (other than as approved by Praxair's Board of Directors) and under certain additional circumstances, Praxair Rightholders (other than the acquirer) would have the right to buy common stock in Praxair, or in the surviving enterprise if Praxair is acquired, having a value of two times the exercise price then in effect. Also, Praxair's Board of Directors may exchange the Rights (other than the acquirer's Rights which will have become void), in whole or in part, at an exchange ratio of one share of Praxair common stock (and/or other securities, cash or other assets having equal value) per Right (subject to adjustment).

     The Rights will expire on June 30, 2002, unless exchanged or redeemed prior to that date. The redemption price is $.001 per Right. Praxair's Board of Directors may redeem the Rights by a majority vote at any time prior to the 20th day following public announcement that a person or group has acquired 15 percent of Praxair's common stock. Under certain circumstances, the decision to redeem requires the concurrence of a majority of the independent directors.

NOTE 8
PREFERRED STOCK

At December 31, 1996, there were 25,000,000 shares of preferred stock (par value $.01 per share) authorized, of which, 750,000 shares were issued and outstanding. The outstanding preferred shares were issued in December 1996 when PX Merger Corp. was merged into CBI. At that time, each outstanding share of CBI preferred stock was exchanged for a share of Praxair preferred stock having the same terms. Each series of preferred stock ranks on parity with the other, and no dividends may be paid on Praxair common stock unless preferred stock dividends have been paid. The preferred stock has limited voting rights. Following is a summary of each series of preferred stock outstanding:

Series A Preferred Stock

There are 550,000 outstanding shares of Praxair 7.48% Cumulative Preferred Stock, Series A which are entitled to receive cumulative annual dividends of $7.48 per share, payable quarterly. The Series A Preferred Stock is mandatorily redeemable on, but not prior to, April 1, 2000 at a price of $100 per share and has a liquidation preference of $100 per share.

Series B Preferred Stock

There are 200,000 outstanding shares of Praxair 6.75% Cumulative Preferred Stock, Series B which are entitled to receive cumulative annual dividends of $6.75 per share, payable quarterly. The Series B Preferred Stock is mandatorily redeemable on, but not prior to, September 5, 2002 at a price of $100 per share and has a liquidation preference of $100 per share.

Making Our Planet More Productive                                             35

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9
SUPPLEMENTARY INCOME STATEMENT INFORMATION

Year Ended December 31,         1996        1995        1994
-------------------------------------------------------------
SELLING, GENERAL AND
ADMINISTRATIVE
Selling                        $ 331       $ 236       $ 203
General and administrative       357         260         206
-------------------------------------------------------------
                               $ 688       $ 496       $ 409
=============================================================
OTHER INCOME
(EXPENSES) - NET
Investment income              $   6       $   4       $   6
Currency                           3          (4)         --
Partnership income                 8          10           9
Productivity improvement
        programs(a)               --         (14)        (16)
Other                             10          19(b)      (16)
-------------------------------------------------------------
                               $  27       $  15       $ (17)
=============================================================
INTEREST EXPENSE
Interest incurred on debt      $ 220       $ 125       $ 112
Interest capitalized             (25)         (9)         (4)
-------------------------------------------------------------
                               $ 195       $ 116       $ 108
=============================================================
MINORITY INTERESTS
Minority interests             $ (62)      $ (50)      $ (61)
Preferred stock dividends         (6)         --          --
-------------------------------------------------------------
                               $ (68)      $ (50)      $ (61)
=============================================================
                                        (Millions of dollars)

(a)Relates primarily to employee severance costs in Brazil in 1995 and in the U.S. and Europe in 1994.

(b)Includes income from the Linde name sale and a favorable settlement of a social contribution tax issue in Brazil; partly offset by an accrual for future lease payments on excess office space in the U.S.

NOTE 10
INCENTIVE PLANS AND STOCK OPTIONS

The 1992 Praxair Long-Term Incentive Plan (the "1992 Plan") provides for granting nonqualified or incentive stock options, stock grants, performance awards, and other stock-related incentives for key employees. Awards may be made under the 1992 Plan through the year 2001.

     Under the 1992 Plan, the total number of shares available for options or stock grants shall not exceed one percent of the number of shares outstanding on the first day of each year, plus any shares that were available but not used in a prior year up to two percent of the total number of shares outstanding on the first day of the year of the grant. Option prices are equal to the closing price of Praxair's common stock on the date of the grant. The options issued under the 1992 Plan become exercisable only after one or more years, and the option term can be no more than ten years.

     In 1996, the Board of Directors approved the 1996 Praxair, Inc. Performance Incentive Plan (the "1996 Plan") that provides for granting nonqualified or incentive stock options, stock grants, performance awards and other stock-related incentives for Praxair employees other than officers and directors, employees subject to Section 16 of the Securities Exchange Act of 1934 and employees subject to Section 162(m) of the Internal Revenue Code. Under the 1996 Plan, the number of shares of stock available for options or grants in each calendar year is limited to two percent of the total number of shares of common stock outstanding as of the first day of the year plus any carryover shares from prior years that were not granted up to a maximum of four percent of the shares of common stock that were outstanding on the first day of the year. Options granted under the 1996 Plan have terms and conditions identical to those that may be granted under the 1992 Plan.

     In 1992, Praxair issued performance stock to corporate officers and other key employees which become fully vested on February 1, 1997 since the cumulative 15 percent per year net income growth target for the five-year period was achieved. During 1994 the performance stock plan was modified to provide incentive for management to achieve net income growth beyond the original 15% per year target. Under the modification, participants earned additional cash payments equal to 87% of the value of the original performance stock grant. The pre-tax compensation expense related to this performance stock plan was $23 million in 1996 ($19 million in 1995 and $5 million in 1994).


     Effective January 1, 1997, Praxair initiated a new three-year executive compensation plan by granting 932,000 performance share equivalents (payable in Praxair common stock) and 1,108,000 stock options (the stock options were granted on October 22, 1996 with an exercise price of $46.125 per share) to corporate officers and other key employees. The performance share equivalents will fully vest on January 1, 2000, provided

36                                            Making Our Planet More Productive

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

that Praxair meets its three-year cumulative 15 percent per year earnings per share growth target for the period. The number of actual performance share equivalents that vest is governed by a sliding scale based on cumulative earnings per share achieved over the three-year period with no maximum. The stock options become exercisable on January 1, 2000. The plan will be accounted for as a variable plan under APB Opinion No. 25.

     The following table summarizes the changes in outstanding shares under option and performance stock grants and performance stock equivalents for 1996, 1995 and 1994 (Shares in thousands):

                                 Stock Options
                                            Average    Perfor-
                                           Exercise     mance
Activity                     Options          Price     Stock(a)
----------------------------------------------------------------
Outstanding at
    December 31, 1993         13,149      $   13.96      653
----------------------------------------------------------------
Granted                          959          19.45       51
Exercised                     (1,706)         13.39       --
Cancelled or expired            (117)         16.25      (73)
----------------------------------------------------------------
Outstanding at
    December 31, 1994         12,285          14.45      631
----------------------------------------------------------------
Granted                        1,422          21.14        9
Exercised                     (2,224)         13.94       --
Cancelled or expired             (54)         18.68       (4)
----------------------------------------------------------------
Outstanding at
    December 31, 1995         11,429          15.36      636
----------------------------------------------------------------
Granted                        2,615          40.52        6
Exercised                     (2,478)         14.99       --
Cancelled or expired             (89)         33.19       (3)
----------------------------------------------------------------
Outstanding at
December 31, 1996(b)          11,477          21.03      639
----------------------------------------------------------------
Options exercisable at:
    December 31, 1994          9,969          13.75
    December 31, 1995          8,671          13.99
    December 31, 1996(b)       7,275          14.20
================================================================

(a)The weighted-average price per share on the date the performance stock was granted was $41.83 in 1996 and ($25.18 in 1995 and $19.76 in 1994).

(b)The following table summarizes information about options outstanding and exercisable at December 31, 1996 (shares in thousands, life in years):

                                   Outstanding                                      Exercisable
                        --------------------------------------        -------------------------------------
                        Average                       Range of         Average                      Average
        Year of         Remain-                       Exercise        Exercise                     Exercise
        Grant           ing Life   Options              Prices           Price        Options         Price
        ----------------------------------------------------------------------------------------------------
        To 6/92*        3.3          4,891        $ 9.80-16.63          $13.06          4,891        $13.06
        7/92-12/93      5.9          1,876        $15.50-17.13          $15.84          1,876        $15.84
        1994            7.4            743        $17.88-23.63          $19.43            498        $18.88
        1995            8.1          1,420        $20.25-29.88          $21.14             10        $29.63
        1996            9.5          2,547        $34.13-47.75          $40.59              0             0
        ----------------------------------------------------------------------------------------------------
                        6.0         11,477        $ 9.80-47.75          $21.03          7,275        $14.20
        ====================================================================================================

*  Options issued at 6/30/92, the day Praxair became a public company.

Pro forma information:

SFAS No. 123 requires Praxair to disclose pro forma net income and pro forma earnings per share amounts as if compensation expense was recognized for options granted after 1994. Using this approach, pro forma net income and earnings per share in 1996 would be $8 million and $.05 lower, respectively versus reported amounts ($3 million and $.02 lower, respectively in 1995). The weighted average fair value of options granted during 1996 was $13.52 ($7.26 in 1995). These values, which were used as a basis for the pro forma disclosures, were estimated using the Black-Scholes Options-Pricing Model with the following assumptions used for grants in 1996 and 1995, respectively; dividend yield of 1.0% and 1.3%, volatility of 30% in both years; risk-free interest rate of 6.1% and 7.7%; and an expected term of 5 years for both years.

     These pro forma disclosures may not be representative of the effects for future years since options vest over several years and options granted prior to 1995 are not considered in these disclosures. Also, additional awards generally are made each year.

Making Our Planet More Productive                                             37

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11
SUPPLEMENTARY BALANCE SHEET INFORMATION

December 31,                                    1996         1995
------------------------------------------------------------------
ACCOUNTS RECEIVABLE
Trade                                        $   835      $   568
Other                                            110           71
------------------------------------------------------------------
                                                 945          639
Less: Allowance for doubtful accounts(a)          31           22
------------------------------------------------------------------
                                             $   914      $   617
==================================================================
INVENTORIES(b)
Raw materials and supplies                   $   118      $    86
Work in process                                   40           54
Finished goods                                   154           88
------------------------------------------------------------------
                                             $   312      $   228
==================================================================
PROPERTY, PLANT AND
EQUIPMENT - NET
Land and improvements                        $   183      $   142
Buildings                                        477          360
Machinery and equipment                        6,126        4,711
Construction in progress and other               722          445
------------------------------------------------------------------
                                               7,508        5,658
Less: Accumulated depreciation                 3,239        2,921
------------------------------------------------------------------
                                             $ 4,269      $ 2,737
==================================================================
OTHER ASSETS
Patents, trademarks and goodwill(c)          $ 1,173      $   174
Deposits(d)                                       40           30
Investments at cost                                4            6
Other                                            191          105
------------------------------------------------------------------
                                             $ 1,408      $   315
==================================================================
OTHER CURRENT LIABILITIES
Accrued accounts payable                     $   160      $   122
Payrolls                                         125           82
Employee benefits and related                     72           23
CBI Integration charges                           24           --
Accrued interest payable                          41           35
Other                                             89           46
------------------------------------------------------------------
                                             $   511      $   308
==================================================================
OTHER LONG-TERM OBLIGATIONS
Employee benefits and related                $   463      $   358
CBI Integration charges                           22           --
Other(d)                                          50           23
------------------------------------------------------------------
                                             $   535      $   381
==================================================================
DEFERRED CREDITS
Income taxes(e)                              $   213      $   195
Other                                             45           67
------------------------------------------------------------------
                                             $   258      $   262
==================================================================
CUMULATIVE FOREIGN
CURRENCY TRANSLATION
ADJUSTMENT
Europe                                       $   (10)     $     2
Canada, Mexico, Asia and Other                  (116)        (103)
------------------------------------------------------------------
                                             $  (126)     $  (101)
==================================================================
                                             (Millions of dollars)

(a) Provisions to the allowance for doubtful accounts were $6 million, $5 million and $2 million in 1996, 1995 and 1994 respectively.

(b) Approximately 31% and 37% of total inventories were valued using the LIFO method at December 31, 1996 and 1995, respectively. If inventories had been valued at current costs, they would have been approximately $23 million and $21 million higher than reported at December 31, 1996 and 1995.

(c) Net of accumulated amortization of $73 million in 1996 and $39 million in 1995.

(d) $79 million and $84 million of Other assets and Other long-term obligations in Brazil have been offset in 1996 and 1995, respectively.

(e) Deferred income taxes related to current items are included in Prepaid and other current assets in the amount of $3 million in 1996 and $17 million in 1995.

38                                            Making Our Planet More Productive

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12
RETIREMENT PROGRAMS

Pensions

Praxair has two main U.S. retirement programs which are non-contributory defined benefit plans, the Praxair Retirement Program and the CBI Retirement Program (see Note 2). Pension benefits for both are based predominantly on years of service, age and compensation levels prior to retirement. Pension coverage for employees of Praxair's international subsidiaries generally is provided by those companies through separate plans. Obligations under such plans are typically provided for by depositing funds with trustees, under insurance policies, or by book reserves.

The components of net pension cost for 1996, 1995 and 1994 and the funded status as of December 31, 1996 and 1995 for Praxair's domestic retirement programs and significant international plans are shown to the right.

Year Ended December 31,             1996       1995       1994
---------------------------------------------------------------
NET PENSION COST
Service cost - benefits earned
        during the period          $  36      $  26      $  24
Interest on projected benefit
obligation                            53         43         35
Actual (return) loss on
        plan assets                  (80)      (134)         6
Net amortization and deferral         25         92        (46)
---------------------------------------------------------------
                                   $  34      $  27      $  19
===============================================================
                                           (Millions of dollars)

                                                               U.S. Plans                      International Plans
                                                      ----------------------------    -------------------------------------
                                                        Overfunded     Underfunded      Overfunded            Underfunded
                                                      ---------------  -----------    ---------------       ---------------
December 31,                                          1996       1995     1996(a)      1996      1995       1996        1995
----------------------------------------------------------------------------------------------------------------------------
FUNDED STATUS
Accumulated benefit obligation:
    Vested benefits                                 $(301)     $(290)     $ (90)     $(123)     $(103)     $ (59)     $ (44)
    Non-vested benefits                               (37)       (38)        (6)        (3)        (2)       (39)       (35)
----------------------------------------------------------------------------------------------------------------------------
                                                    $(338)     $(328)     $ (96)     $(126)     $(105)     $ (98)     $ (79)
============================================================================================================================
Projected benefit obligation                        $(431)     $(414)     $(108)     $(145)     $(125)     $(147)     $(120)
----------------------------------------------------------------------------------------------------------------------------
Plan assets at fair value, primarily common
    stocks and fixed income securities                415        377         93        194        153         64         49
----------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation (in excess of) less
    than plan assets                                  (16)       (37)       (15)        49         28        (83)       (71)
Unamortized net (asset) obligation at transition       (5)        (7)        --        (11)       (11)        10          8
Unamortized prior service cost                          9         11         --          3          4         10         10
Unrecognized (gains) losses - net                     (28)        (1)       (12)       (26)        (7)        --          2
----------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) pension obligation                $ (40)     $ (34)     $ (27)     $  15      $  14      $ (63)     $ (51)
============================================================================================================================
                                                                                                       (Millions of dollars)

(a) Related to the CBI Retirement Program.

The significant actuarial assumptions used, were as follows:

                                                                          U.S. Plans                  International Plans
                                                                  ---------------------------   -----------------------------
Year Ended December 31,                                              1996    1995      1994        1996       1995       1994
-----------------------------------------------------------------------------------------------------------------------------
Discount rate for determining the projected benefit obligation       7.5%      7%      8.5%        4-9%     4-8.5%     5.5-9%
Rate of increase in compensation levels                             4.75%   4.25%     5.75%        3-7%     3-6.5%     3.5-7%
Expected long-term rate of return on plan assets                     9.5%    9.5%      9.5%    5.5-9.5%   5.5-9.5%      6-10%
-----------------------------------------------------------------------------------------------------------------------------

Making Our Planet More Productive                                             39

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Postretirement Benefits Other Than Pensions

Praxair provides health care and life insurance benefits to certain eligible retired employees. These benefits are provided through various insurance companies and health care providers. Praxair is obligated to make payments for a portion of postretirement benefits related to retirees of Praxair's former parent. As part of the CBI acquisition (see Note 2), Praxair assumed responsibility for health care and life insurance benefit obligations for CBI's retired employees. Praxair does not currently fund its postretirement benefits obligations.

     The components of net periodic postretirement benefit cost for 1996, 1995 and 1994 and the funded status as of December 31, 1996 and 1995 were as follows:

Year Ended December 31,              1996      1995      1994
---------------------------------------------------------------
NET PERIODIC
POST-RETIREMENT BENEFIT COST
Service cost - benefits earned
   during the year                   $  7      $  5      $  6
Interest on accumulated post-
   retirement benefit obligation       14        14        13
Actual return on plan asset            (1)       (2)       --
Net amortization and deferral          (9)       (7)       (9)
--------------------------------------------------------------
                                     $ 11      $ 10      $ 10
==============================================================
                                          (Millions of dollars)

December 31,                                         1996           1995
-------------------------------------------------------------------------
FUNDED STATUS
Accumulated postretirement benefit
        obligation attributed to:
        Retirees                                    $(185)        $(150)
        Fully eligible active plan participants       (30)          (24)
        Other active plan participants                (15)          (23)
-------------------------------------------------------------------------
                                                     (230)(a)      (197)
Plan assets at fair value, primarily common
        stocks and fixed income securities              9            10
Unrecognized prior service cost                       (19)          (30)
Unrecognized (gains) losses - net                      (3)           --
-------------------------------------------------------------------------
Accrued postretirement benefit obligation           $(243)        $(217)
=========================================================================
                                                    (Millions of dollars)

(a) Includes $28 million related to the CBI Plan at the acquisition date.

For 1996 measurement purposes, an 8.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1996, gradually reducing to 5.0% in 2004 and thereafter. For 1995 and 1994 measurement purposes, the annual rate of increase was gradually reducing to 4.5% and 6.0%, respectively. This health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate the effect, increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation by $11 million as of December 31, 1996 ($11 million and $6 million as of December 31, 1995 and 1994), and the aggregate of the service and interest cost components of net periodic postretirement benefit cost by $1 million in 1996, 1995 and 1994. Under the CBI plan, retiree health care benefits are provided under an established formula which limits costs based on prior years of service of retired employees. Other significant actuarial assumptions used to calculate the accumulated postretirement benefit obligation were the same as those used for the U.S. pension plan (see above).

NOTE 13
LEASES

For operating leases, primarily involving manufacturing and distribution equipment and office space, noncancelable commitments extending for more than one year will require the following future minimum payments at December 31, 1996:

Lease Payments
----------------------------------------------------------------
1997                $59            2000                     $32
----------------------------------------------------------------
1998                $46            2001                     $35
----------------------------------------------------------------
1999                $38            After 2001              $230
----------------------------------------------------------------
                                          (Millions of dollars)

Included in these totals are $70 million of lease commitments to Praxair's former parent company, principally for office space. Praxair is also contingently required to pay certain Canadian lease obligations of the former parent company in the event of a default totaling approximately $20 million ($27 million Canadian). If such payment is required, Praxair has a legal right to set off any such amounts paid against other amounts it owes to the former parent company for lease commitments.

     Total lease and rental expenses under operating leases were $70 million in 1996, $37 million in 1995 and $34 million in 1994. The present value of the future lease payments under operating leases, is approximately $256 million at December 31, 1996.

40                                            Making Our Planet More Productive

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14
COMMITMENTS AND CONTINGENCIES

In the normal course of business, Praxair is involved in legal proceedings and claims with both private and governmental parties. These cover a variety of items, including product liability and environmental matters. In some of these cases, the remedies that may be sought or damages claimed are substantial. While it is impossible at this time to determine with certainty the ultimate outcome of any of these cases, in the opinion of management, they will not have a material adverse effect on the consolidated financial position of Praxair or on the consolidated results of operations in a given year. Should any losses be sustained in connection with any of these cases in excess of provisions therefore, they will be charged to income in the future.

     In September 1996, Praxair was named as a defendant in a four count lawsuit filed by Airgas, Inc., a competitor, in the Philadelphia Court of Common Pleas alleging essentially that Praxair breached an oral contract with Airgas by acquiring CBI Industries, Inc. without allowing Airgas to participate in the acquisition. The complaint also contains allegations of conversion, fraud and quantum meruit. Praxair believes that the complaint is totally without merit and intends to defend itself vigorously.

     Praxair's 60%-owned Italian subsidiary has entered into two unconditional long-term purchase agreements, signed in 1989 and 1992, for oxygen and nitrogen to be used to supply existing merchant liquid customers. Obligations in connection with financing under these agreements total $39 million ($25 million on a present value basis), with annual obligations of $5 million over the next three years and $3 million over the succeeding two years. Total purchases of product in 1996, 1995 and 1994, including other amounts purchased under these agreements, were $9 million, $9 million and $8 million, respectively.

     At  December  31,  1996,  the  estimated  cost  of  completing   authorized
construction projects in the normal course of business is approximately $310 million.

NOTE 15
QUARTERLY DATA (UNAUDITED)

1996                                      1Q              2Q           3Q           4Q         Year
----------------------------------------------------------------------------------------------------
Sales                               $  1,090           1,093        1,115        1,151     $  4,449
Cost of sales                       $    629             631          637          667     $  2,564
Depreciation and amortization       $    101             105          107          107     $    420
Operating profit                    $     82(a)          177          190          198     $    647(a)
----------------------------------------------------------------------------------------------------
Net income                          $     17(a)           81           88           96     $    282(a)
----------------------------------------------------------------------------------------------------
Net Income per share                $    .11        $    .50     $    .54     $    .59     $   1.77
Weighted average shares (000's)      148,438         161,680      162,316      163,473      159,038
====================================================================================================
                                                        (Millions of dollars, except per share data)

1995                                      1Q              2Q           3Q           4Q         Year
----------------------------------------------------------------------------------------------------
Sales                               $    756             788          795          807     $  3,146
Cost of sales                       $    422             439          456          460     $  1,777
Depreciation and amortization       $     70              71           70           68     $    279
Operating profit                    $    134             141          136          137     $    548
----------------------------------------------------------------------------------------------------
Net income                          $     65              67           64           66     $    262
----------------------------------------------------------------------------------------------------
Net Income per share                $    .46        $    .47     $    .44     $    .45     $   1.82
Weighted average shares (000's)      141,941         142,517      144,832      145,988      144,147
====================================================================================================
                                                        (Millions of dollars, except per share data)

(a) Operating profit and Net income for the first quarter and year of 1996 include a charge of $85 million and $53 million, respectively, for severance-related, lease termination and other exit costs associated with the integration of the industrial gases businesses of CBI and Praxair (see
    Note 3).

Making Our Planet More Productive                                             41

       MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL STATEMENTS

Praxair's financial statements are prepared by management, which is responsible for their fairness, integrity and objectivity. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis except for accounting changes as disclosed and, accordingly, include amounts that are estimates and judgments. All historical financial information in this annual report is consistent with the accompanying financial statements.

     Praxair maintains accounting systems, including internal accounting controls monitored by a staff of internal auditors, that are designed to provide reasonable assurance of the reliability of financial records and the protection of assets. The concept of reasonable assurance is based on recognition that the cost of a system should not exceed the related benefits. The effectiveness of those systems depends primarily upon the careful selection of financial and other managers, clear delegation of authority and assignment of accountability, inculcation of high business ethics and conflict-of-interest standards, policies and procedures for coordinating the management of corporate resources and the leadership and commitment of top management.

     Praxair's financial statements are audited by Price Waterhouse LLP, independent accountants, in accordance with generally accepted auditing standards. These standards provide for a review of Praxair's internal accounting controls to the extent they deem appropriate in order to issue their opinion on the financial statements.

     The Audit Committee of the Board of Directors, which consists solely of non-employee directors, is responsible for overseeing the functioning of the accounting system and related controls and the preparation of annual financial statements. The Audit Committee periodically meets with management, internal auditors and the independent accountants to review and evaluate their accounting, auditing and financial reporting activities and responsibilities. The independent accountants and internal auditors have full and free access to the Audit Committee and meet with the Committee, with and without management present.

/s/ H. William  Lichtenberger      /s/ John A. Clerico      /s/ J. Robert Vipond
H. William  Lichtenberger          John A. Clerico          J. Robert Vipond
Chairman and                       Vice President and       Vice President
Chief  Executive  Officer          Chief Financial Officer  and Controller

Danbury, Connecticut
February 7, 1997




42                                             Making Our Planet More Productive

                       REPORT OF INDEPENDENT ACCOUNTANTS
                                                            Price Waterhouse LLP

To the Board of Directors and Shareholders of Praxair, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and of cash flows present fairly, in all material respects, the financial position of Praxair, Inc. and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP
Stamford, Connecticut
February 7, 1997



Making Our Planet More Productive                                             43

                           INFORMATION FOR INVESTORS

COMMON STOCK INFORMATION

Praxair lists its common stock for trading on the New York Stock Exchange under the stock symbol, "PX." Unlisted trading privileges also have been granted by the Pacific, Cincinnati and Midwest Stock Exchanges. There were 38,901 shareholders of record as of December 31, 1996.

SHAREHOLDER RETURNS

Closing high and low stock prices and dividends are presented below:

                       High           Low       Dividends
----------------------------------------------------------
1996
Fourth quarter     $   49.375    $   43.125    $    0.095
Third quarter      $   43.375    $   36.500    $    0.095
Second quarter     $   42.250    $   37.125    $    0.095
First quarter      $   39.875    $   31.750    $    0.095
----------------------------------------------------------

1995
Fourth quarter     $   33.875    $   24.375    $    0.08
Third quarter      $   28.750    $   24.875    $    0.08
Second quarter     $   25.250    $   22.250    $    0.08
First quarter      $   23.250    $   19.875    $    0.08
----------------------------------------------------------

1994
Fourth quarter     $   24.250    $   19.125    $    0.07
Third quarter      $   24.375    $   19.250    $    0.07
Second quarter     $   20.750    $   17.250    $    0.07
First quarter      $   19.250    $   16.375    $    0.07
----------------------------------------------------------

DIVIDEND POLICY

Dividends on Praxair's common stock are declared by the Board of Directors and, when declared, usually will be paid during the sixth week after the close of the fiscal quarter. It is the company's objective to pay dividends consistent with the reinvestment of earnings necessary for long-term growth.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Shareholders holding shares registered in their name may increase their investment in Praxair shares through the Dividend Reinvestment and Stock
Purchase Plan without payment of any brokerage commission. Full details concerning this plan may be obtained from The Bank of New York.

Earnings per share*
---------------------------------
1996                    $   2.11+
1995                    $   1.82
1994                    $   1.45
1993                    $   1.06
1992                    $   0.64
---------------------------------
* Before cumulative effect of accounting changes
+ Before CBI integration charges

SHAREHOLDER INFORMATION

The annual report is the principal means of communicating Praxair's business strategies and financial performance to its shareholders. Additional information on corporate governance matters is provided in the proxy statement prepared in conjunction with Praxair's annual meeting. Also, Praxair's 1996 annual report on Form 10-K, which incorporates parts of this annual report by reference and is filed with the U.S. Securities and Exchange Commission, provides certain additional information.

     Praxair Investor Relations is responsible for shareholder communications and welcomes shareholder inquiries about Praxair, either by telephone or in writing.

     The Bank of New York is Praxair's stock transfer agent and registrar, and maintains shareholder records. Shareholders needing information about account records, stock certificates, change of address and dividend payments should contact:

The Bank of New York
Shareholder Relations, Department 11E
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
800-524-4458 or, outside the U.S., (212) 815-5800

The annual report, proxy statement and filings with the U.S. Securities and Exchange Commission can be obtained upon request to The Bank of New York or:

Investor Relations
Praxair, Inc.
39 Old Ridgebury Road
Danbury, CT 06810-5113
(203) 837-2210

ANNUAL MEETING OF SHAREHOLDERS

The 1997 annual meeting of shareholders of Praxair, Inc. will be held at 9:30 a.m. on Tuesday, April 29, 1997 at Hilton Inn and Towers, 18 Old Ridgebury Road, Danbury, Connecticut.

GENERAL CORPORATE INFORMATION
For general information about Praxair, its products and services, write or call:

Corporate Communications
Praxair, Inc.
39 Old Ridgebury Road
Danbury, CT 06810-5113
800-PRAXAIR or, outside the U.S., (716) 879-4077

Visit Praxair Online on the World Wide Web:
http://www.praxair.com

44                                             Making Our Planet More Productive

                               BOARD OF DIRECTORS

[GRAPHICS OMITTED]
From Left: Alejandro Achaval, John A. Clerico, John J. Creedon, C. Fred Fetterolf, Dale F. Frey, Claire W. Gargalli, Edgar G. Hotard, Ronald L. Kuehn, Jr., H. William Lichtenberger, Benjamin F. Payton, G. Jackson Ratcliffe, Jr., H. Mitchell Watson, Jr.


Alejandro Achaval
Director, Argentine National Institute
of Technology; former Vice Chairman &
Chief Executive Officer, IPAKO
Industrias Petroquimicas Argentinas S.A.
Audit; Finance & Pension Committees

John A. Clerico
Vice President & Chief Financial
Officer, Praxair, Inc.
Finance & Pension Committee

John J. Creedon
Consultant and Director of various
corporations; former President & Chief
Executive Officer, Metropolitan Life
Insurance Company
Finance & Pension (Chairman);
Compensation & Management Development
Committees

C. Fred Fetterolf
Director of various corporations; former
President & Chief Operating Officer,
Aluminum Company of America
Audit (Chairman); Public Policy & Nominating
Committees

Dale F. Frey
Director of various corporations; former
Vice President, General Electric
Company; former Chairman & President,
General Electric Investment Corporation
Finance & Pension; Public Policy &
Nominating Committees

Claire W. Gargalli
Vice Chairman, Diversified Search
Companies
Finance & Pension; Compensation & Management
Development Committees

Edgar G. Hotard
President, Praxair, Inc.
Finance & Pension Committee

Ronald L. Kuehn, Jr.
Chairman, President & Chief Executive
Officer, Sonat Inc.
Audit; Compensation & Management
Development (Chairman) Committees

H. William Lichtenberger
Chairman & Chief Executive Officer,
Praxair, Inc.
Public Policy & Nominating Committee

Benjamin F. Payton
President, Tuskegee University
Audit; Public Policy & Nominating Committees

G. Jackson Ratcliffe, Jr.
Chairman, President & Chief Executive
Officer, Hubbell Incorporated
Compensation & Management Development;
Public Policy & Nominating (Chairman)
Committees

H. Mitchell Watson, Jr.
President, Sigma Group of America
Audit; Compensation & Management Development
Committees

Making Our Planet More Productive                                             45

               OFFICERS, REGIONAL MANAGEMENT AND ADVISORY COUNCIL

OFFICERS

Leonard M. Baker
Vice President, Technology

Paul J. Bilek
President, North American Industrial Gases, and President, Praxair Canada

Felix de Bulhoes
Chairman, S.A. White Martins

David H. Chaifetz
Vice President, General Counsel & Secretary

John A. Clerico
Vice President & Chief Financial Officer

Michael E. DeDomenico
President, Praxair Europe

Ivan Garcia
Chief Executive Officer, S.A. White Martins

Jesus E. Gonzalez
Vice President, North American On-Site Gases, and President, Praxair Mexico

Barbara R. Harris
Vice President, Human Resources

Bradley J. Holcomb
Vice President, Global Procurement
& Materials Management

Edgar G. Hotard
President

Thomas W. von Krannichfeldt
President, Praxair Surface
Technologies, Inc.

H. William Lichtenberger
Chairman & Chief Executive Officer

Sunil Mattoo
Vice President, Marketing

Nigel D. Muir
Vice President, Communications & Public Relations

Jose R. Rivero
President, Praxair Distribution, Inc.
(North American Packaged Gases)

James S. Sawyer
Vice President & Treasurer

Donald W. Terry
Vice President, Carbon Dioxide Product & Services

William M. Therrien
Vice President, Engineering &
Supply Systems

J. Robert Vipond
Vice President & Controller

REGIONAL MANAGEMENT

SOUTH AMERICA

Domingos Bulus
Assistant Director, Andean Treaty Countries

Albino Carneiro
Assistant Director, South Cone Countries

Ricardo Malfitano
Officer, Industrial Gases, Brazil

EUROPE & MIDDLE EAST

Franco Mazzali
Managing Director, Italy and Middle East

Jean-Michel Tiard
Managing Director, Western Europe and Poland

Gabriel Toledo
Managing Director, Spain and Turkey

CANADA

Michael J. Douglas
Managing Director, Praxair Canada

MEXICO

Cesar Guajardo
Managing Director, Praxair Mexico

PUERTO RICO

Robert P. Sheehan
President, Praxair Puerto Rico

ASIA

James F. Fuchs
Vice President, Asia

V. Thad Evans
Managing Director, Praxair Japan, and President,
Praxair Iwatani Electronics Gases

Brian Evison
Managing Director, Praxair Indonesia and Praxair Australia

K.H. Lee
President, Praxair Korea

Brent Lok
President, Praxair Greater China

Indrajit Mookerjee
Managing Director, Praxair India

Kitti Prapasuchart
Managing Director, Praxair Thailand

SOUTH AMERICAN ADVISORY COUNCIL

H. William Lichtenberger
Chairman

Felix de Bulhoes
Deputy Chairman

Ricardo Cilliones
President, Grupo Mayaguez, Peru

Enzo Debernardi
Senior Consultant and Advisor, Paraguay

Ivan Garcia
Chief Executive Officer, S.A. White Martins, Brazil

Isaac Gilinski
President, Bancol SA, Colombia

Agostino Rocca
President and CEO, Organizacion Techint, Argentina

Paolo Rocca
Executive Vice President, Siderca, Argentina

Mario Henrique Simonsen
Vice President, Fundacao Getulio Vargas, Brazil

Benjamin Steinbruch
Chairman, Companhia Siderurgica Nacional, Brazil

46                                             Making Our Planet More Productive

                          PRAXAIR LOCATIONS WORLDWIDE

WORLD HEADQUARTERS
Praxair, Inc.
39 Old Ridgebury Road
Danbury, CT 06810-5113
1-800-PRAXAIR
(716) 879-4077 (from outside the U.S.)

Praxair Surface Technologies, Inc.
Indianapolis, IN
(317) 240-2500
(affiliates in Denmark, France, Germany,
Italy, Switzerland, United Kingdom,
Japan and Singapore)

NORTH AMERICA

Praxair, Inc.
Danbury, CT, USA
1-800-PRAXAIR
(716) 879-4077 (from outside the U.S.)

Praxair Mexico S.A. de C.V.
Mexico City, Mexico
52 (5) 627-9500

Praxair Canada Inc.
Mississauga, Ontario
(905) 803-1600

SOUTH AMERICA

S.A. White Martins
Rio de Janeiro, Brazil
55 (21) 211.6232
Argentina, Bolivia, Chile, Colombia,
Ecuador, Paraguay, Peru, Uruguay,
Venezuela

CENTRAL AMERICA/CARIBBEAN

Praxair Puerto Rico
Gurabo, PR
(787) 258-7200
Belize, Costa Rica

EUROPE

Praxair N.V.
Zaventem (Brussels), Belgium
32 (2) 716.0580
Austria, Croatia, Czech Republic,
France, Germany, Israel, Italy, The
Netherlands, Poland, Portugal, Slovenia,
Spain, Turkey

ASIA

Praxair Asia, Inc.
Singapore
(65) 224.1355
Australia, India, Indonesia, Japan,
People's Republic of China, South Korea,
Thailand

The forward-looking statements contained in this document concerning, among other things, projected earnings, capital spending, effective tax rates, and the timing, proceeds and other terms of the disposition of businesses and assets held for sale, involve risks and uncertainties, and are subject to change based on various factors, including the impact of changes in worldwide and national economies, achievement of synergies and cost reductions in the integration of the recently acquired Liquid Carbonic business of CBI Industries, Inc., the timing of divestments and the proceeds realized therefrom, pricing fluctuations in foreign currencies, changes in interest rates, the continued timely development and acceptance of new products and processes, the impact of competitive products and pricing, the ability to achieve tax synergies that will reduce the effective tax rate for the CBI businesses, and the impact of tax and other legislation and regulation in the jurisdictions in which the company operates.

Design: R.L. Marciniak, Inc. Photography:  Location - David Mendelsohn
Portraits - Wendy Barrows   Typography: Ginny Doyle
Printing: The Hennegan Company

  This annual report is printed on recycled paper.