Form 10-K405, Exhibit 13
period 1997-12-31
PRAXAIR INC
filed 1998-03-18
CIK 884905

INDEX TO FINANCIAL STATEMENTS AND INFORMATION

Five-Year Financial Summary                                           26

Management's Discussion and Analysis                                  27

Consolidated Statement of Income                                      34

Consolidated Balance Sheet                                            35

Consolidated Statement of Cash Flows                                  36

Consolidated Statement of Shareholders' Equity                        37

Notes to Consolidated Financial Statements                            38

Note 1.  Summary of Significant Accounting Policies                   38

Note 2.  1996 Acquisition of CBI Industries, Inc. (CBI)               39

Note 3.  Special Charges                                              40

Note 4.  Segment Data                                                 41

Note 5.  Income Taxes                                                 41

Note 6.  Debt and Financial Instruments                               42

Note 7.  Shareholders' Equity                                         44

Note 8.  Preferred Stock                                              44

Note 9.  Supplementary Income Statement Information                   45

Note 10. Incentive Plans and Stock Options                            45

Note 11. Supplementary Balance Sheet Information                      47

Note 12. Retirement Programs                                          48

Note 13. Leases                                                       50

Note 14. Commitments and Contingencies                                50

Note 15. Quarterly Data (Unaudited)                                   51

Management's Statement of Responsibility for Financial Statements     52

Report of Independent Accountants                                     53

Information for Investors                                             54

Five-Year Financial Summary

Year Ended December 31,                                             1997        1996(a)        1995           1994          1993
From the Income Statement
Sales                                                           $   4,735     $   4,449     $   3,146     $   2,711     $   2,438
Cost of sales                                                       2,764         2,564         1,777         1,507         1,387
Selling, general and administrative                                   662           688           496           409           392
Depreciation and amortization                                         444           420           279           273           262
Research and development                                               79            72            61            58            58
Special charges                                                        10            85            --            --            --
Other income (expenses) - net                                          62            27            15           (17)            2
---------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                      838           647           548           447           341
Interest expense                                                      216           195           116           108           105
---------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                            622           452           432           339           236
Income taxes                                                          151           110           122            82            48
---------------------------------------------------------------------------------------------------------------------------------
Income of consolidated entities                                       471           342           310           257           188
Minority interests                                                    (66)          (68)          (50)          (61)          (49)
Income from equity investments                                         11             8             2             7             4
---------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting changes                 416           282           262           203           143
Cumulative effect of accounting changes (b)                           (11)           --            --            --           (25)
---------------------------------------------------------------------------------------------------------------------------------
Net income                                                      $     405     $     282     $     262     $     203     $     118
Net income excluding special charges and accounting changes     $     422     $     335     $     262     $     203     $     143
=================================================================================================================================
Per Share Data(c)
Basic earnings per share:
        Income before cumulative effect of accounting changes   $    2.63     $    1.85     $    1.89     $    1.49     $    1.07
        Cumulative effect of accounting changes(b)                   (.07)           --            --            --          (.19)
        Net income                                              $    2.56     $    1.85     $    1.89     $    1.49     $     .88

Diluted earnings per share:
        Income before cumulative effect of accounting changes   $    2.53     $    1.77     $    1.82     $    1.45     $    1.06
        Cumulative effect of accounting changes(b)                   (.07)           --            --            --          (.19)
        Net income                                              $    2.46     $    1.77     $    1.82     $    1.45     $     .87

Cash dividends per share                                        $     .44     $     .38     $     .32     $     .28     $     .25
---------------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding (000's)
Basic shares outstanding                                          158,095       152,654       138,818       136,254       133,084
Diluted shares outstanding                                        164,053       159,038       144,147       139,991       135,131
=================================================================================================================================
Capital
Total debt                                                      $   3,305     $   3,265     $   1,318     $   1,265     $   1,360
Minority interests                                                    521           493           408           371           345
Preferred stock                                                        75            75            --            --            --
Shareholders' equity                                                2,122         1,924         1,121           839           635
---------------------------------------------------------------------------------------------------------------------------------
Total capital                                                   $   6,023     $   5,757     $   2,847     $   2,475     $   2,340
=================================================================================================================================
Other Information and Ratios
Operating profit as a percentage of sales                            17.7%         14.5%         17.4%       16.5%           14.0%
Return on average shareholders' equity(d)                            20.9%         22.0%         26.7%       27.6%           25.0%
Capital expenditures and investments                            $   1,003     $   3,333     $     802     $     385     $     350
Total assets                                                    $   7,810     $   7,538     $   4,134     $   3,520     $   3,255
Shares outstanding at year-end (000's)                            157,373       157,489       140,536       137,863       134,450
Debt-to-capital ratio                                                54.9%         56.7%         46.3%         51.1%         58.1%
Number of employees                                                25,388        25,271        18,222        17,780        16,766
=================================================================================================================================
                                                                                     (Millions of dollars, except per share data)

(a) Effective in 1996, results reflect the acquisition of CBI Industries, Inc. (see Note 2 to the consolidated financial statements). Capital expenditures and acquisitions include $2.2 billion associated with the CBI acquisition (including $735 million of debt assumed). Number of employees excludes those at facilities held for sale.
(b) Required changes in 1997 related to accounting for previously capitalized business process reengineering costs associated with information technology transformation. Required changes in 1993 related to accounting for postemployment benefits.
(c) Includes special charges of $0.04 per share in 1997 and $0.34 per share in 1996 for both basic and diluted calculations (see Note 3 to the consolidated financial statements).
(d) 1997 and 1996 exclude special charges (see Note 3 to the consolidated financial statements). 1997 and 1993 are based on income before cumulative effect of accounting changes. The 1993 shareholders' equity and capital have been retroactively adjusted for the cumulative effect of an accounting change.

Management's Discussion and Analysis

Praxair's 1997 results reflect strong product demand in major customer markets and significant productivity improvements including the successful integration of the Liquid Carbonic business acquired in 1996. During 1996, Praxair acquired CBI Industries, Inc. (CBI) for $2.2 billion, including assumed debt of $735 million. The discussion of Praxair's consolidated and geographic segment results as it relates to the comparison of 1996 to 1995 is based upon the unaudited pro forma consolidated results of operations reflecting the CBI acquisition as though it had occurred at January 1, 1995 (see Note 2 to the consolidated financial statements).

Consolidated Results
The following provides summary data for 1997, 1996, and 1995 pro forma (unaudited) and actual:

                                                                              1995
                                                                         Pro
Year Ended December 31,                            1997       1996      Forma      Actual
Sales                                            $ 4,735    $ 4,449    $ 4,109    $ 3,146
Selling, general and administrative              $   662    $   688    $   690    $   496
Depreciation and amortization                    $   444    $   420    $   395    $   279
Operating profit                                 $   838    $   647    $   576    $   548
Interest expense                                 $   216    $   195    $   219    $   116
Income before cumulative
        effect of an accounting change           $   416    $   282    $   190    $   262
Number of employees(a)                            25,388     25,271     25,562     18,222
-----------------------------------------------------------------------------------------
Excluding special charges(b):
        Operating profit                         $   848    $   732    $   630    $   548
        Effective tax rate                            25%        26%        29%        28%
        Income before cumulative
          effect of an accounting change         $   422    $   335    $   223    $   262
=========================================================================================
                       (Millions  of  dollars,  except  percentages  and  employee  data)

(a)  Excludes employees related to assets held for sale.
(b) During 1997, Praxair recorded a $10 million pre-tax special charge ($6 million after tax) related primarily to profit improvement initiatives in the North American packaged gases business. During 1996, Praxair recorded an $85 million pre-tax special charge ($53 million after tax and minority interest) for CBI integration costs (see Note 3 to the consolidated financial statements).

1997 compared with 1996
The sales growth of 6% in 1997 as compared to 1996 was predominately due to increased sales volumes and the effect of newly acquired packaged gases and Surface Technologies subsidiaries. This increase was partly offset by unfavorable currency translation effects. Overall pricing was unchanged for the year. Surface Technologies posted record sales, increasing 23% to $381 million for the year primarily due to volume growth and acquisitions.

The operating profit growth of 16% for 1997 as compared to 1996 (both excluding the special charges), was primarily due to the sales growth and productivity gains including the integration of the Liquid Carbonic business, partly offset by cost inflation and unfavorable currency translation effects. Increased depreciation and amortization reflected new projects coming on-stream, as well as packaged gases and Surface Technologies acquisitions. Selling, general and administrative expenses decreased primarily due to productivity improvements and cost synergies, including the integration of the Liquid Carbonic business, partly offset by cost inflation.

Interest expense increased due to higher debt levels (after adjustment for the debt associated with the purchase of the assets held for sale) and higher interest rates in certain international countries. The effective tax rate for 1997 was 25%, a 1% decrease from the 1996 effective tax rate (both excluding the special charges). This decrease is due primarily to planned tax initiatives.

Net income for 1997 increased 26% over 1996 (both excluding the special charges and accounting changes) due principally to higher operating profit, the lower effective tax rate and improved income from equity investments, partially offset by higher interest expense and negative currency translation effects. In addition, the Company recorded an $11 million charge in the fourth quarter of 1997 related to a required accounting change for capitalized business process reengineering costs associated with information technology transformation. This charge was reflected as a cumulative effect of an accounting change.

The number of employees at December 31, 1997 increased 117 as compared to December 31, 1996 due primarily to an increase associated with new acquisitions (678 employees) and the addition of employees to support volume growth partially offset by decreases resulting from profit improvement efforts in South America and the North American packaged gases business, the integration of the Liquid Carbonic business and other cost improvement efforts.

Management's Discussion and Analysis


1996 compared  with 1995
The 1996 sales growth of 8%, as compared to the 1995 pro forma amount, was primarily due to increased sales volumes and the effect of newly acquired and recently consolidated packaged gases and Surface Technologies subsidiaries. Additionally, merchant, packaged gases and carbon dioxide prices were up in all geographic segments. Surface Technologies posted record sales, increasing 21% to $311 million, primarily due to volume growth and acquisitions.

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

Interest expense decreased in 1996 versus the 1995 pro forma amount, primarily due to lower interest rates and the issuance of 12.6 million shares of Praxair common stock at the end of the first quarter of 1996, the proceeds of which were used to lower debt levels. The 1996 effective tax rate was 26% (excluding the impact associated with the 1996 special charges), a decrease of 3% from the effective tax rate of the 1995 pro forma period. The decrease is due primarily to tax planning initiatives.

Net income, excluding the special charges, increased 50% over the 1995 pro forma amount due principally to higher operating profit, lower interest expense and a lower effective tax rate.

The number of employees at December 31, 1996 decreased by 291 as compared to December 31, 1995 due primarily to Praxair's worldwide productivity improvement initiatives and the integration of the Liquid Carbonic business partly offset by new acquistions (955 employees) and the addition of employees to support volume growth.

Segment Discussion
This summary of sales, operating profit and operating profit excluding the 1997 and 1996 special charges by geographic segment provides a basis for the discussion that follows:

                                                              1995
                                                         Pro
Year Ended December 31,            1997       1996       Forma      Actual
Sales:
United States                    $ 2,411    $ 2,157    $ 1,929    $ 1,569
South America                        996        990        957        667
Europe                               603        613        557        494
Canada, Mexico, Asia and Other       725        689        666        416
-------------------------------------------------------------------------
        Total                    $ 4,735    $ 4,449    $ 4,109    $ 3,146
=========================================================================

Operating profit:
United States                    $   465    $   322    $   239    $   285
South America                        197        190        193        137
Europe                               110        113         98         90
Canada, Mexico, Asia and Other        89         52         83         53
Corporate                            (23)       (30)       (37)       (17)
-------------------------------------------------------------------------

        Total                    $   838    $   647    $   576    $   548
=========================================================================

Operating profit excluding
special charges:
United States                    $   474    $   359    $   288    $   285
South America                        197        203        194        137
Europe                               110        117         98         90
Canada, Mexico, Asia and Other        90         80         85         53
Corporate                            (23)       (27)       (35)       (17)
-------------------------------------------------------------------------
        Total                    $   848    $   732    $   630    $   548
=========================================================================
                                                     (Millions of dollars)

United States
Volume growth and the effect of newly acquired packaged gases and Surface Technologies subsidiaries accounted for the 12% sales increases both in 1997 and 1996 as compared to the prior period. In 1997, U.S. industrial gases volumes increased 8% while merchant liquid pricing decreased 1% and carbon dioxide pricing increased 1%. Packaged gases sales increased 15% to $508 million as compared to the 1996 period. In 1996, U.S. industrial gases volumes increased 7%, while merchant liquid pricing increased 2% and carbon dioxide pricing increased 8%. Packaged gases 1996 sales increased 76% to $441 million as compared to the 1995 period.

Operating profit improved 32% for 1997 as compared to the 1996 period (both excluding the special charges). Operating margin for 1997 increased to 19.7% from 16.6% in 1996. The

Management's Discussion and Analysis


improvement is due primarily to the increased sales, cost synergies associated with the integration of the Liquid Carbonic business, higher profitability in the Surface Technologies business and other cost improvements. Operating profit improved 25% for 1996 as compared to the 1995 pro forma amounts (both excluding the special charges). The improvement is due primarily to the increased sales and the realization of synergies related to the integration of the Liquid Carbonic business. Operating margin for 1996 versus 1995 pro forma amounts increased to 16.6% from 14.9%. Also affecting the comparisons for both periods was an increase in the U.S. business portfolio of packaged gases businesses which are characterized by lower operating margins and higher capital turnover.

During 1997, Praxair's packaged gases business embarked on a profit improvement program focused on increasing its operating performance to levels above those achieved prior to the 1996 Liquid Carbonic acquisition. In support of that program, packaged gases has initiated a 10% headcount reduction in late 1997. The benefits of this program will be derived from the consolidation of administrative processes and facilities, the realignment of its sales force, the implementation of a national industrial hardgoods procurement and warehousing strategy, the optimization of its gas distribution network and improved operational efficiencies through standardized practices.

Additionally, at December 31, 1997 the U.S. packaged gases business' equity investment, Gas Tech, Inc., had sales of $90 million. Effective in 1998, Praxair gained operating control of Gas Tech, Inc. by acquiring the remaining shares that it did not already own; therefore, Praxair will consolidate Gas Tech, Inc. in 1998.

South America
Praxair's South American operations are conducted by its majority-owned subsidiary, S.A. White Martins (White Martins), which is the largest industrial gases company in Brazil. Sales for 1997 increased 1% as compared to 1996, primarily due to sales volume growth of approximately 8%, mostly offset by price declines and unfavorable currency translation effects. The price declines are attributable to the ongoing effects of the Brazilian government economic plan ("Real Plan") which has resulted in industrial commodity pricing deflation across a wide range of industries, and an increased competitive environment in Brazil. Excluding the currency translation effects, sales increased by 6% as compared to the 1996 period. Sales for 1996 as compared to the 1995 pro forma results increased 3% primarily due to sales volume growth.

Operating profit for 1997 decreased 3% as compared to 1996 (excluding the 1996 special charges). This was due to unfavorable currency translation effects, price declines, and higher energy and distribution costs partly offset by sales volume growth, productivity improvements and an $11 million benefit due to a favorable judgment related to a dispute with the Rio de Janeiro State public hospitals. Excluding the currency translation effects, operating profit increased 5% (excluding the 1996 special charges). Operating profit for 1996 as compared to the 1995 pro forma results, excluding the special charges, increased slightly.

Historically, Brazil has been considered a hyperinflationary economy and, accordingly, Praxair has managed its Brazilian operations with a focus on U.S. dollar results. Since the implementation of the "Real Plan" in mid-1994, Brazil has produced steady economic growth and, for the first time in decades, single-digit inflation. However, during 1997 and especially in the last half of 1997, economic growth slowed and in the fourth quarter the government implemented a new fiscal package aimed at minimizing inflation and maintaining the strength of the Brazilian currency (the "Real"). As a result, economic growth in 1998 is initially expected to be flat or slightly recessionary and then improve later in the year. These recent developments in Brazil have created uncertainty in anticipating 1998 business results.

As required by accounting standards, effective January 1, 1998, Praxair will no longer account for Brazil as a hyperinflationary economy and the Brazilian Real will replace the U.S. dollar as Brazil's functional currency. Praxair currently estimates that this change will result in an increase in consolidated operating profit which will be offset by an increase to interest expense. On January 1, 1998, the functional currency change will require Praxair to record additional balance sheet deferred income tax liabilities with a reduction to shareholders' equity (cumulative translation adjustment) of approximately $60 million. In 1998 and beyond, translation losses in Brazil will also be charged directly to shareholders' equity like Praxair's other international operations. At current levels of Real devaluation (approximately 7% per year) and holding the December 31, 1997 balance sheet constant, the translation losses charged to shareholders' equity would be approximately $70 million for 1998. Also, refer to the Market Risks and Sensitivity Analysis section of the Management's Discussion and Analysis for additional information on Praxair's approach to managing currency exchange risks.

Management's Discussion and Analysis


Europe
Sales for 1997 decreased 2% as compared to the 1996 period. The decrease was due primarily to unfavorable currency translation effects in Spain and Italy partly offset by volume increases and increased sales associated with Surface Technologies acquisitions. Excluding the currency translation effects, sales increased by 10%. Sales for 1996 increased 10% as compared to the 1995 pro forma amounts due primarily to volume growth, the effect of newly acquired subsidiaries, improved merchant and packaged gases pricing in Southern Europe and improved Surface Technologies results.

Operating profit for 1997 decreased 6% as compared to 1996 (excluding the 1996 special charges). Excluding the currency translation effects, operating profit increased 9%, primarily due to increased volumes and Surface Technologies acquisitions. Operating profit for 1996 (excluding the 1996 special charges) increased 19% as compared to the 1995 pro forma period due primarily to the sales growth and continued productivity improvements.

Canada,  Mexico,  Asia and Other
Sales for 1997 increased 5% as compared to 1996, due to volume growth in Mexico and Asia and pricing improvement in Mexico partly offset by unfavorable currency translation effects. Excluding the currency translation effects, sales increased by 10%. Sales increased 3% in 1996 as compared to the 1995 pro forma amounts due to volume growth in Mexico and Asia.

Operating profit for 1997 increased 13% as compared to 1996 (both excluding the special charges), primarily due to the sales growth and synergies realized from the integration of the Liquid Carbonic business in Canada. This was partly offset by increased business development costs in Asia and unfavorable currency translation effects. Excluding the currency translation effects, operating profit increased 20%. Operating profit for 1996 compared to the 1995 pro forma amounts (excluding the special charges) decreased $5 million primarily due to higher business development expenses in Asia and an increase in technology costs, which more than offset the sales growth.

In the second half of 1997 and continuing into 1998, the U.S. dollar has strengthened considerably against several Asian currencies (including the Korean Won and the Thailand Baht) producing uncertainty about the economic outlook in these countries. Since Asia represents a small percentage of Praxair's sales and operating profit, there should be no material impact on Praxair's 1998 results.

Selling,  General and  Administrative  Expenses
In 1997, selling, general and administrative expenses were $662 million, a $26 million decrease from the 1996 amount. The decrease is primarily due to cost improvements, including the integration of the Liquid Carbonic business, partly offset by cost inflation. Selling, general and administrative expenses as a percentage of sales declined to 14.0% in 1997 from 15.5% in 1996.

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

Other income  (expenses) - net
In 1997, other income (expenses) - net increased $35 million over the 1996 amount of $27 million due primarily to an $11 million benefit due to the favorable judgment related to a dispute with the Rio de Janeiro State public hospitals, higher partnership income and higher non-recurring expenses in 1996 related to the integration of the Liquid Carbonic business.

In 1996, other income (expenses) - net increased $5 million over the 1995 pro forma amount of $22 million primarily due to currency and the 1995 productivity improvement charges partly offset by non-recurring credits in 1995.

Interest Expense
The 1997 interest expense increased $21 million from the 1996 amount due to higher debt levels (after adjustment for the debt associated with the purchase of the assets held for sale) and higher interest rates in certain international countries. As noted in the South American segment discussion, interest expense is expected to increase in 1998 due to the functional currency change in Brazil effective January 1, 1998.

The 1996 interest expense decreased $24 million from the 1995 pro forma amounts due primarily to lower interest rates and the issuance of 12.6 million shares of Praxair common stock at the end of the first quarter of 1996, the proceeds of which were used to lower debt levels.

Income Taxes
The effective tax rate for 1997 was 25%, a 1% decrease from the 1996 effective tax rate (excluding the tax benefits associated with the special charges).

Management's Discussion and Analysis


The 1996 effective tax rate was 26% (excluding the tax benefit associated with the 1996 special charges), a decrease of 3% from the effective tax rate of the 1995 pro forma period. The decreases in both periods are due primarily to tax planning initiatives.

Minority  Interests
On December 31, 1997, minority interests consisted primarily of minority shareholders' investments in three affiliates: S.A. White Martins (Brazil), Rivoira S.p.A. (Italy) and Praxair Korea. Additionally, Praxair records the dividends on preferred stock in minority interests. Minority shareholders' share of income for 1997 was $66 million, a decrease of $2 million as compared to the 1996 amount of $68 million. This decrease was primarily due to the lower income in South America. Minority shareholders' share of income for 1996 was $68 million, an increase of $3 million as compared to the 1995 pro forma amount of $65 million. This increase was primarily due to the recording of $6 million of preferred stock dividends and the increased income in South America mostly offset by the decreased minority position in White Martins.

Income from Equity Investments
Praxair's more significant equity investments are in the United States, Belgium, India, Italy, Spain, Turkey and China. Praxair's share of net income from corporate equity investments improved to $11 million from $8 million in the 1996 results primarily due to improved equity company results in the United States. In 1996, Praxair's share of net income from corporate equity investments improved to $8 million from $5 million in the 1995 pro forma results primarily due to improved equity company results in the United States and Europe.

Costs Relating to the Protection of the Environment
Praxair's principal operations relate to the production and distribution of atmospheric and other industrial gases which historically have not had a significant impact on the environment. However, worldwide costs relating to environmental protection may continue to grow due both to increasingly stringent laws and regulations and to Praxair's ongoing commitment to rigorous internal standards. Environmental protection costs for Praxair in 1997 were approximately $5 million of capital expenditures and $13 million of expenses. Included in the expenses were approximately $2 million for remedial projects. Praxair anticipates that future environmental protection expenditures will approximate the level of those in 1997 and will not have a material adverse effect on the consolidated financial position of Praxair or on the consolidated results of operations or cash flows in a given year.

Commitments and Contingencies
See Note 14 to the consolidated financial statements for information concerning commitments and contingencies.

Liquidity, Capital Resources and Financial Data

Cash Flow from Operations
Cash flow from operations increased to $752 million in 1997 from $606 million in 1996. The increase reflects cash inflows from higher net income, depreciation and amortization expense, deferred taxes, and lower working capital requirements partly offset by payments related to prior years' incentive compensation programs and the special charges. Working capital needs decreased as compared to the 1996 period primarily due to lower growth in outstanding accounts receivables and higher payments in 1996 related to the CBI acquisition partially offset by higher scheduled payments on accounts payable and other current liabilities, higher prepaid expenses and higher inventory required to support the sales growth.

Cash flow from operations decreased slightly in 1996 versus 1995 from $611 million to $606 million. The decrease reflects one-time after-tax cash payments made in 1996 related to the acquisition of CBI for integration charges, antitrust litigation settlements and other non-recurring payments totaling $75 million. Excluding these charges, operating cash flow increased $70 million due to increased net income, depreciation and amortization expense, deferred taxes and other non-cash charges partly offset by cash outflows from long-term assets and liabilities, and working capital.

Investing
Cash flow used for investing in 1997 totaled $703 million versus $2,334 million in 1996. This decrease was due primarily to the 1996 acquisition of CBI. Excluding the CBI acquisition in 1996, investing cash flow needs decreased $186 million reflecting the lower level of acquisitions and increased proceeds from asset sales.

Construction expenditures for 1997 totaled $902 million, up slightly from 1996, largely due to the timing of cash payments.

Acquisition expenditures for 1997 totaled $101 million primarily relating to investments in India, Surface Technologies acquisitions in Brazil and the United Kingdom, minority share purchases in South America, and the continuation of packaged gases acquisitions in North America. Acquisition expenditures in 1996 were $1,705 million ($260 million excluding the CBI acquisition).

Management's Discussion and Analysis


Proceeds on divestitures and asset sales increased $36 million to $300 million in 1997 as compared to 1996 primarily due to the sale of substantially all of Praxair's investment in Chicago Bridge & Iron Company, N.V. in an initial public offering transaction (see Note 2 to the consolidated financial statements). Substantially all of the assets held for sale were sold as of December 31, 1997.

On a worldwide basis, construction and investment expenditures for the full year 1998 are expected to continue at approximately $1 billion primarily from industrial gases growth opportunities worldwide and the continuation of Praxair's packaged gases and Surface Technologies acquisition strategies.

Financing
At December 31, 1997, Praxair's total debt outstanding was $3,305 million, an increase of $40 million over 1996. Praxair's debt-to-capital ratio decreased from 56.7% at December 31, 1996 to 54.9% as of December 31, 1997. At December 31, 1997, there were no borrowings under Praxair's $1.5 billion U.S. bank credit facility and Praxair's investment grade credit rating for long-term debt was maintained at A3/BBB+.

During October 1997, Praxair issued $250 million of 6.625% non-redeemable Notes due 2007 with interest payable semi-annually. As discussed above, Praxair sold most of the remaining assets held for sale acquired in the CBI acquisition. The proceeds from these transactions were used to repay outstanding commercial paper and for general corporate purposes. Also, during 1997, a Canadian subsidiary of Praxair refinanced approximately $70 million of short-term debt on a long-term basis.

Praxair's financing strategy is to secure sufficient funds to support its operations in the United States and around the world. Praxair sources the funding through a combination of local borrowing and intercompany lending in order to minimize the total cost of funds and to manage and centralize currency exchange exposures. Praxair manages its exposure to interest rate changes through the use of financial derivatives (see Note 6 to the consolidated financial statements).

Raw Materials and Markets
Energy is the single largest cost item in the production and distribution of industrial gases. For some products, such as carbon dioxide, helium, hydrogen, specialty gases and surface coatings and powders, raw materials are largely purchased from outside sources. Praxair generally has contracts or commitments for, or readily available sources of, these raw materials.

Praxair's industrial gases are used by a diverse group of customers in a variety of industries including metal fabrication, primary metals, chemicals, healthcare, food processing, electronics, beverage, aerospace, petroleum refining, pulp and paper, oil and gas, glass, and numerous other markets. By using the gases Praxair produces and, in many cases, the proprietary processes that it invents, customers benefit through improved product quality, increased productivity, lower operating costs, conservation of energy and the attainment of environmental improvement objectives. Praxair has a large number of customers and no single customer accounts for a significant portion of Praxair's annual sales. Aircraft engines are Surface Technologies primary market, but it also serves the printing, textile, chemical and primary metals markets. Aircraft-engine and airframe-component overhaul services are another offering.

Year 2000
Praxair is aware of the potential for Year 2000 software failures and the associated impact on business operations. The Company has been actively working on this project since mid-1996 and teams are in place worldwide to address this situation. An assessment has been and continues to be conducted and plans are being developed to complete Year 2000 software compliance for business sensitive areas before the year 2000. Costs to complete this program are expected to approximate $15 million.

New Accounting  Standards
The FASB has issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which will not become effective for Praxair until the fourth quarter of 1998. These standards will require Praxair to review its current segment information and report a new Comprehensive Income amount. Praxair has not determined what changes, if any, SFAS No. 131 will require to its current segment definitions.

Management's Discussion and Analysis


Market Risks and Sensitivity Analyses

Like other global companies, Praxair is exposed to market risks relating to fluctuations in interest rates and currency exchange rates. The objective of financial risk management at Praxair is to minimize the negative impact of interest rate and foreign exchange rate fluctuations on the Company's earnings, cash flows and equity.

To manage these risks, Praxair uses various derivative financial instruments, including, interest rate swap, forward starting interest rate swap and interest rate cap and option agreements, and currency swap, forward and option contracts. These derivative financial instruments are generally held to maturity and Praxair only uses commonly traded and non-leveraged instruments. These contracts are entered into with major financial institutions thereby minimizing the risk of credit loss. Also, refer to Notes 1 and 6 to the consolidated financial statements for a more complete description of Praxair's accounting policies and use of such instruments.

As required by new Securities and Exchange Commission (SEC) rules, the following analyses present the sensitivity of the market value, earnings and cash flows of Praxair's financial instruments to hypothetical changes in interest and exchange rates as if these changes occurred at December 31, 1997. The range of changes chosen for these analyses reflect Praxair's view of changes which are reasonably possible over a one-year period. Market values are the present values of projected future cash flows based on the interest rate and exchange rate assumptions. These forward looking disclosures are selective in nature and only address the potential impacts from financial instruments. They do not include other potential effects which could impact Praxair's business as a result of these changes in interest and exchange rates.

Interest Rate and Debt  Sensitivity  Analysis
At December 31, 1997, Praxair has debt totaling $3,305 million and interest rate swaps with a net notional value of $1,150 million. Interest rate swaps are entered into as a hedge of underlying debt instruments to effectively change the characteristics of the interest rate without actually changing the debt instrument. At December 31, 1997, most of Praxair's interest rate swap agreements convert outstanding floating rate debt to fixed rate debt for a period of time. For fixed rate debt, interest rate changes affect the fair market value but do not impact earnings or cash flows. Conversely for floating rate debt, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flows, assuming other factors are held constant.

At December 31, 1997 after adjusting for the effect of interest rate swap agreements, Praxair has fixed rate debt of $2,637 million and floating rate debt of $668 million. Holding other variables constant (such as foreign exchange rates and debt levels) a one percentage point decrease in interest rates would increase the unrealized fair market value of the fixed rate debt by approximately $105 million. The earnings and cash flows impact for the next year resulting from a one percentage point increase in interest rates would be approximately $6 million, holding other variables constant.

Exchange  Rate Sensitivity Analysis
Praxair's exchange rate exposures result primarily from its investments and ongoing operations in South America (primarily Brazil), Europe (primarily Spain and Italy), Canada, Mexico, Asia (primarily China, India, Korea and Thailand) and certain other business transactions such as the procurement of equipment from foreign sources. Among other techniques, Praxair utilizes foreign exchange forward contracts to hedge these exposures. At December 31, 1997 Praxair had $324 million notional amount of foreign exchange contracts of which $254 million hedged recorded balance sheet exposures or firm commitments.

Holding other variables constant, if there were a ten percent adverse change in foreign currency exchange rates, the market value of foreign currency contracts outstanding at December 31, 1997 would decrease by approximately $21 million. Of this decrease, only about $4 million would impact earnings since the gain (loss) on the majority of these contracts would be offset by an equal (gain) loss on the underlying exposure being hedged.

Consolidated Statement of Income

Year Ended December 31,                                                    1997       1996       1995
Sales                                                                    $ 4,735    $ 4,449    $ 3,146
Cost of sales, exclusive of depreciation and amortization                  2,764      2,564      1,777
Selling, general and administrative                                          662        688        496
Depreciation and amortization                                                444        420        279
Research and development                                                      79         72         61
Special charges                                                               10         85         --
Other income (expenses) - net                                                 62         27         15
======================================================================================================
Operating profit                                                             838        647        548
Interest expense                                                             216        195        116
------------------------------------------------------------------------------------------------------
Income before taxes                                                          622        452        432
Income taxes                                                                 151        110        122
------------------------------------------------------------------------------------------------------
Income of consolidated entities                                              471        342        310
Minority interests                                                           (66)       (68)       (50)
Income from equity investments                                                11          8          2
------------------------------------------------------------------------------------------------------
Income before cumulative effect of an accounting change                      416        282        262
Cumulative effect of an accounting change                                    (11)        --         --
------------------------------------------------------------------------------------------------------
Net income                                                               $   405    $   282    $   262
======================================================================================================
Basic earnings per share:
        Income before cumulative effect of an accounting change          $  2.63    $  1.85    $  1.89
        Cumulative effect of an accounting change                           (.07)        --         --
        Net income                                                       $  2.56    $  1.85    $  1.89

Diluted earnings per share:
        Income before cumulative effect of an accounting change          $  2.53    $  1.77    $  1.82
        Cumulative effect of an accounting change                           (.07)        --         --
        Net income                                                       $  2.46    $  1.77    $  1.82
======================================================================================================
The accompanying notes are an integral part of these financial statements.
                                                          (Millions of dollars, except per share data)

Consolidated Balance Sheet

Year Ended December 31,                                                                 1997       1996
Assets
Cash and cash equivalents                                                             $    43    $    63
Accounts receivable                                                                       971        914
Inventories                                                                               329        312
Prepaid and other current assets                                                          154        377
--------------------------------------------------------------------------------------------------------
        Total current assets                                                            1,497      1,666
Property, plant and equipment - net                                                     4,607      4,269
Equity investments                                                                        210        195
Other long-term assets                                                                  1,496      1,408
--------------------------------------------------------------------------------------------------------
        Total assets                                                                  $ 7,810    $ 7,538
========================================================================================================

Liabilities and Equity
Accounts payable                                                                      $   383    $   408
Short-term debt                                                                           391      1,520
Current portion of long-term debt                                                          40         42
Accrued taxes                                                                              51         69
Other current liabilities                                                                 501        511
--------------------------------------------------------------------------------------------------------
        Total current liabilities                                                       1,366      2,550
Long-term debt                                                                          2,874      1,703
Other long-term liabilities                                                               528        535
Deferred credits                                                                          324        258
--------------------------------------------------------------------------------------------------------
        Total liabilities                                                               5,092      5,046
========================================================================================================
Minority interests                                                                        521        493
Preferred stock                                                                            75         75
Shareholders' equity:
       Common stock $.01 par value, authorized
       500,000,000 shares, issued 159,969,641 shares
       in 1997 and 157,501,453 shares in 1996                                               2          2
 Additional paid-in capital                                                             1,471      1,350
 Retained earnings                                                                      1,034        698
 Cumulative translation adjustment                                                       (256)      (126)
 Less: Treasury stock, at cost (2,596,417 shares in 1997 and 12,496 shares in 1996)      (129)        --
--------------------------------------------------------------------------------------------------------
        Total shareholders' equity                                                      2,122      1,924
--------------------------------------------------------------------------------------------------------
        Total liabilities and equity                                                  $ 7,810    $ 7,538
========================================================================================================
The accompanying notes are an integral part of these financial statements.         (Millions of dollars)

Consolidated Statement of Cash Flows

Year Ended December 31,                                                                  1997         1996         1995
Increase (decrease) in cash and cash equivalents
Operations
Net income                                                                               $405         $282         $262
Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization                                                          444          420          279
   Special charges                                                                        (13)          37           --
   Deferred income taxes                                                                   67           48           42
   Gain on sale of fixed assets                                                            (7)          (4)           1
   Other non-cash charges                                                                  42           49           39
   Working capital:
     Accounts receivable                                                                  (54)        (121)         (48)
     Inventories                                                                          (14)          (4)         (52)
     Prepaid and other                                                                    (10)          25          (12)
     Payables and accruals                                                                (41)           9          118
     CBI acquisition payments                                                              --          (75)          --
   Long-term assets and liabilities                                                       (67)         (60)         (18)
-----------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                 752          606          611
-----------------------------------------------------------------------------------------------------------------------
Investing
Capital expenditures                                                                     (902)        (893)        (600)
Acquisitions                                                                             (101)      (1,705)        (202)
Divestitures and asset sales                                                              300          264           82
-----------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                                   (703)      (2,334)        (720)
-----------------------------------------------------------------------------------------------------------------------
Financing
Short-term borrowings (repayments) - net                                                 (269)       1,114            3
Long-term borrowings                                                                      438          602          201
Long-term debt repayments                                                                (110)        (489)        (154)
Minority transactions and other                                                           (31)           4          (10)
Issuances of common stock                                                                 110          611          111
Purchases of common stock                                                                (137)          (7)         (45)
Dividends                                                                                 (69)         (58)         (45)
-----------------------------------------------------------------------------------------------------------------------
Net cash (used for) provided by financing activities                                      (68)       1,777           61
-----------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                               (1)          (1)          --
-----------------------------------------------------------------------------------------------------------------------
Change in cash and cash equivalents                                                       (20)          48          (48)
Cash and cash equivalents, beginning-of-year                                               63           15           63
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end-of-year                                                    $43          $63          $15
=======================================================================================================================
Supplemental data:
Taxes paid                                                                                $58          $59          $74
Interest paid                                                                            $211         $241         $120
Short-term debt classified as long-term (Note 6)                                         $860      $    --      $    --
Other long-term liabilities reclassified to equity (Note 7)                               $19      $    --      $    --
Acquired debt from CBI Industries, Inc. (Note 2)                                      $    --         $735      $    --
=======================================================================================================================
The accompanying notes are an integral part of these financial statements.                        (Millions of dollars)

Consolidated Statement of Shareholders' Equity

                                                          Additional              Cumulative
                                      Common Stock          Paid-In     Retained  Translation     Treasury Stock
Activity                           Shares       Amounts     Capital     Earnings  Adjustment    Shares     Amounts      Total
Balance, December 31, 1994         138,237          $1        $688        $257       $(99)        374        $(8)       $839
Net income                                                                 262                                           262
Dividends on common stock
 ($.32 per share)                                                          (45)                                          (45)
Issuances of common stock:
  For the dividend reinvestment
   and stock purchase plan             107                       1                                                         1
  For employee savings and
   incentive plans                   2,280                      59                             (2,284)        52         111
Purchases of common stock                                                                       1,999        (45)        (45)
Translation adjustments                                                                (2)                                (2)
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995         140,624          $1        $748        $474      $(101)         89        $(1)     $1,121
=============================================================================================================================
Net income                                                                 282                                           282
Dividends on common stock
 ($.38 per share)                                                          (58)                                          (58)
Issuances of common stock:
  Public offering                   12,650           1         461                                                       462
  For the dividend reinvestment
    and stock purchase plan             83                       2                                                         2
  For employee savings and
    incentive plans                  4,144                     139                               (264)          8        147
Purchases of common stock                                                                         187          (7)        (7)
Translation adjustments                                                               (25)                               (25)
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996         157,501          $2      $1,350        $698      $(126)         12         $--     $1,924
=============================================================================================================================
Net income                                                                 405                                           405
Dividends on common stock
 ($.44 per share)                                                          (69)                                          (69)
Issuances of common stock:
  For the dividend reinvestment
    and stock purchase plan             74                       2                                                         2
  For employee savings and
    incentive plans                  2,395                     119                               (157)          8        127
Purchases of common stock                                                                       2,742        (137)      (137)
Translation adjustments                                                              (130)                              (130)
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997         159,970          $2      $1,471      $1,034      $(256)      2,597      $(129)     $2,122
=============================================================================================================================
The accompanying notes are an integral part of these financial statements.         (Millions of dollars, shares in thousands)

Notes to Consolidated Financial Statements


Note 1

Summary of Significant Accounting Policies

Operations - Praxair, Inc. (Praxair or Company) was founded in 1907 and became an independent publicly traded company on June 30, 1992. Praxair is the largest industrial gases company in North and South America, and one of the largest worldwide. The Company is also the world's largest supplier of carbon dioxide. Praxair produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings to a diverse group of industries including metal fabrication, primary metals, chemicals, healthcare, electronics, oil and gas, aerospace, food processing, glass, and pulp and paper.

Principles of Consolidation - The consolidated financial statements include the accounts of all significant subsidiaries where control exists. Equity investments generally consist of 20-50% owned operations. Operations less than 20% owned are generally carried at cost. Pre-tax income from equity investments which are partnerships is included in other income (expenses) - net with related taxes included in income taxes. Partnership net assets are reported as equity investments in the balance sheet. Praxair does not allocate corporate costs to its equity investments. Significant intercompany transactions are eliminated.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results could differ, management believes such estimates to be reasonable.

Cash and Cash Equivalents - Cash equivalents are considered to be highly liquid securities with original maturities of three months or less.

Inventories - Inventories are stated at the lower of cost or market. Cost is determined generally using the last-in, first-out (LIFO) method for certain U.S. operations and the average cost method for most other operations.

Property, Plant and Equipment-net - Property, plant and equipment are carried at cost, net of accumulated depreciation. Depreciation is calculated on the straight-line method based on the estimated useful lives of the assets which range from 3 to 40 years. Praxair generally uses accelerated depreciation methods for tax purposes where appropriate. The Company periodically reviews the recoverability of long-lived assets based upon anticipated cash flows generated from such assets.

Foreign Currency Translation - For international subsidiaries where the local currency is the functional currency, translation gains and losses are accumulated as a separate component of shareholders' equity. For international subsidiaries operating in hyperinflationary economies, the U.S. dollar is the functional currency and translation gains and losses are included in income.

Financial Instruments - Praxair enters into various derivative financial instruments to manage its exposure to fluctuating interest and currency exchange rates. Such instruments include interest rate swap, forward rate, cap and option agreements, and currency swap, forward and option contracts. These instruments are not entered into for trading purposes and are generally held to maturity. Praxair only uses commonly traded and non-leveraged instruments.

Interest rate swap and forward rate agreements involve the exchange of fixed and floating interest payments without the exchange of the underlying principal amounts. The differential to be paid or received is recognized as an adjustment to interest expense. Interest rate cap and option agreements are used to reduce the impact of interest rate changes on floating rate debt. The premiums paid are amortized to interest expense over the terms of the agreements. The notional amounts of interest rate swap, forward rate and cap agreements do not exceed the underlying debt principal amounts. If an interest rate swap or forward rate agreement is terminated before its maturity, any gain or loss is deferred and amortized as interest expense over the remaining life of the underlying debt or the remaining life of the swap, if shorter.

Currency swap, forward and option contracts are generally entered into to hedge recorded balance sheet amounts related to international operations and firm commitments that create currency exposures. Gains and losses on hedges of assets and liabilities are recorded in other income (expenses) - net as offsets to the gains and losses from the underlying hedged amounts; gains and losses on hedges of net investments are reported on the balance sheet as part of the cumulative translation adjustment within shareholders' equity; and gains and losses on hedges of firm commitments are recorded on the balance sheet and included in the basis of the underlying transaction. Forward exchange contracts that cover exposures which do not qualify as hedges are recorded in other income (expenses)
- net on a mark-to-market basis.

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

Notes to Consolidated Financial Statements


Patents, Trademarks And Goodwill - Amounts paid for patents and the excess of the purchase price over the fair value of the net assets of acquired operations (goodwill) are recorded as other long-term assets. Patents are amortized over their remaining useful lives, while trademarks and goodwill are amortized over the estimated period of benefit, up to forty years. Praxair periodically evaluates the recoverability of patents, trademarks and goodwill by assessing whether the unamortized balance can be recovered over its remaining life through cash flows generated by underlying tangible assets.

Research And Development - Research and development costs are charged to expense as incurred.

Income Taxes - Deferred income taxes are recorded for the temporary differences between the financial statement and tax bases of assets and liabilities using current tax rates.

Retirement Programs - Most Praxair employees worldwide are covered by various pension plans. The cost of pension benefits under these plans is determined using the "projected unit credit" actuarial cost method. Funding of pension plans varies and is in accordance with local laws and practices.

Praxair accrues the cost of retiree life and health insurance benefits during the employees' service period when such benefits are earned.

Postemployment Benefits - Praxair recognizes the estimated cost of future benefits provided to former and inactive employees after employment but before retirement on the accrual basis.

Stock-Based Compensation - Effective in 1996, Praxair adopted Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, and continues to account for incentive plans and stock options using the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Pro forma information required by SFAS No. 123 is included in Note 10.

Earnings Per Share - Effective with the fourth quarter of 1997, Praxair implemented SFAS No. 128 which establishes new standards for computing and presenting earnings per share and requires the disclosure of basic and diluted amounts. Earnings per share amounts for all prior periods have been restated. Basic earnings per share is computed by dividing net income for the period by the weighted average number of Praxair common shares outstanding. Diluted earnings per share, which is consistent with Praxair's previously disclosed amounts, is computed by dividing net income for the period by the weighted average number of Praxair common shares outstanding and dilutive common stock equivalents.

Weighted   average  shares  used  to  compute  basic  earnings  per  share  were
158,094,511,  152,653,827,  and  138,817,512  shares  in 1997,  1996,  and 1995, respectively. Weighted average shares and common stock equivalents used to compute diluted earnings per share amounts were 164,053,485, 159,037,716, and 144,147,469 shares in 1997, 1996, and 1995, respectively. The difference between the number of shares used in the basic earnings per share calculation compared to the diluted earnings per share calculation is due to the dilutive effect of outstanding stock options.

Accounting Change - In accordance with Emerging Issues Task Force (EITF) Consensus No. 97-13, Praxair recorded an after-tax charge of $11 million in the fourth quarter of 1997 as the cumulative effect of an accounting change related to previously capitalized business process reengineering and information technology transformation costs.

Reclassifications - Certain prior years' amounts have been reclassified to conform to the current year's presentation.

Note 2
1996 Acquisition of CBI Industries, Inc. (CBI)

Acquisition:

On January 12, 1996, Praxair acquired approximately 94% of the outstanding shares of CBI common stock and on March 13, 1996 Praxair acquired the remaining common stock outstanding. The total purchase price for CBI's common stock was $2.2 billion including assumed debt of $735 million.

The purchase  price for the common stock of CBI has been allocated to the assets and liabilities of Liquid Carbonic based on appraisals, valuations and other studies; and to assets held for sale based on estimated net realizable values, as adjusted. The goodwill associated with the CBI acquisition, representing the costs in excess of the fair value of net assets acquired (shown on the balance sheet in other long-term assets), is being amortized on a straight line basis over forty years. The results of Liquid Carbonic's operations have been included in the consolidated financial statements effective January 1, 1996.

Pro forma information:

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

Notes to Consolidated Financial Statements


This unaudited pro forma financial information is not necessarily indicative of the results of the combined company that would have occurred had the acquisition occurred at the beginning of 1995 nor are they necessarily indicative of future operating results.

1995  Pro  Forma  results (unaudited)*
Sales                              $4,109
Operating profit                   $  576
Net income                         $  190
Basic earnings per share           $ 1.37
Diluted earnings per share         $ 1.32

(Millions of dollars, except per share data)

*Pro forma results include an operating profit charge of $54 million ($33 million after tax or $0.23 diluted earnings per share and $0.24 basic earnings per share) principally relating to legal, environmental and other matters of CBI's Liquid Carbonic business.

Assets Held for Sale:

At the acquisition date, Praxair determined that the Contracting and Investments segments of CBI were not strategic to the combined company and has now completed the sale of substantially all of these businesses. The operations related to these assets held for sale have been eliminated from Praxair's consolidated financial statements in 1997 and 1996 and the remaining assets and liabilities to be sold are included in the consolidated balance sheet within the prepaid and other current assets line at amounts equal to estimated net realizable values adjusted for anticipated earnings, interest and other carrying costs until sale. The following table provides summary data for activity during 1997 and 1996 related to these businesses:

Assets Held for Sale                            1997     1996
Balance, January 1                             $ 287    $  --
Acquisition of CBI                                --      476
Add: interest carrying costs                       4       17
Less: net income of operations held for sale      (3)     (15)
After-tax proceeds from sale of businesses*     (273)    (191)
--------------------------------------------------------------
Balance, December 31                           $  15    $ 287
==============================================================
                                          (Millions of dollars)

* During 1997, Praxair sold 96% of Chicago Bridge & Iron Company N.V. in an initial public offering transaction, and five other small businesses. During 1996, Praxair sold four of Liquid Carbonic's air separation plants (based on an agreement with the U.S. Federal Trade Commission), Statia Terminals, Inc. and a small business that was part of CBI's Investments segment.

Note 3
Special Charges

In the fourth quarter of 1997, Praxair recorded a charge of $10 million ($6 million after tax) related primarily to profit improvement initiatives in its North American packaged gases business.

In the first quarter of 1996, Praxair recorded a charge of $85 million pre-tax ($53 million after tax benefits of $30 million and minority interests of $2 million) for severance-related and other exit costs, primarily lease termination costs, associated with the integration of the Liquid Carbonic business of CBI and Praxair. The severance-related costs are for payments for the termination of Praxair and CBI employees due to synergies related to integrating the operations of the two companies, primarily manufacturing and product distribution, sales and marketing, and administrative functions. The employee terminations have been completed as of December 31, 1997. The other exit costs are primarily related to estimated net costs associated with lease commitments for surplus office and production space.

The following table summarizes 1997 and 1996 accrual activity:

                                                       Other        Total
        Accrual - Special Charges       Severance    Exit Costs    Accrual
        Balance, January 1, 1996          $ --         $ --         $ --
                CBI integration             50           35           85
                1996 activity              (29)         (10)         (39)
------------------------------------------------------------------------
        Balance, December 31, 1996        $ 21         $ 25         $ 46
                Packaged gases              --           10           10
                1997 activity              (21)          (9)         (30)
------------------------------------------------------------------------
        Balance, December 31, 1997        $ --         $ 26         $ 26
========================================================================
                                                    (Millions of dollars)

Notes to Consolidated Financial Statements


Note 4
Segment Data

Praxair operates principally in the industrial gases business. The following is a summary of sales, operating profit and total assets by geographic segment. Transfers between geographic segments were not significant.

Year Ended December 31,                    1997            1996            1995
Sales:
United States                            $ 2,411         $ 2,157         $ 1,569
South America                                996             990             667
Europe                                       603             613             494
Canada, Mexico, Asia and Other               725             689             416
--------------------------------------------------------------------------------
        Total sales                      $ 4,735         $ 4,449         $ 3,146
================================================================================
Operating profit:(a)
United States                            $   465         $   322         $   285
South America                                197             190             137
Europe                                       110             113              90
Canada, Mexico, Asia and Other                89              52              53
Corporate                                    (23)            (30)            (17)
--------------------------------------------------------------------------------
        Total operating profit           $   838         $   647         $   548
================================================================================
Total assets:
United States                            $ 3,369         $ 3,102         $ 1,869
South America                              2,508           2,177             993
Europe                                       897             955             741
Canada, Mexico, Asia and Other(b)          1,036           1,304             531
--------------------------------------------------------------------------------
        Total assets                     $ 7,810         $ 7,538         $ 4,134
================================================================================
                                                           (Millions of dollars)

(a) During 1997, Praxair recorded an operating profit charge of $10 million related primarily to profit improvement initiatives in the North American packaged gases business. During 1996, Praxair recorded an operating profit charge of $85 million related to CBI integration costs. The following are the operating profit impacts, by geographic segment for these special charges.

                                                1997      1996
          United States                         $ 9        $37
          South America                          --         13
          Europe                                 --          4
          Canada, Mexico, Asia and Other          1         28
          Corporate                              --          3
--------------------------------------------------------------
          Total operating profit                $10        $85
==============================================================
                                          (Millions of dollars)

(b) Includes $15 million in 1997 and $287 million in 1996 related to assets held for sale - net.

Note 5
Income Taxes

Pre-tax income applicable to U.S. and foreign operations is as follows:

         Year Ended December 31,                  1997        1996        1995
          United States                           $290        $154        $188
          Foreign                                  332         298         244
------------------------------------------------------------------------------
          Total income before income taxes        $622        $452        $432
==============================================================================
                                                           (Millions of dollars)

The following is an analysis of the provision for income taxes:

       Year Ended December 31,         1997    1996     1995
       Current tax expense
       U.S. Federal                   $ 23     $ 15     $ 48
       State and local                  12        5        9
       Foreign                          49       42       23
------------------------------------------------------------
               Total current            84       62       80
============================================================
       Deferred tax expense
       U.S. Federal                     65       39       14
       Foreign                           2        9       28
------------------------------------------------------------
               Total deferred           67       48       42
============================================================
               Total income taxes     $151     $110     $122
============================================================
                                        (Millions of dollars)

Net deferred tax liabilities are comprised of the following:

       December 31,                               1997     1996
       Deferred tax liabilities
       Fixed assets                               $453     $405
       State and local                               9        9
       Other                                       148      156
---------------------------------------------------------------
               Total deferred tax liabilities      610      570
---------------------------------------------------------------
       Deferred tax assets
       Benefit plans and related                   174      160
       Inventory                                    17       15
       Alternative minimum tax                      16       18
       Loss carryforwards - gross                   72       40
       Other                                       107      138
---------------------------------------------------------------
                                                   386      371
---------------------------------------------------------------
       Less: Valuation allowances                   30       11
---------------------------------------------------------------
               Total deferred tax assets           356      360
---------------------------------------------------------------
               Net deferred tax liabilities       $254     $210
===============================================================
                                           (Millions of dollars)

Notes to Consolidated Financial Statements


An analysis of the difference between the provision for income taxes and the amount computed by applying the U.S. statutory income tax rate to pre-tax income follows (amounts are in millions of dollars and percentages are of pre-tax income):

Year Ended December 31,               1997              1996              1995
                                   $         %        $       %       $         %
U.S. statutory income tax rate    218      35.0      158    35.0     151      35.0
State and local taxes               8       1.3        3     0.7       5       1.2
U.S. tax credits                   (1)     (0.1)      (1)   (0.2)     (1)     (0.2)
Foreign taxes                     (65)    (10.5)     (51)  (11.4)    (30)     (6.9)
Other - net                        (9)     (1.4)       1     0.2      (3)     (0.9)
----------------------------------------------------------------------------------
Provision for income tax          151      24.3      110    24.3     122      28.2
==================================================================================

The valuation allowances increased $19 million in 1997, and $1 million in 1996 and 1995, all relating to foreign net operating loss carryforwards activity. At December 31, 1997, Praxair has approximately $81 million of foreign net operating loss carryforwards that expire principally through 2002, for which the deferred tax asset has been fully reserved by valuation allowances.

During 1997, Italy and the United Kingdom decreased and France increased their top marginal tax rate. During 1996, Brazil increased its top marginal tax rate. The effects of these tax rate changes were immaterial. In 1995, income taxes included a $6 million charge related to the decrease in Brazil's top marginal income tax rate from 43% to 30.6%.

Provision has not been made for additional Federal or foreign taxes at December 31, 1997 on $1,212 million of undistributed earnings of foreign subsidiaries that are planned to be reinvested indefinitely. These earnings could become subject to additional tax if they were remitted as dividends, loaned to Praxair, or upon sale of the subsidiary's stock. It is not practicable to estimate the amount or timing of the additional tax, if any, that might eventually be payable on the foreign earnings.

Note 6

Debt and Financial Instruments

Debt - The following is a summary of Praxair's outstanding debt at December 31, 1997 and 1996:

Debt                                                       1997        1996
Short-Term
        Commercial paper and U.S. bank borrowings        $   --      $1,181
        Other U.S. bank borrowings                            1          17
        Canadian borrowings                                  84         167
        South American borrowings                           268         106
        Other International borrowings                       38          49
---------------------------------------------------------------------------
Total short-term debt                                       391       1,520
---------------------------------------------------------------------------
Long-Term
        U.S.:
                Commercial paper and U.S. bank borrowings   860          --
                6.25% Notes due 2000                         75          75
                6.70% Notes due 2001                        250         250
                6.625% Notes due 2003                        75          75
                6.75% Notes due 2003                        300         300
                6.85% Notes due 2005                        150         150
                6.90% Notes due 2006                        250         250
                6.625% Notes due 2007                       250          --
                8.70% Debentures due 2022
                        (Redeemable after 2002)             300         300
                Other borrowings                             55          65
        Canadian subsidiary borrowings                      160          90
        South American subsidiary borrowings                130         109
        Other International borrowings                       17          36
        Obligations under capital leases                     42          45
---------------------------------------------------------------------------
                                                          2,914       1,745
        Less: current portion of long-term debt              40          42
---------------------------------------------------------------------------
        Total long-term debt                              2,874       1,703
---------------------------------------------------------------------------
        Total debt                                       $3,305      $3,265
===========================================================================
                                                        (Millions of dollars)

Praxair has available a $1.5 billion credit agreement which expires in December 2000 and is used to support commercial paper and other short-term U.S. bank borrowings. No borrowings were outstanding under this credit agreement at December 31, 1997 and 1996. At December 31, 1997, $860 million of short-term borrowings have been classified as long-term debt because of the Company's intent to refinance this debt on a long-term basis and the availability of such financing under the terms of the credit agreement. The weighted-average interest rate on commercial paper and U.S bank borrowings was 6.1% at December 31, 1997 and 5.7% at December 31, 1996.

Notes to Consolidated Financial Statements


Praxair's major bank credit and long-term debt agreements contain various covenants which may, among other things, restrict the ability of Praxair to merge with another entity, incur or guarantee debt, sell or transfer certain assets, create liens against assets, enter into sale and leaseback agreements, or pay dividends and make other distributions beyond certain limits. These agreements also require Praxair to meet leverage, net worth and interest coverage ratios. At December 31, 1997, Praxair was in compliance with all such covenants.

Excluding commercial paper and U.S. bank borrowings, payments due on long-term debt in the five years following 1997 are: 1998, $40 million; 1999, $92 million; 2000, $108 million; 2001, $342 million and 2002, $93 million. At December 31, 1997, $40 million of Praxair's assets (principally international fixed assets) were pledged as security for long-term debt including the current portion of long-term debt.

At December 31, 1997, the estimated fair value of Praxair's long-term debt portfolio was $2,971 million versus a carrying value of $2,914 million. (At December 31, 1996 the estimated fair value of long-term debt was $1,760 million versus a carrying value of $1,745 million). These differences are attributable to interest rates changes subsequent to when the debt was issued.

Financial Instruments - Praxair has entered into various interest rate swap and cap agreements that are used to manage exposure to interest rate changes. Fixed rate swaps are used to convert floating rate debt into fixed rate debt. Forward starting fixed rate swaps are generally used to extend coverage of existing swaps and increase the period for which floating rate debt is converted to fixed rate debt. Floating rate swaps are used to convert fixed rate debt into floating rate debt. Interest rate caps are used to limit the impact of rising interest rates on short-term floating rate debt. The fair market value of these swaps and caps approximated their carrying amounts at December 31, 1997 and 1996. The following table is a summary of the notional amount of interest rate swap and cap agreements at December 31, 1997 and 1996:

       December 31,                          1997(a)     1996
       Maturing within one year:
       Fixed Rate Swaps                      $220        $950(b)
       Floating Rate Swaps                   $150        $ 15
       Caps                                   --         $200
       Maturing between 1-2 years:
       Fixed Rate Swaps                      $550(b)     $ 20
       Forward Starting Fixed Rate Swaps     $150          --
       Floating Rate Swaps                     --        $150
       Maturing 2001:
       Fixed Rate Swaps                      $ 80        $ 80
                                         (Millions of dollars)

(a) Additionally, at December 31, 1997 there are $300 million notional value of forward starting fixed rate swaps that have been effectively offset through June 1998 using $300 million notional value of forward starting floating rate swaps.

(b) At December 31, 1997, the expiration dates for $300 million ($600 million in 1996) of these swaps have effectively been extended to these dates through the use of forward starting fixed rate swaps.

Praxair is also a party to currency exchange forward contracts to manage its exposure to changing currency exchange rates. At December 31, 1997 and 1996, respectively, Praxair had $324 million and $262 million of currency exchange forward contracts outstanding: $216 million to hedge recorded balance sheet exposures ($239 million in 1996), $38 million to hedge firm commitments generally for the purchase of equipment related to construction projects ($23 million in 1996) and in 1997 only, $70 million to hedge other operating exposures that are accounted for on a mark-to-market basis. Additionally, at December 31, 1997 there are $100 million notional value of currency exchange forward contracts that effectively offset. These contracts all mature within one year. At December 31, 1997 and 1996, the fair market value of currency exchange contracts approximated their carrying amounts and the deferred gains and losses on these contracts were not material.

Counterparties to interest rate derivative contracts and currency exchange forward contracts are major financial institutions with credit ratings of investment grade or better and no collateral is required. There are no significant risk concentrations. Management believes the risk of incurring losses related to credit risk is remote and any losses would be immaterial.

Notes to Consolidated Financial Statements


Note 7
Shareholders' Equity

At December 31, 1997 there were 500,000,000 shares of common stock authorized (par value $.01 per share) of which 159,969,641 shares were issued and 157,373,224 were outstanding. During 1997, Praxair reclassified $19 million to additional paid-in capital from other long-term liabilities for deferred compensation that will be paid in common stock. Additional paid-in capital includes unearned performance stock of $(4) million at December 31, 1995 and $(5) million at December 31, 1994.

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

Note 8
Preferred Stock

At December 31, 1997 and 1996, there were 25,000,000 shares of preferred stock (par value $.01 per share) authorized, of which, 750,000 shares were issued and outstanding. The outstanding preferred shares were issued in December 1996 when CBI was merged into Praxair. At that time, each outstanding share of CBI preferred stock was exchanged for a share of Praxair preferred stock having the same terms. Each series of preferred stock ranks on parity with the other, and no dividends may be paid on Praxair common stock unless preferred stock dividends have been paid. The preferred stock has limited voting rights. Dividends are included in minority interests on the consolidated statement of income. Following is a summary of each series of preferred stock outstanding.

Series A Preferred Stock - There are 550,000 outstanding shares of Praxair 7.48% Cumulative Preferred Stock, Series A which are entitled to receive cumulative annual dividends of $7.48 per share, payable quarterly. The Series A Preferred Stock is mandatorily redeemable on, but not prior to, April 1, 2000 at a price of $100 per share and has a liquidation preference of $100 per share.

Series B Preferred Stock - There are 200,000 outstanding shares of Praxair 6.75% Cumulative Preferred Stock, Series B which are entitled to receive cumulative annual dividends of $6.75 per share, payable quarterly. The Series B Preferred Stock is mandatorily redeemable on, but not prior to, September 5, 2002 at a price of $100 per share and has a liquidation preference of $100 per share.

Notes to Consolidated Financial Statements


Note 9
Supplementary Income Statement Information
       Year Ended December 31,            1997          1996       1995
       Selling, general and
          administrative
       Selling                           $ 333         $ 331      $ 236
       General and administrative          329           357        260
-----------------------------------------------------------------------
                                         $ 662         $ 688      $ 496
=======================================================================
       Other income (expenses) - net
       Investment income                 $  13         $   6      $   4
       Currency                              4             3         (4)
       Partnership income                   12             8         10
       Other                                33(a)         10          5(b)
-----------------------------------------------------------------------
                                         $  62         $  27      $  15
=======================================================================
       Interest expense
       Interest incurred on debt         $ 248         $ 220      $ 125
       Interest capitalized                (32)          (25)        (9)
-----------------------------------------------------------------------
                                         $ 216         $ 195      $ 116
=======================================================================
       Minority Interests
       Minority interests                $ (58)        $ (62)     $ (50)
       Preferred stock dividends            (8)           (6)        --
-----------------------------------------------------------------------
                                         $ (66)        $ (68)     $ (50)
=======================================================================
                                                   (Millions of dollars)

(a) Includes $11 million from a favorable judgment related to a dispute with State public hospitals in Brazil.

(b) Includes employee severance costs in Brazil and expenses for future lease payments on excess office space in the U.S.; partly offset by income from the sale of the name and trademark Linde and a favorable settlement of a social contribution tax issue in Brazil.

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

In 1992, Praxair issued performance stock to corporate officers and other key employees which became fully vested on February 1, 1997 since the cumulative 15 percent per year net income growth target for the five-year period was achieved. During 1994 the performance stock plan was modified to provide incentive for management to achieve net income growth beyond the original 15% per year target. Under the modification, participants earned additional cash payments equal to 87% of the value of the original performance stock grant. The pre-tax compensation expense related to this performance stock plan was $23 million in 1996 and $19 million in 1995.

Effective January 1, 1997, Praxair initiated a new three-year executive compensation plan by granting performance share equivalents (payable in Praxair common stock) and stock options to corporate officers and other key employees. The performance share equivalents will fully vest on January 1, 2000, provided that Praxair meets its three-year cumulative 15 percent per year earnings per share growth target for the period. The number of actual performance share equivalents that vest is governed by a sliding scale starting at 6.5 percent growth based on cumulative earnings per share achieved over the three-year period with no maximum. The performance share equivalents will be included in earnings per share calculations as minimum performance targets are achieved. The stock options become exercisable on January 1, 2000. For 1997, Praxair's earnings per share growth for purposes of this calculation was 16.6% and the pre-tax compensation expense related to this plan was $15 million.

Notes to Consolidated Financial Statements


The following table summarizes the changes in outstanding shares under option, performance stock grants and performance stock equivalents for 1997, 1996 and 1995 (Shares in thousands):

                                       Stock Options
                                                Average    Performance
                                                Exercise   Stock and
        Activity                       Options    Price    Equivalents(a)

        Outstanding at
                December 31, 1994       12,285   $ 14.45    631
---------------------------------------------------------------
        Granted                          1,422     21.14      9
        Exercised                       (2,224)    13.94     --
        Cancelled or expired               (54)    18.68     (4)
---------------------------------------------------------------
        Outstanding at
                December 31, 1995       11,429     15.36    636
---------------------------------------------------------------
        Granted                          2,615     40.52      6
        Exercised                       (2,478)    14.99     --
        Cancelled or expired               (89)    33.19     (3)
---------------------------------------------------------------
        Outstanding at
                December 31, 1996       11,477     21.03    639
---------------------------------------------------------------
        Granted                          1,232     50.63    992
        Exercised                       (1,737)    15.11     --
        Vested                              --        --   (639)
        Cancelled or expired               (73)    40.19    (24)
---------------------------------------------------------------
        Outstanding at
                December 31, 1997(b)    10,899     25.20    968
---------------------------------------------------------------
        Options exercisable at:
                December 31, 1995        8,671     13.99
                December 31, 1996        7,275     14.20
                December 31, 1997(b)     7,167     15.51
===============================================================
(a) The weighted-average price per share on the date performance stock equivalents were granted was $46.25 and for performance stock grants was $41.83 in 1996 and $25.18 in 1995.
(b) The following table summarizes information about options outstanding and exercisable at December 31, 1997 (shares in thousands, life in years):

                     Outstanding                       Exercisable
          Average                  Range of    Average             Average
Year of    Remain-                 Exercise    Exercise           Exercise
 Grant    ing Life Options           Prices    Price    Options      Price
To 6/92*    2.9     3,651      $ 9.80-16.63    $12.86    3,651      $12.86
7/92-12/93  4.8     1,703      $15.50-17.13    $15.84    1,703      $15.84
1994        6.4       584      $17.88-23.63    $19.38      574      $19.31
1995        7.1     1,244      $20.25-29.88    $21.14    1,234      $21.07
1996        8.5     2,502      $34.13-47.75    $40.59        5      $34.13
1997        9.4     1,215      $43.88-56.13    $50.65        -           -
--------------------------------------------------------------------------
            5.9    10,899      $ 9.80-56.13    $25.20    7,167      $15.51
==========================================================================

*Options issued at June 30, 1992, the day Praxair became a public company.

Pro forma information:

SFAS No. 123 requires Praxair to disclose pro forma net income and pro forma earnings per share amounts as if compensation expense was recognized for options granted after 1994. Using this approach, pro forma net income and the related basic and diluted earnings per share amounts would be as follows:

Year Ended December 31,              1997           1996            1995
Net income:
As reported                        $   405        $   282        $   262
Pro forma                          $   391        $   274        $   259
------------------------------------------------------------------------
Basic earnings per share:
As reported                        $  2.56        $  1.85        $  1.89
Pro forma                          $  2.47        $  1.80        $  1.87
------------------------------------------------------------------------
Diluted earnings per share:
As reported                        $  2.46        $  1.77        $  1.82
Pro forma                          $  2.37        $  1.72        $  1.80
========================================================================

The weighted average fair value of options granted during 1997 was $16.54 ($13.52 in 1996 and $7.26 in 1995). These values, which were used as a basis for the pro forma disclosures, were estimated using the Black-Scholes Options-Pricing Model with the following assumptions used for grants in 1997, 1996, and 1995:

Year Ended December 31,            1997          1996         1995
Dividend yield                      1.0%         1.0%         1.3%
Volatility                         27.0%        30.0%        30.0%
Risk-free  interest  rate           6.1%         6.1%         7.7%
Expected term - years               5.0          5.0          5.0

These pro forma disclosures may not be representative of the effects for future years since options vest over several years and options granted prior to 1995 are not considered in these disclosures. Also, additional awards generally are made each year.

Notes to Consolidated Financial Statements

Note 11
Supplementary Balance Sheet Information
        December 31,                                      1997            1996
        Accounts receivable
        Trade                                           $   884         $   835
        Other                                               112             110
-------------------------------------------------------------------------------
                                                            996             945
        Less: allowance for doubtful accounts(a)             25              31
-------------------------------------------------------------------------------
                                                        $   971         $   914
===============================================================================
        Inventories(b)
        Raw materials and supplies                      $   120         $   118
        Work in process                                      48              40
        Finished goods                                      161             154
-------------------------------------------------------------------------------
                                                        $   329         $   312
===============================================================================
        Property, plant and equipment - net
        Land and improvements                           $   206         $   183
        Buildings                                           489             477
        Machinery and equipment                           6,629           6,126
        Construction in progress and other                  850             722
-------------------------------------------------------------------------------
                                                          8,174           7,508
        Less: accumulated depreciation                    3,567           3,239
-------------------------------------------------------------------------------
                                                        $ 4,607         $ 4,269
===============================================================================
        Other long-term assets
        Patents, trademarks and goodwill(c)             $ 1,213         $ 1,173
        Deposits(d)                                          47              40
        Investments at cost                                   5               4
        Other                                               231             191
-------------------------------------------------------------------------------
                                                        $ 1,496         $ 1,408
===============================================================================
        Other current liabilities
        Accrued accounts payable                        $   199         $   160
        Payrolls                                            108             125
        Employee benefits and related                        41              72
        Special charges                                      12              24

        Accrued interest payable                             39              41
        Other                                               102              89
-------------------------------------------------------------------------------
                                                        $   501         $   511
===============================================================================
                                                                    (continued)


        December 31,                                      1997            1996
        Other long-term liabilities
        Employee benefits and related                   $   443         $   463
        Special charges                                      14              22
        Other(d)                                             71              50
-------------------------------------------------------------------------------
                                                        $   528         $   535
===============================================================================
        Deferred credits
        Income taxes(e)                                 $   296         $   213
        Other                                                28              45
-------------------------------------------------------------------------------
                                                        $   324         $   258
===============================================================================
        Cumulative translation adjustment
        Europe                                          $   (78)        $   (10)
        Canada, Mexico, Asia and Other                     (178)           (116)
-------------------------------------------------------------------------------
                                                        $  (256)        $  (126)
===============================================================================
                                                          (Millions of dollars)
(a) Provisions to the allowance for doubtful accounts were $11 million, $6 million and $5 million in 1997, 1996 and 1995, respectively.
(b) Approximately 30% and 31% of total inventories were valued using the LIFO method at December 31, 1997 and 1996, respectively. If inventories had been valued at current costs, they would have been approximately $22 million and
     $23  million   higher  than   reported  at  December  31,  1997  and  1996,
     respectively.
(c) Net of accumulated amortization of $100 million in 1997 and $73 million in 1996.
(d) $65 million and $79 million of other long-term assets and other long-term liabilities in Brazil have been offset in 1997 and 1996, respectively. (e) Deferred income taxes related to current items are included in prepaid and other current assets in the amount of $42 million in 1997 and $3 million in 1996.

Notes to Consolidated Financial Statements


Note 12
Retirement Programs

Pensions - Praxair has two main U.S. retirement programs which are non-contributory defined benefit plans, the Praxair Retirement Program and the CBI Retirement Program (see Note 2). Pension benefits for both are based predominantly on years of service, age and compensation levels prior to retirement. Pension coverage for employees of Praxair's international subsidiaries generally is provided by those companies through separate plans. Obligations under such plans are typically provided for by depositing funds with trustees, under insurance policies, or by book reserves.

The components of net pension cost for 1997, 1996 and 1995 and the funded status as of December 31, 1997 and 1996 for Praxair's domestic retirement programs and significant international plans are shown below.

        Year Ended December 31,                                 1997          1996          1995
        Net Pension Cost
        Service cost - benefits earned
           during the period                                   $  33         $  36         $  26
        Interest on projected benefit obligation                  56            53            43
        Actual return on plan assets                             (79)          (80)         (134)
        Net amortization and deferral                             18            25            92
------------------------------------------------------------------------------------------------
                                                               $  28         $  34         $  27
================================================================================================
                                                                           (Millions of dollars)

                                                                   U.S. Plans                       International Plans
                                                          Overfunded       Underfunded        Overfunded            Underfunded
December 31,                                           1997        1996        1996*       1997        1996        1997        1996
Funded Status
Accumulated benefit obligation:
        Vested benefits                               $(463)      $(301)      $ (90)      $(138)      $(123)      $ (67)      $ (59)
        Non-vested benefits                             (50)        (37)         (6)         (1)         (3)        (50)        (39)
-----------------------------------------------------------------------------------------------------------------------------------
                                                      $(513)      $(338)      $ (96)      $(139)      $(126)      $(117)      $ (98)
===================================================================================================================================
Projected benefit obligation                          $(617)      $(431)      $(108)      $(159)      $(145)      $(149)      $(147)
Plan assets at fair value, primarily common
        stocks and fixed income securities              589         415          93         202         194          75          64
-----------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation (in excess of)
        less than plan assets                           (28)        (16)        (15)         43          49         (74)        (83)
Unamortized net (asset) obligation at transition         (4)         (5)         --          (8)        (11)          9          10
Unamortized prior service cost                            7           9          --           2           3          10          10
Unrecognized (gains) losses - net                       (53)        (28)        (12)        (19)        (26)        (13)         --
-----------------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) pension obligation                  $ (78)      $ (40)      $ (27)      $  18       $  15       $ (68)      $ (63)
===================================================================================================================================
*Related to the CBI Retirement Program.                                                                       (Millions of dollars)

Notes to Consolidated Financial Statements


The significant actuarial assumptions used were as follows:

                                                                          U.S. Plans               International Plans
Year Ended December 31,                                           1997      1996      1995     1997       1996          1995
Discount rate for determining the projected benefit obligation    7.0%      7.5%      7.0%      4-9%       4-9%         4-8.5%
Rate of increase  in  compensation  levels                        4.25%     4.75%     4.25%     2-7%       3-7%         3-6.5%
Expected  long-term rate of return on plan assets                 9.5%      9.5%      9.5%    4.5-9.0%    5.5-9.5%     5.5-9.5%
-------------------------------------------------------------------------------------------------------------------------------

Effective in 1996, Praxair's North American packaged gases business has two defined contribution plans. Company contributions to these plans are calculated as a percentage of salary based on age plus service. U.S. employees may supplement the company contributions up to the maximum allowable by IRS regulations. The cost for these plans was $3 million in 1997 and $1 million in 1996.

Postretirement Benefits Other Than Pensions - Praxair provides health care and life insurance benefits to certain eligible retired employees. These benefits are provided through various insurance companies and health care providers. Praxair is obligated to make payments for a portion of postretirement benefits related to retirees of Praxair's former parent. As part of the CBI acquisition (see Note 2), Praxair assumed responsibility for health care and life insurance benefit obligations for CBI's retired employees. Praxair does not currently fund its postretirement benefits obligations. The retiree plans may be changed or terminated by Praxair at any time for any reason with no liability to current or future retirees.

The components of net periodic postretirement benefit cost for 1997, 1996 and 1995 and the funded status as of December 31, 1997 and 1996 were as follows:

       Year Ended December 31,                      1997    1996     1995
       Net periodic  postretirement benefit cost
       Service cost - benefits earned
               during the year                      $  5    $  7    $  5
       Interest on accumulated post-
               retirement benefit obligation          15      14      14
       Actual return on plan assets                   (1)     (1)     (2)
       Net amortization and deferral                  (8)     (9)     (7)
------------------------------------------------------------------------
                                                    $ 11    $ 11    $ 10
========================================================================
                                                   (Millions of dollars)

        December 31,                                       1997      1996
        Funded Status
        Accumulated  postretirement benefit
        obligation attributed to:
           Retirees                                       $(180)   $(185)
           Fully eligible active plan participants          (28)     (30)
           Other active plan participants                   (21)     (15)
-------------------------------------------------------------------------
                                                           (229)    (230)

        Plan assets at fair value, primarily
           common stocks and fixed income
           securities                                        10        9
        Unrecognized prior service cost                     (11)     (19)
        Unrecognized gains - net                            (18)      (3)
-------------------------------------------------------------------------
        Accrued postretirement benefit obligation         $(248)   $(243)
=========================================================================
                                                     (Millions of dollars)

For measurement purposes, a 7.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1997, gradually reducing to 4.5% in 2004 and thereafter. For 1996 and 1995 measurement purposes, the annual rate of increase was gradually reducing to 5.0% and 4.5%, respectively. This health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate the effect, increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation by $12 million as of December 31, 1997 ($11 million as of December 31, 1996 and 1995), and the aggregate of the service and interest cost components of net periodic postretirement benefit cost by $1 million in 1997, 1996, and 1995. Under the CBI plan, retiree health care benefits are provided under an established formula which limits costs based on prior years of service of retired employees. Other significant actuarial assumptions used to calculate the accumulated postretirement benefit obligation were the same as those used for the U.S. pension plan (see above).

Notes to Consolidated Financial Statements


Note 13
Leases


For operating leases, primarily involving manufacturing and distribution equipment and office space, noncancelable commitments extending for more than one year will require the following future minimum payments at December 31, 1997 (millions of dollars):

        Lease Payments
        1998    $64     2001            $ 42
        1999    $54     2002            $ 38
        2000    $46     after 2002      $206

Included in these totals are $67 million of lease commitments to Praxair's former parent company, principally for office space. Praxair is also contingently required to pay certain Canadian lease obligations of the former parent company in the event of a default totaling approximately $18 million ($25 million Canadian). If such payment is required, Praxair has a legal right to set off any such amounts paid against other amounts it owes to the former parent company for lease commitments.

Total lease and rental expenses under operating leases were $70 million in 1997 and 1996 and $37 million in 1995. The present value of the future lease payments under operating leases is approximately $312 million at December 31, 1997.

Note 14

Commitments And Contingencies

In the normal course of business, Praxair is involved in legal proceedings and claims with both private and governmental parties. These cover a variety of items, including product liability and environmental matters. In some of these cases, the remedies that may be sought or damages claimed are substantial. While it is impossible at this time to determine with certainty the ultimate outcome of any of these cases, in the opinion of management, they will not have a material adverse effect on the consolidated financial position of Praxair or on the consolidated results of operations or cash flows in a given year. Should any losses be sustained in connection with any of these cases in excess of provisions therefore, they will be charged to income in the future.

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

Praxair's 60%-owned Italian subsidiary has entered into two unconditional long-term purchase agreements, signed in 1989 and 1992, for oxygen and nitrogen to be used to supply existing merchant liquid customers. Obligations in connection with financing under these agreements total $24 million ($19 million on a present value basis), with annual obligations of $4 million over the next two years and $2 million over the succeeding three years. Total purchases of product in 1997, 1996 and 1995, including other amounts purchased under these agreements, were $8 million, $9 million and $9 million, respectively.

At December 31, 1997, the estimated cost of completing authorized construction projects in the normal course of business is approximately $480 million.

Notes to Consolidated Financial Statements


Note 15
Quarterly Data (Unaudited)

1997                                                              1Q          2Q          3Q          4Q          Year
Sales                                                        $   1,158       1,178       1,190       1,209    $   4,735
Cost of sales                                                $     665         681         699         719    $   2,764
Depreciation and amortization                                $     110         110         111         113    $     444
Operating profit(a)                                          $     207         213         211         207    $     838
-----------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of an accounting change(a)   $     102         107         107         100    $     416
Cumulative effect of an accounting change(b)                        --          --          --         (11)         (11)
Net income(a)                                                $     102         107         107          89    $     405
-----------------------------------------------------------------------------------------------------------------------
Basic Per Share Data:(a)
Income before cumulative effect of an accounting change      $     .65   $     .68   $     .68   $     .63    $    2.63
Cumulative effect of an accounting change(b)                        --          --          --        (.07)        (.07)
Net income                                                   $     .65   $     .68   $     .68   $     .56    $    2.56
Weighted average shares (000's)                                158,128     158,276     158,196     157,828      158,095
-----------------------------------------------------------------------------------------------------------------------
Diluted Per Share Data:(a)
Income before cumulative effect of an accounting change      $     .62   $     .65   $     .65   $     .61    $    2.53
Cumulative effect of an accounting change(b)                        --          --          --        (.07)        (.07)
Net income                                                   $     .62   $     .65   $     .65   $     .54    $    2.46
Weighted average shares (000's)                                164,332     164,542     164,384     162,926      164,053
=======================================================================================================================
                                                                            (Millions of dollars, except per share data)

1996                                                              1Q          2Q          3Q          4Q          Year
Sales                                                        $   1,090       1,093       1,115       1,151    $   4,449
Cost of sales                                                $     629         631         637         667    $   2,564
Depreciation and amortization                                $     101         105         107         107    $     420
Operating profit(c)                                          $      82         177         190         198    $     647
-----------------------------------------------------------------------------------------------------------------------
Net income(c)                                                $      17          81          88          96    $     282
-----------------------------------------------------------------------------------------------------------------------
Basic Per Share Data:
Net income                                                   $     .12   $     .52   $     .56   $     .61    $    1.85
Weighted average shares (000's)                                142,161     155,307     156,084     157,063      152,654
=======================================================================================================================
Diluted Per Share Data:
Net income                                                   $     .11   $     .50   $     .54   $     .59    $    1.77
Weighted average shares (000's)                                148,438     161,680     162,316     163,473      159,038
=======================================================================================================================
                                                                            (Millions of dollars, except per share data)

(a) Operating profit and net income for the 1997 fourth quarter and year include a charge of $10 million and $6 million, respectively, related primarily to profit improvement initiatives in Praxair's North American packaged gases business (see Note 3) and a favorable judgment of $11 million and $6 million, respectively, related to a dispute with State public hospitals in Brazil (see Note 9).
(b) Related to a required accounting change for capitalized business process reengineering costs associated with information technology transformation (see Note 1).
(c) Operating profit and net income for the first quarter and year of 1996 include a charge of $85 million and $53 million, respectively, for severance-related, lease termination and other exit costs associated with the integration of the industrial gases businesses of CBI and Praxair (see
     Note 3).

Management's Statement of Responsibility for Financial Statements

Praxair's financial statements are prepared by management, which is responsible for their fairness, integrity and objectivity. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis except for accounting changes as disclosed and include amounts that are estimates and judgments. All historical financial information in this annual report is consistent with the accompanying financial statements.

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


/s/ H. William  Lichtenberger
H. William  Lichtenberger
Chairman and Chief Executive  Officer


/s/ John A. Clerico
John A. Clerico
Executive Vice President and
Chief Financial Officer


/s/ J. Robert Vipond
J. Robert Vipond
Vice President and Controller

Danbury, Connecticut
February 6, 1998

Report of Independent Accountants

To the Board of Directors and Shareholders of Praxair, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Praxair, Inc. and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ Price Waterhouse LLP
Stamford, Connecticut
February 6, 1998

Information for Investors

Common Stock Information

Praxair lists its common stock for trading on the New York Stock Exchange under the stock symbol, "PX." Unlisted trading privileges also have been granted by the Pacific, Cincinnati and Midwest Stock Exchanges. There were 36,294 shareholders of record as of December 31, 1997.

Shareholder Returns

Closing high and low stock prices and dividends are presented below:

        Stock Prices and Dividends
                                High        Low     Dividends
        1997
        Fourth quarter         $49.313     $40.875    $0.11
        Third quarter          $57.563     $50.313    $0.11
        Second quarter         $57.125     $43.500    $0.11
        First quarter          $51.875     $44.250    $0.11
------------------------------------------------------------
        1996
        Fourth quarter         $49.375     $43.125    $0.095
        Third quarter          $43.375     $36.500    $0.095
        Second quarter         $42.250     $37.125    $0.095
        First quarter          $39.875     $31.750    $0.095
------------------------------------------------------------
        1995
        Fourth quarter         $33.875     $24.375    $0.08
        Third quarter          $28.750     $24.875    $0.08
        Second quarter         $25.250     $22.250    $0.08
        First quarter          $23.250     $19.875    $0.08
============================================================

Dividend Policy
Dividends on Praxair's common stock are declared by the Board of Directors and, when declared, usually will be paid in March, June, September and December. It is the company's objective to pay dividends consistent with the reinvestment of earnings necessary for long-term growth.

Dividend Reinvestment and Stock Purchase Plan
Shareholders holding shares registered in their name may increase their investment in Praxair shares through the Dividend Reinvestment and Stock Purchase Plan without payment of any brokerage commission. Full details concerning this plan may be obtained from The Bank of New York.

        Diluted earnings per share*
        1997                    $2.57++
        1996                    $2.11++
        1995                    $1.82
        1994                    $1.45
        1993                    $1.06

*Before cumulative effect of accounting changes

++Before special charges

Shareholder Information
The annual report is the principal means of communicating Praxair's business strategies and financial performance to its shareholders. Additional information on corporate governance matters is provided in the proxy statement prepared in conjunction with Praxair's annual meeting. Also, Praxair's 1997 Annual Report on Form 10-K, which incorporates parts of this annual report by reference and is filed with the U.S. Securities and Exchange Commission, provides certain additional information.

Praxair Investor Relations is responsible for shareholder communications and welcomes shareholder inquiries about Praxair, either by telephone or in writing.

The Bank of New York is Praxair's stock transfer agent and registrar, and maintains shareholder records. Shareholders needing information about account records, stock certificates, change of address and dividend payments should contact:

The Bank of New York
800-432-0140 or, outside the U.S., (212) 815-5800
e-mail address: Shareowner-svcs@bankofny.com website address: http://stock.bankofny.com

Address shareholder inquiries to:
Shareholder Relations, Department 11E
P.O. Box 11258
Church Street Station
New York, NY 10286-1258

Send  certificates  for  transfer  and address  changes to:
Receive and Deliver Department - 11W
P.O. Box 11002 Church Street
Station New York,  New York 10286

The annual report, proxy statement and filings with the U.S. Securities and Exchange Commission can be obtained upon request to The Bank of New York or:

Investor Relations, Praxair, Inc., 39 Old Ridgebury Road, Danbury, CT 06810-5113
(203)  837-2210

Annual  Meeting  of  Shareholders
The 1998  annual  meeting of
shareholders of Praxair, Inc. will be held at 9:30 a.m. on Tuesday, April 28, 1998 at Hilton Inn and Towers, 18 Old Ridgebury Road, Danbury, Connecticut.

General  Corporate  Information
For general information about Praxair, its products and services, write or call:

Corporate Communications, Praxair, Inc., 39 Old Ridgebury Road, Danbury, CT 06810-5113 800-PRAXAIR or, outside the U.S., (716) 879-4077

Visit Praxair Online on the World Wide Web:
http://www.praxair.com

Alejandro Achaval
Director, Argentine National Institute of Technology; former Vice Chairman & Chief Executive Officer, IPAKO Industrias Petroquimicas Argentinas S.A. Audit; Finance & Pension Committees

John A. Clerico
Executive Vice President & Chief Financial Officer, Praxair, Inc.
Finance & Pension Committee

C. Fred Fetterolf
Director of various corporations; former
President & Chief Operating Officer, Aluminum Company of America

Audit (Chairman); Public Policy & Nominating Committees

Dale F. Frey
Director of various corporations;
former Vice President, General Electric Company; former Chairman & President, General Electric Investment Corporation
Finance & Pension (Chairman); Public Policy & Nominating Committees

Claire W. Gargalli
Vice Chairman, Diversified Search Companies
Finance & Pension; Compensation & Management Development Committees

Edgar G. Hotard
President & Chief Operating Officer, Praxair, Inc.
Finance & Pension Committee

Ronald L. Kuehn, Jr.
Chairman, President & Chief Executive Officer, Sonat Inc.
Audit; Compensation & Management Development (Chairman) Committees

Raymond W. LeBoeuf
Chairman & Chief Executive Officer,
PPG Industries, Inc.

Finance & Pension, Compensation & Management Development Committees

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

G. Jackson Ratcliffe, Jr.
Chairman, President & Chief Executive Officer, Hubbell Incorporated

Compensation & Management Development;
Public Policy &  Nominating (Chairman) Committees

H. Mitchell Watson, Jr.
President, Sigma Group of America
Audit; Compensation & Management Development Committees

Officers
Leonard M. Baker
Vice President, Technology

Paul J. Bilek
President, North American Industrial Gases and President, Praxair Canada

David H. Chaifetz
Vice President, General Counsel
& Secretary

John A. Clerico
Executive Vice President
& Chief Financial Officer

Michael E. DeDomenico
President, Praxair Europe

Theodore W. Dougher
Vice President, Safety &
Production Excellence

Ivan Ferreira Garcia
Chief Executive Officer,
S.A. White Martins

Jesus E. Gonzalez
Vice President, Chemicals &
Refining Business and Steel Market

Barbara R. Harris
Vice President, Human Resources

John F. Hill
Chief Information Officer

Bradley J. Holcomb
Vice President, Global Procurement

& Materials Management

Edgar G. Hotard
President & Chief Operating Officer

Thomas W. von Krannichfeldt
President, Praxair Surface
Technologies, Inc.

H. William Lichtenberger
Chairman & Chief Executive Officer

Sunil Mattoo
Vice President, Marketing

Murilo Barros de Melo
Vice President, Food Market

Nigel D. Muir
Vice President, Communications
& Public Relations

John S. Pirretti
Vice President, General Industry Markets

Jose R. Rivero
President, Praxair Distribution, Inc. (North American Packaged Gases)

Sally A. Savoia
Vice President, Healthcare Market

James S. Sawyer
Vice President & Treasurer

Donald W. Terry
Vice President, Carbon Dioxide Product and Services

William M. Therrien
Vice President, Engineering and Supply Systems

Theodore F. Trumpp
Vice President, Electronics Business

J. Robert Vipond
Vice President & Controller

Regional Management

North America
Michael J. Douglas
Managing Director, Praxair Canada

Cesar Guajardo
Managing Director, Praxair Mexico

Robert P. Sheehan
President, Praxair Puerto Rico

Alan J. Westendorf
Senior Vice President, Sales

South America

Domingos Bulus
Assistant Director, Andean Treaty Countries

Albino Carneiro
Assistant Director, South Cone Countries

Ricardo Malfitano
Industrial Gases Officer, Brazil

Europe

Olivier Lambotte
Business Director, Specialty Gases

Robert Matthe
General Manager, Poland

Franco Mazzali
Managing Director, Italy and Middle East

Jean-Michel Tiard
Managing Director, Western Europe

Gabriel Toledo
Managing Director, Spain and Turkey

Asia

James J. Fuchs
Vice President, Asia

V. Thad Evans
Managing Director, Praxair Japan, and President, Praxair Iwatani Electronics Gases Brian Evison Managing Director, Praxair Indonesia and Praxair Australia K.H. Lee President, Praxair Korea Brent Lok President, Praxair Greater China Indrajit Mookerjee Managing Director, Praxair India Kitti Prapasuchart Managing Director, Praxair Thailand South American Advisory Council H. William Lichtenberger Chairman Ivan Ferreira Garcia Deputy Chairman Ricardo Cillioniz President, Aceros Arequipa, Peru Enzo Debernardi Senior Consultant, Paraguay Isaac Gilinski President, Bancol SA, Colombia Agostino Rocca President for Latin America, Organizacion Techint, Argentina Paolo Rocca President, Organizacion Techint, Argentina Benjamin Steinbruch Chairman, Companhia Siderugica Nacional, Brazil

World Headquarters

Praxair, Inc.
39 Old Ridgebury Road
Danbury, CT 06810-5113
USA
1-800-PRAXAIR
(716) 879-4077 (from outside the U.S.)

Praxair Surface Technologies, Inc.
Indianapolis, IN, USA
(317) 240-2500
(affiliates in Brazil, Denmark, France, Germany, Italy, Japan, Singapore, Spain, Switzerland, United Kingdom)

North America

Praxair, Inc.
Danbury, CT, USA
1-800-PRAXAIR
(716) 879-4077

Praxair Mexico S.A. de C.V.
Mexico City, Mexico
52 (5) 627-9500

Praxair Canada Inc.
Mississauga, Ontario, Canada
(905) 803-1600

South America

S.A. White Martins
Rio de Janeiro, Brazil
55 (21) 588.6622
Argentina, Bolivia, Chile, Colombia, Ecuador, Paraguay, Peru, Uruguay, Venezuela

Central America/Caribbean

Praxair Puerto Rico
Gurabo, PR
(787)258-7200
Belize, Costa Rica

Europe

Praxair N.V.
Zaventem (Brussels), Belgium
32 (2) 716.0580
Austria, Croatia, Czech Republic, France, Germany, Israel, Italy,
The Netherlands, Poland, Portugal, Slovenia, Spain, Turkey

Asia

Praxair Asia, Inc.
Singapore
(65)736-3800
Australia, India, Indonesia, Japan, People's Republic of China,
South Korea, Thailand