Form 10-K405, Exhibit 13
period 1998-12-31
PRAXAIR INC
filed 1999-03-15
CIK 884905

Financial Index

Audited Financial Statements

        Consolidated Statement of Income                18
        Consolidated Balance Sheet                      19
        Consolidated Statement of Cash Flows            20
        Consolidated Statement of Shareholders' Equity  21
        Notes to Consolidated Financial Statements      32

Management's Discussion and Analysis                    22
        Consolidated Results                            22
        Segment Discussion                              23
        Liquidity, Capital Resources and Financial Data 26
        Raw Materials and Markets                       28
        Year 2000                                       28
        Euro Conversion                                 30
        Market Risks and Sensitivity Analyses           30

Management's Statement of Responsibility for
        Financial Statements                            47
        Report of Independent Accountants               48
        Five-Year Financial Summary                     49
        Information for Investors                       50



[GRAPHICS OMITTED]

*Excludes special charges.

Consolidated Statement of Income

Year Ended December 31,                                                  1998           1997           1996
-------------------------------------------------------------------------------------------------------------
Sales                                                                $   4,833      $   4,735      $   4,449
Cost of sales, exclusive of depreciation and amortization                2,807          2,764          2,564
Selling, general and administrative                                        644            662            688
Depreciation and amortization                                              467            444            420
Research and development                                                    72             79             72
Special charges                                                             29             10             85
Other income (expenses) - net                                               42             62             27
=============================================================================================================
Operating profit                                                           856            838            647
Interest expense                                                           260            216            195
-------------------------------------------------------------------------------------------------------------
Income before taxes                                                        596            622            452
Income taxes                                                               127            151            110
-------------------------------------------------------------------------------------------------------------
Income of consolidated entities                                            469            471            342
Minority interests                                                         (55)           (66)           (68)
Income from equity investments                                              11             11              8
-------------------------------------------------------------------------------------------------------------
Income before cumulative effect of
  an accounting change                                                     425            416            282
Cumulative effect of an accounting change                                   --            (11)            --
-------------------------------------------------------------------------------------------------------------
Net income                                                           $     425      $     405      $     282
=============================================================================================================
Basic earnings per share:
  Income before cumulative effect of an accounting change            $    2.68      $    2.63      $    1.85
  Cumulative effect of an accounting change                                 --           (.07)            --
  Net income                                                         $    2.68      $    2.56      $    1.85

Diluted earnings per share:
  Income before cumulative effect of an accounting change            $    2.60      $    2.53      $    1.77
  Cumulative effect of an accounting change                                 --           (.07)            --
  Net income                                                         $    2.60      $    2.46      $    1.77

Weighted average shares outstanding (000's):
  Basic shares outstanding                                             158,462        158,095        152,654
  Diluted shares outstanding                                           163,356        164,053        159,038
=============================================================================================================
The accompanying notes on pages 32 to 46 are an
integral part of these financial statements.               (Dollar amounts in millions, except per share data)

18                                                                      Praxair

Consolidated Balance Sheet

Year Ended December 31,                                                                      1998           1997
----------------------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                                                  $    34      $    43
Accounts receivable                                                                            919          971
Inventories                                                                                    319          329
Prepaid and other current assets                                                               122          154
----------------------------------------------------------------------------------------------------------------
                Total current assets                                                         1,394        1,497

Property, plant and equipment - net                                                          4,875        4,607
Equity investments                                                                             251          210
Other long-term assets                                                                       1,576        1,496
----------------------------------------------------------------------------------------------------------------
                Total assets                                                               $ 8,096      $ 7,810
================================================================================================================
Liabilities and Equity
Accounts payable                                                                           $   378      $   383
Short-term debt                                                                                295          391
Current portion of long-term debt                                                               84           40
Accrued taxes                                                                                   63           51
Other current liabilities                                                                      469          501
----------------------------------------------------------------------------------------------------------------
                Total current liabilities                                                    1,289        1,366
Long-term debt                                                                               2,895        2,874
Other long-term liabilities                                                                    553          528
Deferred credits                                                                               465          324
----------------------------------------------------------------------------------------------------------------
                Total liabilities                                                            5,202        5,092
================================================================================================================
Minority interests                                                                             487          521
Preferred stock                                                                                 75           75
Shareholders' equity:

 Common stock $.01 par value, authorized 500,000,000 shares,
  issued 161,517,042 shares in 1998 and 159,969,641 shares in 1997                               2            2
 Additional paid-in capital                                                                  1,528        1,471
 Retained earnings                                                                           1,380        1,034
 Cumulative translation adjustment                                                            (412)        (256)
 Less: Treasury stock, at cost (3,945,843 shares in 1998 and 2,596,417 shares in 1997)        (166)        (129)
----------------------------------------------------------------------------------------------------------------
                Total shareholders' equity                                                   2,332        2,122
----------------------------------------------------------------------------------------------------------------
                Total liabilities and equity                                               $ 8,096      $ 7,810
================================================================================================================
The accompanying notes on pages 32 to 46
are an integral part of these financial statements.                                       (Millions of dollars)

Making Our Planet More Productive                                            19

Consolidated Statement of Cash Flows
       Year Ended December 31,                                             1998         1997        1996
---------------------------------------------------------------------------------------------------------
       INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
       OPERATIONS
       Net income                                                       $   425      $   405      $   282
       Adjustments to reconcile net income to net cash
        provided by operating activities:
          Depreciation and amortization                                     467          444          420
          Special charges                                                    22          (13)          37
          Deferred income taxes                                              11           67           48
          Gain on sale of fixed assets                                       (6)          (7)          (4)
          Other non-cash charges                                             22           42           49
          Working capital:
            Accounts receivable                                              17          (54)        (121)
            Inventories                                                      18          (14)          (4)
            Prepaid and other                                                (2)         (10)          25
            Payables and accruals                                           (14)         (41)           9
            CBI acquisition payments                                         --           --          (75)
          Long-term assets and liabilities                                  (24)         (67)         (60)
---------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                            936          752          606
---------------------------------------------------------------------------------------------------------
       INVESTING
       Capital expenditures                                                (781)        (902)        (893)
       Acquisitions                                                        (241)        (101)      (1,705)
       Divestitures and asset sales                                         206          300          264
---------------------------------------------------------------------------------------------------------
       Net cash used for investing activities                              (816)        (703)      (2,334)
---------------------------------------------------------------------------------------------------------
       FINANCING
       Short-term (repayments) borrowings - net                             (93)        (269)       1,114
       Long-term borrowings                                                 388          438          602
       Long-term debt repayments                                           (331)        (110)        (489)
       Minority transactions and other                                      (31)         (31)           4
       Issuances of common stock                                            117          110          611
       Purchases of common stock                                            (97)        (137)          (7)
       Dividends                                                            (79)         (69)         (58)
---------------------------------------------------------------------------------------------------------
       Net cash (used for) provided by financing activities                (126)         (68)       1,777
       Effect of exchange rate changes on cash and cash equivalents          (3)          (1)          (1)
---------------------------------------------------------------------------------------------------------
       Change in cash and cash equivalents                                   (9)         (20)          48
       Cash and cash equivalents, beginning-of-year                          43           63           15
---------------------------------------------------------------------------------------------------------
       Cash and cash equivalents, end-of-year                           $    34      $    43      $    63
=========================================================================================================
       SUPPLEMENTAL DATA:
       Taxes paid                                                       $    66      $    58      $    59
       Interest paid                                                    $   265      $   211      $   241
       Short-term debt classified as long-term (Note 6)                 $    --      $   860      $    --
       Other liabilities reclassified to equity (Note 7)                $    --      $    19      $    --
       Effect of functional currency change (Note 1)                    $    81      $    --      $    --
       Acquired debt from acquisitions (Note 2)                         $    20      $    --      $   735
=========================================================================================================
The accompanying notes on pages 32 to 46
are an integral part of these financial statements.                                 (Millions of dollars)

20                                                                      Praxair

Consolidated Statement of Shareholders' Equity

                                                                                                         Accumulated
                                                             Additional                                   Other Com-
                                               Common Stock    Paid-In  Treasury Stock       Retained      prehensive
Activity                                      Shares  Amounts  Capital Shares   Amounts      Earnings    Income (Loss)     Total
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                   140,624   $    1    $ 748     89     $  (1)     $    474     $   (101)     $  1,121
Net income                                                                                        282                        282
Translation adjustments                                                                                        (25)          (25)
                                                                                                                        --------
    Comprehensive income                                                                                                     257
Dividends on common stock ($.38 per share)                                                        (58)                       (58)
Issuances of common stock:
    Public offering                           12,650        1      461                                                       462
    For the dividend reinvestment and
     stock purchase plan                          83                 2                                                         2
    For employee savings and incentive plans   4,144               139   (264)        8                                      147
Purchases of common stock                                                 187        (7)                                      (7)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                   157,501   $    2  $ 1,350     12     $  --      $    698     $   (126)     $  1,924
=================================================================================================================================
Net income                                                                                        405                        405
Translation adjustments                                                                                       (130)         (130)
                                                                                                                        --------
    Comprehensive income                                                                                                     275
Dividends on common stock ($.44 per share)                                                        (69)                       (69)
Issuances of common stock:
    For the dividend reinvestment and
     stock purchase plan                          74                 2                                                         2
    For employee savings and incentive plans   2,395               119   (157)        8                                      127
Purchases of common stock                                               2,742      (137)                                    (137)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                   159,970   $    2  $ 1,471  2,597    $ (129)     $  1,034     $   (256)     $  2,122
=================================================================================================================================
Net income                                                                                        425                        425
Translation adjustments                                                                                        (99)          (99)
Effect of functional currency change (Note 1)                                                                  (57)          (57)
                                                                                                                        --------
    Comprehensive income                                                                                                     269
Dividends on common stock ($.50 per share)                                                        (79)                       (79)
Issuances of common stock:
    For the dividend reinvestment and
     stock purchase plan                          80                 1                                                         1
    For employee savings and incentive plans   1,467                56 (1,279)       60                                      116
Purchases of common stock                                               2,628       (97)                                     (97)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                   161,517   $    2  $ 1,528  3,946    $ (166)     $  1,380     $   (412)     $  2,332
=================================================================================================================================
The accompanying notes on pages 32 to 46
are an integral part of these financial statements.                             (Dollar amounts in millions, shares in thousands)

Making Our Planet More Productive                                            21

Management's Discussion and Analysis

Praxair's 1998 results versus 1997 reflect volume growth in all major operating segments and significant productivity improvements; largely offset by currency impacts, higher depreciation and interest expense, and cost inflation.

CONSOLIDATED  RESULTS
The following provides summary data for 1998, 1997 and 1996:

Year Ended December 31,                   1998         1997         1996
--------------------------------------------------------------------------
Sales                                   $ 4,833      $ 4,735      $ 4,449
Selling, general and administrative     $   644      $   662      $   688
Depreciation and amortization           $   467      $   444      $   420
Operating profit                        $   856      $   838      $   647
Interest expense                        $   260      $   216      $   195
Effective tax rate                           21%          24%          24%
Income before cumulative
   effect of an accounting change       $   425      $   416      $   282
Number of employees(a)                   24,834       25,388       25,271
--------------------------------------------------------------------------
Excluding special charges and
   tax credits(b):
   Operating profit                     $   885      $   848      $   732
   Effective tax rate                        25%          25%          26%
   Income before cumulative
    effect of an accounting change      $   425      $   422      $   335
==========================================================================
 (Dollar amounts in millions)

(a) Excludes employees related to assets held for sale.

(b) During 1998, Praxair recorded pre-tax special charges totaling $29 million ($18 million after tax) for an impairment loss in Indonesia and a provision for an anticipated loss on the sale of an air separation plant to a third party. Additionally, in 1998 Praxair recorded non-recurring tax credits of $18 million related to the favorable settlement of various tax matters. During 1997, Praxair recorded a $10 million pre-tax special charge ($6 million after tax) related primarily to profit improvement initiatives in the North American packaged gases business (referred to as Praxair Distribution). During 1996, Praxair recorded an $85 million pre-tax special charge ($53 million after tax and minority interests) for CBI integration costs.

Special Items
Reported amounts include special items that affect period-to-period comparisons. The management's discussion and analysis that follows excludes the impact of these special items.

1998 compared with 1997
The sales growth of 2% in 1998 as compared to 1997 was due primarily to acquisitions in the North American packaged gases (referred to as Praxair Distribution) and Surface Technologies businesses and sales volume increases in all major segments. These were partially offset by unfavorable currency translation impacts in all international segments. Overall, pricing was slightly positive as compared to 1997, with positive comparisons in Asia, South America and Mexico offset by negative comparisons in the United States industrial gases and Surface Technologies businesses worldwide.
     Operating profit grew 4% to $885 million. This was due primarily to the sales growth described above and productivity improvements (mostly in North and South America) offset by cost inflation and currency translation impacts. The productivity improvements and currency translation impacts resulted in an $18 million decrease in selling, general and administrative expenses despite the increase due to acquisitions. The increase in depreciation and amortization expense reflects new projects coming on-stream and acquisitions, partially offset by currency translation impacts.
     Interest expense increased $44 million due primarily to the functional currency change in Brazil (see Note 1 to the consolidated financial statements), higher interest rates in South America and higher average debt levels throughout the year. The effective tax rate for 1998 remained at 25%.
     Net income for 1998 increased 1% over 1997 due primarily to the higher operating profit, partially offset by increased interest expense. Praxair's return on average capital was 11.1% in 1998. The number of employees at December 31, 1998 decreased about 600 as compared to December 31, 1997 due primarily to Praxair's worldwide productivity improvement efforts, particularly in North and South America.
     The number of employees decreased despite the increase associated with acquisitions (about 1,100 employees) and the addition of employees to support volume growth.

1997 compared with 1996
The sales  growth of 6% in 1997 as  compared  to 1996 was  predominately  due to increased sales volumes and the effect of newly acquired Praxair Distribution and Surface Technologies businesses. This increase was partly offset by unfavorable currency translation impacts. Overall pricing was unchanged for the year.
     The operating profit growth of 16% for 1997 as compared to 1996 was primarily due to the sales growth and productivity gains including the integration of the Liquid Carbonic business, partly offset by cost inflation and unfavorable currency translation impacts. Increased depreciation and amortization expense reflected new projects coming on-stream, as well as Praxair Distribution and Surface Technologies acquisitions. Selling, general and administrative expenses decreased primarily due to productivity improvements and cost synergies, including the integration of the Liquid Carbonic business, partly offset by cost inflation.
     Interest expense increased due to higher debt levels (after adjustment for the debt associated with the purchase of the assets held for sale) and higher interest rates in certain international countries. The effective tax rate for 1997 was 25%, a 1% decrease from the 1996 effective tax rate. This decrease is due primarily to planned tax initiatives.

22                                                                       Praxair

     Net Income for 1997 increased 26% over 1996 due principally to higher operating profit, the lower effective tax rate and improved income from equity investments, partially offset by higher interest expense and negative currency translation effects.
     The number of employees at December 31, 1997 increased 117 as compared to December 31, 1996 due primarily to an increase associated with new acquisitions (678 employees) and the addition of employees to support volume growth. This was partially offset by decreases resulting from profit improvement efforts in South America and Praxair Distribution, the integration of the Liquid Carbonic business and other cost improvement efforts.

SEGMENT DISCUSSION
Effective in 1998, Praxair implemented the new segment disclosure requirements required by the FASB's Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information (See Notes 1 and 4 to the consolidated financial statements). Accordingly, this summary of segment sales and operating profit has been restated to conform to Praxair's current segment definitions and provides a basis for the discussion that follows:

[GRAPHIC OMITTED]

        Year Ended December 31,    1998          1997        1996
        -----------------------------------------------------------
        Sales:
        North America            $ 2,752      $ 2,636      $ 2,459
        South America                964          964          987
        Europe                       515          493          522
        Surface Technologies         420          381          311
        All Other                    182          261          170
        -----------------------------------------------------------
                Total            $ 4,833      $ 4,735      $ 4,449
        ===========================================================
        Operating profit(a):
        North America            $   533      $   493      $   422
        South America                199          197          206
        Europe                       109           93          105
        Surface Technologies          73           69           49
        All Other                     (6)          19          (20)
        Corporate Overhead           (23)         (23)         (30)
        -----------------------------------------------------------
                Total            $   885      $   848      $   732
        ===========================================================
                                               (Millions of dollars)
(a) Excludes special charges (see Note 3 to the consolidated financial statements).


North America
The North America operating segment includes Praxair's industrial gases operations in the U.S., Canada, and Mexico. Praxair's U.S. and Canadian packaged gases operations within the North American industrial gases business are collectively referred to as Praxair Distribution.
     Sales for 1998 increased 4% as compared to 1997. Sales were up 16% in Praxair Distribution and 9% in Mexico, and down 1% in the U.S. and Canadian industrial gases operations. Overall, this increase reflects the impact of acquisitions in Praxair Distribution and sales volume growth in all geographies, partly offset by currency translation effects in Canada and Mexico and overall lower pricing. Pricing improved in Mexico and in Praxair Distribution, but was down in the U.S. and Canadian industrial gases business, reflecting more intense competitive activity. In the U.S. and Canada, industrial gases volumes were up about 2% while pricing decreased 3%. Praxair Distribution's sales increased to $892 million primarily reflecting the impact of acquisitions (19%) and improved pricing, somewhat offset by currency translation and slightly lower sales volumes. Mexico's sales increase was driven by volume growth (14%) and improved pricing, partially offset by currency impacts.
     Sales for 1997 increased 7% as compared to 1996. Sales were up 5% in the U.S. and Canadian industrial gases operations, 7% in Praxair Distribution, and 34% in Mexico. The increases were due primarily to sales volume growth in the U.S. and Mexico, acquisitions in Praxair Distribution, and pricing increases in Mexico and Praxair Distribution in excess of currency impacts. In the U.S. and Canada, industrial gases volumes were up about 6%, while pricing decreased about 1%. Praxair Distribution's sales increased to $768 million primarily reflecting the impact of acquisitions. Mexico showed strong sales growth from volume (22%) and pricing (18%) as compared to 1996.
     Operating profit improved 8% in 1998 as compared to 1997, while operating margins remained about flat at 19% of sales. The sales increase including the impact of acquisitions, and continued strong productivity improvements were the main drivers behind the operating profit growth, partially offset by negative currency impacts in Canada and Mexico and cost inflation. In the U.S. and Canadian industrial gases business, operating profit increased about 4% due primarily to productivity improvements which more than offset cost inflation. Economic conditions remain weak in several of the Company's key markets, especially in the steel and chemical industries. Praxair Distribution's and Mexico's operating profit each improved 21% over 1997. Praxair Distribution's increase reflects the impact of acquisitions while Mexico reflects strong sales volume growth, partially offset by currency impacts and cost inflation.

Making Our Planet More Productive                                            23

Management's Discussion and Analysis

     Operating profit improved 17% in 1997 as compared to 1996, and operating margins improved 2% to 19% of sales. The sales increase including the impact of acquisitions, cost synergies associated with the integration of the Liquid
Carbonic business, and other productivity improvements were the main drivers behind the operating profit growth; offsetting cost inflation and negative currency translation impacts. In the U.S. and Canadian industrial gases business,  operating  profit  improved  about  19%.  Mexico's  operating  profit improved 23% over 1996 due primarily to strong sales growth. Praxair Distribution's operating profit increased 4% in 1997 over 1996 due to the sales increases and productivity improvements, largely offset by cost inflation.

South America
Praxair's South American industrial gases operations are conducted by its 69.3% owned subsidiary, S.A. White Martins (White Martins), which is the largest industrial gases company in Brazil. White Martins has operations throughout South America, including Argentina, Chile, Columbia, Peru and Venezuela.
     Sales for 1998 were flat when compared to 1997, primarily because sales volume growth of 5% and price increases of about 2% were offset by negative currency translation effects. Excluding currency translation effects, sales increased by about 7%, as compared to the 1997 period. The sales decrease of 2% in 1997 as compared to 1996 occurred because the strong sales volume growth of approximately 5% was more than offset by price declines and unfavorable currency translation impacts. The 1997 price declines were attributable to the effects of the Brazilian government's economic plan ("Real Plan") which resulted in industrial commodity pricing deflation across a wide range of industries, and an increased competitive environment in Brazil. Excluding currency translation effects, sales increased by about 3% as compared to the 1996 period.
     Operating profit for 1998 decreased $7 million as compared to the 1997 period after excluding the $20 million positive impact of the required functional currency change in Brazil (see Note 1 to the consolidated financial statements), and an $11 million benefit in 1997 from a favorable judgment related to a dispute with the Rio de Janeiro State public hospitals. The decrease was due primarily to the effects of currency movements throughout the year and cost inflation, partially offset by productivity improvements and sales volume growth. Excluding the impact of currency and the functional currency change in Brazil, operating profit was flat. Operating profit for 1997 decreased $9 million or about 4% as compared to 1996. The decrease was due primarily to unfavorable currency translation effects and higher energy and distribution costs, partly offset by sales volume growth, productivity improvements and an $11 million benefit in 1997 due to a favorable judgment related to a dispute with the Rio de Janeiro State public hospitals.
     The early 1999 devaluation of the Brazilian currency and the eventual impact on the local economic and competitive conditions in Brazil and throughout South America will have an impact on future results. Refer to the discussion in the Market Risks and Sensitivity Analyses sections of this management's discussion and analysis.
     In November 1998, White Martins announced a plan to increase its share capital through a rights offering equal to 50% of its current number of shares outstanding and in January 1999, the rights offering was initiated. At December 31, 1998, Praxair owned 69.3% of the share capital of White Martins and it is Praxair's intent to subscribe for its pro rata share of the rights offering and to subscribe for additional shares that are not subscribed to by the minority shareholders. Praxair will effect its portion of the rights offering by means of converting its existing loans to White Martins into stock. The rights offering is expected to be completed in the first quarter of 1999.

Europe
Praxair's European industrial gases business is primarily in Italy and Spain with additional operations in Benelux, Germany, France, Israel and Poland.
     Sales increased 4% in 1998 as compared to 1997, primarily due to moderate volume increases that were partly offset by negative currency translation effects in the first three quarters of 1998. Excluding the negative currency translation effects, sales increased by about 8% as compared to 1997. Sales for 1997 decreased 6% as compared to the 1996 period, as negative currency translation effects more than offset the strong sales volume growth of 6%.
     Operating profit increased a strong 17% in 1998 as compared to 1997 due primarily to the sales growth and the impact of productivity improvements, partly offset by cost inflation and unfavorable currency translation effects. Operating profit for 1997 decreased 11% as compared to 1996, primarily because the lower sales and cost inflation more than offset the productivity improvements.

Surface Technologies
Praxair's worldwide Surface Technologies business primarily includes operations in the U.S. and Europe, with smaller operations in Asia and Brazil.
     Sales for 1998 increased 10% as compared to 1997. This increase was primarily due to acquisitions and sales volume growth which added 13% in total, partly offset by price decreases and unfavorable currency impacts. Sales for 1997 increased 23% as compared to 1996 due primarily to strong volume growth and acquisitions which added about 26% in total, partly offset by price decreases.

24                                                                       Praxair

     Operating profit for 1998 increased 6% as compared to 1997, due to sales growth and productivity improvements, partly offset by cost inflation. Operating profit for 1997 increased 41% from 1996 due primarily to the strong sales growth and productivity improvements, partly offset by cost inflation.

All Other

The All Other segment includes Praxair's industrial gases operations in Asia, its global supply systems business which designs, engineers and builds equipment that produces industrial gases (for internal use and external sale), and other globally managed functions. Praxair's operations in Asia are currently concentrated in China, India, Japan, Korea and Thailand. Operations in China and India are also conducted through nonconsolidated joint venture companies.
     Sales for the segment decreased 30% in 1998 as compared to 1997 due to a 42% lower level of third party plant sales in the global supply systems business and lower reported sales in Asia. The level of activity for global supply systems is reflective of the overall capacity in the industry and local economic conditions, and is subject to fluctuation from one year to the next; 1997 was an unusually high sales year. Excluding currency impacts, Asian sales were up about 18% versus 1997, reflecting the impact of sales volume growth and price improvements which added 12%, and acquisitions. In contrast, 1997 sales for the segment increased 54% versus 1996. Global supply systems sales increased 125% over 1996, while Asian reported sales increased about 9%. Excluding currency impacts, 1997 sales in Asia were up about 22% versus 1996, reflecting the impact of sales volume growth and acquisitions.
     Operating profit for the segment is significantly influenced by the sales volume in the global supply systems business and by the costs associated with the globally managed functions, all of which fluctuate from year to year. In 1998, Asian operating profit decreased 22%, while global supply systems decreased 38% as compared to 1997. These decreases were due primarily to decreased sales in the global supply systems business and the impact of currency translation effects in Asia, partly offset by productivity improvements. The remaining operating profit reduction is related to increased costs for globally managed initiatives. The operating profit increase in 1997 as compared to 1996 of $39 million was caused by the sales growth in both global supply systems and Asia, partly offset by cost inflation and increased business development costs in Asia. The remaining increase was due to the lower level of costs associated with globally managed initiatives between the two years.

Selling, General and
Administrative Expenses
[GRAPHIC OMITTED]
In 1998, selling, general and administrative expenses were $644 million, an $18 million decrease from the 1997 amount. This decrease is due to the 1998 productivity improvement initiatives and positive currency impacts; partially offset by acquisitions and cost inflation. Selling, general and administrative expenses as a percentage of sales declined to 13.3% in 1998 from 14.0% in 1997.
     In 1997, selling, general and administrative expenses were $662 million, a $26 million decrease from the 1996 amount. The decrease was due primarily to cost improvements, including the integration of the Liquid Carbonic business, partly offset by cost inflation. Selling, general and administrative expenses as a percentage of sales declined to 14.0% in 1997 from 15.5% in 1996.

Other income (expenses) - net
In 1998, other income (expenses) - net decreased $20 million as compared to the 1997 amount due primarily to an $11 million benefit from a favorable judgment related to a dispute with the Rio de Janeiro State public hospitals occurring in 1997, and increased severance expense in 1998 as compared to 1997.
     In 1997, other income (expenses) - net increased $35 million over the 1996 amount of $27 million due primarily to the $11 million favorable judgment with the Rio de Janeiro State public hospitals mentioned above, higher partnership income and higher non-recurring expenses in 1996 related to the integration of the Liquid Carbonic business.

Interest Expense
The 1998 interest expense increased $44 million from the 1997 amount due primarily to the functional currency change in Brazil (see Note 1 to the consolidated financial statements), higher interest rates in South America and higher average debt levels throughout the year.
     The 1997 interest expense increased $21 million from the 1996 amount due to higher debt levels (after adjustment for the debt associated with the purchase of the assets held for sale) and higher interest rates in certain international countries.

Making Our Planet More Productive                                            25

Management's Discussion and Analysis


Income Taxes
The effective tax rate for 1998 and 1997 was 25%, and was 26% for 1996. Praxair currently expects the effective tax rate to remain at approximately the 25% level in 1999.

Minority Interests
On December 31, 1998, minority interests consisted primarily of minority shareholders' investments in two affiliates: S.A. White Martins (Brazil) and Rivoira S.p.A. (Italy). Additionally, Praxair records the dividends on preferred stock in minority interests ($6 million in 1998). Minority shareholders' share of income for 1998 was $55 million, a decrease of $11 million as compared to the 1997 amount of $66 million. This decrease was primarily due to the acquisition of minority interests and lower income in South America.

Income from Equity Investments
Praxair's more significant equity investments are in the United States, Belgium, China, India, Italy, Spain, and Turkey. Praxair's share of net income from corporate equity investments was $11 million for 1998 and 1997, and $8 million in 1996.

Costs Relating to the Protection of the Environment
Praxair's principal operations relate to the production and distribution of atmospheric and other industrial gases, which historically have not had a significant impact on the environment. However, worldwide costs relating to environmental protection may continue to grow due both to increasingly stringent laws and regulations and to Praxair's ongoing commitment to rigorous internal standards. Environmental protection costs in 1998 were approximately $8 million of capital expenditures and $14 million of expenses. Included in the expenses were approximately $2 million for remedial projects. Praxair anticipates that future environmental protection expenditures will approximate the level of those in 1998 and will not have a material adverse effect on the consolidated financial position or on the consolidated results of operations or cash flows in a given year.

Commitments and Contingencies
See Note 14 to the consolidated financial statements for information concerning commitments and contingencies.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL DATA
        Year Ended December 31,                 1998          1997          1996
        ------------------------------------------------------------------------
        Net cash provided by
         (used for):
        Operating activities:
        Net income plus depreciation
                and amortization             $   892       $   849       $   702
        Working capital                           19          (119)          (91)
        Non-recurring CBI
                acquisition costs                 --            --           (75)
        Total from operating activities          936           752           606

        Investing activities:
        Capital expenditures                    (781)         (902)         (893)
        CBI acquisition                           --            --        (1,445)
        Other acquisitions                      (241)         (101)         (260)
        Divestitures and asset sales             206           300           264
        Total (used for)investing               (816)         (703)       (2,334)

        Financing activities:
        Debt increases (reductions)              (36)           59         1,227
        Issuances (purchases) of stock            20           (27)          604
        Cash dividends                           (79)          (69)          (58)
        Total from (used for) financing      $  (126)      $   (68)      $ 1,777
        ========================================================================
        Debt-to-Capital Ratio,
        at December 31:
        Debt                                 $ 3,274       $ 3,305       $ 3,265
        Capital                              $ 6,168       $ 6,023       $ 5,757
        Debt-to-capital ratio                   53.1%         54.9%         56.7%
        ========================================================================
                                                           (Millions of dollars)

Cash Flow from Operations
Cash flow from operations increased to $936 million in 1998 from $752 million in 1997, or 24%. The increase is primarily related to the improvement in working capital investment needs; a direct result of Praxair's work process improvement initiative designed to reduce working capital as a percentage of sales, and to lower payments for incentive compensation programs.

[GRAPHIC OMITTED]

26                                                                       Praxair

     Cash flow from operations increased in 1997 versus 1996 from $606 million to $752 million. The increase is primarily related to higher cash earnings and the impact of one-time after-tax cash payments made in 1996 related to the acquisition of CBI for integration charges, antitrust litigation settlements and other non-recurring payments totaling approximately $75 million.

Investing
Cash flow used for investing in 1998 totaled $816 million versus $703 million in 1997. This increase was due primarily to the net impact of higher acquisition expenditures and lower proceeds from divestiture and asset sales, partly offset by lower capital expenditures.
     Capital expenditures for 1998 totaled $781 million, down $121 million from 1997. The lower level of capital expenditures is due primarily to decreased spending in South America and the United States.
     Acquisition expenditures for 1998 totaled $241 million, an increase of $140 million from the 1997 period. This increase is related to the purchase of the remaining shares outstanding of Gas Tech, Inc. a U.S. packaged gases distributor (previously an equity investment), other U.S. investments related to Praxair Distribution, acquisitions in the Surface Technologies business, the acquisition of two companies in India, a company in Puerto Rico and buy-outs of minority interests in Asia, South America and Canada.
     Divestitures and asset sales in 1998 decreased $94 million as compared to the 1997 period primarily due to proceeds received on the initial public offering of Chicago Bridge and Iron Co., N.V. (see Note 2 to the consolidated financial statements) in 1997, partially offset by the proceeds from a sale leaseback transaction in 1998 (see Note 13 to the consolidated financial statements). There are no remaining CBI assets held for sale as of December 31, 1998.
     On a worldwide basis, capital and acquisition expenditures for the full year 1999 are expected to be about 20% lower as compared to 1998, due primarily to the expected timing of acquisitions and lower capital expenditures in Asia, the United States and South America.

Financing
At December 31, 1998, Praxair's total debt outstanding was $3,274 million, a decrease of $31 million from 1997. As of December 31, 1998, there were no borrowings under Praxair's $1.5 billion U.S. bank credit facility and Praxair's investment grade credit rating for long-term debt was maintained at A3/BBB+.

[GRAPHIC OMITTED]

     On April 2, 1998, Praxair issued $250 million of 6.15% non-redeemable Notes due 2003 with interest payable semi-annually. The proceeds from the Notes were used to repay outstanding commercial paper and for other general corporate purposes.
     On September 30, 1998, Praxair sold and leased back certain U.S. storage equipment for $150 million which is being accounted for as an operating lease (see Note 13 to the consolidated financial statements). The proceeds from the sale of the equipment have been used to repay debt.
     Praxair's debt-to-capital ratio decreased to 53.1% at December 31, 1998 from 54.9% at December 31, 1997. This decrease is due to an increase in retained earnings and the lower debt levels, partially offset by the negative impact of net currency translation losses on the accumulated other comprehensive income
(loss) component of shareholders' equity, including the effect of the functional currency change in Brazil, which reduced Praxair's shareholders' equity and minority interests (see Note 1 to the consolidated financial statements).
     Praxair's financing strategy is to secure sufficient funds to support its operations in the United States and around the world using a combination of local borrowing and intercompany lending in order to minimize the total cost of funds and to manage and centralize currency exchange exposures. Praxair manages its exposure to interest rate changes through the use of financial derivatives (see Note 6 to the consolidated financial statements and the MD&A section titled "Market Risks and Sensitivity Analyses").


Making Our Planet More Productive                                            27

Management's Discussion and Analysis


RAW MATERIALS AND MARKETS
Energy is the single largest cost item in the production and distribution of industrial gases. For some products, such as carbon dioxide, helium, hydrogen, specialty gases and surface coatings and powders, raw materials are largely purchased from outside sources. Praxair generally has contracts or commitments for, or readily available sources of these raw materials.
     Praxair's industrial gases are used by a diverse group of customers in a variety of industries including metal fabrication, primary metals, chemicals & refining, healthcare, food & beverage, electronics, aerospace, pulp and paper, glass, environmental remediation and numerous other markets. By using the gases Praxair produces and, in many cases, the proprietary processes that it invents, customers benefit through improved product quality, increased productivity, lower operating costs, conservation of energy and the attainment of environmental improvement objectives. Praxair has a large number of customers and no single customer accounts for a significant portion of Praxair's annual sales. Aircraft engines are Surface Technologies' primary market, but it also serves the printing, textile, chemical and primary metals markets. Aircraft-engine and airframe-component overhaul services are another offering.

YEAR 2000
The Problem
The "year 2000 problem" arises because many existing computer programs or date-sensitive microprocessors embedded in operating equipment use only the last two digits to refer to a year. Therefore, these computer programs and operating systems may not properly recognize a year that begins with "20" instead of "19". If not corrected, many applications could fail or create erroneous results. Although not all computer applications or systems are subject to this flaw, all are suspect until they are assessed. Like most companies, Praxair operates and maintains computer systems for accounting, payroll, invoicing and many other business purposes. In addition, Praxair's operations systems (including, among others, plant control, diagnostic and monitoring, quality control, distribution and logistics), and its infrastructure systems (including, among others, telecommunications) use computer programs or embedded microprocessors. Also, Praxair, as other companies, may be affected by the year 2000 problems of its suppliers (e.g., by the interruption of supply of critical raw materials or utilities) or of its customers (e.g., interrupted or reduced demand for Praxair's products due to interruptions in the customer's own manufacturing processes).

Praxair's Readiness Status
Based upon its best available information, management believes that Praxair has in place the appropriate programs and plans to achieve timely year 2000 readiness for its safety and mission-critical systems. However, it is uncertain whether the year 2000 problems of Praxair's suppliers and customers will be resolved in a timely manner.

Praxair's Readiness Program
Work on year 2000 issues at Praxair has been ongoing since 1996. Praxair has established a Year 2000 Global Project Office to coordinate and accelerate its year 2000 activities. The director of the Year 2000 Global Project Office reports directly to Praxair's chief executive officer. The Global Project Office currently consists of a project manager and 13 global functional team leaders representing: applications technology; communications; finance; energy/other utilities; facilities; human resources; information technology; operations/production; procurement; product sales and services equipment; law; research and development; and safety and environmental services. In addition, the Global Project Office currently includes team members representing eight Praxair businesses and affiliates in North America, South America, Europe and Asia who have accountability for year 2000 activities.
     Praxair's year 2000 readiness program consists of six phases: awareness; inventory and assessment; renovation; validation; implementation; and business continuity planning. These phases at any point in time may run concurrently with respect to different systems, issues and business units. While the following represents a general description of Praxair's overall progress in each of these phases, progress for any individual system, issue or business unit may be more or less advanced than that indicated.
     Awareness: Praxair has launched a worldwide communications and awareness effort in order to inform employees about year 2000 issues and enlist their assistance in implementing solutions. This effort is ongoing. Praxair also is in continuous discussions on year 2000 issues with customers and suppliers.
     Inventory and Assessment: A global inventory of Praxair systems, and assessment of those systems as to year 2000 readiness, has been conducted which management currently believes has covered Praxair's safety and mission-critical systems, and most of its other systems. However, inventory and assessment efforts are ongoing which may reveal as yet unidentified components or issues; contrary to the foregoing assumption. With respect to assessment of the year 2000 readiness of suppliers, certain critical suppliers have been identified and discussions are ongoing or planned with each.

28                                                                       Praxair

     Renovation: Solutions for most year 2000 readiness issues have been identified; some are in development while others are being put in place. Renovation activities for safety and mission-critical systems are projected to be completed in the first quarter of 1999.
     Validation: An integrated testing strategy has been developed to validate the readiness of safety and mission- critical systems affected by year 2000. Some systems have been tested and some pilot tests have been conducted.
Management currently projects that most testing and validation will occur beginning the first quarter of 1999 and will be completed by mid-1999.
     Implementation: Solutions that have been validated through testing will be implemented by being put into routine operation. Praxair currently expects safety and mission-critical Praxair-maintained systems to be so implemented by mid-1999.
     Business Continuity Planning: Praxair expects to develop business continuity, or contingency plans with respect to the build-up of product inventory and, where possible, allocation of product from alternate plants in the event of electric power or other interruptions of utility supplies to certain Praxair plants. Praxair is also prepared to develop contingency plans for failure of Praxair-maintained systems. The number and nature of the contingency plans ultimately developed and finalized by Praxair will depend on management's ongoing assessment of the progress of Praxair and its suppliers towards year 2000 readiness. Contingency plans are currently projected to be developed by mid-1999.

Costs
At this time, Praxair estimates that the total external expenditures to address year 2000 issues associated with Praxair-maintained systems and components will be approximately $30 million over the life of the project. Of this total, the Company expects approximately $13 million will be expensed as incurred and the remainder will be for capital upgrades and replacements. The capital costs were planned for later years independent of year 2000 issues, but are being accelerated because those costs are for projects that will also address year 2000 issues. To date, approximately $12 million has been incurred. Costs associated with internal resources are not being accumulated separately and relate to normal ongoing payroll costs.

Risks
If Praxair does not successfully complete a material portion of its year 2000 program by the year 2000 or if the Company is negatively impacted by the failure of a significant third party customer or supplier to become year 2000 compliant, it could have a material impact on the Company's results of operations or cash flows.
     Management's current projection is that the "most reasonably likely worst case" year 2000 scenario would involve the temporary interruption of electric power or other utility supplies to one or more of Praxair's production plants due to failure of the utility supplier to be year 2000 ready. Management is unable to estimate the impact of such failure or failures, but it could have a material adverse impact on Praxair's results of operations or cash flows, the measure of such impact would depend on the number and nature of the interruptions that would result. Other worst case year 2000 scenarios can be conceived which would have a material impact on Praxair as well as on many other companies, including, for example, break-downs of communications, governmental or banking systems external to Praxair, but Praxair has not independently evaluated the risks of these events.

Cautionary  Statements
The continued progress and timing of completion of Praxair's year 2000 readiness program phases as projected above depend on, and may be affected by changes in, among other factors, the cooperation and responsiveness of systems and components suppliers with respect to solutions development; the availability of critical skills such as instrument technicians and software applications personnel; the level of interest and sense of urgency with respect to year 2000 issues by governments and institutions in various regions of the world; and the cooperation of raw materials and utilities suppliers in providing readiness assurances to Praxair and the accuracy of those assurances.
     Management does not currently believe that the failures described above as the "most reasonably likely worst case scenario" are likely or that they will be so widespread as to have an adverse material effect on Praxair. Efforts to assess the year 2000 readiness of energy suppliers and other suppliers are ongoing, however, and these efforts may, at some time in the future, reveal serious deficiencies, not currently identified or fully understood, which may cause a material impact on Praxair contrary to the foregoing forward-looking assumption.


Making Our Planet More Productive                                            29

Management's Discussino and Analysis

     The above forward-looking projection of costs may be affected by, among other factors, year 2000 issues not yet identified or fully understood, unexpected problems in the renovation or in testing of identified solutions, and shortages in critical renovation or replacement components or skills. If these or other circumstances arise, Praxair's costs to address the year 2000 issues of Praxair-maintained systems and components may differ from those projected above.
     To the extent that any reader of this statement reviews it for the purpose of making any decision for the purchase of goods or services from Praxair or evaluating Praxair's Year 2000 readiness, such reader should construe this statement to be a Year 2000 readiness disclosure and that any statements made to such reader in the course of any sale are subject to the Year 2000 Information and Readiness Disclosure Act (15 USC 1 Note, P.L. 105-271, 112 Stat). Such reader should be further advised that in the case of a dispute, this Act may reduce the reader's legal rights regarding the use of any such statements, unless otherwise specified in a contract or tariff.

EURO CONVERSION
Effective January 1, 1999, the euro has become the new common currency for 11 European countries (including Belgium, France, Germany, Italy and Spain; where Praxair has most of its European operations). Since then, transactions in the euro have become possible, but the national currencies will continue to circulate until 2002. During this transition period, payments can be made using both the euro and the national currencies at fixed exchange rates.
     Praxair has established teams in each of the businesses and countries affected by the euro conversion. These teams are identifying issues that must be addressed to accommodate the conversion, are developing plans to address these issues, and are in the process of implementing those necessary changes identified to date. This is an ongoing process.
     Beginning January 1, 1999, Praxair has the ability to conduct business with customers in both the euro and the respective national currency. Systems and processes that are initially impacted by this dual currency requirement are customer billing and receivables and cash management activities, including cash collections and disbursements. To accomplish full readiness and automatic recording in dual currencies, Praxair continues to make the necessary system and process changes.
     By 2002, Praxair will have systems and processes in the 11 euro countries (including payroll and other accounting systems) to accommodate the automatic recording of all business transactions in the euro, and the euro will then become the functional currency for these 11 countries. Praxair is identifying all system and process changes that will be required to facilitate timely compliance before the year 2002. Teams are also working with the respective country marketing organizations to identify and address the potential business implications of the creation of the euro.
     Management currently believes that Praxair has in place the appropriate programs and plans to make any required changes to its systems and processes to accommodate a complete, timely euro conversion. The external costs associated with implementing and completing Praxair's euro conversion program with respect to Praxair-maintained systems are not expected to be material in any year. Also, management currently believes the business and market implications, if any, of the euro conversion will not be material. However, the competitive impact of increased cross-border price transparency is uncertain; both with respect to products sold by Praxair as well as products, utilities and services purchased by Praxair.
     Praxair's ongoing efforts and those of its significant customers and suppliers (including financial institutions), at some time in the future, may reveal as yet unidentified or not fully understood issues that may not be addressable in a timely fashion, or that may cause currently unexpected competitive or market effects; all contrary to the foregoing forward-looking assumptions. These issues, if not resolved favorably, could have a material impact on the Company's results of operations or cash flows in any year.

New  Accounting  Standards
See Note 1 to the consolidated financial statements for information concerning new accounting standards.

MARKET RISKS AND SENSITIVITY ANALYSES
Like other global companies, Praxair is exposed to market risks relating to fluctuations in interest rates and currency exchange rates. The objective of financial risk management at Praxair is to minimize the negative impact of interest rate and foreign exchange rate fluctuations on the Company's earnings, cash flows and equity.
     To manage these risks, Praxair uses various derivative financial instruments, including, interest rate swap, forward starting interest rate swap and currency swap, forward and option contracts. Praxair only uses commonly traded and non-leveraged instruments. These contracts are entered into with major financial institutions thereby minimizing the risk of credit loss. Also, refer to Notes 1 and 6 to the consolidated financial statements for a more complete description of Praxair's accounting policies and use of such instruments.

30                                                                      Praxair

     As required by Securities and Exchange Commission rules, the following analyses present the sensitivity of the market value, earnings and cash flows of Praxair's financial instruments to hypothetical changes in interest and exchange rates as if these changes occurred at December 31, 1998. The range of changes chosen for these analyses reflect Praxair's view of changes which are reasonably possible over a one-year period. Market values are the present values of projected future cash flows based on the interest rate and exchange rate assumptions. These forward-looking disclosures are selective in nature and only address the potential impacts from financial instruments. They do not include other potential effects, which could impact Praxair's business as a result of these changes in interest and exchange rates.

Interest Rate and Debt Sensitivity Analysis
At December 31, 1998, Praxair has debt totaling $3,274 million ($3,305 million at December 31, 1997) and interest rate swaps with a notional value of $876 million ($1,150 million in 1997). Interest rate swaps are entered into as a hedge of underlying debt instruments to effectively change the characteristics of the interest rate without actually changing the debt instrument. At December 31, 1998, the interest rate swap agreements convert outstanding floating rate debt to fixed rate debt for a period of time. For fixed rate debt, interest rate changes affect the fair market value but do not impact earnings or cash flows. Conversely for floating rate debt, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flows, assuming other factors are held constant.
     At December 31, 1998 after adjusting for the effect of interest rate swap agreements, Praxair has fixed rate debt of $2,978 million ($2,637 at December 31, 1997) and floating rate debt of $296 million ($668 million in 1997). Holding other variables constant (such as foreign exchange rates, swaps and debt levels) a one percentage point decrease in interest rates would increase the unrealized fair market value of the fixed rate debt by approximately $98 million ($105 million in 1997). At December 31, 1998, the after-tax earnings and cash flows impact for the next year resulting from a one percentage point increase in interest rates would be approximately $7 million ($6 million at December 31, 1997), holding other variables constant.

Exchange Rate Sensitivity Analysis
Praxair's exchange rate exposures result primarily from its investments and ongoing operations in South America (primarily Brazil), Europe (primarily Spain and Italy), Canada, Mexico, Asia (primarily China, India, Korea and Thailand) and certain other business transactions such as the procurement of equipment from foreign sources. Among other techniques, Praxair utilizes foreign exchange forward contracts to hedge these exposures. At December 31, 1998 Praxair had $406 million notional amount ($324 million at December 31, 1997) of foreign exchange contracts of which $306 million ($254 million in 1997) hedged recorded balance sheet exposures or firm commitments and $100 million ($70 million in
1997) are to hedge anticipated future net income.
     Holding other variables constant, if there were a ten percent adverse change in foreign currency exchange rates, the market value of foreign currency contracts outstanding at December 31, 1998 would decrease by approximately $39 million ($21 million at December 31, 1997). Of this decrease, only about $7 million ($4 million at December 31, 1997) would impact earnings since the gain
(loss) on the majority of these contracts would be offset by an equal (gain) loss on the underlying exposure being hedged.

1999 Brazilian  Devaluation
As of February 22, 1999, the Brazilian currency (the Real) has devalued to 1.97 Reais to the U.S. dollar from 1.21 at December 31, 1998. The currency impact on Praxair's Brazilian sales and operating results will be in direct proportion to the change in exchange rates. At the same time, interest rates have generally increased and the local economy is in recession. These developments will impact Praxair's Brazilian operations in 1999 as reported sales and earnings will be lower.
     As described in Note 6 to the consolidated financial statements, in early January 1999 Praxair entered into various currency exchange forward contracts totaling $325 million to hedge anticipated Brazilian net income and a portion of its investment. The net income hedges were effectively closed out in January 1999 resulting in a non-recurring pre-tax gain of about $20 million in the 1999 first quarter. Any gains or losses from the remaining hedge contracts will be recognized on the balance sheet. The after-tax cash proceeds from any hedge contracts will be used to repay debt.
     Additionally, Praxair's debt-to-capital ratio will increase in the first quarter of 1999 due to the impacts of the devaluation on the translation of Praxair's net assets in Brazil. When the Brazilian currency stabilizes, the debt-to-capital ratio should trend downward as it has done since the CBI acquisition in 1996.

Making Our Planet More Productive                                            31

Notes to Consolidated Financial Statements


NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations - Praxair, Inc. (Praxair or Company) was founded in 1907 and became an independent publicly traded company in 1992. Praxair is the largest industrial gases company in North and South America, and one of the largest worldwide. The Company is also the world's largest supplier of carbon dioxide. Praxair produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings to a diverse group of industries including metal fabrication, chemicals and refining, primary metals, food and beverage, healthcare, electronics, aerospace, glass, pulp and paper, and environmental remediation.

Principles of Consolidation - The consolidated financial statements include the accounts of all significant subsidiaries where control exists. Equity investments generally consist of 20-50% owned operations. Operations less than 20% owned are generally carried at cost. Pre-tax income from equity investments, which are partnerships, is included in other income (expenses) - net with related taxes included in income taxes. Partnership net assets are reported as equity investments in the balance sheet. Praxair does not allocate corporate costs to its equity investments. Significant intercompany transactions are eliminated.

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

Property, Plant and Equipment - net - Property, plant and equipment are carried at cost, net of accumulated depreciation. Depreciation is calculated on the straight-line method based on the estimated useful lives of the assets which range from 3 to 40 years. Praxair generally uses accelerated depreciation methods for tax purposes where appropriate. The Company periodically reviews the recoverability of long-lived assets based upon anticipated cash flows generated from such assets.

Foreign Currency Translation - For international subsidiaries where the local currency is the functional currency, translation gains and losses are accumulated as a separate component of shareholders' equity. For international subsidiaries operating in hyperinflationary economies, the U.S. dollar is the functional currency and translation gains and losses are included in income.

Functional Currency Change in Brazil - As required by accounting standards, effective January 1, 1998, Brazil is no longer a hyperinflationary economy. Accordingly, Praxair's majority owned subsidiary (S.A. White Martins) designated the Brazilian Real as its functional currency instead of the U.S. dollar. This change increased operating profit and interest expense by approximately $20 million for the year ended December 31, 1998. The impact on sales, taxes and net income was not significant. This change also required Praxair to record a one-time cumulative adjustment for additional deferred income taxes of $81 million with offsetting balance sheet adjustments to the accumulated other comprehensive income (cumulative translation adjustment) component of shareholders' equity, and minority interests of $57 million and $24 million, respectively.

Financial Instruments - Praxair enters into various derivative financial instruments to manage its exposure to fluctuating interest and currency exchange rates. Such instruments include interest rate swap and forward rate agreements, and currency swap, forward and option contracts. These instruments are not entered into for trading purposes. Praxair only uses commonly traded and non-leveraged instruments.
     Interest rate swap and forward rate agreements involve the exchange of fixed and floating interest payments without the exchange of the underlying principal amounts. The differential to be paid or received is recognized as an adjustment to interest expense. The notional amounts of interest rate swap and forward rate agreements do not exceed the underlying debt principal amounts. If an interest rate swap or forward rate agreement is terminated before its maturity, any gain or loss is deferred and amortized as interest expense over the remaining life of the underlying debt or the remaining life of the swap, if shorter.
     Currency swap, forward and option contracts are generally entered into to hedge recorded balance sheet amounts related to international operations, firm commitments that create currency exposures and projected net income. Gains and losses on hedges of assets and liabilities are recorded in other income (expenses) - net as offsets to the gains and losses from the underlying hedged amounts; gains and losses on hedges of net investments are reported on the balance sheet as part of the cumulative translation adjustment within

32                                                                      Praxair
shareholders' equity; and gains and losses on hedges of firm commitments are recorded on the balance sheet and included in the basis of the underlying transaction. Forward exchange contracts that cover exposures which do not qualify for hedge accounting (e.g., net income hedges) are recorded in other income (expenses) - net on a mark-to-market basis.
     Praxair uses the following methods and assumptions to estimate the fair value of each class of financial instrument. Due to their nature, the carrying value of cash, short-term investments and short-term debt, receivables and payables approximates fair value. The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues. The fair value of interest rate swaps and currency exchange contracts are estimated based on market prices obtained from dealer quotes. Such quotes represent the estimated amount Praxair would receive or pay to terminate the agreements taking into consideration current rates and the credit worthiness of the counterparties. (See Note 6).

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

Retirement Programs - Most Praxair employees worldwide are covered by various pension plans. The cost of pension benefits under these plans is determined using the "projected unit credit" actuarial cost method. Funding of pension plans varies and is in accordance with local laws and practices.
     Praxair accrues the cost of retiree life and health insurance benefits during the employees' service period when such benefits are earned.
     In 1998, Praxair implemented  Statement of Financial  Accounting  Standards
(SFAS) No. 132, Employers' Disclosures about Pension and Other Postretirement Benefits, which changes the format of the required disclosures relating to pensions and other postemployment benefits. All prior years' information has been restated to conform to the current presentation. Disclosures required by SFAS No. 132 are included in Note 12.

Postemployment Benefits - Praxair recognizes the estimated cost of future benefits provided to former and inactive employees after employment but before retirement on the accrual basis.

Stock-Based Compensation - Praxair accounts for incentive plans and stock options using the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Pro forma information required by SFAS No. 123, Accounting for Stock-Based Compensation, is included in Note 10.

Earnings Per Share - Basic earnings per share is computed by dividing net income for the period by the weighted average number of Praxair common shares outstanding. Diluted earnings per share is computed by dividing net income for the period by the weighted average number of Praxair common shares outstanding and dilutive common stock equivalents. Stock options for 2,999,075 shares were not included in the computation of diluted earnings per share for the year ended December 31, 1998 because the exercise prices were greater than the average market price of the common stock. All references in the consolidated financial statements are to diluted earnings per share unless stated otherwise. The difference between the number of shares used in the basic earnings per share calculation compared to the diluted earnings per share calculation is due to the dilutive effect of outstanding stock options.

Segment Information - Effective in 1998, Praxair adopted SFAS No. 131 which requires a new "management" approach to segment disclosures. This new management approach requires Praxair to define its reportable segments based on the internal organization structure that is used by management to make operating decisions and evaluate performance. SFAS No. 131 also requires additional disclosures about products and services, and geographic areas. The adoption of SFAS No. 131 did not affect results of operations, financial position or cash flows. All prior years' segment information has been restated to conform to the current presentation. Disclosures required by SFAS No. 131 are included in Note 4.

Comprehensive Income - Effective January 1, 1998, Praxair adopted SFAS No. 130, Reporting Comprehensive Income. The adoption produced no effect on Praxair's financial position, cash flows or results of operations. Comprehensive income has been disclosed on the Consolidated Statement of Shareholders' Equity. The accumulated other comprehensive income (loss) balance as of December 31, 1998 represents the cumulative translation adjustment.

Making Our Planet More Productive                                            33

Notes to Consolidated Financial Statements

Accounting Changes - In accordance with Emerging Issues Task Force (EITF) Consensus No. 97-13, Praxair recorded an after-tax charge of $11 million in the fourth quarter of 1997 as the cumulative effect of an accounting change related to previously capitalized business process reengineering and information technology transformation costs.

Impact of Recently Issued Accounting Standards

Derivatives - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which Praxair is required to adopt effective beginning January 1, 2000. Praxair is currently evaluating the impact on its financial statements of adopting the standard and will comply as required.

Start-up costs - In April 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-5, Reporting on the Costs of Start-Up Activities. This SOP is effective January 1, 1999 and generally requires that all start-up costs, as defined, be expensed as incurred. Praxair is in the process of identifying any previously capitalized costs which have to be expensed under this guidance. Any required adjustment, which is not estimated to be material, will be recorded as a cumulative effect adjustment in the first quarter of 1999.

Reclassifications - Certain prior years' amounts have been reclassified to conform to the current year's presentation.

NOTE 2
1996  ACQUISITION  OF CBI INDUSTRIES,  INC. (CBI)
On January 12, 1996, Praxair acquired approximately 94% of the outstanding shares of CBI common stock and on March 13, 1996 Praxair acquired the remaining common stock outstanding. The total purchase price for CBI's common stock was $2.2 billion including assumed debt of $735 million. The purchase price for the common stock of CBI was allocated to the assets and liabilities of Liquid Carbonic based on appraisals, valuations and other studies; and to assets held for sale based on estimated net realizable values. The goodwill associated with the CBI acquisition, representing the costs in excess of the fair value of net assets acquired (shown on the balance sheet in other long-term assets), is being amortized on a straight line basis over forty years. The results of Liquid Carbonic's operations have been included in the consolidated financial statements effective January 1, 1996.
     At the acquisition date, Praxair determined that the Contracting and Investments segments of CBI were not strategic to the combined company and has now completed the sale of these businesses. The operations related to these assets held for sale have been eliminated from Praxair's consolidated financial statements and at December 31, 1998 there are no remaining assets held for sale.

NOTE 3
SPECIAL CHARGES
In the fourth quarter of 1998, Praxair recorded a pre-tax charge of $29 million ($18 million after tax) related to its investment in Indonesia ($19 million or $11 million after tax) and an anticipated loss on the sale of an air separation plant under construction for a third party ($10 million or $7 million after tax). The charge related to Indonesia reflects the recent deterioration of the local economy and reduces Praxair's investment in the net assets of its consolidated Indonesian subsidiary to an amount equal to management's current estimate of the fair value of the business, assuming a sale transaction. The anticipated contract loss reflects management's best estimate of the amount by which final costs will exceed the contract sale price. The construction is expected to be completed in 1999.
     In the fourth quarter of 1997, Praxair recorded a charge of $10 million ($6 million after tax) related primarily to profit improvement initiatives in its North American packaged gases business.
     In the first quarter of 1996, Praxair recorded a charge of $85 million pre-tax ($53 million after tax benefits of $30 million and minority interests of $2 million) for severance-related and other exit costs, primarily lease termination costs, associated with the integration of the Liquid Carbonic business of CBI and Praxair. The severance-related costs are for payments for the termination of Praxair and CBI employees due to synergies related to integrating the operations of the two companies, primarily manufacturing and product distribution, sales and marketing, and administrative functions. The employee terminations had been completed as of December 31, 1997. The other exit costs are primarily related to estimated net costs associated with lease commitments for surplus office and production space.

34                                                                       Praxair

The following table summarizes the activity in the 1996 CBI integration accrual and the 1997 North American packaged gases' accrual:

                                                   Other     Total
        Accrual - Special Charges   Severance Exit Costs   Accrual
       -----------------------------------------------------------
        Balance, January 1, 1996       $ --      $ --      $ --
                CBI integration          50        35        85
                1996 activity           (29)      (10)      (39)
       -----------------------------------------------------------
        Balance, December 31, 1996     $ 21      $ 25      $ 46
                Packaged gases           --        10        10
                1997 activity           (21)       (9)      (30)
       -----------------------------------------------------------
        Balance, December 31, 1997     $ --      $ 26      $ 26
                1998 activity            --        (8)       (8)
        Balance, December 31, 1998     $ --      $ 18      $ 18
       ===========================================================
                                              (Millions of dollars)
NOTE 4
Segment Information
Effective in 1998, Praxair adopted SFAS No. 131 which requires Praxair to redefine its operating segments using a management approach and restate all prior years' segment information on the same basis (see Note 1).
     Praxair operates principally in the industrial gases business through three reportable operating segments: North America, South America and Europe. In addition, Praxair operates its worldwide Surface Technologies business through its wholly-owned subsidiary, Praxair Surface Technologies, Inc. The All Other category is composed of Praxair's industrial gases business in Asia, Praxair's global supply systems business which designs, engineers and builds equipment that produces industrial gases (for internal use and external sale), and other globally managed functions including primarily procurement and strategic marketing. Corporate includes costs related to corporate functions.
     The accounting policies of the operating segments are the same as those described in Note 1. Praxair evaluates the performance of its operating segments based on operating profit, excluding intercompany royalties and other special charges. Sales are determined based on the country in which the legal subsidiary is domiciled and intersegment sales are not material. Research and development costs relating to Praxair's industrial gases business are managed globally and for purposes of segment reporting are allocated to operating segments based on sales. Long-lived assets includes property, plant and equipment; patents and trademarks; and goodwill.

     The table below presents information about reported segments for the years ended December 31, 1998, 1997 and 1996:

        Segment Information                     1998         1997         1996
        ----------------------------------------------------------------------
        Sales:
        North America                        $ 2,752      $ 2,636      $ 2,459
        South America                            964          964          987
        Europe                                   515          493          522
        Surface Technologies                     420          381          311
        All Other                                182          261          170
        ----------------------------------------------------------------------
              Total sales                    $ 4,833      $ 4,735      $ 4,449
        ======================================================================
        Operating profit(a):
        North America                        $   533      $   493      $   422
        South America(b)                         199          197          206
        Europe                                   109           93          105
        Surface Technologies                      73           69           49
        All Other                                 (6)          19          (20)
        Corporate                                (23)         (23)         (30)
        ----------------------------------------------------------------------
              Total operating profit         $   885      $   848      $   732
        ======================================================================
        Total assets:
        North America(c)                     $ 3,917      $ 3,821      $ 3,608
        South America                          2,313        2,493        2,175
        Europe(c)                                871          795          872
        Surface Technologies                     523          397          315
        All Other(c)                             472          304          568
        ----------------------------------------------------------------------
              Total assets                   $ 8,096      $ 7,810      $ 7,538
        ======================================================================
        Depreciation and
        Amortization:
        North America                        $   267      $   254      $   243
        South America                            116          108          102
        Europe                                    47           46           45
        Surface Technologies                      23           19           16
        All Other                                 14           17           14
        ----------------------------------------------------------------------
              Total depreciation and
               amortization                  $   467      $   444      $   420
        ======================================================================
        Capital expenditures
        and acquisitions(d):
        North America                        $   501      $   423      $   604
        South America                            180          288          307
        Europe                                    87           76          104
        Surface Technologies                     130           94           61
        All Other                                124          122           77
        ----------------------------------------------------------------------
              Total capital expenditures
               and acquisitions              $ 1,022      $ 1,003      $ 1,153
        ======================================================================
                                                                    (continued)

Making Our Planet More Productive                                            35

Notes to Consolidated Financial Statements

        Segment Information                     1998         1997         1996
        ----------------------------------------------------------------------
        Sales by Major Country:
        United States                        $ 2,508      $ 2,411      $ 2,157
        Brazil                                   786          823          760
        All Other Foreign                      1,539        1,501        1,532
        ----------------------------------------------------------------------
              Total sales                    $ 4,833      $ 4,735      $ 4,449
        ======================================================================
        Long-lived Assets by
        Major Country:
        United States                        $ 2,707      $ 2,426      $ 2,208
        Brazil                                 1,505        1,588        1,471
        All Other Foreign                      1,935        1,806        1,763
        ----------------------------------------------------------------------
              Total long-lived assets        $ 6,147      $ 5,820      $ 5,442
        ======================================================================
                                                          (Millions of dollars)

(a) During 1998, Praxair recorded pre-tax special charges totaling $29 million for an impairment loss in Indonesia and a provision for an anticipated loss on the sale of an air separation plant to a third party. During 1997, Praxair recorded an operating profit charge of $10 million related primarily to profit improvement initiatives in the North American business. During 1996, Praxair recorded an operating profit charge of $85 million related to CBI integration costs. The following are the operating profit impacts, by operating segment for these special charges.

       Special Charges                    1998       1997       1996
       --------------------------------------------------------------
       Segment operating profit          $ 885      $ 848      $ 732
       Less special charges:
       North America                        --        (10)       (66)
       South America                        --         --        (13)
       Europe                               --         --         (4)
       Surface Technologies                 --         --         (2)
       All Other                           (29)        --         --
       --------------------------------------------------------------
       Consolidated operating profit     $ 856      $ 838      $ 647
       ==============================================================
                                                (Millions of dollars)

(b) As required by accounting standards, effective January 1, 1998 Brazil is no longer a hyperinflationary economy. This change increased the South American segment operating profit for 1998 by approximately $20 million versus 1997. The impact on sales was not significant.

(c) Includes equity investments as follows:

        Equity Investments     1998     1997     1996
        ---------------------------------------------
        North America          $ 66     $ 69     $ 65
        Europe                  101       88       89
        All other (Asia)         84       53       41
        ---------------------------------------------
                Total          $251     $210     $195
        =============================================
                                 (Millions of dollars)

(d) 1996 excludes CBI acquisition amounts totaling $1,445 million, net of assumed debt of $735 million.

NOTE 5
INCOME TAXES
Pre-tax income applicable to U.S. and foreign operations is as follows:

       Year Ended December 31,              1998     1997     1996
       -----------------------------------------------------------
       United States                        $277     $290     $154
       Foreign                               319      332      298
       -----------------------------------------------------------
       Total income before income taxes     $596     $622     $452
       ===========================================================
                                              (Millions of dollars)

The following is an analysis of the provision for income taxes:

        Year Ended December 31,           1998       1997      1996
        -----------------------------------------------------------
        Current tax expense
        U.S. Federal                     $  54      $  23     $  15
        State and local                     12         12         5
        Foreign                             50         49        42
        -----------------------------------------------------------
          Total current                    116         84        62
        -----------------------------------------------------------
        Deferred tax expense
        U.S. Federal                        29         65        39
        Foreign                            (18)         2         9
        -----------------------------------------------------------
          Total deferred                    11         67        48
        -----------------------------------------------------------
          Total income taxes             $ 127      $ 151     $ 110
        ===========================================================
                                              (Millions of dollars)

Net deferred tax liabilities are comprised of the following:

       December 31,                         1998     1997
       --------------------------------------------------
       Deferred tax liabilities
       Fixed assets                         $611     $453
       State and local                        10        9
       Other                                 163      168
       --------------------------------------------------
         Total deferred tax liabilities      784      630
       --------------------------------------------------
       Deferred tax assets
       Benefit plans and related             163      174
       Inventory                              19       17
       Alternative minimum tax                42       16
       Carryforwards - gross                 175       72
       Other                                  70      107
       --------------------------------------------------
                                             469      386
       Less: Valuation allowances              6       10
       --------------------------------------------------
         Total deferred tax assets           463      376
       --------------------------------------------------
         Net deferred tax liabilities       $321     $254
       ==================================================
                                     (Millions of dollars)

36                                                                      Praxair

An analysis of the difference between the provision for income taxes and the amount computed by applying the U.S. statutory income tax rate to pre-tax income follows:

Year Ended December 31,            1998                1997                1996
-------------------------------------------------------------------------------------
                                $          %       $          %       $           %
-------------------------------------------------------------------------------------
U.S. statutory income
  tax rate                    208        35.0     218        35.0     158        35.0
State and local taxes           8         1.3       8         1.3       3         0.7
U.S. tax credits               (3)       (0.5)     (1)       (0.1)     (1)       (0.2)
Foreign taxes                 (80)      (13.4)    (65)      (10.5)    (51)      (11.4)
Other - net                    (6)       (1.0)     (9)       (1.4)      1         0.2
-------------------------------------------------------------------------------------
Provision for income tax      127        21.4     151        24.3     110        24.3
=====================================================================================
                                                         (Dollar amounts in millions)

The valuation allowances decreased $4 million in 1998 (decreased $1 million in 1997 and increased $1 million in 1996) all relating to foreign net operating loss carryforwards activity. At December 31, 1998, Praxair has approximately $16 million of foreign net operating loss carryforwards that expire principally through 2005, for which the deferred tax asset has been fully reserved by valuation allowances.
     During 1997, Italy and the United Kingdom decreased and France increased their top marginal tax rate. During 1996, Brazil increased its top marginal tax rate. The effects of these tax rate changes were immaterial.
     Provision has not been made for additional Federal or foreign taxes at December 31, 1998 on $1,208 million of undistributed earnings of foreign subsidiaries that are planned to be reinvested indefinitely. These earnings could become subject to additional tax if they were remitted as dividends, loaned to Praxair, or upon sale of the subsidiary's stock. It is not practicable to estimate the amount or timing of the additional tax, if any, that might eventually be payable on the foreign earnings.

NOTE 6
DEBT AND FINANCIAL INSTRUMENTS

Debt - The following is a summary of Praxair's outstanding debt at December 31, 1998 and 1997:

Debt                                               1998       1997
------------------------------------------------------------------
Short-Term
        Canadian borrowings                      $  116     $   84
        South American borrowings                    95        268
        Other International borrowings               82         38
        Other U.S. borrowings                         2          1
------------------------------------------------------------------
Total short-term debt                               295        391
------------------------------------------------------------------
Long-Term
U.S.:
        Commercial paper and U.S. borrowings        627        860
        6.25% Notes due 2000                         75         75
        6.70% Notes due 2001                        250        250
        6.625% Notes due 2003                        75         75
        6.75% Notes due 2003                        300        300
        6.15% Notes due 2003                        250         --
        6.85% Notes due 2005                        150        150
        6.90% Notes due 2006                        250        250
        6.625% Notes due 2007                       250        250
        8.70% Debentures due 2022
        (Redeemable after 2002)                     300        300
        Other borrowings                             50         55
Canadian borrowings                                 204        160
South American borrowings                           123        130
Other International borrowings                       54         17
Obligations under capital leases                     21         42
------------------------------------------------------------------
                                                  2,979      2,914
Less: current portion of long-term debt              84         40
------------------------------------------------------------------
Total long-term debt                              2,895      2,874
------------------------------------------------------------------
Total debt                                       $3,274     $3,305
==================================================================
                                             (Millions of dollars)

Making Our Planet More Productive                                            37

Notes to Consolidated Financial Statements


Praxair has available a $1.5 billion credit agreement which expires in December 2000 and is used to support commercial paper and other short-term U.S. bank borrowings. No borrowings were outstanding under this credit agreement at December 31, 1998 or 1997. At December 31, 1998 and 1997, $627 million and $860 million respectively, of short-term borrowings have been classified as long-term debt because of the Company's intent to refinance this debt on a long-term basis and the availability of such financing under the terms of the credit agreement. The weighted-average interest rate on commercial paper and U.S bank borrowings was 5.8% at December 31, 1998 and 6.1% at December 31, 1997.
     Praxair's major bank credit and long-term debt agreements contain various covenants which may, among other things, restrict the ability of Praxair to merge with another entity, incur or guarantee debt, sell or transfer certain assets, create liens against assets, enter into sale and leaseback agreements, or pay dividends and make other distributions beyond certain limits. These agreements also require Praxair to meet leverage, net worth and interest coverage ratios. At December 31, 1998, Praxair was in compliance with all such covenants.
     Excluding commercial paper and U.S. bank borrowings, scheduled maturities on long-term debt are: 1999, $84 million; 2000, $150 million; 2001, $333 million; 2002, $98 million; 2003, $695 million and $992 million thereafter. At December 31, 1998, $170 million of Praxair's assets (principally international fixed assets) were pledged as security for long-term debt including the current portion of long-term debt.
     At December 31, 1998, the estimated fair value of Praxair's long-term debt portfolio was $3,055 million versus a carrying value of $2,979 million. At December 31, 1997 the estimated fair value of long-term debt was $2,971 million versus a carrying value of $2,914 million. These differences are attributable to interest rate changes subsequent to when the debt was issued.

Financial Instruments - Praxair has entered into various interest rate swap agreements that are used to manage exposure to interest rate changes. Fixed rate swaps are used to convert floating rate debt into fixed rate debt. Forward starting fixed rate swaps are generally used to extend coverage of existing swaps and increase the period for which floating rate debt is converted to fixed rate debt. Floating rate swaps are used to convert fixed rate debt into floating rate debt. The fair market value of these swaps approximated their carrying amounts at December 31, 1998 and 1997.

The following table is a summary of the notional amount of interest rate swap agreements at December 31, 1998 and 1997:

        December 31,                          1998      1997(a)
        -------------------------------------------------------
        Maturing within one year:
        Fixed Rate Swaps                     $796(b)     $220
        Floating Rate Swaps                    --        $150

        Maturing between 1-2 years:
        Fixed Rate Swaps                       --        $550(c)
        Forward Starting Fixed Rate Swaps      --        $150

        Maturing 2001:
        Fixed Rate Swaps                     $ 80        $ 80
        ========================================================
                                            (Millions of dollars)

(a) At December 31,1997 there was $300 million notional value of forward starting fixed rate swaps that had been effectively offset through June 1998 using $300 million notional value of forward starting floating rate swaps.

(b) These swaps expire at various dates to February 1999.

(c) At December 31, 1997, the expiration dates for $300 million of these swaps had effectively been extended to these dates through the use of forward starting fixed rate swaps.

Praxair is also a party to currency exchange forward contracts to manage its exposure to changing currency exchange rates. At December 31, 1998 and 1997, respectively, Praxair had $406 million and $324 million of currency exchange forward contracts outstanding: $280 million to hedge recorded balance sheet exposures ($216 million in 1997), $26 million to hedge firm commitments generally for the purchase of equipment related to construction projects ($38 million in 1997) and $100 million to hedge future net income, accounted for on a mark-to-market basis ($70 million in 1997). Additionally, at December 31,1998 there was $34 million notional value of currency exchange forward contracts that effectively offset ($100 million in 1997). At December 31, 1998 and 1997, the fair market value of currency exchange contracts approximated their carrying amounts and the deferred gains and losses on these contracts were not material.
     In early 1999, the Brazilian currency devalued versus the U.S. dollar. In anticipation of this devaluation, in early January 1999 Praxair entered into currency exchange forward contracts totaling $325 million for estimated Brazilian net income in 1999 and to hedge a portion of its net investment. Approximately $100 million of these contracts were effectively settled by entering into contracts with opposite positions, resulting in income of about $20 million before income taxes and minority interests. The remaining $225 million of these contracts expire during April and May 1999 and any potential after-tax gains or losses from these contracts will be recognized on the balance sheet, mainly in the cumulative translation adjustment components of shareholders' equity and minority interests.

38                                                                      Praxair

     Counterparties to interest rate derivative contracts and currency exchange forward contracts are major financial institutions with credit ratings of investment grade or better and no collateral is required. There are no significant risk concentrations. Management believes the risk of incurring losses related to credit risk is remote and any losses would be immaterial.

NOTE 7
SHAREHOLDERS' EQUITY
At December 31, 1998 there were 500,000,000 shares of common stock authorized (par value $.01 per share) of which 161,517,042 shares were issued and 157,571,199 were outstanding. During 1997, Praxair reclassified $19 million to additional paid-in capital from other liabilities for deferred compensation that will be paid in common stock. Additional paid-in capital includes unearned performance stock of $(4) million at December 31, 1995.
     The Board of Directors of Praxair declared a dividend distribution of one common stock purchase right (a "Right") for each share of Praxair's common stock outstanding at the close of business on June 30, 1992. The holders of any additional shares of Praxair's common stock issued after June 30, 1992 and before the redemption or expiration of the Rights are also entitled to one Right for each such additional share. Each Right entitles the registered holders, under certain circumstances, to purchase from Praxair one share of Praxair's common stock at $47.33 (subject to adjustment). At no time will the Rights have any voting power.
     The Rights may not be exercised until 10 days after a person or group acquires 15 percent or more of Praxair's common stock, or announces a tender offer that, if consummated, would result in 15 percent or more ownership of Praxair's common stock. Separate Rights certificates will not be issued and the Rights will not be traded separately from the stock until then.
     Should an acquirer become the beneficial owner of 15 percent or more of Praxair's common stock (other than as approved by Praxair's Board of Directors) and under certain additional circumstances, Praxair Rightholders (other than the acquirer) would have the right to buy common stock in Praxair, or in the surviving enterprise if Praxair is acquired, having a value of two times the exercise price then in effect. Also, Praxair's Board of Directors may exchange the Rights (other than the acquirer's Rights which will have become void), in whole or in part, at an exchange ratio of one share of Praxair common stock (and/or other securities, cash or other assets having equal value) per Right (subject to adjustment).
     The Rights will expire on June 30, 2002, unless exchanged or redeemed prior to that date. The redemption price is $.001 per Right. Praxair's Board of Directors may redeem the Rights by a majority vote at any time prior to the 20th day following public announcement that a person or group has acquired 15 percent of Praxair's common stock. Under certain circumstances, the decision to redeem requires the concurrence of a majority of the independent directors.

NOTE 8
PREFERRED STOCK
At December 31, 1998 and 1997, there were 25,000,000 shares of preferred stock (par value $.01 per share) authorized, of which, 750,000 shares were issued and outstanding. Each series of preferred stock ranks on parity with the other, and no dividends may be paid on Praxair common stock unless preferred stock dividends have been paid. The preferred stock has limited voting rights. Dividends are included in minority interests on the consolidated statement of income. Following is a summary of each series of preferred stock outstanding.

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

Making Our Planet More Productive                                            39

Notes to Consolidated Financial Statements

NOTE 9
SUPPLEMENTARY INCOME STATEMENT INFORMATION
        Year Ended December 31,         1998       1997         1996
        --------------------------------------------------------------
        Selling, general and
        administrative
        Selling                        $ 328      $ 333         $ 331
        General and administrative       316        329           357
        --------------------------------------------------------------
                                       $ 644      $ 662         $ 688
        ==============================================================
        Other income
        (expenses) - net
        Investment income              $  14      $  13         $   6
        Currency                           1          4             3
        Partnership income                12         12             8
        Other                             15         33(a)         10
        --------------------------------------------------------------
                                       $  42      $  62         $  27
        ==============================================================
        Interest expense
        Interest incurred on debt      $ 296      $ 248         $ 220
        Interest capitalized             (36)       (32)          (25)
        --------------------------------------------------------------
                                       $ 260      $ 216         $ 195
        ==============================================================
        Minority Interests
        Minority interests             $ (49)     $ (58)        $ (62)
        Preferred stock dividends         (6)        (8)           (6)
        --------------------------------------------------------------
                                       $ (55)     $ (66)        $ (68)
        ==============================================================
                                                  (Millions of dollars)

(a) Includes $11 million from a favorable judgement related to a dispute with State public hospitals in Brazil.

NOTE 10
INCENTIVE PLANS AND STOCK OPTIONS
The 1992 Praxair Long-Term Incentive Plan (the "1992 Plan") provides for granting nonqualified or incentive stock options, stock grants, performance awards, and other stock-related incentives for key employees. Awards may be made under the 1992 Plan through the year 2001.
     Under the 1992 Plan, the total number of shares available for options or stock grants shall not exceed one percent of the number of shares outstanding on the first day of each year, plus any shares that were available but not used in a prior year up to two percent of the total number of shares outstanding on the first day of the year of the grant. Option prices are equal to the closing price of Praxair's common stock on the date of the grant. The options issued under the 1992 Plan become exercisable only after one or more years, and the option term can be no more than ten years.
     In 1996, the Board of Directors approved the 1996 Praxair, Inc. Performance Incentive Plan (the "1996 Plan") that provides for granting nonqualified or incentive stock options, stock grants, performance awards and other stock-related incentives for Praxair employees other than officers and directors, employees subject to Section 16 of the Securities Exchange Act of 1934 and employees subject to Section 162(m) of the Internal Revenue Code. Under the 1996 Plan, the number of shares of stock available for options or grants in each calendar year is limited to two percent of the total number of shares of common stock outstanding as of the first day of the year plus any carryover shares from prior years that were not granted up to a maximum of four percent of the shares of common stock that were outstanding on the first day of the year. Options granted under the 1996 Plan have terms and conditions identical to those that may be granted under the 1992 Plan.
     Effective January 1, 1997, Praxair initiated a three-year executive compensation plan by granting performance share equivalents (payable in Praxair common stock) and stock options to corporate officers and other key employees. The performance share equivalents will fully vest on January 1, 2000, provided that Praxair meets its three-year cumulative 15 percent per year earnings per share growth target for the period. The number of actual performance share equivalents that vest is governed by a sliding scale starting at 6.5 percent growth based on cumulative earnings per share achieved over the three-year period with no maximum. The performance share equivalents will be included in earnings per share calculations as minimum performance targets are achieved. The stock options become exercisable on January 1, 2000. Through 1998, Praxair's earnings per share growth for purposes of this calculation was 13% and the pre-tax compensation expense related to this plan was $8 million in 1998 and $15 million in 1997. Prior to 1997, there was a five-year plan relating to the period 1992 to 1996. The pre-tax compensation expense related to this plan was $23 million in 1996.

40                                                                      Praxair

The following table summarizes the changes in outstanding shares under option, performance stock grants and performance stock equivalents for 1998, 1997 and 1996 (shares in thousands):

                                           Stock Options
                                                    Average Performance
                                     Number of     Exercise     Stock &
        Activity                       Options       Price  Equivalents(a)
        --------------------------------------------------------------
        Outstanding at
           December 31, 1995           11,429      $   15.36      636
        Granted                         2,615      $   40.52        6
        Exercised                      (2,478)     $   14.99       --
        Cancelled or expired              (89)     $   33.19       (3)
        --------------------------------------------------------------
        Outstanding at
           December 31, 1996           11,477      $   21.03      639
        Granted                         1,232      $   50.63      992
        Exercised                      (1,737)     $   15.11       --
        Vested                             --             --     (639)
        Cancelled or expired              (73)     $   40.19      (24)
        --------------------------------------------------------------
        Outstanding at
           December 31, 1997           10,899      $   25.20      968
        Granted                         2,022      $   40.98       14
        Exercised                        (889)     $   19.63       --
        Cancelled or expired              (60)     $   46.00      (31)
        --------------------------------------------------------------
        Outstanding at
           December 31, 1998(b)        11,972      $   28.17      951
        --------------------------------------------------------------
        Options exercisable at:
           December 31, 1996            7,275      $   14.20
           December 31, 1997            7,167      $   15.51
           December 31, 1998(b)         7,728      $   18.95
        ==============================================================

(a) The weighted-average price per share on the date performance stock equivalents were granted was $50.26 in 1998 and $46.25 in 1997, and for performance stock grants made under the previous 5-year plan was $41.83 in 1996.

(b) The following table summarizes information about options outstanding and exercisable at December 31, 1998 (shares in thousands, life in years):

                                    Outstanding                     Exercisable
                    ------------------------------------------   -----------------
        Year         Average    Number      Range of   Average    Number    Average
        of           Remain-       of       Exercise   Exercise     of     Exercise
        Grant        ing Life  Options        Prices    Price    Options    Price
       ----------------------------------------------------------------------------
        To 6/92*        2.0     3,154   $ 9.80-16.63    $12.55     3,154    $12.55
        7/92-12/93      3.8     1,627   $15.50-17.13    $15.83     1,627    $15.83
        1994            5.4       513   $17.88-23.63    $19.30       513    $19.30
        1995            6.1     1,158   $20.25-29.63    $21.16     1,158    $21.16
        1996            7.6     2,334   $34.13-47.75    $40.93     1,246    $36.40
        1997            8.4     1,186   $43.88-56.13    $50.61        30    $44.99
        1998            9.5     2,000   $31.25-52.50    $40.95        --        --
       ----------------------------------------------------------------------------
                        5.8    11,972   $ 9.80-56.13    $28.17     7,728    $18.95
       ============================================================================
* Options issued at June 30, 1992, the day Praxair became a public company.

Pro forma information
SFAS No. 123 requires Praxair to disclose pro forma net income and pro forma earnings per share amounts as if compensation expense was recognized for options granted after 1994. Using this approach, pro forma net income and the related basic and diluted earnings per share amounts would be as follows:

        Year Ended December 31,             1998         1997         1996
        ------------------------------------------------------------------
        Net Income:
        As reported                     $    425     $    405     $    282
        Pro forma                       $    409     $    391     $    274

        Basic earnings per share:
        As reported                     $   2.68     $   2.56     $   1.85
        Pro forma                       $   2.58     $   2.47     $   1.80

        Diluted earnings per share:
        As reported                     $   2.60     $   2.46     $   1.77
        Pro forma                       $   2.50     $   2.37     $   1.72
        ------------------------------------------------------------------

The weighted average fair value of options granted during 1998 was $12.57 ($16.54 in 1997 and $13.52 in 1996). These values, which were used as a basis for the pro forma disclosures, were estimated using the Black-Scholes Options-Pricing Model with the following weighted average assumptions used for grants in 1998, 1997, and 1996:

        Year Ended December 31,         1998        1997        1996
        --------------------------------------------------------------
        Dividend yield                   1.0%        1.0%        1.0%
        Volatility                      28.0%       27.0%       30.0%
        Risk-free interest rate          5.2%        6.1%        6.1%
        Expected term - years            5.0         5.0         5.0
        --------------------------------------------------------------

These pro forma disclosures may not be representative of the effects for future years since options vest over several years and options granted prior to 1995 are not considered in these disclosures. Also, additional awards generally are made each year.

Making Our Planet More Productive                                            41

Notes to Consolidated Financial Statements

NOTE 11
SUPPLEMENTARY BALANCE SHEET INFORMATION

        December 31,                                     1998         1997
        ------------------------------------------------------------------
        Accounts receivable
        Trade                                         $   904      $   884
        Other                                              44          112
        ------------------------------------------------------------------
                                                          948          996
        Less: allowance for doubtful accounts(a)           29           25
        ------------------------------------------------------------------
                                                      $   919      $   971
        ==================================================================
        Inventories(b)
        Raw materials and supplies                    $   115      $   120
        Work in process                                    38           48
        Finished goods                                    166          161
        ------------------------------------------------------------------
                                                      $   319      $   329
        ==================================================================
        Property, plant and
        equipment - net
        Land and improvements                         $   205      $   206
        Buildings                                         536          489
        Machinery and equipment                         7,042        6,629
        Construction in progress and other                895          850
        Less: accumulated depreciation                  3,803        3,567
        ------------------------------------------------------------------
                                                      $ 4,875      $ 4,607
        ==================================================================
        Other long-term assets
        Patents, trademarks and goodwill(c)           $ 1,272      $ 1,213
        Deposits(d)                                        49           47
        Investments at cost                                 5            5
        Other                                             250          231
        ------------------------------------------------------------------
                                                      $ 1,576      $ 1,496
        ------------------------------------------------------------------
        Other current liabilities
        Accrued accounts payable                      $   150      $   199
        Payrolls                                           94          108
        Employee benefits and related                      45           41
        Special charges                                     7           12
        Accrued interest payable                           42           39
        Other                                             131          102
        ------------------------------------------------------------------
                                                      $   469      $   501
        ==================================================================
                                                                (continued)



        December 31,                                     1998         1997
        ------------------------------------------------------------------
        Other long-term liabilities
        Employee benefits and related                 $   439      $   443
        Special charges                                    11           14
        Other(d)                                          103           71
        ------------------------------------------------------------------
                                                      $   553      $   528
        ==================================================================
        Deferred credits
        Income taxes(e)                               $   357      $   296
        Deferred gain on sale leaseback (Note 13)          88           --
        Other                                              20           28
        ------------------------------------------------------------------
                                                      $   465      $   324
        ==================================================================
        Cumulative translation adjustment
        North America                                   $(181)     $  (132)
        South America(f)                                 (138)          --
        Europe                                            (51)         (76)
        Surface Technologies                                1           (1)
        All Other                                         (43)         (47)
        ------------------------------------------------------------------
                                                      $  (412)     $  (256)
        ==================================================================
                                                     (Millions of dollars)

(a) Provisions to the allowance for doubtful accounts were $13 million, $11 million and $6 million in 1998, 1997 and 1996, respectively.

(b) Approximately 31% and 30% of total inventories were valued using the LIFO method at December 31, 1998 and 1997, respectively. If inventories had been valued at current costs, they would have been approximately $25 million and $22 million higher than reported at December 31, 1998 and 1997, respectively.

(c) Net of accumulated amortization of $143 million in 1998 and $100 million in 1997.

(d) $28 million and $65 million of other long-term assets and other long-term liabilities in Brazil have been offset in 1998 and 1997, respectively.

(e) Deferred income taxes related to current items are included in prepaid and other current assets in the amount of $36 million in 1998 and $42 million in 1997.

(f) 1998 includes a cumulative adjustment of $57 million related to the functional currency change in Brazil (see Note 1).

42                                                                       Praxair

NOTE 12
RETIREMENT PROGRAMS

Pensions - Praxair has two main U.S. retirement programs which are non-contributory defined benefit plans, the Praxair Retirement Program and the CBI Retirement Program. Pension benefits for both are based predominantly on years of service, age and compensation levels prior to retirement. Pension coverage for employees of Praxair's international subsidiaries generally is provided by those companies through separate plans. Obligations under such plans are typically provided for by depositing funds with trustees, under insurance policies, or by book reserves.
     Effective in 1996, Praxair's North American packaged gases business has two defined contribution plans. Company contributions to these plans are calculated as a percentage of salary based on age plus service. U.S. employees may supplement the company contributions up to the maximum allowable by IRS regulations. The cost for these plans was $4 million in 1998, $3 million in 1997, and $1 million in 1996 (not included in the tables that follow).

Postretirement Benefits Other Than Pensions (OPEB) - Praxair provides health care and life insurance benefits to certain eligible retired employees. These benefits are provided through various insurance companies and health care providers. Praxair is obligated to make payments for a portion of postretirement benefits related to retirees of Praxair's former parent. As part of the CBI acquisition in 1996 (see Note 2), Praxair assumed responsibility for health care and life insurance benefit obligations for CBI's retired employees. Praxair does not currently fund its postretirement benefits obligations. The retiree plans may be changed or terminated by Praxair at any time for any reason with no liability to current or future retirees.

Pension and Postretirement Benefit Costs
The components of net pension and OPEB costs for 1998, 1997 and 1996 are shown below:

                                                   PENSIONS                        OPEB
        Year Ended December 31,            1998     1997      1996      1998       1997      1996
        NET BENEFIT COST
        -----------------------------------------------------------------------------------------
        Service cost                      $ 35      $ 33      $ 36      $  7      $  5      $  7
        Interest cost                       59        56        53        13        15        14
        Expected return on assets          (67)      (62)      (55)       (1)       (1)       (1)
        Net amortization and deferral       --         1        --        (9)       (8)       (9)
        -----------------------------------------------------------------------------------------
        Net periodic benefit cost         $ 27      $ 28      $ 34      $ 10      $ 11      $ 11
        =========================================================================================
                                                                           (Millions of dollars)

Making Our Planet More Productive                                            43

Notes to Consolidated Financial Statements

The changes in benefit obligation and plan assets and the funded status reconciliation as of December 31, 1998 and 1997 for Praxair's significant pension and OPEB programs are shown below:

                                                                         PENSIONS
                                                               1998                1997                   OPEB
        Year Ended December 31,                           U.S.     INT'L       U.S.      INT'L       1998       1997
        ------------------------------------------------------------------------------------------------------------
        CHANGE IN BENEFIT OBLIGATION
        Benefit obligation, January 1                   $ 617      $ 308      $ 539      $ 292      $ 229      $ 230
        Service cost                                       22         13         20         13          7          5
        Interest cost                                      42         18         40         17         14         16
        Participant contributions                          --          1         --         --          9          9
        Plan amendments                                    --         --         --          1        (14)        --
        Actuarial loss(gain)                               20         20         43         10         14         (7)
        Benefits paid                                     (23)       (16)       (25)       (13)       (30)       (24)
        Curtailments                                       --         (3)        --         --         (1)        --
        Currency translation                               --         (2)        --        (12)        (1)        --
        ------------------------------------------------------------------------------------------------------------
        Benefit obligation, December 31                  $678      $ 339      $ 617      $ 308      $ 227      $ 229
        ------------------------------------------------------------------------------------------------------------
        CHANGE IN PLAN ASSETS
        Fair value of plan assets, January 1            $ 589      $ 277      $ 508      $ 258      $  10      $   9
        Actual return on plan assets                       75         24        100         37          3          4
        Participant contributions                          --          1         --         --         --         --
        Company contribution                               --          7          5          7         --         --
        Benefits paid                                     (21)       (16)       (24)       (12)        (6)        (3)
        Currency translation                               --         (8)        --        (13)        --         --
        ------------------------------------------------------------------------------------------------------------
        Fair value of plan assets, December 31          $ 643      $ 285      $ 589      $ 277      $   7      $  10
        ------------------------------------------------------------------------------------------------------------
        FUNDED STATUS RECONCILIATION
        Funded status, December 31                      $ (35)     $ (54)     $ (28)     $ (31)     $(220)     $(219)
        Unrecognized (gains) losses - net                 (61)         1        (53)       (32)        (6)       (18)
        Unrecognized prior service cost                     6         (2)         7         12        (16)       (11)
        Unrecognized transition amount                     (3)         5         (4)         1         --         --
        Prepaid (accrued) benefit cost, December 31     $ (93)     $ (50)     $ (78)     $ (50)     $(242)     $(248)
        ------------------------------------------------------------------------------------------------------------
                                                                                               (Millions of dollars)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $172 million, $144 million, and $81 million, respectively, as of December 31, 1998 ($149 million, $117 million and $75 million, respectively, as of December 31, 1997).

44                                                                       Praxair

     The weighted average or range of assumptions for the Company's pension and OPEB benefit plans were as follows:
                                                                 International
                                             U.S. Plans             Plans
Year Ended December 31,                   1998      1997      1998         1997
-------------------------------------------------------------------------------
Discount rate                             6.75%     7.0%      4-9%         4-9%
Rate of increase in
  compensation levels                      4.0%    4.25%      2-7%         2-7%
Expected long-term rate of
  return on plan assets                    9.5%     9.5%      5-9%     4.5-9.0%
-------------------------------------------------------------------------------

For measurement purposes, a 7% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999, gradually reducing to 4.5% in 2004 and thereafter. These health care cost trend rate assumptions have an impact on the amounts reported. To illustrate the effect, a one-percentage point change in assumed health care cost trend rates would have the following effects:

                                            One-Percentage  One-Percentage
        Sensitivity                         Point Increase  Point Decrease
        -------------------------------------------------------------------
        Effect on the total of
         service and interest cost
         components of net OPEB
         benefit cost                               $ 2          $ (1)
        Effect on OPEB benefit obligation           $11          $(11)
        -------------------------------------------------------------------
                                                       (Millions of dollars)

In addition to the above plans, U.S. employees other than the packaged gases business are eligible to participate in a defined contribution savings plan. Employees may contribute up to 18% of their compensation, subject to the maximum allowable by IRS regulations. Company contributions to this plan are calculated on a graduated scale based on employee contributions to the plan. The cost for this plan was $10 million in 1998, $9 million in 1997, and $7 million in 1996.

NOTE 13
LEASES
For operating leases, primarily involving manufacturing and distribution equipment and office space, noncancelable commitments extending for more than one year will require the following future minimum payments at December 31, 1998:

Lease Payments
--------------------------------------------
1999      $81            2002           $ 40
2000      $66            2003           $ 35
2001      $54            after 2003     $194
--------------------------------------------
                       (Millions of dollars)

Included in these totals are $60 million of lease commitments to Praxair's former parent company, principally for office space. Praxair is also contingently required to pay certain Canadian lease obligations of the former parent company in the event of a default totaling approximately $15 million ($23 million Canadian). If such payment is required, Praxair has a legal right to set off any such amounts paid against other amounts it owes to the former parent company for lease commitments.
     Total lease and rental expenses under operating leases were $80 million in 1998, and $70 million in 1997 and 1996. The present value of the future lease payments under operating leases is approximately $339 million at December 31, 1998.
     During 1998, Praxair sold and leased back certain U.S. storage equipment for $150 million. This operating lease has an initial two-year term with purchase and lease renewal options at projected future fair market values beginning in 2000.

NOTE 14
COMMITMENTS AND CONTINGENCIES
In the normal course of business, Praxair is involved in legal proceedings and claims with both private and governmental parties. These cover a variety of items, including product liability and environmental matters. In some of these cases, the remedies that may be sought or damages claimed are substantial. While it is impossible at this time to determine with certainty the ultimate outcome of any of these cases, in the opinion of management, they will not have a material adverse effect on the consolidated financial position of Praxair or on the consolidated results of operations or cash flows in a given year. Should any losses be sustained in connection with any of these cases in excess of provisions therefore, they will be charged to income in the future.
     In September 1996, Praxair was named as a defendant in a four count lawsuit filed by Airgas, Inc., a competitor, in the Philadelphia Court of Common Pleas alleging essentially that Praxair breached an oral contract with Airgas by acquiring CBI Industries, Inc. without allowing Airgas to participate in the acquisition. The complaint also contains allegations of conversion, fraud and quantum meruit. Praxair believes that the complaint is totally without merit and intends to defend itself vigorously.
     Praxair's 60%-owned Italian subsidiary has entered into two unconditional long-term purchase agreements, signed in 1989 and 1992, for oxygen and nitrogen to be used to supply existing merchant liquid customers. Obligations in connection with financing under these agreements total $19 million ($16 million on a present value basis), with annual obligations of $4 million over the next year and $2 million over the succeeding four years, and $5 million thereafter. Total purchases of product in 1998, 1997 and 1996, including other amounts purchased under these agreements, were $8 million, $8 million and $9 million, respectively.

Making Our Planet More Productive                                            45

Notes to Consolidated Financial Statements

     Praxair has entered into an operating lease on liquid storage equipment which includes a residual value guarantee not to exceed $127 million. Management expects any losses under this guarantee to be remote. At December 31, 1998, the estimated cost of completing authorized construction projects in the normal course of business is approximately $218 million.

NOTE 15
Quarterly Data (Unaudited)

1998                                                  1Q             2Q            3Q            4Q           Year
-------------------------------------------------------------------------------------------------------------------
Sales                                            $   1,201         1,234         1,201         1,197      $   4,833
Cost of sales                                    $     697           711           697           702      $   2,807
Depreciation and amortization                    $     115           119           118           115      $     467
Operating profit(a)                              $     214           227           225           190      $     856
-------------------------------------------------------------------------------------------------------------------
Net income(a)                                    $     102           108           108           107      $     425
-------------------------------------------------------------------------------------------------------------------
Basic Per Share Data:(a)
Net income                                       $     .65     $     .68     $     .68     $     .68      $    2.68
Weighted average shares (000's)                    158,058       158,623       158,893       158,297        158,462
-------------------------------------------------------------------------------------------------------------------
Diluted Per Share Data:(a)
Net income                                       $     .62     $     .66     $     .66     $     .66      $    2.60
Weighted average shares (000's)                    163,236       164,057       163,417       162,341        163,356
===================================================================================================================
                                                                 (Dollar amounts in millions, except per share data)


1997                                                  1Q             2Q            3Q            4Q           Year
-------------------------------------------------------------------------------------------------------------------
Sales                                            $   1,158         1,178         1,190         1,209      $   4,735
Cost of sales                                    $     665           681           699           719      $   2,764
Depreciation and amortization                    $     110           110           111           113      $     444
Operating profit(b)                              $     207           213           211           207      $     838
-------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of an
  accounting change(b)                           $     102           107           107           100      $     416
Cumulative effect of an accounting change(c)            --            --            --           (11)           (11)
Net income(b)                                    $     102           107           107            89      $     405
-------------------------------------------------------------------------------------------------------------------
Basic Per Share Data:(b)
Income before cumulative effect of an
  accounting change                              $     .65     $     .68     $     .68     $     .63      $    2.63
Cumulative effect of an accounting change(c)            --            --            --          (.07)          (.07)
Net income                                       $     .65     $     .68     $     .68     $     .56      $    2.56
Weighted average shares (000's)                    158,128       158,276       158,196       157,828        158,095
-------------------------------------------------------------------------------------------------------------------
Diluted Per Share Data:(b)
Income before cumulative effect of an
  accounting change                              $     .62     $     .65     $     .65     $     .61      $    2.53
Cumulative effect of an accounting change(c)            --            --            --          (.07)          (.07)
Net income                                       $     .62     $     .65     $     .65     $     .54      $    2.46
Weighted average shares (000's)                    164,332       164,542       164,384       162,926        164,053
===================================================================================================================
                                                                 (Dollar amounts in millions, except per share data)

(a) Operating profit and net income for the 1998 fourth quarter and year include special charges of $29 million and $18 million, respectively, related primarily to an impairment loss in Indonesia and a provision for an anticipated loss on the sale of an air separation plant to a third party (see Note 3). Net income includes non-recurring tax credits totaling $18 million related to the favorable settlement of certain tax matters for the 1998 fourth quarter and year (see Note
9).

(b) Operating profit and net income for the 1997 fourth quarter and year include a charge of $10 million and $6 million, respectively, related primarily to profit improvement initiatives in Praxair's North American packaged gases business (see Note 3) and a favorable judgment of $11 million and $6 million, respectively, related to a dispute with State public hospitals in Brazil (see
Note 9).

(c) Related to a required accounting change for capitalized business process reengineering costs associated with information technology transformation (see
Note 1).

46                                                                      Praxair

Management's Statement of Responsibility for Financial Statements

Praxair's financial statements are prepared by management, which is responsible for their fairness, integrity and objectivity. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis except for accounting changes as disclosed and include amounts that are estimates and judgments. All historical financial information in this annual report is consistent with the accompanying financial statements.
     Praxair maintains accounting systems, including internal accounting controls monitored by a staff of internal auditors, that are designed to provide reasonable assurance of the reliability of financial records and the protection of assets. The concept of reasonable assurance is based on recognition that the cost of a system should not exceed the related benefits. The effectiveness of those systems depends primarily upon the careful selection of financial and other managers, clear delegation of authority and assignment of accountability, inculcation of high business ethics and conflict-of-interest standards, policies and procedures for coordinating the management of corporate resources and the leadership and commitment of top management.
     Praxair's financial statements are audited by PricewaterhouseCoopers LLP, independent accountants, in accordance with generally accepted auditing standards. These standards provide for a review of Praxair's internal accounting controls to the extent they deem appropriate in order to issue their opinion on the financial statements.
     The Audit Committee of the Board of Directors, which consists solely of non-employee directors, is responsible for overseeing the functioning of the accounting system and related controls and the preparation of annual financial statements. The Audit Committee periodically meets with management, internal auditors and the independent accountants to review and evaluate their accounting, auditing and financial reporting activities and responsibilities. The independent accountants and internal auditors have full and free access to the Audit Committee and meet with the Committee, with and without management present.

/s/ H. William Lichtenberger
H. William Lichtenberger
Chairman & Chief Executive Officer


/s/ John A. Clerico
John A. Clerico
Executive Vice President & Chief Financial Officer


/s/ J. Robert Vipond
J. Robert Vipond
Vice President & Controller


Danbury, Connecticut
February 5, 1999

Making Our Planet More Productive                                            47

Report of Independent Accountants


                                                   [PricewaterhouseCoopers logo]


To the Board of Directors and Shareholders of Praxair, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Praxair, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Stamford, Connecticut
February 5, 1999




48                                                                      Praxair

Five-Year Financial Summary
Year Ended December 31,                              1998            1997           1996(a)          1995            1994
--------------------------------------------------------------------------------------------------------------------------
From the Income Statement
Sales                                            $   4,833       $   4,735       $   4,449       $   3,146       $   2,711
Cost of sales                                        2,807           2,764           2,564           1,777           1,507
Selling, general and administrative                    644             662             688             496             409
Depreciation and amortization                          467             444             420             279             273
Research and development                                72              79              72              61              58
Special charges                                         29              10              85              --              --
Other income (expenses) - net                           42              62              27              15             (17)
--------------------------------------------------------------------------------------------------------------------------
Operating profit                                       856             838             647             548             447
Interest expense                                       260             216             195             116             108
--------------------------------------------------------------------------------------------------------------------------
Income before taxes                                    596             622             452             432             339
Income taxes                                           127             151             110             122              82
--------------------------------------------------------------------------------------------------------------------------
Income of consolidated entities                        469             471             342             310             257
Minority interests                                     (55)            (66)            (68)            (50)            (61)
Income from equity investments                          11              11               8               2               7
--------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of an
  accounting change                                    425             416             282             262             203
Cumulative effect of an accounting change(b)            --             (11)             --              --              --
--------------------------------------------------------------------------------------------------------------------------
Net income                                       $     425       $     405       $     282       $     262       $     203
Net income excluding special items(c)            $     425       $     422       $     335       $     262       $     203
==========================================================================================================================
Per Share Data(d)
Basic earnings per share:
 Income before cumulative effect of an
  accounting change                              $    2.68       $    2.63       $    1.85       $    1.89       $    1.49
 Net income(b)                                   $    2.68       $    2.56       $    1.85       $    1.89       $    1.49
Diluted earnings per share:
 Income before cumulative effect of an
  accounting change                              $    2.60       $    2.53       $    1.77       $    1.82       $    1.45
 Net income(b)                                   $    2.60       $    2.46       $    1.77       $    1.82       $    1.45
Cash dividends per share                         $     .50       $     .44       $     .38       $     .32       $     .28
--------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding (000's)
Basic shares outstanding                           158,462         158,095         152,654         138,818         136,254
Diluted shares outstanding                         163,356         164,053         159,038         144,147         139,991
==========================================================================================================================
Capital
Total debt                                       $   3,274       $   3,305       $   3,265       $   1,318       $   1,265
Minority interests                                     487             521             493             408             371
Preferred stock                                         75              75              75              --              --
Shareholders' equity                                 2,332           2,122           1,924           1,121             839
--------------------------------------------------------------------------------------------------------------------------
Total capital                                    $   6,168       $   6,023       $   5,757       $   2,847       $   2,475
==========================================================================================================================
Other Information and Ratios
Operating profit as a percentage of sales(c)          18.3%           17.9%           16.5%           17.4%           16.5%
Return on average shareholders' equity(c)             19.1%           20.9%           22.0%           26.7%           27.6%
Capital expenditures and acquisitions            $   1,022       $   1,003       $   3,333       $     802       $     385
Total assets                                     $   8,096       $   7,810       $   7,538       $   4,134       $   3,520
Shares outstanding at year-end (000's)             157,571         157,373         157,489         140,536         137,863
Debt-to-capital ratio                                 53.1%           54.9%           56.7%           46.3%           51.1%
Number of employees                                 24,834          25,388          25,271          18,222          17,780
--------------------------------------------------------------------------------------------------------------------------
                                                                        (Dollar amounts in millions, except per share data)

(a) Effective in 1996, results reflect the acquisition of CBI Industries, Inc. (see Note 2 to the consolidated financial statements). Capital expenditures and acquisitions include $2.2 billion associated with the CBI acquisition (including $735 million of debt assumed). Number of employees excludes those at facilities held for sale.

(b) A required change in 1997 related to accounting for previously capitalized business process reengineering costs associated with information technology transformation. The cumulative effect of this accounting change had an impact of $0.07 per share for both basic and diluted earnings per share.

(c) Special items include special charges and tax credits for 1998, and special charges in 1997 and 1996 (see Notes 3 and 5 to the consolidated financial statements). Operating profit as a percentage of sales excludes special charges. The return on average shareholders' equity is based on income before cumulative effect of an accounting change excluding special items.

(d) Includes the effect of special items of $ 0.04 per share in 1997 and $ 0.34 per share in 1996 for both basic and diluted calculations (see Note 3 to the consolidated financial statements).

Making Our Planet More Productive                                            49

Information for Investors

Common Stock Information
Praxair lists its common stock for trading on the New York Stock Exchange under the stock symbol, "PX." Unlisted trading privileges also have been granted by the Pacific, Cincinnati and Midwest Stock Exchanges. There were 33,441 shareholders of record as of December 31, 1998.

Shareholder Returns
Closing high and low stock prices and dividends are presented below:

        Stock Prices and Dividends      High    Low     Dividends
        ----------------------------------------------------------
        1998
        Fourth quarter               $40.938    $32.000    $0.125
        Third quarter                $50.125    $31.250    $0.125
        Second quarter               $53.563    $44.438    $0.125
        First quarter                $51.438    $40.563    $0.125
        ----------------------------------------------------------
        1997
        Fourth quarter               $49.313    $40.875     $0.11
        Third quarter                $57.563    $50.313     $0.11
        Second quarter               $57.125    $43.500     $0.11
        First quarter                $51.875    $44.250     $0.11
        ----------------------------------------------------------
        1996
        Fourth quarter               $49.375    $43.125    $0.095
        Third quarter                $43.375    $36.500    $0.095
        Second quarter               $42.250    $37.125    $0.095
        First quarter                $39.875    $31.750    $0.095
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

Shareholder Information
The annual report is the principal means of communicating Praxair's business strategies and financial performance to its shareholders. Additional information on corporate governance matters is provided in the proxy statement prepared in conjunction with Praxair's annual meeting. Also, Praxair's 1998 Annual Report on Form 10-K, which incorporates parts of this annual report by reference and is filed with the U.S. Securities and Exchange Commission, provides certain additional information.

Praxair Investor Relations is responsible for shareholder communications and welcomes shareholder inquiries about Praxair. Contact Joseph S. Cappello, Director, (203) 837 - 2073.

The Bank of New York is Praxair's stock transfer agent and registrar, and maintains shareholder records. Shareholders needing information about account records, stock certificates, change of address and dividend payments should contact:
        The Bank of New York
        1-800-432-0140 or, outside the U.S., (212) 815-5800
        e-mail address: Shareowner-svcs@bankofny.com website address: http://stock.bankofny.com

Address shareholder inquiries to:
        Shareholder Relations, Department 11E
        P.O. Box 11258
        Church Street Station
        New York, New York 10286

Send certificates for transfer and address changes to:
        Receive and Deliver Department 11W
        P.O. Box 11002
        Church Street Station
        New York, New York 10286

The annual report, proxy statement and filings with the U.S. Securities and Exchange Commission can be obtained upon request to The Bank of New York or:
Investor Relations,  Praxair, Inc., 39 Old Ridgebury Road,
Danbury,  Connecticut 06810-5113,  (203)  837-2210

Annual  Meeting of  Shareholders
The 1999 annual meeting of shareholders of Praxair, Inc. will be held at 9:30 a.m. on Tuesday, April 27, 1999 at Hilton Inn and Towers, 18 Old Ridgebury Road, Danbury, Connecticut.

General  Corporate  Information
For general information about Praxair, its products and services, write or call:
Corporate Communications, Praxair, Inc., 39 Old Ridgebury Road, Danbury, Connecticut 06810-5113. 1-800-PRAXAIR or, outside the U.S., (716) 879-4077

Visit Praxair Online on the World Wide Web: http://www.praxair.com

50                                                                      Praxair

Board of Directors

Alejandro Achaval
Chairman, Chief Executive Officer and
Controlling Partner of IMEXTRADE S.A. and
TRINIDAD S.C.A.
Audit; Finance & Pension Committees

John A. Clerico
Executive Vice President &
Chief Financial Officer, Praxair, Inc.
Finance & Pension Committee

C. Fred Fetterolf
Director of various corporations;
former President & Chief Operating Officer,
Aluminum Company of America
Audit (Chairman); Public Policy &
Nominating Committees

Dale F. Frey
Director of various corporations;
former Vice President, General Electric
Company and Chairman & President,
General Electric Investment Corporation
Finance & Pension (Chairman);
Public Policy & Nominating Committees

Claire W. Gargalli
Director of various corporations;
former Vice Chairman,
Diversified Search Companies
Finance & Pension; Compensation &
Management Development Committees

Ronald L. Kuehn, Jr.
Chairman, President & Chief Executive
Officer, Sonat Inc.
Audit; Compensation & Management
Development (Chairman) Committees

Raymond W. LeBoeuf
Chairman & Chief Executive Officer,
PPG Industries, Inc.
Finance & Pension; Compensation &
Management Development Committees

H. William Lichtenberger
Chairman & Chief Executive Officer,
Praxair, Inc.
Public Policy & Nominating Committee

Benjamin F. Payton
President, Tuskegee University
Audit; Public Policy & Nominating Committees

G. Jackson Ratcliffe, Jr.
Chairman, President & Chief Executive
Officer, Hubbell Incorporated
Compensation & Management Development;
Public Policy & Nominating (Chairman)
Committees

H. Mitchell Watson, Jr.
President, Sigma Group of America
Audit; Compensation & Management
Development Committees

Making Our Planet More Productive                                            51

Officers, Regional Management and Advisory Council

Officers

Bal Agrawal
Vice President, Services Development

Leonard M. Baker
Vice President, Technology

Paul J. Bilek
Executive Vice President

David H. Chaifetz
Vice President, General Counsel and Secretary

John A. Clerico
Executive Vice President &
Chief Financial Officer

Frank J. Crespo
Vice President, Global Procurement
and Materials Management

Michael E. DeDomenico
President, Praxair Distribution, Inc.

Theodore W. Dougher
Vice President, Safety and Production Excellence

James J. Fuchs
President, Praxair Asia

Ivan Ferreira Garcia
Chief Executive Officer, S.A. White Martins

Jesus E. Gonzalez
Vice President, Chemicals and Refining Business and Metals Market

Barbara R. Harris
Vice President, Human Resources

John F. Hill
Chief Information Officer

Randy S. Kramer
Vice President, Carbon Dioxide
Product and Services

Thomas W. von Krannichfeldt
President, Praxair Surface Technologies, Inc.

H. William Lichtenberger
Chairman & Chief Executive Officer

Ricardo Malfitano
President, North American Industrial Gases & President, Praxair Canada

Sunil Mattoo
Vice President, Strategic Planning

Murilo Barros de Melo
Vice President, Food and Beverage Market

Nigel D. Muir
Vice President, Communications
and Public Relations

John S. Pirretti
Vice President, Metal Fabrication Market

Scott K. Sanderude
Vice President, Marketing

Sally A. Savoia
Vice President, Healthcare Market

James S. Sawyer
Vice President & Treasurer

William M. Therrien
Vice President, Engineering and
Supply Systems

Theodore F. Trumpp
Vice President, Electronics Business

Gabriel Toledo Ugarte
President, Praxair Europe

J. Robert Vipond
Vice President & Controller

Regional Management

North America

Murray G. Covello
Managing Director, Praxair Canada

Cesar Guajardo
Managing Director, Praxair Mexico

Robert P. Sheehan
President, Praxair Puerto Rico

Alan J. Westendorf
Senior Vice President, Sales

Europe

Miguel Martinez Astola
Managing Director, Spain

Robert Matth
General Manager, Poland

Franco Mazzali
Managing Director, Italy and Middle East

Jean-Michel Tiard
Managing Director, Western Europe

South America

Domingos Bulus
Assistant Director, Andean Treaty Countries

Albino Carneiro
Assistant Director, South Cone Countries

Marcelo Pereira Quintaes
Vice President, Industrial Gases, Brazil

Asia

V. Thad Evans
Managing Director, Praxair Japan &
President, Praxair Iwatani Electronics Gases

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

Ivan Ferreira Garcia
Deputy Chairman

Ricardo Cillioniz
President, Aceros Arequipa, Peru

Enzo Debernardi
Senior Consultant, Paraguay

Isaac Gilinski
President, Bancol SA, Colombia

Carlos Langone
Consultant, Brazil

Agostino Rocca
President for Latin America,
Organizacin Techint, Argentina

Paolo Rocca
President, Organizacin Techint, Argentina

Benjamin Steinbruch
Chairman, Companhia Sidergica
Nacional, Brazil

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


North America

Praxair, Inc.
Danbury, CT, USA
1-800-PRAXAIR
(716) 879-4077

Praxair Mexico S.A. de C.V.
Mexico City, Mexico
52 (5) 627-9500

Praxair Canada Inc.
Mississauga, Ontario
(905) 803-1600

South America

S.A. White Martins
Rio de Janeiro, Brazil
55 (21) 588.6622
Argentina, Bolivia, Chile,
Colombia, Paraguay,
Peru, Uruguay, Venezuela

Central America/Caribbean

Praxair Puerto Rico
Gurabo, PR
(787) 258-7200
Belize, Costa Rica

Europe

Praxair Europe
Madrid, Spain
(349) 1 556-1100
Austria, Belgium, Croatia,
Czech Republic, France, Germany,
Israel, Italy, The Netherlands,
Poland, Portugal, Slovenia, Turkey

Asia

Praxair Asia, Inc.
Singapore
(65) 736-3800
Australia, India, Indonesia,
Japan, People's Republic of China,
South Korea, Thailand


The forward-looking statements contained in this document concerning, among other things, projected capital spending, continuation of acquisition activities in the packaged gases and surface technologies businesses, tax planning initiatives and effective tax rates, impacts in Brazil related to economic conditions, currency movements, and the change in functional currency, impacts from currency and economic developments in Asia, management's assessments of the impacts of the year 2000 problem and Euro conversion, and market risks and sensitivity analyses disclosures related to financial instruments involve risks and uncertainties, and are subject to change based on various factors, including the impact of changes in worldwide and national economies, foreign currency movements, pricing fluctuations for the Company's products, changes in interest rates, the continued timely development and acceptance of new products and processes, the impact of competitive products and pricing, the ability to continue to develop potential acquisition opportunities, and the impact of tax and other legislation and regulation in the jurisdictions in which the Company operates.


Batman and Robin courtesy of Warner Bros.
Praxair, MedigasTM, Praxair CoJetTM, and Point OneTM are trademarks of Praxair Technology, Inc.
1999 Praxair Technology, Inc.
This report is printed on recycled paper

Design: R.L. Marciniak Inc., Typography: Ginny Doyle, Printing: The Hennegan Company