Form 10-K, Exhibit 13
period 1999-12-31
PRAXAIR INC
filed 2000-03-15
CIK 884905

Audited Financial Statements
     Consolidated Statement of Income                            19
     Consolidated Balance Sheet                                  20
     Consolidated Statement of Cash Flows                        21
     Consolidated Statement of Shareholders' Equity              22
     Notes to Consolidated Financial Statements                  32

Management's Discussion and Analysis                             23
     Consolidated Results                                        23
     Segment Discussion                                          24
     Liquidity, Capital Resources and Financial Data             28
     Raw Materials and Markets                                   30
     Year 2000                                                   30
     Euro Conversion                                             30
     Market Risks and Sensitivity Analysis                       31

Management's Statement of
     Responsibility for Financial Statements                     47

     Report of Independent Accountants                           48

     Five-Year Financial Summary                                 49

     Information for Investors                                   52


[GRAPHICS OMITTED]

CONSOLIDATED STATEMENT OF INCOME
Year Ended December 31,                                            1999           1998           1997
-----------------------------------------------------------------------------------------------------
Sales                                                         $   4,639      $   4,833      $   4,735
Cost of sales, exclusive of depreciation and amortization         2,732          2,807          2,764
Selling, general and administrative                                 641            644            662
Depreciation and amortization                                       445            467            444
Research and development                                             67             72             79
Other income-- net                                                   77             13             52
-----------------------------------------------------------------------------------------------------
Operating Profit                                                    831            856            838
Interest expense                                                    204            260            216
-----------------------------------------------------------------------------------------------------
Income Before Taxes                                                 627            596            622
Income taxes                                                        152            127            151
-----------------------------------------------------------------------------------------------------
Income of Consolidated Entities                                     475            469            471
Minority interests                                                  (45)           (55)           (66)
Income from equity investments                                       11             11             11
-----------------------------------------------------------------------------------------------------
Income Before Cumulative Effect of Accounting Changes               441            425            416
Cumulative effect of accounting changes                             (10)            --            (11)
-----------------------------------------------------------------------------------------------------
Net Income                                                    $     431      $     425      $     405
=====================================================================================================
Basic Earnings per Share:
  Income before cumulative effect of accounting changes       $    2.77      $    2.68      $    2.63
  Cumulative effect of accounting changes                          (.06)            --           (.07)
  Net income                                                  $    2.71      $    2.68      $    2.56

Diluted Earnings per Share:
  Income before cumulative effect of accounting changes       $    2.72      $    2.60      $    2.53
  Cumulative effect of accounting changes                          (.06)            --           (.07)
  Net income                                                  $    2.66      $    2.60      $    2.46

Weighted Average Shares Outstanding (000's):
  Basic shares outstanding                                      159,280        158,462        158,095
  Diluted shares outstanding                                    162,222        163,356        164,053
-----------------------------------------------------------------------------------------------------
The accompanying notes on pages 32 to 46 are       (Dollar amounts in millions, except per share data)
an integral part of these financial statements.

                                                                                                    19

CONSOLIDATED BALANCE SHEET
Year Ended December 31,                                                     1999         1998
---------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                                $    76      $    34
Accounts receivable                                                          848          919
Inventories                                                                  310          319
Prepaid and other current assets                                             101          122
---------------------------------------------------------------------------------------------
  Total Current Assets                                                     1,335        1,394
Property, plant and equipment-- net                                        4,720        4,875
Equity investments                                                           234          251
Other long-term assets                                                     1,433        1,576
---------------------------------------------------------------------------------------------
  Total Assets                                                           $ 7,722      $ 8,096
=============================================================================================
Liabilities and Equity
Accounts payable                                                         $   361      $   378
Short-term debt                                                              756          295
Current portion of long-term debt                                            128           84
Accrued taxes                                                                 75           63
Other current liabilities                                                    405          469
---------------------------------------------------------------------------------------------
  Total Current Liabilities                                                1,725        1,289
Long-term debt                                                             2,111        2,895
Other long-term liabilities                                                  562          553
Deferred credits                                                             600          465
---------------------------------------------------------------------------------------------
  Total Liabilities                                                        4,998        5,202
---------------------------------------------------------------------------------------------
Minority interests                                                           359          487
Preferred stock                                                               75           75
Shareholders' equity:
  Common stock $.01 par value, authorized 500,000,000 shares, issued
    164,215,383 shares in 1999 and 161,517,042 shares in 1998                  2            2
  Additional paid-in capital                                               1,613        1,528
  Retained earnings                                                        1,722        1,380
  Accumulated other comprehensive income (loss)                             (828)        (412)
  Less: Treasury stock, at cost (5,167,801 shares in 1999 and
    3,945,843 shares in 1998)                                               (219)        (166)
---------------------------------------------------------------------------------------------
    Total Shareholders' Equity                                             2,290        2,332
---------------------------------------------------------------------------------------------
    Total Liabilities and Equity                                         $ 7,722      $ 8,096
=============================================================================================
The accompanying notes on pages 32 to 46 are                            (Millions of dollars)
an integral part of these financial statements.

20

CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31,                                           1999       1998       1997
--------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents
Operations
Net income                                                       $ 431      $ 425      $ 405
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation and amortization                                    445        467        444
  Deferred income taxes                                             53         11         67
  Other non-cash charges                                            19         38         22
  Working capital:
     Accounts receivable                                            93         17        (54)
     Inventories                                                    12         18        (14)
     Prepaid and other current assets                               20         (2)       (10)
     Payables and accruals                                         (26)       (14)       (41)
  Long-term assets and liabilities                                 (94)       (24)       (67)
--------------------------------------------------------------------------------------------
Net cash provided by operating activities                          953        936        752
--------------------------------------------------------------------------------------------
Investing
Capital expenditures                                              (653)      (781)      (902)
Acquisitions                                                      (136)      (241)      (101)
Divestitures and asset sales                                       103        206        300
--------------------------------------------------------------------------------------------
Net cash used for investing activities                            (686)      (816)      (703)
--------------------------------------------------------------------------------------------
Financing
Short-term debt repayments-- net                                  (167)       (93)      (269)
Long-term borrowings                                                29        388        438
Long-term debt repayments                                         (109)      (331)      (110)
Minority transactions and other                                     78        (31)       (31)
Issuances of common stock                                          105        117        110
Purchases of common stock                                          (73)       (97)      (137)
Dividends                                                          (89)       (79)       (69)
--------------------------------------------------------------------------------------------
Net cash used for financing activities                            (226)      (126)       (68)
Effect of exchange rate changes on cash and cash equivalents         1         (3)        (1)
--------------------------------------------------------------------------------------------
Change in cash and cash equivalents                                 42         (9)       (20)
Cash and cash equivalents, beginning-of-year                        34         43         63
--------------------------------------------------------------------------------------------
Cash and cash equivalents, end-of-year                           $  76      $  34      $  43
============================================================================================
Supplemental Data:
Taxes paid                                                       $  51      $  66      $  58
Interest paid                                                    $ 209      $ 265      $ 211
Debt reclassifications (Note 4)                                  $ 627      $  --      $ 860
South American rights offering (Note 7)                          $ 138      $  --      $  --
Other liabilities reclassified to equity (Note 5)                $  --      $  --      $  19
Effect of functional currency change (Note 1)                    $  --      $  81      $  --
Acquired debt from acquisitions                                  $  --      $  20      $  --
============================================================================================
The accompanying notes on pages 32 to 46 are                           (Millions of dollars)
an integral part of these financial statements.

                                                                                          21

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                                                                                               Accumulated
                                                                                                                Other Com-
                                                                    Additional                                 prehensive
                                                    Common Stock       Paid-In      Treasury Stock    Retained      Income
Activity                                         Shares     Amounts    Capital     Shares   Amounts   Earnings      (Loss)   Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                       157,501    $    2    $ 1,350          12   $    --    $   698   $  (126)   $ 1,924
Net income                                                                                                 405                  405
Translation adjustments                                                                                             (130)      (130)
                                                                                                                            -------
  Comprehensive income                                                                                                          275
Dividends on common stock ($.44 per share)                                                                 (69)                 (69)
Issuances of common stock:
  For the dividend reinvestment and
    stock purchase plan                               74                    2                                                     2
  For employee savings and incentive plans         2,395                  119        (157)        8                             127
Purchases of common stock                                                           2,742      (137)                           (137)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                       159,970    $    2    $ 1,471       2,597   $  (129)   $ 1,034   $  (256)   $ 2,122
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                                 425                  425
Translation adjustments                                                                                              (99)       (99)
Effect of functional currency change (Note 1)                                                                        (57)       (57)
                                                                                                                            -------
  Comprehensive income                                                                                                          269
Dividends on common stock ($.50 per share)                                                                 (79)                 (79)
Issuances of common stock:
  For the dividend reinvestment and
    stock purchase plan                               80                    1                                                     1
  For employee savings and incentive plans         1,467                   56      (1,279)       60                             116
Purchases of common stock                                                           2,628       (97)                            (97)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                       161,517    $    2    $ 1,528       3,946   $  (166)   $ 1,380   $  (412)   $ 2,332
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                                 431                  431
Translation adjustments                                                                                             (416)      (416)
                                                                                                                            -------
  Comprehensive income                                                                                                           15
Dividends on common stock ($.56 per share)                                                                 (89)                 (89)
Issuances of common stock:
  For the dividend reinvestment and
    stock purchase plan                               64                    1                                                     1
  For employee savings and incentive plans         2,634                   84        (488)       20                             104
Purchases of common stock                                                           1,710       (73)                            (73)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                       164,215    $    2    $ 1,613       5,168   $  (219)   $ 1,722   $  (828)   $ 2,290
===================================================================================================================================
The accompanying notes on pages 32 to 46 are                                       (Dollar amounts in millions, shares in thousands)
an integral part of these financial statements.

22

MANAGEMENT'S DISCUSSION AND ANALYSIS

Praxair's 1999 results versus 1998 reflect a 4% improvement in income before cumulative effect of accounting changes despite significant challenges in Brazil (Praxair's second largest market) resulting from a 32% devaluation and a recessionary economic environment. Lower debt levels and a resulting lower interest expense was a major contributor to the earnings growth.

CONSOLIDATED RESULTS

The following provides summary data for 1999, 1998 and 1997:

Year Ended December 31,                 1999(a)        1998         1997
------------------------------------------------------------------------
Sales                                $ 4,639        $ 4,833      $ 4,735
Selling, general and
  administrative                     $   641        $   644      $   662
Depreciation and amortization        $   445        $   467      $   444
Operating profit                     $   831        $   856      $   838
Interest expense                     $   204        $   260      $   216
Effective tax rate                        24%            21%          24%
Income before cumulative effect
  of accounting changes              $   441        $   425      $   416
Number of employees                   24,102         24,834       25,388
------------------------------------------------------------------------
Excluding special items(b):
  Operating profit                   $   831        $   885      $   848
  Effective tax rate                      24%            25%          25%
  Income before cumulative
    effect of accounting changes     $   441        $   425      $   422
========================================================================
                                             (Dollar amounts in millions)

(a) The results for 1999 versus 1998 were significantly impacted by the devaluation of the Brazilian currency (Real) from a rate of 1.21 Reais to the U.S. Dollar at December 31, 1998 to 1.79 at December 31, 1999 (1.81 average rate for 1999; versus a 1.16 average rate for 1998). Reported amounts from Brazil were all reduced in proportion to the exchange rate changes. Also, as described in Note 4 to the consolidated financial statements, in January 1999 Praxair entered into various currency exchange forward contracts to hedge anticipated Brazilian net income and a portion of its investment. The net income hedges were settled during 1999 resulting in a non-recurring pre-tax gain of $21 million ($14 million after taxes and minority interests).

(b) During 1998, Praxair recorded pre-tax special charges totaling $29 million ($18 million after tax) for an impairment loss in Indonesia and a provision for an anticipated loss on the sale of an air separation plant to a third party. Additionally, in 1998 Praxair recorded non-recurring tax credits of $18 million related to the favorable settlement of various tax matters. During 1997, Praxair recorded a $10 million pre-tax special charge ($6 million after tax) related primarily to profit improvement initiatives in the North American packaged gases business (referred to as Praxair Distribution). These are collectively referred to as the 1998 and 1997 special items.

Special Items
Reported   amounts  for  1998  and  1997  include   special  items  that  affect
period-to-period comparisons. The management's discussion and analysis that follows excludes the impact of these special items.

1999 compared with 1998
The sales decrease of 4% in 1999 as compared to 1998 was due primarily to unfavorable currency translation effects in South America. This was partially offset by the impact of price increases in North and South America, continued volume growth in Asia and Europe, and volume growth in North America. Excluding the impact of currency, sales grew 2%.
     Operating profit decreased 6% for 1999 as compared to 1998. This decrease was due to the sales decrease described above, cost inflation and currency translation impacts; partially offset by productivity improvements and the first quarter hedge gain in Brazil. Selling, general and administrative expenses for 1999 were slightly higher as a percentage of sales versus 1998 due primarily to long-term incentive plan costs, higher business development costs and cost inflation impacts; partially offset by productivity improvements. The decrease in depreciation and amortization expense for both periods reflects the impact of currency translation, primarily in Brazil, and the impact of the North American sale-leaseback transactions in 1999 and 1998; offset by new projects coming on-stream and packaged gases and Surface Technologies acquisitions.
     Interest expense decreased $56 million or 22% for 1999 versus 1998 due primarily to currency translation effects and lower consolidated debt levels, especially in the South American segment, which had high interest rates.
     Income before cumulative effect of accounting changes increased 4% in 1999 as compared to 1998. This increase was due primarily to the lower interest expense and minority interests impacts offset by the lower operating profit. Praxair's return on average capital was 11.2% in 1999 versus 11.1% in 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS

     The effective tax rate remained at 25%, excluding the impact of the first quarter hedge gain in Brazil, which is consistent with the effective tax rate before special charges in 1998 and 1997.
     The number of employees at December 31, 1999 decreased about 700 as compared to December 31, 1998 due primarily to Praxair's continued productivity improvement initiatives in North and South America and the divestiture of a business in Asia. The number of employees decreased despite the increase associated with about 500 employees added through acquisitions in Surface Technologies.

1998 compared  with 1997
     The sales growth of 2% in 1998 as compared to 1997 was due primarily to acquisitions in the U.S. and Canadian packaged gases (referred to as Praxair Distribution) and Surface Technologies businesses and sales volume increases in all major segments. These were partially offset by unfavorable currency translation impacts in all international segments. Overall, pricing was slightly positive as compared to 1997, with positive comparisons in Asia, South America and Mexico offset by negative comparisons in the United States industrial gases and Surface Technologies businesses worldwide.
     Operating profit grew 4% to $885 million. This was due primarily to the sales growth described above and productivity improvements (mostly in North and South America) offset by cost inflation and currency translation impacts. The productivity improvements and currency translation impacts resulted in an $18 million decrease in selling, general and administrative expenses despite the increase due to acquisitions. The increase in depreciation and amortization expense reflects new projects coming on-stream and acquisitions, partially offset by currency translation impacts.
     Interest expense increased $44 million due primarily to the functional currency change in Brazil (see Note 1 to the consolidated financial statements), higher interest rates in South America and higher average debt levels throughout the year. The effective tax rate for 1998 remained at 25%.
     Income before cumulative effect of accounting changes for 1998 increased 1% over 1997 due primarily to the higher operating profit, partially offset by increased interest expense. Praxair's return on average capital remained at 11.1% in 1998.
     The number of employees at December 31, 1998 decreased about 600 as compared to December 31, 1997 due primarily to Praxair's worldwide productivity improvement efforts, particularly in North and South America. The number of employees decreased despite the increase associated with acquisitions (about 1,100 employees) and the addition of employees to support volume growth.

SEGMENT DISCUSSION
The following summary of sales and operating profit by segment provides a basis for the discussion that follows:

Year Ended December 31,             1999         1998         1997
------------------------------------------------------------------
Sales:
North America                    $ 2,779      $ 2,752      $ 2,636
South America                        697          964          964
Europe                               516          515          493
Surface Technologies                 456          420          381
All Other                            191          182          261
------------------------------------------------------------------
  Total                          $ 4,639      $ 4,833      $ 4,735
==================================================================
Segment Operating Profit(a):
North America                    $   514      $   533      $   493
South America                        163          199          197
Europe                               123          109           93
Surface Technologies                  74           73           69
All Other                            (17)          (6)          19
Corporate Overhead                   (26)         (23)         (23)
------------------------------------------------------------------
  Total                          $   831      $   885      $   848
==================================================================
                                             (Millions of dollars)

(a) Excludes special charges in 1998 and 1997 (see Note 7 to the consolidated financial statements).

North America
The North America operating segment includes Praxair's industrial and packaged gases operations in the United States, Canada, and Mexico. Praxair's U.S. and Canadian packaged gases operations within the North American industrial gases business are collectively referred to as Praxair Distribution.
     Sales for 1999 increased 1% as compared to 1998. Sales increased 7% in Mexico, 1% in the U.S. and Canadian industrial gases operations, and Praxair Distribution's sales were essentially flat.

[GRAPHIC OMITTED - 1999 OPERATING MARGIN]

Overall, this increase is due to price increases of about 1% with volume growth offsetting currency impacts. Pricing improved in both Mexico and Praxair Distribution, was generally flat in U.S. industrial gases, and decreased in the Canadian industrial gases business. U.S. industrial gases volumes improved about 1% and pricing was flat despite decreases during the first half of 1999. The Canadian industrial gases business had volume growth of 10% and price decreases of 3%. Praxair Distribution's sales increased slightly to $893 million reflecting improved pricing offset by lower sales volumes. Mexico's sales increase was driven by improved pricing (10%) and volume growth (3%), partially offset by currency impacts.
     Sales for 1998 increased 4% as compared to 1997. Sales were up 16% in Praxair Distribution and 9% in Mexico, and down 1% in the U.S. and Canadian industrial gases operations. Overall, this increase reflects the impact of acquisitions in Praxair Distribution and sales volume growth in all geographies, partly offset by currency translation effects in Canada and Mexico and overall lower pricing. Pricing improved in Mexico and in Praxair Distribution, but was down in the U.S. and Canadian industrial gases business, reflecting more intense competitive activity. In the U.S. and Canada, industrial gases volumes were up 2% while pricing decreased 3%. Praxair Distribution's sales increased to $892 million primarily reflecting the impact of acquisitions (19%) and improved pricing, somewhat offset by currency translation and slightly lower sales volumes. Mexico's sales increase was driven by volume growth (14%) and improved pricing, partially offset by currency impacts.
     Operating profit decreased 4% in 1999 versus 1998. The decrease was due primarily to cost inflation, higher costs associated with significant product dislocations resulting from higher than expected energy costs and supplier feedstock curtailments, partly offset by the benefits of productivity improvements and the improvement in sales in the second half of 1999. In the U.S. and Canadian industrial gases business, operating profit decreased about 6% due primarily to cost inflation and the higher costs associated with product dislocations, with offsets coming mostly from productivity improvements. Praxair Distribution's operating profit improved by about 4% and Mexico's operating profit improved 2% over 1998. Praxair Distribution's increase reflects the impact of productivity improvements. Mexico's increase reflects sales volume growth and productivity improvements, partially offset by currency impacts and cost inflation.
     Operating profit improved 8% in 1998 as compared to 1997, while operating margins remained about flat at 19% of sales. The sales increase including the impact of acquisitions, and continued strong productivity improvements were the main drivers behind the operating profit growth, partially offset by negative currency impacts in Canada and Mexico and cost inflation. In the U.S. and Canadian industrial gases business, operating profit increased 4% due primarily to productivity improvements which more than offset cost inflation. Praxair Distribution's and Mexico's operating profit each improved 21% over 1997. Praxair Distribution's increase reflects the impact of acquisitions while Mexico reflects strong sales volume growth, partially offset by currency impacts and cost inflation.

South  America
Praxair's South American industrial gases operations are conducted by its majority owned subsidiary, S.A. White Martins (White Martins), which is the largest industrial gases company in Brazil. White Martins has operations throughout South America, including Argentina, Chile, Columbia, Peru and Venezuela. During the first quarter of 1999, White Martins completed a rights offering resulting in Praxair's ownership interest in White Martins increasing from 69.33% at December 31, 1998 to 76.57% at December 31, 1999. As consideration for the additional shares it purchased during the rights offering, Praxair used approximately $138 million of intercompany loans it had previously made to White Martins. Approximately $15 million of the rights offering was purchased by minority shareholders.
     As described above under the section on Consolidated Results, the results for 1999 were significantly impacted by the devaluation of the Brazilian currency (Real) and the resulting recessionary conditions for much of the year. The currency devaluation reduced sales by $284 million and reduced operating profit by $59 million as compared to 1998. The Brazilian economy has improved during 1999 and the currency has generally stabilized at about 1.8 Real per U.S. Dollar. Also, as described in Note 4 to the consolidated financial statements, in early January 1999 Praxair entered into various currency exchange forward contracts to hedge anticipated Brazilian net income and a portion of its net investment. The net income hedges resulted in a non-recurring pre-tax gain of $21 million, which is included in the South American operating profit for 1999.

Management's Discussion and Analysis

Sales for 1999 decreased 28% as compared to 1998. This was primarily due to the unfavorable currency translation effects, with price increases (5%) offset by volume decreases. Excluding the currency effects, 1999 sales increased by 2%. The devaluation of the Real in Brazil and a recessionary environment in South America have contributed to volume decreases of approximately 4% for 1999 versus 1998.
     Sales for 1998 were flat when compared to 1997, primarily because sales volume growth of 5% and price increases of 2% were offset by negative currency translation effects.
     Operating profit for 1999 decreased 18% as compared to 1998. This decrease was caused primarily by the 1999 currency devaluation in Brazil, the reduction in sales and cost inflation; which offset productivity improvement initiatives and the $21 million first quarter hedge gain. Excluding the impacts of currency movements and the hedge gain, operating profit increased 1% in 1999 versus 1998.
     Operating profit for 1998 decreased $7 million as compared to the 1997 period after excluding the $20 million positive impact of the required functional currency change in Brazil (see Note 1 to the consolidated financial statements), and an $11 million benefit in 1997 from a favorable judgment related to a dispute with the Rio de Janeiro State public hospitals. The decrease was due primarily to the effects of currency movements throughout the year and cost inflation, partially offset by productivity improvements and sales volume growth. Excluding the impact of currency and the functional currency change in Brazil, operating profit was flat.
     In December 1999, Praxair made a tender offer for the remaining 23.43% of the shares of White Martins that it does not already own. If all shares are tendered at the price offered, the total cost would be approximately $250 million (assuming an exchange rate of 1.80 Reais per U.S. Dollar). The impact on Praxair's results of operations will be to increase interest expense and decrease the minority interests' share of income and is not expected to be significant. The tender offer process is expected to take about three to four months to complete.

Europe
Praxair's European industrial gases business is primarily in Italy and Spain with additional operations in Benelux, Germany, France, Israel and Poland.
     Sales for 1999 were flat as compared to 1998. Volume growth (3%) and price increases (1%) were offset primarily by unfavorable currency translation effects. Most of this growth was reflected by good performance in Italy and Spain.
     Sales increased 4% in 1998 as compared to 1997, primarily due to moderate volume increases that were partly offset by negative currency translation effects in the first three quarters of 1998. Excluding the negative currency translation effects, sales increased by 8% as compared to 1997.
     Operating profit for 1999 increased 13% as compared to 1998. This was due primarily to the sales impacts previously described, cost improvement initiatives, and net income hedge gains which helped to offset the impact of currency movements. Excluding currency effects, operating profit increased 9% in 1999.
     Operating profit increased a strong 17% in 1998 as compared to 1997 due primarily to the sales growth and the impact of productivity improvements, partly offset by cost inflation and unfavorable currency translation effects.

Surface  Technologies
Praxair's worldwide Surface Technologies business primarily includes operations in the U.S. and Europe, with smaller operations in Asia and Brazil.
     Sales for 1999 increased 9% as compared to 1998. This increase was due to the impact of acquisitions, which added 11% to overall growth, partially offset by pricing pressures in the aerospace and printing markets, and currency impacts. Sales volumes remained flat, as increases related to new applications were offset by decreases in the base aviation and computer disk polishing markets.
     Sales for 1998 increased 10% as compared to 1997. This increase was primarily due to acquisitions and sales volume growth, which added 13% in total, partly offset by price decreases and unfavorable currency impacts.
     Operating profit for 1999 increased 1% as compared to 1998. Productivity improvement initiatives and the impact of acquisitions were largely offset by cost inflation.
     Operating profit for 1998 increased 6% as compared to 1997, due to sales growth and productivity improvements, partly offset by cost inflation.

All Other
The All Other segment includes Praxair's industrial gases operations in Asia, its global supply systems business which designs, engineers and builds equipment that produces industrial gases (for internal use and external sale), and other globally managed functions, including procurement, global marketing and business development. Praxair's operations in Asia are currently concentrated in China, India, Korea and Thailand, with smaller operations in Japan and Taiwan. Operations in China and India are also conducted through nonconsolidated joint venture companies.
     Sales for 1999 increased 5% as compared 1998. Asia experienced 43% sales growth due primarily to strong volume growth of about 41%, particularly in Korea and Thailand, new plants coming on stream in China and India, and favorable currency translation effects (8%). Plant sales to third parties decreased 39% in 1999 versus 1998, as fewer plants were sold to customers. The level of activity for global supply systems is reflective of the overall capacity in the industry and local economic conditions, and is subject to fluctuation from one year to the next.
     Sales for the segment decreased 30% in 1998 as compared to 1997 due to a 42% lower level of third party plant sales in the global supply systems business and lower reported sales in Asia. Excluding currency impacts, Asian sales were up 18% versus 1997, reflecting the impact of sales volume growth and price improvements, which added 12%, and acquisitions.
     Operating profit for the segment is significantly influenced by third party plant sales and by the costs associated with the globally managed functions, all of which fluctuate from year to year. Operating profit for 1999 was down $11 million when compared to 1998. This was due to the decreases in the global supply systems business and higher business development costs, partly offset by a 57% improvement in Asia.
     In 1998, Asian operating profit decreased 22%, while global supply systems decreased 38% as compared to 1997. These decreases were due primarily to decreased sales in the global supply systems business and the impact of currency translation effects in Asia, partly offset by productivity improvements. The remaining operating profit reduction is related to increased costs for globally managed initiatives.

Selling, General and Administrative Expenses
In 1999, selling, general and administrative expenses were $641 million, a $3 million decrease from the 1998 amount. This decrease is due to continuing productivity improvement initiatives and currency impacts (primarily in Brazil); partially offset by increased business development costs, acquisitions and cost inflation. Selling, general and administrative expenses as a percentage of sales was 13.8% in 1999 as compared to 13.3% in 1998.
     In 1998, selling, general and administrative expenses were $644 million, an $18 million decrease from the 1997 amount. This decrease is due to the 1998 productivity improvement initiatives and positive currency impacts; partially offset by acquisitions and cost inflation. Selling, general and administrative expenses as a percentage of sales declined to 13.3% in 1998 from 14.0% in 1997.

Other income -- net
     Other income -- net was $77 million in 1999 versus $13 million in 1998 (see
Note 7 to the consolidated financial statements). This increase was primarily due to the $21 million hedge gain in Brazil in 1999 and the $29 million special charges in 1998. 1999 also includes income related to the redemption of preference shares and the collection of a note receivable from earlier business sales, and European net income hedge gains, which offset the currency translation effects in the European segment; offset by costs incurred for postemployment benefits and a third party plant sale.
     Other income -- net was $13 million in 1998 versus $52 million in 1997 (see
Note 7 to the consolidated financial statements). The $39 million decrease is due to the $29 million special charges in 1998 versus $10 million of special charges in 1997, an $11 million benefit from a favorable judgment related to a dispute with the Rio de Janeiro State public hospitals occurring in 1997, and increased severance expense in 1998 as compared to 1997.

Interest Expense
Interest expense decreased $56 million or 22% for 1999 versus 1998 due primarily to currency translation effects and lower consolidated debt levels, especially in the South American segment, which had high interest rates.
     The 1998 interest expense increased $44 million from the 1997 amount due primarily to the functional currency change in Brazil (see Note 1 to the consolidated financial statements), higher interest rates in South America and higher average debt levels throughout the year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Income Taxes
The effective tax rate for 1999 remained at 25%, excluding the impact of the first quarter hedge gain in Brazil. Praxair currently expects the effective tax rate to remain at the same level or improve slightly in 2000.

Minority Interests
On December 31, 1999, minority interests consisted primarily of minority shareholders' investments in two affiliates: S.A. White Martins (Brazil) and Rivoira S.p.A. (Italy). Additionally, Praxair records the dividends on preferred stock in minority interests ($6 million in 1999). Minority shareholders' share of income for 1999 was $45 million, a decrease of $10 million as compared to the 1998 amount of $55 million. This decrease is due primarily to currency impacts in Brazil and the 1999 first quarter rights offering which increased Praxair's ownership interest in White Martins (see Segment Discussion -- South America).

Income from Equity Investments
Praxair's more significant equity investments are in the United States, Belgium, China, India, Italy, Spain and Turkey. Praxair's share of net income from corporate equity investments remained constant at $11 million for 1999, 1998 and 1997.

Costs Relating to the Protection of the Environment
Praxair's principal operations relate to the production and distribution of atmospheric and other industrial gases, which historically have not had a significant impact on the environment. However, worldwide costs relating to environmental protection may continue to grow due both to increasingly stringent laws and regulations and to Praxair's ongoing commitment to rigorous internal standards. Environmental protection costs in 1999 were approximately $7 million of capital expenditures and $13 million of expenses. Included in the expenses were approximately $2 million for remedial projects. Praxair anticipates that future environmental protection expenditures will approximate the level of those in 1999 and will not have a material adverse effect on the consolidated financial position or on the consolidated results of operations or cash flows in a given year.

Commitments and Contingencies
See Note 12 to the consolidated financial statements for information concerning commitments and contingencies.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL DATA
Year Ended December 31,                 1999          1998          1997
------------------------------------------------------------------------
Net Cash Provided by (Used for):
Operating Activities:
Net income plus depreciation
  and amortization                   $   876       $   892       $   849
Working capital                           99            19          (119)
Other-- net                              (22)           25            22
------------------------------------------------------------------------
Total from operating activities      $   953       $   936       $   752
========================================================================
Investing Activities:
Capital expenditures                 $  (653)      $  (781)      $  (902)
Acquisitions                            (136)         (241)         (101)
Divestitures and asset sales             103           206           300
------------------------------------------------------------------------
Total used for investing             $  (686)      $  (816)      $  (703)
========================================================================
Financing Activities:
Debt increases (reductions)          $  (247)      $   (36)      $    59
Minority transactions and other           78           (31)          (31)
Issuances (purchases) of stock            32            20           (27)
Cash dividends                           (89)          (79)          (69)
------------------------------------------------------------------------
Total used for financing             $  (226)      $  (126)      $   (68)
========================================================================
Debt-to-Capital Ratio,
at December 31:
Debt                                 $ 2,995       $ 3,274       $ 3,305
Capital*                             $ 5,719       $ 6,168       $ 6,023
Debt-to-capital ratio                   52.4%         53.1%         54.9%
========================================================================
                                                    (Millions of dollars)

*Includes debt, minority interests, preferred stock and shareholders' equity.

Cash Flow from Operations
Cash flow from operations increased to $953 million in 1999 from $936 million in 1998, or 2%. The increase is primarily related to the improvement in working capital requirements; a direct result of Praxair's continuing work process improvement initiatives.
     Cash flow from operations increased to $936 million in 1998 from $752 million in 1997, or 24%. The increase is primarily due to the improvement in working capital investment needs resulting from Praxair's work process improvement initiatives and to lower payments for incentive compensation programs.

[GRAPHIC OMITTED - WORKING CAPITAL AS A PERCENT OF SALES]

Investing
Cash flow used for investing in 1999 totaled $686 million, a decrease of $130 million from 1998. This decrease was due primarily to the net impact of lower capital and acquisition expenditures, partly offset by lower proceeds from divestitures and asset sales.
     Capital expenditures for 1999 totaled $653 million, down $128 million from 1998. The lower level of capital expenditures reflects the Company's strategy to seek higher returns from its capital spending program, and is primarily due to decreased spending in South America, the United States and Europe, and currency impacts in South America.

[GRAPHIC OMITTED - CAPITAL EXPENDITURES AND ACQUISITIONS]

     Acquisition expenditures for 1999 totaled $136 million, a decrease of $105 million from 1998 but an increase of $35 million from 1997. Acquisition expenditures in 1999 were primarily related to acquisitions in the Surface Technologies' business, with other acquisitions in North America, China and India. The increase in 1998 versus 1997 is primarily attributed to the 1998 purchase of the remaining shares outstanding of Gas Tech, Inc., a U.S. packaged gases distributor (previously an equity investment), and other acquisitions in the Praxair Distribution business.
     Divestitures and asset sales in 1999 totaled $103 million, half the 1998 amount. This decrease is primarily attributed to the lower proceeds from sale-leaseback transactions (see Note 11 to the consolidated financial statements).
     On a worldwide basis, capital and acquisition expenditures for the full year 2000 are expected to remain at about the $800 million level. This estimate excludes any impacts from the White Martins tender offer (see Segment Discussion -- South America).

Financing
At December 31, 1999, Praxair's total debt outstanding was $2,995 million, a decrease of $279 million from 1998. As of December 31, 1999, there were no borrowings under Praxair's $1.5 billion U.S. bank credit facility and Praxair's investment grade credit rating for long-term debt was maintained at A3/BBB+.

[GRAPHIC OMITTED - DEBT-TO-CAPITAL]

     At December 31, 1998, $627 million of short-term borrowings were classified as long-term debt under the terms of the credit agreement. At December 31, 1999, such borrowings were reclassified as short-term because the credit agreement expires within one year (see Note 4 to the consolidated financial statements). During 1999 and 1998, Praxair sold and leased back certain U.S. distribution and liquid storage equipment for $80 million and $150 million, respectively. The proceeds from the sale of the equipment were used to pay down debt.
     Praxair's debt-to-capital ratio decreased to 52.4% at December 31, 1999 from 53.1% at December 31, 1998. This decrease is due to an increase in retained earnings and lower debt levels, partially offset by the balance sheet impacts of the currency devaluation in Brazil, and reduced minority interests (primarily related to the rights offering in Brazil).
     Praxair's financing strategy is to secure sufficient funds to support its operations in the United States and around the world using a combination of local borrowing and intercompany lending in order to minimize the total cost of funds and to manage and centralize currency exchange exposures. During 2000, Praxair intends to enter into a new U.S. bank credit facility to replace the existing facility which expires in December 2000. Praxair manages its exposure to interest rate changes through the use of financial derivatives (see Note 4 to the consolidated financial statements and the section titled "Market Risks and Sensitivity Analyses").

MANAGEMENT'S DISCUSSION AND ANALYSIS

RAW MATERIALS AND MARKETS
Energy is the single largest cost item in the production and distribution of industrial gases. For some products, such as carbon dioxide, helium, hydrogen, specialty gases and surface coatings and powders, raw materials are largely purchased from outside sources. Praxair generally has contracts or commitments for, or readily available sources of, these raw materials.
     Praxair's industrial gases are used by a diverse group of customers in a variety of industries including metal fabrication, primary metals, chemicals & refining, healthcare, food & beverage, semiconductor materials, aerospace, pulp and paper, glass, environmental remediation and numerous other markets. By using the gases Praxair produces and, in many cases, the proprietary processes that it invents, customers benefit through improved product quality, increased productivity, lower operating costs, conservation of energy and the attainment of environmental improvement objectives. Praxair has a large number of customers and no single customer accounts for a significant portion of Praxair's annual sales. Aircraft engines are Surface Technologies' primary market, but it also serves the printing, textile, chemical and primary metals markets. Aircraft engine and airframe component overhaul services are other offerings.

YEAR 2000
During 1999, Praxair continued its company-wide program to prepare the Company's operating systems, computer systems and infrastructure systems for year 2000 compliance. The "year 2000 problem" arose because many existing computer programs or date-sensitive microprocessors embedded in operating equipment use only the last two digits to refer to a year. Therefore, these computer programs and operating systems may not properly recognize a year that begins with "20" instead of "19".
     At the date of this report, Praxair has not experienced any significant issues related to the year 2000 problem and there has been no disruption to the Company's business operations related to the date change at the new year. In addition, the Company has not become aware of any significant year 2000 issues affecting its major customers or suppliers and has not received any complaints regarding any year 2000 issues related to its products or equipment sold. It is still possible that problems could surface throughout the year 2000; however, the Company currently believes that these problems are unlikely and will not have a material impact on consolidated results or cash flows.
     Year 2000 readiness program related costs, including business continuity costs, through the end of 1999 were approximately $25 million. Of this total amount incurred, $11 million was expensed as incurred and the remainder was for capital upgrades and replacements. The capital costs were planned for later years independent of year 2000 issues, but were accelerated because those costs were for projects that would also address year 2000 issues. Costs associated with internal resources are not being accumulated separately and relate to normal ongoing payroll costs.
     To the extent any reader of this statement reviews it for the purpose of making any decision for the purchase of goods or services from Praxair or evaluating Praxair's Year 2000 readiness, such reader should construe this statement to be a Year 2000 readiness disclosure and that any statements made to such reader in the course of any sale are subject to the Year 2000 Information and Readiness Disclosure Act (15 USC 1 Note, P.L. 105-271, 112 Stat). Such reader should be further advised that, in the case of a dispute, this Act may reduce the reader's legal rights regarding the use of any such statements, unless otherwise specified in the contract or tariff.

EURO CONVERSION
Effective January 1, 1999, the euro became the new common currency for 11 European countries (including Belgium, France, Germany, Italy, and Spain; where Praxair has most of its European operations). During the transition period, payments can be made using both the euro and the national currencies at fixed exchange rates. Praxair successfully implemented the systems and processes necessary to conduct business in both the euro and the respective national currency. Management currently believes that Praxair has in place the appropriate programs and plans to make any required changes to its systems and processes to accommodate a complete and timely conversion to a euro functional currency by 2002.
     The external costs associated with implementing systems to conduct business in the euro have not been and are not expected to be material in any year. Also, management currently believes the business and market implications, if any, of the euro conversion will not be material. However, the competitive impact of increased cross-border price transparency is uncertain; both with respect to products sold by Praxair as well as products, utilities and services purchased by Praxair.

NEW ACCOUNTING STANDARDS
See Note 1 to the consolidated financial statements for information concerning new accounting standards.

MARKET RISKS AND SENSITIVITY ANALYSES
Like other global companies, Praxair is exposed to market risks relating to fluctuations in interest rates and currency exchange rates. The objective of financial risk management at Praxair is to minimize the negative impact of interest rate and foreign exchange rate fluctuations on the Company's earnings, cash flows and equity.
     To manage these risks, Praxair uses various derivative financial instruments, including, interest rate swap, forward starting interest rate swap and currency swap, forward and option contracts. Praxair only uses commonly traded and non-leveraged instruments. These contracts are entered into with major financial institutions thereby minimizing the risk of credit loss. Also, refer to Notes 1 and 4 to the consolidated financial statements for a more complete description of Praxair's accounting policies and use of such instruments.
     As required by Securities and Exchange Commission rules, the following analyses present the sensitivity of the market value, earnings and cash flows of Praxair's financial instruments to hypothetical changes in interest and exchange rates as if these changes occurred at December 31, 1999. The range of changes chosen for these analyses reflect Praxair's view of changes which are reasonably possible over a one-year period. Market values are the present values of projected future cash flows based on the interest rate and exchange rate assumptions. These forward-looking disclosures are selective in nature and only address the potential impacts from financial instruments. They do not include other potential effects, which could impact Praxair's business as a result of these changes in interest and exchange rates.

Interest Rate and Debt Sensitivity Analysis
At December 31, 1999, Praxair has debt totaling $2,995 million ($3,274 million at December 31, 1998) and interest rate swaps with a notional value of $80 million ($876 million in 1998). Interest rate swaps are entered into as a hedge of underlying debt instruments to effectively change the characteristics of the interest rate without actually changing the debt instrument. At December 31, 1999, the interest rate swap agreements convert outstanding floating rate debt to fixed rate debt for a period of time. For fixed rate debt, interest rate changes affect the fair market value but do not impact earnings or cash flows. Conversely for floating rate debt, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flows, assuming other factors are held constant.
     At December 31, 1999 after adjusting for the effect of interest rate swap agreements, Praxair has fixed rate debt of $2,114 million ($2,978 at December 31, 1998) and floating rate debt of $881 million ($296 million in 1998). Holding other variables constant (such as foreign exchange rates, swaps and debt levels), a one percentage point decrease in interest rates would increase the unrealized fair market value of the fixed rate debt by approximately $89 million ($98 million in 1998). At December 31, 1999, the after-tax earnings and cash flows impact for the next year resulting from a one percentage point increase in interest rates would be approximately $6 million ($7 million at December 31, 1998), holding other variables constant.

Exchange Rate  Sensitivity  Analysis
Praxair's exchange rate exposures result primarily from its investments and ongoing operations in South America (primarily Brazil), Europe (primarily Spain and Italy), Canada, Mexico, Asia (primarily China, India, Korea and Thailand) and certain other business transactions such as the procurement of equipment from foreign sources. Among other techniques, Praxair utilizes foreign exchange forward contracts to hedge these exposures. At December 31, 1999 Praxair had $272 million notional amount ($406 million at December 31, 1998) of foreign exchange contracts of which $235 million ($306 million in 1998) hedged recorded balance sheet exposures or firm commitments and $37 million ($100 million in
1998) are to hedge anticipated future net income. During January 2000 an additional $100 million of foreign exchange contracts were entered into to hedge anticipated future net income. Praxair's net income hedges relate to its subsidiaries in Europe, Canada and Asia.
     Holding other variables constant, if there were a ten percent adverse change in foreign currency exchange rates, the market value of foreign currency contracts outstanding at December 31, 1999 would decrease by approximately $23 million ($39 million at December 31, 1998). Of this decrease, only about $3 million ($7 million at December 31, 1998) would impact earnings since the gain
(loss) on the majority of these contracts would be offset by an equal (gain) loss on the underlying exposure being hedged.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations -- Praxair, Inc. (Praxair or Company) was founded in 1907 and became an independent publicly traded company in 1992. Praxair is the largest industrial gases company in North and South America, and one of the largest worldwide. The Company is also the world's largest supplier of carbon dioxide. Praxair produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings to a diverse group of industries including metal fabrication, chemicals & refining, primary metals, food and beverage, healthcare, semiconductor materials, aerospace, glass, pulp and paper, and environmental remediation.
Principles of Consolidation -- The consolidated financial statements include the accounts of all significant subsidiaries where control exists. Equity investments generally consist of 20-50% owned operations. Operations less than 20% owned are generally carried at cost. Pre-tax income from equity investments, which are partnerships, is included in other income -- net with related taxes included in income taxes. Partnership net assets are reported as equity investments in the balance sheet. Praxair does not allocate corporate costs to its equity investments. Significant intercompany transactions are eliminated. Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results could differ, management believes such estimates to be reasonable.
Revenue Recognition -- Revenue is recognized when product is shipped or services are provided to customers. Revenues from long-term construction contracts are recognized using the percentage-of-completion method. Under this method, revenues for sales of major equipment, such as large air separation facilities, are recognized primarily based on cost incurred to date compared with total estimated cost. Changes to total estimated cost and anticipated losses, if any, are recognized in the period determined.
Cash and Cash Equivalents -- Cash equivalents are considered to be highly liquid securities with original maturities of three months or less.
Inventories-- Inventories are stated at the lower of cost or market. Cost is determined generally using the last-in, first-out (LIFO) method for certain U.S. operations and the average cost method for most other operations.
Property, Plant and Equipment -- net -- Property, plant and equipment are carried at cost, net of accumulated depreciation. Depreciation is calculated on the straight-line method based on the estimated useful lives of the assets which range from 3 to 40 years. Praxair generally uses accelerated depreciation methods for tax purposes where appropriate. The Company periodically reviews the recoverability of long-lived assets based upon anticipated cash flows generated from such assets.
Foreign Currency Translation -- For international subsidiaries where the local currency is the functional currency, translation gains and losses are accumulated as a separate component of shareholders' equity. For international subsidiaries operating in hyperinflationary economies, the U.S. dollar is the functional currency and translation gains and losses are included in income. Functional Currency Change in Brazil -- As required by accounting standards, effective January 1, 1998 Brazil is no longer a hyperinflationary economy. Accordingly, Praxair's majority owned subsidiary (SA White Martins) designated the Brazilian Real as its functional currency instead of the U.S. dollar. This change increased operating profit and interest expense by approximately $20 million for the year ended December 31, 1998. The impact on sales, taxes and net income was not significant. This change also required Praxair to record a one-time cumulative adjustment for additional deferred income taxes of $81 million with offsetting balance sheet adjustments to the accumulated other comprehensive income (loss) (cumulative translation adjustment) component of shareholders' equity, and minority interests of $57 million and $24 million, respectively.
Financial Instruments -- Praxair enters into various derivative financial instruments to manage its exposure to fluctuating interest and currency exchange rates. Such instruments include interest rate swap and forward rate agreements, and currency swap, forward and option contracts. These instruments are not entered into for trading purposes. Praxair only uses commonly traded and non-leveraged instruments.
     Interest rate swap and forward rate agreements involve the exchange of fixed and floating interest payments without the exchange of the underlying principal amounts. The differential to be paid or received is recognized as an adjustment to interest expense. The notional amounts of interest rate swap and forward rate agreements do not exceed the underlying debt principal amounts. If an interest rate swap or forward rate agreement is terminated before its maturity, any gain or loss is deferred and amortized as interest expense over the remaining life of the underlying debt or the remaining life of the swap, if shorter.
     Currency swap, forward and option contracts are generally entered into to hedge recorded balance sheet amounts related to international operations, firm commitments that create currency exposures and projected net income. Gains and losses on hedges of assets and liabilities are recorded in other income -- net as offsets to the gains and losses from the underlying hedged amounts; gains and losses on hedges of net investments are reported on the balance sheet as part of the accumulated other comprehensive income (loss) (cumulative translation adjustment) within shareholders' equity; and gains and losses on hedges of firm commitments are recorded on the balance sheet and included in the basis of the underlying transaction. Forward exchange contracts that cover exposures which do not qualify for hedge accounting (e.g., net income hedges) are recorded in other income -- net on a mark-to-market basis.
     Praxair uses the following methods and assumptions to estimate the fair value of each class of financial instrument. Due to their nature, the carrying value of cash, short-term investments and short-term debt, receivables and payables approximates fair value. The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues. The fair value of interest rate swaps and currency exchange contracts are estimated based on market prices obtained from dealer quotes. Such quotes represent the estimated amount Praxair would receive or pay to terminate the agreements taking into consideration current rates and the credit worthiness of the counterparties (See
Note 4).
     Patents, Trademarks And Goodwill -- Amounts paid for patents and the excess of the purchase price over the fair value of the net assets of acquired operations (goodwill) are recorded as other long-term assets. Patents are amortized over their remaining useful lives, while trademarks and goodwill are amortized over the estimated period of benefit, up to forty years. Praxair periodically evaluates the recoverability of patents, trademarks and goodwill by assessing whether the unamortized balance can be recovered over its remaining life through cash flows generated by the underlying tangible assets. Should the expected undiscounted cash flows be less than the carrying amount of the intangible asset, an impairment loss would be recognized.
Research And Development -- Research and development costs are charged to expense as incurred.
Income Taxes -- Deferred income taxes are recorded for the temporary differences between the financial statement and tax bases of assets and liabilities using current tax rates.
Retirement Programs -- Most Praxair employees worldwide are covered by various pension plans. The cost of pension benefits under these plans is determined using the "projected unit credit" actuarial cost method. Funding of pension plans varies and is in accordance with local laws and practices.
     Praxair accrues the cost of retiree life and health insurance benefits during the employees' service period when such benefits are earned. Postemployment Benefits -- Praxair recognizes the estimated cost of future benefits provided to former and inactive employees after employment but before retirement on the accrual basis.
Stock-Based Compensation -- Praxair accounts for incentive plans and stock options using the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Pro forma information required by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, is included in Note 8.
Earnings Per Share -- Basic earnings per share is computed by dividing net income for the period by the weighted average number of Praxair common shares outstanding. Diluted earnings per share is computed by dividing net income for the period by the weighted average number of Praxair common shares outstanding and dilutive common stock equivalents. Stock options for 4,604,610 and 2,999,075 shares were not included in the computation of diluted earnings per share for the years ended December 31, 1999 and December 31, 1998, respectively, because the exercise prices were greater than the average market price of the common stock. All references in the consolidated financial statements are to diluted earnings per share unless stated otherwise. The difference between the number of shares used in the basic earnings per share calculation compared to the diluted earnings per share calculation is due to the dilutive effect of outstanding stock options.
Accounting Changes -- In accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 98-5, Reporting on the Costs of Start-Up Activities, Praxair recorded an after-tax-charge of $10 million in the first quarter of 1999 as the cumulative effect of an accounting change.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     In accordance with Emerging Issues Task Force (EITF) Consensus No. 97-13, Praxair recorded an after-tax charge of $11 million in the fourth quarter of 1997 as the cumulative effect of an accounting change related to previously capitalized business process reengineering and information technology transformation costs.
Recently Issued Accounting Standard -- In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities which Praxair is required to adopt effective beginning
January 1, 2001.  Praxair is currently  evaluating  the impact on its  financial statements of adopting the standard and will comply as required. Reclassifications -- Certain prior years' amounts have been reclassified to conform to the current year's presentation.

NOTE 2
SEGMENT INFORMATION
Praxair operates principally in the industrial gases business through three reportable operating segments: North America, South America and Europe. In addition, Praxair operates its worldwide Surface Technologies business through its wholly-owned subsidiary, Praxair Surface Technologies, Inc. The All Other category is composed of Praxair's industrial gases business in Asia, Praxair's global supply systems business which designs, engineers and builds equipment that produces industrial gases (for internal use and external sale), and other globally managed functions including procurement, global marketing and business development. Corporate includes costs related to corporate functions.
     The accounting policies of the operating segments are the same as those described in Note 1. Praxair evaluates the performance of its operating segments based on operating profit, excluding intercompany royalties and other special charges. Sales are determined based on the country in which the legal subsidiary is domiciled and intersegment sales are not material. Research and development costs relating to Praxair's industrial gases business are managed globally and for purposes of segment reporting are allocated to operating segments based on sales. Long-lived assets includes property, plant and equipment; and patents, trademarks and goodwill.
     The table below presents information about reported segments for the years ended December 31, 1999, 1998 and 1997:

Segment  Information                    1999         1998         1997
----------------------------------------------------------------------
Sales:
North America                        $ 2,779      $ 2,752      $ 2,636
South America                            697          964          964
Europe                                   516          515          493
Surface Technologies                     456          420          381
All Other                                191          182          261
----------------------------------------------------------------------
  Total sales                        $ 4,639      $ 4,833      $ 4,735
======================================================================
Segment Operating Profit(a):
North America                        $   514      $   533      $   493
South America(b)                         163          199          197
Europe                                   123          109           93
Surface Technologies                      74           73           69
All Other                                (17)          (6)          19
Corporate                                (26)         (23)         (23)
----------------------------------------------------------------------
  Total segment operating profit     $   831      $   885      $   848
======================================================================
Total Assets(c):
North America                        $ 3,987      $ 3,917      $ 3,821
South America                          1,796        2,313        2,493
Europe                                   769          871          795
Surface Technologies                     705          523          397
All Other                                465          472          304
----------------------------------------------------------------------
  Total assets                       $ 7,722      $ 8,096      $ 7,810
======================================================================
Depreciation & Amortization:
North America                        $   260      $   267      $   254
South America                             86          116          108
Europe                                    49           47           46
Surface Technologies                      30           23           19
All Other                                 20           14           17
----------------------------------------------------------------------
  Total depreciation
    and amortization                 $   445      $   467      $   444
======================================================================
Capital Expenditures
and Acquisitions:
North America                        $   339      $   501      $   423
South America                            128          180          288
Europe                                    52           87           76
Surface Technologies                     198          130           94
All Other                                 72          124          122
----------------------------------------------------------------------
  Total capital expenditures
    and acquisitions                 $   789      $ 1,022      $ 1,003
======================================================================
                                                           (continued)
34

Segment Information                     1999         1998         1997
----------------------------------------------------------------------
Sales by Major Country:
United States                        $ 2,518      $ 2,508      $ 2,411
Brazil                                   507          786          823
All Other Foreign                      1,614        1,539        1,501
----------------------------------------------------------------------
  Total sales                        $ 4,639      $ 4,833      $ 4,735
======================================================================
Long-Lived Assets by
Major Country:
United States                        $ 2,752      $ 2,707      $ 2,426
Brazil                                 1,037        1,505        1,588
All Other Foreign                      2,044        1,935        1,806
----------------------------------------------------------------------
  Total long-lived assets            $ 5,833      $ 6,147      $ 5,820
======================================================================
                                                  (Millions of dollars)

(a) During 1998, Praxair recorded pre-tax special charges totaling $29 million for an impairment loss in Indonesia and a provision for an anticipated loss on the sale of an air separation plant to a third party. During 1997, Praxair recorded a pre-tax charge of $10 million related primarily to profit improvement initiatives in the North American business. The following are the operating profit impacts, by operating segment for these special charges.

Special Charges                      1999      1998       1997
--------------------------------------------------------------
Segment operating profit            $ 831     $ 885      $ 848
Less special charges:
  North America                        --        --        (10)
  All Other                            --       (29)        --
--------------------------------------------------------------
  Consolidated operating profit     $ 831     $ 856      $ 838
==============================================================
                                          (Millions of dollars)

(b) 1999 includes $21 million income from net income hedges in Brazil that were effectively closed out in the 1999 first quarter. As required by accounting standards, effective January 1, 1998 Brazil is no longer a hyperinflationary economy. This change increased the South American segment operating profit for 1998 by approximately $20 million versus 1997. The impact on sales was not significant.

(c) Includes equity investments as follows:

Equity Investments       1999     1998     1997
-----------------------------------------------
North America            $ 71     $ 66     $ 69
Europe                     77      101       88
Surface Technologies        1       --       --
All other (Asia)           85       84       53
-----------------------------------------------
  Total                  $234     $251     $210
===============================================
                           (Millions of dollars)

NOTE 3
INCOME TAXES
Pre-tax income applicable to U.S. and foreign operations is as follows:

Year Ended December 31,              1999     1998     1997
-----------------------------------------------------------
United States                        $262     $277     $290
Foreign                               365      319      332
-----------------------------------------------------------
Total income before income taxes     $627     $596     $622
===========================================================
                                      (Millions of dollars)

The following is an analysis of the provision for income taxes:

Year Ended December 31,      1999      1998       1997
------------------------------------------------------
Current tax expense
U.S. Federal                $  39     $  54      $  23
State and local                11        12         12
Foreign                        49        50         49
------------------------------------------------------
  Total current                99       116         84
------------------------------------------------------
Deferred tax expense
U.S. Federal                   49        29         65
Foreign                         4       (18)         2
------------------------------------------------------
  Total deferred               53        11         67
------------------------------------------------------
  Total income taxes        $ 152     $ 127      $ 151
======================================================
                                 (Millions of dollars)

Net deferred tax liabilities are comprised of the following:

December 31,                         1999     1998
--------------------------------------------------
Deferred Tax Liabilities
Fixed assets                         $685     $611
State and local                        10       10
Other                                 164      163
--------------------------------------------------
  Total deferred tax liabilities      859      784
--------------------------------------------------
Deferred Tax Assets
Benefit plans and related             194      163
Inventory                              22       19
Alternative minimum tax                58       42
Carryforwards-- gross                 115      175
Other                                  72       70
--------------------------------------------------
                                      461      469
Less: Valuation allowances              5        6
--------------------------------------------------
  Total deferred tax assets           456      463
--------------------------------------------------
  Net deferred tax liabilities       $403     $321
==================================================
                             (Millions of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

An analysis of the difference between the provision for income taxes and the amount computed by applying the U.S. statutory income tax rate to pre-tax income follows:

Year Ended December 31,              1999                1998                1997
----------------------------------------------------------------------------------
                            $           %       $           %       $           %
----------------------------------------------------------------------------------
U.S. statutory
  income tax rate          219        35.0     208        35.0     218        35.0
State and local taxes        7         1.1       8         1.3       8         1.3
U.S. tax credits            (4)       (0.6)     (3)       (0.5)     (1)       (0.1)
Foreign taxes              (72)      (11.6)    (80)      (13.4)    (65)      (10.5)
Other-- net                  2         0.3      (6)       (1.0)     (9)       (1.4)
----------------------------------------------------------------------------------
Provision for
  income tax               152        24.2     127        21.4     151        24.3
==================================================================================
                                                      (Dollar amounts in millions)

The valuation allowances decreased $1 million in 1999 (decreased $4 million in 1998 and decreased $1 million in 1997) all relating to foreign net operating loss carryforwards activity. At December 31, 1999, Praxair has approximately $17 million of foreign net operating loss carryforwards that expire principally through 2005, for which the deferred tax asset has been fully reserved by valuation allowances.
     During 1999, France, Japan and the United Kingdom decreased and Brazil increased their top marginal tax rate. During 1997, Italy and the United Kingdom decreased and France increased their top marginal tax rate. The effects of these tax rate changes were immaterial.
     Provision has not been made for additional Federal or foreign taxes at December 31, 1999 on $1,063 million of undistributed earnings of foreign subsidiaries that are planned to be reinvested indefinitely. These earnings could become subject to additional tax if they were remitted as dividends, loaned to Praxair, or upon sale of the subsidiary's stock. It is not practicable to estimate the amount or timing of the additional tax, if any, that might eventually be payable on the foreign earnings.

NOTE 4
DEBT AND FINANCIAL INSTRUMENTS

Debt-- The following is a summary of Praxair's outstanding debt at December 31, 1999 and 1998:

Debt                                          1999       1998
-------------------------------------------------------------
Short-Term
  Commercial paper and U.S. borrowings      $  632     $    2
  Canadian borrowings                            6        116
  South American borrowings                     65         95
  Other International borrowings                53         82
-------------------------------------------------------------
Total short-term debt                          756        295
-------------------------------------------------------------
Long-Term
U.S.:
  Commercial paper and U.S. borrowings          --        627
  6.25% Notes due 2000                          75         75
  6.70% Notes due 2001                         250        250
  6.625% Notes due 2003                         75         75
  6.75% Notes due 2003                         300        300
  6.15% Notes due 2003                         250        250
  6.85% Notes due 2005                         150        150
  6.90% Notes due 2006                         250        250
  6.625% Notes due 2007                        250        250
  8.70% Debentures due 2022
    (Redeemable after 2002)                    300        300
  Other borrowings                              31         50
Canadian borrowings                            177        204
South American borrowings                       80        123
Other International borrowings                  43         54
Obligations under capital leases                 8         21
-------------------------------------------------------------
                                             2,239      2,979
Less: current portion of long-term debt        128         84
-------------------------------------------------------------
Total long-term debt                         2,111      2,895
-------------------------------------------------------------
Total debt                                  $2,995     $3,274
=============================================================
                                        (Millions of dollars)

Praxair has available a $1.5 billion credit agreement which expires in December 2000 and is used to support commercial paper and other short-term U.S. bank borrowings. No borrowings were outstanding under this credit agreement at December 31, 1999 or 1998. At December 31, 1998, $627 million of short-term borrowings were classified as long-term debt because of the Company's intent to refinance this debt on a long-term basis and the availability of such financing under the terms of the credit agreement. At December 31, 1999, such borrowings were reclassified as short-term debt because the credit agreement expires within one year. At December 31, 1999 and December 31, 1998, the weighted-average interest rate on commercial paper and U.S bank borrowings was 5.5% and 5.8% respectively.
     Praxair's major bank credit and long-term debt agreements contain various covenants which may, among other things, restrict the ability of Praxair to merge with another entity, incur or guarantee debt, sell or transfer certain assets, create liens against assets, enter into sale and leaseback agreements, or pay dividends and make other distributions beyond certain limits. These agreements also require Praxair to meet leverage, net worth and interest coverage ratios. At December 31, 1999, Praxair was in compliance with all such covenants.
     Excluding commercial paper and U.S. bank borrowings, scheduled maturities on long-term debt are: 2000, $128 million; 2001, $337 million; 2002, $84 million; 2003, $696 million, 2004, $18 million and $976 million thereafter. At December 31, 1999, $114 million of Praxair's assets (principally international fixed assets) were pledged as security for long-term debt including the current portion of long-term debt.
     At December 31, 1999, the estimated fair value of Praxair's long-term debt portfolio was $2,207 million versus a carrying value of $2,239 million. At December 31, 1998 the estimated fair value of long-term debt was $3,055 million versus a carrying value of $2,979 million. These differences are attributable to interest rate changes subsequent to when the debt was issued.
     Financial Instruments -- Praxair has entered into various fixed rate interest swap agreements that effectively convert floating rate debt into fixed rate debt and are used to manage exposure to interest rate changes. At December 31, 1999 and 1998 the notional amount of fixed rate interest swap agreements was $80 million and $876 million, respectively. The outstanding swap agreements expire in 2001. The fair market value of these swaps approximated their carrying amounts at December 31, 1999 and 1998.
     Praxair is also a party to currency exchange forward contracts to manage its exposure to changing currency exchange rates. At December 31, 1999 and 1998, respectively, Praxair had $272 million and $406 million of currency exchange forward contracts outstanding: $222 million to hedge recorded balance sheet exposures ($280 million in 1998), $13 million to hedge firm commitments generally for the purchase of equipment related to construction projects ($26 million in 1998) and $37 million to hedge future net income, accounted for on a mark-to-market basis ($100 million in 1998). During January 2000 an additional $100 million of currency exchange forward contracts were entered into to hedge future net income. Additionally, at December 31, 1999 there was $56 million notional value of currency exchange forward contracts that effectively offset ($34 million in 1998). At December 31, 1999 and 1998, the fair market value of currency exchange contracts approximated their carrying amounts and the deferred gains and losses on these contracts were not material.
     In January 1999 Praxair entered into currency exchange forward contracts totaling $325 million for estimated Brazilian net income in 1999 and to hedge a portion of its Brazilian net investment. The net income hedge contracts resulted in a pre-tax gain of $21 million ($14 million after tax and minority interest) and the net investment hedge contracts resulted in a gain of approximately $60 million (after tax and minority interest) which was recognized on the balance sheet in the accumulated other comprehensive income (loss) (cumulative translation adjustment) component of shareholders' equity. The cash proceeds relating to the pre-tax gain on the net investment hedges (approximately $89 million) is shown in the financing section of the consolidated statement of cash flows under the caption "Minority transactions and other", and the pre-tax gain relating to the net income hedges is shown under the caption "net income" in operating cash flows.
     Counterparties to interest rate derivative contracts and currency exchange forward contracts are major financial institutions with credit ratings of investment grade or better and no collateral is required. There are no significant risk concentrations. Management believes the risk of incurring losses related to credit risk is remote and any losses would be immaterial.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 5
SHAREHOLDERS' EQUITY

At December 31, 1999 there were 500,000,000 shares of common stock authorized (par value $.01 per share) of which 164,215,383 shares were issued and 159,047,582 were outstanding. During 1997, Praxair reclassified $19 million to additional paid-in capital from other liabilities for deferred compensation that will be paid in common stock.
     The Board of Directors of Praxair declared a dividend distribution of one common stock purchase right (a "Right") for each share of Praxair's common stock outstanding at the close of business on June 30, 1992. The holders of any additional shares of Praxair's common stock issued after June 30, 1992 and before the redemption or expiration of the Rights are also entitled to one Right for each such additional share. Each Right entitles the registered holders, under certain circumstances, to purchase from Praxair one share of Praxair's common stock at $47.33 (subject to adjustment). At no time will the Rights have any voting power.
     The Rights may not be exercised until 10 days after a person or group acquires 15 percent or more of Praxair's common stock, or announces a tender offer that, if consummated, would result in 15 percent or more ownership of Praxair's common stock. Separate Rights certificates will not be issued and the Rights will not be traded separately from the stock until then.
     Should an acquirer become the beneficial owner of 15 percent or more of Praxair's common stock (other than as approved by Praxair's Board of Directors) and under certain additional circumstances, Praxair Rightholders (other than the acquirer) would have the right to buy common stock in Praxair, or in the surviving enterprise if Praxair is acquired, having a value of two times the exercise price then in effect. Also, Praxair's Board of Directors may exchange the Rights (other than the acquirer's Rights which will have become void), in whole or in part, at an exchange ratio of one share of Praxair common stock (and/or other securities, cash or other assets having equal value) per Right (subject to adjustment).
     The Rights will expire on June 30, 2002, unless exchanged or redeemed prior to that date. The redemption price is $.001 per Right. Praxair's Board of Directors may redeem the Rights by a majority vote at any time prior to the 20th day following public announcement that a person or group has acquired 15 percent of Praxair's common stock. Under certain circumstances, the decision to redeem requires the concurrence of a majority of the independent directors.

NOTE 6
PREFERRED STOCK
At December 31, 1999 and 1998, there were 25,000,000 shares of preferred stock (par value $.01 per share) authorized, of which, 750,000 shares were issued and outstanding. Each series of preferred stock ranks on parity with the other, and no dividends may be paid on Praxair common stock unless preferred stock dividends have been paid. The preferred stock has limited voting rights. Dividends are included in minority interests on the consolidated statement of income. Following is a summary of each series of preferred stock outstanding. Series A Preferred Stock -- There are 550,000 outstanding shares of Praxair 7.48% Cumulative Preferred Stock, Series A which are entitled to receive cumulative annual dividends of $7.48 per share, payable quarterly. The Series A Preferred Stock is mandatorily redeemable on, but not prior to, April 1, 2000 at a price of $100 per share and has a liquidation preference of $100 per share. Series B Preferred Stock -- There are 200,000 outstanding shares of Praxair 6.75% Cumulative Preferred Stock, Series B which are entitled to receive cumulative annual dividends of $6.75 per share, payable quarterly. The Series B Preferred Stock is mandatorily redeemable on, but not prior to, September 5, 2002 at a price of $100 per share and has a liquidation preference of $100 per share.

NOTE 7
SUPPLEMENTARY INCOME
STATEMENT INFORMATION

Year Ended December 31,                  1999          1998       1997
----------------------------------------------------------------------
Selling, General and Administrative
Selling                                 $ 314         $ 328      $ 333
General and administrative                327           316        329
----------------------------------------------------------------------
                                        $ 641         $ 644      $ 662
======================================================================
Other Income -- Net
Investment income                       $   9         $  14      $  13
Currency                                   38(a)          1          4
Partnership income                          7            12         12
Special charges(b)                         --           (29)       (10)
Other                                      23(c)         15         33(d)
----------------------------------------------------------------------
                                        $  77         $  13      $  52
======================================================================
Interest Expense
Interest incurred on debt               $ 234         $ 296      $ 248
Interest capitalized                      (30)          (36)       (32)
----------------------------------------------------------------------
                                        $ 204         $ 260      $ 216
======================================================================
Minority Interests
Minority interests                      $ (39)(e)     $ (49)     $ (58)
Preferred stock dividends                  (6)           (6)        (8)
----------------------------------------------------------------------
                                        $ (45)        $ (55)     $ (66)
======================================================================
                                                  (Millions of dollars)

(a) Includes a $21 million gain related to net income hedges in Brazil (see Note
4) as well as gains from net income hedges, primarily in Europe.

(b) In the fourth quarter of 1998, Praxair recorded a charge of $29 million ($18 million after tax) related to its investment in Indonesia ($19 million or $11 million after tax) and an anticipated loss on an air separation plant under construction for a third party ($10 million or $7 million after tax). In the fourth quarter of 1997, Praxair recorded a charge of $10 million ($6 million after tax) related primarily to profit improvement initiatives in its North America packaged gases business.

(c) Includes $50 million of income related to the redemption of preference shares from an earlier business sale and $12 million of income related to the collection of a note receivable from an earlier business sale, with offsetting costs related to postemployment benefits and an anticipated loss on the sale of an air separation plant under construction for a third party.

(d) Includes $11 million from a favorable judgement related to a dispute with State public hospitals in Brazil.

(e) During the first quarter of 1999, Praxair's South American subsidiary, S.A. White Martins, completed a rights offering resulting in Praxair's ownership interest in White Martins increasing from 69.33% at December 31, 1998 to 76.57% at December 31, 1999. As consideration for the additional shares it purchased during the rights offering, Praxair used approximately $138 million of intercompany loans it had previously made to White Martins. Approximately $15 million of the rights offering was purchased by minority shareholders.

NOTE 8
INCENTIVE PLANS AND STOCK OPTIONS
The 1992 Praxair Long-Term Incentive Plan (the "1992 Plan") provides for granting nonqualified or incentive stock options, stock grants, performance awards, and other stock-related incentives for key employees. Awards may be made under the 1992 Plan through the year 2001.
     Under the 1992 Plan, the total number of shares available for options or stock grants shall not exceed one percent of the number of shares outstanding on the first day of each year, plus any shares that were available but not used in a prior year up to two percent of the total number of shares outstanding on the first day of the year of the grant. Option prices for Incentive Stock Options must be equal to the closing price of Praxair's common stock on the date of the grant. The options issued under the 1992 Plan become exercisable only after one or more years, and the option term can be no more than ten years.
     In 1996, the Board of Directors approved the 1996 Praxair, Inc. Performance Incentive Plan (the "1996 Plan") that provides for granting nonqualified or incentive stock options, stock grants, performance awards and other stock-related incentives for Praxair employees other than officers and directors, employees subject to Section 16 of the Securities Exchange Act of 1934 and employees subject to Section 162(m) of the Internal Revenue Code. Under the 1996 Plan, the number of shares of stock available for options or grants in each calendar year is limited to two percent of the total number of shares of common stock outstanding as of the first day of the year plus any carryover shares from prior years that were not granted up to a maximum of four percent of the shares of common stock that were outstanding on the first day of the year. Options granted under the 1996 Plan have terms and conditions identical to those that may be granted under the 1992 Plan.
     Effective January 1, 1997, Praxair initiated a three-year long-term incentive program by granting performance share equivalents and stock options to corporate officers and other key employees under the applicable Incentive Plan. Because Praxair's average annual earnings per share growth for the three year performance period was 10.7%

NOTES TO CONSOLIDATED  FINANCIAL  STATEMENTS

versus the 15% target established for this program, 71.1% of the performance share equivalents or 652,421 share equivalents vested on January 1, 2000, according to a pre-determined formula. Vested performance share equivalents are payable primarily in shares of Praxair, Inc. common stock. Settlement is scheduled for March 2000. Pre-tax compensation expense related to this plan was $10 million in 1999, $8 million in 1998 and $15 million in 1997.

     The following table summarizes the changes in outstanding shares under option and performance share equivalents for 1999, 1998, and 1997 (options in thousands):

                                   Stock Options
                               -------------------------
                                                 Average     Performance
                                                Exercise         Stock &
   Activity                    Options             Price   Equivalents(a)
-------------------------------------------------------------------------
Outstanding at
  December 31, 1996             11,477         $   21.03         639
Granted                          1,232         $   50.63         992
Exercised                       (1,737)        $   15.11          --
Vested                              --             --           (639)
Cancelled or expired               (73)        $   40.19         (24)
--------------------------------------------------------------------
Outstanding at
  December 31, 1997             10,899         $   25.20         968
Granted                          2,022         $   40.98          14
Exercised                         (889)        $   19.63          --
Cancelled or expired               (60)        $   46.00         (31)
--------------------------------------------------------------------
Outstanding at
  December 31, 1998             11,972         $   28.17         951
Granted                          2,946         $   40.98          --
Exercised                       (2,138)        $   19.48          --
Cancelled or expired              (104)        $   44.78        (299)
--------------------------------------------------------------------
Outstanding at
  December 31, 1999(b)          12,676         $   32.47         652
--------------------------------------------------------------------
Options exercisable at:
  December 31, 1997              7,167         $   15.51
  December 31, 1998              7,728         $   18.95
  December 31, 1999(b)           6,650         $   23.86
====================================================================
(a) The weighted-average price per share on the date performance share equivalents were granted was $50.26 in 1998 and $46.25 in 1997.

(b) The following table summarizes information about options outstanding and exercisable at December 31, 1999 (options in thousands, life in years):

                              Outstanding           Exercisable
                           ------------------   ------------------
Range of          Average   Number    Average    Number    Average
Exercise        Remaining       of   Exercise        of   Exercise
Prices               Life  Options      Price   Options      Price
------------------------------------------------------------------
$ 9.80-$13.95         1.4    1,914     $11.96     1,914     $11.96
$15.50-$24.38         3.9    2,788     $18.08     2,788     $18.08
$26.25-$36.00         8.4    2,192     $33.92       485     $33.57
$36.06-$45.00         8.7    2,278     $42.15       473     $38.91
$45.06-$56.13         7.9    3,504     $47.93       990     $51.21
                            ------                -----
$9.80-$56.13          6.3   12,676     $32.47     6,650     $23.86
==================================================================

Pro forma information:
SFAS No. 123 requires Praxair to disclose pro forma net income and pro forma earnings per share amounts as if compensation expense was recognized for options granted after 1994. Using this approach, pro forma net income and the related basic and diluted earnings per share amounts would be as follows:

Year Ended December 31,             1999         1998         1997
------------------------------------------------------------------
Net Income:
As reported                     $    431     $    425     $    405
Pro forma                       $    411     $    409     $    391
Basic Earnings per Share:
As reported                     $   2.71     $   2.68     $   2.56
Pro forma                       $   2.58     $   2.58     $   2.47
Diluted Earnings per Share:
As reported                     $   2.66     $   2.60     $   2.46
Pro forma                       $   2.53     $   2.50     $   2.37
------------------------------------------------------------------

The weighted average fair value of options granted during 1999 was $13.80 ($12.57 in 1998 and $16.54 in 1997). These values, which were used as a basis for the pro forma disclosures, were estimated using the Black-Scholes Options-Pricing Model with the following weighted average assumptions used for grants in 1999, 1998, and 1997:

Year Ended December 31,          1999        1998        1997
-------------------------------------------------------------
Dividend yield                   1.0%        1.0%        1.0%
Volatility                      31.0%       28.0%       27.0%
Risk-free interest rate          5.5%        5.2%        6.1%
Expected term -- years           5.0         5.0         5.0
-------------------------------------------------------------

These pro forma disclosures may not be representative of the effects for future years since options vest over several years, and additional awards generally are made each year.

NOTE 9
SUPPLEMENTARY BALANCE SHEET INFORMATION

 December 31,                                      1999         1998
--------------------------------------------------------------------
 Accounts Receivable
 Trade                                          $   846      $   904
 Other                                               36           44
--------------------------------------------------------------------
                                                    882          948
 Less: allowance for doubtful accounts(a)            34           29
--------------------------------------------------------------------
                                                $   848      $   919
====================================================================
 Inventories(b)
 Raw materials and supplies                     $   104      $   115
 Work in process                                     50           38
 Finished goods                                     156          166
--------------------------------------------------------------------
                                                $   310      $   319
====================================================================
 Property, Plant and Equipment-- Net
 Land and improvements                          $   190      $   205
 Buildings                                          562          536
 Machinery and equipment                          7,209        7,102
 Construction in progress and other                 620          835
 Less: accumulated depreciation                   3,861        3,803
--------------------------------------------------------------------
                                                $ 4,720      $ 4,875
====================================================================
 Other Long-Term Assets
 Patents, trademarks and goodwill(c)            $ 1,113      $ 1,272
 Deposits(d)                                         34           49
 Other                                              286          255
--------------------------------------------------------------------
                                                $ 1,433      $ 1,576
====================================================================
 Other Current Liabilities
 Accrued accounts payable                       $   132      $   150
 Payrolls                                           102           94
 Employee benefits and related                       41           45
 Special charges(e)                                   5            7
 Accrued interest payable                            37           42
 Other                                               88          131
--------------------------------------------------------------------
                                                $   405      $   469
====================================================================
 Other Long-Term Liabilities
 Employee benefits and related                  $   462      $   439
 Special charges(e)                                   7           11
 Other(d)                                            93          103
--------------------------------------------------------------------
                                                $   562      $   553
====================================================================
 Deferred Credits
 Income taxes(f)                                $   434      $   357
 Deferred gain on sale leaseback (Note 11)          152           88
 Other                                               14           20
--------------------------------------------------------------------
                                                $   600      $   465
====================================================================
                                                         (continued)

 December 31,                                      1999         1998
--------------------------------------------------------------------
 Accumulated Other Comprehensive Income
 (Loss) (cumulative translation adjustment)
 North America                                  $  (167)     $  (181)
 South America(g)                                  (494)        (138)
 Europe                                            (123)         (51)
 Surface Technologies                                (8)           1
 All Other                                          (36)         (43)
--------------------------------------------------------------------
                                                $  (828)     $  (412)
====================================================================
                                               (Millions of dollars)

(a) Provisions to the allowance for doubtful accounts were $22 million, $13 million and $11 million in 1999, 1998 and 1997, respectively.

(b) Approximately 31% of total inventories were valued using the LIFO method at December 31, 1999 and 1998. If inventories had been valued at current costs, they would have been approximately $26 million and $25 million higher than reported at December 31, 1999 and 1998, respectively.

(c) Net of accumulated amortization of $161 million in 1999 and $143 million in 1998.

(d) $24 million and $28 million of other long-term assets and other long-term liabilities in Brazil have been offset in 1999 and 1998, respectively.

(e) The table below summarizes the activity (primarily cash payments) in the 1996 CBI integration accrual and the 1997 North American packaged gases' accrual (see Note 7). The remaining other exit costs are primarily related to estimated net costs associated with lease commitments for surplus office and production space.

                                                Other       Total
Accrual-- Special Charges      Severance   Exit Costs     Accrual
-----------------------------------------------------------------
Balance, January 1, 1996            $ --         $ --        $ --
  CBI integration*                    50           35          85
  1996 activity                      (29)         (10)        (39)
-----------------------------------------------------------------
Balance, December 31, 1996          $ 21         $ 25        $ 46
  North American packaged gases       --           10          10
  1997 activity                      (21)          (9)        (30)
-----------------------------------------------------------------
Balance, December 31, 1997          $ --         $ 26        $ 26
  1998 activity                       --           (8)         (8)
-----------------------------------------------------------------
Balance, December 31, 1998          $ --         $ 18        $ 18
  1999 activity                       --           (6)         (6)
-----------------------------------------------------------------
Balance,  December  31, 1999        $ --         $ 12        $ 12
=================================================================
                                            (Millions of dollars)
*In the first quarter of 1996, Praxair recorded a charge of $85 million ($53 million after tax) for the integration of the Liquid Carbonic business of CBI and Praxair.

(f) Deferred income taxes related to current items are included in prepaid and other current assets in the amount of $31 million in 1999 and $36 million in 1998.

(g) 1999 consists primarily of currency translation adjustments in Brazil and is net of a $60 million gain related to Brazilian net investment hedges (see Note
4). 1998 includes a cumulative adjustment of $57 million related to the functional currency change in Brazil (see Note 1).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 10
RETIREMENT PROGRAMS
Pensions -- Praxair has two main U.S. retirement programs which are non-contributory defined benefit plans, the Praxair Retirement Program and the CBI Retirement Program. Pension benefits for both are based predominantly on years of service, age and compensation levels prior to retirement. Pension coverage for employees of Praxair's international subsidiaries generally is provided by those companies through separate plans. Obligations under such plans are typically provided for by depositing funds with trustees, under insurance policies, or by book reserves.
     Praxair's North American packaged gases business has two defined contribution plans. Company contributions to these plans are calculated as a percentage of salary based on age plus service. U.S. employees may supplement the Company contributions up to the maximum allowable by IRS regulations. The cost for these plans was $4 million in 1999 and 1998, and $3 million in 1997(not included in the tables that follow).
     U.S. employees other than the packaged gas business are eligible to participate in a defined contribution savings plan. Employees may contribute up to 18% of their compensation, subject to the maximum allowable by IRS regulations. Company contributions to this plan are calculated on a graduated scale based on employee contributions to the plan. The cost for this plan was $10 million in 1999 and 1998, and $9 million in 1997 (not included in the tables that follow).
Postretirement Benefits Other Than Pensions (OPEB) -- Praxair provides health care and life insurance benefits to certain eligible retired employees. These benefits are provided through various insurance companies and health care providers. Praxair is obligated to make payments for a portion of postretirement benefits related to retirees of Praxair's former parent. As part of the CBI acquisition in 1996, Praxair assumed responsibility for health care and life insurance benefit obligations for CBI's retired employees. Praxair does not currently fund its postretirement benefits obligations. The retiree plans may be changed or terminated by Praxair at any time for any reason with no liability to current or future retirees.

Pension and Postretirement  Benefit  Costs
The components of net pension and OPEB costs for 1999, 1998 and 1997 are shown below:

                                          PENSIONS                        OPEB
                                  ------------------------      ------------------------
Year Ended December 31,           1999      1998      1997      1999      1998      1997
----------------------------------------------------------------------------------------
Net Benefit Cost
Service cost                      $ 35      $ 35      $ 33      $  7      $  7      $  5
Interest cost                       63        59        56        13        13        15
Expected return on assets          (72)      (67)      (62)       --        (1)       (1)
Net amortization and deferral       (1)       --         1        (7)       (9)       (8)
----------------------------------------------------------------------------------------
Net periodic benefit cost         $ 25      $ 27      $ 28      $ 13      $ 10      $ 11
========================================================================================
                                                                   (Millions of dollars)

The changes in benefit obligation and plan assets and the funded status reconciliation as of December 31, 1999 and 1998 for Praxair's significant pension and OPEB programs are shown below:

                                                                PENSIONS
                                                --------------------------------------
                                                      1999                  1998                   OPEB
                                                ----------------      ----------------      ----------------
Year Ended December 31,                          U.S.      INT'L       U.S.      INT'L       1999       1998
------------------------------------------------------------------------------------------------------------
Change in Benefit Obligation
Benefit obligation, January 1                   $ 678      $ 339      $ 617      $ 308      $ 227      $ 229
Service cost                                       24         11         22         13          7          7
Interest cost                                      46         18         42         18         14         14
Participant contributions                          --         --         --          1          8          9
Plan amendments                                    --         --         --         --        (12)       (14)
Actuarial loss (gain)                             (60)        (2)        20         20          2         14
Benefits paid                                     (27)       (15)       (23)       (16)       (25)       (30)
Curtailments                                       --         --         --         (3)        --         (1)
Currency translation                               --        (41)        --         (2)        (6)        (1)
------------------------------------------------------------------------------------------------------------
Benefit obligation, December 31                  $661      $ 310      $ 678      $ 339      $ 215      $ 227
------------------------------------------------------------------------------------------------------------

Change in Plan Assets
Fair value of plan assets, January 1            $ 643      $ 285      $ 589      $ 277      $   7      $  10
Actual return on plan assets                       77         41         75         24          1          3
Participant contributions                          --         --         --          1         --         --
Company contributions                              --          7         --          7         --         --
Benefits paid                                     (24)       (12)       (21)       (16)        (3)        (6)
Currency translation                               --        (22)        --         (8)        --         --
------------------------------------------------------------------------------------------------------------
Fair value of plan assets, December 31          $ 696      $ 299      $ 643      $ 285      $   5      $   7
------------------------------------------------------------------------------------------------------------

Funded Status Reconciliation
Funded status, December 31                      $  35      $ (11)     $ (35)     $ (54)     $(210)     $(220)
Unrecognized (gains) losses-- net                (145)       (29)       (61)         1         (7)        (6)
Unrecognized prior service cost                     5          7          6         (2)       (22)       (16)
Unrecognized transition amount                     (2)        --         (3)         5         --         --
------------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost, December 31     $(107)     $ (33)     $ (93)     $ (50)     $(239)     $(242)
============================================================================================================
                                                                                        (Millions of dollars)


                                                                                                          43

NOTES TO CONSOLIDATED  FINANCIAL STATEMENTS

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $192 million, $176 million, and $126 million, respectively, as of December 31, 1999 ($172 million, $144 million and $81 million, respectively, as of December 31, 1998).
     The weighted average or range of assumptions for the Company's pension and OPEB benefit plans were as follows:

                                                                International
                                         U.S. Plans                 Plans
                                    ------------------      --------------------
Year Ended December 31,               1999        1998         1999        1998
--------------------------------------------------------------------------------
Discount rate                        7.75%       6.75%         4-9%        4-9%
Rate of increase in
  compensation levels                4.75%        4.0%         2-7%        2-7%
Expected long-term rate
  of return on plan assets            9.5%        9.5%      5.5-10%        5-9%
--------------------------------------------------------------------------------

For measurement purposes, a 6.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000, gradually reducing to 5.5% in 2002 and thereafter. These health care cost trend rate assumptions have an impact on the amounts reported. To illustrate the effect, a one-percentage point change in assumed health care cost trend rates would have the following effects:

                                    One-Percentage    One-Percentage
Sensitivity                         Point Increase    Point Decrease
--------------------------------------------------------------------
Effect on the total of service
  and interest cost components
  of net OPEB benefit cost                    $  2             $ (2)
Effect on OPEB benefit
  obligation                                  $ 10             $(10)
--------------------------------------------------------------------
                                               (Millions of dollars)

NOTE 11
LEASES
For operating leases, primarily involving manufacturing and distribution equipment and office space, noncancelable commitments extending for more than one year will require the following future minimum payments at December 31, 1999:

Lease Payments
----------------------------------------------------
2000          $ 87                2003          $ 43
2001          $ 71                2004          $ 39
2002          $ 54          after 2004          $170
----------------------------------------------------
                               (Millions of dollars)

Included in these totals are $53 million of lease commitments to Praxair's former parent company, principally for office space. Praxair is also contingently required to pay certain Canadian lease obligations of the former parent company in the event of a default totaling approximately $14 million ($21 million Canadian). If such payment is required, Praxair has a legal right to set off any such amounts paid against other amounts it owes to the former parent company for lease commitments.
     Total lease and rental expenses under operating leases were $94 million in 1999, and $80 million in 1998 and $70 million in 1997. The present value of the future lease payments under operating leases is approximately $346 million at December 31, 1999.
     During 1999 and 1998, Praxair sold and leased back certain U.S. distribution and liquid storage equipment for $80 million and $150 million, respectively. These operating leases have an initial two-year term with purchase and lease renewal options at projected future fair market values beginning in 2001 and 2000, respectively.

NOTE 12
COMMITMENTS AND CONTINGENCIES
In the normal course of business, Praxair is involved in legal proceedings and claims with both private and governmental parties. These cover a variety of items, including product liability and environmental matters. In some of these cases, the remedies that may be sought or damages claimed are substantial. While it is impossible at this time to determine with certainty the ultimate outcome of any of these cases, in the opinion of management, they will not have a material adverse effect on the consolidated financial position of Praxair or on the consolidated results of operations or cash flows in a given year. Should any losses be sustained in connection with any of these cases in excess of provisions therefore, they will be charged to income in the future.
     In September 1996, Praxair was named as a defendant in a four count lawsuit filed by Airgas, Inc., a competitor, in the Philadelphia Court of Common Pleas alleging essentially that Praxair breached an oral contract with Airgas by acquiring CBI Industries, Inc. without allowing Airgas to participate in the acquisition. The complaint also contained allegations of conversion, fraud and quantum meruit. On July 1, 1999 a Philadelphia Court of Common Pleas jury returned a verdict in favor of Praxair on all counts. No appeal was taken, and the case is now closed.
     In 1992, Praxair's 60%-owned Italian subsidiary entered into an unconditional long-term purchase agreement for oxygen and nitrogen to be used to supply existing merchant liquid customers. Obligations in connection with financing under this agreement total $16 million ($13 million on a present value basis), with annual obligations of $2 million over the next 5 years, and $4 million thereafter. Total purchases of product in 1999, 1998 and 1997, including other amounts purchased under this agreement, were $3 million annually.
     Praxair has entered into operating leases on distribution and liquid storage equipment which include residual value guarantees not to exceed $195 million. Management expects any losses under these guarantees to be remote.
     At December 31, 1999, the estimated cost of completing authorized construction projects in the normal course of business is $201 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 13
QUARTERLY DATA (UNAUDITED)

1999                                                                  1Q             2Q            3Q            4Q          Year
---------------------------------------------------------------------------------------------------------------------------------
Sales                                                          $   1,118      $   1,149     $   1,169     $   1,203     $   4,639
Cost of sales                                                  $     652            673           691           716     $   2,732
Depreciation and amortization                                  $     113            111           111           110     $     445
Operating profit(a)                                            $     211            201           208           211     $     831
---------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of an accounting change(a)     $     108      $     107     $     112     $     114     $     441
Cumulative effect of an accounting change(b)                         (10)            --            --            --           (10)
Net income(a)                                                  $      98      $     107     $     112     $     114     $     431
---------------------------------------------------------------------------------------------------------------------------------
Basic per Share Data:(a)
Income before cumulative effect of an accounting change        $     .68      $     .67     $     .70     $     .71      $   2.77
Cumulative effect of an accounting change(b)                        (.06)            --            --            --          (.06)
Net income                                                     $     .62      $     .67     $     .70     $     .71      $   2.71
Weighted average shares (000's)                                  158,138        159,363       159,704       159,915       159,280
---------------------------------------------------------------------------------------------------------------------------------
Diluted per Share Data:(a)
Income before cumulative effect of an accounting change        $     .67      $     .66     $     .69     $     .70      $   2.72
Cumulative effect of an accounting change(b)                        (.06)            --            --            --          (.06)
Net income                                                     $     .61      $     .66     $     .69     $     .70      $   2.66
Weighted average shares (000's)                                  161,819        162,641       162,564       162,566       162,222
---------------------------------------------------------------------------------------------------------------------------------
                                                                              (Dollar amounts in millions, except per share data)

1998                                                                  1Q             2Q            3Q            4Q          Year
---------------------------------------------------------------------------------------------------------------------------------
Sales                                                          $   1,201      $   1,234     $   1,201     $   1,197     $   4,833
Cost of sales                                                  $     697            711           697           702     $   2,807
Depreciation and amortization                                  $     115            119           118           115     $     467
Operating profit(c)                                            $     214            227           225           190     $     856
---------------------------------------------------------------------------------------------------------------------------------
Net income(c)                                                  $     102      $     108     $     108     $     107     $     425
---------------------------------------------------------------------------------------------------------------------------------
Basic per Share Data:(c)
Net income                                                     $     .65      $     .68     $     .68     $     .68      $   2.68
Weighted average shares (000's)                                  158,058        158,623       158,893       157,297       158,462
---------------------------------------------------------------------------------------------------------------------------------
Diluted per Share Data:(c)
Net income                                                     $     .62      $     .66     $     .66     $     .66      $   2.60
Weighted  average shares (000's)                                 164,236        164,057       163,417       162,341       163,356
---------------------------------------------------------------------------------------------------------------------------------
                                                                              (Dollar amounts in millions,  except per share data)

(a) Operating profit, net income and per share amounts for the 1999 first quarter and year include income of $21 million, $14 million and $.09 per share, respectively related to net income hedges in Brazil (see Note 4).

(b) Related to a required accounting change for start-up costs (see Note 1).

(c) Operating profit and net income for the 1998 fourth quarter and year include special charges of $29 million and $18 million, respectively, related primarily to an impairment loss in Indonesia and a provision for an anticipated loss on the sale of an air separation plant to a third party (see Note 7). Net income includes non-recurring tax credits totaling $18 million related to the favorable settlement of certain tax matters for the 1998 fourth quarter and year.

       MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL STATEMENTS

Praxair's consolidated financial statements are prepared by management, which is responsible for their fairness, integrity and objectivity. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States applied on a consistent basis except for accounting changes as disclosed and include amounts that are estimates and judgments. All historical financial information in this annual report is consistent with the accompanying financial statements.
     Praxair maintains accounting systems, including internal accounting controls monitored by a staff of internal auditors, that are designed to provide reasonable assurance of the reliability of financial records and the protection of assets. The concept of reasonable assurance is based on recognition that the cost of a system should not exceed the related benefits. The effectiveness of those systems depends primarily upon the careful selection of financial and other managers, clear delegation of authority and assignment of accountability, inculcation of high business ethics and conflict-of-interest standards, policies and procedures for coordinating the management of corporate resources and the leadership and commitment of top management.
     Praxair's consolidated financial statements are audited by PricewaterhouseCoopers LLP, independent accountants, in accordance with auditing standards generally accepted in the United States. These standards provide for a review of Praxair's internal accounting controls to the extent they deem appropriate in order to issue their opinion on the financial statements.
     The Audit Committee of the Board of Directors, which consists solely of non-employee directors, is responsible for overseeing the functioning of the accounting system and related controls and the preparation of annual financial statements. The Audit Committee periodically meets with management, internal auditors and the independent accountants to review and evaluate their accounting, auditing and financial reporting activities and responsibilities. The independent accountants and internal auditors have full and free access to the Audit Committee and meet with the Committee, with and without management present.


/s/ H. William Lichtenberger            /s/ John A. Clerico
H. William Lichtenberger                John A. Clerico
Chairman & Chief Executive Officer      Executive Vice President
                                        & Chief Financial Officer

/s/ J. Robert Vipond
J. Robert Vipond
Vice President & Controller

Danbury, Connecticut
February 8, 2000

REPORT OF INDEPENDENT ACCOUNTANTS

                                              [PricewaterhouseCoopers LOGO]


To the Board of Directors and Shareholders of Praxair, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Praxair, Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP
Stamford, Connecticut
February 8, 2000

FIVE-YEAR FINANCIAL SUMMARY

Year Ended December 31,                                        1999          1998          1997          1996(a)         1995
-----------------------------------------------------------------------------------------------------------------------------
From the Income Statement
Sales                                                     $   4,639     $   4,833     $   4,735     $   4,449       $   3,146
Cost of sales                                                 2,732         2,807         2,764         2,564           1,777
Selling, general and administrative                             641           644           662           688             496
Depreciation and amortization                                   445           467           444           420             279
Research and development                                         67            72            79            72              61
Other income (expenses)-- net(b)                                 77            13            52           (58)             15
-----------------------------------------------------------------------------------------------------------------------------
Operating profit                                                831           856           838           647             548
Interest expense                                                204           260           216           195             116
-----------------------------------------------------------------------------------------------------------------------------
Income before taxes                                             627           596           622           452             432
Income taxes(b)                                                 152           127           151           110             122
-----------------------------------------------------------------------------------------------------------------------------
Income of consolidated entities                                 475           469           471           342             310
Minority interests                                              (45)          (55)          (66)          (68)            (50)
Income from equity investments                                   11            11            11             8               2
-----------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting changes           441           425           416           282             262
Cumulative effect of accounting changes(c)                      (10)           --           (11)           --              --
-----------------------------------------------------------------------------------------------------------------------------
Net income                                                $     431     $     425     $     405     $     282       $     262
=============================================================================================================================
Per Share Data(c)
Basic earnings per share:
  Income before cumulative effect of accounting changes   $    2.77     $    2.68     $    2.63     $    1.85       $    1.89
  Net income                                              $    2.71     $    2.68     $    2.56     $    1.85       $    1.89
Diluted earnings per share:
  Income before cumulative effect of accounting changes   $    2.72     $    2.60     $    2.53     $    1.77       $    1.82
  Net income                                              $    2.66     $    2.60     $    2.46     $    1.77       $    1.82
Cash dividends per share                                  $     .56     $     .50     $     .44     $     .38       $     .32
-----------------------------------------------------------------------------------------------------------------------------
Weighted Average Shares Outstanding (000's)
Basic shares outstanding                                    159,280       158,462       158,095       152,654         138,818
Diluted shares outstanding                                  162,222       163,356       164,053       159,038         144,147
-----------------------------------------------------------------------------------------------------------------------------
Capital
Total debt                                                $   2,995     $   3,274     $   3,305     $   3,265       $   1,318
Minority interests                                              359           487           521           493             408
Preferred stock                                                  75            75            75            75              --
Shareholders' equity                                          2,290         2,332         2,122         1,924           1,121
-----------------------------------------------------------------------------------------------------------------------------
Total capital                                             $   5,719     $   6,168     $   6,023     $   5,757       $   2,847
=============================================================================================================================
Other Information and Ratios
Operating profit as a percentage of sales(b)                   17.9%         18.3%         17.9%         16.5%           17.4%
Return on average shareholders' equity(b)                      19.1%         19.1%         20.9%         22.0%           26.7%
Capital expenditures and acquisitions                     $     789     $   1,022     $   1,003     $   3,333       $     802
Total assets                                              $   7,722     $   8,096     $   7,810     $   7,538       $   4,134
Shares outstanding at year-end (000's)                      159,048       157,571       157,373       157,489         140,536
Debt-to-capital ratio                                          52.4%         53.1%         54.9%         56.7%           46.3%
Number of employees                                          24,102        24,834        25,388        25,271          18,222
-----------------------------------------------------------------------------------------------------------------------------
                                                                          (Dollar amounts in millions, except per share data)

(a) Effective in 1996, results reflect the acquisition of CBI Industries, Inc. Capital expenditures and acquisitions include $2.2 billion associated with the CBI acquisition (including $735 million of debt assumed). Number of employees excludes those at facilities held for sale.

(b) Other income (expenses) -- net includes special charges of $29 million and $10 million in 1998 and 1997, respectively (see Note 7 to the consolidated financial statements). 1998 income taxes include $18 million special tax credits. 1996 other income (expenses) -- net includes an $85 million special charge related to CBI integration activities. Operating profit as a percentage of sales excludes the impact of these special charges. The return on average shareholders' equity excludes these special items and is based on income before cumulative effect of accounting changes.

(c) 1999 net income includes the cumulative effect of a change in accounting for previously capitalized start-up costs of $10 million or $0.06 per share for both basic and diluted earnings per share. 1997 net income includes the cumulative effect of a change in accounting for previously capitalized business process reengineering and information technology transformation costs of $11 million or $0.07 per share for both basic and diluted earnings per share.

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

Ronald L. Kuehn, Jr.
Chairman, El Paso Energy Corporation
Audit; Compensation & Management Development (Chairman) Committees

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

H. Mitchell Watson, Jr.
President, Sigma Group of America
Audit; Compensation & Management Development Committees

Officers, Regional Management and Advisory Council

Office of the Chairman
H. William Lichtenberger
Chairman & Chief Executive Officer

Dennis H. Reilley
President & Chief Executive Officer
effective 3/15/00

Paul J. Bilek
Executive Vice President

John A. Clerico
Executive Vice President & Chief Financial Officer

Thomas W. von Krannichfeldt
Executive Vice President

Officers

Bal Agrawal
Vice President, E-Business & Services

Leonard M. Baker
Vice President, Technology

David H. Chaifetz
Vice President, General Counsel & Secretary

Frank J. Crespo
Vice President, Semiconductor Materials Business

Michael E. DeDomenico
President, Praxair Distribution, Inc.

Theodore W. Dougher
Vice President, Engineering and Supply Systems

Michael J. Douglas
Vice President, Primary Metals Market

James J. Fuchs
President, Praxair Asia

Ivan Ferreira Garcia
Chief Executive Officer, S.A. White Martins

Barbara R. Harris
Vice President, Human Resources

John F. Hill
Chief Information Officer

Randy S. Kramer
Vice President, Carbon Dioxide Product and Services

Michael R. Lutz
Vice President, Safety and Production Excellence

Ricardo Malfitano
President, North American Industrial Gases & President, Praxair Canada

Sunil Mattoo
Vice President, Strategic Planning & Marketing

Nigel D. Muir
Vice President, Communications & Public Relations

John S. Pirretti
Vice President, Metal Fabrication Market

Frank L. Ridding
President, Praxair Surface Technologies, Inc.

Scott K. Sanderude
Vice President, Food & Beverage Market

Sally A. Savoia
Vice President, Healthcare Market

James S. Sawyer
Vice President & Treasurer

J. Robert Vipond
Vice President & Controller

Alan J. Westendorf
President, Praxair Europe

Daniel H. Yankowski
Vice President, Chemicals and Refining Business

Regional Management

North America
Murray G. Covello
Managing Director, Praxair Canada

Cesar Guajardo
Managing Director, Praxair Mexico

Eduardo Menezes
President, Praxair Puerto Rico

South America
Domingos Bulus
Assistant Director, Andean Treaty Countries

Albino Carneiro
Assistant Director, South Cone Countries

Marcelo Pereira Quintaes
Vice President, Industrial Gases, Brazil

Europe
Miguel Martinez Astola
Managing Director, Spain and Portugal

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

Enzo Debernardi
Senior Counsultant, Paraguay

Carlos Langone
Consultant, Brazil

Agostino Rocca
President for Latin America, Organizacion Techint, Argentina

Paolo Rocca
President, Organizacion Techint, Argentina

Benjamin Steinbruch
Chairman, Companhia Siderugica Nacional, Brazil

Information for Investors

Common Stock Information
Praxair lists its common stock for trading on the New York Stock Exchange under the stock symbol, "PX." Unlisted trading privileges also have been granted by the Pacific, Cincinnati and Midwest Stock Exchanges. There were 24,519 shareholders of record as of December 31, 1999.

Shareholder Returns
Closing high and low stock prices and dividends, as reported by the New York Stock Exchange, are presented below:

Stock Prices and Dividends
--------------------------------------------------------------
                           High         Low          Dividends
1999
Fourth quarter             $51.125      $43.188      $0.14
Third quarter              $50.938      $41.500      $0.14
Second quarter             $58.125      $35.250      $0.14
First quarter              $37.563      $32.313      $0.14
--------------------------------------------------------------
1998
Fourth quarter             $40.938      $32.000      $0.125
Third quarter              $50.125      $31.250      $0.125
Second quarter             $53.563      $44.438      $0.125
First quarter              $51.438      $40.563      $0.125
--------------------------------------------------------------
1997
Fourth quarter             $49.313      $40.875      $0.11
Third quarter              $57.563      $50.313      $0.11
Second quarter             $57.125      $43.500      $0.11
First quarter              $51.875      $44.250      $0.11
--------------------------------------------------------------

Dividend Policy
Dividends on Praxair's common stock are declared by the Board of Directors and, when declared, usually will be paid in March, June, September and December. It is the company's objective to pay dividends consistent with the reinvestment of earnings necessary for long-term growth.

Investor Information

Praxair makes available a full range of financial information in the financial section of its web site, www.praxair.com. Investors may obtain stock quotes, quarterly earnings and other press releases, as well as investor presentations, annual reports, proxy statement and SEC filings. Links also are available for requesting additional investor information. Praxair Investor Relations is responsible for shareholder communications and welcomes shareholder inquiries about Praxair. Contact Scott S. Cunningham, Director, (203) 837-2073 or by e-mail to: scott_cunningham@praxair.com

Stock Transfer Agent and Stock Record Keeping
The Bank of New York is Praxair's stock transfer agent and registrar, and maintains shareholder records. Shareholders needing information about account records, stock certificates, change of address and dividend payments should contact:
The Bank of New York
1-800-432-0140 or, outside the U.S., (610)312-5303
e-mail address: Shareowner-svcs@bankofny.com website address: http://stock.bankofny.com

Address shareholder inquiries to:
Shareholder Relations, Department 11E
P.O. Box 11258
Church Street Station
New York, New York 10286

Send certificates for transfer and address changes to:
Receive and Deliver Department 11W
P.O. Box 11002
Church Street Station
New York, New York 10286

The annual report, proxy statement and filings with the U.S. Securities and Exchange Commission can be obtained upon request to The Bank of New York or:
Investor Relations, Praxair, Inc.,
39 Old Ridgebury Road,
Danbury, Connecticut 06810-5113,
(203) 837-2210
e-mail: tami_whitlock@praxair.com

Dividend Reinvestment and Stock Purchase Plan
Shareholders holding shares registered in their name may increase their investment in Praxair shares through the Dividend Reinvestment and Stock
Purchase Plan without payment of any brokerage commission. Full details concerning this plan may be obtained from The Bank of New York.

Annual Meeting of Shareholders
The 2000 annual meeting of shareholders of Praxair, Inc. will be held at 9:30 a.m. on Tuesday, April 25, 2000 at Hilton Inn and Towers, 18 Old Ridgebury Road, Danbury, Connecticut.

General Corporate Information
For general information about Praxair, its products and services, write or call:
Corporate Communications, Praxair, Inc., 39 Old Ridgebury Road, Danbury, Connecticut 06810-5113. 1-800-PRAXAIR or, outside the U.S., (716) 879-4077, or visit Praxair online at: www.praxair.com.

Praxair Locations Worldwide

World Headquarters
------------------
Praxair, Inc.
39 Old Ridgebury Road
Danbury, CT 06810-5113
USA
1-800-PRAXAIR
(716) 879-4077 (from outside the U.S.)

Praxair Surface Technologies, Inc.
Indianapolis, IN, USA
(317) 240-2500
(affiliates in Brazil, France, Germany, Italy, Japan,
Singapore, Spain, Switzerland, United Kingdom)


North America
-------------
Praxair, Inc.
Danbury, CT, USA
1-800-PRAXAIR
(716)879-4077

Praxair Mexico S.A. de C.V.
Mexico City, Mexico
52 (5) 627-9500

Praxair Canada Inc.
Mississauga, Ontario
(905) 803-1600


South America
-------------
S.A. White Martins
Rio de Janeiro, Brazil
55 (21) 588-6622
Argentina, Bolivia, Chile, Colombia, Paraguay, Peru, Uruguay, Venezuela


Central America/Caribbean
-------------------------
Praxair Puerto Rico
Gurabo, PR
(787) 258-7200
Belize, Costa Rica


Europe
------
Praxair Europe
Madrid, Spain
34 91 556-1100
Austria, Belgium, Croatia, Czech Republic, France,
Germany, Israel, Italy, The Netherlands, Poland, Portugal,
Slovenia, Turkey


Asia
----
Praxair Asia, Inc.
Singapore
(65) 736-3800
Australia, India, Japan, People's Republic of China,
South Korea, Taiwan, Thailand


The forward-looking statements contained in this document concerning, among other things, projected capital and acquisition spending, sales and earnings growth, volume increases, the impact of new technology in the marketplace, tax planning initiatives and effective tax rates, the impact of economic conditions in Brazil, including currency movements and the change in functional currency, the impact of currency movements in other countries, management's assessment of the impact of the year 2000 problem and Euro conversion, and market risks and sensitivity analyses disclosures related to financial instruments involve risks and uncertainties, and are subject to change based on various factors, including the impact of changes in worldwide and national economies, foreign currency movements, pricing fluctuations for the company's products, changes in interest rates, the continued timely development and acceptance of new products and processes, the impact of competitive products and pricing, the ability to continue to develop potential acquisition opportunities, and the impact of tax and other legislation and regulation in the jurisdictions in which the company operates.

(c) Copyright 2000 Praxair Technology, Inc.
Praxair and the flowing airstream design, and CoJet, Grab `n Go, and Point One are trademarks, service marks or registered trademarks of Praxair Technology, Inc. in the United States and/or other countries.

This report is printed on recycled paper