Form 10-K, Exhibit 13
period 2000-12-31
PRAXAIR INC
filed 2001-03-15
CIK 884905

[GRAPIC OMITTED - Operating Profit Bar Chart]

[GRAPHIC OMITTED - Cash Dividends per Share Bar Chart]



Financial Index

Audited Financial Statements
Consolidated Statement of Income                        18
Consolidated Balance Sheet                              19
Consolidated Statement of Cash Flows                    20
Consolidated Statement of Shareholders' Equity          21

Management's Discussion and Analysis                    22
Consolidated Results                                    22
Segment Discussion                                      23
Liquidity, Capital Resources and Financial Data         27
Raw Materials and Markets                               29
Euro Conversion                                         29
New Accounting Standards                                29
Market Risks and Sensitivity Analysis                   30

Notes to Consolidated Financial Statements              31

Management's Statement of Responsibility
for Financial Statements                                47

Report of Independent Accountants                       48

Five-Year Financial Summary                             49

Investor Information                                    50

Consolidated Statement of Income
(millions of dollars, except per share data)

Year Ended December 31,                                               2000              1999              1998
----------------------------------------------------------------------------------------------------------------
Sales                                                            $   5,043         $   4,639         $   4,833
Cost of sales, exclusive of depreciation and amortization            3,075             2,732             2,807
Selling, general and administrative                                    683               641               644
Depreciation and amortization                                          471               445               467
Research and development                                                65                67                72
Other income (expenses)-net                                            (42)               77                13
================================================================================================================
Operating Profit                                                       707               831               856
Interest expense                                                       224               204               260
----------------------------------------------------------------------------------------------------------------
Income Before Taxes                                                    483               627               596
Income taxes                                                           103               152               127
----------------------------------------------------------------------------------------------------------------
Income of Consolidated Entities                                        380               475               469
Minority interests                                                     (27)              (45)              (55)
Income from equity investments                                          10                11                11
----------------------------------------------------------------------------------------------------------------
Income Before Cumulative Effect
  of Accounting Change                                                 363               441               425
Cumulative effect of accounting change                                  --               (10)               --
----------------------------------------------------------------------------------------------------------------
Net Income                                                       $     363         $     431         $     425
================================================================================================================
Basic Earnings per Share:
  Income before cumulative effect of accounting change           $    2.28         $    2.77         $    2.68
  Cumulative effect of accounting change                                --              (.06)               --
  Net income                                                     $    2.28         $    2.71         $    2.68

Diluted Earnings per Share:
  Income before cumulative effect of accounting change           $    2.25         $    2.72         $    2.60
  Cumulative effect of accounting change                                --              (.06)               --
  Net income                                                     $    2.25         $    2.66         $    2.60

Weighted Average Shares
  Outstanding (000's):
  Basic shares outstanding                                         159,123           159,280           158,462
  Diluted shares outstanding                                       161,092           162,222           163,356
================================================================================================================

The accompanying notes on pages 31 to 46 are an integral part of these financial statements.

Consolidated Balance Sheet (millions of dollars)

Year Ended December 31,                                                               2000            1999
------------------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                                          $    31         $    76
Accounts receivable                                                                    876             848
Inventories                                                                            297             310
Prepaid and other current assets                                                       157             101
------------------------------------------------------------------------------------------------------------
      Total Current Assets                                                           1,361           1,335
Property, plant and equipment-net                                                    4,771           4,720
Equity investments                                                                     242             234
Other long-term assets                                                               1,388           1,433
------------------------------------------------------------------------------------------------------------
      Total Assets                                                                 $ 7,762         $ 7,722
============================================================================================================
Liabilities and Equity
Accounts payable                                                                   $   409         $   361
Short-term debt                                                                        159             756
Current portion of long-term debt                                                      341             128
Accrued taxes                                                                           71              75
Other current liabilities                                                              459             405
------------------------------------------------------------------------------------------------------------
      Total Current Liabilities                                                      1,439           1,725
Long-term debt                                                                       2,641           2,111
Other long-term liabilities                                                            548             562
Deferred credits                                                                       619             600
------------------------------------------------------------------------------------------------------------
      Total Liabilities                                                              5,247           4,998
============================================================================================================
Minority interests                                                                     138             359
Preferred stock                                                                         20              75
Shareholders' equity:
 Common stock $.01 par value, authorized 500,000,000 shares, issued
  166,309,105 shares in 2000 and 164,215,383 shares in 1999                              2               2
 Additional paid-in capital                                                          1,658           1,613
 Retained earnings                                                                   1,987           1,722
 Accumulated other comprehensive income (loss)                                      (1,011)           (828)
 Less: Treasury stock, at cost (6,929,845 shares in 2000 and 5,167,801
  shares in 1999)                                                                     (279)           (219)
------------------------------------------------------------------------------------------------------------
      Total Shareholders' Equity                                                     2,357           2,290
------------------------------------------------------------------------------------------------------------
      Total Liabilities and Equity                                                 $ 7,762         $ 7,722
============================================================================================================

The accompanying notes on pages 31 to 46 are an integral part of these financial statements.

                                                                                                         19

Consolidated Statement of Cash Flows (millions of dollars)

Year Ended December 31,                                                2000            1999            1998
-------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash
    and Cash Equivalents
Operations
Net income                                                          $   363         $   431         $   425
Adjustments to reconcile net income to net cash
    provided by operating activities:
        Depreciation and amortization                                   471             445             467
        Deferred income taxes                                            35              53              11
        Repositioning and special charges                               158              --              29
        Other non-cash charges                                           10              19               9
        Working capital:
            Accounts receivable                                         (36)             93              17
            Inventories                                                 (13)             12              18
            Prepaid and other current assets                            (22)             20              (2)
            Payables and accruals                                        31             (10)             (6)
        Long-term assets and liabilities                                (98)            (94)            (24)
-------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                               899             969             944
-------------------------------------------------------------------------------------------------------------
Investing
Capital expenditures                                                   (704)           (653)           (781)
Acquisitions                                                           (290)           (136)           (241)
Divestitures and asset sales                                            106             103             206
-------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                 (888)           (686)           (816)
-------------------------------------------------------------------------------------------------------------
Financing
Short-term debt borrowings (repayments)-net                             433            (167)            (93)
Long-term borrowings                                                     22              29             388
Long-term debt repayments                                              (328)           (109)           (331)
Minority transactions and other                                         (64)             78             (31)
Issuances of common stock                                               124              89             109
Purchases of common stock                                              (144)            (73)            (97)
Dividends                                                               (98)            (89)            (79)
-------------------------------------------------------------------------------------------------------------
Net cash used for financing activities                                  (55)           (242)           (134)
Effect of exchange rate changes on cash and cash equivalents             (1)              1              (3)
-------------------------------------------------------------------------------------------------------------
Change in cash and cash equivalents                                     (45)             42              (9)
Cash and cash equivalents, beginning-of-year                             76              34              43
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end-of-year                              $    31         $    76         $    34
=============================================================================================================
Supplemental Data:
Taxes paid                                                          $    80         $    51         $    66
Interest paid                                                       $   227         $   209         $   265
Debt reclassifications (Note 5)                                     $ 1,029         $   627         $    --
Tax benefits from stock option exercises (Note 1)                   $     5         $    16         $     8
South American rights offering (Note 7)                             $    --         $   138         $    --
Effect of functional currency change (Note 1)                       $    --         $    --         $    81
Acquired debt from acquisitions                                     $    12         $    --         $    20
=============================================================================================================

The accompanying notes on pages 31 to 46 are an integral part of these financial statements.

20

Consolidated Statement of Shareholders' Equity
(millions of dollars, shares in thousands)

                                                                                                           Accumulated
                                                        Additional                                          Other Com-
                                     Common Stock          Paid in         Treasury Stock       Retained    prehensive
Activity                          Shares      Amounts      Capital       Shares     Amounts     Earnings  Income(Loss)      Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance,
 December 31, 1997               159,970     $      2     $  1,471        2,597    $   (129)    $  1,034    $   (256)    $  2,122
===================================================================================================================================
Net income                                                                                           425                      425
Translation adjustments                                                                                          (99)         (99)
Effect of functional
  currency change (Note 1)                                                                                       (57)         (57)
                                                                                                                         ----------
  Comprehensive income                                                                                                        269
Dividends on common stock
  ($.50 per share)                                                                                   (79)                     (79)
Issuances of common stock:
  For the dividend reinvest-
    ment and stock
    purchase plan                     80                         1                                                              1
  For employee savings
    and incentive plans            1,467                        56       (1,279)         60                                   116
Purchases of common stock                                                 2,628         (97)                                  (97)
-----------------------------------------------------------------------------------------------------------------------------------
Balance,
  December 31, 1998              161,517     $      2     $  1,528        3,946    $   (166)    $  1,380    $   (412)    $  2,332
===================================================================================================================================
Net income                                                                                           431                      431
Translation adjustments                                                                                         (416)        (416)
                                                                                                                         ----------
  Comprehensive income                                                                                                         15
Dividends on common stock
  ($.56 per share)                                                                                   (89)                     (89)
Issuances of common stock:
  For the dividend reinvest-
    ment and stock
    purchase plan                     64                         1                                                              1
  For employee savings
    and incentive plans            2,634                        84         (488)         20                                   104
Purchases of common stock                                                 1,710         (73)                                  (73)
-----------------------------------------------------------------------------------------------------------------------------------
Balance,
  December 31, 1999              164,215     $      2     $  1,613        5,168    $   (219)    $  1,722    $   (828)    $  2,290
===================================================================================================================================
Net income                                                                                           363                      363
Translation adjustments                                                                                         (183)        (183)
                                                                                                                         ----------
  Comprehensive income                                                                                                        180
Dividends on common stock
  ($.62 per share)                                                                                   (98)                     (98)
Issuances of common stock:
  For the dividend reinvest-
    ment and stock
    purchase plan                     73                         1                                                              1
  For employee savings
    and incentive plans            2,021                        44       (2,054)         84                                   128
Purchases of common stock                                                 3,816        (144)                                 (144)
-----------------------------------------------------------------------------------------------------------------------------------
Balance,
  December 31, 2000              166,309     $      2     $  1,658        6,930    $   (279)    $  1,987    $ (1,011)    $  2,357
===================================================================================================================================

The accompanying notes on pages 31 to 46 are an integral part of these financial statements.

                                                                                                                                21

Management's Discussion and Analysis

Praxair's reported 2000 results versus 1999 reflect a 9% improvement in sales and a decrease in earnings due to repositioning and special charges of $117 million after tax. Excluding these charges, income before cumulative effect of accounting change increased 9% over 1999. These adjusted results reflect double digit earnings growth in the international industrial gases businesses, strong results in the U.S. industrial gases business despite high energy prices and a fourth quarter downturn, and disappointing results in Surface Technologies.

Consolidated Results
The following provides summary data for 2000, 1999 and 1998:

                                             (Millions of dollars)
Year Ended December 31,            2000(a)          1999(a)          1998
---------------------------------------------------------------------------
Sales                             $  5,043         $  4,639      $  4,833
Cost of Sales                     $  3,075         $  2,732      $  2,807
Selling, general and
  administrative                  $    683         $    641      $    644
Depreciation and amortization     $    471         $    445      $    467
Other income (expenses)-net       $    (42)        $     77      $     13
Operating profit                  $    707         $    831      $    856
Interest expense                  $    224         $    204      $    260
Effective tax rate                      21%              24%           21%
Income before cumulative
 effect of accounting change      $    363         $    441      $    425
Number of employees                 23,430           24,102        24,834
---------------------------------------------------------------------------
Adjusted(b):
  Cost of Sales                   $  3,028         $  2,732      $  2,807
  Selling, general and
    administrative                $    662         $    641      $    644
  Other income (expenses)net      $     49         $     77      $     42
  Operating profit                $    866         $    831      $    885
  Effective tax rate                    23%              24%           25%
  Income before cumulative
   effect of accounting change    $    480         $    441      $    425
===========================================================================
(a) The results for 2000 and 1999 versus 1998 were significantly impacted by the devaluation of the Brazilian currency (Real) from a rate of 1.21 Reais to the U.S. Dollar at December 31, 1998 to 1.79 at December 31, 1999 and
     1.96 at December 31, 2000 (1.83 and 1.81 average rate for 2000 and 1999, respectively; versus a 1.16 average rate for 1998). Reported amounts from Brazil were all reduced in proportion to the exchange rate changes. Also, as described in Note 5 to the consolidated financial statements, in January 1999 Praxair entered into various currency exchange forward contracts to hedge anticipated Brazilian net income and a portion of its net investment. The net income hedges were settled during 1999 resulting in a non-recurring pre-tax gain of $21 million ($14 million after taxes and minority interests).
(b) Adjusted results exclude the following special items: In 2000 repositioning and special charges totaling $159 million and income from equity investment charges of $2 million ($117 million after tax). In 1998, special charges totaling $29 million ($18 million after tax) for an impairment loss in Indonesia and a provision for an anticipated loss on the sale of an air separation plant to a third party (see Note 2 to the consolidated financial statements). Additionally, in 1998 Praxair recorded non-recurring tax credits of $18 million related to the favorable settlement of various tax matters. These items are collectively referred to as special items.

Special Items
Reported amounts for 2000 and 1998 include special items that affect period-to-period comparisons. The management's discussion and analysis that follows excludes the impact of these special items as described in footnote (b) to the above table.


2000 compared with 1999
The sales increase of 9% for 2000 as compared to 1999 was due primarily to industrial gases volume growth in all industrial gases businesses; acquisitions in the Surface Technologies segment; and price improvements in North and South America. These increases were partially offset by unfavorable currency translation impacts, primarily in Europe.
     Operating profit increased 4% for 2000, excluding the impact of the special items, versus 1999. This increase was due primarily to the volume and price improvements described above, productivity improvements, and contributions from acquisitions in the Surface Technologies segment; partially offset by cost inflation and currency translation impacts. As a percentage of sales, selling, general and administrative expenses for 2000 were lower due primarily to productivity improvement initiatives and higher long-term incentive plan costs in 1999, partially offset by cost inflation and higher business development costs. The increase in depreciation and amortization expense reflects the impact of new projects coming on-stream, as well as Surface Technologies acquisitions. Other income (expenses)-net for 2000 was $49 million, a decrease of $7 million, excluding a $21 million currency hedge gain in 1999. (See Note 5 to the consolidated financial statements.)
     Income before accounting change, excluding the special items, increased 9% for 2000 versus 1999. This increase was due to the higher operating profit described above and lower minority interests, partially offset by higher interest expense. The decrease in minority interests is due to the impact of the increase in Praxair's ownership interest in White Martins (See Note 7 to the consolidated financial statements and Segment Discussion-South America). Interest expense increased due to higher debt levels to fund the acquisition of minority interests in Brazil and higher short-term interest rates. Based on Praxair's tax planning strategies, the effective tax rate was lowered in 2000 to 23% from 25% in 1999, excluding the impact of the special items and the $21 million hedge gain in Brazil.

     The number of employees at December 31, 2000 was 23,430, which reflects a decrease of approximately 700 from December 31, 1999. The decrease is principally the result of a divestiture and continued productivity improvement initiatives in South America, employee reductions in the Surface Technologies business and the 2000 repositioning and special charges.

1999 compared with 1998
The sales decrease of 4% in 1999 as compared to 1998 was due primarily to unfavorable currency translation effects in South America. This was partially offset by the impact of price increases in North and South America, continued volume growth in Asia and Europe, and volume growth in North America. Excluding the impact of currency, sales grew 2%.
     Operating profit decreased 6% for 1999 as compared to 1998. This decrease was due to the sales decrease described above, cost inflation and currency translation impacts; partially offset by productivity improvements and the first quarter hedge gain in Brazil. Selling, general and administrative expenses for 1999 were slightly higher as a percentage of sales versus 1998 due primarily to long-term incentive plan costs, higher business development costs and cost inflation impacts; partially offset by productivity improvements. The decrease in depreciation and amortization expense reflects the impact of currency translation, primarily in Brazil, and the impact of the North American sale-leaseback transactions in 1999 and 1998; offset by new projects coming on-stream and packaged gases and Surface Technologies acquisitions.
     Interest expense decreased $56 million or 22% for 1999 versus 1998 due primarily to currency translation effects and lower consolidated debt levels, especially in the South American segment, which had high interest rates.
     Income before cumulative effect of accounting change increased 4% in 1999 as compared to 1998. This increase was due primarily to the lower interest expense and minority interests impacts offset by the lower operating profit. Praxair's return on average capital was 11.1% in 1999 and 1998.
     The effective tax rate remained at 25%, excluding the impact of the first quarter hedge gain in Brazil, which is consistent with the effective tax rate before special charges in 1998.
     The number of employees at December 31, 1999 decreased about 700 as compared to December 31, 1998 due primarily to Praxair's continued productivity improvement initiatives in North and South America and the divestiture of a business in Asia. The number of employees decreased despite the increase associated with about 500 employees added through acquisitions in Surface Technologies.

Segment Discussion
The following summary of sales and operating profit by segment provides a basis for the discussion that follows:
                                    (Millions of dollars)

Year Ended December 31,        2000         1999         1998
---------------------------------------------------------------
Sales:
North America               $ 3,026      $ 2,779      $ 2,752
South America                   723          697          964
Europe                          491          516          515
Surface Technologies            579          456          420
All Other                       224          191          182
---------------------------------------------------------------
    Total                   $ 5,043      $ 4,639      $ 4,833
===============================================================
Segment Operating
    Profit(a):
North America               $   559      $   514      $   533
South America                   174          163          199
Europe                          124          123          109
Surface Technologies             58           74           73
All Other                       (20)         (17)          (6)
Corporate Overhead              (29)         (26)         (23)
---------------------------------------------------------------
Total                       $   866      $   831      $   885
===============================================================
(a)  Excludes special items in 2000 and 1998.

North America
The North America operating segment includes Praxair's industrial and packaged gases operations in the United States, Canada, and Mexico. Praxair's U.S. and Canadian packaged gases operations within the North American industrial gases business are collectively referred to as Praxair Distribution.
     Sales for 2000 increased 9% as compared to 1999. This increase reflects strong growth in all geographies-U.S. and Canadian industrial gases increased 10%, Mexico increased 18%, and Praxair Distribution increased 4%. Overall, 5% of this increase is due to price increases, and 3% is due to volume growth, although sales volume declined in the U.S. in the fourth quarter reflecting a slowing U.S. economy. The price increases, in part, reflect higher natural gas costs, which pass through to on-site hydrogen customers without impacting operating profit.

Management's Discussion and Analysis

     Sales for 1999 increased 1% as compared to 1998. Sales increased 7% in Mexico, 1% in the U.S. and Canadian industrial gases operations, and Praxair Distribution's sales were essentially flat. Overall, this increase is due to price increases of about 1% with volume growth offsetting currency impacts.
     Operating profit increased 9% for 2000 versus 1999 primarily due to the increased sales volume of 10% and benefits of productivity improvements, partially offset by higher energy related costs and cost inflation. U.S. electricity costs and power dislocations are expected to remain an issue for industrial gas production and Praxair will attempt to mitigate the effects of these costs through aggressive pricing. Operating profit increased 6% in the U.S. and Canadian industrial gases operations, 20% in Mexico and 10% for Praxair Distribution.
     Operating profit decreased 4% in 1999 versus 1998. The decrease was due primarily to cost inflation, higher costs associated with significant product dislocations resulting from higher than expected energy costs and supplier feedstock curtailments, partially offset by the benefits of productivity improvements and the improvement in sales in the second half of 1999. In the U.S. and Canadian industrial gases business, operating profit decreased about 6%, Mexico's operating profit improved 2% and Praxair Distribution's operating profit improved by about 4% over 1998.

South America
Praxair's South American industrial gases operations are conducted by its majority owned subsidiary, S.A. White Martins (White Martins), which is the largest industrial gases company in Brazil. White Martins has operations throughout South America, including Argentina, Bolivia, Chile, Columbia, Peru and Venezuela. As a result of a tender offer in 2000 and a rights offering in 1999, Praxair increased its ownership interest in White Martins from 69.3% at December 31, 1998 to 76.6% at December 31, 1999, and to 98.6% at December 31, 2000. As consideration for the additional shares it purchased during the tender offer in 2000, Praxair paid $242 million and during the rights offering in 1999, Praxair used approximately $138 million of intercompany loans it had previously made to White Martins. Approximately $15 million of the rights offering was purchased by minority shareholders.
     As described above under the section on Consolidated Results, the results for 2000 and 1999 versus 1998 were significantly impacted by the devaluation of the Brazilian currency (Real) and the resulting recessionary conditions for much of 1999. The currency devaluation reduced 1999 sales by $284 million and reduced operating profit by $59 million as compared to 1998. The Brazilian economy has improved during late 1999 and 2000 and the currency has generally stabilized. In early January 1999 Praxair entered into various currency exchange forward contracts to hedge anticipated Brazilian net income and a portion of its net investment. The net income hedges resulted in a non-recurring pre-tax gain of $21 million, which is included in the South American operating profit for 1999.
     Sales for 2000 increased 4% primarily due to pricing improvements of 7% and volume increases of 3%. These increases were partially offset by the impact of the divestiture of the precipitated calcium carbonate business, unfavorable currency translation effects and an $8 million adjustment for sales that had been improperly recorded by Praxair's Colombian subsidiaries. Excluding the impact of the business divestiture sales increased by 8%.
     Sales for 1999 decreased 28% as compared to 1998. This was primarily due to the unfavorable currency translation effects, with 5% price increases offset by volume decreases. Excluding the currency effects, 1999 sales increased by 2%. The devaluation of the Real in Brazil and a recessionary environment in South America have contributed to volume decreases of approximately 4% for 1999 versus 1998.
     Operating profit for 2000 increased 7% as compared to 1999, excluding the impact of the special items (see Note 2 to the consolidated financial statements). This increase was primarily due to productivity improvement initiatives and the sales increase, partially offset by cost inflation and unfavorable currency translation effects. Operating profit for 2000 also includes $8 million of income related to the termination of a carbon dioxide raw material supplier contract in Brazil which was offset by the Colombia sales adjustment.

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

Europe
Praxair's European industrial gases business is primarily in Spain and Italy with additional operations in Benelux, Germany, France, Israel and Poland.
     Sales for 2000 decreased 5% as compared to 1999, due primarily to unfavorable currency translation effects, partially offset by volume growth of 8% and price increases of 1%, which reflects strong performance in Spain and Italy. Excluding the currency translation effects for 2000, sales increased by 10%.
     Sales for 1999 were flat as compared to 1998. Volume growth of 3% and price increases of 1% were offset primarily by unfavorable currency translation effects. Most of this growth was reflected by good performance in Spain and Italy.
     Operating profit for 2000 increased 1%, as compared to 1999. Excluding currency translation effects for 2000, operating profit increased 14%. This was due to the sales volume impacts discussed above, and productivity improvement initiatives, partially offset by cost inflation.
     Operating profit for 1999 increased 13% as compared to 1998. This was due primarily to the sales impacts previously described, cost improvement initiatives, and net income hedge gains which helped to offset the impact of currency movements. Excluding currency effects, operating profit increased 9% in 1999.

Surface Technologies
Praxair's worldwide Surface Technologies business primarily includes operations in the U.S. and Europe, with smaller operations in Asia and Brazil.
     Sales for 2000 increased 27% as compared to 1999 due to the impact of 1999 acquisitions, which added 32% to overall growth in 2000. The increase was partially offset by core business volume and price decreases and unfavorable currency translation impacts. Volume declines were experienced in key aviation-related markets for aircraft engine overhaul services as well as original equipment manufacture (OEM) engine coatings. Weak market conditions also resulted in lower volumes of computer disk polishing slurries during 2000. Increased demand was experienced in the industrial gas turbine segment, while other general engineering markets remained flat or slightly weaker than 1999.
     Sales for 1999 increased 9% as compared to 1998. This increase was due to the impact of acquisitions, which added 11% to overall growth, partially offset by pricing pressures in the aerospace and printing markets, and currency impacts. Sales volumes remained flat, as increases related to new applications were offset by decreases in the base aviation and computer disk polishing markets.
     Operating profit for 2000 decreased 15%, excluding the $5 million repositioning charge and the $19 million repositioning and special charges in the first and fourth quarters, respectively, of 2000 as compared to 1999. This decrease reflects pricing pressures and cost inflation, partially offset by the contribution from acquisitions, savings realized through repositioning actions and ongoing productivity improvement initiatives. Pricing declines were experienced in aviation repair services and aviation OEM coatings, as well as segments of the general engineering market.
     Operating profit for 1999 increased 1% as compared to 1998. Productivity improvement initiatives and the impact of acquisitions were largely offset by cost inflation.

All Other
The All Other segment includes Praxair's industrial gases operations in Asia, its global supply systems business which designs, engineers and builds equipment that produces industrial gases (for internal use and external sale), and other globally managed functions, including procurement, global marketing and business development including MetFabCity, Inc. Praxair's operations in Asia are currently concentrated in China, India, Korea and Thailand, with smaller operations in Japan and Taiwan. Operations in China, Japan and India are also conducted through nonconsolidated joint venture companies.

Management's Discussion and Analysis

     Sales for 2000 increased 17% compared to 1999. Asia experienced 35% sales growth for 2000 of which 34% was due largely to volume growth. This increase was partially offset by a decline in global supply system sales due to a decrease in the volume of third party equipment sales. The level of activity for global supply systems is reflective of the overall capacity in the industry and local economic conditions, and is subject to fluctuation from one year to the next.
     Sales for 1999 increased 5% as compared 1998. Asia experienced 43% sales growth due primarily to strong volume growth of about 41%, particularly in Korea and Thailand, new plants coming on stream in China and India, and favorable currency translation effects (8%). Plant sales to third parties decreased 39% in 1999 versus 1998, as fewer plants were sold to customers.
     Operating Profit for 2000 decreased $3 million compared to 1999. Improvements in Asia and global supply systems were more than offset by business development costs primarily related to Praxair's e-business programs, including MetFabCity, Inc. In addition, 2000 was helped by a $5 million recovery from the cash settlement of litigation related to a previously divested business.
     Operating profit for the segment is significantly influenced by third party plant sales and by the costs associated with the globally managed functions, all of which fluctuate from year to year. Operating profit for 1999 was down $11 million when compared to 1998. This was due to the decreases in the global supply systems business and higher business development costs, partially offset by a 57% improvement in Asia.

Selling, General and Administrative Expenses
Selling, general and administrative expenses as a percentage of sales was 13.1% in 2000 as compared to 13.8% in 1999. This decrease is due to continuing productivity improvement initiatives and currency impacts; partially offset by increased cost inflation and MetFabCity, Inc. costs.
     In 1999, selling, general and administrative expenses were $641 million, a $3 million decrease from the 1998 amount. This decrease is due to continuing productivity improvement initiatives and currency impacts (primarily in Brazil); partially offset by increased business development costs, acquisitions and cost inflation. Selling, general and administrative expenses as a percentage of sales was 13.8% in 1999 as compared to 13.3% in 1998.

Other income (expenses)-net
Other income (expenses)-net was $49 million in 2000, excluding the special items (see Note 2 to the consolidated financial statements) versus $56 million excluding a $21 million hedge gain in 1999. 1999 includes income related to the redemption of preference shares and the collection of a note receivable from earlier business sales, and European net income hedge gains, which offset the currency translation effects in the European segment; offset by costs incurred for postemployment benefits and a third party plant sale.
     Other income (expenses)-net was $77 million in 1999 versus $42 million in 1998, excluding the 1998 special charges (see Note 2 to the consolidated financial statements). This increase was primarily due to the $21 million hedge gain in Brazil in 1999 and the other items discussed in the above paragraph.

Interest Expense
Interest expense increased $20 million or 10% for 2000 versus 1999. This increase was due to increased debt resulting from the purchase of minority shares in Brazil and higher short-term interest rates during most of the year.
     Interest expense decreased $56 million or 22% for 1999 versus 1998 due primarily to currency translation effects and lower consolidated debt levels, especially in the South American segment, which had high interest rates.

Income Taxes
Excluding the special items, the effective tax rate for 2000 decreased to 23%, compared with 25% for 1999, excluding the impact of the 1999 hedge gain in Brazil. The effective tax rate in 1998 was also 25%. Praxair currently expects the effective tax rate to remain at approximately the 23% level in 2001.

Minority Interests
During 2000, minority interests consisted primarily of minority shareholders' investments in two affiliates: S.A. White Martins (Brazil) and Rivoira S.p.A. (Italy). Additionally, Praxair records the dividends on preferred stock in minority interests ($3 million in 2000). Minority shareholders' share of income for 2000 was $27 million, a decrease of $18 million as compared to the 1999 amount of $45 million. This decrease is due primarily to the acquisitions of minority interests of White Martins and will continue to decrease in 2001.
     Minority shareholders' share of income for 1999 was $45 million, a decrease of $10 million compared to 1998. This decrease was due to currency impacts in Brazil and the 1999 first quarter rights offering which increased Praxair's ownership interest in White Martins.

Income from Equity Investments
Praxair's more significant equity investments are in Belgium, China, India, Italy and Turkey. Praxair's share of net income from corporate equity investments increased slightly to $12 million in 2000, excluding a $2 million repositioning charge, compared to $11 million for 1999 and 1998.

Costs Relating to the Protection of the Environment
Praxair's principal operations relate to the production and distribution of atmospheric and other industrial gases, which historically have not had a significant impact on the environment. However, worldwide costs relating to environmental protection may continue to grow due both to increasingly stringent laws and regulations and to Praxair's ongoing commitment to rigorous internal standards. Environmental protection costs in 2000 were approximately $5 million of capital expenditures and $13 million of expenses. Included in the expenses were approximately $1 million for remedial projects. Praxair anticipates that future environmental protection expenditures will approximate the level of those in 2000 and will not have a material adverse effect on the consolidated financial position or on the consolidated results of operations or cash flows in a given year.

Commitments and Contingencies
See Note 13 to the consolidated financial statements for information concerning commitments and contingencies.

Liquidity, Capital Resources and Financial Data
                                                (Millions of dollars)
Year Ended December 31,                    2000          1999          1998
-----------------------------------------------------------------------------
Net Cash Provided
   by (Used for):
Operating Activities:
Net income plus depreciation
   and amortization(a)                  $   992       $   876       $   921
Working capital                             (40)          115            27
Other-net                                   (53)          (22)           (4)
-----------------------------------------------------------------------------
Total from operating activities         $   899       $   969       $   944
=============================================================================
Investing Activities:
Capital expenditures                    $  (704)      $  (653)      $  (781)
Acquisitions                               (290)         (136)         (241)
Divestitures and asset sales                106           103           206
-----------------------------------------------------------------------------
Total used for investing                $  (888)      $  (686)      $  (816)
=============================================================================
Financing Activities:
Debt increases (reductions)             $   127       $  (247)      $   (36)
Minority transactions and other             (64)           78           (31)
Issuances (purchases) of stock              (20)           16            12
Cash dividends                              (98)          (89)          (79)
-----------------------------------------------------------------------------
Total used for financing                $   (55)      $  (242)      $  (134)
=============================================================================
Debt-to-Capital Ratio,
   at December 31:
Debt                                    $ 3,141       $ 2,995       $ 3,274
Capital(b)                              $ 5,656       $ 5,719       $ 6,168
Debt-to-capital ratio                      55.5%         52.4%         53.1%
=============================================================================
(a)  Includes repositioning and special charges.
(b) Includes debt, minority interests, preferred stock and shareholders' equity.

Cash Flow from Operations
Cash flow from operations decreased $70 million to $899 million in 2000 from $969 million in 1999. This decrease is mainly due to increased working capital levels in support of sales growth, the 1999 improvement in working capital that was maintained in 2000, and a decrease in tax benefits from exercised stock options. In 2000, the repositioning and special charges did not have a significant impact on operating cash flow, however, management anticipates about $54 million will be paid in 2001.

[GRAPHIC OMITTED - Working Capital as a Percent of Sales Bar Chart]

Management's Discussion and Analysis

     Cash flow from operations increased to $969 million in 1999 from $944 million in 1998. The increase is primarily related to the improvement in working capital requirements; a direct result of Praxair's continuing work process improvement initiatives.

Investing
Cash flow used for investing in 2000 totaled $888 million, an increase of $202 million from 1999. This increase was due to capital expenditures and acquisitions, primarily related to the purchase of minority interests in Brazil (see Segment Discussion-South America). Cash flow used for investing in 1999 totaled $686 million, a decrease of $130 million from 1998. This decrease was due primarily to the net impact of lower capital and acquisition expenditures, partially offset by lower proceeds from divestitures and asset sales.
     Capital expenditures for 2000 totaled $704 million an increase of $51 million from 1999 expenditures of $653 million. This was due to an increase in e-commerce investments along with capital expenditure increases in all segments except Surface Technologies. Capital expenditures for 1999 totaled $653 million, down $128 million from 1998. The lower level of capital expenditures reflects the Company's strategy to seek higher returns from its capital spending program, and is primarily due to decreased spending in South America, the United States and Europe, and currency impacts in South America.
     Acquisition expenditures for 2000 totaled $290 million, an increase of $154 million from 1999. The increase is due primarily to the buyout of minority interests in Praxair's South American subsidiary for $242 million (see Segment Discussion-South America). 1999 acquisition expenditures totaled $136 million, a decrease of $105 million from 1998. Acquisition expenditures in 1999 were primarily related to acquisitions in the Surface Technologies' business, with other acquisitions in North America, China and India.
     Divestitures and asset sales in 2000 totaled $106 million, an increase of $3 million from 1999. The 2000 divestitures primarily relate to the disposal of the precipitated calcium carbonate business in South America. The 1999 amount relates primarily to the sale leaseback transaction in the United States (see
Note 12 to the consolidated financial statements).
     On a worldwide basis, capital expenditures for the full year 2001 are expected to be in the $600 to $700 million range. Acquisition expenditures will depend on the availability of opportunities at attractive prices.

Financing
At December 31, 2000, Praxair's total debt outstanding was $3,141 million, an increase of $146 million from 1999. As of December 31, 2000, there were no borrowings under Praxair's $1.5 billion U.S. bank credit facilities and Praxair's investment grade credit rating for long-term debt was maintained at A3/BBB+.

[GRAPHIC OMITTED - Debt-to-Capital Ratio Bar Chart]

     In July 2000, Praxair entered into a new $500 million, 364-day revolving credit agreement and a new $1 billion, five-year revolving credit agreement to replace its existing credit agreement. At December 31, 2000, $852 million of short-term borrowings were classified as long-term debt under the terms of the existing credit agreements (see Note 5 to the consolidated financial statements). At December 31, 1999, such borrowings had been classified as short-term because the then existing credit agreement expired within one year. During 1999 and 1998, Praxair sold and leased back certain U.S. distribution and liquid storage equipment for $80 million and $150 million, respectively. The proceeds from the sale of the equipment were used to pay down debt.
     In 1999, the "Minority transactions and other" caption includes cash proceeds of approximately $89 million relating to the pre-tax gain on net investment hedges in Brazil (see Note 5 to the consolidated financial statements).

     Praxair's debt-to-capital ratio increased to 55.5% at December 31, 2000 from 52.4% at December 31, 1999. This increase is due to the impact of funding the purchases of additional minority interests in Brazil with debt.
     Praxair's financing strategy is to secure sufficient funds to support its operations in the United States and around the world using a combination of local borrowings and intercompany lending in order to minimize the total cost of funds and to manage and centralize currency exchange exposures. Praxair manages its exposure to interest rate changes through the use of financial derivatives (see Note 5 to the consolidated financial statements and the section titled "Market Risks and Sensitivity Analysis").

Raw Materials and Markets
Energy is the single largest cost in the production and distribution of industrial gases. Most of Praxair's energy requirements are in the form of electricity. Other important elements are natural gas, waste hydrogen (for hydrogen) and diesel fuel (for distribution). A shortage or interruption of energy, or increases in energy prices that cannot be passed through to customers, are risks to Praxair's business and financial performance. Because many of Praxair's contracts with customers are long term, with pass-through provisions, Praxair has not, historically, experienced significant difficulties related to recovery of energy costs. Supply of energy also has not been a significant issue. However, during 2000 and continuing into 2001, there has been unprecedented volatility in the cost and supply of electricity and in natural gas prices in the United States, particularly in California. To date, Praxair has been able to substantially mitigate the financial impact of these costs by passing them on to customers. In anticipation of continued volatility, the company has taken aggressive pricing actions, is strengthening its energy-management program for purchased power, and is implementing new customer contract terms and conditions. However, the outcome of the U.S. energy situation and its impact on the U.S. economy is unpredictable at this time and may pose unforeseen future risk.
     For carbon dioxide, carbon monoxide, helium, hydrogen, specialty gases and surface technologies, raw materials are largely purchased from outside sources. Praxair has contracts or commitments for, or readily available sources of, most of these raw materials; however, their long-term availability and prices are subject to market conditions.
     Praxair's industrial gases are used by a diverse group of customers in a variety of industries including metal fabrication, primary metals, chemicals & refining, healthcare, food & beverage, semiconductor materials, aerospace, pulp and paper, glass, environmental remediation and numerous other markets. By using the gases Praxair produces and, in many cases, the proprietary processes that it invents, customers benefit through improved product quality, increased productivity, lower operating costs, conservation of energy and the attainment of environmental improvement objectives. Praxair has a large number of customers and no single customer accounts for a significant portion of Praxair's annual sales. Aircraft engines are Surface Technologies' primary market, but it also serves the printing, textile, semiconductor materials, chemical and primary metals markets. Aircraft engine and airframe component overhaul services are other offerings.

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

Management's Discussion and Analysis

Market Risks and Sensitivity Analysis
Like other global companies, Praxair is exposed to market risks relating to fluctuations in interest rates and currency exchange rates. The objective of financial risk management at Praxair is to minimize the negative impact of interest rate and foreign exchange rate fluctuations on the Company's earnings, cash flows and equity.
     To manage these risks, Praxair uses various derivative financial instruments, including interest rate swap, forward starting interest rate swap and currency swap, forward and option contracts. Praxair only uses commonly traded and non-leveraged instruments. These contracts are entered into with major financial institutions thereby minimizing the risk of credit loss. Also, refer to Notes 1 and 5 to the consolidated financial statements for a more complete description of Praxair's accounting policies and use of such instruments.
     As required by Securities and Exchange Commission rules, the following analysis presents the sensitivity of the market value, earnings and cash flows of Praxair's financial instruments to hypothetical changes in interest and exchange rates as if these changes occurred at December 31, 2000. The range of changes chosen for this analysis reflects Praxair's view of changes which are reasonably possible over a one-year period. Market values are the present values of projected future cash flows based on the interest rate and exchange rate assumptions. These forward-looking disclosures are selective in nature and only address the potential impacts from financial instruments. They do not include other potential effects, which could impact Praxair's business as a result of these changes in interest and exchange rates.

Interest Rate and Debt Sensitivity Analysis
At December 31, 2000, Praxair has debt totaling $3,141 million ($2,995 million at December 31, 1999) and interest rate swaps (including forward starting swaps) with a notional value of $780 million ($80 million in 1999). Interest rate swaps are entered into as a hedge of underlying financial instruments to effectively change the characteristics of the interest rate without actually changing the financial instrument. At December 31, 2000, the interest rate swap agreements convert outstanding floating rate debt and lease payments to fixed rate payments for the period of the swap agreements. For fixed rate instruments, interest rate changes affect the fair market value but do not impact earnings or cash flows. Conversely for floating rate instruments, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flows, assuming other factors are held constant.
     At December 31, 2000 after adjusting for the effect of interest rate swap agreements (including the forward starting swaps), Praxair has fixed rate debt of $2,566 million ($2,114 at December 31, 1999) and floating rate debt of $575 million ($881 million in 1999) or about 82% and 18%, respectively, of total debt. Holding other variables constant (such as foreign exchange rates, swaps and debt levels), a one percentage point decrease in interest rates would increase the unrealized fair market value of the fixed rate debt by approximately $72 million ($89 million in 1999). At December 31, 2000, the after-tax earnings and cash flows impact for the next year resulting from a one percentage point increase in interest rates would be approximately $4 million ($6 million at December 31, 1999), holding other variables constant.

Exchange Rate Sensitivity Analysis
Praxair's exchange rate exposures result primarily from its investments and ongoing operations in South America (primarily Brazil), Europe (primarily Spain and Italy), Canada, Mexico, Asia (primarily China, India, Korea and Thailand) and certain other business transactions such as the procurement of equipment from foreign sources. Among other techniques, Praxair utilizes foreign exchange forward contracts to hedge these exposures. At December 31, 2000, Praxair had $248 million notional amount ($272 million at December 31, 1999) of foreign exchange contracts of which $199 million ($235 million in 1999) hedged recorded balance sheet exposures or firm commitments and $49 million ($37 million in 1999) are to hedge anticipated future net income in Argentina, Mexico, and Thailand.
     Holding other variables constant, if there were a ten percent adverse change in foreign currency exchange rates, the market value of foreign currency contracts outstanding at December 31, 2000 would decrease by approximately $26 million ($23 million at December 31, 1999). Of this decrease, only about $3 million ($3 million at December 31, 1999) would impact earnings since the gain
(loss) on the majority of these contracts would be offset by an equal (gain) loss on the underlying exposure being hedged.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 Summary of Significant Accounting Policies

Operations-Praxair, Inc. (Praxair or Company) was founded in 1907 and became an independent publicly traded company in 1992. Praxair is the largest industrial gases company in North and South America, and one of the largest worldwide. The Company is also the world's largest supplier of carbon dioxide. Praxair produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings to a diverse group of industries including metal fabrication, chemicals & refining, primary metals, food and beverage, healthcare, semiconductor materials, aerospace, glass, pulp and paper, and environmental remediation.

Principles of Consolidation-The consolidated financial statements include the accounts of all significant subsidiaries where control exists. Equity investments generally consist of 20-50% owned operations. Operations less than 20% owned are generally carried at cost. Pre-tax income from equity investments, which are partnerships or limited liability corporations (LLC), is included in other income (expenses)-net with related taxes included in income taxes. Partnership net assets are reported as equity investments in the balance sheet. Praxair does not allocate corporate costs to its equity investments. Significant intercompany transactions are eliminated.

Use of Estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results could differ, management believes such estimates to be reasonable.

Revenue Recognition-Revenue is recognized when product is shipped or services are provided to customers. Revenues from long-term construction contracts are recognized using the percentage-of-completion method. Under this method, revenues for sales of major equipment, such as large air separation facilities, are recognized primarily based on cost incurred to date compared with total estimated cost. Changes to total estimated cost and anticipated losses, if any, are recognized in the period determined.

Cash and Cash Equivalents-Cash equivalents are considered to be highly liquid securities with original maturities of three months or less.

Inventories-Inventories are stated at the lower of cost or market. Cost is determined generally using the last-in, first-out (LIFO) method for certain U.S. operations and the average cost method for most other operations.

Property, Plant and Equipment-net-Property, plant and equipment are carried at cost, net of accumulated depreciation. Depreciation is calculated on the straight-line method based on the estimated useful lives of the assets which range from 3 to 40 years. Praxair generally uses accelerated depreciation methods for tax purposes where appropriate. The Company periodically reviews the recoverability of long-lived assets based upon anticipated cash flows generated from such assets.

Foreign Currency Translation-For international subsidiaries where the local currency is the functional currency, translation gains and losses are reported as part of the accumulated other comprehensive income (loss) (cumulative translation adjustment) component of shareholders' equity. For international subsidiaries operating in hyperinflationary economies, the U.S. dollar is the functional currency and translation gains and losses are included in income.
     As required by accounting standards, effective January 1, 1998, Brazil is no longer a hyperinflationary economy. Accordingly, Praxair's majority owned subsidiary in Brazil (White Martins) designated the Brazilian Real as its functional currency instead of the U.S. dollar. This change required Praxair to record a one-time cumulative adjustment for additional deferred income taxes of $81 million with offsetting balance sheet adjustments to the accumulated other comprehensive income (loss) (cumulative translation adjustment) component of shareholders' equity, and minority interests of $57 million and $24 million, respectively.

Financial Instruments-Praxair enters into various derivative financial instruments to manage its exposure to fluctuating interest and currency exchange rates. Such instruments include interest rate swap and forward rate agreements, and currency swap, forward and option contracts. These instruments are not entered into for trading purposes. Praxair only uses commonly traded and non-leveraged instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Interest rate swap and forward rate agreements involve the exchange of fixed and floating interest payments without the exchange of the underlying principal amounts. The differential to be paid or received is recognized as an adjustment to interest expense. The notional amounts of interest rate swap and forward rate agreements do not exceed the underlying debt principal amounts. If an interest rate swap or forward rate agreement is terminated before its maturity, any gain or loss is deferred and amortized as interest expense over the remaining life of the underlying debt or the remaining life of the swap, if shorter.
     Currency swap, forward and option contracts are generally entered into to hedge recorded balance sheet amounts related to international operations, firm commitments that create currency exposures and projected net income. Gains and losses on hedges of assets and liabilities are recorded in other income (expenses)-net as offsets to the gains and losses from the underlying hedged amounts; gains and losses on hedges of net investments are reported on the balance sheet as part of the accumulated other comprehensive income (loss) (cumulative translation adjustment) within shareholders' equity; and gains and losses on hedges of firm commitments are recorded on the balance sheet and included in the basis of the underlying transaction. Forward exchange contracts that cover exposures which do not qualify for hedge accounting (e.g., net income hedges) are recorded in other income (expenses)- net on a fair market value basis.
     Praxair uses the following methods and assumptions to estimate the fair value of each class of financial instrument. Due to their nature, the carrying value of cash, short-term investments and short-term debt, receivables and payables approximates fair value. The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues. The fair value of interest rate swaps and currency exchange contracts are estimated based on market prices obtained from dealer quotes. Such quotes represent the estimated amount Praxair would receive or pay to terminate the agreements taking into consideration current rates and the credit worthiness of the counterparties (see
Note 5).

Patents, Trademarks And Goodwill-Amounts paid for patents and the excess of the purchase price over the fair value of the net assets of acquired operations (goodwill) are recorded as other long-term assets. Patents are amortized over their remaining useful lives, while trademarks and goodwill are amortized over the estimated period of benefit, up to forty years. Praxair periodically evaluates the recoverability of patents, trademarks and goodwill by assessing whether the unamortized balance can be recovered over its remaining life through cash flows generated by the underlying tangible assets. Should the expected undiscounted cash flows be less than the carrying amount of the intangible asset, an impairment loss would be recognized.

Research And Development-Research and development costs are charged to expense as incurred.

Income Taxes-Deferred income taxes are recorded for the temporary differences between the financial statement and tax bases of assets and liabilities using current tax rates.

Retirement Programs-Most Praxair employees worldwide are covered by various pension plans. The cost of pension benefits under these plans is determined using the "projected unit credit" actuarial cost method. Funding of pension plans varies and is in accordance with local laws and practices.
     Praxair accrues the cost of retiree life and health insurance benefits during the employees' service period when such benefits are earned.

Postemployment Benefits-Praxair recognizes the estimated cost of future benefits provided to former and inactive employees after employment but before retirement on the accrual basis.

Stock-Based Compensation-Praxair accounts for incentive plans and stock options using the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Pro forma information required by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, is included in Note 9.

Earnings Per Share-Basic earnings per share is computed by dividing net income for the period by the weighted average number of Praxair common shares outstanding. Diluted earnings per share is computed by dividing net income for the period by the weighted average number of Praxair common shares outstanding and dilutive common stock equivalents. Stock options for 6,662,005 and 4,604,610 shares were not included in the computation of diluted earnings per share for the years ended December 31, 2000 and December 31, 1999, respectively, because the exercise prices were greater than the average market price of the common stock. All references in the consolidated financial statements are to diluted earnings per share unless stated otherwise. The difference between the number of shares used in the basic earnings per share calculation compared to the diluted earnings per share calculation is due to the dilutive effect of outstanding stock options.

Accounting Change-In accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 98-5, Reporting on the Costs of Start-Up Activities, Praxair recorded an after-tax-charge of $10 million in the first quarter of 1999 as the cumulative effect of an accounting change.

Recently Issued Accounting Standards- In June 1998, The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, and later amended by SFAS No. 137 and 138, and is effective January 1, 2001. SFAS No. 133 requires all derivatives to be recorded at their fair values. Changes in their fair values will be recognized in earnings as offsets to the changes in the fair values of the hedged assets, liabilities, and firm commitments; or, deferred as a separate component of accumulated other comprehensive income (loss) until the hedged transaction occurs and is recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings. As summarized in Note 5, at December 31, 2000, Praxair has interest rate swap or forward starting swap agreements outstanding with a notional value totaling $780 million. Of these, swaps with notional amounts totaling $700 million have been designated as, and are effective as, hedges of outstanding debt instruments or lease obligations. The Company also has currency exchange forward contracts outstanding with notional amounts totaling $248 million which are effective economic hedges but, are not designated as hedges for accounting purposes. For the quarter ended March 31, 2001, Praxair will record a one- time after-tax charge as a cumulative effect adjustment for the initial adoption of SFAS No. 133 totaling $2 million in its statement of operations, and an unrealized loss of $4 million in accumulated other comprehensive income (loss).
     In accordance with Emerging Issues Task Force (EITF) Consensus No. 2000-15, Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company Upon Exercise of a Nonqualified Employee Stock Option, Praxair has included the tax benefit associated with the exercise of stock options as cash flows from operations. Such tax benefits were previously reported as financing cash flows ($5 million in 2000, $16 million in 1999 and $8 million in 1998).

Reclassifications-Certain prior years' amounts have been reclassified to conform to the current year's presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 Special Charges
2000 Repositioning and Special Charges-In the fourth quarter of 2000, Praxair recorded pre-tax charges totaling $159 million and $2 million of equity income charges ($117 million after tax, or $0.73 per diluted share) for severance and other costs associated with a repositioning program that will realign Praxair's resources with its target markets. The charge also includes costs related to asset write-downs associated with non-strategic activities and related working capital. The charges were determined based on formal plans approved by management using the best information available. Any differences with amounts ultimately incurred will be adjusted when determined.
     The severance costs of $48 million are for the termination of 811 employees in connection with initiatives in North and South America, Northern Europe, Surface Technologies, Asia, global supply systems, and corporate. These initiatives involve a number of actions to reorganize Praxair's marketing, business support and administrative functions around the world in order to align the organization more closely with its customers and to improve productivity. In North America, the U.S. business is consolidating its operations into four geographic regions and the segment is taking other actions to streamline the organization and increase productivity. The South America and Europe initiatives are related to ongoing productivity improvements. Praxair's Surface Technologies' business is taking actions in the U.S., Europe and Asia to close or consolidate various operations and facilities, and to improve productivity. In the All Other segment, several actions have been initiated or are planned:
(i) Praxair will consolidate certain packaged gases operations and facilities in India; (ii) Praxair has shutdown and written-off its investment in MetFabCity and e-business support activities in India; and, (iii) corporate and global supply systems will reduce staff as a result of continued productivity initiatives. At December 31, 2000, approximately 200 positions were eliminated and the remaining actions are planned to be completed in 2001. In 2000, MetFabCity losses recorded in consolidated operating profit were $12 million.
     Other costs include plant closures, consolidations, or cancellations (primarily in Asia and global supply systems), and product-line termination costs totaling $44 million; and, the write-off of other assets totaling an additional $67 million. Other assets include Praxair's investment in MetFabCity and other e-commerce initiatives ($22 million), future lease obligations for space that will no longer be used ($16 million), and various other assets and working capital write-offs or write-downs.
     The cash requirements of the repositioning program are estimated to be approximately $68 million in total of which approximately $54 million is expected to be paid in 2001. Cash requirements in 2000 were minimal and remaining amounts beyond 2001, primarily for long-term lease obligations, will be paid primarily through 2006.
     The repositioning and special charges are recorded as follows: $47 million in cost of sales, $21 million in selling, general and administrative and $91 million in other income (expenses)-net (see Note 7).
     Additionally, in the first quarter of 2000 Praxair initiated a program to reposition the Surface Technologies operations as a result of adverse market conditions in the aerospace original equipment and computer disk drive markets. Praxair recorded a $5 million pre-tax charge to other income (expenses)-net, including approximately $4 million for employee severance costs and $1 million related to other exit costs. The program included the closure of two U.S. facilities and headcount reductions of 150 employees located at these facilities and others. As of December 31, 2000, the program is completed.

1998 Special Charges-In the fourth quarter of 1998, Praxair recorded a charge of $29 million ($18 million after tax, or $0.11 per diluted share) related to its investment in Indonesia ($19 million or $11 million after tax) and an anticipated loss on an air separation plant under construction for a third party ($10 million or $7 million after tax).
     Refer to Note 10 for an analysis of the accrued liability balances related to these and previous special charges.

Note 3 Segment Information
Praxair operates principally in the industrial gases business through three reportable operating segments: North America, South America and Europe. In addition, Praxair operates its worldwide Surface Technologies business through its wholly-owned subsidiary, Praxair Surface Technologies, Inc. The All Other category is composed of Praxair's industrial gases business in Asia, Praxair's global supply systems business which designs, engineers and builds equipment that produces industrial gases (for internal use and external sale), and other globally managed functions including procurement, global marketing and business development, which includes MetFabCity, Inc. Corporate includes costs related to corporate functions.
     The accounting policies of the operating segments are the same as those described in Note 1. Praxair evaluates the performance of its operating segments based primarily on operating profit, excluding intercompany royalties and special charges. Sales are determined based on the country in which the legal subsidiary is domiciled and intersegment sales are not material. Research and development costs relating to Praxair's industrial gases business are managed globally and for purposes of segment reporting are allocated to operating segments based on sales. Long-lived assets includes property, plant and equipment; and patents, trademarks and goodwill.
     The table below presents information about reported segments for the years ended December 31, 2000, 1999, and 1998:

                                               (Millions of dollars)
Segment Information                      2000            1999         1998
----------------------------------------------------------------------------
Sales:
North America                         $ 3,026         $ 2,779      $ 2,752
South America                             723             697          964
Europe                                    491             516          515
Surface Technologies                      579             456          420
All Other                                 224             191          182
----------------------------------------------------------------------------
   Total sales                        $ 5,043         $ 4,639      $ 4,833
============================================================================
Segment Operating
Profit(a):
North America                         $   559         $   514      $   533
South America(b)                          174             163          199
Europe                                    124             123          109
Surface Technologies                       58              74           73
All Other                                 (20)            (17)          (6)
Corporate                                 (29)            (26)         (23)
----------------------------------------------------------------------------
   Total segment operating profit     $   866         $   831      $   885
============================================================================
Total Assets(c):
North America                         $ 4,191         $ 3,987      $ 3,917
South America                           1,684           1,796        2,313
Europe                                    730             769          871
Surface Technologies                      722             705          523
All Other                                 435             465          472
----------------------------------------------------------------------------
   Total assets                       $ 7,762         $ 7,722      $ 8,096
============================================================================
Depreciation and
   Amortization:
North America                         $   273         $   260      $   267
South America                              89              86          116
Europe                                     44              49           47
Surface Technologies                       39              30           23
All Other                                  26              20           14
----------------------------------------------------------------------------
   Total depreciation and
      amortization                    $   471         $   445      $   467
============================================================================
Capital Expenditures
   and Acquisitions:
North America                         $   353         $   339      $   501
South America                             396(d)          128          180
Europe                                     58              52           87
Surface Technologies                       62             198          130
All Other                                 125              72          124
----------------------------------------------------------------------------
   Total capital expenditures
      and acquisitions                $   994         $   789      $ 1,022
============================================================================
(continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                 (Millions of dollars)
Segment Information                      2000            1999         1998
----------------------------------------------------------------------------
Sales by Major Country:
United States                         $ 2,737         $ 2,518      $ 2,508
Brazil                                    543             507          786
All Other Foreign                       1,763           1,614        1,539
----------------------------------------------------------------------------
   Total sales                        $ 5,043         $ 4,639      $ 4,833
============================================================================
Long-Lived Assets
   by Major Country:
United States                         $ 2,823         $ 2,752      $ 2,707
Brazil                                    941           1,037        1,505
All Other Foreign                       2,105           2,044        1,935
----------------------------------------------------------------------------
   Total long-lived assets            $ 5,869         $ 5,833      $ 6,147
============================================================================
(a) During 2000, Praxair recorded pre-tax charges totaling $159 million for repositioning and special charges and during 1998, Praxair recorded pre-tax special charges totaling $29 million for an impairment loss in Indonesia and a provision for an anticipated loss on the sale of an air separation plant to a third party, both of which are not included in segment operating profit. Following is a reconciliation of segment operating profit to reported consolidated operating profit:

                                                (Millions of dollars)
Special Charges                          2000            1999         1998
----------------------------------------------------------------------------
Segment operating profit                $ 866           $ 831        $ 885
Less special charges:
   North America                          (19)             --           --
   South America                           (8)             --           --
   Europe                                  (9)             --           --
   Surface Technologies                   (19)             --           --
   All Other                             (104)             --          (29)
----------------------------------------------------------------------------
   Consolidated operating profit        $ 707           $ 831        $ 856
----------------------------------------------------------------------------
(b) 1999 includes a $21 million operating profit benefit from net income hedges in Brazil that were effectively closed out in the 1999 first quarter.
(c)  Includes equity investments as follows:

                                                (Millions of dollars)
Equity Investments                      2000             1999         1998
----------------------------------------------------------------------------
North America                           $ 73             $ 71         $ 66
Europe                                    75               77          101
Surface Technologies                      --                1           --
All other (Asia)                          94               85           84
----------------------------------------------------------------------------
   Total                                $242             $234         $251
============================================================================
(d) Includes $242 million related to the acquisition of additional minority interests of White Martins in Brazil (see Note 7).

Note 4 Income Taxes
Pre-tax income applicable to U.S. and foreign operations is as follows:

                                                 (Millions of dollars)
Year Ended December 31,                 2000             1999         1998
----------------------------------------------------------------------------
United States                           $114             $262         $277
Foreign                                  369              365          319
----------------------------------------------------------------------------
   Total income before
     income taxes                       $483             $627         $596
============================================================================

The following is an analysis of the provision for income taxes:

                                                  (Millions of dollars)
Year Ended December 31,                 2000             1999         1998
----------------------------------------------------------------------------
Current tax expense (benefit)
U.S. Federal                           $  (2)           $  39        $  54
State and local                            4               11           12
Foreign                                   66               49           50
----------------------------------------------------------------------------
   Total current                          68               99          116
----------------------------------------------------------------------------
Deferred tax expense (benefit)
U.S. Federal                              20               49           29
Foreign                                   15                4          (18)
----------------------------------------------------------------------------
   Total deferred                         35               53           11
----------------------------------------------------------------------------
   Total income taxes                  $ 103            $ 152        $ 127
============================================================================

Net deferred tax liabilities are comprised of the following:

                                                       (Millions of dollars)
December 31,                                             2000         1999
----------------------------------------------------------------------------
Deferred Tax Liabilities
Fixed assets                                             $715         $685
State and local                                            11           10
Other                                                     145          164
----------------------------------------------------------------------------
   Total deferred tax liabilities                         871          859
----------------------------------------------------------------------------
Deferred Tax Assets
Benefit plans and related                                 175          194
Inventory                                                  22           22
Alternative minimum tax and other credits                  77           58
Carryforwards-gross                                        98          115
Other                                                     119           72
----------------------------------------------------------------------------
                                                          491          461
Less: Valuation allowances                                 10            5
----------------------------------------------------------------------------
   Total deferred tax assets                              481          456
----------------------------------------------------------------------------
   Net deferred tax liabilities                          $390         $403
============================================================================

An analysis of the difference between the provision for income taxes and the amount computed by applying the U.S. statutory income tax rate to pre-tax income follows:
                                             (Millions of dollars)

Year ended December 31,          2000                 1999               1998
-------------------------------------------------------------------------------------
                             $           %       $           %       $           %
-------------------------------------------------------------------------------------
U.S. statutory income
    tax rate               169        35.0     219        35.0     208        35.0
State and local taxes        3         0.6       7         1.1       8         1.3
U.S. tax credits            (6)       (1.2)     (4)       (0.6)     (3)       (0.5)
Foreign taxes              (49)      (10.2)    (72)      (11.6)    (80)      (13.4)
Other-net                  (14)       (2.9)      2         0.3      (6)       (1.0)
-------------------------------------------------------------------------------------
Provision for
    income taxes           103        21.3     152        24.2     127        21.4
=====================================================================================

The valuation allowances increased $5 million in 2000 (decreased $1 million in 1999 and $4 million in 1998) all relating to foreign net operating loss carryforwards activity. At December 31, 2000, Praxair has approximately $9 million of foreign net operating loss carryforwards that expire principally through 2005, for which the deferred tax asset has been fully reserved by valuation allowances.
     During 2000, Italy decreased its top marginal tax rate. During 1999, France, Japan and the United Kingdom decreased and Brazil increased their top marginal tax rate. The effects of these tax rate changes were immaterial.
     Provision has not been made for additional Federal or foreign taxes at December 31, 2000 on $1,143 million of undistributed earnings of foreign subsidiaries that are planned to be reinvested indefinitely. These earnings could become subject to additional tax if they were remitted as dividends, loaned to Praxair, or upon sale of the subsidiary's stock. It is not practicable to estimate the amount or timing of the additional tax, if any, that might eventually be payable on the foreign earnings.

Note 5 Debt and Financial Instruments

Debt-The following is a summary of Praxair's outstanding debt at December 31, 2000 and 1999:
                                               (Millions of dollars)
Debt                                              2000       1999
-------------------------------------------------------------------
Short-Term
    Commercial paper and U.S. borrowings        $   --     $  632
    Canadian borrowings                              5          6
    South American borrowings                       73         65
    Other International borrowings                  81         53
-------------------------------------------------------------------
Total short-term debt                              159        756
-------------------------------------------------------------------
Long-Term
U.S.:
    Commercial paper and U.S. borrowings           852         --
    6.25% Notes due 2000                            --         75
    6.70% Notes due 2001                           250        250
    6.625% Notes due 2003                           75         75
    6.75% Notes due 2003                           300        300
    6.15% Notes due 2003                           250        250
    6.85% Notes due 2005                           150        150
    6.90% Notes due 2006                           250        250
    6.625% Notes due 2007                          250        250
    8.70% Debentures due 2022
      (Redeemable after 2002)                      300        300
    Other borrowings                                42         31
Canadian borrowings                                176        177
South American borrowings                           66         80
Other International borrowings                      14         43
Obligations under capital leases                     7          8
-------------------------------------------------------------------
                                                 2,982      2,239
Less: current portion of long-term debt            341        128
-------------------------------------------------------------------
Total long-term debt                             2,641      2,111
-------------------------------------------------------------------
Total debt                                      $3,141     $2,995
===================================================================

In July 2000, Praxair entered into two new credit agreements, that expire through 2005, totaling $1.5 billion to support commercial paper and other short-term U.S. bank borrowings. These new agreements replaced the previous credit agreement that was due to expire in December 2000. The terms and financial covenants contained in the new credit agreements are not significantly different from the terms of its previous credit agreement. No borrowings were outstanding under these agreements at December 31, 2000 or 1999.
     At December 31, 2000, $852 million of short-term borrowings were classified as long-term debt because of the Company's intent to refinance this debt on a long-term basis and the availability of such financing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

under the terms of the credit agreements. At December 31, 1999, such borrowings were reclassified as short-term debt because the existing credit agreement expired within one year. At December 31, 2000 and December 31, 1999, the weighted-average interest rate on commercial paper and U.S bank borrowings was 6.6% and 5.5%, respectively.
     Praxair's major bank credit and long-term debt agreements contain various covenants which may, among other things, restrict the ability of Praxair to merge with another entity, incur or guarantee debt, sell or transfer certain assets, create liens against assets, enter into sale and leaseback agreements, or pay dividends and make other distributions beyond certain limits. These agreements also require Praxair to meet leverage and net worth ratios. At December 31, 2000, Praxair was in compliance with all such covenants.
     Excluding commercial paper and U.S. bank borrowings, scheduled maturities on long-term debt are: 2001, $341 million; 2002, $83 million; 2003, $686 million; 2004, $21 million; 2005, $159 million and $840 million thereafter. At December 31, 2000, $174 million of Praxair's assets (principally international fixed assets) were pledged as security for long-term debt including the current portion of long-term debt.
     At December 31, 2000, the estimated fair value of Praxair's long-term debt portfolio was $2,985 million versus a carrying value of $2,982 million. At December 31, 1999, the estimated fair value of long-term debt was $2,207 million versus a carrying value of $2,239 million. These differences are attributable to interest rate changes subsequent to when the debt was issued.

Financial Instruments-Praxair has entered into various fixed interest rate swap agreements that effectively convert variable rate interest and lease payments to fixed rate interest and lease payments. At December 31, 2000 and 1999 respectively, Praxair had $430 million and $80 million notional amount of interest rate swap agreements outstanding. The scheduled maturities of the swap agreements are: 2001, $330 million and 2002, $100 million. Additionally, at December 31, 2000, Praxair entered into $350 million notional amount of forward starting fixed interest rate swaps, effective January 2, 2001 and expiring in 2002. The fair market value of these swaps at December 31, 2000 was a loss of $7 million. At December 31, 1999, the fair market value of the swaps approximated their carrying amounts.
     Praxair is also a party to currency exchange forward contracts to manage its exposure to changing currency exchange rates. At December 31, 2000 and 1999, respectively, Praxair had $248 million and $272 million of currency exchange forward contracts outstanding: $195 million to hedge recorded balance sheet exposures ($222 million in 1999), $4 million to hedge firm commitments generally for the purchase of equipment related to construction projects ($13 million in 1999) and $49 million to hedge future net income, accounted for on a fair market value basis ($37 million in 1999, accounted for on a mark- to-market basis). Additionally, at December 31, 2000, there was $6 million notional value of currency exchange forward contracts that effectively offset ($56 million in 1999). At December 31, 2000 and 1999, the fair market value of currency exchange contracts approximated their carrying amounts and the deferred gains and losses on these contracts were not material.
     In January 1999, Praxair entered into currency exchange forward contracts totaling $325 million for estimated Brazilian net income in 1999 and to hedge a portion of its Brazilian net investment. The net income hedge contracts resulted in a pre-tax gain of $21 million ($14 million after tax and minority interest) and the net investment hedge contracts resulted in a gain of approximately $60 million (after tax and minority interest) which was recognized on the balance sheet in the accumulated other comprehensive income (loss) (cumulative translation adjustment) component of shareholders' equity. The cash proceeds relating to the pre-tax gain on the net investment hedges (approximately $89 million) is shown in the financing section of the consolidated statement of cash flows under the caption "Minority transactions and other", and the pre-tax gain relating to the net income hedges is shown under the caption "Net income" in operating cash flows.
     Counterparties to interest rate derivative contracts and currency exchange forward contracts are major financial institutions with credit ratings of investment grade or better and no collateral is required. There are no significant risk concentrations. Management believes the risk of incurring losses related to credit risk is remote and any losses would be immaterial.

Note 6 Shareholders' Equity
At December 31, 2000, there were 500,000,000 shares of common stock authorized (par value $.01 per share) of which 166,309,105 shares were issued and 159,379,260 were outstanding.
     The Board of Directors of Praxair declared a dividend distribution of one common stock purchase right (a "Right") for each share of Praxair's common stock outstanding at the close of business on June 30, 1992. The holders of any additional shares of Praxair's common stock issued after June 30, 1992 and before the redemption or expiration of the Rights are also entitled to one Right for each such additional share. Each Right entitles the registered holders, under certain circumstances, to purchase from Praxair one share of Praxair's common stock at $47.33 (subject to adjustment). At no time will the Rights have any voting power.
     The Rights may not be exercised until 10 days after a person or group acquires 15 percent or more of Praxair's common stock, or announces a tender offer that, if consummated, would result in 15 percent or more ownership of Praxair's common stock. Separate Rights certificates will not be issued and the Rights will not be traded separately from the stock until then.
     Should an acquirer become the beneficial owner of 15 percent or more of Praxair's common stock (other than as approved by Praxair's Board of Directors) and under certain additional circumstances, Praxair Rightholders (other than the acquirer) would have the right to buy common stock in Praxair, or in the surviving enterprise if Praxair is acquired, having a value of two times the exercise price then in effect. Also, Praxair's Board of Directors may exchange the Rights (other than the acquirer's Rights which will have become void), in whole or in part, at an exchange ratio of one share of Praxair common stock (and/or other securities, cash or other assets having equal value) per Right (subject to adjustment).
     The Rights will expire on June 30, 2002, unless exchanged or redeemed prior to that date. The redemption price is $.001 per Right. Praxair's Board of Directors may redeem the Rights by a majority vote at any time prior to the 20th day following public announcement that a person or group has acquired 15 percent of Praxair's common stock. Under certain circumstances, the decision to redeem requires the concurrence of a majority of the independent directors.

Note 7 Supplementary Income Statement Information
                                                (Millions of dollars)
Year Ended December 31,                     2000         1999            1998
-------------------------------------------------------------------------------
Cost of Sales
Cost of sales                            $ 3,028      $ 2,732         $ 2,807
Repositioning and special charges(a)          47           --              --
-------------------------------------------------------------------------------
                                         $ 3,075      $ 2,732         $ 2,807
===============================================================================
Selling, General and Administrative
Selling                                  $   329      $   314         $   328
General and administrative                   333          327             316
Repositioning and special charges(a)          21           --              --
-------------------------------------------------------------------------------
                                         $   683      $   641         $   644
===============================================================================
Depreciation and Amortization
Depreciation and other                   $   438      $   413         $   430
Goodwill amortization                         33           32              37
-------------------------------------------------------------------------------
                                         $   471      $   445         $   467
===============================================================================
Other Income (Expenses)-Net
Investment income                        $    10      $     9         $    14
Currency(b)                                   10           38               1
Partnership income                             9            7              12
Repositioning and special charges(a)         (91)          --             (29)
Other                                         20           23(c)           15
-------------------------------------------------------------------------------
                                         $   (42)     $    77         $    13
===============================================================================
Interest Expense
Interest incurred on debt                $   248      $   234         $   296
Interest capitalized                         (24)         (30)            (36)
-------------------------------------------------------------------------------
                                         $   224      $   204         $   260
===============================================================================
Minority Interests
Minority interests(d)                    $   (24)     $   (39)        $   (49)
Preferred stock dividends                     (3)          (6)             (6)
-------------------------------------------------------------------------------
                                         $   (27)     $   (45)        $   (55)
===============================================================================
(a) During the fourth quarter 2000, Praxair recorded pre-tax repositioning and special charges totaling $159 million and in 1998, Praxair recorded pre-tax special charges of $29 million (see Note 2).
(b) Includes a $21 million gain related to net income hedges in Brazil in 1999 (see Note 5) and gains from net income hedges in both 2000 and 1999, primarily in Europe.
(c) Includes $50 million of income related to the redemption of preference shares from an earlier business sale and $12 million of income related to the collection of a note receivable from an earlier business sale, with offsetting costs related to postemployment benefits and an anticipated loss on the sale of an air separation plant under construction for a third party.
(d) As a result of a tender offer in 2000 and a rights offering in 1999, Praxair increased its ownership interest in its South American subsidiary, S.A. White Martins (White Martins), from 69.3% at December 31, 1998 to 76.6% at December 31, 1999, and to 98.6% at December 31, 2000. Praxair paid $242 million in connection with the tender offer in 2000, and as consideration for the additional shares it purchased during the rights offering in 1999, Praxair used approximately $138 million of intercompany loans it had previously made to White Martins. Approximately $15 million of the 1999 rights offering was purchased by minority shareholders.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 Preferred Stock
At December 31, 2000 and 1999, there were 25,000,000 shares of preferred stock (par value $.01 per share) authorized, of which, 200,000 shares were issued and outstanding at December 31, 2000 (750,000 shares were outstanding in 1999). During the second quarter of 2000, the 7.48% Series A Cumulative Preferred Stock was redeemed for $55,000,000. No dividends may be paid on Praxair common stock unless preferred stock dividends have been paid, and the preferred stock has limited voting rights. Dividends are included in minority interests on the consolidated statement of income. Following is a summary of the Series B Preferred Stock outstanding at December 31, 2000:

Series B Preferred Stock-There are 200,000 outstanding shares of Praxair 6.75% Cumulative Preferred Stock, Series B which are entitled to receive cumulative annual dividends of $6.75 per share, payable quarterly. The Series B Preferred Stock is mandatorily redeemable on, but not prior to, September 5, 2002 at a price of $100 per share and has a liquidation preference of $100 per share.

Note 9 Incentive Plans and Stock Options

At December 31, 2000, the 1992 Praxair Long-Term Incentive Plan (the "1992 Plan") and the 1996 Praxair, Inc. Performance Incentive Plan (the "1996 Plan") provide for granting of nonqualified or incentive stock options, stock grants, performance awards, and other stock-related incentives for key employees. On February 21, 2001, the Board of Directors terminated the 1996 Plan effective on February 28, 2001 and adopted the 2002 Praxair, Inc. Long-Term Incentive Plan (the "2002 Plan"), effective January 1, 2002.
     Under the 1992 Plan, which expires on December 31, 2001, the total number of shares available for options or stock grants in each calendar year may not exceed one percent of the number of shares outstanding on the first day of each year, plus any shares that were available but not used in a prior year up to two percent of the total number of shares outstanding on the first day of the year of the grant. Exercise prices for Incentive Stock Options must be equal to the closing price of Praxair's common stock on the date of the grant. The options issued under the 1992 Plan become exercisable only after one or more years, and the option term can be no more than ten years.
     Under the 1996 Plan, before being terminated effective on February 28, 2001, the number of shares of stock available for options or share grants in each calendar year was limited to a percentage of the total number of shares of common stock outstanding. The provisions of the 1996 Plan governing the granting and administration of stock options are identical to those in the 1992 Plan.
     Under the 2002 Plan, the number of shares available for option or stock grants is limited to a total of 7,900,000 shares for the ten-year term of the Plan. The 2002 Plan provides for the granting of only nonqualified and incentive stock options, stock grants and performance awards and further provides that the aggregate number of shares granted as restricted stock or pursuant to performance awards may not exceed 20% of the total shares available under the Plan. The 2002 Plan also provides calendar year per-participant limits on grants of options, restricted stock and performance awards. Exercise prices for options granted under the 2002 Plan may not be less than the closing market price of the Company's common stock on the date of grant and granted options may not be repriced or exchanged without shareholder approval. Options granted under the 2002 Plan become exercisable after a minimum of one year and have a maximum duration of 10 years. Both officer and non-officer employees are eligible for awards under the 2002 Plan.

Effective January 1, 1997, Praxair initiated a three-year long-term incentive program by granting performance share equivalents and stock options to corporate officers and other key employees under the applicable Incentive Plan. Because Praxair's average annual earnings per share growth for the three year performance period was 10.7% versus the 15% target established for this program, 71.1% of the performance share equivalents or 652,421 share equivalents vested on January 1, 2000, according to a pre-determined formula. Vested performance share equivalents were distributed primarily in shares of Praxair, Inc. common stock in March 2000. Pre-tax compensation expense related to this plan totaled $33 million ($10 million in 1999, $8 million in 1998 and $15 million in 1997).
     The following table summarizes the changes in outstanding shares under option and performance share equivalents for 2000, 1999, and 1998 (options in thousands):

                                Stock Options
                            ----------------------
                                           Average      Performance
                                          Exercise            Share
Activity                    Options          Price   Equivalents(a)
--------------------------------------------------------------------
Outstanding at
  December 31, 1997          10,899      $   25.20             968
Granted                       2,022      $   40.98              14
Exercised                      (889)     $   19.63              --
Cancelled or expired            (60)     $   46.00             (31)
--------------------------------------------------------------------
Outstanding at
  December 31, 1998          11,972      $   28.17             951
Granted                       2,946      $   40.98              --
Exercised                    (2,138)     $   19.48              --
Cancelled or expired           (104)     $   44.78            (299)
--------------------------------------------------------------------
Outstanding at
  December 31, 1999          12,676      $   32.47             652
Granted                       3,050      $   42.40              --
Exercised                    (1,001)     $   15.19              --
Vested                           --             --            (652)
Cancelled or expired           (179)     $   43.72              --
--------------------------------------------------------------------
Outstanding at
  December 31, 2000(b)       14,546      $   35.60              --
--------------------------------------------------------------------
Options exercisable at:
  December 31, 1998           7,728      $   18.95
  December 31, 1999           6,650      $   23.86
  December 31, 2000(b)        8,684      $   31.48
====================================================================
(a) The weighted-average price per share on the date performance share equivalents were granted was $50.26 in 1998 and $46.25 in 1997.
(b) The following table summarizes information about options outstanding and exercisable at December 31, 2000 (options in thousands, life in years):

                             Outstanding           Exercisable
                             -----------           -----------
Range of         Average   Number    Average    Number    Average
Exercise       Remaining       of   Exercise        of   Exercise
Prices              Life  Options      Price   Options      Price
-------------------------------------------------------------------
$ 9.80-$13.95        0.7    1,254     $12.37     1,254     $12.37
$15.50-$24.38        2.9    2,531     $18.12     2,531     $18.12
$26.25-$36.25        7.5    2,206     $33.92     1,031     $33.47
$36.44-$46.00        8.6    4,980     $41.84     1,253     $40.59
$46.13-$56.13        7.0    3,575     $48.49     2,615     $48.42
-------------------------------------------------------------------
$9.80-$56.13         6.4   14,546     $35.60     8,684     $31.48
===================================================================

Pro forma information:
SFAS No. 123 requires Praxair to disclose pro forma net income and pro forma earnings per share amounts as if compensation expense was recognized for options granted after 1994. Using this approach, pro forma net income and the related basic and diluted earnings per share amounts would be as follows:

Year Ended December 31,    2000        1999        1998
---------------------------------------------------------
Net Income:
As reported             $   363     $   431     $   425
Pro forma               $   335     $   411     $   409
Basic Earnings
   per Share:
As reported             $  2.28     $  2.71     $  2.68
Pro forma               $  2.11     $  2.58     $  2.58
Diluted Earnings
   per Share:
As reported             $  2.25     $  2.66     $  2.60
Pro forma               $  2.08     $  2.53     $  2.50
---------------------------------------------------------

The weighted average fair value of options granted during 2000 was $15.46 ($13.80 in 1999 and $12.57 in 1998). These values, which were used as a basis for the pro forma disclosures, were estimated using the Black-Scholes Options-Pricing Model with the following weighted average assumptions used for grants in 2000, 1999, and 1998:

Year Ended December 31,               2000             1999             1998
------------------------------------------------------------------------------
Dividend yield                        1.0%             1.0%             1.0%
Volatility                           33.0%            31.0%            28.0%
Risk-free interest rate               6.4%             5.5%             5.2%
Expected term-years                   5.0              5.0              5.0
------------------------------------------------------------------------------

These pro forma disclosures may not be representative of the effects for future years since options vest over several years, and additional awards generally are made each year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 Supplementary
Balance Sheet Information

                                                       (Millions of dollars)
December 31,                                          2000              1999
------------------------------------------------------------------------------
Accounts Receivable
Trade                                              $   873           $   846
Other                                                   39                36
------------------------------------------------------------------------------
                                                       912               882
Less: allowance for doubtful accounts(a)                36                34
------------------------------------------------------------------------------
                                                   $   876           $   848
==============================================================================
Inventories(b)
Raw materials and supplies                         $    98           $   104
Work in process                                         38                50
Finished goods                                         161               156
------------------------------------------------------------------------------
                                                   $   297           $   310
==============================================================================
Property, Plant and
   Equipment-Net
Land and improvements                              $   199           $   190
Buildings                                              566               562
Machinery and equipment                              7,589             7,209
Construction in progress and other                     539               620
Less: accumulated depreciation                       4,122             3,861
------------------------------------------------------------------------------
                                                   $ 4,771           $ 4,720
==============================================================================
Other Long-Term Assets
Patents, trademarks and goodwill(c)                $ 1,097           $ 1,113
Deposits(d)                                             35                34
Other                                                  256               286
------------------------------------------------------------------------------
                                                   $ 1,388           $ 1,433
==============================================================================
Other Current Liabilities
Accrued accounts payable                           $   136           $   132
Payrolls                                                93               102
Employee benefits and related                           25                41
Special charges(e)                                      59                 5
Accrued interest payable                                39                37
Other                                                  107                88
------------------------------------------------------------------------------
                                                   $   459           $   405
==============================================================================
Other Long-Term Liabilities
Employee benefits and related                      $   441           $   462
Special charges(e)                                      19                 7
Other(d)                                                88                93
------------------------------------------------------------------------------
                                                   $   548           $   562
==============================================================================
Deferred Credits
Income taxes(f)                                    $   461           $   434
Deferred gain on sale leaseback (Note 12)              152               152
Other                                                    6                14
------------------------------------------------------------------------------
                                                   $   619           $   600
==============================================================================
(continued)

                                                       (Millions of dollars)
December 31,                                          2000              1999
------------------------------------------------------------------------------
Accumulated Other
    Comprehensive Income (Loss)
    (cumulative translation adjustment)
North America                                      $  (177)          $  (167)
South America(g)                                      (593)             (494)
Europe                                                (174)             (123)
Surface Technologies                                   (17)               (8)
All Other                                              (50)              (36)
------------------------------------------------------------------------------
                                                   $(1,011)          $  (828)
==============================================================================
(a) Provisions to the allowance for doubtful accounts were $19 million, $22 million and $13 million in 2000, 1999, and 1998, respectively.
(b) Approximately 33% of total inventories were valued using the LIFO method at December 31, 2000 (31% in 1999). If inventories had been valued at current costs, they would have been approximately $28 million and $26 million higher than reported at December 31, 2000 and 1999, respectively.
(c) Net of accumulated amortization of $180 million in 2000 and $161 million in 1999.
(d) $35 million and $24 million of other long-term assets and other long-term liabilities in Brazil have been offset in 2000 and 1999, respectively.
(e) The table below summarizes the activity (primarily new charges, cash payments and asset write-offs) in the accrual for special charges. The accrual includes special programs in 1996 and 1997 as described in the table below, and other programs in 1998 and 2000 as described in Note 2. The remaining other charges at December 31, 2000 are related to the 2000 repositioning program and future lease payments from earlier programs.

                                     (Millions of dollars)
                                                Other       Total
Accrual-- Special Charges      Severance      Charges     Accrual
-----------------------------------------------------------------
Balance, January 1, 1996            $ --         $ --        $ --
  CBI integration*                    50           35          85
  1996 activity                      (29)         (10)        (39)
-----------------------------------------------------------------
Balance, December 31, 1996            21           25          46
  North American packaged gases*      --           10          10
  1997 activity                      (21)          (9)        (30)
-----------------------------------------------------------------
Balance, December 31, 1997            --           26          26
  1998 activity                       --           (8)         (8)
-----------------------------------------------------------------
Balance, December 31, 1998            --           18          18
  1999 activity                       --           (6)         (6)
-----------------------------------------------------------------
Balance,  December  31, 1999          --           12          12
  Surface Technologies
    repositioning program              4            1           5
  Repositioning and
    special charges                   48          111         159
  2000 activity                       (7)         (91)        (98)
-----------------------------------------------------------------
Balance,  December  31, 2000        $ 45         $ 33        $ 78
=================================================================

* In 1996, Praxair recorded a charge of $85 million for the integration of the Liquid Carbonic business of CBI and Praxair, and in 1997 recorded a $10 million charge related primarily to profit improvement initiatives in its North American packaged gases business.

(f) Deferred income taxes related to current items are included in prepaid and other current assets in the amount of $71 million in 2000 and $31 million in 1999. The increase in 2000 is a result of the repositioning program (see
     Note 2).

(g) Consists primarily of currency translation adjustments in Brazil and is net of a $60 million gain related to Brazilian net investment hedges (see Note
     5).

Note 11 Retirement Programs
Pensions-Praxair has two main U.S. retirement programs which are non-contributory defined benefit plans, the Praxair Retirement Program and the CBI Retirement Program. Pension benefits for both are based predominantly on years of service, age and compensation levels prior to retirement. Pension coverage for employees of Praxair's international subsidiaries generally is provided by those companies through separate plans. Obligations under such plans are typically provided for by depositing funds with trustees, under insurance policies, or by book reserves.
     Praxair's North American packaged gases business has two defined contribution plans. Company contributions to these plans are calculated as a percentage of salary based on age plus service. U.S. employees may supplement the company contributions up to the maximum allowable by IRS regulations. Certain international subsidiaries of the Company (including White Martins in Brazil, effective in 2000) also sponsor defined contribution plans where contributions are determined under various formulas. The cost for these plans was $7 million in 2000, and $5 million in 1999 and 1998 (not included in the tables that follow).
     U.S. employees other than the packaged gas business are eligible to participate in a defined contribution savings plan. Employees may contribute up to 18% of their compensation, subject to the maximum allowable by IRS regulations. Company contributions to this plan are calculated on a graduated scale based on employee contributions to the plan. The cost for this plan was $10 million in 2000, 1999 and 1998 (not included in the tables that follow).

Postretirement Benefits Other Than Pensions (OPEB)- Praxair provides health care and life insurance benefits to certain eligible retired employees. These benefits are provided through various insurance companies and health care providers. Praxair is obligated to make payments for a portion of postretirement benefits related to retirees of Praxair's former parent. As part of the CBI acquisition in 1996, Praxair assumed responsibility for health care and life insurance benefit obligations for CBI's retired employees. Praxair does not currently fund its postretirement benefits obligations. Praxair retiree plans may be changed or terminated by Praxair at any time for any reason with no liability to current or future retirees.


Pension and Postretirement Benefit Costs

The components of net pension and OPEB costs for 2000, 1999 and 1998 are shown below:

                                                    (Millions of dollars)
                                           Pensions                        OPEB
                                   ------------------------      ------------------------
Year Ended December 31,            2000      1999      1998      2000      1999      1998
-------------------------------------------------------------------------------------------
Net Benefit Cost
Service cost                       $ 30      $ 35      $ 35      $  6      $  7      $  7
Interest cost                        64        63        59        15        13        13
Expected return on assets           (78)      (72)      (67)       --        --        (1)
Curtailment/Settlement (gains)       (6)       --        --        --        --        --
Net amortization and deferral        (3)       (1)       --        (5)       (7)       (9)
-------------------------------------------------------------------------------------------
Net periodic benefit cost          $  7      $ 25      $ 27      $ 16      $ 13      $ 10
===========================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The changes in benefit obligation and plan assets and the funded status reconciliation as of December 31, 2000 and 1999 for Praxair's significant pension and OPEB programs are shown below:

                                                                      (Millions of dollars)
                                                                Pensions
                                                ---------------------------------------
                                                       2000                  1999                  OPEB
                                                -----------------    ------------------     ------------------
Year Ended December 31,                            US       INTL         US       INTL       2000       1999
--------------------------------------------------------------------------------------------------------------
Change in Benefit Obligation
Benefit obligation, January 1                   $ 661      $ 310      $ 678      $ 339      $ 215      $ 227
Service cost                                       22          8         24         11          6          7
Interest cost                                      50         15         46         18         16         14
Participant contributions                          --         --         --         --          9          8
Plan amendments                                    (9)        --         --         --         (9)       (12)
Actuarial loss (gain)                              18         (4)       (60)        (2)        20          2
Benefits paid                                     (37)       (18)       (27)       (15)       (25)       (25)
Curtailment/Settlement (gains)                     --        (50)        --         --         --         --
Currency translation                               --        (18)        --        (41)        (2)        (6)
--------------------------------------------------------------------------------------------------------------
Benefit obligation, December 31                 $ 705      $ 243      $ 661      $ 310      $ 230      $ 215
--------------------------------------------------------------------------------------------------------------
Change in Plan Assets
Fair value of plan assets, January 1            $ 696      $ 299      $ 643      $ 285      $   5      $   7
Actual return on plan assets                       (2)        20         77         41         --          1
Company contributions                              --          2         --          7         --         --
Settlement (gains)                                 --        (35)        --         --         --         --
Benefits paid                                     (28)       (18)       (24)       (12)        (5)        (3)
Currency translation                               --         (9)        --        (22)        --         --
--------------------------------------------------------------------------------------------------------------
Fair value of plan assets, December 31          $ 666      $ 259      $ 696      $ 299      $  --      $   5
--------------------------------------------------------------------------------------------------------------
Funded Status Reconciliation
Funded status, December 31                      $ (39)     $  16      $  35      $ (11)     $(230)     $(210)
Unrecognized (gains) losses-net                   (66)       (34)      (145)       (29)        14         (7)
Unrecognized prior service cost                    (5)         2          5          7        (24)       (22)
Unrecognized transition amount                     --         (2)        (2)        --         --         --
--------------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost, December 31     $(110)     $ (18)     $(107)     $ (33)     $(240)     $(239)
--------------------------------------------------------------------------------------------------------------

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $173 million, $153 million, and $117 million, respectively, as of December 31, 2000 ($192 million, $176 million and $126 million, respectively, as of December 31, 1999).
     The weighted average or range of assumptions for the Company's pension and OPEB benefit plans were as follows:

                                        U.S. Plans         International Plans
                                   --------------------   ----------------------
Year Ended December 31,              2000         1999       2000      1999
--------------------------------------------------------------------------------
Discount rate                       7.50%        7.75%      3-11%       4-9%
Rate of increase in
    compensation levels             4.50%        4.75%       3-8%       2-7%
Expected long-term rate
    of return on plan assets         9.5%         9.5%      7-12%      6-10%
--------------------------------------------------------------------------------

For measurement purposes, a 7.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001, gradually reducing to 5.25% in 2005 and thereafter. These health care cost trend rate assumptions have an impact on the amounts reported. To illustrate the effect, a one-percentage point change in assumed health care cost trend rates would have the following effects:

                                        (Millions of dollars)
                                One-Percentage       One-Percentage
Sensitivity                     Point Increase       Point Decrease
----------------------------------------------------------------------
Effect on the total of
  service and interest
  cost components of
  net OPEB benefit cost                    $1                  $(1)
Effect on OPEB benefit
  obligation                               $8                  $(8)
----------------------------------------------------------------------

Note 12 Leases
For operating leases, primarily involving manufacturing and distribution equipment and office space, noncancelable commitments extending for more than one year will require the following future minimum payments at December 31, 2000:

Lease Payments*                (Millions of dollars)
----------------------------------------------------
2001            $99           2004            $ 43
2002            $66           2005            $ 36
2003            $52           after 2005      $136
----------------------------------------------------
*Excludes $16 million related to the 2000 repositioning and special charges (see
Note 2).

Included in these totals are $45 million of lease commitments to Praxair's former parent company, principally for office space. Total lease and rental expenses under operating leases were $95 million in 2000, $94 million in 1999 and $80 million in 1998, excluding $16 million related to the 2000 repositioning and special charges (see Note 2). The present value of the future lease payments under operating leases is approximately $328 million at December 31, 2000.
     During 1999 and 1998, Praxair sold and leased back certain U.S. distribution and liquid storage equipment for $80 million and $150 million, respectively. These operating leases have an initial two-year term with purchase and lease renewal options at projected future fair market values beginning in 2001 and 2000, respectively. In September 2000, Praxair renewed the $150 million operating lease for an additional year. In December 2000, Praxair notified the lessor of its intent to renew the $80 million operating lease commencing March 2001.

Note 13 Commitments and Contingencies
In the normal course of business, Praxair is involved in legal proceedings and claims with both private and governmental parties. These cover a variety of items, including product liability and environmental matters.
In some of these cases, the remedies that may be sought or damages claimed are substantial. While it is impossible at this time to determine with certainty the ultimate outcome of any of these cases, in the opinion of management, they will not have a material adverse effect on the consolidated financial position of Praxair or on the consolidated results of operations or cash flows in a given year. Should any losses be sustained in connection with any of these cases in excess of provisions therefore, they will be charged to income in the future.
     Praxair has entered into operating leases on distribution and liquid storage equipment which include residual value guarantees not to exceed $196 million. Management expects any losses under these guarantees to be remote.
     At December 31, 2000, the estimated cost of completing authorized construction projects in the normal course of business is $175 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 Quarterly Data (Unaudited)

                                                           (Millions of dollars, except per share data)
2000                                                    1Q             2Q            3Q         4Q(a)          Year
---------------------------------------------------------------------------------------------------------------------
Sales                                            $   1,230      $   1,265     $   1,275     $   1,273     $   5,043
Cost of sales                                    $     722            761           776           816     $   3,075
Depreciation and amortization                    $     118            118           117           118     $     471
Operating profit                                 $     213            219           218            57     $     707
---------------------------------------------------------------------------------------------------------------------
Net income                                       $     114      $     122     $     122     $       5     $     363
---------------------------------------------------------------------------------------------------------------------
Basic per Share Data:
Net income                                       $     .72      $     .77     $     .77     $     .03     $    2.28
Weighted average shares (000's)                    159,433        158,515       158,912       159,633       159,123
---------------------------------------------------------------------------------------------------------------------
Diluted per Share Data:
Net income                                       $     .71      $     .76     $     .76     $     .03     $    2.25
Weighted average shares (000's)                    161,575        160,629       160,854       161,305       161,092
=====================================================================================================================

                                                           (Millions of dollars, except per share data)
1999                                                    1Q             2Q            3Q            4Q          Year
---------------------------------------------------------------------------------------------------------------------
Sales                                            $   1,118      $   1,149     $   1,169     $   1,203     $   4,639
Cost of sales                                    $     652            673           691           716     $   2,732
Depreciation and amortization                    $     113            111           111           110     $     445
Operating profit(b)                              $     211            201           208           211     $     831
---------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of an
    accounting change(b)                         $     108      $     107     $     112     $     114     $     441
Cumulative effect of an accounting change(c)           (10)            --            --            --           (10)
Net income(b)                                    $      98      $     107     $     112     $     114     $     431
---------------------------------------------------------------------------------------------------------------------
Basic per Share Data:(b)
Income before cumulative effect of an
    accounting change                            $     .68      $     .67     $     .70     $     .71     $    2.77
Cumulative effect of an accounting change(c)          (.06)            --            --            --          (.06)
Net income                                       $     .62      $     .67     $     .70     $     .71     $    2.71
Weighted average shares (000's)                    158,138        159,363       159,704       159,915       159,280
---------------------------------------------------------------------------------------------------------------------
Diluted per Share Data:(b)
Income before cumulative effect of an
    accounting change                            $     .67      $     .66     $     .69     $     .70     $    2.72
Cumulative effect of an accounting change(c)          (.06)            --            --            --          (.06)
Net income                                       $     .61      $     .66     $     .69     $     .70     $    2.66
Weighted average shares (000's)                    161,819        162,641       162,564       162,566       162,222
=====================================================================================================================

(a) The fourth quarter 2000 includes $159 million of pre-tax charges ($117 million after tax, or $0.73 per diluted share) related to repositioning and special charges (see Note 2).
(b) Operating profit, net income and per share amounts for the 1999 first quarter and year include income of $21 million, $14 million and $.09 per share, respectively related to net income hedges in Brazil (see Note 5).
(c)  Related to a required accounting change for start-up costs (see Note 1).

Management's Statement of Responsibility for Financial Statements

Praxair's consolidated financial statements are prepared by management, which is responsible for their fairness, integrity and objectivity. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America applied on a consistent basis except for accounting changes as disclosed and include amounts that are estimates and judgments. All historical financial information in this annual report is consistent with the accompanying financial statements.
     Praxair maintains accounting systems, including internal accounting controls monitored by a staff of internal auditors, that are designed to provide reasonable assurance of the reliability of financial records and the protection of assets. The concept of reasonable assurance is based on recognition that the cost of a system should not exceed the related benefits. The effectiveness of those systems depends primarily upon the careful selection of financial and other managers, clear delegation of authority and assignment of accountability, inculcation of high business ethics and conflict- of-interest standards, policies and procedures for coordinating the management of corporate resources and the leadership and commitment of top management.
     Praxair's consolidated financial statements are audited by PricewaterhouseCoopers LLP, independent accountants, in accordance with auditing standards generally accepted in the United States of America. These standards provide for a review of Praxair's internal accounting controls to the extent they deem appropriate in order to issue their opinion on the financial statements.
     The Audit Committee of the Board of Directors, which consists solely of non-employee directors, is responsible for overseeing the functioning of the accounting system and related controls and the preparation of annual financial statements. The Audit Committee periodically meets with management, internal auditors and the independent accountants to review and evaluate their accounting, auditing and financial reporting activities and responsibilities. The independent accountants and internal auditors have full and free access to the Audit Committee and meet with the Committee, with and without management present.


/s/ Dennis H. Reilley
Dennis H. Reilley
Chairman, President and Chief Executive Officer


/s/ James S. Sawyer
James S. Sawyer
Vice President and Chief Financial Officer


/s/ George P. Ristevski
George P. Ristevski
Vice President and Controller


Danbury, Connecticut
February 8, 2001

REPORT OF INDEPENDENT ACCOUNTANTS

                                                   [PricewaterhouseCoopers logo]


To the Board of Directors and Shareholders of Praxair, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Praxair, Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP
Stamford, Connecticut
February 8, 2001, except as to Note 9, which is as of February 21, 2001

FIVE-YEAR FINANCIAL SUMMARY (millions of dollars, except per share data)

Year Ended December 31,                               2000              1999            1998              1997            1996
--------------------------------------------------------------------------------------------------------------------------------
From the Income Statement
Sales                                            $   5,043         $   4,639       $   4,833         $   4,735       $   4,449
Cost of sales                                        3,075(a)          2,732           2,807             2,764           2,564
Selling, general and administrative                    683(a)            641             644               662             688
Depreciation and amortization                          471               445             467               444             420
Research and development                                65                67              72                79              72
Other income (expenses)-net(a)                         (42)               77              13                52             (58)
--------------------------------------------------------------------------------------------------------------------------------
Operating profit                                       707               831             856               838             647
Interest expense                                       224               204             260               216             195
--------------------------------------------------------------------------------------------------------------------------------
Income before taxes                                    483               627             596               622             452
Income taxes                                           103               152             127(a)            151             110
--------------------------------------------------------------------------------------------------------------------------------
Income of consolidated entities                        380               475             469               471             342
Minority interests                                     (27)              (45)            (55)              (66)            (68)
Income from equity investments                          10(a)             11              11                11               8
--------------------------------------------------------------------------------------------------------------------------------
Income before cumulative
    effect of accounting changes                       363               441             425               416             282
Cumulative effect of accounting changes(b)              --               (10)             --               (11)             --
--------------------------------------------------------------------------------------------------------------------------------
Net income                                       $     363         $     431       $     425         $     405       $     282
================================================================================================================================
Per Share Data(b)
Basic earnings per share:
    Income before cumulative
       effect of accounting changes              $    2.28         $    2.77       $    2.68         $    2.63       $    1.85
    Net income                                   $    2.28         $    2.71       $    2.68         $    2.56       $    1.85
Diluted earnings per share:
    Income before cumulative
       effect of accounting changes              $    2.25         $    2.72       $    2.60         $    2.53       $    1.77
    Net income                                   $    2.25         $    2.66       $    2.60         $    2.46       $    1.77
Cash dividends per share                         $    0.62         $    0.56       $    0.50         $    0.44       $    0.38
--------------------------------------------------------------------------------------------------------------------------------
Weighted Average Shares Outstanding (000's)
Basic shares outstanding                           159,123           159,280         158,462           158,095         152,654
Diluted shares outstanding                         161,092           162,222         163,356           164,053         159,038
================================================================================================================================
Capital
Total debt                                       $   3,141         $   2,995       $   3,274         $   3,305       $   3,265
Minority interests                                     138               359             487               521             493
Preferred stock                                         20                75              75                75              75
Shareholders' equity                                 2,357             2,290           2,332             2,122           1,924
--------------------------------------------------------------------------------------------------------------------------------
Total capital                                    $   5,656         $   5,719       $   6,168         $   6,023       $   5,757
================================================================================================================================
Other Information and Ratios
Operating profit as a percentage of sales(a)          17.2%             17.9%           18.3%             17.9%           16.5%
After-tax return on capital(a,c)                      12.0%             11.1%           11.1%             11.1%           12.7%
Capital expenditures                             $     704         $     653       $     781         $     902       $     893
Cash flow from operations                        $     899         $     969       $     944         $     769       $     627
Total assets                                     $   7,762         $   7,722       $   8,096         $   7,810       $   7,538
Shares outstanding at year-end (000's)             159,379           159,048         157,571           157,373         157,489
Debt-to-capital ratio                                 55.5%             52.4%           53.1%             54.9%           56.7%
Number of employees                                 23,430            24,102          24,834            25,388          25,271(d)
--------------------------------------------------------------------------------------------------------------------------------

(a)  In 2000, operating profit includes a $159 million pre-tax charge and income from equity investments includes a $2 million charge ($117 million after tax, or $0.73 per diluted share) related to repositioning and special charges (shown $47 million in cost of sales; $21 million in selling, general and administrative expenses; and $91 million in other income (expenses)-net. In
     1998, other income (expenses)-net includes special charges of $29 million. See Note 2 to the consolidated financial statements for a description of these 2000 and 1998 charges. Other income (expenses)-net in 1997 includes a $10 million special charge related primarily to profit improvement initiatives in the North American packaged gases business, and in 1996 includes an $85 million special charge related to CBI integration activities. 1998 income taxes include $18 million special tax credits.
     Operating profit as a percentage of sales excludes the impact of these special charges. After-tax return on capital excludes these special items and is based on income before cumulative effect of accounting changes.
(b)  1999 net income includes the cumulative effect of a change in accounting for previously capitalized start-up costs of $10 million or $0.06 per share for both basic and diluted earnings per share. 1997 net income includes the cumulative effect of a change in accounting for previously capitalized business process reengineering and information technology transformation costs of $11 million or $0.07 per share for both basic and diluted earnings per share.
(c)  After-tax return on capital is defined as after-tax operating profit plus income from equity investments, divided by average capital.
(d)  Number of employees excludes those at facilities held for sale.

                                                                                                                                  49

INVESTOR INFORMATION

Praxair Investor Relations
Praxair, Inc.
39 Old Ridgebury Road
Danbury, CT 06810-5113
e-mail: investor_relations@praxair.com
(203) 837-2210

Investor Information at www.praxair.com
o    Request Investor Package
o    Receive Regular Investor Updates
o    Stock Information
o    Financial Guidance
o    Annual Reports
o    SEC Filings
o    Press Releases
o    Recent Investor Presentations
o    Quarterly Earnings Information
o    Contact Praxair Investor Relations
o    FAQs

Common Stock Listing (Symbol:PX)
New York Stock Exchange

Other Stock Exchanges Trading Praxair Stock
o    Cincinnati
o    Midwest
o    Pacific
o    Frankfurt, Germany

Number of Shareholders
There were 28,165 shareholders of record as of December 31, 2000.

Dividend Policy
Dividends on Praxair's common stock are usually declared and paid quarterly. Praxair's objective is to continue quarterly dividends and consider annual dividend increases in conjunction with continued growth in earnings per share.

Stock Transfer Agent and Record Keeping

The Bank of New York is Praxair's stock transfer agent and registrar, and maintains shareholder records. For information about account records, stock certificates, change of address and dividend payments, contact: 1-800-432-0140 or, From outside the U.S.: (212) 815-5800 e-mail address:
Shareowner-svcs@bankofny.com website address: http://stockbny.com

Address Shareholder Inquiries to:
Shareholder Relations, Department 11E
P.O. Box 11258
Church Street Station
New York, New York 10286-1258

Send certificates for transfer and address changes to:
Receive and Deliver Department 11W
P.O. Box 11002
Church Street Station
New York, New York 10286-1258

Dividend Reinvestment Plan
Praxair provides investors a convenient and low- cost program that allows for purchases of Praxair stock without commissions and automatically reinvests dividends by purchasing additional shares of stock. Contact The Bank of New York for full details at the address at left.

Annual Shareholders Meeting
The 2001 annual meeting of shareholders of Praxair, Inc. will be held at 9:30 a.m. on Tuesday, April 24, 2001 at the Sheraton Danbury (formerly the Danbury Hilton and Towers), 18 Old Ridgebury Road, Danbury, CT.

NYSE Quarterly Stock Price and Dividend Information

                                              Dividend
Market Price           High           Low    Per Share
-------------------------------------------------------
2000
First quarter       $54.500       $31.813       $0.155
Second quarter      $47.938       $36.563       $0.155
Third quarter       $45.000       $35.563       $0.155
Fourth quarter      $44.375       $31.688       $0.155
-------------------------------------------------------
1999
First quarter       $37.563       $32.313       $0.14
Second quarter      $58.125       $35.250       $0.14
Third quarter       $50.938       $41.500       $0.14
Fourth quarter      $51.125       $43.188       $0.14
-------------------------------------------------------
1998
First quarter       $51.438       $40.563       $0.125
Second quarter      $53.563       $44.438       $0.125
Third quarter       $50.125       $31.250       $0.125
Fourth quarter      $40.938       $32.000       $0.125
-------------------------------------------------------

PRAXAIR LOCATIONS

World Headquarters
Praxair, Inc.
39 Old Ridgebury Road
Danbury, CT 06810-5113
USA
1-800-PRAXAIR
(716) 879-4077 (from outside the U.S.)

Praxair Surface Technologies, Inc.
Indianapolis, IN
USA
(317) 240-2500
Brazil, France, Germany, Italy, Japan, Korea, Mexico,
Singapore, Spain, Switzerland, United Kingdom

North America
Praxair, Inc.
Danbury, CT
USA
1-800-PRAXAIR
(716) 879-4077

Praxair Mexico, S.A. de C.V.
Mexico City, Mexico
52 (5) 627-9500

Praxair Canada Inc.
Mississauga, Ontario
(905) 803-1600

South America
S.A. White Martins
Rio de Janeiro, Brazil
55 (21) 588.6622
Argentina, Bolivia, Chile, Colombia, Paraguay, Peru,
Uruguay, Venezuela

Central America/Caribbean
Praxair Puerto Rico
Gurabo, PR
(787) 258-7200
Belize, Costa Rica

Europe
Praxair Europe
Madrid, Spain
34 91 556-1100
Austria, Belgium, Bulgaria, Croatia, Czech Republic,
France, Germany, Hungary, Israel, Italy,
The Netherlands, Poland, Portugal, Romania, Slovakia,
Slovenia, Switzerland, Turkey

Asia
Praxair Asia, Inc.
Singapore
(65) 736-3800
Australia, India, Japan, Malaysia, People's Republic of
China, Singapore, South Korea, Taiwan, Thailand




The forward-looking statements contained in this document concerning development and commercial acceptance of new products and services, financial outlook, earning growth, and other financial goals involve risks and uncertainties, and are subject to change based on various factors. These include the impact of changes in worldwide and national economies, the cost and availability of electric power and other energy and the ability to achieve price increases to offset such cost increases, development of operational efficiencies, changes in foreign currencies, changes in interest rates, the continued timely development and acceptance of new products and services, the impact of competitive products and pricing, and the impact of tax and other legislation and regulation in the jurisdictions in which the company operates.

Praxair and the Flowing Airstream design, CoJet and Grab `n Go are trademarks or registered trademarks of Praxair Technology, Inc. in the United States and/or other countries.

OFFIERS, REGIONAL MANAGEMENT AND ADVISORY COUNCIL

Office of the Chairman

Dennis H. Reilley, Chairman, President &
Chief Executive Officer

Paul J. Bilek, Executive Vice President

James S. Sawyer, Vice President &
Chief Financial Officer

Thomas W. von Krannichfeldt,
Executive Vice President & President,
Praxair Surface Technologies, Inc.

Officers

Michael J. Allan, Vice President & Treasurer

Leonard M. Baker, Senior Vice President, Technology

David H. Chaifetz, Vice President, General
Counsel & Secretary

Frank J. Crespo, Vice President, Semiconductor
Materials Business

Theodore W. Dougher, Vice President,
Engineering and Supply Systems

Michael J. Douglas, Vice President,
Praxair Metals Technologies

James J. Fuchs, President, Praxair Asia

Robert F.X. Fusaro, Vice President,
Mergers & Acquisitions

Ivan Ferreira Garcia, President, Praxair South America
& Chief Executive Officer, S.A. White Martins

Barbara R. Harris, Vice President, Human Resources

John F. Hill, Chief Information Officer

Randy S. Kramer, Vice President, Procurement &
Materials Management

Michael R. Lutz, Vice President, Safety &
Production Excellence

Ricardo Malfitano, President, North American Industrial
Gases & President, Praxair Canada

Sunil Mattoo, Vice President, Strategic
Planning & Marketing

Nigel D. Muir, Vice President, Communications & Public
Relations

George P. Ristevski, Vice President & Controller

Scott K. Sanderude, Vice President,
Food & Beverage Market

Sally A. Savoia, Vice President, Healthcare Market

S. Mark Seymour, Vice President, Tax

Alan J. Westendorf, President, Praxair Europe

Wayne J. Yakich, President, Praxair Distribution, Inc.

Regional Management

North America
Howard D. Brodbeck, Vice President, Northern U.S.
Eduardo F. Menezes, Vice President, Western U.S.
Theodore F. Trumpp III, Vice President, Eastern U.S.
Daniel H. Yankowski, Vice President, Southern U.S.
Murray G. Covello, Managing Director, Praxair Canada
Cesar Guajardo, Managing Director, Praxair Mexico

South America
Domingos Bulus, Assistant Director, Andean
Treaty Countries
Albino Carneiro, Assistant Director,
South Cone Countries
Marcelo Pereira Quintaes, Vice President,
Industrial Gases, Brazil

Europe
Miguel Martinez Astola, Managing Director,
Spain and Portugal
Robert Matthe, General Manager, Poland
Franco Mazzali, Managing Director,
Italy and Middle East
Jean-Michel Tiard, Managing Director,
Western Europe

Asia
K.H. Lee, President, Praxair Korea
Brent Lok, President, Praxair China
Indrajit Mookerjee, Managing Director, Praxair India
Kitti Prapasuchart, Managing Director,
Praxair Thailand

South American Advisory Council

Dennis H. Reilley, Chairman
Ivan Ferreira Garcia, Deputy Chairman
Ricardo Cillioniz, Board Member & Chief Executive Officer, Corporation Aceros Arequipa, Peru
Enzo Debernardi, Consultant, Paraguay
Felipe Lamarca, Chairman & Chief Executive Officer, Copec Group, Chile
Carlos Langone, Consultant, Brazil
Ricardo Paris, Chairman & Chief Executive Officer, Productos de Vidrio,
Venezuela
Jorge Peirano, Chairman, Chamber of Commerce & Services, Uruguay
Agostino Rocca, President & Chief Executive Officer, Techint Group, Argentina Paolo Rocca, Executive Vice President, Siderca, Argentina
Benjamin Steinbruch, Chaiman, Companhia Siderrgica Nacional, Brazil

52