Form 10-K405, Exhibit 13
period 2001-12-31
PRAXAIR INC
filed 2002-03-14
CIK 884905

CONSOLIDATED STATEMENT OF INCOME (MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)

YEAR ENDED DECEMBER 31,                                                   2001   |           2000              1999
--------------------------------------------------------------------------------------------------------------------
SALES                                                                 $   5,158  |       $   5,043         $   4,639
Cost of sales, exclusive of depreciation and amortization                 3,060  |           3,075             2,732
Selling, general and administrative                                         699  |             683               641
Depreciation and amortization                                               499  |             471               445
Research and development                                                     66  |              65                67
Other income (expenses) - net                                               (34) |             (42)               77
                                                                      -----------------------------------------------
OPERATING PROFIT                                                            800  |             707               831
Interest expense                                                            224  |             224               204
                                                                      -----------------------------------------------
INCOME BEFORE TAXES                                                         576  |             483               627
Income taxes                                                                135  |             103               152
                                                                      -----------------------------------------------
INCOME OF CONSOLIDATED ENTITIES                                             441  |             380               475
Minority interests                                                          (18) |             (27)              (45)
Income from equity investments                                                9  |              10                11
                                                                      -----------------------------------------------
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES                       432  |             363               441
Cumulative effect of accounting changes                                      (2) |              --               (10)
                                                                      -----------------------------------------------
NET INCOME                                                            $     430  |       $     363         $     431
                                                                      ===============================================
BASIC EARNINGS PER SHARE:                                                        |
         Income before cumulative effect of accounting changes        $    2.68  |       $    2.28         $    2.77
         Cumulative effect of accounting changes                          (0.01) |              --             (0.06)
         Net income                                                   $    2.67  |       $    2.28         $    2.71
                                                                                 |
DILUTED EARNINGS PER SHARE:                                                      |
         Income before cumulative effect of accounting changes        $    2.64  |       $    2.25         $    2.72
         Cumulative effect of accounting changes                          (0.01) |              --             (0.06)
         Net income                                                   $    2.63  |       $    2.25         $    2.66
                                                                                 |
WEIGHTED AVERAGE SHARES OUTSTANDING (000'S):                                     |
         Basic shares outstanding                                       161,510  |         159,123           159,280
         Diluted shares outstanding                                     163,507  |         161,092           162,222
                                                                      ===============================================

The accompanying notes on pages 31 to 46 are an integral part of these financial statements.


CONSOLIDATED BALANCE SHEET (MILLIONS OF DOLLARS)

YEAR ENDED DECEMBER 31,                                                                               2001   |       2000
--------------------------------------------------------------------------------------------------------------------------
ASSETS                                                                                                       |
Cash and cash equivalents                                                                           $    39  |     $    31
Accounts receivable                                                                                     857  |         876
Inventories                                                                                             287  |         297
Prepaid and other current assets                                                                         93  |         157
                                                                                                   -----------------------
         Total Current Assets                                                                         1,276  |       1,361
Property, plant and equipment - net                                                                   4,817  |       4,771
Equity investments                                                                                      198  |         242
Other long-term assets                                                                                1,424  |       1,388
                                                                                                   -----------------------
         Total Assets                                                                               $ 7,715  |     $ 7,762
                                                                                                   =======================
                                                                                                             |
LIABILITIES AND EQUITY                                                                                       |
Accounts payable                                                                                    $   413  |     $   409
Short-term debt                                                                                         178  |         159
Current portion of long-term debt                                                                        86  |         341
Accrued taxes                                                                                            80  |          71
Other current liabilities                                                                               437  |         459
                                                                                                   -----------------------
         Total Current Liabilities                                                                    1,194  |       1,439
Long-term debt                                                                                        2,725  |       2,641
Other long-term liabilities                                                                             551  |         548
Deferred credits                                                                                        607  |         619
                                                                                                   -----------------------
         Total Liabilities                                                                            5,077  |       5,247
                                                                                                   =======================
                                                                                                             |
Minority interests                                                                                      141  |         138
Preferred stock                                                                                          20  |          20
Shareholders' equity:                                                                                        |
         Common stock $0.01 par value, authorized 500,000,000 shares,                                        |
                  issued 170,140,567 shares in 2001 and 166,309,105 shares in 2000                        2  |           2
         Additional paid-in capital                                                                   1,795  |       1,658
         Retained earnings                                                                            2,307  |       1,987
         Accumulated other comprehensive income (loss)                                               (1,297) |      (1,011)
         Less: Treasury stock, at cost (7,997,727 shares in 2001 and 6,929,845 shares in 2000)         (330) |        (279)
                                                                                                   -----------------------
                  Total Shareholders' Equity                                                          2,477  |       2,357
                                                                                                   -----------------------
                  Total Liabilities And Equity                                                      $ 7,715  |     $ 7,762
                                                                                                   =======================

The accompanying notes on pages 31 to 46 are an integral part of these financial statements.


CONSOLIDATED STATEMENT OF CASH FLOWS (MILLIONS OF DOLLARS)

YEAR ENDED DECEMBER 31,                                             2001  |        2000          1999
-------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          |
OPERATIONS                                                                |
Net income                                                        $   430 |      $   363       $   431
Adjustments to reconcile net income to net cash                           |
         provided by operating activities:                                |
                  Depreciation and amortization                       499 |          471           445
                  Deferred income taxes                                36 |           35            53
                  Repositioning and special charges                    58 |          158            --
                  Other non-cash (benefits) charges                   (11)|           10            19
                  Working capital:                                        |
                           Accounts receivable                         46 |          (36)           93
                           Inventories                                 20 |          (13)           12
                           Prepaid and other current assets            11 |          (22)           20
                           Payables and accruals                      (22)|           31           (10)
                  Long-term assets and liabilities                    (47)|          (98)          (94)
                                                                  -------------------------------------
Net cash provided by operating activities                           1,020 |          899           969
                                                                  -------------------------------------
                                                                          |
INVESTING                                                                 |
Capital expenditures                                                 (595)|         (704)         (653)
Acquisitions                                                         (213)|         (290)         (136)
Divestitures and asset sales                                           45 |          106           103
                                                                  -------------------------------------
Net cash used for investing activities                               (763)|         (888)         (686)
                                                                  -------------------------------------
                                                                          |
FINANCING                                                                 |
Short-term debt borrowings (repayments) - net                          21 |          433          (167)
Long-term borrowings                                                  273 |           22            29
Long-term debt repayments                                            (483)|         (328)         (109)
Minority transactions and other                                       (14)|          (64)           78
Issuances of common stock                                             142 |          124            89
Purchases of common stock                                             (76)|         (144)          (73)
Dividends                                                            (110)|          (98)          (89)
                                                                  -------------------------------------
Net cash used for financing activities                               (247)|          (55)         (242)
Effect of exchange rate changes on cash and cash equivalents           (2)|           (1)            1
                                                                  -------------------------------------
Change in cash and cash equivalents                                     8 |          (45)           42
Cash and cash equivalents, beginning-of-year                           31 |           76            34
                                                                  -------------------------------------
Cash and cash equivalents, end-of-year                            $    39 |      $    31       $    76
                                                                  =====================================
                                                                          |
SUPPLEMENTAL DATA:                                                        |
Taxes paid                                                        $    57 |      $    80       $    51
Interest paid                                                     $   219 |      $   227       $   209
Debt reclassifications (Note 5)                                   $    -- |      $ 1,029       $   627
Tax benefits from stock option exercises                          $    20 |      $     5       $    16
South American rights offering (Note 7)                           $    -- |      $    --       $   138
Acquired debt from acquisitions                                   $    -- |      $    12       $    --
Debt from consolidation of equity Company (Note 5)                $    65 |      $    --       $    --
                                                                  =====================================

The accompanying notes on pages 31 to 46 are an integral part of these financial statements.


CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(DOLLAR AMOUNTS IN MILLIONS, SHARES IN THOUSANDS)
                                                                                                               ACCUMULATED
                                                 COMMON STOCK   ADDITIONAL       TREASURY STOCK                 OTHER COM-
                                              -----------------    PAID-IN      ----------------    RETAINED    PREHENSIVE
ACTIVITY                                      SHARES    AMOUNTS    CAPITAL      SHARES   AMOUNTS    EARNINGS  INCOME (LOSS)  TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                   161,517    $     2    $ 1,528      3,946    $  (166)    $ 1,380    $  (412)    $ 2,332
                                            ---------------------------------------------------------------------------------------
Net income                                                                                               431                    431
Translation adjustments                                                                                            (416)       (416)
                                                                                                                            -------
         Comprehensive income                                                                                                    15
Dividends on common stock
         ($0.56 per share)                                                                               (89)                   (89)
Issuances of common stock:
         For the dividend reinvestment
                  and stock purchase plan         64                     1                                                        1
         For employee savings and
                  incentive plans              2,634                    84       (488)        20                                104
Purchases of common stock                                                       1,710        (73)                               (73)
                                            ---------------------------------------------------------------------------------------
Balance, December 31, 1999                   164,215    $     2    $ 1,613      5,168    $  (219)    $ 1,722    $  (828)    $ 2,290
                                            =======================================================================================
Net income                                                                                               363                    363
Translation adjustments                                                                                            (183)       (183)
                                                                                                                            -------
         Comprehensive income                                                                                                   180
Dividends on common stock
         ($0.62 per share)                                                                               (98)                   (98)
Issuances of common stock:
         For the dividend reinvestment
                  and stock purchase plan         73                     1                                                        1
         For employee savings and
                  incentive plans              2,021                    44     (2,054)        84                                128
Purchases of common stock                                                       3,816       (144)                              (144)
                                            ---------------------------------------------------------------------------------------
Balance, December 31, 2000                   166,309    $     2    $ 1,658      6,930    $  (279)    $ 1,987    $(1,011)    $ 2,357
                                            =======================================================================================
Net income                                                                                               430                    430
Translation adjustments                                                                                            (270)       (270)
Derivative instruments,
         net of $2 million tax                                                                                       (4)         (4)
Minimum pension liability,
         net of $6 million tax                                                                                      (12)        (12)
         Comprehensive income                                                                                                   144
Dividends on common stock
         ($0.68 per share)                                                                              (110)                  (110)
Issuances of common stock:
         For the dividend reinvestment
                  and stock purchase plan         45                     1                                                        1
         For employee savings and
                  incentive plans              3,787                   136       (619)        25                                161
Purchases of common stock                                                       1,687        (76)                               (76)
                                            ---------------------------------------------------------------------------------------
Balance, December 31, 2001                   170,141    $     2    $ 1,795      7,998    $  (330)    $ 2,307    $(1,297)    $ 2,477
                                            ========================================================================================

The accompanying notes on pages 31 to 46 are an integral part of these financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Praxair's reported sales in 2001 reflect a 2% increase over 2000 while earnings, which include special items of $57 million in 2001 and $117 million in 2000, are up 18%. Excluding these special items in both years, earnings were up 2%. Although sales and operating earnings in 2001 were up slightly over 2000 levels (excluding special items), we were able to maintain after-tax return on capital of 12% and increased operating cash flow by 13%. Worldwide pricing improvements coupled with our restructure actions in late 2000 and in the third quarter 2001, helped to offset the negative impacts from the worldwide economic slowdowns, especially in the U.S. (our largest market), energy shortages in Brazil, and negative currency impacts from the strong U.S. Dollar.

     Below is a summary discussion of our consolidated results followed by each segment. In these discussions, we have separately reported our industrial gases business in Asia and made other changes to our segment presentations (see note 3 to our consolidated financial statements for a description of these changes).

CONSOLIDATED RESULTS
The following table provides summary data for 2001, 2000 and 1999:

                                                   (DOLLAR AMOUNTS IN MILLIONS)
YEAR ENDED DECEMBER 31,                       2001(a)  |   2000(a)     1999(a)
Sales                                         $ 5,158  |   $ 5,043     $ 4,639
Selling, general and administrative           $   699  |   $   683     $   641
Depreciation and amortization                 $   499  |   $   471     $   445
Operating profit                              $   800  |   $   707     $   831
Interest expense                              $   224  |   $   224     $   204
Effective tax rate                                 23% |        21%         24%
Income before cumulative                               |
         effect of accounting changes         $   432  |   $   363     $   441
Number of employees                            24,271  |    23,430      24,102
                                              --------------------------------
Adjusted:(b)                                           |
         Cost of Sales                        $ 3,053  |   $ 3,028     $ 2,732
         Selling, general and administrative  $   694  |   $   662     $   641
         Other income (expenses) - net             24  |        49     $    77
         Operating profit                     $   870  |   $   866     $   831
         Effective tax rate                        23% |        23%         24%
         Income before cumulative                      |
             effect of accounting changes     $   489  |   $   480     $   441
                                              ================================

(a) The results for 2001 versus 2000 and 1999 were significantly impacted by the devaluation of the Brazilian currency (Real) from a rate of 1.79 Reais to the U.S. Dollar at December 31, 1999 to 1.96 at December 31, 2000 and
     2.32 at December 31, 2001 (2.35 average rate for 2001 versus a 1.83 and 1.81 average rate for 2000 and 1999, respectively). Reported amounts from Brazil were all reduced in proportion to the exchange rate changes. Also, as described in Note 5 to the consolidated financial statements, in January 1999 Praxair entered into various currency exchange forward contracts to hedge anticipated Brazilian net income and a portion of its investment. The net income hedges were settled during 1999 resulting in a non-recurring pre-tax gain of $21 million ($14 million after taxes and minority interests).
(b) Adjusted results exclude the following special items: In 2001, pre-tax restructuring and other actions totaling $70 million ($57 million after-tax); and, in 2000 pre-tax repositioning and other special charges totaling $159 million and equity income charges of $2 million ($117 million after-tax) (see Note 2 to the consolidated financial statements). These items are collectively referred to as special items.

Special Items
Reported amounts for 2001 and 2000 include special items that affect period-to-period comparisons. Management's discussion and analysis that follows excludes the impact of these special items as described in footnote (b) to the above table.

2001 compared with 2000.
The sales increase of 2% for 2001 as compared to 2000 was due primarily to price improvements in all segments of the business, volume growth in Europe and Asia, and homecare and electronics acquisitions primarily in North America. These increases were largely offset by unfavorable currency impacts in South America, Europe, and Asia and volume declines in North America, South America and in Surface Technologies.

     Operating profit increased slightly for 2001 versus for 2000. This was due primarily to the sales increase described above, productivity improvements in all segments and contributions from acquisitions primarily in North America, largely offset by volume declines, cost inflation and currency translation impacts. As a percentage of sales, selling, general and administrative expenses for 2001 were slightly higher due to cost inflation and acquisitions; being offset by the effect of productivity improvement initiatives and currency impacts. The increase in depreciation and amortization expense for both periods reflects the impact of new projects coming on-stream and acquisitions. Other income (expenses) - net for 2001 was $24 million, a decrease of $25 million from 2000. The decrease in other income is largely due to net exchange losses on net income hedges in 2001 of approximately $8 million, as compared to net exchange gains of approximately $10 million in 2000.

     Income before accounting changes increased 2% for 2001 versus 2000. This increase was due to lower minority interests, and the slightly improved operating results noted above. The decrease in minority interests is primarily due to the impact of the increase in Praxair's ownership interest in White Martins (See Note 7 to the consolidated financial statements and the South America segment discussion).

MANAGEMENT'S DISCUSSION AND ANALYSIS

     The number of employees at December 31, 2001 was 24,271, which reflects an increase of 841 from December 31, 2000. The increase is principally the result of acquisitions (approximately 1,200) and increased service offerings being only partially offset by restructuring actions.

2000 compared with 1999.
The sales increase of 9% for 2000 as compared to 1999 was due primarily to volume growth in all regional segments, electronics acquisitions and price improvements in North and South America. These increases were partially offset by unfavorable currency translation impacts, primarily in Europe.

     Operating profit increased 4% for 2000 versus 1999. This increase was due primarily to the volume and price improvements described above, productivity improvements, and contributions from electronics acquisitions, partially offset by cost inflation and currency translation impacts. As a percentage of sales, selling, general and administrative expenses for 2000 were lower due primarily to productivity improvement initiatives and higher long-term incentive plan costs in 1999, partially offset by cost inflation and higher business development costs. The increase in depreciation and amortization expense reflects the impact of new projects coming on-stream, as well as electronics acquisitions. Other income (expenses) - net for 2000 was $49 million a decrease of $7 million, excluding a $21 million currency hedge gain in 1999. (See Note 5 to the consolidated financial statements).

     Income before accounting changes increased 9% for 2000 versus 1999. This increase was due to the higher operating profit described above and lower minority interests, partially offset by higher interest expense. The decrease in minority interests is due to the impact of the increase in Praxair's ownership interest in White Martins (See Note 7 to the consolidated financial statements and Segment Discussion - South America). Interest expense increased due to higher debt levels to fund the acquisition of minority interests in Brazil and higher short-term interest rates. Based on an overall assessment of Praxair's global tax position, the effective tax rate was lowered in 2000 to 23% from 24% in 1999, excluding the impact of the special items.

     The number of employees at December 31, 2000 was 23,430, which reflects a decrease of 672 from December 31, 1999. The decrease is principally the result of a divestiture and continued productivity improvement initiatives in South America, employee reductions in the Surface Technologies business, and the 2000 repositioning charge.

SEGMENT DISCUSSION
Effective December 31, 2001, we have redefined our segments to be in alignment with the way our business currently is being managed. Accordingly, prior years' information has been restated to conform with this new presentation. Refer to
Note 3 to the consolidated financial statements for a summary of the changes. The following summary of sales and operating profit by segment provides a basis for the discussion that follows:

                                               (MILLIONS OF DOLLARS)
YEAR ENDED DECEMBER 31,            2001   |      2000          1999
-------------------------------------------------------------------
SALES:                                    |
North America                    $ 3,434  |    $ 3,294      $ 2,995
South America                        674  |        727          697
Europe                               537  |        542          529
Asia                                 255  |        220          146
Surface Technologies                 410  |        414          390
Eliminations                        (152) |       (154)        (118)
                                 -----------------------------------
         Total                   $ 5,158  |    $ 5,043      $ 4,639
                                 ===================================
SEGMENT OPERATING PROFIT:(a)              |
North America                    $   545  |    $   524      $   473
South America                        129  |        161          155
Europe                               119  |        128          116
Asia                                  38  |         23           10
Surface Technologies                  39  |         34           51
All Other                             --  |         (4)          26
                                 -----------------------------------
         Total                   $   870  |    $   866      $   831
                                 ===================================

(a) Excludes special charges in 2001 and 2000 (see Notes 2 and 3 to the consolidated financial statements).

North America
The North America operating segment includes Praxair's industrial and packaged gases operations in the United States, Canada, Mexico, Puerto Rico and Costa Rica. Praxair's U.S. and Canadian packaged gases operations within the North America segment are collectively referred to as Praxair Distribution.

     Sales for 2001 increased 4% as compared to 2000. The increase was due to price increases and acquisitions in the electronics and healthcare markets; partially offset by lower volumes. The price increases, in part, reflect higher natural gas costs for the year ended December 31, 2001, which pass through to on-site hydrogen customers. These price increases were partially offset by decreases in volumes for the United States and Canada industrial gas businesses (Mexico continued to show strong demand) and unfavorable currency translation impacts in Canada.

     Sales for 2000 increased 10% as compared to 1999. This increase is due to price increases and volume growth in all geographies, although sales volume declined in the fourth quarter reflecting a slowing U.S. economy. The price increases, in part, reflect higher natural gas costs, which pass through to on-site hydrogen customers without impacting operating profit.

     Operating profit increased 4% for 2001 versus 2000 primarily due to price increases, cost reductions and acquisitions; partially offset by a decrease in sales volumes and cost inflation. The economic slowdown in North America is primarily responsible for the volume decrease in the industrial gas businesses of the United States and Canada, but volumes in Mexico were up for the year. We expect continued weakness in the manufacturing, electronics, steel and chemicals markets, with strength in healthcare and energy. Overall, we do not expect any near term improvement.

     Operating profit increased 11% for 2000 versus 1999 primarily due to increased sales volume, acquisitions and benefits of productivity improvements; partly offset by higher energy-related costs and cost inflation.

South America
Praxair's South American industrial gases operations are conducted by its subsidiary, S.A. White Martins (White Martins), which is the largest industrial gases company in Brazil. White Martins has operations in most countries in South America, including Argentina, Bolivia, Chile, Columbia, Paraguay, Peru, Uruguay and Venezuela. As a result of a tender offer in 2000 and a rights offering in 1999, Praxair increased its ownership interest in White Martins from 69.3% at December 31, 1998 to 99.2% at December 31, 2001. As consideration for the additional shares it purchased during the tender offer in 2001 and 2000, Praxair paid $244 million and during the rights offering in 1999, Praxair used approximately $138 million of intercompany loans it had previously made to White Martins. Approximately $15 million of the rights offering were purchased by minority shareholders.

     Due to a lack of rainfall, a hydroelectric energy shortage developed in Brazil, and the government mandated a power curtailment to industries ranging from 15% to 25% effective as of June 1, 2001. Region specific curtailments to the industrial gas industry were set at 17.5%. This curtailment has had the effect since June 1, 2001 of both reducing demand and increasing costs (see Raw Materials and Energy Costs section below). In addition, economic uncertainties surrounding Argentina put pressure on the Brazilian currency - the Real, causing the Brazilian government to increase domestic interest rates and review its economic growth prospects.

     The January 2002 currency devaluation as well as the financing of the government's fiscal deficit is the major source of economic concern in Argentina. Argentina suspended the trading in its currency before year-end (when the exchange rate was at parity with the U.S. dollar), and did not resume trading until January 11, 2002. The balance sheet for Praxair's operations in Argentina as of December 31, 2001 has been translated at a rate of 1.7 Argentine pesos to 1 U.S. dollar. This devaluation of the Argentine Peso resulted in a charge of approximately $62 million to Other Comprehensive Income (Loss) in Shareholders' Equity. The average rate for translating the income statement was unaffected by the devaluation and remained at a 1:1 ratio. By mid-February 2002, the exchange rate band further devalued to about 1.84:1 ratio, and future results will be translated at average prevailing rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS

     Future currency movements versus the U.S. Dollar, if any, will continue to impact reported results. In 2001, Brazil represented approximately 70% of South America's sales, and Argentina represented approximately 10%.

     Sales for 2001 decreased 7% due primarily to the negative impact of currency translation, volume reductions and the divestiture in the third quarter 2000 of the precipitated calcium carbonate business, which is only partially offset by price increases, new customer service offerings and a non-recurring Colombian sales adjustment in 2000.

     Sales for 2000 increased 4% versus 1999 primarily due to pricing improvements and volume increases. These increases were partially offset by the impact of the divestiture of the precipitated calcium carbonate business, unfavorable currency translation effects and an $8 million adjustment for sales that had been improperly recorded by Praxair's Colombian subsidiaries. Excluding the impact of the business divestiture, sales increased by 8%.

     Operating profit for 2001 decreased 20% as compared to 2000. This decline is primarily due to the negative impact of currency effects, including net income hedges; partially offset by pricing increases, productivity improvements and higher sales from services. Excluding currency effects, operating profit increased 5%.

     Operating profit for 2000 increased 4% as compared to 1999. This increase was primarily due to productivity improvement initiatives and the sales increase, partially offset by cost inflation and unfavorable currency translation effects. Operating profit for 2000 also includes $8 million of income related to the termination of a carbon dioxide raw material supplier contract in Brazil, which was offset by the Colombia sales adjustment. Also, as described in Note 5 to the consolidated financial statements, in early January 1999 Praxair entered into various currency exchange forward contracts to hedge anticipated Brazilian net income and a portion of its net investment. The net income hedges resulted in a non-recurring pre-tax gain of $21 million, which is included in the South American operating profit for 1999.

Europe
Praxair's European industrial gases business is primarily in Italy and Spain with additional operations in Benelux, Germany, France, Israel and Poland.

     Sales for 2001 decreased 1% as compared to 2000, due primarily to unfavorable currency translation effects, partially offset by volume growth, acquisitions and price increases. Excluding the currency translation effects for 2001, sales increased by 2%, reflecting strong results in Spain and Italy.

     Sales for 2000 increased 2% as compared to 1999, due to volume growth and price improvements, being partially offset by unfavorable currency translation effects. Excluding the currency translation effects and acquisitions for 2000, sales increased by 10%, again reflecting a strong performance in Spain and Italy.

     Operating profit for 2001 decreased 7% as compared to 2000, however; excluding currency effects operating profit increased 5%. This increase was due to the impact of acquisitions and productivity improvement initiatives, partly offset by cost inflation.

     Operating profit for 2000 increased 10%, as compared to 1999. Excluding currency effects for 2000, operating profit increased 14%. This increase was due to the sales volume impacts discussed above, and productivity improvement initiatives, partly offset by cost inflation.

Asia
The Asia segment includes Praxair's industrial gases business primarily in China, India, Korea and Thailand, with smaller operations in Japan, Malaysia and Taiwan. Operations in China are also conducted through non-consolidated joint venture companies accounted for as equity companies.

     Sales for 2001 increased 16% compared to 2000. Effective in the 2001 third quarter, Praxair increased its ownership in a joint venture company in India from 50% to 74% by converting preferred stock into common stock, and began consolidating the company. This increased 2001 sales by $28 million for the year. Excluding the consolidation of the joint venture company, sales increased by 3%, due primarily to strong volume growth partially offset by currency impacts.

     Sales for 2000 increased 51% as compared to 1999. Asia experienced strong sales growth due primarily to strong volume growth of about 34%, particularly in Korea and Thailand, new plants coming on stream in China and India, and favorable currency translation effects.

     Operating Profit for 2001 increased $15 million compared to 2000. Excluding the consolidation of the India joint venture company, operating profit would have increased by $7 million due to volume growth.

     Operating Profit for 2000 increased $13 million compared to 1999, due to volume growth and new plants coming on stream.

Surface Technologies
Praxair's worldwide Surface Technologies business includes operations primarily in the U.S. and Europe, with smaller operations in Asia and Brazil. Effective December 31, 2001 several product lines serving the electronics industry, previously reported as part of Surface Technologies, are now reported within the appropriate industrial gases segment (see Note 3 to the consolidated financial statements).

     Sales for 2001 decreased 1% as compared to 2000 due to lower volumes and unfavorable currency effects, which were partially offset by price increases. The lower volumes reflect weakness in the aviation services business, with solid global coatings business growth.

     Sales for 2000 increased 6% as compared to 1999 due to the impact of 1999 acquisitions. The increase was partly offset by core business volume and price decreases and unfavorable currency impacts.

     Operating profit for 2001 was flat, excluding the $5 million charge for severance and other exit costs, which occurred in 2000 (see Note 2 to the consolidated financial statements). This reflects the contribution from productivity improvement initiatives offset by volume declines.

     Operating profit for 2000 decreased 24%, excluding the $5 million charge for severance and other exit costs as compared to 1999. This decrease reflects pricing pressures and cost inflation, partly offset by productivity improvement initiatives.

     In response to weakening economic conditions in 2001 and an anticipated slowdown in the aviation industry (even more significant after September 11, 2001), reductions of about 310 positions and consolidation of service locations were made.

All Other
The All Other segment includes unallocated corporate items. The 2000 operating loss of $4 million primarily includes the operating loss of MetFabCity, Inc. (an e-business investment that was terminated in the fourth quarter of 2000), partially offset by a gain from the sale of assets. The 1999 operating profit of $26 million includes income related to the redemption of preferred shares and the collection of a note receivable from earlier business sales, with offsetting costs related to postemployment benefits.

Selling, General and Administrative Expenses
Selling, general and administrative expenses as a percentage of sales was 13.5% in 2001 as compared to 13.1% in 2000. This increase is primarily due to recent acquisitions which have more than offset the benefits realized from productivity improvement initiatives.

     Selling, general and administrative expenses as a percentage of sales was 13.1% in 2000 as compared to 13.8% in 1999. This decrease is due to continuing productivity improvement initiatives and currency impacts; partially offset by increased cost inflation and MetFabCity, Inc. costs.

Other income (expenses) - net
Refer to Note 7 to the consolidated financial statements for a summary of the major components of other income (expenses) - net.

     Other income (expenses) - net for 2001 was $24 million, a decrease of $25 million from 2000. The decrease is largely due to net exchange losses on net income hedges in 2001 of approximately $8 million (primarily Brazil and Mexico), as compared to net exchange gains of approximately $10 million in 2000 (primarily Europe).

     Other income (expenses) - net was $49 million in 2000 versus $56 million excluding a $21 million hedge gain in 1999. 1999 includes income related to the redemption of preference shares, the collection of a note receivable from earlier business sales, and European net income hedge gains. These gains offset currency translation effects in the European segment, costs incurred for postemployment benefits, and losses related to a third party plant sale.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Interest Expense
Interest expense was flat for 2001 versus 2000. Interest expense increased $20 million or 10% for 2000 versus 1999. This increase was due to increased debt resulting from the purchase of minority shares in Brazil and higher interest rates during most of 2000.

Income Taxes
Excluding the special items, the effective tax rate for 2001 and 2000 was 23%, compared with 24% for 1999. Praxair currently expects the effective tax rate to be 22% to 23% in 2002.

Minority Interests
Minority interests consist of minority shareholders' investments in Europe (primarily Rivoira S. p. A. in Italy), S.A. White Martins in Brazil, North America (primarily within Praxair Distribution), and Asia (primarily China). Additionally, Praxair records the dividends on preferred stock in minority interests ($1 million in 2001, $3 million in 2000, and $6 million in 1999).

     The decreases in minority interests of $9 million in 2001 versus 2000, and $18 million in 2000 versus 1999, are due primarily to the acquisition of minority interests in White Martins (see South America segment discussion) and lower preferred stock dividends.

Income from Equity Investments
Our more significant equity investments are in Belgium, China, Italy and Turkey. Praxair's share of net income from corporate equity investments decreased slightly to $9 million in 2001 compared to $10 million for 2000 and $11 million in 1999. Effective in the 2001 third quarter an equity company in India was consolidated (see Asia segment discussion).

Costs Relating to the Protection of the Environment
Praxair's principal operations relate to the production and distribution of atmospheric and other industrial gases, which historically have not had a significant impact on the environment. However, worldwide costs relating to environmental protection may continue to grow due both to increasingly stringent laws and regulations and to Praxair's ongoing commitment to rigorous internal standards. Environmental protection costs in 2001 were approximately $5 million of capital expenditures and $13 million of expenses. Included in the expenses were approximately $1 million for remedial projects. Praxair anticipates that future environmental protection expenditures will approximate the level of those in 2001 and will not have a material adverse effect on the consolidated financial position or on the consolidated results of operations or cash flows in a given year.

Commitments and Contingencies
See Note 13 to the consolidated financial statements for information concerning commitments and contingencies.

Liquidity, Capital Resources And Financial Data

                                                     (MILLIONS OF DOLLARS)
YEAR ENDED DECEMBER 31,                2001   |       2000          1999
--------------------------------------------------------------------------
NET CASH PROVIDED BY (USED FOR):              |
OPERATING ACTIVITIES:                         |
Net income plus depreciation                  |
         and amortization(a)         $   987  |     $   992       $   876
Working capital                           55  |         (40)          115
Other - net                              (22) |         (53)          (22)
                                     -------------------------------------
Total from operating activities      $ 1,020  |     $   899       $   969
                                     =====================================
INVESTING ACTIVITIES:                         |
Capital expenditures                 $  (595) |     $  (704)      $  (653)
Acquisitions                            (213) |        (290)         (136)
Divestitures and asset sales              45  |         106           103
                                     -------------------------------------
Total used for investing             $  (763) |     $  (888)      $  (686)
                                     =====================================
FINANCING ACTIVITIES:                         |
Debt increases (reductions)          $  (189) |     $   127       $  (247)
Minority transactions and other          (14) |         (64)           78
Issuances (purchases) of stock            66  |         (20)           16
Cash dividends                          (110) |         (98)          (89)
                                     -------------------------------------
Total used for financing             $  (247) |     $   (55)      $  (242)
                                     =====================================
DEBT-TO-CAPITAL RATIO,                        |
         AT DECEMBER 31:                      |
Debt                                 $ 2,989  |     $ 3,141       $ 2,995
Capital(b)                           $ 5,627  |     $ 5,656       $ 5,719
Debt-to-capital ratio                  53.1%  |       55.5%         52.4%
                                     -------------------------------------
(a) Includes SPECIAL CHARGES (See Note 2 to the consolidated financial statements).
(b) Includes debt, minority interests, preferred stock and shareholders' equity.

Cash Flow from Operations
Cash flow from operations increased $121 million to $1,020 million in 2001 from $899 million in 2000. This increase is mainly due to improved working capital in 2001 versus 2000, with decreases in accounts receivable, inventory, prepaid and other assets, and increases in tax benefits from exercised stock options.

     Cash flow from operations decreased $70 million to $899 million in 2000 from $969 million in 1999. This decrease is mainly due to working capital increases in accounts receivable and a decrease in tax benefits from exercised stock options.

[GRAPHIC OMITTED - Working Capital as a Percent of Sales Bar Chart]

Investing
Cash flow used for investing in 2001 totaled $763 million, a decrease of $125 million from 2000. This decrease was due to lower capital expenditures and acquisitions, partially offset by lower divestitures and asset sales versus 2000. Cash flow used for investing in 2000 totaled $888 million, an increase of $202 million from 1999. This increase was due to capital expenditures and acquisitions, primarily related to the purchase of minority interests in Brazil (see South America segment discussion).

[GRAPHIC OMITTED - Capital Expenditures Bar Chart]

     Capital expenditures for 2001 totaled $595 million a decrease of $109 million from 2000 expenditures of $704 million. This was due to a reduction of capital expenditures in response to the economic slow down in several of our markets, and the absence of 2000 e-commerce investments. Capital expenditures for 2000 totaled $704 million an increase of $51 million from 1999 expenditures of $653 million. This was due to our increase in e-commerce investments along with capital expenditure increases in all segments except Surface Technologies.

     Acquisition expenditures for 2001 totaled $213 million, a decrease of $77 million from 2000. The decrease is due primarily to the absence of the 2000 buyout of minority interests in Praxair's South American subsidiary being only partially offset by targeted healthcare and electronics acquisitions in 2001 totaling $192 million. Acquisition expenditures for 2000 totaled $290 million, an increase of $154 million from 1999. The increase is due primarily to the buyout of minority interests in Praxair's South American subsidiary for $242 million (see South America segment discussion).

     Divestitures and asset sales in 2001 totaled $45 million, a decrease of $61 million from 2000. The 2001 decrease in asset sales is due to the absence of the 2000 disposal of the precipitated calcium carbonate business in South America. Divestitures and asset sales in 2000 totaled $106 million, an increase of $3 million from 1999.

     On a worldwide basis, capital expenditures for the full year 2002 are expected to be around $600 million. Acquisition expenditures will depend on the availability of opportunities at attractive prices.

Financing
Praxair's financing strategy is to secure sufficient funds to support its operations in the United States and around the world using a combination of local borrowing and intercompany lending in order to minimize the after-tax cost of funds and to manage and centralize currency exchange exposures. Praxair manages its exposure to interest rate changes through the use of financial derivatives (see Note 5 to the consolidated financial statements and the section titled "Market Risks and Sensitivity Analysis").

     At December 31, 2001, the Company's total debt outstanding was $2,989 million, a decrease of $152 million from 2000. The December 31, 2001 debt balance is comprised of $1,841 million in public notes, $716 million in commercial paper, and the remaining $432 million is primarily bank borrowings from around the world. As of December 31, 2001,

MANAGEMENT'S DISCUSSION AND ANALYSIS

there were no borrowings under Praxair's $1.5 billion U.S. bank credit facilities and Praxair's investment grade credit rating for long-term debt was maintained at A3 by Moodys and BBB+ by Standard & Poors. Commercial paper was rated P2 by Moodys and A2 by Standard & Poors.

     Praxair's off-balance-sheet financing arrangements at December 31, 2001 are primarily in the form of operating lease obligations totaling $394 million (see
Note 12 to the consolidated financial statements). The lease footnote describes two sale and leaseback transactions totaling $230 million that were completed in 1998 and 1999, and the commitments and contingencies footnote 13 describes a remote $196 million residual value guarantee that exists related to these two leases. Other major lease obligations include a production facility along the U.S. Gulf coast and the corporate headquarters in Danbury, CT. The present value of all operating lease obligations, referenced above, is about $303 million. No off-balance-sheet obligations have "spring back" provisions based on Praxair stock price or credit ratings. Also, certain of Praxair's unconsolidated affiliates have debt on their balance sheets totaling $113 million, all of which is non-recourse to Praxair except for about $4 million. Similarly, we have no financings with related parties.

     Following is a summary of consolidated debt and lease obligations at December 31, 2001 (see Notes 5, 12 and 13 to the consolidated financial statements):

                                                          (MILLIONS OF DOLLARS)
OBLIGATION                                               PAYMENTS DUE BY PERIOD
-------------------------------------------------------------------------------
                                     less than
                              Total      1 Year   1-3 Years  4-5 Years    After
Debt:
         Public notes        $1,841     $   --     $  641     $  400     $  800
         Commercial paper*      716         --         --        716         --
         Other                  432        264         92         51         25
                            ---------------------------------------------------
Total debt                    2,989        264        733      1,167        825
Operating leases                394         82        115         82        115
                            ---------------------------------------------------
Total debt and leases        $3,383     $  346     $  848     $1,249     $  940
                            ===================================================

* Commercial paper is supported by credit agreements that expire through 2005.

     During the first half of 2001, $250 million 6.70% Notes that became due were replaced with new $250 million 6.50% Notes due 2008. In July 2000, Praxair entered into a new $500 million, 364-day revolving credit agreement and a new $1 billion, five-year revolving credit agreement to replace its then existing credit agreement. In July 2001, Praxair renewed the $500 million, 364-day revolving credit agreement, which was maturing. At December 31, 2001 and 2000, $716 million and $852 million, respectively, of short-term borrowings have been classified as long-term debt under the terms of the existing credit agreements, and based upon Praxair's ability and intent to roll over the short-term borrowings on a long-term basis (see Note 5 to the consolidated financial statements).

     Praxair's debt-to-capital ratio decreased to 53.1% at December 31, 2001 from 55.5% at December 31, 2000. This decrease is due to the reduction in debt outstanding. Operating-cash-flow-to-debt ratio increased to 34.1% at December 31, 2001 from 28.6% at December 31, 2000.

[GRAPHIC OMITTED - Operating Cash Flow to Debt Bar Chart]

     During the third quarter of 2002 8.7% Notes due in 2022 become callable. It is our intention to refinance these notes in the public market at lower rates. To do this we will have to record $15 million of pre-tax expense ($13 million premium payment and $2 million of unamortized debt issue cost). We will also continue to review our commercial paper and bank borrowing levels that provide funding at alternative short-term rates. Also, our $20 million dollar series B preferred stock is redeemable on September 5, 2002 (see Note 8).

RAW MATERIALS AND ENERGY COSTS
Energy is the single largest cost item in the production and distribution of industrial gases. Most of Praxair's energy requirements are in the form of electricity. Other important elements are natural gas, waste hydrogen (for hydrogen) and diesel fuel (for distribution). A shortage or interruption of energy, or increase in energy prices that cannot be passed through to customers, are risks to Praxair's business and financial performance. Because many of Praxair's contracts with customers are long term, with pass-through provisions, Praxair has not, historically, experienced significant difficulties related to recovery of energy costs. Supply of energy also has not been a significant issue. However, during 2000 and 2001, there has been unprecedented volatility in the cost and supply of electricity and natural gas prices in the United States, particularly California and Washington, and energy supply curtailments in Brazil (see South America segment discussion). To date, Praxair has been able to substantially mitigate the financial impact of these costs by passing them on to customers. In anticipation of continued volatility, the company has taken aggressive pricing actions, is strengthening its energy management program for purchased power, including the use of derivative instruments to reduce risk associated with purchases of natural gas and electricity (see Notes 1 and 5 to the consolidated financial statements), and is implementing new customer contract terms and conditions. However, the outcome of regional energy situations or new energy situations is unpredictable and may pose unforeseen future risks.

     For carbon dioxide, carbon monoxide, helium, hydrogen, specialty gases and surface technologies, raw materials are largely purchased from outside sources. Praxair has contracts or commitments for, or readily available sources of, most of these raw materials; however, their long-term availability and prices are subject to market conditions.

CUSTOMER MARKETS
Praxair's industrial gases are used by a diverse group of customers in a variety of industries including manufacturing, metals, chemicals, food & beverage, electronics, healthcare, energy, aerospace and numerous other markets. By using the gases Praxair produces and, in many cases, the proprietary processes that it invents, customers benefit through improved product quality, increased productivity, lower operating costs, conservation of energy and the attainment of environmental improvement objectives. Praxair has a large number of customers and no single customer accounts for a significant portion of Praxair's annual sales. Aircraft engines are Surface Technologies' primary market, but it also serves the printing, textile, chemical and metals markets. Aircraft engine and airframe component overhaul services are other offerings.

ACCOUNTING POLICIES AND JUDGMENTS
Refer to Note 1 to the consolidated financial statements for a description of Praxair's significant accounting policies. As described in these policies, the preparation of the financial statements requires management to make significant judgments, estimates and assumptions concerning the appropriate accounting policies and their application, all of which affect the reported amounts included in the financial statements.

     Although we believe that no individual accounting policy stands out as the most significant for Praxair, and that the accounting policies, estimates and assumptions used to prepare the financial statements are reasonable and appropriate, actual results could differ. While we do not believe such differences, if any, will be material, it is difficult to predict the ultimate outcome with certainty. Following are some of the areas that require significant judgments and estimates in the preparation of the financial statements and, therefore, would be the areas where actual results could differ: useful lives which are used to depreciate fixed assets and amortize intangible assets; asset reserves related to receivables, inventory, and taxes; retirement plan assumptions such as discount rates, asset returns, salary increases, and retirement age; cash flow and valuation assumptions used in performing asset impairment tests and purchase accounting; and assessments related to contingencies including litigation, contract disputes, and environmental issues.

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

     To manage these risks, Praxair uses various derivative financial instruments, including, interest rate swap, forward starting interest rate swap and currency swap, forward and option contracts and commodity contracts. Praxair only uses commonly traded and non-leveraged instruments. These contracts are entered into with major financial institutions thereby minimizing the risk of credit loss. Also, refer to Notes 1 and 5 to the consolidated financial statements for a more complete description of Praxair's accounting policies and use of such instruments.

     As required by Securities and Exchange Commission rules, the following analysis present the sensitivity of the market value, earnings and cash flows of Praxair's financial instruments to hypothetical changes in interest and exchange rates as if these changes occurred at December 31, 2001. The range of changes chosen for these analysis reflect Praxair's

MANAGEMENT'S DISCUSSION AND ANALYSIS

view of changes which are reasonably possible over a one-year period. Market values are the present values of projected future cash flows based on the interest rate and exchange rate assumptions. These forward-looking disclosures are selective in nature and only address the potential impacts from financial instruments. They do not include other potential effects, which could impact Praxair's business as a result of these changes in interest and exchange rates.

Interest Rate and Debt Sensitivity Analysis
At December 31, 2001, Praxair has debt totaling $2,989 million ($3,141 million at December 31, 2000) and interest rate swaps with a notional value of $850 million ($780 million in 2000, including forward starting swaps). Interest rate swaps are entered into as a hedge of underlying financial instruments to effectively change the characteristics of the interest rate without actually changing the financial instrument. At December 31, 2001, the interest rate swap agreements convert outstanding floating rate debt and lease payments to fixed rate payments for the period of the swap agreements. For fixed rate instruments, interest rate changes affect the fair market value but do not impact earnings or cash flows. Conversely for floating rate instruments, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flows, assuming other factors are held constant.

     At December 31, 2001 after adjusting for the effect of interest rate swap agreements, Praxair has fixed rate debt of $2,615 million ($2,567 at December 31, 2000) and floating rate debt of $374 million ($575 million in 2000) or about 87% and 13%, respectively, of total debt. Holding other variables constant (such as foreign exchange rates, swaps and debt levels), a one percentage point decrease in interest rates would increase the unrealized fair market value of the fixed rate debt by approximately $85 million ($84 million in 2000). At December 31, 2001, the after-tax earnings and cash flows impact for the next year resulting from a one percentage point increase in interest rates would be approximately $2 million ($4 million at December 31, 2000), holding other variables constant.

Exchange Rate Sensitivity Analysis
Praxair's exchange rate exposures result primarily from its investments and ongoing operations in South America (primarily Brazil and Argentina), Europe (primarily Spain and Italy), Canada, Mexico, Asia (primarily China, India, Korea and Thailand) and certain other business transactions such as the procurement of equipment from foreign sources. Among other techniques, Praxair utilizes foreign exchange forward contracts to hedge these exposures. At December 31, 2001 Praxair had $271 million notional amount ($248 million at December 31, 2000) of foreign exchange contracts of which $161 million ($199 million in 2000) are to hedge recorded balance sheet exposures or firm commitments, $97 million ($49 million in 2000) are to hedge anticipated future net income and $13 million are to hedge net investments in foreign subsidiaries. At December 31, 2001 Praxair's net income hedges relate to anticipated 2002 net income for its subsidiaries in Brazil for six months and Korea, Mexico and Thailand for the year.

     Holding other variables constant, if there were a ten percent adverse change in foreign currency exchange rates, the fair market value of foreign currency contracts outstanding at December 31, 2001 would decrease by approximately $30 million ($26 million at December 31, 2000). Of this decrease, about $11 million ($3 million at December 31, 2000) would impact earnings, $1 million would impact the cumulative translation adjustment component of accumulated other comprehensive income (none at December 31, 2000) and the remainder would be offset by an equal (gain) loss on the underlying exposure being hedged.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations -- Praxair, Inc. (Praxair or Company) was founded in 1907 and became an independent publicly traded company in 1992. Praxair is the largest industrial gases company in North and South America, and one of the largest worldwide. The Company is also the world's largest supplier of carbon dioxide. Praxair produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings to a diverse group of industries including aerospace, chemicals, electronics, energy, food and beverage, healthcare, manufacturing and metals.

Principles of Consolidation -- The consolidated financial statements include the accounts of all significant subsidiaries where control exists. Equity investments generally consist of 20-50% owned operations. Operations less than 20% owned are generally carried at cost. Pre-tax income from equity investments, which are partnerships or limited liability corporations (LLC), is included in other income (expenses) - net with related taxes included in income taxes. Partnership and LLC net assets are reported as equity investments in the balance sheet. Praxair does not allocate corporate costs to its equity investments. Significant intercompany transactions are eliminated.

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

Property, Plant and Equipment - net -- Property, plant and equipment are carried at cost, net of accumulated depreciation. Depreciation is calculated on the straight-line method based on the estimated useful lives of the assets, which range from 3 to 40 years. Praxair generally uses accelerated depreciation methods for tax purposes where appropriate. The Company periodically reviews the recoverability of long-lived assets based upon anticipated cash flows generated from such assets.

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

Financial Instruments -- Praxair enters into various derivative financial instruments to manage its exposure to fluctuating interest and currency exchange rates, and energy costs. Such instruments include interest rate swap and forward rate agreements; currency swap, forward and option contracts; and commodity swap agreements. These instruments are not entered into for trading purposes. Praxair only uses commonly traded and non-leveraged instruments.

SFAS 133 Accounting Effective January 1, 2001 Praxair adopted Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and 138. SFAS 133 requires all derivatives to be recorded on the balance sheet at fair value. Prior years' financial statements have not been restated for this change. Under SFAS 133, there are two types of derivatives that the Company enters into: hedges of fair value exposures and hedges of cash flow exposures. Fair value exposures relate to recognized assets or liabilities, and firm commitments; while cash flow exposures relate to the variability of future cash flows associated with recognized assets or liabilities, or forecasted transactions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     When a derivative is executed and if hedge accounting is desired, it is designated as either a fair value hedge or a cash flow hedge, and appropriate documentation is prepared. Currently, Praxair designates all interest rate and commodity swap agreements as hedges; however, currency contracts are generally not designated as hedges for accounting purposes. All derivatives, whether accounted for as hedges or not, are linked to an appropriate underlying exposure. On an on-going basis, the Company assesses the hedge effectiveness of all derivatives that are designated as hedges for accounting purposes in order to determine that each derivative continues to be highly effective in offsetting changes in fair values or cash flows of the hedged items. If it is determined that it is not highly effective as a hedge, hedge accounting will be discontinued prospectively.

     Changes in the fair value of derivatives that are designated as fair value hedges are recognized in earnings as offsets to the changes in fair values of the exposures being hedged. The change in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other comprehensive income (loss) and are recognized in earnings as the hedged transactions occur. Any ineffectiveness is recognized in earnings immediately. Derivatives that are entered into for risk management purposes and are not designated as hedges under SFAS 133 (primarily related to projected net income and currency derivatives other than for firm commitments) are recorded at their fair market values and recognized in current earnings.

     Praxair records hedging activity related to debt instruments in interest expense and hedging related to lease obligations and commodity contracts in operating profit. The Company recognizes the changes in the fair value associated with currency contracts as follows: hedges of balance sheet exposures, firm commitments and anticipated future net income are recognized in other income (expense) - net and generally offset the underlying hedged items; hedges of net investments in foreign subsidiaries are recognized in the cumulative translation adjustment component of accumulated other comprehensive income (loss) on the consolidated balance sheet to offset translation gains and losses associated with the hedged net investment.

     Praxair uses the following methods and assumptions to estimate the fair value of each class of financial instrument. The fair value of interest rate swaps and currency exchange contracts is estimated based on market prices obtained from dealer quotes. Such quotes represent the estimated amount the Company would receive or pay to terminate the agreements taking into consideration current rates and the credit worthiness of the counterparties (see
Note 5). The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues. Due to their nature, the carrying value of cash, short-term investments and short-term debt, receivables and payables approximates fair value.

Previous Accounting Policy Through December 31, 2000 Interest rate swap and forward rate agreements involve the exchange of fixed and floating interest payments without the exchange of the underlying principal amounts. The differential to be paid or received was recognized as an adjustment to interest expense and operating profit for lease obligations. The notional amounts of interest rate swap and forward rate agreements did not exceed the underlying debt principal amounts. If an interest rate swap or forward rate agreement was terminated before its maturity, any gain or loss was deferred and amortized as interest expense over the remaining life of the underlying debt or the remaining life of the swap, if shorter.

     Currency swap, forward and option contracts were generally entered into to hedge recorded balance sheet amounts related to international operations, firm commitments that create currency exposures and projected net income. Gains and losses on hedges of assets and liabilities were recorded in other income (expenses) - net as offsets to the gains and losses from the underlying hedged amounts; gains and losses on hedges of net investments were reported on the balance sheet as part of the cumulative translation adjustment component of accumulated other comprehensive income (loss) within shareholders' equity; and gains and losses on hedges of firm commitments were recorded on the balance sheet and included in the basis of the underlying transaction. Forward exchange contracts that cover exposures which did not qualify for hedge accounting (e.g., net income hedges) were recorded in other income (expenses) - net on a fair market value basis.

Patents, Trademarks, Other Intangibles And Goodwill -- Amounts paid for patents and the excess of the purchase price over the fair value of the net assets of acquired operations (goodwill) are recorded as other long-term assets (see Note
10). Patents are amortized over their remaining useful lives, while trademarks, other intangibles and goodwill are amortized over the estimated period of benefit, up to forty years. In accordance with SFAS 141, goodwill related to acquisitions completed after June 30, 2001 has not been amortized. The impact of this change was not significant (also, see a later section in this footnote captioned, Recently Issued Accounting Standards, for a description of new accounting standards for goodwill and other intangible assets). Praxair periodically evaluates the recoverability of patents, trademarks and goodwill by assessing whether the unamortized balance can be recovered over its remaining life through cash flows generated by the underlying tangible assets. Should the expected undiscounted cash flows be less than the carrying amount of the intangible asset, an impairment loss would be recognized.

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

Stock-Based Compensation -- Praxair accounts for incentive plans and stock options using the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Pro forma information required by SFAS No. 123, "Accounting for Stock-Based Compensation," is included in Note 9.

Earnings Per Share -- Basic earnings per share is computed by dividing net income for the period by the weighted average number of Praxair common shares outstanding. Diluted earnings per share is computed by dividing net income for the period by the weighted average number of Praxair common shares outstanding and dilutive common stock equivalents. The difference between the number of shares used in the basic earnings per share calculation compared to the diluted earnings per share calculation is due to the dilutive effect of outstanding stock options. Stock options for 2,453,895, 6,662,005, and 4,604,610 shares were not included in the computation of diluted earnings per share for the years ended December 31, 2001, 2000, and 1999 respectively, because the exercise prices were greater than the average market price of the common stock. All references in the consolidated financial statements are to diluted earnings per share unless stated otherwise.

Accounting Changes -- Effective January 1, 2001, Praxair adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and 138. SFAS 133 requires all derivatives to be recorded on the balance sheet at fair value. At January 1, 2001, Praxair recorded a one-time after-tax charge as a cumulative effect adjustment for the initial adoption of SFAS 133 totaling $2 million in its consolidated statement of operations, and a deferred loss of $4 million in the accumulated other comprehensive income (loss) component of shareholders' equity in the consolidated balance sheet (see Notes 5 and 6).

     In accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities," Praxair recorded an after-tax charge of $10 million in the first quarter of 1999 as the cumulative effect of an accounting change.

Recently Issued Accounting Standards -- In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141, effective July 1, 2001, establishes the accounting requirements for business combinations and requires that business combinations initiated after June 30, 2001 use the purchase method of accounting. SFAS 142 was effective for Praxair on January 1, 2002. Under this standard, goodwill and indefinite life intangible assets will no longer be amortized against earnings. Instead goodwill and indefinite life intangible assets will be reviewed for impairment and written down and expensed only in the period in which goodwill and indefinite life intangible assets recorded values exceed their fair value. The impairment test is required on an annual basis and on an interim basis if the occurrence of events indicates that the goodwill might be impaired. For Praxair, an initial impairment test must be

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

performed on all reporting units in the first half of 2002, and any indicated impairments will be recorded at that time. Goodwill amortization for the year ended December 31, 2001 was $38 million ($33 million after tax). Praxair is currently evaluating the impact on its consolidated results of operations, financial position and cash flows of adopting this standard and will comply as required. Any required impairment adjustments will be recorded as a cumulative effect adjustment as of January 1, 2002.

     In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations (ARO)," which is effective for Praxair in 2003. SFAS 143 requires that contractual obligations associated with the retirement of tangible long-lived assets be recorded as a liability when those obligations are incurred, with the amount of the liability measured at discounted fair value. The ARO would be capitalized and depreciated over the useful life of the related asset. Upon adoption of the final Statement, an entity will use a cumulative-effect approach to recognize transition amounts for existing ARO liabilities, asset retirement costs, and accumulated depreciation. Praxair is currently evaluating the impact on its consolidated results of operations, financial position and cash flows of adopting this standard and will comply as required.

     In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 provides new guidance on the recognition of impairment losses on long-lived assets to be held and used or to be disposed of and also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. SFAS 144 is effective for Praxair in 2002 and is not expected to materially change the methods used by the Company to measure impairment losses on long-lived assets, but may result in more matters being reported as discontinued operations than is permitted under current accounting principles.

Reclassifications -- Certain prior years' amounts have been reclassified to conform to the current year's presentation.

2    SPECIAL CHARGES

2001 Restructuring and Other Actions
In the third quarter of 2001, Praxair recorded pre-tax charges totaling $70 million ($57 million after-tax, or $0.35 per diluted share) for severance and other costs. Severance and certain other costs are associated with a restructure program that responded to weaker economic conditions, an expected further slowdown in the aviation industry and new business strategies in South America. The charge also includes other actions related to asset sales and write-downs and a benefit plan change made in the 2001 third quarter. The charges were determined based on formal plans approved by management using the best information available. Any differences with amounts ultimately incurred will be adjusted when determined.

     The severance costs totaling $40 million are for the elimination of approximately 950 positions in connection with initiatives in all segments. Other costs totaling $30 million include asset write-offs and plant closings, partially offset by gains on sales of assets and investments totaling $9 million.

     The North America actions relate primarily to the elimination of approximately 280 positions in the U.S. industrial and packaged gases business, with smaller reductions in Canada and Mexico. The actions also include certain asset write-offs, partially offset by a benefit policy change of $6 million.

     Praxair is accelerating implementation of new business strategies for South America. The Company will place greater emphasis on cash flow generation and focus sales growth on less capital-intensive technology and service initiatives. About 130 positions are being eliminated and certain assets are being written-down.

     Surface Technologies is a leading supplier of high- performance coatings and repair services for aircraft engines and parts. As a result of recent events, Surface Technologies is anticipating a decline in commercial aircraft engine production and servicing, which may be only partially offset by an increase in military orders. As a result, Praxair is downsizing its aviation business, which will reduce its workforce by about 310 positions and consolidate service locations.

     The Asia actions include the elimination of approximately 50 positions and a gain on the sale of an equity investment. Corporate actions include the elimination of approximately 140 positions in plant engineering and construction, and corporate staff groups, consolidating and focusing its industrial gases research and development programs, including closing a research location, and certain asset write-offs. Partially offsetting these costs was a gain on a property sale. The charge also includes termination of about 40 positions in Europe.

     The cash requirements of the restructuring charge and other actions are estimated to be approximately $35 million (net of cash received from asset sales) in total of which approximately $9 million has been paid through December 31, 2001, and the remainder will be paid over the next year. Through December 31, 2001, 750 personnel reductions have been made and the company estimates that remaining actions will be completed in 2002.

     The restructuring charge and other actions are recorded as follows: $7 million in cost of sales, $5 million in selling, general and administrative and $58 million in other income (expense) - net (see Note 7).

2000 Repositioning Programs and Special Charges
In the fourth quarter of 2000, Praxair recorded pre-tax charges totaling $159 million and $2 million of equity income charges ($117 million after tax, or $0.73 per diluted share) for severance and other costs associated with a repositioning program that will realign Praxair's resources with its target markets. The charge also includes costs related to asset write-downs associated with non-strategic activities and related working capital. The charges were determined based on formal plans approved by management using the best information available. Any differences with amounts ultimately incurred will be adjusted when determined.

     The severance costs of $48 million are for the termination of 811 employees in connection with initiatives in North and South America, Northern Europe, Surface Technologies, Asia, global supply systems, and corporate. These initiatives involved a number of actions to reorganize Praxair's marketing, business support and administrative functions around the world in order to align the organization more closely with its customers and to improve productivity. In North America, the U.S. business has consolidated its operations into four geographic regions and the segment has taken other actions to streamline the organization and increase productivity. The South America and Europe initiatives are related to ongoing productivity improvements. Praxair's Surface Technologies' business has taken actions in the U.S., Europe and Asia to close or consolidate various operations and facilities, and to improve productivity. In the Asia and All Other segment, several actions included: (i) consolidation of certain packaged gases operations and facilities in India; (ii) the shutdown and write-off of investment in MetFabCity and e-business support activities in India; and (iii) reduction of Corporate and global supply systems staff as a result of continued productivity initiatives. In 2000, MetFabCity losses recorded in consolidated operating profit were $12 million.

     Other costs included plant closures, consolidations, or cancellations (primarily in Asia and global supply systems in North America), and product-line termination costs totaling $44 million; and, the write-off of non-strategic assets totaling an additional $67 million. Non-strategic assets included Praxair's investment in MetFabCity and other e-commerce initiatives ($22 million), future lease obligations for space that will no longer be used ($16 million), and various other assets and working capital write-offs or write-downs.

     The cash requirements of the repositioning program are estimated to be approximately $67 million in total of which approximately $36 million has been paid through December 31, 2001. The estimated payments in 2002 are $19 million, and remaining amounts beyond 2002, primarily for long-term lease obligations, will be paid through 2006.

     The repositioning and special charges are recorded as follows: $47 million in cost of sales, $21 million in selling, general and administrative and $91 million in other income (expenses) - net (see Note 7).

     As of December 31, 2001, 795 employees have been terminated and the remainder are expected to be terminated in the first quarter of 2002. Also, during the third quarter, the Company made adjustments to the original accrual, which were not significant.

     Additionally, in the first quarter of 2000 Praxair initiated a program to reposition the Surface Technologies operations as a result of adverse market conditions in the aerospace original equipment and computer disk drive markets. Praxair recorded a $5 million pre-tax charge to other income (expenses) - net, including approximately $4 million for employee severance costs and $1 million related to other exit costs. The program included the closure of two U.S. facilities and headcount reductions of 150 employees located at these facilities and others. As of December 31, 2000, the program is completed.

     Refer to Note 10 for an analysis of the accrued liability balances related to these and previous special charges.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3    SEGMENT INFORMATION

     Effective December 31, 2001, we redefined our segments to be in alignment with the way our business is currently being managed. Accordingly, prior year information has been restated to conform with this new presentation. The changes are summarized as follows: (i) The All Other and Corporate segments have effectively been eliminated - Asia is now shown as a separate segment; global supply systems (which designs, engineers and builds equipment that produces industrial gases for internal use and external sale) is now reported within the segment where the sales occur; and corporate, global marketing, procurement and other global support function costs are allocated to the operating segments, primarily based on sales. The remaining All Other category includes only unallocated corporate items. (ii) Several product lines servicing the electronics industry, which were previously reported in Surface Technologies, are now reported within the appropriate industrial gases segment, and (iii) sales now include inter-segment sales with eliminations shown separately.

     Praxair operates principally in the industrial gases business through four reportable operating segments: North America, South America, Europe and Asia. In addition, Praxair operates its worldwide Surface Technologies business through its wholly-owned subsidiary, Praxair Surface Technologies, Inc. The All Other category is composed of unallocated and/or one-time corporate items.

     The accounting policies of the operating segments are the same as those described in Note 1. Praxair evaluates the performance of its operating segments based primarily on operating profit, excluding intercompany royalties and special charges. Sales are determined based on the country in which the legal subsidiary is domiciled. Corporate and globally-managed expenses, and research and development costs relating to Praxair's global industrial gases business are allocated to operating segments based on sales. Long-lived assets include property, plant and equipment; and patents, trademarks and goodwill.

     The table below presents information about reported segments for the years ended December 31, 2001, 2000, and 1999:

                                                                       (MILLIONS OF DOLLARS)
SEGMENT INFORMATION                                     2001    |        2000            1999
---------------------------------------------------------------------------------------------
SALES:                                                          |
North America                                        $ 3,434    |     $ 3,294         $ 2,995
South America                                            674    |         727             697
Europe                                                   537    |         542             529
Asia                                                     255    |         220             146
Surface Technologies                                     410    |         414             390
Eliminations                                            (152)   |        (154)           (118)
                                                     ----------------------------------------
         Total sales                                 $ 5,158    |     $ 5,043         $ 4,639
                                                     ========================================
                                                                |
SEGMENT OPERATING PROFIT:(a)                                    |
North America                                        $   545    |     $   524         $   473
South America(b)                                         129    |         161             155
Europe                                                   119    |         128             116
Asia                                                      38    |          23              10
Surface Technologies                                      39    |          34              51
All Other                                                 --    |          (4)             26
                                                     ----------------------------------------
         Total segment operating profit              $   870    |     $   866         $   831
                                                     ========================================
                                                                |
TOTAL ASSETS:(c)                                                |
North America                                        $ 4,382    |     $ 4,297         $ 4,132
South America                                          1,464    |       1,676           1,799
Europe                                                   737    |         741             782
Asia                                                     617    |         508             459
Surface Technologies                                     515    |         540             550
                                                     ----------------------------------------
         Total assets                                $ 7,715    |     $ 7,762         $ 7,722
                                                     ========================================
                                                                |
DEPRECIATION AND AMORTIZATION:                                  |
North America                                        $   306    |     $   280         $   264
South America                                             79    |          89              86
Europe                                                    46    |          44              49
Asia                                                      33    |          26              20
Surface Technologies                                      35    |          32              26
                                                     ----------------------------------------
         Total depreciation and amortization         $   499    |     $   471         $   445
                                                     ========================================
                                                                |
CAPITAL EXPENDITURES AND ACQUISITIONS:                          |
North America                                        $   491    |     $   368         $   422
South America(d)                                         142    |         399             130
Europe                                                    62    |          62              54
Asia                                                      82    |          87              57
Surface Technologies                                      31    |          59             126
All Other(e)                                              --    |          19              --
                                                     ----------------------------------------
         Total capital expenditures                             |
         and acquisitions                            $   808    |     $   994         $   789
                                                     ========================================
                                                                |
SALES BY MAJOR COUNTRY:                                         |
United States                                        $ 2,848    |     $ 2,737         $ 2,518
Brazil                                                   484    |         543             507
All Other Foreign                                      1,826    |       1,763           1,614
                                                     ----------------------------------------
         Total sales                                 $ 5,158    |     $ 5,043         $ 4,639
                                                     ========================================
                                                                |
LONG-LIVED ASSETS BY MAJOR COUNTRY:                             |
United States                                        $ 2,924    |     $ 2,823         $ 2,752
Brazil                                                   855    |         941           1,037
All Other Foreign                                      2,218    |       2,104           2,044
                                                     ----------------------------------------
         Total long-lived assets                     $ 5,997    |     $ 5,868         $ 5,833
                                                     ========================================

(a) Praxair recorded pre-tax charges totaling $70 million in the third quarter of 2001 and $159 million in the fourth quarter of 2000, which are not included in Praxair's management reporting definition of operating profit (see footnote 2 to the consolidated financial statements). Following is a reconciliation of segment operating profit to reported operating profit for the years ended:

                                                 (MILLIONS OF DOLLARS)
SPECIAL CHARGES                       2001    |      2000          1999
-----------------------------------------------------------------------
Segment operating profit             $ 870    |    $ 866         $ 831
Less special charges:                         |
         North America                 (26)   |      (60)           --
         South America                 (30)   |       (8)           --
         Europe                         (3)   |       (9)           --
         Asia                           --    |       (8)           --
         Surface Technologies           (4)   |      (19)           --
         All Other                      (7)   |      (55)           --
                                     ---------------------------------
Consolidated operating profit        $ 800    |    $ 707         $ 831
                                     =================================
(b) 1999 includes a $21 million operating profit benefit from net income hedges in Brazil that were effectively closed out in the 1999 first quarter.
(c)  Includes equity investments as follows:

                                     (MILLIONS OF DOLLARS)
EQUITY INVESTMENTS           2001   |     2000        1999
----------------------------------------------------------
North America                $ 82   |     $ 73        $ 71
Europe                         76   |       75          77
Surface Technologies           --   |       --           1
Asia                           40   |       94          85
                            ------------------------------
         Total               $198   |     $242        $234
                            ==============================
(d) Includes $2 million in 2001, and $242 million in 2000 related to the acquisition of additional minority interests of White Martins in Brazil (see Note 7)
(e) 2000 includes $19 million for MetFabCity, Inc., which was written-off at the end of 2000.

4    INCOME TAXES

     Pre-tax income applicable to U.S. and foreign operations is as follows:

                                                         (MILLIONS OF DOLLARS)
YEAR ENDED DECEMBER 31,                          2001   |     2000        1999
------------------------------------------------------------------------------
United States                                    $210   |     $114        $262
Foreign                                           366   |      369         365
                                                ------------------------------
         Total income before income taxes        $576   |     $483        $627
                                                ==============================

The following is an analysis of the provision for income taxes:

                                                 (MILLIONS OF DOLLARS)
YEAR ENDED DECEMBER 31,               2001    |     2000          1999
----------------------------------------------------------------------
Current tax expense (benefit)                 |
U.S. Federal                         $  38    |    $  (2)        $  39
State and local                          3    |        4            11
Foreign                                 58    |       66            49
                                     ---------------------------------
         Total current                  99    |       68            99
                                     =================================
                                              |
DEFERRED TAX EXPENSE                          |
U.S. Federal                            30    |       20            49
Foreign                                  6    |       15             4
                                     ---------------------------------
         Total deferred                 36    |       35            53
                                     ---------------------------------
Total income taxes                   $ 135    |    $ 103         $ 152
                                     =================================


Net deferred tax liabilities are comprised of the following:

                                             (MILLIONS OF DOLLARS)
DECEMBER 31,                                     2001   |     2000
------------------------------------------------------------------
DEFERRED TAX LIABILITIES                                |
Fixed assets                                     $716   |     $715
State and local                                    11   |       11
Other                                             132   |      145
                                                 -----------------
         Total deferred tax liabilities           859   |      871
                                                 =================
                                                        |
DEFERRED TAX ASSETS                                     |
Benefit plans and related                         170   |      175
Inventory                                          19   |       22
Alternative minimum tax and other credits          85   |       77
Carryforwards-- gross                              92   |       98
Minimum pension liability                           6   |       --
Derivatives                                         2   |       --
Other                                              91   |      119
                                                 -----------------
                                                  465   |      491
Less: Valuation allowances                          6   |       10
                                                 -----------------
         Total deferred tax assets                459   |      481
                                                 -----------------
Net deferred tax liabilities                     $400   |     $390
                                                 =================

An analysis of the difference between the provision for income taxes and the amount computed by applying the U.S. statutory income tax rate to pre-tax income follows:

                                                                                     (MILLIONS OF DOLLARS)
YEAR ENDED DECEMBER 31,                          2001    |                  2000                      1999
----------------------------------------------------------------------------------------------------------
                                     $              %    |      $              %          $              %
----------------------------------------------------------------------------------------------------------
U.S. statutory income                                    |
         tax rate                  202           35.0    |    169           35.0        219           35.0
State and local taxes                2            0.3    |      3            0.6          7            1.1
U.S. tax credits                    (6)          (1.0)   |     (6)          (1.2)        (4)          (0.6)
Foreign taxes                      (47)          (8.2)   |    (49)         (10.2)       (72)         (11.6)
Other-net                          (16)          (2.7)   |    (14)          (2.9)         2            0.3
                                 -------------------------------------------------------------------------
Provision for income taxes         135           23.4    |    103           21.3        152           24.2
                                 =========================================================================

     The valuation allowances decreased $4 million in 2001 (increased $5 million in 2000 and decreased $1 million in 1999) all relating to foreign net operating loss carryforwards activity. At December 31, 2001, Praxair has approximately $6 million of foreign net operating loss carryforwards that expire principally through 2006, for which the deferred tax asset has been fully reserved by valuation allowances.

     During 2001, Canada and Mexico decreased their top marginal tax rate. During 2000, Italy decreased its top marginal tax rate. During 1999, France, Japan and the United Kingdom decreased and Brazil increased their top marginal tax rate. The effects of these tax rate changes were immaterial.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Provision has not been made for additional federal or foreign taxes at December 31, 2001 on $1,142 million of undistributed earnings of foreign subsidiaries that are planned to be reinvested indefinitely. These earnings could become subject to additional tax if they were remitted as dividends, loaned to Praxair, or upon sale of the subsidiary's stock. It is not practicable to estimate the amount or timing of the additional tax, if any, that might eventually be payable on the foreign earnings.

5    DEBT AND FINANCIAL INSTRUMENTS

     Debt -- The following is a summary of Praxair's outstanding debt at December 31, 2001 and 2000:

                                                                (MILLIONS OF DOLLARS)
DEBT                                                              2001    |      2000
-------------------------------------------------------------------------------------
SHORT-TERM                                                                |
         Canadian borrowings                                    $   --    |    $    5
         South American borrowings                                  90    |        73
         Other International borrowings                             88    |        81
                                                                ---------------------
Total short-term debt                                              178    |       159
                                                                =====================
                                                                          |
LONG-TERM                                                                 |
U.S.:                                                                     |
         Commercial paper and U.S. bank borrowings                 716    |       852
         6.70% Notes due 2001                                       --    |       250
         6.625% Notes due 2003                                      75    |        75
         6.75% Notes due 2003                                      300    |       300
         6.15% Notes due 2003                                      250    |       250
         6.85% Notes due 2005                                      150    |       150
         6.90% Notes due 2006                                      250    |       250
         6.625% Notes due 2007                                     250    |       250
         6.50% Notes due 2008                                      250    |        --
         8.70% Debentures due 2022                                        |
                  (Redeemable on or after July 15, 2002)           300    |       300
         Other borrowings                                           41    |        42
Canadian borrowings                                                113    |       176
South American borrowings                                           35    |        66
Other International borrowings                                      74    |        14
Obligations under capital leases                                     7    |         7
                                                                ---------------------
                                                                 2,811    |     2,982
Less: current portion of long-term debt                             86    |       341
                                                                ---------------------
Total long-term debt                                             2,725    |     2,641
                                                                ---------------------
Total debt                                                      $2,989    |    $3,141
                                                                =====================

     On March 1, 2001, Praxair issued $250 million 6.50% notes maturing March 1, 2008. The proceeds were used to repay outstanding commercial paper and other short-term borrowings. On April 16, 2001, Praxair repaid the $250 million 6.70% notes that were due on that date.

     In July 2001, $65 million of long-term debt was assumed through the consolidation of an equity company in India. At December 31, 2001, the balance of this debt was $63 million.

     In July 2000, Praxair entered into two new credit agreements, that expire through 2005, totaling $1.5 billion to support commercial paper. At December 31, 2001 and 2000, $716 million and $852 million, respectively, of short-term borrowings were classified as long-term debt because of the Company's intent to refinance this debt on a long-term basis and the availability of such financing under the terms of the credit agreements. No borrowings were outstanding under the credit agreements at December 31, 2001 or 2000. At December 31, 2001 and 2000, the weighted-average interest rate on commercial paper and U.S bank borrowings was 4.4% and 6.6%, respectively.

     Praxair's major bank credit and long-term debt agreements contain various covenants which may, among other things, restrict the ability of Praxair to merge with another entity, incur or guarantee debt, sell or transfer certain assets, create liens against assets, enter into sale and leaseback agreements, or pay dividends and make other distributions beyond certain limits. These agreements also require Praxair to meet leverage net worth ratios. At December 31, 2001, Praxair was in compliance with all such covenants.

     Excluding commercial paper and U.S. bank borrowings, scheduled maturities on long-term debt are: 2002, $86 million; 2003, $699 million; 2004, $34 million; 2005, $172 million; 2006, $279 million and $825 million thereafter. At December 31, 2001, $142 million of Praxair's assets (principally international fixed assets) were pledged as security for long-term debt including the current portion of long-term debt.

     At December 31, 2001, the estimated fair value of Praxair's long-term debt portfolio was $2,886 million versus a carrying value of $2,811 million. At December 31, 2000, the estimated fair value of long-term debt was $2,985 million versus a carrying value of $2,982 million. These differences are attributable to interest rate changes subsequent to when the debt was issued.

Financial Instruments -- Praxair has entered into various fixed interest rate swap agreements that effectively convert variable rate interest and lease payments to fixed rate interest and lease payments. At December 31, 2001 and 2000 respectively, Praxair had $850 million and $780 million notional amount (including $350 million notional amount of forward starting swaps in 2000) of interest rate swap agreements outstanding. The scheduled maturities of the outstanding swap agreements are: 2002, $750 million and 2003, $100 million. The fair market value of these swaps at December 31, 2001 and 2000 was a loss of $6 million and $7 million, respectively. These swap agreements have been designated as, and are effective as, cash flow hedges of outstanding debt instruments or lease obligations. During 2001, Praxair recorded the change in fair value to accumulated other comprehensive income (loss) and reclassified to earnings a portion of the deferred loss from accumulated other comprehensive income (loss) as the hedged transactions occurred and were recognized in earnings. Any ineffectiveness was also recorded and was not significant. Praxair expects to reclassify the after-tax deferred losses of $4 million ($6 million pre-tax) from accumulated other comprehensive income (loss) to earnings in the next twelve months as the hedged transactions occur: $5 million to increase interest expense and $1 million to reduce operating profit. Praxair also has three outstanding commodity swap agreements to hedge its exposure to the variability in future cash flows for forecasted purchases of natural gas. These swap agreements have been designated as, and are effective as cash flow hedges of forecasted purchases. The impact of these commodity swaps was not significant.

     Praxair is also a party to currency exchange forward contracts to manage its exposure to changing currency exchange rates that all mature within one year. At December 31, 2001 and 2000, respectively, Praxair had $271 million and $248 million of currency exchange forward contracts outstanding: $160 million to hedge recorded balance sheet exposures ($195 million in 2000), $1 million to hedge firm commitments generally for the purchase of equipment related to construction projects ($4 million in 2000), $97 million to hedge anticipated future net income ($49 million in 2000) and $13 million to hedge net investments in foreign subsidiaries (none in 2000). Additionally, there are $7 million notional value of currency exchange contracts that effectively offset ($6 million in 2000). The net income hedges are related to anticipated 2002 net income in Brazil for six months, and Mexico, Korea and Thailand for the full year. The amount recorded in other income (expense)-net in 2001 as a result of recognizing these derivatives at fair value was a loss of approximately $3 million (primarily for the hedges of anticipated future net income). The amount recorded in the cumulative translation adjustment component of accumulated other comprehensive income (loss) for the net investment contracts was a loss of approximately $1 million. At December 31, 2000 the fair market value of currency exchange contracts approximated the carrying amount and the deferred gains and losses on these contracts were not material. Effective in 2001, all derivative contracts are recorded at market value.

     The following table is a summary of the notional amount of derivatives outstanding at December 31, 2001 and 2000:

(MILLIONS OF DOLLARS)
DERIVATIVE INSTRUMENT                             MATURITY          2001        2000
------------------------------------------------------------------------------------
Interest rate swaps:
         Floating to fixed                less than 1 Year          $750        $330
         Floating to fixed*                      1-2 years          $100         450
Currency Contracts:
         Balance sheet items              less than 1 Year           160         195
         Firm commitments                 less than 1 Year             1           4
         Anticipated net income           less than 1 Year            97          49
         Net investments                  less than 1 Year            13          --
                                          ------------------------------------------
*    2000 includes $350 million of forward starting swaps.

     At December 31, 2001, the fair value of all derivative instruments has been recorded in the consolidated balance sheet as follows: $1 million in current assets and $12 million in current liabilities.

     In January 1999, Praxair entered into currency exchange forward contracts totaling $325 million for estimated Brazilian net income in 1999 and to hedge a portion of its Brazilian net investment. The net income hedge contracts resulted in a pre-tax gain of $21 million ($14 million after tax and minority interest) and the net investment hedge contracts resulted in a gain of approximately $60 million (after tax and minority interest) which was recognized on the balance sheet in the accumulated other comprehensive income (loss) (cumulative translation adjustment) component of shareholders' equity. The cash proceeds relating to the pre-tax gain on the net investment hedges (approximately $89 million) is shown in the financing section of the consolidated statement of cash flows under the caption "Minority transactions and other," and the pre-tax gain relating to the net income hedges is shown under the caption "Net Income" in operating cash flows.

     Counterparties to interest rate derivative contracts and currency exchange forward contracts are major financial institutions with credit ratings of investment grade or better and no collateral is required. There are no significant risk concentrations. Management believes the risk of incurring losses on derivative contracts, including commodity swaps, related to credit risk is remote and any losses would be immaterial.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6    SHAREHOLDERS' EQUITY

     At December 31, 2001, there were 500,000,000 shares of common stock authorized (par value $.01 per share) of which 170,140,567 shares were issued and 162,142,840 were outstanding.

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

     The Rights will expire on June 30, 2002, unless exchanged or redeemed prior to that date. The redemption price is $0.001 per Right. Praxair's Board of Directors may redeem the Rights by a majority vote at any time prior to the 20th day following public announcement that a person or group has acquired 15 percent of Praxair's common stock. Under certain circumstances, the decision to redeem requires the concurrence of a majority of the independent directors.

7    SUPPLEMENTARY INCOME STATEMENT INFORMATION


                                                        (MILLIONS OF DOLLARS)
YEAR ENDED DECEMBER 31,                 2001   |         2000            1999
-----------------------------------------------------------------------------
COST OF SALES                                  |
Cost of sales                        $ 3,053   |      $ 3,028         $ 2,732
Special charges(a)                         7   |           47              --
                                     ----------------------------------------
                                     $ 3,060   |      $ 3,075         $ 2,732
                                     ========================================
                                               |
SELLING, GENERAL AND                           |
         ADMINISTRATIVE                        |
Selling                              $   334   |      $   329         $   314
General and administrative               360   |          333             327
Special charges(a)                         5   |           21              --
                                     ----------------------------------------
                                     $   699   |      $   683         $   641
                                     ========================================
                                               |
DEPRECIATION AND AMORTIZATION                  |
Depreciation and other               $   461   |      $   438         $   413
Goodwill amortization                     38   |           33              32
                                     ----------------------------------------
                                     $   499   |      $   471         $   445
                                     ========================================
                                               |
OTHER INCOME (EXPENSES)-- NET                  |
Investment income                    $    10   |      $    10         $     9
Currency(b)                               (3)  |           10              38
Partnership income                        13   |            9               7
Special charges(a)                       (58)  |          (91)             --
Other                                      4   |           20              23(c)
                                     ----------------------------------------
                                     $   (34)  |      $   (42)        $    77
                                     ========================================
                                               |
INTEREST EXPENSE                               |
Interest incurred on debt            $   241   |      $   248         $   234
Interest capitalized                     (17)  |          (24)            (30)
                                     ----------------------------------------
                                     $   224   |      $   224         $   204
                                     ========================================
                                               |
MINORITY INTERESTS                             |
Minority interests(d)                $   (16)  |      $   (24)        $   (39)
Preferred stock dividends                 (2)  |           (3)             (6)
                                     ----------------------------------------
                                     $   (18)  |      $   (27)        $   (45)
                                     ========================================
(a) During the third quarter 2001, Praxair recorded pre-tax special charges totaling $70 million and in 2000, Praxair recorded pre-tax special charges totaling $159 million (see Note 2).
(b) Includes net losses from net income hedges in 2001 and net gains in 2000 and 1999, primarily in Brazil, Mexico and Europe. 1999 includes a $21 million gain related to net income hedges in Brazil (see Note 5).
(c) Includes $50 million of income related to the redemption of preference shares from an earlier business sale and $12 million of income related to the collection of a note receivable from an earlier business sale, with offsetting costs related to postemployment benefits and an anticipated loss on the sale of an air separation plant under construction for a third party.
(d) As a result of a tender offer in 2000 and a rights offering in 1999, Praxair increased its ownership interest in its South American subsidiary, S.A. White Martins (White Martins), from 69.3% at December 31, 1998 to 76.6% at December 31, 1999, 98.6% at December 31, 2000, and 99.2% at
     December 31, 2001. Praxair paid $2 million and $242 million in connection with the tender offer in 2001 and 2000, respectively, and as consideration for the additional shares it purchased during the rights offering in 1999, Praxair used approximately $138 million of intercompany loans it had previously made to White Martins. Approximately $15 million of the 1999 rights offering was purchased by minority shareholders.

8    PREFERRED STOCK

     At December 31, 2001 and 2000, there were 25,000,000 shares of preferred stock (par value $.01 per share) authorized, of which, 200,000 shares were issued and outstanding at December 31, 2001 and 2000. No dividends may be paid on Praxair common stock unless preferred stock dividends have been paid, and the preferred stock has limited voting rights. Dividends are included in minority interests on the consolidated statement of income. Following is a summary of the Series B Preferred Stock outstanding at December 31, 2001 and 2000:

Series B Preferred Stock -- There are 200,000 outstanding shares of Praxair 6.75% Cumulative Preferred Stock, Series B which are entitled to receive cumulative annual dividends of $6.75 per share, payable quarterly. The Series B Preferred Stock is mandatorily redeemable on, but not prior to, September 5, 2002 at a price of $100 per share and has a liquidation preference of $100 per share.

9    INCENTIVE PLANS AND STOCK OPTIONS

     As of March 1, 2001, the 1996 Praxair, Inc. Performance Incentive Plan (the "1996 Plan") was terminated, and at December 31, 2001, the 1992 Praxair Long-Term Incentive Plan (the "1992 Plan") expired. Stock option and other long-term incentive compensation awards granted by the Company through December 31, 2001 were made under these plans. Both plans provided for granting nonqualified or incentive stock options, stock grants, performance awards, and other stock-related incentives for key employees. The exercise price for Incentive Stock Options granted under these plans was required to be equal to the closing price of Praxair's common stock on the date of the grant. Options that were granted under both plans become exercisable only after one or more years and the term of such granted options do not exceed ten years.

     On February 28, 2001, the Board of Directors of the Company adopted the 2002 Praxair, Inc. Long-Term Incentive Plan (the "2002 Plan"), which became effective on January 1, 2002. The shareholders then approved the Plan at Praxair's annual meeting in April 2001. Under the 2002 Plan, the number of shares available for option or stock grants is limited to a total of 7,900,000 shares for the ten-year term of the Plan. The 2002 Plan provides for the granting of only nonqualified and incentive stock options, stock grants and performance awards and further provides that the aggregate number of shares granted as restricted stock or pursuant to performance awards may not exceed 20% of the total shares available under the Plan. The 2002 Plan also provides calendar year per-participant limits on grants of options, restricted stock and performance awards. Exercise prices for options granted under the 2002 Plan may not be less than the closing market price of the Company's common stock on the date of grant and granted options may not be repriced or exchanged without shareholder approval. Options granted under the 2002 Plan become exercisable after a minimum of one year and have a maximum duration of ten years. Both officer and non-officer employees are eligible for awards under the 2002 Plan.

     In 1997, Praxair initiated a three-year long-term incentive program by granting performance share equivalents and stock options to corporate officers and other key employees. According to a pre-determined formula based on earnings per share growth, 652,421 share equivalents vested on January 1, 2000 and were distributed, primarily in shares of Praxair, Inc. common stock, in March 2000. Pre-tax compensation expense related to this plan totaled $33 million over a three-year period ending in 1999 ($10 million in 1999, $8 million in 1998 and $15 million in 1997).

     The following table summarizes the changes in outstanding shares under option and performance share equivalents for 2001, 2000, and 1999 (options in thousands):

                                        STOCK OPTIONS
                                  --------------------------
                                                     AVERAGE    PERFORMANCE
                                                    EXERCISE          SHARE
ACTIVITY                           OPTIONS             PRICE    EQUIVALENTS
---------------------------------------------------------------------------
Outstanding at
         December 31, 1998          11,972         $   28.17            951
Granted                              2,946         $   40.98             --
Exercised                           (2,138)        $   19.48             --
Cancelled or expired                  (104)        $   44.78           (299)
                                  -----------------------------------------
Outstanding at
         December 31, 1999          12,676         $   32.47            652
Granted                              3,050         $   42.40             --
Exercised                           (1,001)        $   15.19             --
Vested                                  --                --           (652)
Cancelled or expired                  (179)        $   43.72             --
                                  -----------------------------------------
Outstanding at
         December 31, 2000          14,546         $   35.60             --
Granted                              4,522         $   47.05             --
Exercised                           (3,443)        $   26.00             --
Cancelled or expired                  (123)        $   44.38             --
                                  -----------------------------------------
Outstanding at
         December 31, 2001*         15,502         $   41.01             --
                                  -----------------------------------------
Options exercisable at:
         December 31, 1999           6,650         $   23.86
         December 31, 2000           8,684         $   31.48
         December 31, 2001*          8,052         $   37.12
                                  =========================================
* The following table summarizes information about options outstanding and exercisable at December 31, 2001 (options in thousands, life in years):

                                OUTSTANDING                        EXERCISABLE
                  ---------------------------------------    ------------------------
                     AVERAGE      NUMBER          AVERAGE     NUMBER          AVERAGE
   RANGE OF        REMAINING          OF         EXERCISE         OF         EXERCISE
EXERCISE PRICES         LIFE     OPTIONS            PRICE    OPTIONS            PRICE
-------------------------------------------------------------------------------------
$13.95 - $24.38          1.8       1,895        $   17.82      1,895        $   17.82
$26.25 - $36.25          6.4       1,585        $   33.86      1,536        $   33.87
$36.44 - $46.00          8.3       7,547        $   42.80      1,887        $   42.98
$46.13 - $56.13          7.2       4,475        $   50.34      2,734        $   48.27
-------------------------------------------------------------------------------------
$13.95 - $56.13          7.0      15,502        $   41.01      8,052        $   37.12
-------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pro forma information:

SFAS 123 requires Praxair to disclose pro forma net income and pro forma earnings per share amounts as if compensation expense was recognized for options granted after 1994. Using this approach, pro forma net income and the related basic and diluted earnings per share amounts would be as follows:

                                                 (MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)
YEAR ENDED DECEMBER 31,                                 2001   |         2000            1999
---------------------------------------------------------------------------------------------
NET INCOME:                                                    |
As reported                                         $    430   |     $    363        $    431
Pro forma                                           $    398   |     $    335        $    411
                                                               |
BASIC EARNINGS PER SHARE:                                      |
As reported                                         $   2.67   |     $   2.28        $   2.71
Pro forma                                           $   2.46   |     $   2.11        $   2.58
                                                               |
DILUTED EARNINGS PER SHARE:                                    |
As reported                                         $   2.63   |     $   2.25        $   2.66
Pro forma                                           $   2.43   |     $   2.08        $   2.53
                                                  -------------------------------------------

     The weighted average fair value of options granted during 2001 was $16.15 ($15.46 in 2000 and $13.80 in 1999). These values, which were used as a basis for the pro forma disclosures, were estimated using the Black-Scholes Options-Pricing Model with the following weighted average assumptions used for grants in 2001, 2000, and 1999:

YEAR ENDED DECEMBER 31,             2001     |       2000           1999
------------------------------------------------------------------------
Dividend yield                      1.15%    |       1.0%           1.0%
Volatility                          35.6%    |      33.0%          31.0%
Risk-free interest rate              4.7%    |       6.4%           5.5%
Expected term - years                5.0     |       5.0            5.0
                                   -------------------------------------

     These pro forma disclosures may not be representative of the effects for future years since options vest over several years, and additional awards generally are made each year.

10   SUPPLEMENTARY BALANCE SHEET INFORMATION


                                                       (MILLIONS OF DOLLARS)
DECEMBER 31,                                            2001    |        2000
----------------------------------------------------------------------------
ACCOUNTS RECEIVABLE                                             |
Trade                                                $   889    |     $   873
Other                                                     27    |          39
                                                   --------------------------
                                                         916    |         912
Less: allowance for doubtful accounts(a)                  59    |          36
                                                   --------------------------
                                                     $   857    |     $   876
                                                   ==========================
Inventories(b)                                                  |
Raw materials and supplies                           $    87    |     $    98
Work in process                                           36    |          38
Finished goods                                           164    |         161
                                                   --------------------------
                                                     $   287    |     $   297
                                                   ==========================

PROPERTY, PLANT AND EQUIPMENT - NET                             |
Land and improvements                                $   233    |     $   199
Buildings                                                579    |         566
Machinery and equipment                                8,047    |       7,589
Construction in progress and other                       383    |         539
                                                   --------------------------
                                                       9,242    |       8,893
Less: accumulated depreciation                        (4,425)   |      (4,122)
                                                   --------------------------
                                                     $ 4,817    |     $ 4,771
                                                   ==========================
                                                                |
OTHER LONG-TERM ASSETS                                          |
Goodwill(c)                                          $ 1,136    |     $ 1,082
Patents, trademarks and other(c)                          44    |          15
Deposits(d)                                               23    |          35
Other                                                    221    |         256
                                                   --------------------------
                                                     $ 1,424    |     $ 1,388
                                                   ==========================
                                                                |
OTHER CURRENT LIABILITIES                                       |
Accrued accounts payable                             $   132    |     $   136
Payrolls                                                  74    |          93
Employee benefits and related                             36    |          25
Special charges(e)                                        45    |          59
Accrued interest payable                                  45    |          39
Other                                                    105    |         107
                                                   --------------------------
                                                     $   437    |     $   459
                                                   ==========================
                                                                |
OTHER LONG-TERM LIABILITIES                                     |
Employee benefits and related                        $   447    |     $   441
Special charges(e)                                        26    |          19
Other(d)                                                  78    |          88
                                                   --------------------------
                                                     $   551    |     $   548
                                                   ==========================
                                                                |
DEFERRED CREDITS                                                |
Income taxes(f)                                      $   442    |     $   461
Deferred gain on sale                                           |
         leaseback (Note 12)                             152    |         152
Other                                                     13    |           6
                                                   --------------------------
                                                     $   607    |     $   619
                                                   ==========================
                                                                |
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)                   |
Cumulative Translation Adjustment                               |
North America                                        $  (170)   |     $  (172)
South America(g)                                        (822)   |        (592)
Europe                                                  (189)   |        (173)
Asia                                                     (77)   |         (58)
Surface Technologies                                     (23)   |         (16)
                                                   --------------------------
                                                     $(1,281)   |     $(1,011)
Derivatives (net of $2 million tax)(h)                    (4)   |          --
Minimum Pension Liability                                       |
         (net of $6 million tax)                         (12)   |          --
                                                   --------------------------
                                                     $(1,297)   |     $(1,011)
                                                   ==========================
(a) Provisions to the allowance for doubtful accounts were $35 million, $19 million and $22 million in 2001, 2000, and 1999, respectively.
(b) Approximately 26% of total inventories were valued using the LIFO method at December 31, 2001 (33% in 2000). If inventories had been valued at current costs, they would have been approximately $28 million higher than reported at December 31, 2001 and 2000.
(c) Net of accumulated amortization of $192 million in 2001 and $162 million in 2000 for goodwill and $22 million in 2001 and $18 million in 2000 for other intangibles.
(d) $31 million and $35 million of other long-term assets and other long-term liabilities in Brazil have been offset in 2001 and 2000, respectively.
(e) The table below summarizes the activity (primarily new charges, cash payments and asset write-offs) in the accrual for special charges. The accrual primarily includes special programs in 2000 and 2001 as described further in Note 2. The remaining other charges at December 31, 2001 are related to the 2001 and 2000 restructuring and repositioning programs and future lease payments from earlier programs (primarily the 1996 charge related to the integration of the Liquid Carbonic business of CBI and Praxair).

                                                               (MILLIONS OF DOLLARS)
                                                                 OTHER         TOTAL
ACCRUAL-SPECIAL CHARGES                        SEVERANCE       CHARGES       ACCRUAL
------------------------------------------------------------------------------------
Balance, December 31, 1998                         $  --         $  18         $  18
         1999 activity                                --            (6)           (6)
                                                  ----------------------------------
Balance, December 31, 1999                            --            12            12
         Surface Technologies repositioning            4             1             5
         Repositioning and special charges            48           111           159
         2000 activity                                (7)          (91)          (98)
                                                  ----------------------------------
Balance, December 31, 2000                            45            33            78
         Restructuring and other actions              40            30            70
         Adjustments to 2000
                  Repositioning program               (4)            4            --
         Other 2001 activity                         (36)          (41)          (77)
                                                  ----------------------------------
Balance, December 31, 2001                         $  45         $  26         $  71
                                                  ==================================

(f) Deferred income taxes related to current items are included in prepaid and other current assets in the amount of $42 million in 2001 and $71 million in 2000. The decrease in 2001 is primarily a result of the activity in the restructure programs (see Note 2).
(g) Consists primarily of currency translation adjustments in Brazil and Argentina and is net of a $60 million gain related to Brazilian net investment hedges (see Note 5). Argentina suspended the trading in its currency before year-end (when the exchange rate was at parity with the U.S. dollar), and did not resume trading until January 11, 2002. The balance sheet for Praxair's operations in Argentina as of December 31, 2001 has been translated at a rate of 1.7 Argentine pesos to 1 U.S. dollar. This devaluation of the Argentine Peso resulted in a charge of approximately $62 million to Other Comprehensive Income (Loss) in Shareholders Equity. The average rate of translating the income statement was unaffected by the devaluation and was translated at a 1:1 ratio.
(h) The derivatives component of accumulated other comprehensive income (loss) relates to the adoption of SFAS 133 (see Notes 1 and 5). The table below summarizes the 2001 activity:


DERIVATIVES                                 (MILLIONS OF DOLLARS)
-----------------------------------------------------------------
Transition Adjustment, January 1, 2001                      $ (4)
2001 Activity:
         Change in fair value                                (25)
         Reclassified to earnings - interest expense          17
         Reclassified to earnings - operating profit           8
                                                           -----
Balance, December 31, 2001                                  $ (4)
                                                           =====

11   RETIREMENT PROGRAMS

     Pensions-- Praxair has two main U.S. retirement programs which are non-contributory defined benefit plans, the Praxair Retirement Program and the CBI Retirement Program. Pension benefits for both are based predominantly on years of service, age and compensation levels prior to retirement. Pension coverage for employees of Praxair's international subsidiaries generally is provided by those companies through separate plans. Obligations under such plans are typically provided for by depositing funds with trustees, under insurance policies, or by book reserves.

     Praxair's North American packaged gases business has two defined contribution plans. Company contributions to these plans are calculated as a percentage of salary based on age plus service. U.S. employees may supplement the company contributions up to the maximum allowable by IRS regulations. Certain international subsidiaries of the Company (including White Martins in Brazil, effective in 2000) also sponsor defined contribution plans where contributions are determined under various formulas. The cost for these plans was $7 million in 2001 and 2000, and $5 million in 1999 (not included in the tables that follow).

     U.S. employees other than the packaged gas business are eligible to participate in a defined contribution savings plan. Employees may contribute up to 18% of their compensation, subject to the maximum allowable by IRS regulations. Company contributions to this plan are calculated on a graduated scale based on employee contributions to the plan. The cost for this plan was $10 million in 2001, 2000 and 1999 (not included in the tables that follow).

Postretirement Benefits Other Than Pensions (OPEB) -- Praxair provides health care and life insurance benefits to certain eligible retired employees. These benefits are provided through various insurance companies and health care providers. Praxair is also obligated to make payments for a portion of postretirement benefits related to retirees of Praxair's former parent. Additionally, as part of the CBI acquisition in 1996, Praxair assumed responsibility for health care and life insurance benefit obligations for CBI's retired employees. All postretirement health care programs have cost caps that limit the Company's exposure to future cost increases. Praxair does not currently fund its postretirement benefits obligations. Praxair retiree plans may be changed or terminated by Praxair at any time for any reason with no liability to current or future retirees.

Pension and Postretirement Benefit Costs
The components of net pension and OPEB costs for 2001, 2000 and 1999 are shown below:

                                                                                       (MILLIONS OF DOLLARS)
                                                 PENSIONS                                  OPEB
                                    --------------------------------         -------------------------------
YEAR ENDED DECEMBER 31,              2001   |      2000         1999         2001    |     2000         1999
------------------------------------------------------------------------------------------------------------
NET BENEFIT COST                            |                                        |
Service cost                         $ 26   |      $ 30         $ 35         $  5    |     $  6         $  7
Interest cost                          67   |        64           63           14    |       15           13
Expected return on assets             (81)  |       (78)         (72)          --    |       --           --
Curtailment/                                |                                        |
         Settlement (gains)            --   |        (6)          --           --    |       --           --
Net amortization and deferral          (3)  |        (3)          (1)          (4)   |       (5)          (7)
                                     -----------------------------------------------------------------------
Net periodic benefit cost            $  9   |      $  7         $ 25         $ 15    |     $ 16         $ 13
                                     =======================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The changes in benefit obligation and plan assets and the funded status reconciliation as of December 31, 2001 and 2000 for Praxair's significant pension and OPEB programs are shown below:

                                                                                                             (MILLIONS OF DOLLARS)
                                                                              PENSIONS
                                                           ----------------------------------------------
                                                                    2001          |            2000                      OPEB
                                                           -----------------------------------------------------------------------
YEAR END DECEMBER 31,                                          US         INTL    |       US         INTL         2001         2000
----------------------------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION                                                      |
         Benefit obligation, January 1                      $ 705        $ 243    |    $ 661        $ 310        $ 230        $ 215
         Service cost                                          18            8    |       22            8            4            6
         Interest cost                                         54           14    |       50           15           15           16
         Participant contributions                             --           --    |       --           --           11            9
         Plan amendments                                       --           --    |       (9)          --            8           (9)
         Actuarial loss (gain)                                 19           --    |       18           (4)         (14)          20
         Benefits paid                                        (37)         (18)   |      (37)         (18)         (28)         (25)
         Curtailment/Settlement (gains)                        --           --    |       --          (50)          --           --
         Currency translation                                  --          (11)   |       --          (18)          (2)          (2)
                                                            -----------------------------------------------------------------------
         Benefit obligation, December 31                    $ 759        $ 236    |    $ 705        $ 243        $ 224        $ 230
                                                            =======================================================================
                                                                                  |
CHANGE IN PLAN ASSETS                                                             |
         Fair value of plan assets, January 1               $ 666        $ 259    |    $ 696        $ 299        $  --        $   5
         Actual return on plan assets                         (30)           8    |       (2)          20           --           --
         Company contributions                                 --            3    |       --            2           --           --
         Curtailment/Settlement (gains)                        --           --    |       --          (35)          --           --
         Benefits paid                                        (31)         (18)   |      (28)         (18)          --           (5)
         Currency translation                                  --          (11)   |       --           (9)          --           --
                                                            -----------------------------------------------------------------------
         Fair value of plan assets, December 31             $ 605        $ 241    |    $ 666        $ 259        $  --        $  --
                                                            =======================================================================
                                                                                  |
FUNDED STATUS RECONCILIATION                                                      |
         Funded status, December 31                         $(154)       $   5    |    $ (39)       $  16        $(224)       $(230)
         Unrecognized (gains) losses - net                     45          (17)   |      (66)         (34)           2           14
         Unrecognized prior service cost                       (5)           2    |       (5)           2          (14)         (24)
         Unrecognized transition amount                        --           (1)   |       --           (2)          --           --
                                                            -----------------------------------------------------------------------
         Net amount recognized, December 31                 $(114)       $ (11)   |    $(110)       $ (18)       $(236)       $(240)
                                                            =======================================================================
                                                                                  |
AMOUNTS IN THE BALANCE SHEET:                                                     |
         Prepaid benefit cost                               $  --        $   2    |    $  --        $   1        $  --        $  --
         Accrued benefit liability                           (132)         (16)   |     (110)         (22)        (236)        (240)
         Intangible assets                                     --            3    |       --            3           --           --
         Accumulated other comprehensive income (loss)         18           --    |       --           --           --           --
                                                            -----------------------------------------------------------------------
         Net amount recognized, December 31                 $(114)       $ (11)   |    $(110)       $ (18)       $(236)       $(240)
                                                            =======================================================================

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $911 million, $821 million, and $695 million, respectively, as of December 31, 2001 ($173 million, $153 million and $117 million, respectively, as of December 31, 2000). The increase in the 2001 amounts was due to the inclusion of the Praxair Retirement Program in 2001. The projected benefit obligation for U.S. plans was $680 million at December 31, 2001.

     The weighted average or range of assumptions for the Company's pension and OPEB benefit plans were as follows:

                                                                    INTERNATIONAL
                                            U.S. PLANS                   PLANS
                                       -------------------   --------------------------
YEAR ENDED DECEMBER 31,                  2001   |     2000          2001   |       2000
---------------------------------------------------------------------------------------
Discount rate                           7.25%   |    7.50%    3.25 - 11%   |    3 - 11%
Rate of increase in                             |                          |
         compensation levels            4.25%   |    4.5%     2.25 - 8%    |    3 - 8%
Expected long-term rate of                      |                          |
         return on plan assets          9.25%   |    9.50%    5.50 - 12%   |    7 - 12%

     Pension cost for the years shown was calculated using assumptions as of the prior year measurement date. For measurement purposes, a 12.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002, gradually reducing to 5.0% in 2008 and thereafter. These health care cost trend rate assumptions have an impact on the amounts reported; however, cost caps limit the impact on the net OPEB benefit cost. To illustrate the effect, a one-percentage point change in assumed health care cost trend rates would have the following effects:

                                               (MILLIONS OF DOLLARS)
                                    ONE-PERCENTAGE    ONE-PERCENTAGE
SENSITIVITY                         POINT INCREASE    POINT DECREASE
--------------------------------------------------------------------
Effect on the total of service
         and interest cost components
         of net OPEB benefit cost              $--              $--
Effect on OPEB benefit obligation              $ 4              $(4)
                                        ===========================

12   LEASES

     For operating leases, primarily involving manufacturing and distribution equipment and office space, noncancelable commitments extending for more than one year will require the following future minimum payments at December 31, 2001:

LEASE PAYMENTS*                (MILLIONS OF DOLLARS)
----------------------------------------------------
2002          $ 82                2005          $ 45
2003          $ 63                2006          $ 37
2004          $ 52          after 2006          $115
            ----------------------------------------

* Excludes $14 million related to the 2000 repositioning and special charges (see Note 2).


     Included in these totals are $36 million of lease commitments to Praxair's former parent company, a subsidiary of Dow Chemical, principally for office space. Total lease and rental expenses under operating leases were $110 million in 2001, $95 million in 2000 and $94 million in 1999, excluding $16 million related to the 2000 repositioning and special charges (see Note 2). The present value of the future lease payments under operating leases is approximately $303 million at December 31, 2001.

     During 1999 and 1998, Praxair sold and leased back certain U.S. distribution and liquid storage equipment for $80 million and $150 million, respectively. These operating leases have an initial two-year term with purchase and lease renewal options at projected future fair market values beginning in 2001 and 2000, respectively. In September 2001, Praxair renewed the $150 million operating lease for an additional year. In December 2001, Praxair notified the lessor of its intent to renew the $80 million operating lease commencing March 2002 for an additional year.

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

     At December 31, 2001, the estimated cost of completing authorized construction projects in the normal course of business is $122 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14   QUARTERLY DATA (UNAUDITED)


                                                                             (DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)
2001                                                     1Q                2Q            3Q(A)               4Q             YEAR
--------------------------------------------------------------------------------------------------------------------------------
Sales                                             $   1,335         $   1,314        $   1,271        $   1,238        $   5,158
Cost of sales                                     $     809               784              752              715        $   3,060
Depreciation and amortization                     $     122               125              127              125        $     499
Operating profit                                  $     224               220              148              208        $     800
                                               ---------------------------------------------------------------------------------
Income before cumulative effect of an
         accounting change                        $     126         $     126        $      62        $     118        $     432
Cumulative effect of an accounting change(b)             (2)               --               --               --               (2)
                                               ---------------------------------------------------------------------------------
Net income                                        $     124         $     126        $      62        $     118        $     430
                                               ---------------------------------------------------------------------------------
Basic Per Share Data:
Income before cumulative effect of an
         accounting change                        $    0.78         $    0.78        $    0.38        $    0.73        $    2.68
Cumulative effect of an accounting change(b)          (0.01)               --               --               --            (0.01)
Net income                                        $    0.77         $    0.78        $    0.38        $    0.73        $    2.67
Weighted average shares (000's)                     160,773           161,543          161,734          161,991          161,510
                                               ---------------------------------------------------------------------------------
Diluted Per Share Data:
Income before cumulative effect of an
         accounting change                        $    0.77         $    0.77        $    0.38        $    0.72        $    2.64
Cumulative effect of an accounting change(b)          (0.01)               --               --               --            (0.01)
Net income                                        $    0.76         $    0.77        $    0.38        $    0.72        $    2.63
Weighted average shares (000's)                     162,661           163,802          163,275          164,137          163,507
                                               =================================================================================

                                                                             (DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)
2000                                                     1Q                2Q               3Q            4Q(A)             YEAR
--------------------------------------------------------------------------------------------------------------------------------
Sales                                             $   1,230         $   1,265        $   1,275        $   1,273        $   5,043
Cost of sales                                     $     722               761              776              816        $   3,075
Depreciation and amortization                     $     118               118              117              118        $     471
Operating profit                                  $     213               219              218               57        $     707
                                               ---------------------------------------------------------------------------------
Net income                                        $     114         $     122        $     122        $       5        $     363
                                               ---------------------------------------------------------------------------------
Basic Per Share Data:
Net income                                        $    0.72         $    0.77        $    0.77        $    0.03        $    2.28
Weighted average shares(000's)                      159,433           158,515          158,912          159,633          159,123
                                               ---------------------------------------------------------------------------------
Diluted Per Share Data:
Net income                                        $    0.71         $    0.76        $    0.76        $    0.03        $    2.25
Weighted average shares (000's)                     161,575           160,629          160,854          161,305          161,092
                                               =================================================================================

(a) The third quarter 2001 includes $70 million of pre-tax charges ($57 million after tax, or $.35 per diluted share) related to restructuring and other actions. The fourth quarter 2000 includes $159 million of pre-tax charges ($117 million after tax, or $0.73 per diluted share) related to repositioning and special charges (see Note 2).
(b) Related to the adoption of SFAS 133, Accounting for Derivative Instruments and Hedging Activities (see Note 1).

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

Danbury, Connecticut
February 12, 2002

REPORT OF INDEPENDENT ACCOUNTANTS

                                                   [PRICEWATERHOUSECOOPERS LOGO]


To the Board of Directors and Shareholders of Praxair, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Praxair, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in Note 1, the Company adopted new accounting standards for derivative instruments and hedging activities in 2001 and for costs of start-up activities in 1999.




/s/ PricewaterhouseCoopers LLP
Stamford, Connecticut
February 12, 2002

FIVE-YEAR FINANCIAL SUMMARY (MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)

YEAR ENDED DECEMBER 31,                                          2001   |       2000          1999          1998          1997
------------------------------------------------------------------------------------------------------------------------------
FROM THE INCOME STATEMENT                                               |
Sales                                                       $   5,158   |  $   5,043     $   4,639     $   4,833     $   4,735
Cost of sales(a)                                                3,060   |      3,075         2,732         2,807         2,764
Selling, general and administrative(a)                            699   |        683           641           644           662
Depreciation and amortization                                     499   |        471           445           467           444
Research and development                                           66   |         65            67            72            79
Other income (expenses) - net(a)                                  (34)  |        (42)           77            13            52
                                                            ------------------------------------------------------------------
Operating profit(a)                                               800   |        707           831           856           838
Interest expense                                                  224   |        224           204           260           216
                                                            ------------------------------------------------------------------
Income before taxes                                               576   |        483           627           596           622
Income taxes(a)                                                   135   |        103           152           127           151
                                                            ------------------------------------------------------------------
Income of consolidated entities                                   441   |        380           475           469           471
Minority interests                                                (18)  |        (27)          (45)          (55)          (66)
Income from equity investments(a)                                   9   |         10            11            11            11
                                                            ------------------------------------------------------------------
Income before cumulative effect of accounting changes             432   |        363           441           425           416
Cumulative effect of accounting changes(c)                         (2)  |         --           (10)           --           (11)
                                                            ------------------------------------------------------------------
Net income                                                  $     430   |  $     363     $     431     $     425     $     405
Adjusted net income(b)                                      $     522   |  $     509     $     469     $     457     $     456
                                                            ==================================================================
                                                                        |
PER SHARE DATA(c)                                                       |
Basic earnings per share:                                               |
    Income before cumulative effect of accounting changes   $    2.68   |  $    2.28     $    2.77     $    2.68     $    2.63
    Net income                                              $    2.67   |  $    2.28     $    2.71     $    2.68     $    2.56
Diluted earnings per share:                                             |
    Income before cumulative effect of accounting changes   $    2.64   |  $    2.25     $    2.72     $    2.60     $    2.53
    Net income                                              $    2.63   |  $    2.25     $    2.66     $    2.60     $    2.46
    Adjusted net income(b)                                  $    3.19   |  $    3.16     $    2.89     $    2.80     $    2.78
Cash dividends per share                                    $    0.68   |  $    0.62     $    0.56     $    0.50     $    0.44
                                                            ------------------------------------------------------------------
                                                                        |
WEIGHTED AVERAGE SHARES OUTSTANDING (000's)                             |
Basic shares outstanding                                      161,510   |    159,123       159,280       158,462       158,095
Diluted shares outstanding                                    163,507   |    161,092       162,222       163,356       164,053
                                                            ------------------------------------------------------------------
                                                                        |
CAPITAL                                                                 |
Total debt                                                  $   2,989   |  $   3,141     $   2,995     $   3,274     $   3,305
Minority interests                                                141   |        138           359           487           521
Preferred stock                                                    20   |         20            75            75            75
Shareholders' equity                                            2,477   |      2,357         2,290         2,332         2,122
                                                            ------------------------------------------------------------------
Total capital                                               $   5,627   |  $   5,656     $   5,719     $   6,168     $   6,023
                                                            ------------------------------------------------------------------
                                                                        |
OTHER INFORMATION AND RATIOS                                            |
Operating profit as a percentage of sales(d)                     16.9%  |       17.2%         17.9%         18.3%         17.9%
After-tax return on capital(d)                                   12.0%  |       12.0%         11.1%         11.1%         11.1%
Return on equity(d)                                              20.2%  |       20.7%         19.1%         19.1%         20.9%
Capital expenditures                                        $     595   |  $     704     $     653     $     781     $     902
Cash flow from operations                                   $   1,020   |  $     899     $     969     $     944     $     769
Cash flow from operations-to-debt ratio                          34.1%  |       28.6%         32.4%         28.8%         23.3%
Total assets at year end                                    $   7,715   |  $   7,762     $   7,722     $   8,096     $   7,810
Shares outstanding at year-end (000's)                        162,143   |    159,379       159,048       157,571       157,373
Debt-to-capital ratio                                            53.1%  |       55.5%         52.4%         53.1%         54.9%
Number of employees                                            24,271   |     23,430        24,102        24,834        25,388
                                                            ------------------------------------------------------------------

(a) In 2001, operating profit includes a $70 million pre-tax charge ($57 million after tax, or $0.35 per diluted share) related to restructuring and other actions (shown $7 million in cost of sales; $5 million in selling, general and administrative expenses; and $58 in other income (expense) -
     net). In 2000, operating profit includes a $159 million pre-tax charge and income from equity investments includes a $2 million charge ($117 million after tax, or $0.73 per diluted share) related to repositioning and special charges (shown $47 million in cost of sales; $21 million in selling, general and administrative expenses; and $91 million in other income (expenses) - net). See Note 2 to the consolidated financial statements for a description of these charges. In 1998, other income (expenses) - net includes a $29 million pre-tax charge ($18 million after-tax, or $0.11 per diluted share) related to its investment in Indonesia ($19 million or $11 million after tax) and an anticipated loss on an air separation plant under construction for a third party ($10 million or $7 million after tax). Other income (expenses) - net in 1997 includes a $10 million ($6 million after-tax or $0.04 per diluted share) special charge related primarily to profit improvement initiatives in the North American packaged gases business. 1998 income taxes include $18 million of special tax credits ($0.11 per diluted share). These items are collectively referred to as special items.
(b) Adjusted net income amounts are before the cumulative effect of accounting changes, exclude special items in (a) above and exclude goodwill amortization. The after-tax goodwill amortization was $33 million in 2001, $29 million in 2000, $28 million in 1999, $32 million in 1998 and $34 million in 1997.
(c) 2001 net income includes the cumulative effect of a change in accounting for derivatives. 1999 net income includes the cumulative effect of a change in accounting for previously capitalized start-up costs. 1997 net income includes the cumulative effect of a change in accounting for previously capitalized business process reengineering and information technology transformation costs.
(c) Operating profit as a percentage of sales excludes the impact of the special items in (a) above. After-tax return on capital is defined as after-tax operating profit (excluding special items in (a) above) plus income from equity investments, divided by average capital. Return on equity is defined as net income (excluding special items in (a) above and accounting changes) divided by average shareholder's equity.

Information for Investors

Elizabeth T. Hirsch, Director, Investor Relations
Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113
e-mail: investor_relations@praxair.com
(203)837-2210

Investor information at www.praxair.com/investors
o    Investor package
o    Investor updates
o    Financial guidance
o    Stock information
o    Annual reports
o    SEC filings
o    Financial news
o    Presentations
o    Quarterly earnings information
o    Contact information
o    FAQs

Common stock listing (symbol: PX)
New York Stock Exchange

Other stock exchanges trading Praxair stock
Cincinnati
Midwest
Pacific
Frankfurt, Germany

Number of shareholders
There were 20,448 shareholders of record as of December 31, 2001.

Dividend Policy
Dividends on Praxair's common stock are usually declared and paid quarterly. Praxair's objective is to continue quarterly dividends and consider annual dividend increases in conjunction with continued growth in earnings per share.

Stock Transfer Agent and Stock Record Keeping
The Bank of New York is Praxair's stock transfer agent and registrar, and maintains shareholder records. For information about account records, stock certificates, change of address and dividend payments, contact:
1-800-537-8706 or, from outside the U.S.: (212) 815-5800
e-mail address: Shareowner-svcs@bankofny.com website address: http://stockbny.com

Address shareholder inquiries to:
Shareholder Relations Department
The Bank of New York
P.O. Box 11258
Church Street Station
New York, New York 10286

Send certificates for transfer and address changes to:
Receive and Deliver Department
The Bank of New York
P.O. Box 11002
Church Street Station
New York, New York 10286

Dividend reinvestment pan
Praxair provides investors a convenient and low-cost program that allows purchases of Praxair stock without commissions and automatically reinvests dividends by purchasing additional shares of stock. Contact Shareholder Relations at The Bank of New York for full details at the address above.

Annual shareholders meeting
The 2002 annual meeting of shareholders of Praxair, Inc. will be held at 9:30 a.m. on Tuesday, April 23, 2002 at the Sheraton Danbury, 18 Old Ridgebury Road, Danbury, Connecticut.

NYSE quarterly stock price and dividend information

                                                                Dividend
                                      High          Low         per share
________________________________________________________________________
2001
First quarter                       $49.570       $39.375        $0.17
Second quarter                      $54.000       $44.100        $0.17
Third quarter                       $49.640       $36.600        $0.17
Fourth quarter                      $55.920       $40.700        $0.17
________________________________________________________________________
2000
First quarter                       $54.938       $31.375        $0.155
Second quarter                      $48.375       $36.375        $0.155
Third quarter                       $45.188       $35.000        $0.155
Fourth quarter                      $45.563       $30.313        $0.155
________________________________________________________________________
1999
First quarter                       $38.000       $32.000        $0.14
Second quarter                      $35.000       $48.938        $0.14
Third quarter                       $51.750       $40.375        $0.14
Fourth quarter                      $51.750       $42.688        $0.14
________________________________________________________________________

In a change from previous years' annual reports, the table above reflects trading highs and lows on the New York Stock Exchange. Previous years' reports listed closing highs and lows.

Praxair 2001 annual report - Page 51

Praxair Locations

World Headquarters
------------------

Praxair, Inc.
39 Old Ridgebury Road
Danbury, CT 06810-5113
USA
1-800-PRAXAIR
(716)879-4077 (from outside the U.S.)

Praxair Surface Technologies, Inc.
Indianapolis, IN, USA
(317) 240-2500
(affiliates in Brazil, France, Germany, Italy, Japan, Singapore, Spain, Switzerland, United Kingdom)

North America
-------------

Praxair, Inc.
Danbury, CT, USA
1-800-PRAXAIR
(716)879-4077

Praxair Mexico S.A. de C.V.
Mexico City, Mexico
52 (555) 354-9500

Praxair Canada Inc.
Mississauga, Ontario
(905)803-1600

South America
-------------

S.A. White Martins
Rio de Janeiro, Brazil
55 (21) 2588-6622
Argentina, Bolivia, Chile, Colombia, Paraguay, Peru, Uruguay, Venezuela

Central America/Caribbean
-------------------------
Praxair Puerto Rico
Gurabo, PR
(787)258-7200
Belize, Costa Rica

Europe
------
Praxair Europe
Madrid, Spain
34 91 453-7200
Austria, Belgium, Bulgaria, Croatia, Czech Republic, France, Germany, Hungary, Israel, Italy, The Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Switzerland, Turkey

Asia
----
Praxair Asia, Inc.
Singapore
(65) 6736-3800
India, Japan, Malaysia, People's Republic of China, South Korea, Taiwan,
Thailand


The forward-looking statements contained in this annual report concerning development and commercial acceptance of new products and services, financial outlook, earnings growth, and other financial goals, involve risks and uncertainties, and are subject to change based on various factors. These include the impact of changes in worldwide and national economies, the cost and availability of electric power and other energy and the ability to achieve price increases to offset such cost increases, development of operational efficiencies, changes in foreign currencies, changes in interest rates, the continued timely development and acceptance of new products and services, the impact of competitive products and pricing, and the impact of tax and other legislation and regulation in the jurisdictions in which the company operates.


Praxair and the Flowing Airstream design, CoJet, Medipure, StarSolver and UCISCO are trademarks or registered trademarks of Praxair Technology, Inc. in the United States and/or other countries. Ballard is a trademark of Ballard Power Systems.

(c) Copyright 2002 Praxair Technology, Inc. All rights reserved.

Praxair 2001 annual report - Page 52

Officers, Regional Management and Advisory Council

Office of the Chairman
----------------------

Dennis H. Reilley, Chairman, President & Chief Executive Officer
Stephen F. Angel, Executive Vice President
Paul J. Bilek, Executive Vice President
James S. Sawyer, Vice President & Chief Financial Officer
Thomas W. von Krannichfeldt, Executive Vice President, President, Praxair
          Surface Technologies & President, Praxair Semiconductor Materials

Officers
--------
Michael J. Allan, Vice President & Treasurer
Domingos H.G. Bulus, President, Praxair Asia
David H. Chaifetz, Vice President, General Counsel & Secretary
Frank J. Crespo, Vice President, Praxair Semiconductor Materials Theodore W. Dougher, Vice President, Engineering and Supply Systems Michael J. Douglas, Vice President, Praxair Metals Technologies
James J. Fuchs, President, North American Industrial Gases & President,
        Praxair Canada Inc.
Robert F.X. Fusaro, Vice President, Mergers & Acquisitions
Barbara R. Harris, Vice President, Human Resources
John F. Hill, Chief Information Officer
Randy S. Kramer, Senior Vice President, Sales
Steven L. Lerner, Senior Vice President & Chief Technology Officer Michael R. Lutz, Vice President, Safety and Production Excellence Ricardo S. Malfitano, President, Praxair South America & President,
        S.A. White Martins
Sunil Mattoo, Vice President, Strategic Planning & Marketing
Peter M. Mayer, Vice President, Procurement & Materials Management Nigel D. Muir, Vice President, Communications & Public Relations
George P. Ristevski, Vice President & Controller
Sally A. Savoia, Vice President, Healthcare
S. Mark Seymour, Vice President, Tax
Alan J. Westendorf, President, Praxair Europe
Wayne J. Yakich, President, Praxair Distribution, Inc.

Regional Management
-------------------

North America
Howard D. Brodbeck, Vice President, North U.S.
Eduardo F. Menezes, Vice President, West U.S.
Theodore F. Trumpp III, Vice President, East U.S.
Daniel H. Yankowski, Vice President, South U.S.
Murray G. Covello, Managing Director, Praxair Canada
Cesar Guajardo, Managing Director, Praxair Mexico

South America
Jose Carlos Coutinho Robert, Assistant Director, Andean Treaty Countries Albino Carneiro, Assistant Director, South Cone Countries
Marcelo Pereira Quintaes, Vice President, Industrial Gases, Brazil

Europe
Miguel Martinez Astola, Managing Director, Western Europe, Spain & Portugal Robert Matthe, General Manager, Poland
Franco Mazzali, Managing Director, Italy and Middle East

Asia
K.H. Lee, President, Praxair Korea
Brent Lok, President, Praxair China
Indrajit Mookerjee, Managing Director, Praxair India
Kitti Prapasuchart, Managing Director, Praxair Thailand

South American Advisory Council
-------------------------------

Dennis H. Reilley, Chairman
Ricardo S. Malfitano, Deputy Chairman
Fernando Aguero, member of the Executive Committee, Sociedad de Fomento
           Industrial, Chile
Ricardo Cillioniz, Board member and Chief Executive Officer, Corporation
            Aceros Arequipa, Peru
Enzo Debernardi, Consultant, Paraguay
Carlos Langone, Consultant, Brazil
Luiz Pagani, President, Arcor Group, Argentina
Ricardo Paris, Chairman & Chief Executive Officer, Productos de Vidrio,
             Venezuela
Jorge Peirano, Chairman, Chamber of Commerce & Services, Uruguay Benjamin Steinbruch, Chairman, Companhia Siderugica Nacional, Brazil

Board of Directors

From left to right, beginning at top left:

Alejandro Achaval
Chairman, Chief Executive Officer and Controlling Partner of IMEXTRADE S.A. and TRINIDAD S.C.A.
Audit; Finance & Pension Committees

Dale F. Frey
Director of various corporations; former Chairman & President, General Electric Investment Corporation
Finance & Pension (Chairman); Public Policy & Nominating Committees

Claire W. Gargalli
Director of various corporations; former Vice Chairman, Diversified Search Companies
Finance & Pension; Compensation & Management Development Committees

Ronald L. Kuehn, Jr.
Director of various corporations; former Chairman, El Paso Corporation Audit; Compensation & Management Development (Chairman) Committees

Raymond W. LeBoeuf
Chairman & Chief Executive Officer, PPG Industries, Inc.
Finance & Pension; Compensation & Management Development Committees

Benjamin F. Payton
President, Tuskegee University
Audit; Public Policy & Nominating Committees

G. Jackson Ratcliffe, Jr.
Chairman, Hubbell Incorporated
Compensation & Management Development; Public Policy & Nominating (Chairman)

Dennis H. Reilley
Chairman, President & Chief Executive Officer, Praxair, Inc.
Finance & Pension; Public Policy & Nominating Committees

Wayne T. Smith
Chairman, President & Chief Executive Officer, Community Health Systems, Inc. Audit Committee

H. Mitchell Watson, Jr.
President, Sigma Group of America
Audit (chairman); Compensation & Management Development Committees

William A. Wise
Chairman, President and Chief Executive Officer, El Paso Corporation Compensation & Management Development Committee