Form 10-K, Exhibit 13
period 2002-12-31
PRAXAIR INC
filed 2003-03-10
CIK 884905

                                    CONSOLIDATED STATEMENT OF INCOME
                          (Dollar amounts in millions, except per share data)

Year Ended December 31,                                          2002            2001           2000
------------------------------------------------------------------------------------------------------
Sales                                                         $   5,128      $   5,158      $   5,043
Cost of sales, exclusive of depreciation and amortization         2,950          3,060          3,075
Selling, general and administrative                                 751            699            683
Depreciation and amortization                                       483            499            471
Research and development                                             69             66             65
Other income (expenses) - net                                        48            (34)           (42)
------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                    923            800            707
Interest expense                                                    206            224            224
                                                              ----------------------------------------
INCOME BEFORE TAXES                                                 717            576            483
Income taxes                                                        158            135            103
                                                              ----------------------------------------
INCOME OF CONSOLIDATED ENTITIES                                     559            441            380
Minority interests                                                  (20)           (18)           (27)
Income from equity investments                                        9              9             10
                                                              ----------------------------------------
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES               548            432            363
Cumulative effect of accounting changes                            (139)            (2)            --
                                                              ----------------------------------------
NET INCOME                                                    $     409      $     430      $     363
------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE:
   Income before cumulative effect of accounting changes      $    3.36      $    2.68      $    2.28
   Cumulative effect of accounting changes                        (0.85)         (0.01)            --
   Net income                                                 $    2.51      $    2.67      $    2.28
DILUTED EARNINGS PER SHARE:
   Income before cumulative effect of accounting changes      $    3.33      $    2.64      $    2.25
   Cumulative effect of accounting changes                        (0.85)         (0.01)            --
   Net income                                                 $    2.48      $    2.63      $    2.25
WEIGHTED AVERAGE SHARES OUTSTANDING (000'S):
   Basic shares outstanding                                     162,768        161,510        159,123
   Diluted shares outstanding                                   164,745        163,507        161,092
------------------------------------------------------------------------------------------------------

The accompanying Notes on pages 39 to 59 are an integral part of these financial statements.

                                  CONSOLIDATED BALANCE SHEET
                                     (Millions of dollars)

December 31,                                                               2002         2001
---------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                $    39      $    39
Accounts receivable                                                          860          857
Inventories                                                                  277          287
Prepaid and other current assets                                             110           93
                                                                        ---------------------
Total Current Assets                                                       1,286        1,276
Property, plant and equipment - net                                        4,666        4,817
Equity investments                                                           184          198
Goodwill                                                                     985        1,136
Other intangible assets                                                       50           44
Other long-term assets                                                       230          244
                                                                        ---------------------
Total Assets                                                             $ 7,401      $ 7,715
---------------------------------------------------------------------------------------------
LIABILITIES AND EQUITY
Accounts payable                                                         $   378      $   413
Short-term debt                                                              215          178
Current portion of long-term debt                                             23           86
Accrued taxes                                                                 74           80
Other current liabilities                                                    410          437
                                                                        ---------------------
Total Current Liabilities                                                  1,100        1,194
Long-term debt                                                             2,510        2,725
Other long-term liabilities                                                  652          551
Deferred credits                                                             635          607
                                                                        ---------------------
Total Liabilities                                                          4,897        5,077
---------------------------------------------------------------------------------------------
Minority interests                                                           164          141
Preferred stock                                                               --           20
Shareholders' equity:
Common stock $0.01 par value, authorized shares, 500,000,000 shares,
issued 2002 - 173,950,375 shares and 2001 - 170,140,567 shares                 2            2
Additional paid-in capital                                                 1,965        1,795
Retained earnings                                                          2,593        2,307
Accumulated other comprehensive income (loss)                             (1,673)      (1,297)
Less: Treasury stock, at cost (2002 - 11,682,279 shares
and 2001 - 7,997,727 shares)                                                (547)        (330)
                                                                        ---------------------
Total Shareholders' Equity                                                 2,340        2,477
                                                                        ---------------------
Total Liabilities and Equity                                             $ 7,401      $ 7,715
---------------------------------------------------------------------------------------------
The accompanying Notes on pages 39 to 59 are an integral part of these financial statements.



                                CONSOLIDATED STATEMENT OF CASH FLOWS
                                       (Millions of dollars)

Year Ended December 31,                                            2002         2001         2000
--------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
OPERATIONS
Net income                                                       $   409      $   430      $   363
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization                                        483          499          471
Accounting change                                                    139           --           --
Special charges                                                       --           58          158
Deferred income taxes                                                 37           36           35
Other non-cash charges (benefits)                                      3          (11)          10
Working capital:
Accounts receivable                                                    6           46          (36)
Inventories                                                            4           20          (13)
Prepaid and other current assets                                       4           11          (22)
Payables and accruals                                                (41)         (22)          31
Long-term assets and liabilities                                     (43)         (47)         (98)
                                                                ----------------------------------
Net cash provided by operating activities                          1,001        1,020          899
                                                                ----------------------------------
INVESTING
Capital expenditures                                                (498)        (595)        (704)
Acquisitions                                                        (113)        (213)        (290)
Divestitures and asset sales                                          24           45          106
                                                                ----------------------------------
Net cash used for investing activities                              (587)        (763)        (888)
                                                                ----------------------------------
FINANCING
Short-term debt borrowings (repayments) - net                         67           21          433
Long-term borrowings                                               1,116          273           22
Long-term debt repayments                                         (1,428)        (483)        (328)
Minority transactions and other                                       27          (14)         (64)
Issuances of common stock                                            206          142          124
Purchases of common stock                                           (276)         (76)        (144)
Cash dividends                                                      (123)        (110)         (98)
                                                                ----------------------------------
Net cash used for financing activities                              (411)        (247)         (55)
Effect of exchange rate changes on cash and cash equivalents          (3)          (2)          (1)
                                                                ----------------------------------
Change in cash and cash equivalents                                   --            8          (45)
Cash and cash equivalents, beginning-of-year                          39           31           76
                                                                ----------------------------------
Cash and cash equivalents, end-of-year                           $    39      $    39      $    31
--------------------------------------------------------------------------------------------------
SUPPLEMENTAL DATA:
Taxes paid                                                       $    65      $    57      $    80
Interest paid                                                    $   210      $   219      $   227
Debt reclassifications                                           $    --      $    --      $ 1,029
Tax benefits from stock option exercises                         $    23      $    20      $     5
Acquired debt from acquisitions                                  $    --      $    --      $    12
Debt from consolidation of equity company (Note 14)              $    --      $    65      $    --
--------------------------------------------------------------------------------------------------


The accompanying Notes on pages 39 to 59 are an integral part of these financial statements.

                                           CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                              (Dollar amounts in millions, except per share data, shares in thousands)

                                                                                                               Accumulated
                                                                  Additional                                         Other
                                                  Common Stock      Paid-In      Treasury Stock     Retained Comprehensive
Activity                                         Shares   Amounts   Capital     Shares   Amounts    Earnings   Income(Loss)   Total
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                       164,215     $2     $1,613      5,168     $(219)     $1,722      $ (828)     $2,290
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                              363                     363
Translation adjustments                                                                                            (183)       (183)
                                                                                                                             -------
   Comprehensive income                                                                                                         180
Dividends on common stock ($0.62 per share)                                                             (98)                    (98)
Issuances of common stock:
   For the dividend reinvestment
      and stock purchase plan                         73                 1                                                        1
   For employee savings and incentive plans        2,021                44     (2,054)       84                                 128
Purchases of common stock                                                       3,816      (144)                               (144)
                                                ------------------------------------------------------------------------------------
Balance, December 31, 2000                       166,309     $2     $1,658      6,930     $(279)     $1,987     $(1,011)     $2,357
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                              430                     430
Translation adjustments                                                                                            (270)       (270)
Derivatives instruments,
   net of $2 million taxes                                                                                           (4)         (4)
Minimum pension liability,
   net of $6 million tax                                                                                            (12)        (12)
                                                                                                                             -------
   Comprehensive income                                                                                                         144
Dividends on common stock ($0.68 per share)                                                            (110)                   (110)
Issuances of common stock:
   For the dividend reinvestment
      and stock purchase plan                         45                 1                                                        1
   For employee savings and incentive plans        3,787               136       (619)       25                                 161
Purchases of common stock                                                       1,687       (76)                                (76)
                                                ------------------------------------------------------------------------------------
Balance, December 31, 2001                       170,141     $2     $1,795      7,998     $(330)     $2,307     $(1,297)     $2,477
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                              409                     409
Translation adjustments                                                                                            (284)       (284)
Derivatives instruments,
   net of $2 million taxes                                                                                            3           3
Minimum pension liability,
   net of $52 million taxes                                                                                         (95)        (95)
                                                                                                                             -------
   Comprehensive income                                                                                                          33
Dividends on common stock ($0.76 per share)                                                            (123)                   (123)
Issuances of common stock:
   For the dividend reinvestment
      and stock purchase plan                         46
   For employee savings and incentive plans        3,763               170     (1,292)       59                                 229
Purchases of common stock                                                       4,976      (276)                               (276)
                                                ------------------------------------------------------------------------------------
Balance, December 31, 2002                       173,950     $2     $1,965     11,682     $(547)     $2,593     $(1,673)     $2,340
------------------------------------------------------------------------------------------------------------------------------------
The accompanying Notes on pages 39 to 59 are an integral part of these financial statements.

                      MANAGEMENT'S DISCUSSION AND ANAYLSIS


Praxair's current year financial performance was good in spite of difficult industry and economic conditions in the geographical locations in which it conducts business. Continued focus on pricing and productivity improvements, coupled with the pursuit of growth initiatives and acquisitions, resulted in income before the cumulative effect of accounting changes of $548 million, a record year for the company. Cash flow from operations was in line with 2001; capital expenditures were reduced from 2001 levels; and debt was reduced.

CONSOLIDATED RESULTS

The following table provides summary data for 2002, 2001 and 2000:

(Dollar amounts in millions)
Year Ended December 31,                                 2002           2001(a,b)         2000(a,c)
-----------------------------------------------------------------------------------------------------------
Sales                                                 $5,128            $5,158           $5,043
Gross margin(d)                                       $2,178            $2,098           $1,968
As a percent of sales                                     42%               41%              39%
Selling, general and administrative                  $   751           $   699          $   683
Depreciation and amortization                        $   483           $   499          $   471
Other income (expenses) - net                        $    48           $   (34)         $   (42)
Operating profit                                     $   923           $   800          $   707
Interest expense                                     $   206           $   224          $   224
Effective tax rate                                        22%               23%              21%
Income before cumulative effect
  of accounting changes                              $   548           $   432          $   363
Number of employees                                   25,010            24,271           23,430
-----------------------------------------------------------------------------------------------------------

(a) Praxair adopted SFAS 142, which eliminated the amortization of goodwill prospectively in 2002. 2001 reported results included goodwill amortization of $38 million pre-tax and $33 million after-tax. 2000 reported results included goodwill amortization of $33 million pre-tax and $29 million after-tax.
(b) 2001 reported results include a pre-tax special charge of $70 million ($57 million after-tax) related to restructuring and other actions. The charge was recorded as: $7 million cost of sales, $5 million in selling, general and administrative, and $58 million in other income (expenses) - net (see
     Note 3 to the consolidated financial statements).
(c) 2000 reported results include a pre-tax repositioning and other special charges totaling $159 million and equity income charges of $2 million ($117 million after-tax). The charge was recorded as: $47 million cost of sales, $21 million in selling, general and administrative, and $91 million in other income (expenses) - net (see Note 3 to the consolidated financial statements).
(d)  Gross margin excludes depreciation and amortization expense.

Overview - 2002 compared with 2001
Sales in 2002 decreased $30 million, or 1%, versus 2001. Realized price increases in North and South America and acquisitions in our healthcare portfolio each increased sales by 2%, respectively. Sales in 2002 were reduced 3% from currency devaluations, principally in South America. Overall sales volume declined 1% as manufacturing activity in the United States remained sluggish, but was partially offset by volume gains in Europe and Asia, and in the North American health-care businesses. Reduced natural gas costs, which Praxair is contractually obligated to pass on to on-site hydrogen customers, decreased sales by 1%, with no impact on operating profit.

Operating profit in 2002 increased $123 million, or 15%, principally due to the $70 million special charge recorded in the third quarter of 2001 and the elimination of goodwill amortization in 2002 (2001 reported results included goodwill amortization of $38 million). Underlying operating profit increased 2% as a result of productivity improvements and benefits from the 2001 restructuring program which outpaced inflationary pressures.

Income before accounting changes increased $116 million, or 27%, reflecting the after-tax benefits of the improvement in operating profit discussed above and lower interest expense due to debt refinancing at lower rates and debt reductions in 2002.

The number of employees at December 31, 2002 was 25,010, which reflected an increase of 739 employees from December 31, 2001. This increase related primarily to acquisitions (approximately 680 employees) and new service initiatives in Brazil, partially offset by restructuring actions.

Overview - 2001 compared with 2000
Sales increased $115 million, or 2%, for 2001 versus 2000 due primarily to price improvements in all segments of the business; industrial gases volume growth in Europe and Asia; and acquisitions in North America and Surface Technologies. These increases were largely offset by unfavorable currency impacts in South America, Europe and Asia, and volume declines in North America, South America and in Surface Technologies.

Operating profit increased $93 million, or 13%, for 2001 versus 2000. This was due primarily to the decrease in special charges; the sales increase described above; productivity improvements in all segments; and contributions from acquisitions in North America and Surface Technologies, largely offset by volume declines, cost inflation and currency translation impacts.

                      MANAGEMENT'S DISCUSSION AND ANAYLSIS

Income before accounting changes increased $69 million, or 19%, for 2001 versus 2000. This increase was due primarily to the decrease in special charges; lower minority interests; and the slightly improved operating results noted above. The decrease in minority interests is due primarily to the impact of the increase in Praxair's ownership interest in White Martins (See Note 6 to the consolidated financial statements and the South America segment discussion).

The number of employees at December 31, 2001 was 24,271 reflecting an increase of 841 from December 31, 2000. The increase is principally the result of acquisitions (approximately 1,200) and increased service offerings, partially offset by restructuring actions.

Gross Margin
Gross margin in 2002 improved $80 million, or 4%, versus 2001. Gross margin as a percent of sales improved 1%, to 42%, versus 2001. This improvement reflected realized pricing initiatives in the North and South American segments; worldwide productivity initiatives related to Six Sigma programs; and the benefits of the restructuring program initiated in the third quarter of 2001. A 60 basis point improvement in gross margin, as a percent of sales, was a result of natural gas cost pass-throughs, which lower reported sales, but had no impact on reported gross margins.

Gross margin in 2001 improved $130 million, or 7%, versus 2000. Gross margin, as a percent of sales, improved 2%, to 41%, versus 2000. Gross margin included a $7 million and a $47 million special charge in 2001 and 2000, respectively (see
Note 3 to the consolidated financial statements). Gross margin also benefited from price increases and productivity improvements.

Selling, General and Administrative Expenses
As a percent of sales, selling, general and administrative expenses for 2002 were 15% versus 14% for 2001. This increase reflects primarily North American healthcare acquisitions of $17 million. Other factors include service growth initiatives having a higher proportion of selling, general and administrative costs; higher bad debt expense; and the effects of natural gas pass-through costs on sales.

Selling, general and administrative expenses as a percent of sales was 14% in 2001 and 2000. Increases from acquisitions during 2001 were offset by the benefits realized from productivity-improvement initiatives and lower special charges.

Other Income (Expenses) - Net
Refer to Note 6 to the consolidated financial statements for a summary of the major components of other income (expenses) - net. See Note 3 to the consolidated financial statements for more information regarding special charges.

Other income (expenses) - net in 2002 improved $82 million versus 2001, due primarily to the $58 million special charge recorded in 2001 which related primarily to severance and asset write-offs. 2002 included $17 million of gains on net income hedges (primarily in Brazil) versus $8 million of such losses in 2001 (primarily in Brazil and Mexico).

Other income (expenses) - net in 2001 improved $8 million versus 2000. 2001 and 2000 included $58 million and $91 million, respectively, of special charges related primarily to severance and asset write-offs. Partially offsetting this improvement were losses on net income hedges in 2001 of $8 million (primarily Brazil and Mexico), as compared to such gains of $10 million in 2000 (primarily Europe).

Interest Expense
Interest expense in 2002 declined $18 million, or 8% versus 2001. The decline in interest expense is primarily due to the refinancing of debt at lower interest rates, and the reduction of debt versus 2001 levels, partially offset by lower capitalized interest. 2002 interest expense included $15 million of costs from the early retirement of $300 million of bonds.

Interest expense was flat for 2001 versus 2000.

                      MANAGEMENT'S DISCUSSION AND ANAYLSIS

Income Taxes
The effective tax rate for 2002 was 22% versus 23% for 2001. The decrease is largely attributable to the effects of foreign tax planning and the discontinuation of goodwill amortization in 2002.

The effective tax rate for 2001 was 23% versus 21% for 2000. The increase is primarily attributable to the lower tax benefit from special charges in 2001 versus 2000.

Praxair currently expects the effective tax rate to increase to approximately 24% in 2003. The higher rate is a result of lower earnings contribution from Brazil, which has a lower effective tax rate, and lower forecasted interest expense in the U.S., which is deductible at a 35% rate.

Minority Interests
At December 31, 2002, minority interests consist of minority shareholders' investments in Europe (primarily Rivoira S. p. A. in Italy), North America (primarily within Praxair Distribution) and Asia (primarily China and India). Additionally, Praxair records the dividends on preferred stock in minority interests ($1 million in 2002, $2 million in 2001, and $3 million in 2000).

The increase in minority interest of $2 million in 2002 versus 2001, is due to the consolidation of joint ventures in Asia (as a result of our increased ownership in joint venture companies in India and China). The decrease in minority interests of $9 million in 2001 versus 2000 was due primarily to the acquisition of minority interests in White Martins (Brazil) and the lower preferred stock dividends.

Income from Equity Investments
Our significant equity investments are in Belgium, China, Italy and Turkey. Praxair's share of net income from corporate equity investments was flat for 2002 compared to 2001, and decreased slightly to $9 million in 2001 compared to $10 million for 2000.

Accounting Changes
In the second quarter of 2002, Praxair completed the initial goodwill impairment tests required for the adoption of SFAS 142. These tests indicated an impairment of goodwill related to previous acquisitions. As a result, a $139 million non-cash transition charge to earnings was recorded as a cumulative effect of an accounting change, retroactive to January 1, 2002. In the first quarter of 2001, a one-time transition charge of $2 million was recorded for the adoption of SFAS 133, which established new accounting rules for derivatives. For more information, see Note 2 to the consolidated financial statements.

Related Party Transactions
The company's related parties are primarily unconsolidated equity affiliates. The company did not engage in any material transactions involving related parties that included terms or other aspects that differ from those which would be negotiated with independent parties.

Costs Relating to the Protection of the Environment
Praxair's principal operations relate to the production and distribution of atmospheric and other industrial gases, which historically have not had a significant impact on the environment. However, worldwide costs relating to environmental protection may continue to grow due to increasingly stringent laws and regulations, and Praxair's ongoing commitment to rigorous internal standards. Environmental protection costs in 2002 included approximately $6 million of capital expenditures and $14 million of expenses, including $1 million for remediation projects. Praxair anticipates that future environmental protection expenditures will be approximately $2 to $3 million higher in 2003 due to the construction of new hydrogen plants, but will return to 2002 levels, thereafter. Based on historical results and current estimates, management does not believe that environmental expenditures will have a material adverse effect on the consolidated financial position or on the consolidated results of operations or cash flows in any given year.

                      MANAGEMENT'S DISCUSSION AND ANAYLSIS

SEGMENT DISCUSSION

The following summary of sales and operating profit by segment provides a basis for the discussion that follows:

(Millions of dollars)

Year Ended December 31,                 2002            2001              2000
-------------------------------------------------------------------------------
SALES:
North America                         $3,351            $3,434            $3,294
South America                            632               674               727
Europe                                   589               537               542
Asia                                     324               255               220
Surface Technologies                     394               410               414
Eliminations                            (162)             (152)             (154)
--------------------------------------------------------------------------------
  Total                               $5,128            $5,158            $5,043
--------------------------------------------------------------------------------

SEGMENT OPERATING PROFIT:(a,b)
North America                        $   557           $   545           $   524
South America                            134               129               161
Europe                                   139               119               128
Asia                                      51                38                23
Surface Technologies                      35                39                34
All Other                                  7                --                (4)
--------------------------------------------------------------------------------
  Total                              $   923           $   870           $   866
--------------------------------------------------------------------------------

(a) Praxair recorded pre-tax charges totaling $70 million in the third quarter of 2001 and $159 million in the fourth quarter of 2000, which are not included in Praxair's management reporting definition of operating profit (see Note 3 to the consolidated financial statements). Following is a reconciliation of segment operating profit to reported operating profit for the years ended December 31:




(Millions of dollars)                              2001              2000
--------------------------------------------------------------------------------
Segment operating profit                         $  870            $  866
Less special charges:
North America                                       (26)              (60)
South America                                       (30)               (8)
Europe                                               (3)               (9)
Asia                                                 --                (8)
Surface Technologies                                 (4)              (19)
All Other                                            (7)              (55)
--------------------------------------------------------------------------------
Consolidated operating profit                    $  800            $  707
--------------------------------------------------------------------------------

(b) Effective in 2002, Praxair adopted SFAS 142, which eliminated the amortization of goodwill prospectively. Goodwill amortization included in the years ended December 31, 2001 and 2000 was as follows:

(Millions of dollars)                              2001              2000
--------------------------------------------------------------------------------
North America                                    $   20             $  16
South America                                         9                 9
Europe                                                4                 3
Asia                                                  3                 3
Surface Technologies                                  2                 2
--------------------------------------------------------------------------------
Total                                            $   38             $  33
--------------------------------------------------------------------------------


North America
The North America operating segment includes Praxair's industrial and packaged gases operations in the U.S., Canada and Mexico. Praxair's U.S. and Canadian packaged gases operations within the North American industrial gases business are collectively referred to as Praxair Distribution. North America also includes several product lines servicing the electronics and healthcare industries.

Sales for 2002 decreased $83 million, or 2%, versus 2001. The effect of lower natural gas costs reduced sales $58 million to hydrogen customers, as contractually obligated, with no impact on operating profit. Overall, realized price increases offset currency devaluations in Mexico and Canada. Acquisitions in North American healthcare and packaged gases increased sales by $64 million while lower sales volumes reduced sales by $98 million primarily in the packaged gases business as the company focused on tactics to gain share in industrial gases versus lower margin hardgoods. Sales volumes improved in Mexico and healthcare as growth initiatives continued to be implemented. Electronics sales decreased as the slump in worldwide semiconductor markets continued.

Operating profit increased $12 million, or 2%, versus 2001. The elimination of goodwill amortization in 2002 resulted in an improvement of $20 million. Excluding this impact, operating profit decreased 1%. Realized price increases and cost reductions related to productivity initiatives and the restructuring in 2001 offset inflationary pressures on North American cost structures. The impact of lower sales volumes on operating profit was partially mitigated by the effect of North American healthcare organic growth and acquisitions, and good operating margin enhancement programs in Mexico.

Sales for 2001 increased $140 million, or 4%, versus 2000. The increase was due to price increases and acquisitions in the electronics and healthcare markets; partially offset by lower volumes. The price increases, in part, reflect higher natural gas costs for the year ended December 31, 2001, which pass through to on-site hydrogen customers. These price increases were partially offset by decreases in volumes for the U.S. and Canadian industrial gas businesses and unfavorable currency translation impacts in Canada.

                      MANAGEMENT'S DISCUSSION AND ANAYLSIS


Operating profit increased $21 million, or 4%, versus 2000 primarily due to price increases, cost reductions and acquisitions; partially offset by a decrease in sales volumes and cost inflation. The economic slowdown in North America is primarily responsible for the volume decrease in the industrial gas businesses of the United States and Canada, but volumes in Mexico increased for the year.

South America
Praxair's South American industrial gases operations are conducted by its subsidiary, White Martins Gases Industriais Ltda. (White Martins), which is the largest industrial gases company in Brazil. White Martins has operations throughout South America, including Argentina, Bolivia, Chile, Colombia, Paraguay, Peru, Uruguay and Venezuela.

There are significant uncertainties surrounding the economic and political stability in both Argentina and Venezuela resulting in lower economic activity in these countries and significant currency movements versus the U.S. dollar. In Brazil, concerns related to economic policies and deficit spending, and their impact on debt repayment, have impacted currency markets. Currency devaluations in 2002 adversely affected operating profit by 20%, but the benefits from net income hedges mostly offset this impact. During 2002, the devaluations of the Brazilian Real, Venezuelan Bolivar and the Argentine Peso versus the U.S. dollar resulted in a charge of approximately $375 million to accumulated other comprehensive income in shareholders' equity.

To help understand the reported results, the following is a summary of the exchange rates used to translate the financial statements in Brazil, Argentina and Venezuela (rates of exchange expressed in units of local currency per U.S. dollar):

                                      Income Statement                              Balance Sheet
                          -----------------------------------------             ----------------------
Currency                   2002             2001              2000              2002             2001
-------------------------------------------------------------------             ----------------------
Brazilian Real              2.92             2.36              1.98              3.53             2.32
Argentine Peso              3.16             1.00              1.00              3.37             1.70
Venezuelan Bolivar         1,162              747               680             1,401              758

Future currency movements versus the U.S. Dollar, if any, will continue to impact reported results. In 2002, Brazil represented approximately 77% of South America's sales, Venezuela represented approximately 5% and Argentina represented approximately 4%. The functional currency used for translation to the U.S. dollar for Argentina and Brazil are the Peso and Real, respectively. The company uses the U.S. dollar in Venezuela as its functional currency as it is a highly inflationary economy in accordance with SFAS 52. Praxair will continue to monitor developments in these countries and, if the cumulative inflation rate in Argentina or Brazil exceeds 100% for a consecutive three-year period, we will change the functional currency to the U.S. dollar.

Sales for 2002 decreased $42 million, or 6%, versus 2001. In 2002, the effects of currency devaluations were substantial and adversely impacted reported sales by $149 million, or 22%. Strong pricing initiatives were implemented resulting in a realized price increase of 12%. Sales volumes continued to grow steadily as new, less capital-intensive, opportunities were pursued in metal fabrication, pipeline management, site-gas management and recycling market places.

Operating profit for 2002 increased $5 million, or 4%, versus 2001. The elimination of goodwill amortization in 2002 resulted in an improvement of $9 million, or 7%. Excluding this impact, operating profit decreased 3%. The net impact of currency devaluations decreased operating profit by 5%, versus 2001, inclusive of net income hedges. Partially offsetting this decrease was favorable sales volume growth and cost reduction initiatives which outpaced inflationary impacts on cost structures. The effects of the general strike in Venezuela had a small adverse impact in 2002.

                      MANAGEMENT'S DISCUSSION AND ANAYLSIS



Sales for 2001 decreased $53 million, or 7%, versus 2000. The decrease is primarily due to negative impacts from currency translation ($126 million); volume reductions; and a business divestiture in the third quarter 2000 which were only partially offset by price increases, new customer service offerings (customer integration), and a non-recurring Colombian sales adjustment in 2000.

Operating profit for 2001 decreased $32 million, or 20%, versus 2000. This decline is primarily due to the negative impact of currency effects ($39 million), including net income hedges, partially offset by pricing increases, productivity improvements and customer integration initiatives.

Europe
Praxair's European industrial gases business is primarily in Italy and Spain with additional operations in Benelux, Germany, France, Israel and Poland. On January 31, 2003 Praxair completed the sale of its Polish business to the BOC Group for approximately $50 million. Praxair Polska had $26 million in sales for 2002.

Sales increased $52 million, or 10%, versus 2001. Fueled by infrastructure investments in Spain and market share gains in the food and beverage and welding markets, volumes increased strongly in Europe by 5%. Favorable currency movements impacted sales growth by an additional 4%.

Operating profit increased $20 million, or 17%, versus 2001. Currency favorably increased operating profit by 7%. Productivity programs offset inflationary pressures on the underlying cost structure. The favorable sales volume impact resulted in an improvement of 8% on operating profit. The elimination of goodwill amortization in 2002 had a favorable impact of 3% on 2002 results.

Sales for 2001 decreased $5 million, or 1%, versus 2000, due primarily to unfavorable currency translation effects of 3%, partially offset by volume growth, acquisitions and price increases. These sales increases reflect strong results in Spain and Italy.

Operating profit for 2001 decreased $9 million, or 7%, versus 2000, reflecting unfavorable currency effects of 12%. The remaining 5% improvement was due to the impact of acquisitions and productivity improvement initiatives, partly offset by cost inflation.

Asia
The Asia segment includes Praxair's industrial gases operations primarily in China, India, Korea and Thailand, with smaller operations in Japan, Malaysia and Taiwan. Operations in China are also conducted through non-consolidated joint venture companies accounted for as equity investments.

Sales for 2002 increased $69 million, or 27%, versus 2001. During the 2001 third quarter, and the first quarter of 2002, Praxair increased its ownership and began consolidating joint venture companies in India and China, respectively, increasing 2002 sales by $51 million or 20%. The remaining sales increase is due to strong volume growth and price increases.

Operating profit for 2002 increased $13 million, or 34%, versus 2001. The consolidation of the India and China joint venture companies increased operating profit by $12 million or 32%. The remaining increase was a result of sales volume growth, productivity initiatives and the elimination of goodwill amortization; partially offset by cost inflation.

Sales for 2001 increased $35 million, or 16%, versus 2000. Effective in the 2001 third quarter, Praxair increased its ownership in a joint venture company in India from 50% to 74% and began consolidating the company. This increased 2001 sales by $28 million, or 13%. The remaining increase was due primarily to strong volume growth partially offset by adverse currency impacts.

Operating profit for 2001 increased $15 million, or 65%, compared to 2000. The consolidation of the India joint venture company increased operating profit by $8 million, while volume growth contributed $7 million.

                      MANAGEMENT'S DISCUSSION AND ANAYLSIS


Surface Technologies
Praxair's worldwide Surface Technologies business includes operations primarily in the U.S. and Europe, with smaller operations in Asia and Brazil.

Sales for 2002 decreased $16 million, or 4%, versus 2001 due primarily to lower sales volumes. The lower volumes reflect weakness in the global coatings and aviation services businesses.

Operating profit decreased $4 million, or 10%, versus 2001. A 5% improvement in operating profit from the discontinuation of goodwill amortization in 2002 was more than offset by volume declines.

Sales for 2001 decreased $4 million, or 1%, versus 2000 due to lower volumes and unfavorable currency effects, which were partially offset by price increases. The lower volumes reflected weakness in the aviation services business which was partially offset by an improvement in the global coatings business.

Operating profit for 2001 increased $5 million, or 15%, due primarily to the $5 million charge for severance and other exit costs, which occurred in 2000. The contribution from productivity improvement initiatives offset the declining sales volume impact on operating profit.

All Other
The 2002 operating income of $7 million represents a net gain related to the settlement of litigation with Airgas, Inc. The 2000 operating loss of $4 million is primarily the operating loss of MetFabCity, Inc., an e-business investment that was terminated in the fourth quarter of 2000, partially offset by a gain from the sale of assets.


LIQUIDITY, CAPITAL RESOURCES AND
FINANCIAL DATA

(Millions of dollars)

Year Ended December 31,                                2002               2001             2000
--------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES:
Net income plus depreciation and
  amortization, accounting change and
  special charges                                    $1,031            $   987          $    992
Working capital                                         (27)                55               (40)
Other - net                                              (3)               (22)              (53)
--------------------------------------------------------------------------------------------------

Total provided by operating activities               $1,001            $ 1,020          $    899
--------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Capital expenditures                                 $ (498)           $  (595)         $   (704)
Acquisitions                                           (113)              (213)             (290)
Divestitures and asset sales                             24                 45               106
--------------------------------------------------------------------------------------------------

Total used for investing                             $ (587)           $  (763)         $  (888)
--------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
Debt increases (reductions)                          $ (245)           $  (189)         $    127
Minority transactions and other                          27                (14)              (64)
Issuances (purchases) of stock                          (70)                66               (20)
Cash dividends                                         (123)              (110)              (98)
--------------------------------------------------------------------------------------------------

Total used for financing                             $ (411)           $  (247)         $    (55)
--------------------------------------------------------------------------------------------------

DEBT-TO-CAPITAL RATIO,
AT DECEMBER 31:
  Debt                                               $2,748             $2,989            $3,141
  Capital(a)                                         $5,252             $5,627            $5,656
  Debt-to-capital ratio                                52.3%              53.1%             55.5%
  ------------------------------------------------------------------------------------------------

(a) Includes debt, minority interests, preferred stock and shareholders' equity.

Cash Flow from Operations
Cash flow from operations decreased $19 million to $1,001 million in 2002 from $1,020 million in 2001. This marginal decrease is related primarily to working capital, which reflects continued improvement in receivable and inventory management, more than offset by reductions in accounts payable.

Cash flow from operations increased $121 million to $1,020 million in 2001 from $899 million in 2000. This increase is due to substantial improvements in working capital in 2001, principally from reductions in accounts receivable, inventory, and accounts payable, including the tax benefits from exercised stock options.

                      MANAGEMENT'S DISCUSSION AND ANAYLSIS


Investing
Cash flow used for investing in 2002 totaled $587 million, a decrease of $176 million from 2001. This decrease was due to lower capital expenditures in most business units and decreased healthcare acquisitions versus 2001. Cash flow used for investing in 2001 totaled $763 million, a decrease of $125 million from 2000. This decrease was due to lower capital expenditures and acquisitions, partially offset by lower divestitures and asset sales versus 2000.

Capital expenditures for 2002, 2001 and 2000 totaled $498 million, $595 million and $704 million, respectively. The reduction of capital expenditures is in response to the economic slowdown in several markets, and increased financial rigor in Praxair's capital appropriation process.

Acquisition expenditures for 2002 totaled $113 million, a decrease of $100 million from 2001. The decrease is due to the smaller number of and amounts paid for acquisitions related to the North American healthcare and electronics businesses. Acquisition expenditures for 2001 totaled $213 million, a decrease of $77 million from 2000. The decrease is due primarily to the absence of the 2000 buyout of minority interests in Praxair's South American subsidiary, partially offset by targeted healthcare and technology acquisitions in 2001.

Divestitures and asset sales in 2002 totaled $24 million, a decrease of $21 million from 2001. The decrease is due largely to the absence of $17 million of sale proceeds in 2001 for the sale of an investment in Asia. Divestitures and asset sales in 2001 totaled $45 million, a decrease of $61 million from 2000. The 2001 decrease in asset sales is due to the absence of the 2000 disposal of the precipitated calcium carbonate business in South America.

On a worldwide basis, capital expenditures for the full year 2003 are expected to be around $600 million, of which $234 million has been approved and committed. Acquisition expenditures will depend on the availability of opportunities at attractive prices. Also, on January 31, 2003, Praxair completed the sale of its Polish business to the BOC Group for approximately $50 million.

Financing
Praxair's financing strategy is to secure sufficient funds to support its operations in the U.S. and around the world using a combination of local borrowing and intercompany funding to minimize the total cost of funds and to manage and centralize currency exchange exposures. Praxair manages its exposure to interest rate changes through the use of financial derivatives (see Note 15 to the consolidated financial statements and the section herein titled "Market Risks and Sensitivity Analyses").

At December 31, 2002, the company's total debt outstanding was $2,748 million, a decrease of $241 million from 2001. The December 31, 2002 debt balance is comprised of $2,333 million in public notes, $86 million in commercial paper, and the remaining $329 million represents primarily bank borrowings from around the world. As of December 31, 2002, there were no borrowings under Praxair's $1.5 billion U.S. bank credit facilities and Praxair's investment grade credit rating for long-term debt was maintained at A3 by Moody's and BBB+ by Standard & Poor's. Commercial paper was rated P2 by Moody's and A2 by Standard & Poor's.

During 2002, Praxair issued $500 million 6.375% notes maturing April 1, 2012 and $250 million of 4.75% notes maturing July 15, 2007 and used these proceeds to repay outstanding commercial paper. In July 2002, Praxair redeemed the 8.7% debentures due 2022 for $313 million resulting in a $15 million charge to interest expense for the year ended December 31, 2002. Minority transactions and other in the financing section in the consolidated statement of cash flows for 2002 includes $47 million related to the early termination of an interest rate swap reduced by a $20 million payment for the retirement of preferred stock. Also in 2001, the company repaid subsidiary preferred stock totaling $10 million.

                      MANAGEMENT'S DISCUSSION AND ANAYLSIS

In July 2002, Praxair renewed the $500 million, 364-day revolving credit agreement, which was maturing. At December 31, 2002 and 2001, $711 million and $716 million, respectively, of short-term borrowings have been classified as long-term debt under the terms of the existing credit agreements, and based upon Praxair's ability and intent to roll over the short-term borrowings on a long-term basis (see Note 14 to the consolidated financial statements).

During 2002, proceeds from stock option exercises were high due to the expiration of options granted in 1992 when Praxair became a public company. Praxair increased treasury stock purchases to partially offset the dilution effects of the stock option exercises. In 2002, cash dividends were increased to $0.76 per share from $0.68 per share for 2001.

Our debt-to-capital ratio decreased to 52.3% at December 31, 2002 from 53.1% at December 31, 2001. This decrease is due to the reduction in debt outstanding and is partially offset by a decrease in the shareholders' equity component of capital (see the "Five-Year Financial Summary" on page 62 for a definition of debt-to-capital).

During the first half of 2003, our 6.625% $75 million, 6.75% $300 million and 6.15% $250 million notes mature. It is our intention to refinance these notes in the public market. We will also continue to review our commercial paper and bank borrowing levels that provide funding at alternative short-term rates.

As noted in Note 5 to the consolidated financial statements, two operating leases related to liquid storage and distribution equipment terminate in September 2003 and March 2004, respectively. Management is currently evaluating whether to exercise the purchase option or to sell the related equipment at the termination of each lease. In the event a purchase option is exercised, the company currently plans to finance the purchase through sources of long-term borrowing that are expected to be available. If the company elects to sell the equipment, cash requirements will be limited to the guarantee payment, if any, which is not expected to be significant.

Off-Balance Sheet Arrangements and Contractual Obligations
The following table sets forth Praxair's material contractual obligations and other commercial commitments as of December 31, 2002 (see Notes 5, 14 and 20). In addition, see Note 9 to the consolidated financial statements for a summary of long-term liabilities which consist primarily of pension and other post-retirement benefit costs (OPEB). Also, see the "Pension Benefits" section that follows for a discussion of funding obligations.

(Millions of dollars)
                            Contractual Obligations                   Other Commercial Commitments
             ------------------------------------------------         ----------------------------
Due or          Debt and  Obligations
expiring by  Capitalized        under  Unconditional                           Standby
December           Lease    Operating       Purchase           Construction Letters of
31,           Maturities       Leases    Obligations   Total    Commitments     Credit  Guarantees Total
--------------------------------------------------------------------------------------------------------
2003              $ 949          $ 82          $ 73    $1,104         $187        $36        $148   $371
2004                 32            68           39        139           46         --          68    114
2005                171            56           31        258            1         --           1      2
2006                276            46           28        350           --         13         --      13
2007                511            24           25        560           --         --         --      --
Thereafter          809           102          146      1,057           --         --         --      --
                 ---------------------------------------------------------------------------------------
                 $2,748          $378         $342     $3,468         $234        $49        $217   $500
                 ---------------------------------------------------------------------------------------

                      MANAGEMENT'S DISCUSSION AND ANAYLSIS

Note 14 to the consolidated financial statements provides additional details related to the company's debt obligations, including capitalized lease obligations.

Off-balance-sheet obligations at December 31, 2002 are primarily in the form of operating lease obligations totaling $378 million (see Note 5 to the consolidated financial statements). Two sale and leaseback transactions totaling $230 million were completed in 1998 and 1999 that include a combined $196 million residual value guarantee. Other major lease obligations include a production facility along the U.S. Gulf coast and the corporate headquarters in Danbury, Connecticut. The present value of all operating lease obligations is approximately $347 million. No lease obligations have termination or default provisions based on our stock price or credit ratings.

Praxair enters into various take-or-pay arrangements primarily for the supply of feedstock used to produce carbon dioxide and power used to produce atmospheric gases and hydrogen. Much of these risks are passed on to customers through similar take-or-pay contractual arrangements. Remaining purchase obligations require Praxair to satisfy its customer obligations and do not represent a significant risk. In addition, Praxair enters into contracts to purchase products and services which do not have minimum purchase provisions.

The company spends in the range of $500 to $700 million annually in new capital expenditures. A significant portion of these expenditures are related to the construction of new production facilities to satisfy customer commitments which may take a year or more to complete. Therefore, at any point in time, the company has outstanding commitments with suppliers to complete authorized construction projects. At December 31, 2002, such commitments totaled $234 million.

Praxair is contingently liable on standby letters of credit totaling $49 million that include approximately $34 million related to insurance programs.

Guarantees primarily include $196 million of residual value guarantees on operating leases as described above. Certain of Praxair's unconsolidated affiliates have debt on their balance sheets totaling approximately $110 million, all non-recourse to Praxair except for approximately $10 million. Praxair has no financing arrangements with closely-held related parties.

See Note 20 to the consolidated financial statements for more information concerning commitments and contingencies.

Pension Benefits
The company completed its year-end pension plan calculations in early January 2003 based on December 31, 2002 interest rates and asset values. As a result, an additional non-cash minimum pension liability of $147 million ($95 million after-tax) was recorded at December 31, 2002 with an offsetting charge to accumulated other comprehensive income within shareholders' equity. Pension contributions were $7 million in 2002 and estimates of required 2003 contributions are in the range of $20 million, of which $16 million was paid in February 2003. For 2003, Praxair will reduce its expected return on plan assets in the U.S. to 8.5% from 9.25% in 2002. This reduction, along with other impacts, is expected to increase 2003 consolidated pension expense to approximately $25 million to $30 million versus $15 million in 2002.

RAW MATERIALS AND ENERGY COSTS

Energy is the single largest cost item in the production and distribution of industrial gases. Most of Praxair's energy requirements are in the form of electricity. Other important elements are natural gas, waste hydrogen (for hydrogen) and diesel fuel (for distribution). A shortage or interruption of energy, or increase in energy costs that cannot be passed through to customers, are risks to Praxair's business and financial performance. Because many of Praxair's contracts with customers are long term, with pass-through provisions, Praxair has not historically experienced significant difficulties related to recovery of higher energy costs. The supply of energy also has not been a significant issue. However, during 2000 and 2001, there was unprecedented volatility in the cost and supply of electricity and natural gas prices in the United States, particularly California, and energy supply curtailments in Brazil. Praxair has been able to substantially mitigate the financial impact of such costs by passing them on to customers. In anticipation of continued

                      MANAGEMENT'S DISCUSSION AND ANAYLSIS

 volatility,
the company has taken aggressive pricing actions, is strengthening its energy management program for purchased power, including the use of derivative instruments to reduce risk associated with purchases of natural gas and electricity (see Notes 1 and 15 to the consolidated financial statements), and is implementing new customer contract terms and conditions. However, the potential outcome of energy situations is unpredictable and may pose unforeseen future risks.

For carbon dioxide, carbon monoxide, helium, hydrogen, specialty gases and surface technologies, raw materials are largely purchased from outside sources. Praxair has contracts or commitments for, or readily available sources of, most of these raw materials; however, their long-term availability and prices are subject to market conditions.


CUSTOMER MARKETS

Praxair's industrial gases are used by a diverse group of customers in a variety of industries including manufacturing, metals, chemicals, food & beverage, electronics, healthcare, energy, aerospace and numerous other markets. By using the gases Praxair produces and the proprietary processes that it invents, customers benefit through improved product quality, increased productivity, lower operating costs, conservation of energy and the attainment of environmental improvement objectives. Praxair has a large number of customers and no single customer accounts for a significant portion of Praxair's annual sales. Aircraft engines are Surface Technologies' primary market, but it also serves the printing, textile, chemical and primary metals markets and airline component overhaul services.


CRITICAL ACCOUNTING POLICIES

The policies discussed below are considered by management to be critical to understanding Praxair's financial statements and accompanying notes prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Their application places significant importance on management's judgment as a result of the need to make estimates of matters that are inherently uncertain. Praxair's financial position, results of operations and cash flows could be materially affected if actual results differ from estimates made. These policies are determined by management and have been reviewed by Praxair's Audit Committee.

Depreciable Lives of Property, Plant and Equipment
Praxair's net property, plant and equipment at December 31, 2002 was $4,666 million, representing 63% of the company's consolidated total assets. Depreciation expense for the year ended December 31, 2002 was $473 million, or 11% of total operating costs. Management judgement is required in the determination of the estimated depreciable lives that are used to calculate the annual depreciation expense and accumulated depreciation.

Property, plant and equipment are recorded at cost and depreciated over the assets' estimated useful lives on a straight-line basis for financial reporting purposes. The estimated useful life represents the projected period of time that the asset will be productively employed by the company and is determined by management based on many factors, including historical experience with similar assets, technological life cycles, geographic locations and contractual supply relationships with on-site customers. Circumstances and events relating to these assets, such as on-site contract modifications, are monitored to ensure that changes in asset lives or impairments (see "Asset Impairments" below) are identified and prospective depreciation expense or impairment expense is adjusted accordingly. Praxair's largest asset values relate to cryogenic air separation production plants with average depreciable lives of 15 years.

Based upon the assets as of December 31, 2002, if depreciable lives of machinery and equipment, on average, were increased or decreased by one year, annual depreciation expense would be decreased by approximately $26 million or increased by approximately $31 million, respectively.

Pension Benefits
Pension benefits represent financial obligations that will be ultimately settled in the future with employees who meet eligibility requirements. Because of the uncertainties involved in estimating the timing and amount of future payments, significant estimates are required to calculate pension expense and liabilities related to the company's plans. The company utilizes the services of several independent actuaries, whose models are used to facilitate these calculations.

                      MANAGEMENT'S DISCUSSION AND ANAYLSIS


Several key assumptions are used in actuarial models to calculate pension expense and liability amounts recorded in the financial statements. Management believes the three most significant variables in the models are the expected long-term rate of return on plan assets, the discount rate, and the expected rate of compensation increase. The actuarial models also use assumptions for various other factors including employee turnover, retirement age, and mortality. Praxair management believes the assumptions used in the actuarial calculations are reasonable and are within accepted practices in each of the respective geographic locations in which we operate.

The expected long-term rates of return on pension plan assets were 9.25% for U.S. plans and 2.0% to 10.0% for international plans at December 31, 2002. These rates are determined annually by management based on a weighted average of current and historical market trends, historical portfolio performance and the portfolio mix of investments. A 0.50% change in these expected long-term rates of return, with all other variables held constant, would change Praxair's pension expense by approximately $4 million.

The discount rates for pension plan liabilities were 6.75% for U.S. plans and 4.0% to 9.0% for international plans at December 31, 2002. These rates are used to calculate the present value of plan liabilities and are determined annually by management based on market yields for high-quality fixed income investments on the measurement date. A 0.50% change in these discount rates, with all other variables held constant, would change Praxair's pension expense by approximately $3 million and would impact the projected benefit obligation (PBO) by approximately $76 million.

The expected rates of compensation increase for Praxair's pensions plans were 3.75% for U.S. plans and 2.25% to 5.0% for international plans at December 31, 2002. These estimated annual compensation increases are determined by management every year and are based on historical trends and market indices. A 0.50% change in the expected rate of compensation increase, with all other variables held constant, would change Praxair's pension expense by approximately $3 million and would impact the projected benefit obligation (PBO) by approximately $21 million. A change in this assumption is usually consistent with a change in the discount rate assumption, and the earnings impacts generally offset one another.

Asset Impairment
At December 31, 2002 the company had goodwill of $985 million which represented excess purchase price for acquired businesses over the fair value of the net assets acquired. Management reviews goodwill for impairment annually or when events or circumstances indicate that its value may have declined. In order to evaluate impairment of goodwill, assumptions about the future condition and operations of the business unit to which the goodwill asset relates are made. These assumptions are applied to complex models in which we estimate the fair value of the business unit utilizing projected future cash flows, multiples of earnings and sales and other factors. Using these models, management determines whether an impairment charge is required to reduce goodwill to its estimated fair value.

This evaluation process is complex and involves subjective assumptions about future events and discount factors to be applied to projected cash flows. Estimated values can be affected by many factors beyond the company's control such as business and economic trends, government regulation, and technological changes. Management believes that the assumptions made to evaluate goodwill impairment are appropriate and reasonable. However, changes in circumstances or conditions affecting these assumptions could result in impairment charges in future periods that may be material. At January 1, 2002, the company adopted SFAS 142 and employing the methodologies noted, determined that goodwill for six reporting units was impaired, which resulted in a pre-tax impairment charge of $146 million. At December 31, 2002, the remaining goodwill has been assigned to 8 reporting units in amounts ranging from $1 million to $719 million.

                      MANAGEMENT'S DISCUSSION AND ANAYLSIS

The impairment evaluation process for property, plant and equipment also uses projected future cash flows (undiscounted). This test is performed when circumstances and events indicate that the carrying amount of an individual asset or grouping of assets may not be recoverable. Should undiscounted cash flows be less than the carrying amount of the assets, an impairment charge reducing the carrying amount to fair value is required. Fair value is determined based on the most appropriate valuation technique, including discounted cash flows.

Income Taxes
At December 31, 2002 Praxair had deferred tax assets of $497 million (net of valuation allowances of $124 million), and deferred tax liabilities of $901 million. Income tax expense was $158 million for the year ended December 31, 2002.

In the preparation of consolidated financial statements, Praxair estimates income taxes based on diverse and complex regulations that exist in various jurisdictions where we conduct business. Deferred income tax assets and liabilities represent tax benefits or obligations that arise from temporary timing differences due to differing treatment of certain items for accounting and income tax purposes. Praxair evaluates deferred tax assets each period to ensure that estimated future taxable income will be sufficient in character (e.g. capital gain versus ordinary income treatment), amount and timing to result in their recovery. To the extent we estimate recovery is not likely, we establish a valuation allowance to reduce the assets to their realizable value. Considerable judgements are required in establishing deferred tax valuation allowances and in assessing possible exposures related to tax matters. Our tax returns are subject to audit and local taxing authorities could challenge our tax positions. The company's practice is to review tax-filing positions by jurisdiction and to record provisions for probable tax assessments, including interest and penalties, if applicable. Praxair believes it records and/or discloses such potential tax liabilities as appropriate and has reasonably estimated its income tax liabilities and recoverable tax assets.


NEW ACCOUNTING STANDARDS

See Notes 1 and 2 to the consolidated financial statements for information concerning new accounting standards and for information regarding accounting changes, respectively.


MARKET RISKS AND SENSITIVITY ANALYSES

Like other global companies, Praxair is exposed to market risks relating to fluctuations in interest rates and currency exchange rates. The objective of financial risk management at Praxair is to minimize the negative impact of interest rate and foreign exchange rate fluctuations on the company's earnings, cash flows and equity.

To manage these risks, Praxair uses various derivative financial instruments, including interest rate swaps, currency swaps, forward contracts and commodity contracts. Praxair only uses commonly traded and non-leveraged instruments. These contracts are entered into primarily with major banking institutions thereby minimizing the risk of credit loss. Also, refer to Notes 2 and 15 to the consolidated financial statements for a more complete description of Praxair's accounting policies and use of such instruments.

The following discussion presents the sensitivity of the market value, earnings and cash flows of Praxair's financial instruments to hypothetical changes in interest and exchange rates assuming these changes occurred at December 31, 2002. The range of changes chosen for these discussions reflect Praxair's view of changes which are reasonably possible over a one-year period. Market values are the present values of projected future cash flows based on interest rate and exchange rate assumptions. These forward-looking disclosures are selective in nature and only address the potential impacts from financial instruments. They do not include other potential effects, which could impact Praxair's business as a result of changes in interest and exchange rates.

                      MANAGEMENT'S DISCUSSION AND ANAYLSIS

Interest Rate and Debt Sensitivity Analysis
At December 31, 2002, Praxair has debt totaling $2,748 million ($2,989 million at December 31, 2001) and an interest rate swap with a notional value of $100 million maturing in the first quarter of 2003($850 million in 2001). Interest rate swaps are entered into as hedges of underlying financial instruments to effectively change the characteristics of the interest rate without actually changing the underlying financial instrument. At December 31, 2002, an interest rate swap agreement converted outstanding floating rate operating lease payments to fixed rate payments for the period of the swap agreement. At December 31, 2001, interest rate swap agreements converted outstanding floating rate debt and lease payments to fixed rate payments for the period of the swap agreement. For fixed rate instruments, interest rate changes affect the fair market value but do not impact earnings or cash flows. Conversely, for floating rate instruments, interest rate changes generally do not affect the fair market value but impact future earnings and cash flows, assuming other factors are held constant.

At December 31, 2002, Praxair has fixed rate debt of $2,447 million and floating rate debt of $301 million, representing 89% and 11%, respectively, of total debt. At December 31, 2001, after adjusting for the effect of interest rate swap agreements, Praxair had fixed rate debt of $2,615 million and floating rate debt of $374 million, representing 87% and 13%, respectively, of total debt. Holding other variables constant (such as foreign exchange rates, swaps and debt levels), a one percentage point decrease in interest rates would increase the unrealized fair market value of the fixed rate debt by approximately $94 million ($85 million in 2001). At December 31, 2002 and 2001, the after-tax earnings and cash flows impact for next year resulting from a one percentage point increase in interest rates would be approximately $2 million, holding other variables constant.

Exchange Rate Sensitivity Analysis
Praxair's exchange rate exposures result primarily from its investments and ongoing operations in South America (primarily Brazil, Argentina and Venezuela), Europe (primarily Spain and Italy), Canada, Mexico, Asia (primarily China, India, Korea and Thailand) and other business transactions such as the procurement of equipment from foreign sources. Among other techniques, Praxair utilizes foreign exchange forward contracts to hedge these exposures. At December 31, 2002 Praxair has $433 million notional amount ($271 million at December 31, 2001) of foreign exchange contracts of which $223 million ($161 million in 2001) are to hedge recorded balance sheet exposures or firm commitments, $210 million ($97 million in 2001) are to hedge anticipated future net income and no hedges for net investments in foreign subsidiaries ($13 million at December 31, 2001). At December 31, 2002 Praxair's net income hedges relate to anticipated 2003 net income for the full year in China, Peru, Colombia, India, Thailand and Korea; for nine months in Brazil, and; for six months in Europe.

Holding other variables constant, if there were a 10% adverse change in foreign currency exchange rates for the portfolio, the fair market value of foreign currency contracts outstanding at December 31, 2002 would decrease by approximately $28 million ($30 million at December 31, 2001). Of this decrease, about $14 million ($11 million at December 31, 2001) would impact earnings, none would impact the cumulative translation adjustment component of accumulated other comprehensive income ($1 million at December 31, 2001) and the remainder would be offset by an equal but offsetting (gain) loss on the underlying exposure being hedged.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations - Praxair, Inc. (Praxair or company) was founded in 1907 and became an independent publicly traded company in 1992. Praxair is one of the largest industrial gases companies worldwide, the largest in North and South America and the world's largest supplier of carbon dioxide. Praxair produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings to a diverse group of industries including aerospace, chemicals, electronics, energy, food and beverage, healthcare, manufacturing and metals.

Principles of Consolidation - The consolidated financial statements include the accounts of all significant subsidiaries where control exists. Equity investments generally consist of 20-50% owned operations where the company exercises significant influence. Operations less than 20% owned, where the company does not exercise significant influence, are generally carried at cost. Pre-tax income from equity investments, which are partnerships or limited liability corporations (LLC), is included in other income (expenses) - net with related taxes included in income taxes. Partnership and LLC net assets are reported as equity investments in the balance sheet. Praxair does not allocate corporate costs to its equity investments. Significant intercompany transactions are eliminated and any significant related party transactions have been disclosed.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and to disclose contingent assets and liabilities at the date of the financial statements during the reporting period. While actual results could differ, management believes such estimates to be reasonable.

Revenue Recognition - Revenue is recognized when: a firm sales agreement exists; product is shipped or services are provided to customers; and collectibility of the fixed or determinable sales price is reasonably assured. Revenues from long-term construction contracts are recognized using the percentage-of-completion method. Under this method, revenues for sales of major equipment, such as large air separation facilities, are recognized primarily based on cost incurred to date compared with total estimated cost. Changes to total estimated cost and anticipated losses, if any, are recognized in the period deter-mined. For contracts that contain multiple products and/or services, amounts assigned to each component are based on its objectively determined fair value, such as the sales price for the component when it is sold separately or competitor prices for similar components. Sales returns and allowances are not a normal practice in the industry and are de minimis.

Amounts billed for shipping and handling fees are recorded as sales, generally on FOB destination terms, and costs incurred for shipping and handling are recorded as cost of sales.

Cash Equivalents - Cash equivalents are considered to be highly liquid securities with original maturities of three months or less.

Inventories - Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for certain U.S. operations and the average cost method for most other operations.

Property, Plant and Equipment - Net - Property, plant and equipment are carried at cost, net of accumulated depreciation. The company capitalizes interest as part of the cost of constructing major facilities (see Note 6). Depreciation is calculated on the straight-line method based on the estimated useful lives of the assets, which range from 3 to 40 years. Praxair uses accelerated depreciation methods for tax purposes where appropriate.

The company performs a test for impairment whenever circumstances and events indicate that the carrying amount of an individual asset or grouping of assets may not be recoverable. Should projected undiscounted cash flows be less than the carrying amount of the asset, an impairment charge reducing the carrying amount to fair value is required. Fair value is determined based on the most appropriate valuation technique including discounted cash flows.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency Translation - For international subsidiaries where the local currency is the functional currency, translation gains and losses are reported as part of the accumulated other comprehensive income (loss) component of shareholders' equity as a cumulative translation adjustment (see Note 9). For international subsidiaries operating in hyperinflationary economies, the U.S. dollar is the functional currency and translation gains and losses are included in income.

Financial Instruments - Praxair enters into various derivative financial instruments to manage its exposure to fluctuating interest and currency exchange rates, and energy costs. Such instruments primarily include interest rate swap agreements; currency swap, forward contracts; and commodity swap agreements. These instruments are not entered into for trading purposes. Praxair only uses commonly traded and non-leveraged instruments.

Effective January 1, 2001, Praxair adopted Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 137 and 138. SFAS 133 requires all derivatives to be recorded on the balance sheet at fair value. Prior years' financial statements have not been restated for this change. There are two types of derivatives the company enters into: hedges of fair value exposures and hedges of cash flow exposures. Fair value exposures relate to recognized assets or liabilities, and firm commitments; while cash flow exposures relate to the variability of future cash flows associated with recognized assets or liabilities, or forecasted transactions.

When a derivative is executed and hedge accounting is desired, it is designated as either a fair value hedge or a cash flow hedge, and appropriate documentation is prepared. Currently, Praxair designates all interest rate and commodity swap agreements as hedges; however, currency contracts are generally not designated as hedges for accounting purposes. All derivatives are linked to an appropriate underlying exposure. On an on-going basis, the company assesses the hedge effectiveness of all derivatives designated as hedges to determine if they continue to be highly effective in offsetting changes in fair values or cash flows of the underlying hedged items. If it is determined that the hedge is not highly effective, hedge accounting will be discontinued prospectively.

Changes in the fair value of derivatives designated as fair value hedges are recognized in earnings as an offset to the change in the fair values of the exposures being hedged. The changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other comprehensive income (loss) and are recognized in earnings as the underlying hedged transaction occurs. Any ineffectiveness is recognized in earnings immediately. Derivatives that are entered into for risk management purposes and are not designated as hedges, (primarily related to projected net income and currency derivatives other than for firm commitments) are recorded at their fair market values and recognized in current earnings.

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

Praxair uses the following methods and assumptions to estimate the fair value of each class of financial instrument. The fair value of interest rate swaps and currency exchange contracts are estimated based on market prices obtained from independent dealer or market quotes. Such quotes represent the estimated amount the company would receive or pay to terminate the agreements taking into consideration current rates and the credit worthiness of the counterparties (see
Note 15). The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues. Due to their nature, the carrying value of cash, short-term investments and short-term debt, receivables and payables approximates fair value.

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

Currency swap and forward contracts were generally entered into to hedge recorded balance sheet amounts related to international operations, firm commitments that create currency exposures and projected net income. Gains and losses on hedges of assets and liabilities were recorded in other income (expenses) - net as offsets to the gains and losses from the underlying hedged amounts; gains and losses on hedges of net investments were reported on the balance sheet as part of the cumulative translation adjustment component of accumulated other comprehensive income (loss) within shareholders' equity; and gains and losses on hedges of firm commitments were recorded on the balance sheet and included in the basis of the underlying transaction. Forward exchange contracts that cover exposures which did not qualify for hedge accounting (e.g., net income hedges) were recorded in other income (expenses) - net on a fair market value basis.

Goodwill - When a business is acquired, the excess of the purchase price over the fair value of the assets and liabilities acquired is recorded as goodwill (see Note 12). In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS 142, which eliminated the amortization of goodwill effective January 1, 2002. Goodwill is reviewed annually in April and when circumstances or other events indicate that impairment may have occurred. Also, in accordance with SFAS 141, goodwill related to acquisitions after June 30, 2001 has not been amortized.

Prior to SFAS 142, previous accounting standards required goodwill to be amortized over the estimated period of benefit up to 40 years.

Other Intangible Assets - Patents are recorded at historical cost and are amortized over their remaining useful lives. Trademarks and other intangibles are amortized over the estimated period of benefit. Praxair periodically evaluates the recoverability of patents, trademarks and other intangibles by assessing whether the unamortized balance can be recovered over its remaining life through cash flows generated by the related assets. When expected undiscounted cash flows are less than the carrying value of the intangible asset, an impairment loss will be recognized.

Income Taxes - Deferred income taxes are recorded for the temporary differences between the financial statement and tax bases of assets and liabilities using current tax rates. Valuation allowances are established against deferred tax assets whenever circumstances indicate that it is more likely than not that such assets will not be realized in future periods.

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

Post-employment Benefits - Praxair recognizes the estimated cost of future benefits provided to former and inactive employees after employment but before retirement on the accrual basis.

Stock-based Compensation - Praxair accounts for incentive plans and stock options using the provisions of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees." Pro forma information required by SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS 148, requires Praxair to disclose pro forma net income and pro forma earnings per share amounts as if compensation expense was recognized for options granted after 1994. Pro forma net income and the related basic and diluted earnings per share amounts would be as follows:

(Dollar amounts in millions, except per share data)

Year Ended December 31,                               2002             2001             2000
---------------------------------------------------------------------------------------------
NET INCOME:
As reported                                          $ 409             $ 430            $ 363
Less: total stock-based employee
  compensation expense determined under fair
  value based method for
  all awards, net of related tax effects               (25)              (32)             (28)
                                                  -------------------------------------------
Pro forma net income                                 $ 384             $ 398            $ 335
                                                  -------------------------------------------
BASIC EARNINGS PER SHARE:
As reported                                          $2.51             $2.67            $2.28
Pro forma                                            $2.36             $2.46            $2.11
DILUTED EARNINGS PER SHARE:
As reported                                          $2.48             $2.63            $2.25
Pro forma                                            $2.33             $2.43            $2.08

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The weighted average fair value of options granted during 2002 was $21.37($16.15 in 2001 and $15.46 in 2000). These values, which were used as a basis for the pro forma disclosures, were estimated using the Black-Scholes Options-Pricing Model with the following weighted average assumptions used for grants in 2002, 2001, and 2000:

Year Ended December 31,              2002              2001              2000
-------------------------------------------------------------------------------
Dividend yield                        1.2%             1.15%             1.0%
Volatility                           35.8%             35.6%            33.0%
Risk-free interest rate               4.5%              4.7%             6.4%
Expected term - years                 6.0               5.0              5.0


These pro forma disclosures may not be representative of the effects for future years as options vest over several years and additional awards generally are made each year.

Recently Issued Accounting Standards - In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations," to be effective for Praxair on January 1, 2003. SFAS 143 requires that all entities recognize a liability for the fair value of retirement obligations associated with tangible long-lived assets when a legal obligation is associated with an asset's retirement. The adoption of this statement is not expected to have a material impact on the company's financial position or results of operations.

Effective January 1, 2002, Praxair adopted SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 did not materially change the methods used by the company to measure impairment losses on long-lived assets, but may result in more transactions being reported as discontinued operations and assets held for sale in the future.

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." Among other things, the Statement rescinded SFAS 4 which required all gains and losses from extinguishment of debt to be aggregated and, when material, classified as an extraordinary item net of related income tax effect. Praxair adopted this standard for transactions occurring after April 1, 2002 and accordingly, $15 million of costs associated with early extinguishment of debt in the third quarter of 2002 was recorded as interest expense (see Note 14).

In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS 146 was effective for disposal activities initiated after December 31, 2002 and Praxair does not expect a material effect on its financial position or results of operations, except as to the timing of recognition of such costs.

During December 2002, the FASB issued Interpretation (FIN) 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation expands the disclosures to be made by about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of the guarantee, a liability for the fair value of the obligation underlying the guarantee. Praxair is required to disclose its issued guarantees at December 31, 2002 (see Note 20) and, on a prospective basis, is required to record the fair value of certain guarantees that it may issue beginning in 2003. This interpretation is not expected to have a material impact on Praxair's financial position or results of operations.

Also in December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement 123." This standard provides alternative methods of transition for a voluntary change to the fair value based method (expense treatment) of accounting for stock-based employee compensation. It amends the existing disclosure requirements of Statement 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Praxair adopted this statement as it pertains to the new disclosure requirements effective December 31, 2002 (see "Stock-Based Compensation" above and Note 18). Should Praxair elect to utilize the fair value based method for its stock-based compensation in the future, it must adopt the remaining provisions of SFAS 148.

During January 2003 the FASB issued FIN 46, "Consolidation of Variable Interest Entities" which is effective for Praxair in its quarter ending September 30, 2003 for any existing entities and to any variable interest entities created after January 31, 2003. A variable interest entity (VIE) is a corporation, partnership, trust or other legal entity that does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its own activities. This interpretation requires a company to consolidate a VIE when the company has a majority of the risk of loss from the VIE's activities or is entitled to receive a majority of the entity's residual returns or both. We do not expect this interpretation to have a material effect on our financial position or results of operations, but it may impact how future transactions are accounted for.

Reclassifications - Certain prior years' amounts have been reclassified to conform to the current year's presentation.

NOTE 2. ACCOUNTING CHANGES

2002 Goodwill Impairment - Praxair adopted SFAS 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. Under the new rule, companies no longer amortize goodwill or indefinite-lived intangible assets (see Note 12). The rule required the company to perform an initial assessment of whether there is an indication that the carrying value of goodwill is impaired. During the second quarter Praxair completed the initial impairment test and concluded that certain of its goodwill was impaired, resulting in a non-cash after-tax charge of $139 million or $0.85 per share on a diluted basis. The charge includes the $144 million goodwill write-down, a $2 million charge for goodwill held on an equity investment, which was recorded as a write-down of the investment, and is also net of a $7 million tax benefit. The charge was recorded as a cumulative effect of an accounting change, retroactive to January 1, 2002.

The following is a summary of the impairment charge by business segment, net of a $7 million tax benefit:

(Millions of dollars)
Segment                    Reporting Unit                              Charge
-------------------------------------------------------------------------------
South America              Southern Cone, Andean Region                 $ 80
Europe*                    Poland, Israel                                 20
Asia                       India                                          17
Surface Technologies       Aviation Services                              22
-------------------------------------------------------------------------------
                                                                        $139
-------------------------------------------------------------------------------
* Includes $2 million related to a non-consolidated equity investment.


In determining this charge, the process was the following: First, Praxair determined that it had 15 reporting units, which are sub-units of its reporting segments, for which goodwill should be tested for impairment. Second, the fair value of each reporting unit was calculated using a combination of several valuation approaches including discounted cash flows; multiples of sales and earnings before interest, taxes, depreciation, and amortization (EBITDA); and, comparisons of historical transactions where appropriate. The valuation approaches were weighted based on the individual characteristics of the reporting unit. Third, the fair value of each reporting unit was compared to its respective book value. For nine of the reporting units, the calculated fair values exceeded the book values, and no impairment was indicated. For six reporting units, where the fair values were less than the book values, the current fair value of goodwill was calculated. Goodwill is defined as the excess of the cost of an acquired entity over the fair value of all identifiable tangible and intangible assets acquired and liabilities assumed. The current fair value of such assets and liabilities for the six reporting units was calculated and the amount of goodwill that was impaired for each reporting unit was determined.

The goodwill in Poland, and the majority of goodwill in the Southern Cone (primarily Argentina) and the Andean Region (Venezuela, Colombia and Peru) of South America was related to the 1996 acquisition of CBI Industries. Market and economic conditions have resulted in an impairment to the goodwill allocated to these reporting units. Local market and economic conditions have also affected the value of acquisitions made in Israel and India primarily in 1996 through 1998. Goodwill for Surface Technologies Aviation Services business was related to several acquisitions made in 1995 through 1998 in the aviation coatings and repair business. This business has been significantly impacted by the general downturn in the aviation industry, especially due to the events of September 11, 2001.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


In future years, this assessment must be conducted at least annually at the reporting unit level, and any such impairment must be recorded as a charge to operating earnings. The annual impairment test for 2002 was performed and no additional impairments were indicated.

2001 Derivatives - Effective January 1, 2001, Praxair adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and 138. SFAS 133 requires all derivatives to be recorded on the balance sheet at fair value. At January 1, 2001, Praxair recorded a one-time after tax charge as a cumulative effect adjustment for the initial adoption of SFAS 133 totaling $2 million in its consolidated statement of operations, and a deferred loss of $4 million in the accumulated other comprehensive income (loss) component of shareholders' equity in the condensed consolidated balance sheet (see Notes 1, 14 and 15).

NOTE 3. SPECIAL CHARGES

Praxair recorded $70 million in 2001 and $159 million in 2000 of pre-tax special charges including the planned termination of approximately 1,800 employees. The programs underlying the charges did not have any material effect on revenues. As of December 31, 2002, all personnel reductions related to these charges have been completed. Of the original planned terminations identified, approximately 1,600 employees have been terminated. The remaining 200 employees identified were not terminated and the related original severance estimate was adjusted to reflect actual costs incurred. All charges were determined based on formal plans approved by management using the best information available at the time and all differences have been adjusted as determined.

The following is a summary of the charges:

(Millions of dollars)                                2001              2000
----------------------------------------------------------------------------
Severance & related                                  $40              $ 48
Asset write-offs, plant closings
   and other costs - net                              30                111
                                                  --------------------------
                                                     $70               $159
----------------------------------------------------------------------------

The charges were recorded as follows (see Note 4 for amounts by segment):

(Millions of dollars, except per share data)         2001              2000
-----------------------------------------------------------------------------
Cost of goods sold                               $     7             $   47
Selling, general and administrative                    5                 21
Other income (expenses) - net                        (58)               (91)
                                               ------------------------------
Operating profit impact                              (70)              (159)
Income tax benefit impact                             13                 44
Equity income impact                                  --                 (2)
                                               ------------------------------
Net income impact                                $   (57)            $ (117)
                                               ------------------------------
Impact on diluted earnings per share             $ (0.35)            $(0.73)
-----------------------------------------------------------------------------


2001 Restructuring and Other Actions
In the third quarter of 2001, Praxair recorded pre-tax charges totaling $70 million for severance and other costs. Severance and certain other costs were associated with a restructuring program that responded to weaker economic conditions, an expected further slowdown in the aviation industry and new business strategies in South America. The charge also included other actions related to asset sales and write-downs and a benefit plan change made in the third quarter of 2001.

The severance costs, totaling $40 million, were for the elimination of approximately 950 positions in all segments. Other costs totaling $30 million included asset write-offs and plant closings, partially offset by gains on sales of assets and investments totaling $9 million.

The North America actions related primarily to the elimination of 280 positions in the U.S. industrial and packaged gases business, with smaller reductions in Canada and Mexico. The actions also included certain asset write-offs, partially offset by a benefit policy change.

In South America, the implementation of new business strategies eliminated about 130 positions and certain assets were written-down. The Company placed greater emphasis on cash flow generation and focused sales growth on less capital-intensive technology and service initiatives.

Surface Technologies is a leading supplier of high-performance coatings and repair services for aircraft engines and parts. As a result of certain events during 2001, Surface Technologies anticipated a decline in commercial aircraft engine production and servicing, which expected to be only partially offset by an increase in military orders. As a result, Praxair downsized its aviation business by reducing its workforce by about 310 positions and consolidated its service locations.

Corporate actions included the elimination of approximately 140 positions in plant engineering and construction, and corporate staff groups, consolidating and focusing its industrial gases research and development programs, including closing a research location, and certain asset write-offs. Asia actions included the elimination of approximately 50 positions and a gain on the sale of an equity investment. Partially offsetting these costs was a gain on a property sale. The charge also included the termination of about 40 positions in Europe.

The cash requirements of the restructuring charge and other actions are estimated to be approximately $35 million (net of cash received from asset sales) in total of which approximately $28 million has been paid through December 31, 2002, and the remaining severance costs will be paid over the next year.

2000 Repositioning Programs and Special Charges
In the fourth quarter of 2000, Praxair recorded pre-tax charges totaling $159 million comprised of $48 million for severance-related costs, $67 million of write-downs of non-strategic assets, $44 million of other costs; and $2 million of equity income charges. These charges were associated with a repositioning program that realigned Praxair's resources with its target markets. The charge also included costs related to asset write-downs associated with non-strategic activities and related working capital.

The severance costs of $48 million were for the termination of 811 employees in North and South America, Northern Europe, Surface Technologies, Asia, Global Supply Systems, and Corporate. These initiatives involved a number of actions to reorganize Praxair's marketing, business support and administrative functions around the world to better align the organization with its customer base and improve productivity. In North America, the U.S. business consolidated its operations into four geographic regions and took other actions to streamline processes and increase productivity. The South America and Europe charges related to ongoing productivity improvements. Surface Technologies took actions in the U.S., Europe and Asia to close or consolidate various operations and facilities to improve productivity. In Asia and all other, several actions included: (i) consolidation of packaged gases operations and facilities in India; (ii) the shutdown and write-off of investment in MetFabCity and e-business support activities in India; (iii) reduction of Corporate and global supply system staff as a result of continued productivity initiatives. In 2000 MetFabCity losses recorded in consolidated operating profit were $12 million.

Other costs included plant closures, consolidations, or cancellations (primarily in Asia and Global Supply Systems), and product-line termination costs totaling $44 million; and, the write-off of non-strategic assets totaling an additional $67 million. Non-strategic assets included Praxair's investment in MetFabCity and other e-commerce initiatives ($22 million), future lease obligations for space that will no longer be used ($16 million), and various other assets and working capital write-offs or write-downs.

The cash requirements of the repositioning program are estimated to be approximately $67 million in total of which approximately $50 million has been paid through December 31, 2002. The estimated payments required in 2003 are $7 million, and the remaining amounts will be paid through 2006, primarily for long-term lease obligations.

Additionally, in the first quarter of 2000 Praxair initiated a program to reposition the Surface Technologies operations as a result of adverse market conditions in the aerospace original equipment and computer disk drive markets. Praxair recorded a $5 million pre-tax charge to other income (expenses) - net, including approximately $4 million for employee severance costs and $1 million related to other exit costs. The program included the closure of two U.S. facilities and headcount reductions of 150 employees located at these facilities and others. As of December 31, 2000, the program was completed.

The table below summarizes the activity in the accrual for special charges. The remaining accrual at December 31, 2002 is related to the 2001 and 2000 restructuring and repositioning programs and future lease payments from earlier programs (primarily the 1996 charge related to the integration of the Liquid Carbonic business of CBI and Praxair).

                                                              Other             Total
(Millions of dollars)                       Severance         Charges          Accrual
---------------------------------------------------------------------------------------
Balance, December 31, 1999                  $ --               $ 12              $ 12
  Surface Technologies repositioning           4                  1                 5
  Repositioning and special charges           48                111               159
  2000 activity                               (7)               (91)              (98)
                                          ---------------------------------------------
Balance, December 31, 2000                    45                 33                78
  Restructuring and other actions             40                 30                70
  Adjustments                                 (4)                 4               --
  2001 activity                              (36)               (41)              (77)
                                          ---------------------------------------------
Balance, December 31, 2001                    45                 26                71
  Adjustments                                 (7)                (1)               (8)
  2002 activity                              (29)                (4)              (33)
                                          ---------------------------------------------
Balance, December 31, 2002                  $  9               $ 21              $ 30
---------------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 4. SEGMENT INFORMATION

Praxair operates principally in the industrial gases business through four operating segments: North America, South America, Europe and Asia. In addition, Praxair operates its worldwide Surface Technologies business through its wholly owned subsidiary, Praxair Surface Technologies, Inc. The All Other category is composed of unallocated and/or one-time corporate items.

Praxair evaluates the performance of its operating segments based primarily on operating profit, excluding intercompany royalties and special charges. Sales are determined based on the country in which the legal subsidiary is domiciled. Corporate and globally managed expenses, and research and development costs relating to Praxair's global industrial gases business, are allocated to operating segments based on sales. Long-lived assets include property, plant and equipment, and patents, trademarks and goodwill.

The table below presents information about reported segments for the years ended December 31, 2002, 2001, and 2000:

(Millions of dollars)                           2002           2001           2000
-----------------------------------------------------------------------------------
SALES:
North America                                $ 3,351        $ 3,434        $ 3,294
South America                                    632            674            727
Europe                                           589            537            542
Asia                                             324            255            220
Surface Technologies                             394            410            414
Eliminations                                    (162)          (152)          (154)
                                           ----------------------------------------
  Total sales                                $ 5,128        $ 5,158        $ 5,043
-----------------------------------------------------------------------------------
SEGMENT OPERATING PROFIT:(a)
North America                                $   557        $   545        $   524
South America                                    134            129            161
Europe                                           139            119            128
Asia                                              51             38             23
Surface Technologies                              35             39             34
All Other                                          7             --             (4)
                                           ----------------------------------------
  Total segment operating profit             $   923        $   870        $   866
-----------------------------------------------------------------------------------
TOTAL ASSETS:(b)
North America                                $ 4,366        $ 4,382        $ 4,297
South America                                  1,016          1,464          1,676
Europe                                           852            737            741
Asia                                             653            617            508
Surface Technologies                             514            515            540
                                           ----------------------------------------
  Total assets                               $ 7,401        $ 7,715        $ 7,762
-----------------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION:(c)
North America                                $   296        $   306        $   280
South America                                     61             79             89
Europe                                            49             46             44
Asia                                              43             33             26
Surface Technologies                              34             35             32
                                           ----------------------------------------
  Total depreciation and amortization        $   483        $   499        $   471
-----------------------------------------------------------------------------------

CAPITAL EXPENDITURES AND ACQUISITIONS:
North America                                $   359        $   491        $   368
South America(d)                                  98            142            399
Europe                                            69             62             62
Asia                                              59             82             87
Surface Technologies                              26             31             59
All Other(e)                                      --             --             19
                                           ----------------------------------------
  Total capital expenditures
   and acquisitions                          $   611        $   808        $   994
-----------------------------------------------------------------------------------

SALES BY MAJOR COUNTRY:
United States                                $ 2,709        $ 2,848        $ 2,737
Brazil                                           487            484            543
All Other - foreign                            1,932          1,826          1,763
                                           ----------------------------------------
  Total sales                                $ 5,128        $ 5,158        $ 5,043
-----------------------------------------------------------------------------------

LONG-LIVED ASSETS BY MAJOR COUNTRY:
United States                                $ 3,020        $ 2,924        $ 2,823
Brazil                                           592            855            941
All Other - foreign                            2,089          2,218          2,104
                                           ----------------------------------------
  Total long-lived assets                    $ 5,701        $ 5,997        $ 5,868
-----------------------------------------------------------------------------------

(a) Praxair recorded pre-tax charges totaling $70 million in the third quarter of 2001 and $159 million in the fourth quarter of 2000, which are not included in Praxair's management reporting definition of operating profit (see Note 3 to the consolidated financial statements). Following is a reconciliation of segment operating profit to reported operating profit for the years ended December 31:



                (Millions of dollars)                2001         2000
                --------------------------------------------------------
                Segment operating profit            $ 870        $ 866
                Less special charges:
                  North America                       (26)         (60)
                  South America                       (30)          (8)
                  Europe                               (3)          (9)
                  Asia                                 --           (8)
                  Surface Technologies                 (4)         (19)
                  All Other                            (7)         (55)
                                                  ----------------------
                Consolidated operating profit       $ 800        $ 707
                --------------------------------------------------------


(b)  Includes equity investments as of December 31:

                (Millions of dollars)        2002         2001        2000
                -----------------------------------------------------------
                North America               $  70        $  82       $  73
                Europe                         92           76          75
                Surface Technologies           (2)          --          --
                Asia                           24           40          94
                                           --------------------------------
                Total                       $ 184        $ 198       $ 242
                -----------------------------------------------------------


(c) Effective in 2002, Praxair adopted SFAS 142, which eliminated the amortization of goodwill prospectively. Goodwill amortization included in the years ended December 31, 2001 and 2000 was as follows:

                (Millions of dollars)      2001      2000
                -------------------------------------------
                North America               $20       $16
                South America                 9         9
                Europe                        4         3
                Asia                          3         3
                Surface Technologies          2         2
                                           ----------------
                Total                       $38       $33
                -------------------------------------------

(d) Includes $5 million in 2002, $2 million in 2001, and $242 million in 2000 related to the acquisition of additional minority interests of White Martins Gases Industriais Ltda. (White Martins) in Brazil (see Note 6).

(e) 2000 includes $19 million for MetFABCity Inc., an e-business investment, which was written-off at the end of 2000.


NOTE 5. LEASES

For operating leases, primarily involving manufacturing and distribution equipment and office space, noncancelable commitments extending for more than one year will require the following future minimum payments at December 31, 2002:

                           (Millions of dollars)
                           Lease Payments*
                          -------------------------------------------
                           2003     $ 82             2006     $  46
                           2004     $ 68             2007     $  24
                           2005     $ 56         after 2007   $ 102
                          -------------------------------------------

* Includes $11 million related to the 2000 repositioning and special charges (see Note 3).

Included in these totals are $30 million of lease commitments to Praxair's former parent company, principally for office space. Total lease and rental expenses under operating leases were $96 million in 2002, $110 million in 2001 and $95 million in 2000, excluding $16 million related to the 2000 repositioning and special charges (see Note 3). The present value of the future lease payments under operating leases is approximately $347 million at December 31, 2002.

In 1998 Praxair sold certain U.S. liquid storage equipment for $150 million and in 1999 sold certain U.S. distribution equipment for $80 million and simultaneously leased the equipment back. Each lease was for an initial two-year term which can be extended by three one-year renewal options and further provides that at each renewal date or at lease termination the company may purchase the equipment for $150 million and $80 million, respectively. At these dates, the company may also elect to sell the equipment on behalf of the lessors and has guaranteed proceeds to the lessors equal to $128 million for the liquid storage equipment and $68 million for the distribution equipment. The leases for the liquid storage and distribution equipment terminate in September 2003 and March 2004, respectively.

The leases have been treated as operating leases, as at inception and each renewal date the exercise of the purchase option was not reasonably assured. Gains of $89 million from the sale of the liquid storage equipment and of $63 million from the sale of the distribution equipment have been deferred subject to the final guaranteed proceeds to the lessors (see Note 20). If the company elects to sell the equipment, these gains will be recognized in income to the extent that they exceed any guarantee payment. Management considers the probability of a guarantee payment in excess of either deferred gain to be remote. If the company elects to purchase the equipment, the purchase price will be reduced by the deferred gain in determining the carrying value of the equipment.


NOTE 6. SUPPLEMENTARY INCOME STATEMENT INFORMATION

(Millions of dollars)

Year Ended December 31,                     2002           2001           2000
--------------------------------------------------------------------------------
COST OF SALES
Cost of sales                             $ 2,950        $ 3,053        $ 3,028
Special charges (Note 3)                       --              7             47
                                         ---------------------------------------
                                          $ 2,950        $ 3,060        $ 3,075
--------------------------------------------------------------------------------
SELLING, GENERAL AND ADMINISTRATIVE
Selling                                   $   356        $   334        $   329
General and administrative                    395            360            333
Special charges (Note 3)                       --              5             21
                                         ---------------------------------------
                                          $   751        $   699        $   683
--------------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION
Depreciation and other                    $   478        $   457        $   435
Goodwill amortization                          --             38             33
Amortization of other intangibles               5              4              3
                                         ---------------------------------------
                                          $   483        $   499        $   471
--------------------------------------------------------------------------------
OTHER INCOME (EXPENSES) - NET
Investment income                         $     9        $    10        $    10
Net income hedges(a)                           17             (8)            10
Other currency                                  1              5             --
Partnership income                              9             13              9
Special charges (Note 3)                        8            (58)           (91)
Other                                           4              4             20
                                         ---------------------------------------
                                          $    48        $   (34)       $   (42)
--------------------------------------------------------------------------------
INTEREST EXPENSE
Interest incurred on debt                 $   202        $   241        $   248
Bond call premium                              15             --             --
Interest capitalized                           (9)           (17)           (24)
Amortization of swap termination
costs (Note 15)                                (2)            --             --
                                         ---------------------------------------
                                          $   206        $   224        $   224
--------------------------------------------------------------------------------
MINORITY INTERESTS
Minority interests(b)                     $   (19)       $   (16)       $   (24)
Preferred stock dividends                      (1)            (2)            (3)
                                         ---------------------------------------
                                          $   (20)       $   (18)       $   (27)
--------------------------------------------------------------------------------

(a) Represents net gains from hedges in 2002 which are primarily in Brazil. Net losses in 2001 and net gains in 2000, are primarily in Brazil and Mexico.

(b) As a result of a tender offer in 2000, Praxair increased its ownership interest in its South American subsidiary, White Martins, from 76.6% at December 31, 1999 to 98.6% at December 31, 2000, 99.2% at December 31, 2001
     and 100% at December 31, 2002. Praxair paid $5 million, $2 million and $242 million in connection with the tender offers in 2002, 2001 and 2000, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7. PROVISION FOR INCOME TAXES


Pre-tax income applicable to U.S. and foreign operations is as follows:





(Millions of dollars)

Year Ended December 31,                   2002         2001        2000
------------------------------------------------------------------------
United States                            $ 233        $ 210       $ 114
Foreign                                    484          366         369
                                        --------------------------------
  Total income before income taxes       $ 717        $ 576       $ 483
------------------------------------------------------------------------

The following is an analysis of the provision (benefit) for income taxes:

(Millions of dollars)

Year Ended December 31,                   2002         2001        2000
------------------------------------------------------------------------
Current tax expense (benefit)
U.S. Federal                             $  25        $  38       $  (2)
State and local                              5            3           4
Foreign                                     91           58          66
                                        --------------------------------
  Total current                            121           99          68
Deferred tax expense (benefit)
U.S. Federal                                50           30          20
Foreign                                    (13)           6          15
  Total deferred                            37           36          35
                                        --------------------------------
  Total income taxes                     $ 158        $ 135       $ 103
------------------------------------------------------------------------

An analysis of the difference between the provision for income taxes and the amount computed by applying the U.S. statutory income tax rate to pre-tax income follows:

(Dollar amounts in millions)
Year Ended December 31,                    2002                     2001                    2000
-------------------------------------------------------------------------------------------------------
                                       $             %         $            %          $             %
-------------------------------------------------------------------------------------------------------
U.S. statutory income tax rate        251          35.0       202          35.0       169          35.0
State and local taxes                   3           0.4         2           0.3         3           0.6
U.S. tax credits                       (3)         (0.4)       (6)         (1.0)       (6)         (1.2)
Foreign taxes                         (92)        (12.8)      (47)         (8.2)      (49)        (10.2)
Other - net                            (1)         (0.2)      (16)         (2.7)      (14)         (2.9)
                                    -------------------------------------------------------------------
Provision for income taxes            158          22.0       135          23.4       103          21.3
-------------------------------------------------------------------------------------------------------

The company recognized $15 million, $23 million and $5 million during 2002, 2001, and 2000, respectively, of tax benefits related to current-year foreign net operating losses.

During 2002, taxing authorities in Belgium, Canada, France and Italy decreased their top marginal tax rates. During 2001, Canada and Mexico decreased their top marginal tax rates. During 2000, Italy decreased its top marginal tax rate. The effects of these tax rate changes were immaterial.

Provision has not been made for additional federal or foreign taxes at December 31, 2002 on $1,145 million of undistributed earnings of foreign subsidiaries planned to be reinvested indefinitely. These earnings could become subject to additional tax if they are remitted as dividends, loaned to Praxair, or upon sale of the subsidiary's stock. It is not practicable to estimate the amount or timing of the additional tax, if any, that might eventually be paid on the foreign earnings.


NOTE 8. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income for the period by the weighted average number of Praxair common shares outstanding. Diluted earnings per share is computed by dividing net income for the period by the weighted average number of Praxair common shares outstanding and dilutive common stock equivalents, as follows:

(Dollar amounts in millions, except per share data)    2002                  2001                  2000
--------------------------------------------------------------------------------------------------------
NUMERATOR (MILLIONS OF DOLLARS)
Income before cumulative effect
  of accounting changes                            $     548             $     432             $     363
Cumulative effect of accounting changes                 (139)                   (2)                   --
                                                  ------------------------------------------------------
Net income                                         $     409             $     430             $     363
--------------------------------------------------------------------------------------------------------
DENOMINATOR (THOUSANDS OF SHARES)
Weighted average shares outstanding                  162,155               160,891               158,425
Shares earned and issuable under
  compensation plans                                     613                   619                   698
                                                  ------------------------------------------------------
Weighted average shares used
  in basic earnings per share                        162,768               161,510               159,123
Effect of dilutive securities:
Convertible debt                                          27                    45                    61
Employee stock options                                 1,950                 1,952                 1,908
                                                  ------------------------------------------------------
Weighted average shares used in
  diluted earnings per share                         164,745               163,507               161,092
--------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER COMMON SHARE
Income before cumulative effect
  of accounting changes                            $    3.36             $    2.68             $    2.28
Net income                                         $    2.51             $    2.67             $    2.28
--------------------------------------------------------------------------------------------------------
DILUTED EARNINGS PER COMMON SHARE
Income before cumulative effect
  of accounting changes                            $    3.33             $    2.64             $    2.25
Net income                                         $    2.48             $    2.63             $    2.25
--------------------------------------------------------------------------------------------------------

Stock options for 1,210,100; 2,453,895; and 6,662,005 shares were not included in the computation of diluted earnings per share for the years ended December 31, 2002, 2001, and 2000, respectively, because the exercise prices were greater than the average market price of the common stock.


NOTE 9. SUPPLEMENTARY BALANCE SHEET INFORMATION

(Millions of dollars)
December 31,                                                2002              2001
-----------------------------------------------------------------------------------
ACCOUNTS RECEIVABLE
Trade                                                    $   889           $   889
Other                                                         29                27
                                                         --------------------------
                                                             918               916
Less: allowance for doubtful accounts(a)                      58                59
                                                         --------------------------
                                                         $   860           $   857
-----------------------------------------------------------------------------------
INVENTORIES(b)
Raw materials and supplies                               $    78           $    87
Work in process                                               31                36
Finished goods                                               168               164
                                                         --------------------------
                                                         $   277           $   287
-----------------------------------------------------------------------------------
PREPAID AND OTHER CURRENT ASSETS
Deferred income taxes (Note 11)                          $    63           $    42
Other                                                         47                51
                                                         --------------------------
                                                         $   110           $    93
-----------------------------------------------------------------------------------
OTHER LONG-TERM ASSETS
Deposits(c)                                              $    21           $    23
Other                                                        209               221
                                                         --------------------------
                                                         $   230           $   244
-----------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
Accrued expenses                                         $   128           $   132
Payrolls                                                      68                74
Pension and postretirement costs                              37                33
Special charges                                               14                45
Accrued interest payable                                      41                45
Other                                                        122               108
                                                         --------------------------
                                                         $   410           $   437
-----------------------------------------------------------------------------------
OTHER LONG-TERM LIABILITIES
Pension and postretirement costs                         $   516           $   351
Special charges                                               16                26
Other(c)                                                     120               174
                                                         --------------------------
                                                         $   652           $   551
-----------------------------------------------------------------------------------
DEFERRED CREDITS
Deferred income taxes (Note 11)                          $   467           $   442
Deferred gain on sale leaseback (Note 5)                     152               152
Other                                                         16                13
                                                         --------------------------
                                                         $   635           $   607
-----------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE
  INCOME (LOSS)
Cumulative translation adjustment:
North America                                            $  (190)          $  (170)
South America(d)                                          (1,189)             (822)
Europe                                                      (106)             (189)
Asia                                                         (69)              (77)
Surface Technologies                                         (11)              (23)
                                                         --------------------------
                                                          (1,565)           (1,281)
Derivatives (net of $- and $2 million
  taxes in 2002 and 2001, respectively)(e)                    (1)               (4)
Minimum pension liability (net of $58 and $6
  million taxes in 2002 and 2001, respectively)             (107)              (12)
                                                         --------------------------
                                                         $(1,673)          $(1,297)
-----------------------------------------------------------------------------------

(a) Provisions to the allowance for doubtful accounts were $40 million, $35 million and $19 million in 2002, 2001, and 2000, respectively.

(b) Approximately 26% of total inventories were valued using the LIFO method at December 31, 2002 and 2001. If inventories had been valued at current costs, they would have been approximately $26 million and $28 million higher than reported at December 31, 2002 and 2001, respectively.

(c) $12 million and $31 million of other long-term assets and other long-term liabilities in Brazil have been netted in 2002 and 2001, respectively, because a legal right of offset exists.

(d) Consists primarily of currency translation adjustments in Brazil and Argentina.

(e) The derivatives component of accumulated other comprehensive income (loss) relates to the adoption of SFAS 133 (see Notes 2 and 15). The table below summarizes the 2001 and 2002 activity:

(Millions of dollars)
-----------------------------------------------------------
Transition Adjustment, January 1, 2001               $  (4)
Change in fair value                                   (25)
Reclassified to earnings - interest expense             17
Reclassified to earnings - operating profit              8
                                                    -------
Balance, December 31, 2001                              (4)
Change in fair value                                    (4)
Reclassified to earnings - interest expense              5
Reclassified to earnings - operating profit              2
                                                    -------
Balance, December 31, 2002                           $  (1)
-----------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10. PROPERTY, PLANT AND EQUIPMENT - NET

Significant classes of property, plant and equipment are as follows:

(Millions of dollars)

December 31,                                 2002              2001
---------------------------------------------------------------------
Machinery and equipment                     $8,273            $8,047
Buildings                                      575               579
Construction in progress and other             338               383
Land and land improvements                     241               233
                                           --------------------------
                                             9,427             9,242
Less: accumulated depreciation              (4,761)           (4,425)
                                           --------------------------
                                            $4,666            $4,817
---------------------------------------------------------------------

Machinery and equipment includes production plants, tanks, cylinders, transportation equipment and other assets that have useful lives of 3 to 30 years. Buildings have useful lives of 25 to 40 years and land improvements have useful lives up to 20 years.


NOTE 11. DEFERRED INCOME TAXES

Net deferred tax liabilities are comprised of the following:

(Millions of dollars)
December 31,                                          2002            2001
----------------------------------------------------------------------------
DEFERRED TAX LIABILITIES
Fixed assets                                         $ 724           $ 716
State and local                                         11              11
Other                                                  166             161
                                                    ------------------------
  Total deferred tax liabilities                       901             888
                                                    ------------------------
DEFERRED TAX ASSETS
Benefit plans and related                              164             170
Inventory                                               13              19
Alternative minimum tax and other credits               69              85
Carryforwards - gross                                  218             202
Minimum pension liability                               58               6
Other                                                   99              93
                                                    ------------------------
                                                       621             575
Less: Valuation allowances                            (124)            (87)
                                                    ------------------------
Total deferred tax assets                              497             488
                                                    ------------------------
Net deferred tax liabilities                         $ 404           $ 400
----------------------------------------------------------------------------
Recorded as:
Current deferred tax assets (Note 9)                 $  63           $  42
Long-term deferred tax liabilities (Note 9)          $ 467           $ 442
----------------------------------------------------------------------------

The valuation allowances increased $37 million in 2002 primarily relating to foreign net operating loss and other tax credit carryforward activity. At December 31, 2002, Praxair has $218 million of deferred tax assets relating to net operating loss and other tax credit carryforwards (primarily foreign) that either expire through 2011 or never expire but are subject to annual usage limitations. A valuation allowance of $124 million has been established related to these carryforwards.


NOTE 12. GOODWILL

As described in Note 2, the Company adopted SFAS 142 as of January 1, 2002, which eliminates goodwill amortization expense prospectively. The following table reconciles the prior years' reported net income and earnings per share amounts to their respective amounts adjusted to exclude goodwill amortization expense. Current period results are presented for comparative purposes.

(Millions of dollars, except per share data)
Year Ended December 31,                               2002              2001              2000
-----------------------------------------------------------------------------------------------
NET INCOME:
Reported net income                                   $   409          $   430          $   363
Add back: goodwill amortization after-tax                  --               33               29
                                                      -----------------------------------------
  Net income excluding goodwill amortization          $   409          $   463          $   392
-----------------------------------------------------------------------------------------------
PER SHARE DATA
Basic earnings per Share:
Reported net income                                   $  2.51          $  2.67          $  2.28
Add back: goodwill amortization after-tax                  --             0.20             0.18
                                                      -----------------------------------------
  Net income excluding goodwill amortization          $  2.51          $  2.87          $  2.46
-----------------------------------------------------------------------------------------------
Diluted earnings per share:
Reported net income                                   $  2.48          $  2.63          $  2.25
Add back: goodwill amortization after-tax                  --             0.20             0.18
                                                      -----------------------------------------
  Net income excluding goodwill amortization          $  2.48          $  2.83          $  2.43
-----------------------------------------------------------------------------------------------


Changes in the carrying amount of goodwill for the year ended December 31, 2002, were as follows:

                                      North            South                                        Surface
(Millions of dollars)                America         America          Europe          Asia        Technologies        Total
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001           $   712         $   253         $    48         $    35         $    88         $ 1,136
Acquisitions                              53               2               3              --              --              58
Cumulative effect of an
   accounting change (Note 2)             --             (84)            (18)            (17)            (25)           (144)
Foreign currency translation              (6)            (72)              6               2               5             (65)
                                    ------------------------------------------------------------------------------------------
Balance, December 31, 2002           $   759         $    99         $    39         $    20         $    68         $   985
------------------------------------------------------------------------------------------------------------------------------


NOTE 13. OTHER INTANGIBLE ASSETS

(Millions of dollars)
December 31,                                  2002             2001
--------------------------------------------------------------------
License/use agreements                       $ 33              $ 29
Non-compete agreements                         29                28
Patents                                        15                 9
                                            ------------------------
                                               77                66
Less: accumulated amortization                (27)              (22)
                                            ------------------------
                                             $ 50              $ 44
--------------------------------------------------------------------

There are no expected residual values related to these intangible assets. Estimated annual amortization expense is as follows:

(Millions of dollars)
Year Ended December 31,
--------------------------------
2003                      $   5
2004                          5
2005                          5
2006                          7
2007                          6
Thereafter                   22
                        --------
                          $  50
--------------------------------

The weighted average amortization period for intangible assets is approximately 11 years. Additions to other intangible assets for the year ended December 31, 2002 were approximately $11 million, and amortization expense for the years ended December 31, 2002, 2001 and 2000 was $5 million, $4 million and $3 million, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 14. DEBT

The following is a summary of Praxair's outstanding debt at December 31, 2002 and 2001:

(Millions of dollars)                           2002           2001
--------------------------------------------------------------------
SHORT-TERM
Canadian borrowings                            $   65        $   --
U.S. borrowings                                     7            --
South American borrowings                          64            90
Asian borrowings                                   74            58
Other international borrowings                      5            30
                                             -----------------------
Total short-term debt                             215           178
--------------------------------------------------------------------
LONG-TERM
U.S.:
  Commercial paper and U.S. borrowings             86           716
  6.625% Notes due 2003                            75            75
  6.75% Notes due 2003                            300           300
  6.15% Notes due 2003                            250           250
  6.85% Notes due 2005                            150           150
  6.90% Notes due 2006                            250           250
  4.75% Notes due 2007(b)                         249            --
  6.625% Notes due 2007                           250           250
  6.50% Notes due 2008                            250           250
  6.375% Notes due 2012(a, b)                     543            --
  8.70% Debentures due 2022 (redeemed in 2002)     --           300
  Other borrowings                                 40            41
Canadian borrowings                                --           113
South American borrowings                          28            35
Asian borrowings                                   52            71
Other international borrowings                      3             3
Obligations under capital lease                     7             7
                                             -----------------------
                                                2,533         2,811
Less: current portion of long-term debt            23            86
                                             -----------------------
Total long-term debt                            2,510         2,725
                                             -----------------------
Total debt                                     $2,748        $2,989
--------------------------------------------------------------------

(a) December 31, 2002 includes a $45 million fair value increase related to SFAS 133 hedge accounting (see Note 15).
(b)  Amounts are net of unamortized discounts.

On March 19, 2002, Praxair issued $500 million 6.375% notes maturing April 1, 2012, and on June 19, 2002 Praxair issued $250 million 4.75% notes maturing July 15, 2007. The proceeds were used to repay outstanding commercial paper.

On July 15, 2002, Praxair redeemed the 8.7% debentures due 2022 resulting in an additional $15 million charge recorded within interest expense for the year ended December 31, 2002.

In July 2001, $65 million of long-term debt was assumed through the consolidation of an equity investment in India.

At December 31, 2002 and 2001, Praxair held two credit agreements totaling $1.5 billion, of which $500 million is renewable annually, with the remainder expiring in 2005. At December 31, 2002, $711 million of notes due in 2003 and commercial paper have been classified as long-term ($716 million of short-term borrowings at December 31, 2001) because of the company's intent to refinance this debt on a long-term basis and the availability of such financing under the terms of its credit agreements. No borrowings were outstanding under the credit agreements at December 31, 2002 or 2001, and associated fees were not significant in each of the past three years.

At December 31, 2002 and 2001, the weighted-average interest rate on commercial paper and U.S. bank borrowings was 2.0% and $4.4%, respectively.

Praxair's major bank credit and long-term debt agreements contain various covenants which may, among other things, restrict the ability of Praxair to merge with another entity, incur or guarantee debt, sell or transfer certain assets, create liens against assets, enter into sale and leaseback agreements, or pay dividends and make other distributions beyond certain limits. These agreements also require Praxair to meet leverage and net worth ratios. At December 31, 2002, Praxair was in compliance with all such covenants.

Excluding commercial paper and U.S. bank borrowings, scheduled maturities on long-term debt are: 2003, $734 million; 2004, $32 million; 2005, $171 million; 2006, $276 million; 2007, $511 million and $809 million thereafter. At December 31,2002, $136 million of Praxair's assets (principally international fixed assets) were pledged as security for long-term debt including the current portion of long-term debt.

At December 31, 2002, the estimated fair value of Praxair's long-term debt portfolio was $2,636 million versus a carrying value of $2,533 million. At December 31, 2001, the estimated fair value of long-term debt was $2,886 million versus a carrying value of $2,811 million. These differences are attributable to interest rate changes subsequent to when the debt was issued.

NOTE 15. FINANCIAL INSTRUMENTS

The following table is a summary of the notional amount of interest rate and currency derivatives outstanding at December 31, 2002 and December 31, 2001:

(Millions of dollars)               Maturity          2002             2001
----------------------------------------------------------------------------
Interest rate swaps:
Floating to fixed                   <1 Year           $100             $750
Floating to fixed                   1-2 years          --               100
                                                     -----------------------
Total interest rate swaps                             $100             $850
----------------------------------------------------------------------------
Currency contracts:
Balance sheet items                 <1 Year           $222             $160
Firm commitments                    <1 Year              1                1
Anticipated net income              <1 Year            210               97
Net investments                     <1 Year             --               13
                                                     -----------------------
Total currency contracts                              $433             $271
----------------------------------------------------------------------------

Interest Rate Swaps
At December 31, 2002 Praxair had a $100 million notional amount interest rate swap agreement that effectively converted variable rate lease payments to fixed rate lease payments ($850 million at December 31, 2001 that converted variable rate interest and lease payments to fixed rate interest and lease payments) with a scheduled maturity in the first quarter of 2003. At December 31, 2002, the fair value of this swap was an immaterial loss. At December 31, 2001, the fair value of the swaps was a loss of $6 million. These swap agreements have been designated as, and are effective as, cash flow hedges of outstanding lease obligations or debt instruments. During 2002, Praxair recorded the change in fair value to accumulated other comprehensive income (loss) and reclassified to earnings a portion of the deferred loss from accumulated other comprehensive income (loss) as underlying hedged transactions occurred and were recognized in earnings. Any hedging ineffectiveness was also recorded and was not significant. Praxair expects to reclassify the deferred losses from accumulated other comprehensive income (loss) to earnings (operating profit) in the next year as the underlying hedged transaction settles.

During 2002, Praxair entered into and terminated $500 million notional amount of interest rate swap agreements that effectively converted fixed rate interest to variable rate interest on the $500 million 6.375% notes that mature in April 2012. The termination resulted in a cash gain of $47 million, which Praxair recognized in earnings and was equally offset with a charge to earnings for the changes in fair value of the underlying debt instrument. The fair value increase to the $500 million 6.375% notes of $47 million is being recognized in earnings as a reduction to interest expense over the remaining original term of the underlying debt, or about ten years. For the year ended December 31, 2002, $2 million was recognized in earnings as a reduction to interest expense and $45 million remains unrecognized (see Note 14). The $47 million cash payment received upon termination of the swap are shown in minority transactions and other in the financing section in the consolidated statement of cash flows.

Currency Contracts
Praxair is a party to currency exchange forward contracts, to manage its exposure to changing currency exchange rates, that mature within one year. At December 31, 2002 and 2001, respectively, Praxair had $433 million and $271 million notional amount of currency exchange forward contracts outstanding: $222 million to hedge recorded balance sheet exposures ($160 million in 2001), $1 million, in 2002 and 2001, to hedge firm commitments for the purchase of equipment related to construction projects, $210 million to hedge anticipated future net income ($97 million in 2001) and no contracts to hedge net investments in foreign subsidiaries ($13 million in 2001). Additionally, there was $39 million notional value of currency exchange contracts that effectively offset each other ($7 million in 2001). At December 31, 2002, there were no net investment contracts outstanding and the amount recorded in the cumulative translation adjustment component of accumulated other comprehensive income
(loss) was an insignificant loss ($1 million in 2001).

The net income hedges outstanding at December 31, 2002, are related to anticipated 2003 net income for the full year in China, Peru, Colombia, India, Thailand and Korea; for nine months in Brazil, and; for six months in Europe. The net income hedges outstanding at December 31, 2001, were related to anticipated 2002 net income for the full year in Mexico, Korea and Thailand, and for six months in Brazil. The amount recorded in other income (expenses) - net as a result of net income hedging contracts (realized and unrealized) was a gain of $17 million in 2002, a loss of $8 million in 2001 and a gain of $10 million in 2000.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Commodity Swaps
At December 31, 2002 and 2001, Praxair had three outstanding commodity swap agreements to hedge its exposure to the variability in future cash flows for forecasted purchases of natural gas. The 2002 outstanding commodity swap agreements settle in the first half of 2003, and their impact is not significant.

At December 31, 2002 the fair value of all derivative instruments has been recorded in the consolidated balance sheet as follows: $4 million in current assets and $2 million in current liabilities ($1 million in current assets and $12 million in current liabilities at December 31, 2001).

Counterparties to interest rate derivative contracts and currency exchange forward contracts are primarily major banking institutions with credit ratings of investment grade or better and no collateral is required. There are no significant risk concentrations. Management believes the risk of incurring losses on derivative contracts, including commodity swaps, related to credit risk is remote and any losses would be immaterial.

NOTE 16. SHAREHOLDERS' EQUITY

At December 31, 2002, there were 500,000,000 shares of common stock authorized (par value $0.01 per share) of which 173,950,375 shares were issued and 162,268,096 were outstanding.

In 2002, the board of directors of Praxair declared a dividend of one purchase right (a "Right") for each share of Praxair's common stock held of record at the close of business on June 28, 2002; and that dividend was paid on July 1, 2002. On June 30, 2002, all prior Rights then outstanding expired. In addition, one Right is deemed to be delivered with and attached to each share of Praxair's common stock issued after June 28, 2002 and before the redemption or expiration of the Rights. Each Right entitles its registered holder, when exercised under certain circumstances, to purchase for $300.00 (subject to adjustment and referred to as the "Exercise Price") certain securities or assets of Praxair or a surviving entity.

The Rights may not be exercised until at least 10 days after a person or group acquires 15 percent or more of Praxair's common stock, or commences a tender offer that, if consummated, would result in 15 percent or more ownership of Praxair's common stock. Separate Rights certificates will not be issued and the Rights will not be traded separately from the stock until then. At no time will a Right confer any voting power to its holder.

Should an acquirer become the beneficial owner of 15 percent or more of Praxair's common stock (other than as approved by Praxair's board of directors) and under certain additional circumstances, Praxair Right-holders (other than the acquirer) would have the right to buy common stock in Praxair, or in the surviving entity if Praxair is acquired, having a value of two times the exercise price then in effect. Alternatively, Praxair's board of directors may elect to exchange all of the Rights (other than the acquirer's Rights which will have become void) at an exchange ratio of one share of Praxair common stock (and/or other securities, cash or other assets having equal value) per Right (subject to adjustment). Also, under certain circumstances, each Right may entitle the holder to purchase one one-hundredth share of preferred stock or such amount of preferred stock may be substituted for each share of common stock issuable upon the exercise or exchange of a Right.

The Rights will expire on June 30, 2012, unless exchanged or redeemed prior to that date. The redemption price is $0.001 per Right. Praxair's board of directors may redeem the Rights by a majority vote at any time prior to the 10th day following public announcement that a person or group has acquired 15 percent of Praxair's common stock. Under certain circumstances, the decision to redeem requires the concurrence of a majority of the independent directors.

NOTE 17. PREFERRED STOCK

At December 31, 2002 and 2001, there were 25,000,000 shares of preferred stock (par value $0.01 per share) authorized, of which, 200,000 shares were issued and outstanding at December 31, 2001. No shares were outstanding at December 31, 2002. No dividends may be paid on Praxair common stock unless preferred stock dividends have been paid, and the preferred stock has limited voting rights. Dividends are included in minority interests on the consolidated statement of income.

In September 2002, the company redeemed all 200,000 outstanding shares of its Series B 6.75% cumulative preferred stock at $100 per share, or $20 million. This is shown in the financing section of the consolidated statement of cash flows in the caption minority transactions and other.

NOTE 18. INCENTIVE PLANS AND STOCK OPTIONS


As of March 1, 2001, the 1996 Praxair, Inc. Performance Incentive Plan (the "1996 Plan") was terminated, and at December 31, 2001, the 1992 Praxair Long-Term Incentive Plan (the "1992 Plan") expired. Stock option and other incentive compensation awards granted by the company through December 31, 2001 were made under these plans. Both plans provided for granting nonqualified or incentive stock options, stock grants, performance awards, and other stock-related incentives for key employees. The exercise price for incentive stock options was equal to the closing price of Praxair's common stock on the date of the grant. Options that were granted under both plans became exercisable only after one or more years and the option term could be no more than ten years.

On February 28, 2001, the board of directors of the company adopted the 2002 Praxair, Inc. Long-Term Incentive Plan (the "2002 Plan"), which became effective on January 1, 2002. The shareholders then approved the Plan at Praxair's annual meeting in April 2001. Under the 2002 Plan, the number of shares available for option or stock grants is limited to a total of 7,900,000 shares for the ten-year term of the Plan. As of December 31, 2002, 6,944,500 shares were available for option or stock grants. The 2002 Plan provides for the granting of only nonqualified and incentive stock options, stock grants and performance awards and further provides that the aggregate number of shares granted as restricted stock or pursuant to performance awards may not exceed 20% of the total shares available under the Plan. The 2002 Plan also provides calendar year per-participant limits on grants of options, restricted stock and performance awards. Exercise prices for options granted under the 2002 Plan may not be less than the closing market price of the company's common stock on the date of grant and granted options may not be repriced or exchanged without shareholder approval. Options granted under the 2002 Plan become exercisable after a minimum of one year and have a maximum duration of ten years. Both officer and non-officer employees are eligible for awards under the 2002 Plan.

The following table summarizes the changes in outstanding shares under option and performance share equivalents for 2002, 2001, and 2000 (options are expressed in thousands):

                                                          Weighted
                                                           Average
                                                          Exercise
Activity                                 Options             Price
------------------------------------------------------------------
Outstanding at December 31, 1999         12,676         $   32.47
Granted                                   3,050         $   42.40
Exercised                                (1,001)        $   15.19
Vested                                       --                --
Cancelled or expired                       (179)        $   43.72
------------------------------------------------------------------
Outstanding at December 31, 2000         14,546         $   35.60
Granted                                   4,522         $   47.05
Exercised                                (3,443)        $   26.00
Cancelled or expired                       (123)        $   44.38
------------------------------------------------------------------
Outstanding at December 31, 2001         15,502         $   41.01
Granted                                   1,324         $   56.75
Exercised                                (3,813)        $   34.94
Cancelled or expired                       (118)        $   47.71
------------------------------------------------------------------
Outstanding at December 31, 2002         12,895         $   44.36
------------------------------------------------------------------
Exercisable at
  December 31, 2000                       8,684         $   31.48
  December 31, 2001                       8,052         $   37.12
  December 31, 2002                       8,620         $   41.55
------------------------------------------------------------------

The following table summarizes information about options outstanding and exercisable at December 31, 2002 (options are expressed in thousands, averages are calculated on a weighted basis, life in years):

                                        Outstanding                                   Exercisable
----------------------------------------------------------------------       ----------------------------
                           Average          Number            Average           Number           Average
Range of                   Remaining        of                 Exercise          of              Exercise
Exercise Prices            Life             Options           Price             Options          Price
----------------------------------------------------------------------       ----------------------------
$15.75 - $24.38             1.7               748             $19.99              748            $19.99
$26.25 - $36.25             5.5             1,166             $33.87            1,166            $33.87
$36.50 - $46.00             7.4             6,115             $42.98            4,074            $42.47
$46.13 - $58.65             7.2             4,866             $52.34            2,632            $49.65
----------------------------------------------------------------------       ----------------------------
$15.75 - $58.65             6.8            12,895             $44.36            8,620            $41.55
----------------------------------------------------------------------       ----------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 19. RETIREMENT PROGRAMS

Pensions - Praxair has two main U.S. retirement programs which are non-contributory defined benefit plans, the Praxair Retirement Program and the CBI Retirement Program. The latter program primarily benefits former employees of CBI Industries, Inc. which Praxair acquired in 1996. Effective July 1, 2002, the Praxair Retirement Program was amended to give participating employees a one-time choice to remain covered by the old formula or to elect coverage under a new formula. The old formula is based predominantly on years of service, age and compensation levels prior to retirement, while the new formula provides for an annual contribution to an individual account which grows with interest each year at a predetermined rate. Also, this new formula will apply to all new employees hired into businesses adopting this plan. U.S. pension plan assets are comprised of a diversified mix of assets including domestic and international corporate equities, government securities and corporate debt securities. Pension coverage for employees of certain of Praxair's international subsidiaries generally is provided by those companies through separate plans. Obligations under such plans are primarily provided for through diversified investment portfolios, with some smaller plans provided for under insurance policies or by book reserves.

Praxair's U.S. packaged gases business has a defined contribution plan. Company contributions to this plan are calculated as a percentage of salary based on age plus service. Praxair's U.S. Healthcare business also sponsors a defined contribution plan. It provides for a matching contribution as well as a company contribution that is not dependent on employee contributions. In both plans, U.S. employees may supplement the company contributions up to the maximum allowable by IRS regulations. Certain international subsidiaries of the company also sponsor defined contribution plans where contributions are determined under various formulas. The cost for all contribution plans was $7 million in 2002, 2001 and 2000 (not included in the tables that follow).

U.S. employees other than those in the packaged gases business are eligible to participate in a defined contribution savings plan. Employees may contribute up to 18% of their compensation, subject to the maximum allowable by IRS regulations. Company contributions to this plan are calculated on a graduated scale based on employee contributions to the plan. As discussed above, as part of the election made for July 1, 2002, current employees were given the choice of maintaining coverage under the matching formula then in effect, or if so chosen, to move to an enhanced matching formula. Effective July 1, 2002, this enhanced matching program applies to all employees hired into businesses adopting this plan. The cost for this plan was $11 million in 2002 and $10 million in 2001 and 2000 (not included in the tables that follow).

Postretirement Benefits Other Than Pensions (OPEB) - Praxair provides health care and life insurance benefits to certain eligible retired employees. These benefits are provided through various insurance companies and health care providers. Praxair is also obligated to make payments for a portion of postretirement benefits related to retirees of Praxair's former parent. Additionally, as part of the CBI acquisition in 1996, Praxair assumed responsibility for health care and life insurance benefit obligations for CBI's retired employees. All postretirement health care programs have cost caps that limit the Company's exposure to future cost increases. In addition, as part of the choice election made for July 1, 2002, all current employees were given the choice of maintaining coverage in retirement under the current plan, or to move to a plan whereby coverage would be provided, but with no Praxair subsidy whatsoever. Praxair does not currently fund its postretirement benefits obligations. Praxair retiree plans may be changed or terminated by Praxair at any time for any reason with no liability to current or future retirees.

Pension and Postretirement Benefit Costs
The components of net pension and OPEB costs for 2002, 2001, and 2000 are shown below:

(Millions of dollars)                                Pensions                                 OPEB
--------------------------------------------------------------------------     --------------------------------
Year Ended December 31,                   2002          2001        2000         2002         2001        2000
---------------------------------------------------------------------------------------------------------------
NET BENEFIT COST
  Service cost                            $ 30         $ 26         $ 30         $  4         $  5         $  6
  Interest cost                             73           67           64           16           14           15
  Expected return on assets                (86)         (81)         (78)          --           --           --
  Curtailment / settlement (gains)          --           --           (6)          --           --           --
  Net amortization and deferral             (2)          (3)          (3)          (3)          (4)          (5)
                                        -----------------------------------------------------------------------
  Net periodic benefit cost               $ 15         $  9         $  7         $ 17         $ 15         $ 16
---------------------------------------------------------------------------------------------------------------


The changes in benefit obligation and plan assets and the funded status reconciliation as of December 31, 2002 and 2001 for Praxair's significant pension and OPEB programs are shown below:

                                                         Pensions
                                           ------------------------------------
(Millions of dollars)                             2002              2001                   OPEB
--------------------------------------------------------------------------------   -------------------
Year End December 31,                        US      INTL     US       INTL             2002     2001
------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
  Benefit obligation, January 1             $ 759     $ 236     $ 705     $ 243     $ 224     $ 230
  Service cost                                 21         9        19         8         4         4
  Interest cost                                58        15        53        14        16        15
  Participant contributions                    --         1        --        --         7        11
  Plan amendments                              --        --        --        --        --         8
  Actuarial loss (gain)                        85        --        19        --        26       (14)
  Benefits paid                               (40)      (15)      (37)      (18)      (26)      (28)
  Curtailment / settlement (gains)             --        (1)       --        --        --        --
  Currency translation                         --         1        --       (11)       (4)       (2)
  Other changes*                               18        --        --        --         7        --
                                           -----------------------------------------------------------
  Benefit obligation, December 31           $ 901     $ 246     $ 759     $ 236     $ 254     $ 224
------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
  Fair value of plan assets, January 1      $ 605     $ 241     $ 666     $ 259     $  --     $  --
  Actual return on plan assets                (54)       (5)      (30)        8        --        --
  Company contributions                        --         7        --         3        --        --
  Participant contributions                    --         1        --        --        --        --
  Benefits paid                               (33)      (15)      (31)      (18)       --        --
  Currency translation                         --         1        --       (11)       --        --
                                           -----------------------------------------------------------
  Fair value of plan assets, December 31    $ 518     $ 230     $ 605     $ 241     $  --     $  --
------------------------------------------------------------------------------------------------------
FUNDED STATUS RECONCILIATION
  Funded status, December 31                $(383)    $ (16)    $(154)    $   5     $(254)    $(224)
  Unrecognized (gains) losses - net           247        11        45       (17)       24         2
  Unrecognized prior service cost              (6)        2        (5)        2        (9)      (14)
  Unrecognized transition amount               --         1        --        (1)       --        --
                                           -----------------------------------------------------------
  Net amount recognized, December 31        $(142)    $  (2)    $(114)    $ (11)    $(239)    $(236)
------------------------------------------------------------------------------------------------------
AMOUNTS IN THE BALANCE SHEET:
  Prepaid benefit cost                      $  --     $   4     $  --     $   2     $  --     $  --
  Accrued benefit liability                  (305)       (9)     (132)      (16)     (239)     (236)
  Intangible assets                            --         1        --         3        --        --
  Accumulated other comprehensive
     income (loss)                            163         2        18        --        --        --
                                           -----------------------------------------------------------
  Net amount recognized, December 31        $(142)    $  (2)    $(114)    $ (11)    $(239)    $(236)
------------------------------------------------------------------------------------------------------

* Other changes in 2002 represent the CBI non-qualified pension and OPEB obligations included in the table beginning in 2002 and accrued for in 2002, 2001 and 2000.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1,062 million, $961 million, and $604 million, respectively, as of December 31, 2002 ($911 million, $821 million and $695 million, respectively, as of December 31, 2001).

The weighted average or range of assumptions for the Company's pension and OPEB benefit plans were as follows:

                                          U.S. Plans                        International Plans
---------------------------------------------------------------------------------------------------
December 31,                        2002             2001                2002               2001
---------------------------------------------------------------------------------------------------
Discount rate                       6.75%            7.25%              4.00 - 9%        3.25 - 11%
Rate of increase in
  Compensation levels               3.75%            4.25%              2.25 - 5%        2.25 - 8%
Expected long-term rate of
  Return on plan assets*            9.25%            9.50%              2.00 - 10%       5.5 - 12%
---------------------------------------------------------------------------------------------------

* For 2003, the expected long-term rate of return on plan assets will be 8.5% for the U.S. plans. Expected returns for international plans will vary. These rates are determined annually by management based on a weighted average of current and historical market trends, historical portfolio performance and the portfolio mix of investments.

For OPEB measurement purposes, a 11.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003, gradually reducing to 5.0% in 2008 and thereafter. These health care cost trend rate assumptions have an impact on the amounts reported; however, cost caps limit the impact on the net OPEB benefit cost. To illustrate the effect, a one-percentage point change in assumed health care cost trend rates would have the following effects:

                                    One-Percentage        One-Percentage
(Millions of dollars)               Point Increase         Point Decrease
--------------------------------------------------------------------------------
Effect on the total of service and
  interest cost components of net
  OPEB benefit cost                         $--               $--
Effect on OPEB benefit obligation           $ 4               $(4)
--------------------------------------------------------------------------------


NOTE 20. COMMITMENTS AND CONTINGENCIES

In the normal course of business, Praxair is involved in legal proceedings and claims with both private and governmental parties. These cover a variety of items, including product liability and environmental matters. In some of these cases, the remedies that may be sought or damages claimed are substantial. While it is impossible at this time to determine with certainty the ultimate outcome of any of these cases, in the opinion of management, they will not have a material adverse effect on the consolidated financial position of Praxair or on the consolidated results of operations or cash flows in a given year. The company accrues for contingencies when management believes that it is probable that a liability has been incurred and its amount is reasonably estimable. In the event any losses are sustained in excess of these accruals, they will be charged to income at that time.

The following table sets forth Praxair's material commitments and contractual obligations excluding debt and leases (see Notes 14 and 5) as of December 31, 2002:

(Millions of dollars)
Expiring                Unconditional                       Standby
Through                  Purchase        Construction       Letters of
December 31,            Obligations(a)   Commitments(b)     Credit(c)        Guarantees(d)
------------------------------------------------------------------------------------------
2003                       $  73             $187              $ 36              $148
2004                          39               46                --                68
2005                          31                1                --                 1
2006                          28               --                13                --
2007                          25               --                --                --
Thereafter                   146               --                --                --
------------------------------------------------------------------------------------------
                            $342             $234               $49              $217
------------------------------------------------------------------------------------------

(a) Praxair enters into various take- or- pay arrangements primarily for the supply of feedstock used to produce carbon dioxide and power to produce atmospheric gases and hydrogen. Much of these risks are passed on to customers through similar take- or- pay contractual arrangements. Remaining purchase obligations require Praxair to satisfy its customer obligations and do not represent a significant risk. In addition, Praxair enters into contracts to purchase products and services which do not have minimum purchase provisions.

(b) The company spends in the range of $500 to $700 million annually in new capital expenditures. A significant portion of these expenditures are related to the construction of new production facilities to satisfy customer commitments which may take a year or more to complete. Therefore, at any point in time, the company has outstanding commitments with suppliers to complete authorized construction projects. At December 31, 2002, such commitments totaled $234 million.

(c) Praxair is contingently liable on standby letters of credit totaling $49 million that include approximately $34 million related to insurance programs.

(d) Guarantees primarily include $196 million of residual value guarantees on operating leases as described in Note 5. Certain of Praxair's unconsolidated affiliates have debt on their balance sheets totaling approximately $110 million, all non-recourse to Praxair except for approximately $10 million. Praxair has no financing arrangements with closely- held related parties.

NOTE 21. QUARTERLY DATA (UNAUDITED)

(Dollar amounts in millions, except per share data)
2002                                                             1Q            2Q           3Q           4Q          Year
-----------------------------------------------------------------------------------------------------------------------------
Sales                                                          $1,232        $1,307       $1,292       $1,297       $5,128
Cost of sales                                                     699           755          749          747        2,950
Depreciation and amortization                                     121           120          120          122          483
Operating profit                                                  217           244          235          227          923
                                                             ----------------------------------------------------------------
Income before cumulative effect of  an accounting change         $127          $150         $131         $140         $548
Cumulative effect of an accounting change(a)                     (139)           --           --           --         (139)
Net income                                                       $(12)         $150         $131         $140         $409
                                                             ----------------------------------------------------------------
BASIC PER SHARE DATA:
Income before cumulative effect of an accounting change         $0.78         $0.92        $0.81        $0.86        $3.36
Cumulative effect of an accounting change(a)                    (0.85)           --           --           --        (0.85)
Net income                                                     $(0.07)        $0.92        $0.81        $0.86        $2.51
Weighted average shares (000's)                               163,524       162,697      162,296      162,555      162,768
                                                             ----------------------------------------------------------------
DILUTED PER SHARE DATA:
Income before cumulative effect of an accounting change         $0.77         $0.91        $0.80        $0.85        $3.33
Cumulative effect of an accounting change(a)                    (0.84)           --           --           --        (0.85)
Net income                                                     $(0.07)        $0.91        $0.80        $0.85        $2.48
Weighted average shares (000's)                               165,936       164,835      163,956      164,315      164,745
-----------------------------------------------------------------------------------------------------------------------------

(Dollar amounts in millions, except per share data)
2001                                                            1Q              2Q         3Q(b)         4Q          Year
-----------------------------------------------------------------------------------------------------------------------------
Sales                                                          $1,335        $1,314       $1,271       $1,238       $5,158
Cost of sales                                                     809           784          752          715        3,060
Depreciation and amortization                                     122           125          127          125          499
Operating profit                                                  224           220          148          208          800
                                                             ----------------------------------------------------------------
Income before cumulative effect of an accounting change          $126          $126          $62         $118         $432
Cumulative effect of an accounting change(c)                       (2)           --           --           --           (2)
Net income                                                       $124          $126          $62         $118         $430
Add back goodwill amortization after-tax                            8             8            9            8           33
                                                             ----------------------------------------------------------------
Net income excluding goodwill amortization(d)                    $132          $134          $71         $126         $463
                                                             ----------------------------------------------------------------
BASIC PER SHARE DATA:
Income before cumulative effect of an accounting change         $0.78         $0.78        $0.38        $0.73        $2.68
Cumulative effect of an accounting change(c)                    (0.01)           --           --           --        (0.01)
Net income                                                      $0.77         $0.78        $0.38        $0.73        $2.67
Add back goodwill amortization after-tax                         0.05          0.05         0.06         0.05         0.20
                                                             ----------------------------------------------------------------
Net income excluding goodwill amortization(d)                   $0.82         $0.83        $0.44        $0.78        $2.87
Weighted average shares (000's)                               160,773       161,543      161,734      161,991      161,510
                                                             ----------------------------------------------------------------
DILUTED PER SHARE DATA:
Income before cumulative effect of an accounting change         $0.77         $0.77        $0.38        $0.72        $2.64
Cumulative effect of an accounting change(c)                    (0.01)           --           --           --        (0.01)
Net income                                                      $0.76         $0.77        $0.38        $0.72        $2.63
Add back goodwill amortization after-tax                         0.05          0.05         0.06         0.05         0.20
                                                             ----------------------------------------------------------------
Net income excluding goodwill amortization(d)                   $0.81         $0.82        $0.44        $0.77        $2.83
Weighted average shares (000's)                               162,661       163,802      163,275      164,137      163,507
-----------------------------------------------------------------------------------------------------------------------------

(a) Related to the adoption of SFAS 142, Goodwill and Other Intangible Assets (see Note 2).

(b) The third quarter 2001 includes $70 million of pre-tax charges ($57 million after tax, or $0.35 per diluted share) related to restructuring and other actions (see Note 3).

(c) Related to the adoption of SFAS 133, Accounting for Derivative Instruments and Hedging Activities (see Note 2).

(d)  Net  income  excluding  goodwill   amortization  excludes  amortization  of
     goodwill prior to 2002 (see Note 12).

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


/s/ Dennis H. Reilley

DENNIS H. REILLEY
Chairman, President and Chief Executive Officer



/s/ James S. Sawyer

JAMES S. SAWYER
Vice President and Chief Financial Officer



/s/ Patrick M. Clark

PATRICK M. CLARK
Vice President and Controller

Danbury, Connecticut
February 12, 2003

                        REPORT OF INDEPENDENT ACCOUNTANTS



                                               [PricewaterhouseCoopers LLP LOGO]

To the Board of Directors and Shareholders of Praxair, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Praxair, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, the Company adopted new accounting standards for goodwill in 2002 and for derivative instruments and hedging activities in 2001.


/s/ PricewaterhouseCoopers LLP

Stamford, Connecticut
February 12, 2003

                                                 FIVE-YEAR FINANCIAL SUMMARY
                                     (Dollar amounts in millions, except per share data)

Year Ended December 31,                                       2002         2001(a)       2000(a)        1999         1998(a)
----------------------------------------------------------------------------------------------------------------------------
FROM THE INCOME STATEMENT
Sales                                                      $   5,128     $   5,158     $   5,043     $   4,639     $   4,833
Cost of sales                                                  2,950         3,060         3,075         2,732         2,807
Selling, general and administrative                              751           699           683           641           644
Depreciation and amortization                                    483           499           471           445           467
Research and development                                          69            66            65            67            72
Other income (expenses) - net                                     48           (34)          (42)           77            13
                                                         -------------------------------------------------------------------
Operating profit                                                 923           800           707           831           856
Interest expense                                                 206           224           224           204           260
                                                         -------------------------------------------------------------------
Income before taxes                                              717           576           483           627           596
Income taxes                                                     158           135           103           152           127
                                                         -------------------------------------------------------------------
Income of consolidated entities                                  559           441           380           475           469
Minority interests                                               (20)          (18)          (27)          (45)          (55)
Income from equity investments                                     9             9            10            11            11
                                                         -------------------------------------------------------------------
Income before cumulative effect of accounting changes            548           432           363           441           425
Cumulative effect of accounting changes(b)                      (139)           (2)           --           (10)           --
                                                         -------------------------------------------------------------------
Net income                                                 $     409     $     430     $     363     $     431     $     425
Add back goodwill amortization after-tax                          --            33            29            28            32
                                                         -------------------------------------------------------------------
Net income excluding goodwill amortization(c)              $     409     $     463     $     392     $     459     $     457
----------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA(c)
Basic earnings per share:
   Income before cumulative effect of accounting changes   $    3.36     $    2.68     $    2.28     $    2.77     $    2.68
   Net income                                              $    2.51     $    2.67     $    2.28     $    2.71     $    2.68
Add back goodwill amortization after-tax                          --          0.20          0.18          0.18          0.20
                                                         -------------------------------------------------------------------
Net income excluding goodwill amortization(c)              $    2.51     $    2.87     $    2.46     $    2.89     $    2.88
----------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share:
   Income before cumulative effect of accounting changes   $    3.33     $    2.64     $    2.25     $    2.72     $    2.60
   Net income                                              $    2.48     $    2.63     $    2.25     $    2.66     $    2.60
Add back goodwill amortization after-tax                          --          0.20          0.18          0.17          0.19
                                                         -------------------------------------------------------------------
Net income excluding goodwill amortization(c)              $    2.48     $    2.83     $    2.43     $    2.83     $    2.79
----------------------------------------------------------------------------------------------------------------------------
Cash dividends per share                                   $    0.76     $    0.68     $    0.62     $    0.56     $    0.50
                                                         -------------------------------------------------------------------

WEIGHTED AVERAGE SHARES OUTSTANDING (000's)
Basic shares outstanding                                     162,768       161,510       159,123       159,280       158,462
Diluted shares outstanding                                   164,745       163,507       161,092       162,222       163,356
----------------------------------------------------------------------------------------------------------------------------
CAPITAL
Total debt                                                 $   2,748     $   2,989     $   3,141     $   2,995     $   3,274
Minority interests                                               164           141           138           359           487
Preferred stock                                                   --            20            20            75            75
Shareholders' equity                                           2,340         2,477         2,357         2,290         2,332
                                                         -------------------------------------------------------------------
Total capital                                              $   5,252     $   5,627     $   5,656     $   5,719     $   6,168
----------------------------------------------------------------------------------------------------------------------------
OTHER INFORMATION AND RATIOS
Capital expenditures                                       $     498     $     595     $     704     $     653     $     781
Cash flow from operations                                  $   1,001     $   1,020     $     899     $     969     $     944
Cash flow from operations-to-debt ratio                         36.4%         34.1%         28.6%         32.4%         28.8%
Total assets at year end                                   $   7,401     $   7,715     $   7,762     $   7,722     $   8,096
Shares outstanding at year-end (000's)                       162,268       162,143       159,379       159,048       157,571
Debt-to-capital ratio                                           52.3%         53.1%         55.5%         52.4%         53.1%
Number of employees                                           25,010        24,271        23,430        24,102        24,834
----------------------------------------------------------------------------------------------------------------------------

(a)  In 2001,  operating  profit  includes a $70 million  pre-tax  charge ($57 million after tax, or $0.35 per diluted share)
     related to  restructuring  and other  actions  (shown $7 million in cost of sales;  $5 million in  selling,  general and administrative  expenses;  and $58 in other income  (expense) - net). In 2000,  operating profit includes a $159 million pre-tax  charge and income from equity  investments  includes a $2 million  charge ($117 million after tax, or $0.73 per diluted share) related to repositioning and special charges (shown $47 million in cost of sales; $21 million in selling, general and administrative  expenses;  and $91 million in other income (expenses) - net). See Note 3 to the consolidated financial  statements for a description of these charges.  In 1998, other income (expenses) - net includes a $29 million pre-tax charge ($18 million  after-tax,  or $0.11 per diluted share) related to its investment in Indonesia ($19 million or $11 million after tax) and an anticipated loss on an air separation  plant under  construction for a third party ($10 million or $7 million  after tax).  1998  income  taxes  include  $18 million of special tax credits  ($0.11 per diluted share). These items are collectively referred to as special items.

(b)  2002 net income  includes the  cumulative  effect of a change in accounting for goodwill  impairment  resulting from the implementation  of SFAS 142. 2001 net income includes the cumulative  effect of a change in accounting for  derivatives.
     1999 net income includes the cumulative effect of a change in accounting for previously  capitalized start-up costs. See note 2 to the consolidated financial statements for a description of accounting changes.

(c)  Net  income  excluding  goodwill  amortization  excludes  amortization  of  goodwill  prior to 2002.  See Note 12 to the consolidated financial statements.

ELIZABETH T. HIRSCH, Director, Investor Relations
Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113
e-mail: investor_relations@praxair.com
(203) 837-2210

INVESTOR INFORMATION AT
WWW.PRAXAIR.COM/INVESTORS
-- Contact information
-- Presentations
-- Business trends report
-- Webcasts
-- Stock information
-- Financial guidance
-- Annual reports
-- SEC filings
-- Financial news
-- Corporate responsibility & governance
-- FAQs (frequently-asked questions)

COMMON STOCK LISTING (SYMBOL: PX)
New York Stock Exchange

OTHER STOCK EXCHANGES TRADING PRAXAIR STOCK
Cincinnati
Midwest
Pacific

NUMBER OF SHAREHOLDERS
There were 24,770 registered shareholders of record as of December 31, 2002.

DIVIDEND POLICY
Dividends on Praxair's common stock are usually declared and paid quarterly. Praxair's objective is to continue quarterly divi-dends and consider annual dividend increases in conjunction with continued growth in earnings per share.

STOCK TRANSFER AGENT AND STOCK RECORD KEEPING
Registrar and Transfer Company is Praxair's stock transfer agent and registrar, and maintains shareholder records. For informa-tion about account records, stock certificates, change of address and dividend payments, contact:
1-800-368-5948
e-mail address for investor inquiries: info@rtco.com website address: http://www.rtco.com

ADDRESS SHAREHOLDER INQUIRIES TO:
Shareholder Relations Department
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016

DIVIDEND REINVESTMENT PLAN
Praxair provides investors a convenient and low-cost program that allows purchases of Praxair stock without commissions and automatically reinvests dividends by purchasing additional shares of stock. Contact Investor Relations at Registrar and Transfer Company for full details at the address above.

ANNUAL SHAREHOLDERS MEETING
The 2003 annual meeting of shareholders of Praxair, Inc. will be held at 9:30 a.m. on Tuesday, April 22, 2003 at The Amber Room Colonnade, Stacey Road off Route 37, Danbury, Connecticut.

NYSE QUARTERLY STOCK PRICE AND DIVIDEND INFORMATION

                 Trading   Trading             Dividend
                    High       Low     Close  per share
--------------------------------------------------------
2002
First quarter    $61.110   $47.950   $59.800   $0.19
Second quarter   $60.400   $51.500   $56.970   $0.19
Third quarter    $58.600   $44.550   $51.110   $0.19
Fourth quarter   $59.490   $49.180   $57.770   $0.19
                ----------------------------------------
2001
First quarter    $49.570   $39.375   $44.650   $0.17
Second quarter   $54.000   $44.100   $47.000   $0.17
Third quarter    $49.640   $36.600   $42.000   $0.17
Fourth quarter   $55.920   $40.700   $55.250   $0.17
                ----------------------------------------
2000
First quarter    $54.938   $31.375   $41.625   $0.155
Second quarter   $48.375   $36.375   $37.437   $0.155
Third quarter    $45.188   $35.000   $37.375   $0.155
Fourth quarter   $45.563   $30.313   $44.375   $0.155
                ----------------------------------------


                                       64