Form 10-K, Exhibit 13
period 2003-12-31
PRAXAIR INC
filed 2004-03-08
CIK 884905

PRAXAIR, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Dollar amounts in millions, except per share data)

Year Ended December 31,	2003	2002	2001

SALES	$5,613	$5,128	$5,158
Cost of sales, exclusive of depreciation and amortization	3,328	2,950	3,060
Selling, general and administrative	766	751	699
Depreciation and amortization	517	483	499
Research and development	75	69	66
Other income (expenses) - net	(5)	48	(34)

OPERATING PROFIT	922	923	800
Interest expense	151	206	224

INCOME BEFORE TAXES	771	717	576
Income taxes	174	158	135

	597	559	441
Minority interests	(24)	(20)	(18)
Income from equity investments	12	9	9

INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES
	585	548	432
Cumulative effect of accounting changes	--	(139)	(2)

NET INCOME	$585	$409	$430

PER SHARE DATA (Note 1)
Basic Earnings per Share
Income before cumulative effect of accounting changes	$1.79	$1.68	$1.34
Cumulative effect of accounting changes	--	(0.42)	(0.01)

Net income	$1.79	$1.26	$1.33

Diluted Earnings per Share
Income before cumulative effect of accounting changes	$1.77	$1.66	$1.32
Cumulative effect of accounting changes	--	(0.42)	(0.01)

Net income	$1.77	$1.24	$1.31

WEIGHTED AVERAGE SHARES OUTSTANDING (000's) (Note 1)
Basic shares outstanding	326,388	325,536	323,020
Diluted shares outstanding	330,991	329,489	327,014

The accompanying Notes on pages 41 to 61 are an integral part of these financial statements.

PRAXAIR, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Millions of dollars)

December 31,	2003	2002

ASSETS
Cash and cash equivalents	$50	$39
Accounts receivable	962	860
Inventories	302	277
Prepaid and other current assets	135	110

Total Current Assets	1,449	1,286
Property, plant and equipment - net	5,252	4,666
Equity investments	182	184
Goodwill	1,075	985
Other intangible assets	56	50
Other long-term assets	291	230

Total Assets	$8,305	$7,401

LIABILITIES AND EQUITY
Accounts payable	$413	$378
Short-term debt	133	215
Current portion of long-term debt	22	23
Accrued taxes	104	74
Other current liabilities	445	410

Total Current Liabilities	1,117	1,100
Long-term debt	2,661	2,510
Other long-term liabilities	916	826
Deferred credits	328	461

Total Liabilities	5,022	4,897

Commitments and contingencies (Note 20)

Minority interests	195	164
Shareholders' equity
Common stock $0.01 par value, authorized 500,000,000 shares,
issued 2003-354,951,262 shares and 2002-347,900,750 shares	4	2
Additional paid-in capital	2,148	1,965
Retained earnings	3,027	2,593
Accumulated other comprehensive income (loss)	(1,352)	(1,673)
Less: Treasury stock, at cost (2003-28,865,414 shares and
2002-23,364,558 shares)	(739)	(547)

Total Shareholders' Equity	3,088	2,340

Total Liabilities and Equity	$8,305	$7,401

The accompanying Notes on pages 41 to 61 are an integral part of these financial statements.

PRAXAIR, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Millions of dollars)

Year Ended December 31,	2003	2002	2001

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

OPERATIONS
Net income	$585	$409	$430
Adjustments to reconcile net income to net cash
provided by operating activities
Depreciation and amortization	517	483	499
Accounting change	--	139	--
Special charges	--	--	58
Deferred income taxes	33	37	36
Non-cash charges (benefits) and other	21	3	(11)
Working capital
Accounts receivable	(96)	6	46
Inventories	(22)	4	20
Prepaid and other current assets	(19)	4	11
Payables and accruals	78	(41)	(22)
Long-term assets, liabilities and other	40	(43)	(47)

Net cash provided by operating activities	1,137	1,001	1,020

INVESTING
Capital expenditures (Note 5)	(983)	(498)	(595)
Acquisitions	(73)	(113)	(213)
Divestitures and asset sales	64	24	45

Net cash used for investing activities	(992)	(587)	(763)

FINANCING
Short-term debt borrowings (repayments) - net	(94)	67	21
Long-term debt borrowings	1,432	1,116	273
Long-term debt repayments	(1,295)	(1,428)	(483)
Minority interest transactions and other	(5)	27	(14)
Issuances of common stock	246	206	142
Purchases of common stock	(271)	(276)	(76)
Cash dividends	(149)	(123)	(110)

Net cash used for financing activities	(136)	(411)	(247)

Effect of exchange rate changes on cash and cash equivalents	2	(3)	(2)

Change in cash and cash equivalents
	11	--	8
Cash and cash equivalents, beginning-of-year	39	39	31

Cash and cash equivalents, end-of-year	$50	$39	$39

SUPPLEMENTAL DATA
Taxes paid	$109	$65	$57
Interest paid	$168	$210	$219
Tax benefits from stock option exercises	$24	$23	$20
Debt from consolidation of equity companies (Note 14)	$9	$--	$65

The accompanying Notes on pages 41 to 61 are an integral part of these financial statements.

PRAXAIR, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Dollar amounts in millions, except per share data, shares in thousands)

	Common Stock		Additional Paid-in	Treasury Stock		Retained	Accumulated Other Comprehensive Income
Activity	Shares	Amounts	Capital	Shares	Amounts	Earnings	(Loss)	Total

Balance, December 31, 2000	166,309	$2	$1,658	6,930	$(279)	$1,987	$(1,011)	$2,357

Net income						430		430
Translation adjustments							(270)	(270)
Derivative instruments, net of $2 million taxes							(4)	(4)
Minimum pension liability, net of $6 million taxes							(12)	(12)

Comprehensive income								144

Dividends on common stock ($0.34 per share, Note 1)						(110)		(110)
Issuances of common stock
For the dividend reinvestment and
stock purchase plan	45		1					1
For employee savings and incentive plans	3,787		136	(619)	25			161
Purchases of common stock				1,687	(76)			(76)

Balance, December 31, 2001	170,141	$2	$1,795	7,998	$(330)	$2,307	$(1,297)	$2,477

Net income						409		409
Translation adjustments							(284)	(284)
Derivative instruments, net of $2 million taxes							3	3
Minimum pension liability, net of $52 million taxes							(95)	(95)

Comprehensive income								33

Dividends on common stock ($0.38 per share, Note 1)						(123)		(123)
Issuances of common stock
For the dividend reinvestment and
stock purchase plan	46
For employee savings and incentive plans	3,763		170	(1,292)	59			229
Purchases of common stock				4,976	(276)			(276)

Balance, December 31, 2002	173,950	$2	$1,965	11,682	$(547)	$2,593	$(1,673)	$2,340

Net income						585		585
Translation adjustments							313	313
Minimum pension liability, net of $5 million taxes							8	8

Comprehensive income								906

Dividends on common stock ($0.46 per share)						(149)		(149)
Issuances of common stock
For the dividend reinvestment and
stock purchase plan	48							--
For employee savings and incentive plans	3,535		183	(1,681)	79			262
Purchases of common stock				4,614	(271)			(271)
Two-for-one stock split (Note 1)	177,418	2		14,250		(2)		--

Balance, December 31, 2003	354,951	$4	$2,148	28,865	$(739)	$3,027	$(1,352)	$3,088

The accompanying Notes on pages 41 to 61 are an integral part of these financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

Praxair is the largest industrial gases supplier in North and South America, is rapidly growing in Asia, and has a strong, well-established businesses in Southern Europe. The company’s primary products are oxygen, nitrogen, argon, carbon dioxide, helium, hydrogen, electronics gases and a wide range of specialty gases. Praxair Surface Technologies supplies high-performance coatings that protect metal parts from wear, corrosion and high heat. All together, Praxair serves approximately 25 industries as diverse as healthcare and petroleum refining; computer-chip manufacture and beverage carbonation; fiber-optics and steel making; and aerospace, chemicals and water treatment. In 2003, 93% sales was generated from industrial gases in four regional segments (North America, Europe, South America, and Asia), with the balance generated from the Surface Technologies segment.

Praxair manufactures and distributes its products through a network of hundreds of production plants, cylinder-filling stations and pipeline complexes in manufacturing enclaves. Major pipeline complexes are located in the United States, Brazil and Spain. This network is a competitive advantage for the company as it provides the foundation of reliability for product supply to our customer base.

Electricity, natural gas and diesel fuel are the largest cost elements in the production and distribution of industrial gases. Praxair minimizes the financial impact of variability in these costs through the management of customer contracts which typically have escalation and pass-through clauses.

Praxair performed well in 2003, despite a relatively weak U.S. economy in the first half. For the full year 2003, the company reported record net income of $585 million, and diluted earnings per share of $1.77, a 7% increase from $548 million and $1.66 per share in 2002, before an accounting change and adjusted for a stock split in December. Full-year sales were $5,613 million, 9% higher than 2002. Sales rose 5% excluding the impact of higher natural gas prices, which are passed through to hydrogen customers, and stronger currencies in Europe and South America. Underlying sales grew from higher volumes in all regions and higher overall pricing. Sales increased strongly to energy, metals, healthcare, and chemicals markets. Manufacturing and electronics sales were also higher versus 2002.

CONSOLIDATED RESULTS

The following table provides summary data for 2003, 2002 and 2001:

(Millions of dollars)				Variance
Year Ended December 31,	2003	2002	2001(a,b)	2003 vs. 2002	2002 vs. 2001
Sales	$5,613	$5,128	$5,158	+9%	-1%
Gross margin (c)	$2,285	$2,178	$2,098	+5%	+4%
As a percent of sales	40.7%	42.5%	40.7%
Selling, general and administrative	$766	$751	$699	+2%	+7%
As a percent of sales	13.6%	14.6%	13.6%
Depreciation and amortization	$517	$483	$499	+7%	-3%
Other income (expenses) - net	$(5)	$48	$(34)
Operating profit	$922	$923	$800	0%	+15%
Interest expense	$151	$206	$224	-27%	-8%
Effective tax rate	22.6%	22.0%	23.4%
Income before cumulative
effect of accounting changes	$585	$548	$432	+7%	+27%
Number of employees	25,438	25,010	24,271	+2%	+3%

(a)	Praxair adopted Statement of Financial Accounting Standards (SFAS) 142, which eliminated the amortization of goodwill beginning in 2002. 2001 reported results included goodwill amortization of $38 million pre-tax and $33 million after-tax.
(b)	2001 reported results include a pre-tax special charge of $70 million ($57 million after-tax) related to restructuring and other actions. The charge was recorded as: $7 million in cost of sales, $5 million in selling, general and administrative, and $58 million in other income (expenses) – net (see Note 3 to the consolidated financial statements).
(c)	Gross margin excludes depreciation and amortization expense.

2003 Compared With 2002

Sales in 2003 increased $485 million, or 9%, versus 2002. Realized price increases, principally in South America, North America and Europe, increased sales 3%. Overall, currency increased sales by 2%, largely due to the progressive strengthening of the Euro versus the U.S. dollar throughout 2003. Sales increased 1% due to volume as all geographic segments reported year-over-year improvement. Strong volume growth in Asia and South America within the electronics, energy, metals and manufacturing markets offset sluggish but improving conditions in North America markets. Increased natural gas costs, which Praxair is contractually obligated to pass on to on-site hydrogen customers, increased sales by 2%, with no impact on operating profit. Acquisitions in healthcare, packaged gas and on-site markets worldwide increased sales by 1%.

Gross margin in 2003 improved $107 million, or 5%, versus 2002. Gross margin as a percent of sales declined 180 basis points to 40.7%, versus 2002. A 70 basis-point reduction in gross margin percentage was a result of increased natural gas cost pass-throughs, which had no impact on reported gross margin. Energy costs grew faster than our ability to increase prices, primarily in the North American merchant market, further dampening our gross margin as a percent of sales.

Selling, general and administrative expenses in 2003 were $766 million, or 13.6% of sales, versus $751 million or 14.6% of sales for 2002. The dollar increase was principally the result of currency appreciation in Europe and acquisitions. Excluding those factors, underlying operational expenses were essentially flat as a result of continued focus on productivity initiatives.

Depreciation and amortization in 2003 increased $34 million, or 7%, versus 2002. The increase was due to an increase in capital expenditures of $22 million, $9 million in currency appreciation and $3 million in business acquisition activity.

Other income (expenses) – net in 2003 was a loss of $5 million in 2003 versus a $48 million gain in 2002. 2003 included $9 million of losses on net income hedges (primarily in Europe and Brazil). 2002 included $17 million of net income hedge gains (primarily in Brazil) and a $7 million gain from a favorable litigation settlement. Refer to Note 6 to the consolidated financial statements for a summary of the major components of other income (expenses) – net.

Operating profit in 2003 was $922 million, flat compared to 2002. Excluding the impacts of net income hedges in both periods and the litigation settlement in 2002, underlying operating profit improved 4% primarily due to continued progress on productivity initiatives and currency appreciation of the Euro which outpaced inflationary pressures on cost structures.

Interest expense in 2003 declined $55 million, or 27%, versus 2002. The reduction in interest expense is primarily due to the 2002 and 2003 refinancings of debt at lower interest rates.

The effective tax rate for 2003 was 22.6%, versus 22.0% for 2002, due to the lower earnings contribution from Brazil, which has a lower effective tax rate, and lower interest expense in the U.S., which is deductible at a 35% marginal rate. A $10 million tax benefit was recorded in the second quarter of 2003 resulting from the resolution of various tax matters for previous years. For 2004, we expect a full year effective tax rate of approximately 25% as the tax benefit will not recur and effective tax rates in Europe and South America should continue to increase modestly.

At December 31, 2003, minority interests consist of minority shareholders’ investments in Europe (primarily Rivoira S.p.A. in Italy), North America (primarily within Praxair Distribution) and Asia (primarily China and India). The increase in minority interest of $4 million in 2003 was due primarily to the consolidation of joint ventures in Asia and Europe (as a result of increased ownership in these joint ventures).

Our significant equity investments are in Italy, the United States and Spain. Praxair’s share of net income from corporate equity investments increased $3 million in 2003 primarily due to improved profitability of its joint venture in Italy.

Income before accounting changes increased $37 million, or 7%, compared to 2002 primarily due to the reduction of interest expense.

The number of employees at December 31, 2003 was 25,438, reflecting an increase of 428 employees from December 31, 2002. This increase related primarily to new service initiatives in Brazil (+833), partially offset by restructuring actions primarily in Surface Technologies (-144) and the divestiture of Praxair’s operations in Poland (-170).

2002 Compared With 2001

Sales in 2002 decreased $30 million, or 1%, versus 2001. Realized price increases in North and South America and acquisitions in our healthcare portfolio each increased sales by 2%, respectively. Sales in 2002 were reduced 3% from currency devaluations, principally in South America. Overall sales volume declined 1% as manufacturing activity in the United States remained sluggish, but was partially offset by volume gains in Europe and Asia, and in the North American healthcare businesses. Reduced natural gas costs, which Praxair is contractually obligated to pass on to on-site hydrogen customers, decreased sales by 1%, with no impact on operating profit.

Gross margin in 2002 improved $80 million, or 4%, versus 2001. Gross margin as a percent of sales improved 180 basis points to 42.5%, versus 2001. This improvement reflected realized pricing initiatives in the North and South American segments; worldwide productivity initiatives related to Six Sigma programs; and the benefits of the restructuring program initiated in the third quarter of 2001. A 60 basis-point improvement in gross margin percentage was a result of natural gas cost pass-throughs, which lowered reported sales, but had no impact on reported gross margins.

Selling, general and administrative expenses for 2002 were $751 million, or 14.6% percent of sales, versus $699 million, or 13.6% of sales for 2001. This increase reflects primarily North American healthcare acquisitions of $17 million. Other factors include service growth initiatives having a higher proportion of selling, general and administrative costs; higher bad-debt expense; and the effects of natural gas pass-through costs on sales.

Other income (expenses) – net in 2002 was a gain of $48 million compared to a loss of $34 million in 2001. 2001 included a $58 million special charge related primarily to severance and asset write-offs. 2002 included $17 million of gains on net income hedges (primarily in Brazil) versus $8 million of such losses in 2001 (primarily in Brazil and Mexico). Refer to Note 6 to the consolidated financial statements for a summary of the major components of other income (expenses) – net. See Note 3 to the consolidated financial statements for more information regarding special charges.

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

Interest expense in 2002 declined $18 million, or 8% versus 2001. The decline in interest expense is primarily due to the refinancing of debt at lower interest rates and the reduction of debt versus 2001 levels. 2002 interest expense included $15 million of costs from the early retirement of $300 million of bonds.

The effective tax rate for 2002 was 22.0% versus 23.4% for 2001. The decrease is largely attributable to the effects of foreign tax planning and the discontinuation of goodwill amortization in 2002.

The increase in minority interest of $2 million in 2002 versus 2001 was due to the consolidation of joint ventures in Asia (as a result of our increased ownership in joint venture companies in India and China).

Praxair’s share of net income from corporate equity investments, reflecting activity primarily in Belgium, China and Turkey, was flat for 2002 compared to 2001.

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

Related Party Transactions

The company’s related parties are primarily unconsolidated equity affiliates. The company did not engage in any material transactions involving related parties that included terms or other aspects that differ from those which would be negotiated with independent parties.

Costs Relating to the Protection of the Environment

Praxair’s principal operations relate to the production and distribution of atmospheric and other industrial gases, which historically have not had a significant impact on the environment. However, worldwide costs relating to environmental protection may continue to grow due to increasingly stringent laws and regulations, and Praxair’s ongoing commitment to rigorous internal standards. Environmental protection costs in 2003 included approximately $10 million in capital expenditures and $14 million of expenses, including $3 million for remediation projects. Environmental protection expenditures were approximately $2 million to $3 million higher in 2003 versus 2002 due to the construction of new hydrogen plants. Praxair anticipates that future environmental protection expenditures will be similar to 2003. Based on historical results and current estimates, management does not believe that environmental expenditures will have a material adverse effect on the consolidated financial position or on the consolidated results of operations or cash flows in any given year.

Legal Proceedings

See Note 20 to the consolidated financial statements for information concerning legal proceedings.

SEGMENT DISCUSSION

The following summary of sales and operating profit by segment provides a basis for the discussion that follows:

(Millions of dollars)				Variance
Year Ended December 31,	2003	2002	2001	2003 vs. 2002	2002 vs. 2001

SALES
North America	$3,627	$3,351	$3,434	+8%	-2%
Europe	699	589	537	+19%	+10%
South America	708	632	674	+12%	-6%
Asia	389	324	255	+20%	+27%
Surface Technologies	400	394	410	+2%	-4%
Eliminations	(210)	(162)	(152)

	$5,613	$5,128	$5,158	+9%	-1%

OPERATING PROFIT (a,b)
North America	$548	$557	$545	-2%	+2%
Europe	170	139	119	+22%	+17%
South America	114	134	129	-15%	+4%
Asia	64	51	38	+25%	+34%
Surface Technologies	26	35	39	-26%	-10%
All Other	--	7	--

	$922	$923	$870	0%	+6%

(a)	Praxair recorded pre-tax charges totaling $70 million in the third quarter of 2001 which are not included in Praxair’s management reporting definition of operating profit (see Note 3 to the consolidated financial statements). Segment operating profit in 2001 excluded $70 million of special charges as follows: North America, $26 million; Europe, $3 million; South America, $30 million; Surface Technologies, $4 million; and All Other $7 million.

(b)	Effective in 2002, Praxair adopted SFAS 142, which eliminated the amortization of goodwill prospectively. Goodwill amortization included in the year ended December 31, 2001 was $38 million as follows: North America, $20 million; Europe, $4 million; South America, $9 million; Asia, $3 million; and Surface Technologies, $2 million.

North America

The North America operating segment includes Praxair’s industrial and packaged gases operations in the U.S., Canada and Mexico. Praxair’s U.S. and Canadian packaged gases operations within the North American industrial gases business are collectively referred to as Praxair Distribution. North America also includes several product lines servicing the electronics and healthcare industries.

Sales for 2003 increased $276 million, or 8%, versus 2002. The effect of escalating natural gas costs for hydrogen customers increased sales 3% with no impact on operating profit. Overall price increases of 3% were primarily realized in our U.S. and Canadian on-site, merchant and packaged gas business units and in Mexico. Acquisitions by our healthcare and packaged gas business units increased sales by 1%. Sales volumes continued to improve in the chemical, energy, manufacturing and metals end markets as manufacturing activity improved resulting in an increase in sales of 1%.

Operating profit for 2003 decreased $9 million, or 2%, versus 2002. Excluding electricity costs, realized price increases and continued focus on productivity and purchasing initiatives offset underlying inflationary pressures on our cost structures. Electricity costs, on average, increased by 15% in the United States, which marginally outpaced realized price increases primarily in our merchant markets. In addition, tough market conditions prevailed in the first half of 2003 in our electronics markets, marginally decreasing operating profit versus 2002.

Sales for 2002 decreased $83 million, or 2%, versus 2001. The effect of lower natural gas costs reduced sales 2% to hydrogen customers with no impact on operating profit. Overall, realized price increases offset currency devaluations in Mexico and Canada. Acquisitions in North American healthcare and packaged gases increased sales by 2% while lower sales volumes reduced sales by 3% primarily in the packaged gases business as the company focused on tactics to gain share in industrial gases versus lower margin hardgoods. Sales volumes improved in Mexico and healthcare as growth initiatives continued to be implemented. Electronics sales decreased as the slump in worldwide semiconductor markets continued.

Operating profit increased $12 million, or 2%, versus 2001. The elimination of goodwill amortization in 2002 resulted in an improvement of $20 million. Excluding this impact, operating profit decreased 1%. Realized price increases and cost reductions related to productivity initiatives and the restructuring in 2001 offset inflationary pressures on North American cost structures. The impact of lower sales volumes on operating profit was partially mitigated by the effect of North American healthcare organic growth and acquisitions, and good operating-margin enhancement programs in Mexico.

Beginning in 2005, the Medicare Prescription Drug Improvement and Modernization Act of 2003 may reduce sales for certain healthcare products by approximately $5 million to $9 million. Management is currently reviewing the impact of this legislation, but expects to mitigate this exposure with cost reductions in production and distribution.

Europe

Praxair’s European industrial gases business is primarily in Italy and Spain with additional operations in Benelux, Germany, France and Israel. On January 31, 2003, Praxair completed the sale of its Polish business for approximately $50 million. Praxair Polska had $26 million in sales for 2002. On November 26, 2003, Praxair acquired the remaining shares of its Belgium Indugas joint venture and began consolidating its financial results. Indugas had $35 million in sales during 2003.

Sales for 2003 increased $110 million, or 19%, versus 2002. The favorable impact of the stronger Euro currency increased sales by 19%. Sales volumes and realized price increases each favorably impacted sales by 2%, offsetting the net decrease in sales resulting from the Poland divestiture and the Indugas consolidation. Market share penetration in the manufacturing, healthcare and metals markets principally drove the sales volume gains.

Operating profit for 2003 increased $31 million, or 22%, versus 2002. The favorable impact of the Euro currency generated 17% of this increase. Underlying operating profit grew 9% as cost reduction programs, the Indugas consolidation, and operating leverage on the sales volume growth significantly outpaced the net impact of pricing and inflation on cost structures. The divestiture of the Poland operations adversely impacted operating profit by 4%.

Sales for 2002 increased $52 million, or 10%, versus 2001. Fueled by infrastructure investments in Spain and market share gains in the food and beverage and welding markets, volumes increased strongly in Europe by 5%. Favorable currency movements impacted sales growth by an additional 4%.

Operating profit for 2002 increased $20 million, or 17%, versus 2001. Currency favorably increased operating profit by 7%. Productivity programs offset inflationary pressures on the underlying cost structure. The favorable sales volume impact resulted in an improvement of 8% on operating profit. The elimination of goodwill amortization in 2002 had a favorable impact of 3%.

South America

Praxair’s South American industrial gases operations are conducted by its subsidiary, White Martins Gases Industriais Ltda. (White Martins), which is the largest industrial gases company in Brazil. White Martins also has operations in Argentina, Bolivia, Chile, Colombia, Paraguay, Peru, Uruguay and Venezuela.

Sales for 2003 increased $76 million, or 12%, versus 2002. The effects of currency adversely impacted reported sales by 7% due principally to devaluation of the Brazilian real which stabilized in the second half of 2003 at approximately 2.9 per U.S. dollar. Strong pricing initiatives resulted in an increase to sales of 9%. Sales volumes were strong, increasing sales by 9% due to strong sales to metal manufacturers supplying export markets, healthcare and chemical customers.

Operating profit for 2003 decreased $20 million, or 15%, versus 2002. 2003 operating profit included $2 million of net income hedge losses and a $5 million expense related to the settlement of legal matters. 2002 operating profit included $20 million of net income hedge gains. Excluding these impacts, underlying operating profit increased 6%. Continued focus on productivity initiatives and pricing actions mostly offset the unfavorable impact of inflation. Severance costs decreased operating profit by 4% as South American management continued to implement productivity improvements. Increased sales volumes improved operating profit by 14% demonstrating favorable operating leverage. In October of 2003, the Brazilian government enacted an increase of 3% to 7.6% to its social security financing tax, which became effective on February 1, 2004. The tax is levied on Brazilian sales and management believes that most, if not all, of the impact can be passed along to customers.

Sales for 2002 decreased $42 million, or 6%, versus 2001. In 2002, the effects of currency devaluations were substantial and adversely impacted reported sales by $149 million, or 22%. Strong pricing initiatives were implemented resulting in a realized price increase of 12%. Sales volumes continued to grow steadily as new, less capital-intensive opportunities were pursued in metal fabrication, pipeline management, site-gas management and recycling market places.

Operating profit for 2002 increased $5 million, or 4%, versus 2001. The elimination of goodwill amortization in 2002 resulted in an improvement of $9 million, or 7%. Excluding this impact, operating profit decreased 3%. 2002 operating profit included a net income hedge gain of $20 million while 2001 included a net income hedge loss of $2 million. The net impact of currency devaluations, inclusive of net income hedges, decreased operating profit by 5%, versus 2001. Partially offsetting this decrease was favorable sales volume growth and cost reduction initiatives which outpaced inflationary impacts on cost structures. The effects of the general strike in Venezuela had a small adverse impact in 2002.

There are significant uncertainties surrounding the economic and political stability in South America which may result in significant currency movements versus the U.S. dollar. During 2003, the fluctuations in the Brazilian real, Venezuelan bolivar and the Argentine peso versus the U.S. dollar resulted in a benefit of approximately $148 million (a charge of $375 million in 2002) to accumulated other comprehensive income in shareholders’ equity. Looking forward, it is not possible to accurately predict how currency fluctuations will impact financial results.

Currency movements versus the U.S. dollar have historically impacted reported results, especially in Brazil, Argentina and Venezuela. In 2003, Brazil represented approximately 79% of the company’s South American sales, Venezuela represented approximately 4% and Argentina represented approximately 5%. The functional currency used for translation to the U.S. dollar for Argentina and Brazil are the peso and real, respectively. The company uses the U.S. dollar in Venezuela as its functional currency as it is a highly inflationary economy in accordance with SFAS 52.

To help understand the reported results, the following is a summary of the exchange rates used to translate the financial statements in Brazil, Argentina and Venezuela (rates of exchange expressed in units of local currency per U.S. dollar):

	Income Statement			Balance Sheet

	Average Year-to-Date December 31,			December 31,

Currency	2003	2002	2001	2003	2002

Brazil real	3.06	2.92	2.36	2.89	3.53
Argentina peso	2.95	3.16	1.00	2.93	3.37
Venezuela bolivar	1,609	1,162	747	1,600	1,401

Asia

The Asia segment includes Praxair’s industrial gases operations primarily in China, India, Korea and Thailand, with smaller operations in Japan, Malaysia and Taiwan. Operations in China are also conducted through non-consolidated joint venture companies accounted for as equity investments.

Sales for 2003 increased $65 million, or 20%, versus 2002. Strong volume growth in Chinese metals and electronics markets, Korean electronics markets, Indian metals markets, and Thailand food markets led to volume growth of 14%. Praxair increased its ownership and began consolidating joint venture companies in China, increasing sales by $10 million, or 3%. The effects of favorable currency rates primarily in India, Thailand and Korea, favorably impacted sales by 3%. Management continues to focus investment in China for growth opportunities.

Operating profit for 2003 increased $13 million, or 25%, versus 2002. The consolidation of the joint venture increased operating profit by 6%. Operating profit grew 29% from increased sales volumes as favorable operating leverage was realized on plant infrastructure investments. Cost productivity initiatives partially mitigated the impacts of cost inflation.

Sales for 2002 increased $69 million, or 27%, versus 2001. During the 2001 third quarter, and the first quarter of 2002, Praxair increased its ownership and began consolidating joint venture companies in India and China, respectively, increasing 2002 sales by $51 million or 20%. The remaining sales increase is due to strong volume growth and price increases.

Operating profit for 2002 increased $13 million, or 34%, versus 2001. The consolidation of the India and China joint venture companies increased operating profit by $12 million or 32%. The remaining increase was a result of sales volume growth, productivity initiatives and the elimination of goodwill amortization, partially offset by cost inflation.

Surface Technologies

Praxair’s worldwide Surface Technologies business operates primarily in the U.S. and Europe, with smaller operations in Asia and Brazil.

Sales for 2003 increased $6 million, or 2%, versus 2002 as favorable currency impacts outpaced declining sales volumes. The lower volumes reflect market weakness in the global coatings and aviation services business units.

Operating profit for 2003 decreased $9 million, or 26%, versus 2002 as weakening volumes outpaced cost reduction initiatives. In 2003, $2 million of severance expense was incurred to reduce cost structures in reaction to difficult market conditions in global coatings and aviation services, providing the foundation for favorable operating leverage when market conditions improve.

Sales for 2002 decreased $16 million, or 4%, versus 2001 due primarily to lower sales volumes. The lower volumes reflect weakness in the global coatings and aviation services businesses.

Operating profit decreased $4 million, or 10%, versus 2001. A 5% improvement in operating profit from the discontinuation of goodwill amortization in 2002 was more than offset by volume declines.

All Other

The 2002 operating income of $7 million represents a net gain related to the settlement of litigation with Airgas, Inc.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL DATA

(Millions of dollars)
Year Ended December 31,	2003	2002	2001
NET CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
Net income plus depreciation and
amortization, accounting change and special charges	$1,102	$1,031	$987
Working capital	(58)	(27)	55
Other - net	93	(3)	(22)

Total provided by operating activities	$1,137	$1,001	$1,020

INVESTING ACTIVITIES
Capital expenditures	$(983)	$(498)	$(595)
Acquisitions	(73)	(113)	(213)
Divestitures and asset sales	64	24	45

Total used for investing	$(992)	$(587)	$(763)

FINANCING ACTIVITIES
Debt increases (reductions)	$43	$(245)	$(189)
Minority transactions and other	(5)	27	(14)
Issuances (purchases) of stock	(25)	(70)	66
Cash dividends	(149)	(123)	(110)

Total used for financing	$(136)	$(411)	$(247)

DEBT-TO-CAPITAL RATIO AT DECEMBER 31
Debt	$2,816	$2,748	$2,989
Capital(a)	$6,099	$5,252	$5,627
Debt-to-capital ratio	46.2%	52.3%	53.1%

(a)	Includes debt, minority interests, preferred stock and shareholders' equity. See the Five-Year Financial Summary on page 64.

Cash Flow from Operations

Cash flow from operations increased $136 million to $1,137 million in 2003 from $1,001 million in 2002. The improvement is due to increased earnings, an increase in Non-cash (benefits) charges and other and from a reduction in cash payments related to the 2000 and 2001 special charges (see Note 3 to the consolidated financial statements).

Cash flow from operations decreased $19 million to $1,001 million in 2002 from $1,020 million in 2001. This marginal decrease related primarily to working capital, which reflected continued improvement in receivables and inventory management, more than offset by reductions in accounts payable.

Investing

Cash flow used for investing in 2003 totaled $992 million, an increase of $405 million from 2002. The increase is primarily related to the purchase of leased assets for $339 in June 2003 in response to favorable financing conditions (see Note 5 to the Consolidated Financial Statements) and increased capital expenditures for two new steam methane reformers to support North American hydrogen customers. Cash flow used for investing in 2002 totaled $587 million, a decrease of $176 million from 2001. This decrease was due to lower capital expenditures in most business units and decreased healthcare acquisitions versus 2001.The reduction of capital expenditures from 2001 to 2002 was in response to the economic slowdown in several markets, and increased financial rigor in Praxair’s capital appropriation process.

Acquisition expenditures for 2003 totaled $73 million, a decrease of $40 million from 2002. Acquisition expenditures for 2002 totaled $113 million, a decrease of $100 million from 2001. The decrease in both years was due to the smaller number of and amounts paid for acquisitions related to the North American healthcare and electronics businesses.

Divestitures and asset sales in 2003 totaled $64 million, an increase of $40 million from 2002. The increase is due primarily to the sale of Praxair’s Polish business for approximately $50 million. Divestitures and asset sales in 2002 totaled $24 million, a decrease of $21 million from 2001. The decrease is due largely to the absence of $17 million of sale proceeds in 2001 for the sale of an investment in Asia.

On a worldwide basis, capital expenditures for the full year 2004 are expected to be in the range of $700 million, anticipating additional investment in hydrogen infrastructure and significant investment in China to supply new contracts awarded in 2003. At December 31, 2003, $222 million of the capital expenditures had been approved and committed. Acquisition expenditures will depend on the availability of opportunities at attractive prices.

Financing

Praxair’s financing strategy is to secure sufficient funds to support its operations in the U.S. and around the world using a combination of local borrowing and intercompany funding to minimize the total cost of funds and to manage and centralize currency exchange exposures. Praxair manages its exposure to interest rate changes through the use of financial derivatives (see Note 15 to the consolidated financial statements and the section entitled “Market Risks and Sensitivity Analyses”).

At December 31, 2003, the company’s total debt outstanding was $2,816 million, an increase of $68 million from 2002. The December 31, 2003 debt balance is comprised of $2,352 million in public notes, $218 million in commercial paper, and the remaining $246 million represents primarily bank borrowings from around the world. As of December 31, 2003, there were no borrowings under Praxair’s $1 billion U.S. bank credit facility. As the result of strong operating cash flow and favorable liquidity, the company canceled its $500 million 364-day revolving credit facility. As a result of the company’s overall improved financial condition, Standard and Poor’s upgraded the company’s long-term debt rating from BBB+ to A- and Moody’s issued a favorable outlook on the company’s A3 rating. Commercial paper was rated P2 by Moody’s and A2 by Standard & Poor’s. At December 31, 2003, Praxair was in compliance with its borrowing covenants.

During 2003, Praxair repaid $300 million of 6.75% notes, $75 million of 6.625% notes, and $250 million of 6.15% notes that were due on March 1, 2003, March 15, 2003, and April 15, 2003, respectively. The repayments were funded through the issuance of commercial paper. During 2002, Praxair redeemed the 8.7% debentures due 2022 resulting in an additional $15 million charge recorded within interest expense for the year ended December 31, 2002.

During 2003, Praxair issued $350 million of 3.95% notes due 2013 and $300 million of 2.75% notes due 2008. The proceeds of these debt issuances were used to refinance commercial paper and purchase $339 million of previously leased assets. During 2002, Praxair issued $500 million of 6.375% notes due 2012 and $250 million of 4.75% notes due 2007. The proceeds were used to repay outstanding commercial paper.

Our debt-to-capital ratio decreased to 46.2% at December 31, 2003 from 52.3% at December 31, 2002. This decrease is due to an increase in the shareholders’ equity component of capital resulting from the impact of 2003 net income and favorable translation adjustments (see the “Five Year Financial Summary” on page 64 for a definition of debt-to-capital).

Off-Balance Sheet Arrangements and Contractual Obligations

The following table sets forth Praxair’s material contractual obligations and other commercial commitments as of December 31, 2003:

(Millions of dollars)	Contractual Obligations				Other Commercial Commitments

Due or Expiring by December 31,	Debt and Capitalized Lease Maturities	Obligations under Operating Leases	Unconditional Purchase Obligations	Total	Construction Commitments	Guarantees And Other	Total
2004	$389	$69	$108	$566	$197	$121	$318
2005	172	55	67	294	25	4	29
2006	282	42	49	373	--	--	--
2007	516	23	41	580	--	--	--
2008	556	12	33	601	--	4	4
Thereafter	901	17	118	1,036	--	--	--

	$2,816	$218	$416	$3,450	$222	$129	$351

Debt and capitalized lease maturities of $2,816 million are more fully described in Note 14 to the consolidated financial statements and are included on the company’s balance sheet as long- and short-term liabilities.

Obligations under operating leases of $218 million represent off-balance sheet, non-cancelable contractual obligations primarily for manufacturing and distribution equipment and office space. See Note 5 to the consolidated financial statements for further details.

Unconditional purchase obligations of $416 million represent contractual commitments under various long- and short-term take-or-pay arrangements with suppliers and are not included on Praxair’s balance sheet. These obligations are primarily minimum purchase commitments for electricity, natural gas and feedstock used to produce atmospheric gases, carbon dioxide and hydrogen. During 2003, payments under these contracts totaled $341 million, including $194 million for electricity and $83 million for natural gas. A significant portion of these risks are passed on to customers through similar take-or-pay contractual arrangements. Purchase obligations which are not passed along to customers do not represent a significant risk to Praxair. In addition, Praxair enters into contracts to purchase products and services that do not have minimum purchase provisions.

Construction commitments of $222 million represent outstanding commitments to customers or suppliers to complete authorized construction projects as of December 31, 2003. A significant portion of Praxair’s capital spending is related to the construction of new production facilities to satisfy customer commitments which may take a year or more to complete.

Guarantees and Other of $129 million include $80 million related to required minimum pension contributions and $49 million related to Praxair’s off-balance sheet contingent obligations under guarantees of certain debt of unconsolidated affiliates. Unconsolidated equity investees had total debt of approximately $145 million at December 31, 2003, which was non-recourse to Praxair with the exception of the guaranteed portions described above. Praxair has no financing arrangements with closely-held related parties.

See Note 20 to the consolidated financial statements for more information concerning commitments and contingencies. In addition, see Note 9 to the consolidated financial statements for a summary of long-term liabilities which consist primarily of pension and other post-retirement benefit costs (OPEB). Also, see the “Pension Benefits” section that follows for a discussion of funding obligations.

Pension Benefits

The company completed its year-end pension plan calculations in early January 2004 based on December 31, 2003 interest rates and asset values. As a result, the non-cash minimum pension liability recorded at December 31, 2003 was reduced by $13 million to $152 million at December 31, 2003 ($99 million after-tax) from $165 million at December 31, 2002 ($107 million after-tax). The adjustment to the pension liability did not affect net income as the offsetting, after-tax charge was made to accumulated other comprehensive income within shareholders’ equity.

Pension contributions were $34 million in 2003 ($7 million in 2002). Estimates of required 2004 contributions are in the range of $80 million assuming that interest rate relief legislation will become law. If interest rate relief is not enacted, then our estimates of the 2004 contributions are in the range of $130 million. In February 2004, contributions of $60 million were paid.

For 2004, Praxair will leave its expected return on plan assets in the U.S. at 8.5%, identical to 2003. In 2004, consolidated pension expense is expected to be approximately $35 million versus $26 million in 2003 and $15 million in 2002.

Insurance

Praxair purchases insurance to limit a variety of risks, including those related to workers compensation, liability (general, products, professional and vehicles) and property. Praxair retains limited potential liability related to deductible amounts. Liabilities related to reported and unreported claims incurred are included in long- and short-term liabilities.

CRITICAL ACCOUNTING POLICIES

The policies discussed below are considered by management to be critical to understanding Praxair’s financial statements and accompanying notes prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Their application places significant importance on management’s judgement as a result of the need to make estimates of matters that are inherently uncertain. Praxair’s financial position, results of operations and cash flows could be materially affected if actual results differ from estimates made. These policies are determined by management and have been reviewed by Praxair’s Audit Committee.

Depreciable Lives of Property, Plant and Equipment

Praxair’s net property, plant and equipment at December 31, 2003 was $5,252 million, representing 63% of the company’s consolidated total assets. Depreciation expense for the year ended December 31, 2003 was $517 million, or 11% of total operating costs. Management judgement is required in the determination of the estimated depreciable lives that are used to calculate the annual depreciation expense and accumulated depreciation.

Property, plant and equipment are recorded at cost and depreciated over the assets’ estimated useful lives on a straight-line basis for financial reporting purposes. The estimated useful life represents the projected period of time that the asset will be productively employed by the company and is determined by management based on many factors, including historical experience with similar assets, technological life cycles, geographic locations and contractual supply relationships with on-site customers. Circumstances and events relating to these assets, such as on-site contract modifications, are monitored to ensure that changes in asset lives or impairments (see “Asset Impairments” below) are identified and prospective depreciation expense or impairment expense is adjusted accordingly. Praxair’s largest asset values relate to cryogenic air separation production plants with average depreciable lives of 15 years.

Based upon the assets as of December 31, 2003, if depreciable lives of machinery and equipment, on average, were increased or decreased by one year, annual depreciation expense would be decreased by approximately $25 million or increased by approximately $30 million, respectively.

Pension Benefits

Pension benefits represent financial obligations that will be ultimately settled in the future with employees who meet eligibility requirements. Because of the uncertainties involved in estimating the timing and amount of future payments, significant estimates are required to calculate pension expense and liabilities related to the company’s plans. The company utilizes the services of several independent actuaries, whose models are used to facilitate these calculations.

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

The weighted average expected long-term rates of return on pension plan assets were 8.5% for U.S. plans and 8.0% for international plans at December 31, 2003. These rates are determined annually by management based on a weighted average of current and historical market trends, historical portfolio performance and the portfolio mix of investments. A 0.50% change in these expected long-term rates of return, with all other variables held constant, would change Praxair’s pension expense by approximately $5 million.

The weighted average discount rates for pension plan liabilities were 6.25% for U.S. plans and 6.0% for international plans at December 31, 2003. These rates are used to calculate the present value of plan liabilities and are determined annually by management based on market yields for high-quality fixed income investments on the measurement date. A 0.50% change in these discount rates, with all other variables held constant, would change Praxair’s pension expense by approximately $8 million and would impact the projected benefit obligation (PBO) by approximately $84 million.

The weighted average expected rates of compensation increase for Praxair’s pensions plans were 3.25% for U.S. plans and international plans at December 31, 2003. These estimated annual compensation increases are determined by management every year and are based on historical trends and market indices. A 0.50% change in the expected rate of compensation increase, with all other variables held constant, would change Praxair’s pension expense by approximately $4 million and would impact the projected benefit obligation (PBO) by approximately $23 million. A change in this assumption is usually consistent with a change in the discount rate assumption, and the earnings impacts generally offset one another.

Asset Impairment

At December 31, 2003, the company had goodwill of $1,075 million which represented excess purchase price for acquired businesses over the fair value of the net assets acquired. Management reviews goodwill for impairment annually or when events or circumstances indicate that its value may have declined. In order to evaluate impairment of goodwill, assumptions about the future condition and operations of the business unit to which the goodwill asset relates are made. These assumptions are applied to complex models in which we estimate the fair value of the business unit utilizing projected future cash flows, multiples of earnings and sales and other factors. Using these models, management determines whether an impairment charge is required to reduce goodwill to its estimated fair value.

This evaluation process is complex and involves subjective assumptions about future events and discount factors to be applied to projected cash flows. Estimated values can be affected by many factors beyond the company’s control such as business and economic trends, government regulation, and technological changes. Management believes that the assumptions made to evaluate goodwill impairment are appropriate and reasonable. However, changes in circumstances or conditions affecting these assumptions could result in impairment charges in future periods that may be material. At January 1, 2002, the company adopted SFAS 142 and employing the methodologies noted, determined that goodwill for six reporting units was impaired, which resulted in a pre-tax impairment charge of $146 million. At December 31, 2003, the remaining goodwill has been assigned to eight reporting units in amounts ranging from $7 million to $739 million.

The impairment evaluation process for property, plant and equipment uses projected undiscounted future cash flows. This test is performed when circumstances and events indicate that the carrying amount of an individual asset or grouping of assets may not be recoverable. Should undiscounted cash flows be less than the carrying amount of the assets, an impairment charge reducing the carrying amount to fair value is required. Fair value is determined based on the most appropriate valuation technique, including discounted cash flows.

Income Taxes

At December 31, 2003, Praxair had deferred tax assets of $569 million (net of valuation allowances of $99 million), and deferred tax liabilities of $802 million. Income tax expense was $174 million for the year ended December 31, 2003.

In the preparation of consolidated financial statements, Praxair estimates income taxes based on diverse and complex regulations that exist in various jurisdictions where we conduct business. Deferred income tax assets and liabilities represent tax benefits or obligations that arise from temporary differences due to differing treatment of certain items for accounting and income tax purposes. Praxair evaluates deferred tax assets each period to ensure that estimated future taxable income will be sufficient in character (e.g. capital gain versus ordinary income treatment), amount and timing to result in their recovery. We establish a valuation allowance when management determines that it is more likely than not that a deferred tax asset will not be realized to reduce the assets to their realizable value. Considerable judgements are required in establishing deferred tax valuation allowances and in assessing probable exposures related to tax matters. Our tax returns are subject to audit and local taxing authorities could challenge our tax positions. The company’s practice is to review tax-filing positions by jurisdiction and to record provisions for probable tax assessments, including interest and penalties, if applicable. Praxair believes it records and/or discloses such potential tax liabilities as appropriate and has reasonably estimated its income tax liabilities and recoverable tax assets.

NEW ACCOUNTING STANDARDS

See Notes 1 and 2 to the consolidated financial statements for information concerning new accounting standards and for information regarding accounting changes, respectively.

MARKET RISKS AND SENSITIVITY ANALYSES

Praxair is exposed to market risks relating to fluctuations in interest rates and currency exchange rates. The objective of financial risk management at Praxair is to minimize the negative impact of interest rate and foreign exchange rate fluctuations on the company’s earnings, cash flows and equity.

To manage these risks, Praxair uses various derivative financial instruments, including interest rate swaps, currency swaps, forward contracts and commodity contracts. Praxair only uses commonly traded and non-leveraged instruments. These contracts are entered into primarily with major banking institutions thereby minimizing the risk of credit loss. Also, refer to Notes 2 and 15 to the consolidated financial statements for a more complete description of Praxair’s accounting policies and use of such instruments.

The following discussion presents the sensitivity of the market value, earnings and cash flows of Praxair’s financial instruments to hypothetical changes in interest and exchange rates assuming these changes occurred at December 31, 2003. The range of changes chosen for these discussions reflect Praxair’s view of changes which are reasonably possible over a one-year period. Market values are the present values of projected future cash flows based on interest rate and exchange rate assumptions.

Interest Rate and Debt Sensitivity Analysis

At December 31, 2003, Praxair had debt totaling $2,816 million ($2,748 million at December 31, 2002). At December 31, 2003, no interest rate swap agreements existed. At December 31, 2002, a $100 million interest rate swap agreement converted outstanding floating rate operating lease payments to fixed rate payments for the period of the swap agreement which matured in 2003. Interest rate swaps are entered into as hedges of underlying financial instruments to effectively change the characteristics of the interest rate without actually changing the underlying financial instrument. For fixed rate instruments, interest rate changes affect the fair market value but do not impact earnings or cash flows. Conversely, for floating rate instruments, interest rate changes generally do not affect the fair market value but impact future earnings and cash flows, assuming other factors are held constant.

At December 31, 2003, Praxair had fixed rate debt of $2,465 million and floating rate debt of $351 million, representing 88% and 12%, respectively, of total debt. At December 31, 2002, Praxair had fixed rate debt of $2,447 million and floating rate debt of $301 million, representing 89% and 11%, respectively, of total debt. Holding other variables constant (such as foreign exchange rates, swaps and debt levels), a one percentage point decrease in interest rates would increase the unrealized fair market value of the fixed rate debt by approximately $119 million ($94 million in 2002). At December 31, 2003 and 2002, the after-tax earnings and cash flows impact for next year resulting from a one percentage point increase in interest rates would be approximately $2 million, holding other variables constant.

Exchange Rate Sensitivity Analysis

Praxair’s exchange rate exposures result primarily from its investments and ongoing operations in South America (primarily Brazil, Argentina and Venezuela), Europe (primarily Spain and Italy), Canada, Mexico, Asia (primarily China, India, Korea and Thailand) and other business transactions such as the procurement of equipment from foreign sources. Among other techniques, Praxair utilizes foreign exchange forward contracts to hedge these exposures. At December 31, 2003, Praxair had $512 million notional amount ($433 million at December 31, 2002) of foreign exchange contracts of which $502 million ($223 million in 2002) are to hedge recorded balance sheet exposures or firm commitments and $10 million ($210 million in 2002) are to hedge anticipated future net income. At December 31, 2003, Praxair’s net income hedges relate to anticipated 2004 net income in Canada.

Holding other variables constant, if there were a 10% adverse change in foreign currency exchange rates for the portfolio, the fair market value of foreign currency contracts outstanding at December 31, 2003 would decrease by approximately $38 million ($28 million at December 31, 2002). Of this decrease, about $1 million ($14 million at December 31, 2002) would impact earnings and the remaining $37 million would be offset by an equal but offsetting gain or loss on the foreign currency fluctuation of the underlying exposure being hedged ($14 million at December 31, 2002).

OUTLOOK

For the full year of 2004, Praxair expects sales growth in the range of 6% to 10%, and operating profit growth of 8% to 14% from 2003. Guidance for diluted earnings per share is $1.90 to $2.05, reflecting growth of 8% to 15%, and assuming a higher effective tax rate of 25%. Full-year capital expenditures are expected to be approximately $700 million, anticipating additional investment in hydrogen infrastructure and investment in China to supply new contracts awarded in 2003.

Praxair provides quarterly updates on operating results, material trends that may affect financial performance, and financial earnings guidance via quarterly earnings releases and investor teleconferences. In addition, Praxair issues press releases whenever significant events occur which may affect financial performance. These materials are available on our website: www.praxair.com.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations – Praxair, Inc. (Praxair or company) is one of the largest industrial gases companies worldwide, the largest in North and South America. Praxair produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings to a diverse group of industries including aerospace, chemicals, electronics, energy, food and beverage, healthcare, manufacturing and metals.

Principles of Consolidation – The consolidated financial statements include the accounts of all significant subsidiaries where control exists and, in limited situations, variable interest entities where the company is the primary beneficiary. Equity investments generally consist of 20-50% owned operations where the company exercises significant influence. Operations less than 20% owned, where the company does not exercise significant influence, are generally carried at cost. Pre-tax income from equity investments that are partnerships or limited liability corporations (LLC) is included in Other income (expenses) – net with related taxes included in income taxes and remaining equity earnings are reported as income from equity investments, net of income taxes. Partnership and LLC net assets are reported as equity investments in the balance sheet. Significant intercompany transactions are eliminated and any significant related party transactions have been disclosed.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and to disclose contingent assets and liabilities at the date of the financial statements during the reporting period. While actual results could differ, management believes such estimates to be reasonable.

Revenue Recognition – Revenue is recognized when: a firm sales agreement exists; product is shipped or services are provided to customers; and collectibility of the fixed or determinable sales price is reasonably assured. A small portion of the company’s revenues relate to long-term construction contracts and are recognized using the percentage-of-completion method. Under this method, revenues from sales of major equipment, such as large air separation facilities, are recognized primarily based on cost incurred to date compared with total estimated cost. Changes to total estimated cost and anticipated losses, if any, are recognized in the period determined. For contracts that contain multiple products and/or services, amounts assigned to each component are based on its objectively determined fair value, such as the sales price for the component when it is sold separately or competitor prices for similar components. Sales returns and allowances are not a normal practice in the industry and are de minimis.

Amounts billed for shipping and handling fees are recorded as sales, generally on FOB destination terms, and costs incurred for shipping and handling are recorded as cost of sales.

Cash Equivalents – Cash equivalents are considered to be highly liquid securities with original maturities of three months or less.

Inventories – Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for certain U.S. operations and the average cost method for most other operations.

Property, Plant and Equipment – Net – Property, plant and equipment are carried at cost, net of accumulated depreciation. The company capitalizes interest as part of the cost of constructing major facilities (see Note 6). Depreciation is calculated on the straight-line method based on the estimated useful lives of the assets, which range from 3 to 40 years (see Note 10). Praxair uses accelerated depreciation methods for tax purposes where appropriate.

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

Foreign Currency Translation – For international subsidiaries where the local currency is the functional currency, translation gains and losses are reported as part of the accumulated other comprehensive income (loss) component of shareholders’ equity as a cumulative translation adjustment (see Note 9). For international subsidiaries operating in hyperinflationary economies, the U.S. dollar is the functional currency and translation gains and losses are included in income.

Financial Instruments – Praxair enters into various derivative financial instruments to manage its exposure to fluctuating interest and currency exchange rates and energy costs. Such instruments primarily include interest rate swap agreements; currency swap, forward contracts; and commodity swap agreements. These instruments are not entered into for trading purposes. Praxair only uses commonly traded and non-leveraged instruments.

Effective January 1, 2001, Praxair adopted Statement of Financial Accounting Standards (SFAS) 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS 137, 138 and 149. SFAS 133 requires all derivatives to be recorded on the balance sheet at fair value. There are two types of derivatives the company enters into: hedges of fair value exposures and hedges of cash flow exposures. Fair value exposures relate to recognized assets or liabilities, and firm commitments; while cash flow exposures relate to the variability of future cash flows associated with recognized assets or liabilities, or forecasted transactions.

When a derivative is executed and hedge accounting is appropriate, it is designated as either a fair value hedge or a cash flow hedge. Currently, Praxair designates all interest rate and commodity swap agreements as hedges; however, currency contracts are generally not designated as hedges for accounting purposes. All derivatives are linked to an appropriate underlying exposure. On an ongoing basis, the company assesses the hedge effectiveness of all derivatives designated as hedges to determine if they continue to be highly effective in offsetting changes in fair values or cash flows of the underlying hedged items. If it is determined that the hedge is not highly effective, then hedge accounting will be discontinued prospectively.

Changes in the fair value of derivatives designated as fair value hedges are recognized in earnings as an offset to the change in the fair values of the exposures being hedged. The changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other comprehensive income (loss) and are recognized in earnings as the underlying hedged transaction occurs. Any ineffectiveness is recognized in earnings immediately. Derivatives that are entered into for risk management purposes and are not designated as hedges (primarily related to projected net income and currency derivatives other than for firm commitments) are recorded at their fair market values and recognized in current earnings.

Praxair records hedging activity related to debt instruments in interest expense and hedging related to lease obligations and commodity contracts in operating profit. The company recognizes the changes in the fair value associated with currency contracts as follows: hedges of balance sheet exposures, firm commitments and anticipated future net income are recognized in other income (expense) – net and generally offset the underlying hedged items; hedges of net investments in foreign subsidiaries are recognized in the cumulative translation adjustment component of accumulated other comprehensive income (loss) on the consolidated balance sheet to offset translation gains and losses associated with the hedged net investment.

Praxair uses the following methods and assumptions to estimate the fair value of each class of financial instrument. The fair value of interest rate swaps and currency exchange contracts is estimated based on market prices obtained from independent dealer or market quotes. The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues. Due to their nature, the carrying value of cash, short-term investments and short-term debt, receivables and payables approximates fair value.

Goodwill – When a business is acquired, the excess of the purchase price over the fair value of the assets and liabilities acquired is recorded as goodwill (see Note 12). In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS 142, “Goodwill and Other Intangible Assets,” which eliminated the amortization of goodwill effective January 1, 2002. Goodwill is reviewed annually in April and when circumstances or other events indicate that impairment may have occurred. Also, in accordance with SFAS 141, “Business Combinations,” goodwill related to acquisitions after June 30, 2001 has not been amortized.

Prior to SFAS 142, previous accounting standards required goodwill to be amortized over the estimated period of benefit up to 40 years.

Other Intangible Assets – Patents are recorded at historical cost and are amortized over their remaining useful lives. Trademarks and other intangibles are amortized over the estimated period of benefit. Praxair periodically evaluates the recoverability of patents, trademarks and other intangibles by assessing whether the unamortized balance can be recovered over its remaining life through cash flows generated by the related assets. When expected undiscounted cash flows are less than the carrying value of the intangible asset, an impairment loss will be recognized.

Income Taxes – Deferred income taxes are recorded for the temporary differences between the financial statement and tax bases of assets and liabilities using current tax rates. Valuation allowances are established against deferred tax assets whenever circumstances indicate that it is more likely than not that such assets will not be realized in future periods. The provision for income taxes includes probable exposures for tax matters.

Pension and Other Retirement Programs – Most Praxair employees worldwide are covered by various pension plans. The cost of pension benefits under these plans is determined using the “projected unit credit” actuarial cost method. Funding of pension plans varies and is in accordance with local laws and practices.

Praxair accrues the cost of retiree life and health insurance benefits during the employees’ service period when such benefits are earned.

Post-employment Benefits – Praxair recognizes the estimated cost of future benefits provided to former and inactive employees after employment but before retirement on the accrual basis.

Stock Split – On October 28, 2003, Praxair’s board of directors declared a two-for-one split of the company’s common stock. The stock split was effected in the form of a stock dividend of one additional share for each share owned by stockholders of record on December 5, 2003, and each share held in treasury as of the record date. The additional shares were distributed to such holders on December 15, 2003. Information pertaining to shares, earnings per share and dividends per share has been restated in the accompanying financial statements except for the statement of shareholders’ equity and related footnotes to reflect this split.

Stock-based Compensation – Praxair accounts for incentive plans and stock options using the provisions of Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees.” Pro forma information required by SFAS 123, “Accounting for Stock-Based Compensation,” as amended by SFAS 148, requires Praxair to disclose pro forma net income and pro forma earnings per share amounts as if compensation expense was recognized based on fair values for options granted after 1994. Pro forma net income and the related basic and diluted earnings per share amounts would be as follows:

(Dollar amounts in millions, except per share data)
Year Ended December 31,	2003	2002	2001

NET INCOME
As reported	$585	$409	$430
Less: total stock-based employee
compensation expense determined under fair value
based method for all awards, net of related tax
effects	(27)	(25)	(32)

Pro forma net income	$558	$384	$398

BASIC EARNINGS PER SHARE
As reported	$1.79	$1.26	$1.33
Pro forma	$1.71	$1.18	$1.23
DILUTED EARNINGS PER SHARE
As reported	$1.77	$1.24	$1.31
Pro forma	$1.69	$1.17	$1.21

The weighted average fair value of options granted during 2003 was $18.47 ($21.37 in 2002 and $16.15 in 2001). These values, which were used as a basis for the pro forma disclosures, were estimated using the Black-Scholes Options-Pricing Model with the following weighted average assumptions used for grants in 2003, 2002, and 2001:

Year Ended December 31,	2003	2002	2001

Dividend yield	1.3%	1.2%	1.2%
Volatility	36.5%	35.8%	35.6%
Risk-free interest rate	2.9%	4.5%	4.7%
Expected term - years	6	6	5

These pro forma disclosures may not be representative of the effects for future years as options vest over several years and additional awards generally are made each year.

Recently Issued Accounting Standards –In 2003, the FASB added stock-based compensation to its technical agenda and may require all companies to expense the fair value of employee stock options as earned starting in 2005. Until a new statement is issued, the provisions of SFAS 123 (as amended by SFAS 148), which permit the continued use of the intrinsic value method, remain in effect.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities,” and substantially revised the statement throughout 2003 which is effective December 31, 2003 for Praxair. The implementation of this standard and its subsequent revisions did not have a material impact on Praxair’s financial condition or results of operations.

In May 2003, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on Issue 01-8, “Determining Whether an Arrangement Contains a Lease” (EITF 01-8), that outlines specific criteria for determining when a supply arrangement or portion thereof should be accounted for as a lease. EITF 01-8 became effective for Praxair for certain on-site supply arrangements entered into or modified after June 30, 2003 that are dependent upon specific assets used to supply primarily one customer. An arrangement may be considered in part a lease if, among other things, no other asset can be effectively substituted to supply the customer and if there are no other customers using more than a minor amount of the asset in question. Praxair believes that certain of its product supply arrangements may be considered leases under EITF 01-8, however, any resulting prospective change in accounting treatment has not had a material impact on Praxair’s financial condition or results of operations.

In May 2003, the EITF finalized Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (EITF 00-21). During December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) 104, “Revenue Recognition,” which incorporated EITF 00-21. The impact of adopting EITF 00-21 and SAB 104 was not material to Praxair’s financial condition or results of operations.

In December 2003, the FASB issued a revision to SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” and requires new annual disclosures about the types of plan assets, investment strategy, measurement date, plan obligations, and cash flows as well as the components of the net periodic benefit cost recognized in interim periods. This statement is effective December 31, 2003 for Praxair except for the requirements to disclose future benefit payments and international plan asset information, which will be effective December 31, 2004. Accordingly, Praxair has expanded its pension disclosures (see Note 19).

In January 2004, the FASB issued FASB Staff Position (FSP) 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” which permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to defer accounting for the effects of the Act until the impact can be determined. Accordingly, as of and for the year ended December 31, 2003, the consolidated financial statements and accompanying notes do not reflect the effects of the Act on the Plan. Specific authoritative guidance on the accounting for the federal subsidy is pending and Praxair will implement the appropriate accounting when the standard is finalized.

Reclassifications – Certain prior years’ amounts have been reclassified to conform to the current year’s presentation.

NOTE 2. ACCOUNTING CHANGES

2002 Goodwill Impairment – Praxair adopted SFAS 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002. Under the new rule, companies no longer amortize goodwill or indefinite-lived intangible assets (see Note 12). The rule required the company to perform an initial assessment of whether there is an indication that the carrying value of goodwill is impaired. During the second quarter of 2002, Praxair completed the initial impairment test and concluded that certain of its goodwill was impaired, resulting in a non-cash after-tax charge of $139 million or $0.42 per share on a diluted basis. The charge includes the $144 million goodwill write-down, a $2 million charge for goodwill held on an equity investment, which was recorded as a write-down of the investment, and is also net of a $7 million tax benefit. The charge was recorded as a cumulative effect of an accounting change, retroactive to January 1, 2002.

The following is a summary of the impairment charge by business segment, net of a $7 million tax benefit:

(Millions of dollars) Segment	Reporting Unit	Charge

South America	Southern Cone, Andean Region	$80
Europe*	Poland, Israel	20
Asia	India	17
Surface Technologies	Aviation Services	22

		$139

*	Includes $2 million related to a non-consolidated equity investment.

This assessment must be conducted at least annually at the reporting unit level, and any such impairment must be recorded as a charge to operating earnings. The annual impairment tests for 2002 and 2003 were performed and no additional impairments were indicated.

2001 Derivatives – Effective January 1, 2001, Praxair adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS 137 and 138. SFAS 133 requires all derivatives to be recorded on the balance sheet at fair value. At January 1, 2001, Praxair recorded a one-time after-tax charge as a cumulative effect adjustment for the initial adoption of SFAS 133 totaling $2 million in its consolidated statement of operations, and a deferred loss of $4 million in the accumulated other comprehensive income (loss) component of shareholders’ equity in the condensed consolidated balance sheet (see Notes 1, 14 and15).

NOTE 3. 2001 SPECIAL CHARGES

In the third quarter of 2001, Praxair recorded pre-tax charges totaling $70 million, including $40 million for severance and $30 million for asset write-offs, plant closings and other costs. The special charges were recorded as follows: cost of goods sold, $7 million; selling, general and administrative, $5 million; other income (expenses) – net, $58 million and their income tax benefit was $13 million. The net impact of the charges was $57 million after taxes, or $0.17 per diluted share. The cash requirements of the after-tax charge were originally estimated to be approximately $32 million.

The severance costs, totaling $40 million, were for the elimination of approximately 950 positions in all segments in response to weaker economic conditions and an expected further slowdown in the aviation industry and new business strategies in South America. As of December 31, 2002, all personnel reductions related to these charges had been completed.

Other costs totaling $30 million included asset write-offs and plant closings, partially offset by gains on sales of assets and investments totaling $9 million, and a benefit policy change.

The North America actions related primarily to the elimination of 280 positions in the U.S. industrial and packaged gases business, with smaller reductions in Canada and Mexico. The actions also included certain asset write-offs, partially offset by a benefit policy change.

In South America, the implementation of new business strategies eliminated about 130 positions and certain assets were written down. The company placed greater emphasis on cash flow generation and focused sales growth on less capital-intensive technology and service initiatives.

Surface Technologies is a leading supplier of high-performance coatings and repair services for aircraft engines and parts. As a result of certain events during 2001, Surface Technologies anticipated a decline in commercial aircraft engine production and servicing, which expected to be only partially offset by an increase in military orders. As a result, Praxair downsized its aviation business, by reducing its workforce by about 310 positions and consolidated its service locations.

Corporate actions included the elimination of approximately 140 positions in plant engineering and construction, and corporate staff groups, consolidating and focusing its industrial gases research and development programs, including closing a research location, and certain asset write-offs. Asia actions included the elimination of approximately 50 positions. Partially offsetting these costs was a gain on a property sale and a gain on the sale of an equity investment. The charge also included the termination of about 40 positions in Europe.

The table below summarizes the activity in the accrual for special charges for 2001 and earlier years. The remaining accrual at December 31, 2003 contains $1 million related to the 2001 special charges and $15 million related to future lease payments from earlier programs.

(Millions of dollars)	Severance	Other Charges	Total Accrual

Balance, December 31, 2000	$45	$33	$78
Restructuring and other actions	40	30	70
Adjustments	(4)	4	--
2001 activity	(36)	(41)	(77)

Balance, December 31, 2001	45	26	71
Adjustments	(7)	(1)	(8)
2002 activity	(29)	(4)	(33)

Balance, December 31, 2002	9	21	30
Adjustments	(2)	(4)	(6)
2003 activity	(6)	(2)	(8)

Balance, December 31, 2003	$1	$15	$16

NOTE 4. SEGMENT INFORMATION

Praxair operates principally in the industrial gases business through four geographic operating segments: North America, Europe, South America and Asia. In addition, Praxair operates its worldwide Surface Technologies business through its wholly owned subsidiary, Praxair Surface Technologies, Inc. The All Other category is composed of unallocated and/or one-time corporate items.

Praxair evaluates the performance of its operating segments based primarily on operating profit, excluding intercompany royalties and special charges. Sales are determined based on the country in which the legal subsidiary is domiciled. Corporate and globally managed expenses, and research and development costs relating to Praxair’s global industrial gases business, are allocated to operating segments based on sales. Long-lived assets include property, plant and equipment, and patents, trademarks and goodwill.

The table below presents information about reported segments for the years ended December 31, 2003, 2002, and 2001:

(Millions of dollars)	2003	2002	2001

SALES
North America	$3,627	$3,351	$3,434
Europe	699	589	537
South America	708	632	674
Asia	389	324	255
Surface Technologies	400	394	410
Eliminations	(210)	(162)	(152)

	$5,613	$5,128	$5,158

OPERATING PROFIT (a)
North America	$548	$557	$545
Europe	170	139	119
South America	114	134	129
Asia	64	51	38
Surface Technologies	26	35	39
All Other	--	7	--

	$922	$923	$870

TOTAL ASSETS (b)
North America	$4,638	$4,366	$4,382
Europe	1,145	852	737
South America	1,275	1,016	1,464
Asia	707	653	617
Surface Technologies	540	514	515

	$8,305	$7,401	$7,715

(continued)

(Millions of dollars)	2003	2002	2001

DEPRECIATION AND AMORTIZATION (c)
North America	$313	$296	$306
Europe	59	49	46
South America	60	61	79
Asia	50	43	33
Surface Technologies	35	34	35

	$517	$483	$499

CAPITAL EXPENDITURES AND ACQUISITIONS
North America (Note 5)	$763	$359	$491
Europe	115	69	62
South America	88	98	142
Asia	56	59	82
Surface Technologies	34	26	31

	$1,056	$611	$808

SALES BY MAJOR COUNTRY
United States	$2,834	$2,709	$2,848
Brazil	557	487	484
All Other-- foreign	2,222	1,932	1,826

	$5,613	$5,128	$5,158

LONG-LIVED ASSETS BY MAJOR COUNTRIES
United States	$3,260	$3,020	$2,924
Brazil	765	592	855
All Other-- foreign	2,358	2,089	2,218

	$6,383	$5,701	$5,997

(a)	Praxair recorded pre-tax charges totaling $70 million in the third quarter of 2001, which is not included in Praxair’s management reporting definition of operating profit (see Note 3). Segment operating profit in 2001 excluded $70 million of special charges as follows: North America, $26 million; Europe, $3 million; South America, $30 million; Surface Technologies, $4 million; and All Other $7 million.

(b)	Includes equity investments as of December 31:

(Millions of dollars)	2003	2002	2001

North America	$53	$70	$82
Europe	110	92	76
Surface Technologies	1	(2)	--
Asia	18	24	40

	$182	$184	$198

(c)	Effective in 2002, Praxair adopted SFAS 142 which eliminated the amortization of goodwill prospectively. Goodwill amortization included in the year ended December 31, 2001 was $38 million as follows: North America, $20 million; Europe, $4 million; South America, $9 million; Asia, $3 million; and Surface Technologies, $2 million.

NOTE 5. LEASES

Operating leases, primarily involving manufacturing and distribution equipment and office space, represent noncancelable commitments extending for more than one year which require future minimum payments totaling $218 million at December 31, 2003 as follows: 2004, $69 million; 2005, $55 million; 2006, $42 million; 2007, $23 million; 2008, $12 million; and $17 million thereafter. The present value of these future lease payments under operating leases is approximately $199 million. Included in these totals are $28 million of lease commitments to Praxair’s former parent company, principally for office space. Total lease and rental expenses under operating leases were $93 million in 2003, $96 million in 2002, and $110 million in 2001.

During June 2003, Praxair terminated leases for U.S. liquid storage equipment and distribution equipment, and for production facilities along the U.S. Gulf Coast and purchased the underlying equipment for a total of $339 million. The equipment leases originated in 1998 and 1999 in sale-leaseback transactions. On June 30, 2003, Praxair purchased the equipment for $230 million and reduced the carrying value of the equipment by deferred gains of $152 million from the original sale-leaseback transactions. The U.S. Gulf Coast leases were initiated by CBI Industries, Inc. (CBI) and were subsequently assumed by Praxair in its acquisition of CBI in 1996. On June 27, 2003, Praxair terminated the leases and purchased the production facility assets for approximately $109 million.

NOTE 6. SUPPLEMENTARY INCOME STATEMENT INFORMATION

(Millions of dollars) Year Ended December 31,	2003	2002	2001

COST OF SALES EXCLUSIVE OF DEPRECIATION AND
AMORTIZATION
Cost of sales	$3,328	$2,950	$3,053
Special charges (Note 3)	--	--	7

	$3,328	$2,950	$3,060

SELLING, GENERAL AND ADMINISTRATIVE
Selling	$375	$356	$334
General and administrative	391	395	360
Special charges (Note 3)	--	--	5

	$766	$751	$699

DEPRECIATION AND AMORTIZATION
Depreciation and other	$510	$478	$457
Goodwill amortization	--	--	38
Amortization of other intangibles	7	5	4

	$517	$483	$499

OTHER INCOME (EXPENSES) - NET
Investment income	$--	$9	$10
Net income hedges (a)	(9)	17	(8)
Other currency	(4)	1	5
Partnership income	10	9	13
Special charges (Note 3)	6	8	(58)
Severance expense	(12)	(3)	(2)
Other	4	7	6

	$(5)	$48	$(34)

INTEREST EXPENSE
Interest incurred on debt	$165	$202	$241
Bond call premium (Note 14)	--	15	--
Interest capitalized	(9)	(9)	(17)
Amortization of swap termination costs (Note 15)	(5)	(2)	--

	$151	$206	$224

MINORITY INTERESTS
Minority interests	$(24)	$(19)	$(16)
Preferred stock dividends	--	(1)	(2)

	$(24)	$(20)	$(18)

(a)	Represents net losses from hedges in 2003, primarily in Brazil and Europe. Net gains from hedges in 2002 and net losses in 2001 were primarily in Brazil and Mexico.

NOTE 7. PROVISION FOR INCOME TAXES

Pre-tax income applicable to U.S. and foreign operations is as follows

(Millions of dollars) Year Ended December 31,	2003	2002	2001

United States	$213	$233	$210
Foreign
	558	484	366

Total income before income taxes	$771	$717	$576

The following is an analysis of the provision for income taxes:

(Millions of dollars) Year Ended December 31,	2003	2002	2001

CURRENT TAX EXPENSE
U.S. Federal	$39	$25	$38
State and local	1	5	3
Foreign	101	91	58

	141	121	99

DEFERRED TAX EXPENSE (BENEFIT)
U.S. Federal	(9)	50	30
Foreign	42	(13)	6

	33	37	36

Total income taxes	$174	$158	$135

An analysis of the difference between the provision for income taxes and the amount computed by applying the U.S. statutory income tax rate to pre-tax income follows:

(Dollar amounts in millions) Year Ended December 31,	2003		2002		2001

U.S. statutory income tax rate	$270	35.0%	$251	35.0%	$202	35.0%
State and local taxes	1	0.1%	3	0.4%	2	0.3%
U.S. tax credits and deductions (a)	(23)	-3.0%	(4)	-0.6%	(12)	-2.1%
Foreign tax rate differentials (b)	(53)	-6.8%	(92)	-12.8%	(47)	-8.2%
Tax audit settlement (c)	(10)	-1.3%	--	--	--	--
Other-- net	(11)	-1.4%	--	--	(10)	-1.6%

Provision for income taxes	$174	22.6%	$158	22.0%	$135	23.4%

(a)	U.S. tax credits and deductions relate to research and experimentation tax credits, capital loss deductions and donations of certain intellectual property.
(b)	Foreign tax rate differentials include various tax incentives in Spain. The company also operates in various jurisdictions in Asia and South America that currently offer tax holidays.
(c)	The tax audit settlement represents a non-recurring benefit resulting from the settlement of various tax matters in the United States.

The company recognized $15 million and $23 million during 2002 and 2001, respectively, of tax benefits related to current-year foreign net operating losses.

The company has implemented various tax planning strategies minimizing its state tax liabilities.

During 2003, the taxing authority in Italy decreased its top marginal rate. During 2002, taxing authorities in Belgium, Canada, France and Italy decreased their top marginal tax rates. The effects of these tax rate changes were immaterial.

A provision has not been made for additional federal or foreign taxes at December 31, 2003 on $1,071 million of undistributed earnings of foreign subsidiaries because Praxair has planned to reinvest these funds indefinitely. These earnings could become subject to additional tax if they are remitted as dividends, loaned to Praxair, or upon sale of the subsidiary’s stock. It is not practicable to estimate the amount or timing of the additional tax, if any, that might eventually be paid on the foreign earnings.

NOTE 8. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income for the period by the weighted average number of Praxair common shares outstanding. Diluted earnings per share is computed by dividing net income for the period by the weighted average number of Praxair common shares outstanding and dilutive common stock equivalents, as follows:

	2003	2002	2001

NUMERATOR (MILLIONS OF DOLLARS)
Income before cumulative effect
of accounting changes	$585	$548	$432
Cumulative effect of accounting changes
	--	(139)	(2)

Net income	$585	$409	$430

DENOMINATOR (THOUSANDS OF SHARES)
Weighted average shares outstanding	325,198	324,311	321,782
Shares earned and issuable under
compensation plans	1,190	1,225	1,238

Weighted average shares used
in basic earnings per share	326,388	325,536	323,020
Effect of dilutive securities:
Convertible debt
	269	55	90
Employee stock options	4,334	3,898	3,904

Weighted average shares
used in diluted earnings per share	330,991	329,489	327,014

BASIC EARNINGS PER COMMON SHARE
Income before cumulative effect
of accounting changes	$1.79	$1.68	$1.34
Net income	$1.79	$1.26	$1.33

DILUTED EARNINGS PER COMMON SHARE
Income before cumulative effect
of accounting changes	$1.77	$1.66	$1.32
Net income	$1.77	$1.24	$1.31

Stock options for 2,420,200 and 4,907,790 shares were not included in the computation of diluted earnings per share for the years ended December 31, 2002 and 2001, respectively, because the exercise prices were greater than the average market price of the common stock. In 2003, no stock options were excluded from the computation.

NOTE 9. SUPPLEMENTARY BALANCE SHEET INFORMATION

(Millions of dollars)
December 31,	2003	2002

ACCOUNTS RECEIVABLE
Trade	$975	$889
Other	44	29

	1,019	918
Less: allowance for doubtful accounts (a)	(57)	(58)

	$962	$860

INVENTORIES (b)
Raw materials and supplies	$83	$78
Work in process	33	31
Finished goods	186	168

	$302	$277

PREPAID AND OTHER CURRENT ASSETS
Deferred income taxes (Note 11)	$66	$63
Pension assets (Note 19)	7	4
Other	62	43

	$135	$110

OTHER LONG-TERM ASSETS
Deposits	$27	$21
Insurance contracts (c)	73	69
Pension assets (Note 19)	60	--
Other	131	140

	$291	$230

OTHER CURRENT LIABILITIES
Accrued expenses	$130	$128
Payrolls	76	68
Pension and postretirement costs (Note 19)	87	37
Other	152	177

	$445	$410

OTHER LONG-TERM LIABILITIES
Pension and postretirement costs (Note 19)	$491	$516
Other	425	310

	$916	$826

DEFERRED CREDITS
Deferred income taxes (Note 11)	$299	$293
Deferred gain on sale leaseback (Note 5)	--	152
Other	29	16

	$328	$461

(Millions of dollars)
December 31,	2003	2002

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Cumulative translation adjustment
North America	$(165)	$(190)
South America (d)	(1,041)	(1,189)
Europe	7	(106)
Asia	(61)	(69)
Surface Technologies	8	(11)

	(1,252)	(1,565)
Derivatives - net of taxes (e)	(1)	(1)
Minimum pension liability (net of $53 million and $58
million taxes in 2003 and 2002, respectively)	(99)	(107)

	$(1,352)	$(1,673)

(a)	Provisions to the allowance for doubtful accounts were $26 million, $40 million and $35 million in 2003, 2002, and 2001, respectively.
(b)	Approximately 19% and 26% of total inventories were valued using the LIFO method at December 31, 2003 and 2002, respectively. If inventories had been valued at current costs, they would have been approximately $25 million and $26 million higher than reported at December 31, 2003 and 2002, respectively.
(c)	Consists primarily of insurance contracts to be utilized for a non-qualified pension and OPEB obligations (see Note 19).
(d)	Consists primarily of currency translation adjustments in Brazil and Argentina.
(e)	The derivatives component of accumulated other comprehensive income (loss) relates to the adoption of SFAS 133 (see Notes 2 and 15). The table below summarizes the 2002 and 2003 activity:

(Millions of dollars)

Balance, December 31, 2001	$(4)
Change in fair value	(4)
Reclassified to earnings - interest expense	5
Reclassified to earnings - operating profit	2

Balance, December 31, 2002	(1)
Change in fair value	--

Balance, December 31, 2003	$(1)

NOTE 10. PROPERTY, PLANT AND EQUIPMENT – NET

Significant classes of property, plant and equipment are as follows:

(Millions of dollars) December 31,	2003	2002

Machinery and equipment	$9,504	$8,273
Buildings	643	575
Construction in progress and other	421	338
Land and land improvements	227	241

	10,795	9,427
Less: accumulated depreciation	(5,543)	(4,761)

	$5,252	$4,666

Machinery and equipment includes production plants, tanks, cylinders, transportation equipment and other assets that have useful lives of 3 to 30 years. Buildings have useful lives of 25 to 40 years and land improvements have useful lives up to 20 years.

NOTE 11. DEFERRED INCOME TAXES

Net deferred tax liabilities are comprised of the following:

(Millions of dollars) December 31,	2003	2002

DEFERRED TAX LIABILITIES
Fixed assets	$765	$724
State and local	12	11
Other	25	18

Total deferred tax liabilities	802	753

DEFERRED TAX ASSETS
Benefit plans and related	157	164
Inventory	14	13
Alternative minimum tax and other credits	92	69
Carryforwards - gross	234	244
Minimum pension liability	53	58
Other	118	99

	668	647
Less: Valuation allowances	(99)	(124)

Total deferred tax assets	569	523

Net deferred tax liabilities	$233	$230

Recorded as:
Current deferred tax assets (Note 9)	$66	$63
Long-term deferred tax liabilities (Note 9)	299	293

Net deferred tax liabilities	$233	$230

The valuation allowances decreased $25 million in 2003 primarily relating to the utilization of capital losses (see Notes 7 and 12) and other tax credit carryforward activity. At December 31, 2003, Praxair has $234 million of deferred tax assets relating to net operating loss and other tax credit carryforwards (primarily foreign). Approximately $78 million expires through 2011. The remaining carryforwards will never expire but are subject to annual usage limitations. A valuation allowance of $99 million has been established related to these carryforwards.

NOTE 12. GOODWILL

As described in Note 2, the company adopted SFAS 142 as of January 1, 2002, which eliminates goodwill amortization expense prospectively. The following table reconciles 2001 reported net income and earnings per share amounts to their respective amounts adjusted to exclude goodwill amortization expense. Results for 2003 and 2002 are presented for comparative purposes.

(Millions of dollars, except per share data) Year Ended December 31,	2003	2002	2001

NET INCOME
Reported net income	$585	$409	$430
Add back: goodwill amortization, net of tax
	--	--	33

Net income excluding goodwill amortization	$585	$409	$463

PER SHARE DATA
Basic earnings per share
Reported net income	$1.79	$1.26	$1.33
Add back: goodwill amortization, net of tax
	--	--	0.10

Net income excluding goodwill amortization	$1.79	$1.26	$1.43

Diluted earnings per share
Reported net income	$1.77	$1.24	$1.31
Add back: goodwill amortization, net of tax
	--	--	0.10

Net income excluding goodwill amortization	$1.77	$1.24	$1.41

Changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2002, were as follows:

(Millions of dollars)	North America	South America	Europe	Asia	Surface Technologies	Total

Balance, December 31, 2001	$712	$253	$48	$35	$88	$1,136
Acquisitions	53	2	3	--	--	58
Cumulative effect of an accounting change (Note 2)	--	(84)	(18)	(17)	(25)	(144)
Foreign currency translation	(6)	(72)	6	2	5	(65)

Balance, December 31, 2002	759	99	39	20	68	985
Acquisitions	26	--	17	5	--	48
Purchase adjustments*	(13)	(2)	--	--	--	(15)
Foreign currency translation	12	27	10	1	7	57

Balance, December 31, 2003	$784	$124	$66	$26	$75	$1,075

*	Purchase adjustments in North America pertain to the resolution of tax matters for previous years related to deferred income tax allowances on capital loss carryforwards from the 1996 CBI acquisition. The adjustment to goodwill was offset by a corresponding adjustment to deferred income taxes included in deferred credits.

NOTE 13. OTHER INTANGIBLE ASSETS

(Millions of dollars) December 31,	2003	2002

License/use agreements	$41	$33
Non-compete agreements	31	29
Patents and other	17	15

	89	77
Less: accumulated amortization	(33)	(27)

	$56	$50

There are no expected residual values related to these intangible assets. Total estimated annual amortization expense is as follows: 2004, $7 million; 2005, $7 million; 2006, $7 million; 2007, $6 million; 2008, $4 million; and $25 million thereafter.

The weighted average amortization period for intangible assets is approximately 9 years. Additions to other intangible assets for the year ended December 31, 2003 were approximately $8 million, and amortization expense for the years ended December 31, 2003, 2002 and 2001 was $7 million, $5 million and $4 million, respectively.

NOTE 14. DEBT

The following is a summary of Praxair’s outstanding debt at December 31, 2003 and 2002:

(Millions of dollars)	2003	2002

SHORT-TERM
Canadian borrowings	$75	$65
U.S. borrowings	4	7
South American borrowings	44	64
Asian borrowings	5	74
Other international borrowings	5	5

Total short-term debt	133	215

LONG-TERM
U.S.:
Commercial paper and U.S. borrowings	218	86
6.625% Notes due 2003	--	75
6.75% Notes due 2003	--	300
6.15% Notes due 2003	--	250
6.85% Notes due 2005	150	150
6.90% Notes due 2006	250	250
4.75% Notes due 2007 (a)	249	249
6.625% Notes due 2007	250	250
6.50% Notes due 2008	250	250
2.75% Notes due 2008 (a)	299	--
6.375% Notes due 2012 (a, b)	539	543
3.95% Notes due 2013 (a)	349	--
Other borrowings	42	40
South American borrowings	33	28
Asian borrowings	41	52
Other international borrowings	6	3
Obligations under capital lease	7	7

	2,683	2,533
Less: current portion of long-term debt	(22)	(23)

Total long-term debt	2,661	2,510

Total debt	$2,816	$2,748

(a)	Amounts are net of unamortized discounts.

(b)	December 31, 2003 and 2002 include a $40 million and $45 million fair value increase, respectively, related to SFAS 133 hedge accounting (see Note 15).

During 2003, Praxair repaid $300 million of 6.75% notes and $75 million of 6.625% notes that were due on March 1, 2003 and March 15, 2003 respectively. On April 15, 2003, Praxair repaid $250 million of 6.15% notes that were due. The repayments were funded through the issuance of commercial paper. On May 27, 2003 and June 2, 2003, respectively, Praxair issued $350 million of 3.95% due 2013 and $300 million of 2.75% notes due 2008. The proceeds of these debt issuances were used to refinance commercial paper and purchase $339 million of previously leased assets.

On March 19, 2002 and June 19, 2002, respectively, Praxair issued $500 million of 6.375% notes due 2012 and $250 million of 4.75% notes due 2007. The proceeds were used to repay outstanding commercial paper. On July 15, 2002, Praxair redeemed the 8.7% debentures due 2022 resulting in an additional $15 million charge recorded within interest expense for the year ended December 31, 2002.

During 2003, $9 million of long-term debt was assumed through the consolidation of an equity investment in China. During 2001, $65 million of long-term debt was assumed through the consolidation of an equity investment in India.

Praxair maintains a $1 billion credit agreement that expires in 2005. In July 2003, Praxair terminated its $500 million 364-day revolving credit facility. At December 31, 2003, $234 million of commercial paper and notes due in 2004 and ($711 million notes due in 2003 and commercial paper at December 31, 2002) has been classified as long-term because of the company’s intent to refinance this debt on a long-term basis and the availability of such financing under the terms of its credit agreement. No borrowings were outstanding under the credit agreements at December 31, 2003 or 2002 and associated fees were not significant in each of the past three years.

At December 31, 2003 and 2002, the weighted-average interest rate on commercial paper and U.S. bank borrowings was 1.2% and 2.0%, respectively.

Praxair’s major bank credit and long-term debt agreements contain various covenants which may, among other things, restrict the ability of Praxair to merge with another entity, incur or guarantee debt, sell or transfer certain assets, create liens against assets, enter into sale and leaseback agreements, or pay dividends and make other distributions beyond certain limits. These agreements also require Praxair to meet leverage and net worth ratios as defined in the agreements.

Excluding commercial paper and U.S. bank borrowings, scheduled maturities on long-term debt are: 2004, $38 million; 2005, $172 million; 2006, $282 million; 2007, $516 million; 2008, $556 million and $901 million thereafter. At December 31, 2003, $126 million of Praxair’s assets (principally international fixed assets) were pledged as collateral for long-term debt including the current portion of long-term debt.

At December 31, 2003, the estimated fair value of Praxair’s long-term debt portfolio was $2,957 million versus a carrying value of $2,683 million. At December 31, 2002, the estimated fair value of Praxair’s long-term debt portfolio was $2,636 million versus a carrying value of $2,533 million. These differences are attributable to interest rate changes subsequent to when the debt was issued.

NOTE 15. FINANCIAL INSTRUMENTS

The following table is a summary of the notional amount of interest rate and currency derivatives outstanding at December 31, 2003 and 2002 (all maturities within one year):

	2003	2002
(Millions of dollars)

Interest rate swaps
Floating to fixed	$--	$100

	$--	$100

Currency contracts
Balance sheet items	$501	$222
Firm commitments	1	1
Anticipated net income	10	210

	$512	$433

At December 31, 2003 and 2002, the fair value of all derivative contracts has been recorded in the consolidated balance sheet as $4 million in current assets and $2 million in current liabilities.

Interest Rate Swaps

During 2003, Praxair’s $100 million notional amount interest rate swap agreement outstanding at December 31, 2002, that converted variable rate lease payments to fixed rate lease payments, matured with an immaterial loss recognized in earnings. Until maturity, this swap agreement was designated as, and was effective as, a cash flow hedge of outstanding lease obligations.

During 2002, Praxair entered into and terminated $500 million notional amount of interest rate swap agreements that effectively converted fixed rate interest to variable rate interest on the $500 million 6.375% notes that mature in April 2012. The termination resulted in a cash gain of $47 million, which Praxair recognized in earnings and was equally offset with a charge to earnings for the changes in fair value of the underlying debt instrument. The fair value increase to the $500 million 6.375% notes of $47 million is being recognized in earnings as a reduction to interest expense over the remaining original term of the underlying debt, or about ten years. The $47 million cash payment received upon termination of the swap is shown in minority transactions and other in the financing section in the 2002 consolidated statement of cash flows. For the year ended December 31, 2003, $5 million was recognized in earnings as a reduction to interest expense ($2 million during the year ended December 31, 2002) and $40 million remains unrecognized at December 31, 2003 ($45 million at December 31, 2002) (see Note 14).

Currency Contracts

Praxair is a party to currency exchange forward contracts to manage its exposure to fluctuations in foreign currency exchange rates. Hedges of balance sheet items are related to recorded balance sheet exposures, including intercompany transactions, and hedges of firm commitments are for the purchase of equipment related to construction projects. Additionally, at December 31, 2002, there were $39 million of notional value of currency exchange contracts that effectively offset each other (none at December 31, 2003).

The net income hedges outstanding at December 31, 2003 are related to anticipated 2004 net income in Canada. The net income hedges outstanding at December 31, 2002 were related to anticipated 2003 net income for the full year in China, Peru, Colombia, India, Thailand and Korea; for nine months in Brazil, and; for six months in Europe. The amounts recorded in other income (expenses) – net as a result of net income hedging contracts includes a loss of $9 million in 2003, a gain of $17 million in December 31, 2002, and a loss of $8 million in 2001 (see Note 6).

Commodity Swaps

At December 31, 2003, Praxair had four (three at December 31, 2002) outstanding commodity swap agreements to hedge its exposure to the variability in future cash flows for forecasted purchases of natural gas. The 2003 outstanding commodity swap agreements settle in 2004 and their impact will not be significant.

Counterparties to interest rate derivative contracts and currency exchange forward contracts are primarily major banking institutions with credit ratings of investment grade or better and no collateral is required. There are no significant risk concentrations. Management believes the risk of incurring losses on derivative contracts related to credit risk is remote and any losses would be immaterial.

NOTE 16. SHAREHOLDERS’ EQUITY

At December 31, 2003, there were 500,000,000 shares of common stock authorized (par value $0.01 per share) of which 354,951,262 shares were issued and 326,085,848 were outstanding.

In 2002, the board of directors of Praxair declared a dividend of one purchase right (a “Right”) for each share of Praxair’s common stock held of record at the close of business on June 28, 2002; and that dividend was paid on July 1, 2002. On June 30, 2002, all prior Rights then outstanding expired. In addition, one Right is deemed to be delivered with and attached to each share of Praxair’s common stock issued after June 28, 2002 and before the redemption or expiration of the Rights. Each Right entitles its registered holder, when exercised under certain circumstances, to purchase for $150.00 (subject to adjustment and referred to as the “Exercise Price”) certain securities or assets of Praxair or a surviving entity. The Rights will expire on May 3, 2004, unless exchanged or redeemed prior to that date or unless extended by action of Praxair’s stockholders prior to that date. The redemption price is $0.001 per Right.

The Rights may not be exercised until at least 10 days after a person or group acquires 15 percent or more of Praxair’s common stock, or commences a tender offer that, if consummated, would result in 15 percent or more ownership of Praxair’s common stock. Separate Rights certificates will not be issued and the Rights will not be traded separately from the stock until such time. At no time will a Right confer any voting power to its holder.

Should an acquirer become the beneficial owner of 15 percent or more of Praxair’s common stock (other than as approved by Praxair’s board of directors) and under certain additional circumstances, Praxair Right-holders (other than the acquirer) would have the right to buy common stock in Praxair, or in the surviving entity if Praxair is acquired, having a value of two times the exercise price then in effect. Alternatively, Praxair’s board of directors may elect to exchange all of the Rights (other than the acquirer’s Rights which will have become void) at an exchange ratio of one share of Praxair common stock (and/or other securities, cash or other assets having equal value) per Right (subject to adjustment). Also, under certain circumstances, each Right may entitle the holder to purchase one one-hundredth share of preferred stock or such amount of preferred stock may be substituted for each share of common stock issuable upon the exercise or exchange of a Right.

Praxair’s board of directors may redeem the Rights by a majority vote at any time prior to the 10th day following public announcement that a person or group has acquired 15 percent of Praxair’s common stock. Under certain circumstances, the decision to redeem requires the concurrence of a majority of the independent directors.

NOTE 17. PREFERRED STOCK

At December 31, 2003 and 2002, there were 25,000,000 shares of preferred stock (par value $0.01 per share) authorized, of which no shares were issued and outstanding. No dividends may be paid on Praxair common stock unless preferred stock dividends have been paid, and the preferred stock has limited voting rights. Dividends are included in minority interests on the consolidated statement of income.

In September 2002, the company redeemed all 200,000 outstanding shares of its Series B 6.75% cumulative preferred stock at $100 per share, or $20 million. This is shown in the financing section of the consolidated statement of cash flows in the caption minority transactions and other.

NOTE 18. INCENTIVE PLANS AND STOCK OPTIONS

As of March 1, 2001, the 1996 Praxair, Inc. Performance Incentive Plan (the “1996 Plan”) was terminated, and at December 31, 2001, the 1992 Praxair Long-Term Incentive Plan (the “1992 Plan”) expired. Stock option and other incentive compensation awards granted by the company through December 31, 2001 were made under these plans. Both plans provided for granting nonqualified or incentive stock options, stock grants, performance awards, and other stock-related incentives for key employees. The exercise price for incentive stock options was equal to the closing price of Praxair’s common stock on the date of the grant. Options that were granted under both plans became exercisable only after one or more years and the option term could be no more than ten years.

On February 28, 2001, the board of directors of the company adopted the 2002 Praxair, Inc. Long-Term Incentive Plan (the “2002 Plan”), which became effective on January 1, 2002. The shareholders approved the Plan at Praxair’s annual meeting in April 2001. Under the 2002 Plan, the number of shares available for option or stock grants is limited to a total of 15,800,000 shares. As of December 31, 2003, 9,435,170 shares were available for option or stock grants under this plan. The 2002 Plan provides for the granting of only nonqualified and incentive stock options, stock grants and performance awards and further provides that the aggregate number of shares granted as restricted stock or pursuant to performance awards may not exceed 20% of the total shares available under the Plan. The 2002 Plan also provides calendar year per-participant limits on grants of options, restricted stock and performance awards. Exercise prices for options granted under the 2002 Plan may not be less than the closing market price of the company’s common stock on the date of grant and granted options may not be repriced or exchanged without shareholder approval. Options granted under the 2002 Plan become exercisable after a minimum of one year and have a maximum duration of ten years. Both officer and non-officer employees are eligible for awards under the 2002 Plan.

The following table summarizes the changes in outstanding shares under option and performance share equivalents for 2003, 2002, and 2001 (options are expressed in thousands):

Activity	Options	Weighted Average Exercise Price

Outstanding at December 31, 2000	29,092	$17.80
Granted	9,044	$23.53
Exercised	(6,886)	$13.00
Cancelled or expired	(246)	$22.19

Outstanding at December 31, 2001	31,004	$20.51

Granted	2,648	$28.38
Exercised	(7,626)	$17.47
Cancelled or expired	(236)	$23.86

Outstanding at December 31, 2002	25,790	$22.18

Granted	3,967	$26.46
Exercised	(7,052)	$20.16
Cancelled or expired	(251)	$26.08

Outstanding at December 31, 2003	22,454	$23.52

Exercisable at
December 31, 2001	16,104	$18.56
December 31, 2002	17,240	$20.78
December 31, 2003	13,985	$22.10

The following table summarizes information about options outstanding and exercisable at December 31, 2003 (options are expressed in thousands, averages are calculated on a weighted basis, life in years):

	Outstanding			Exercisable

Range of Exercise Prices	Average Remaining Life	Number of Options	Average Exercise Price	Number of Options	Average Exercise Price
$ 8.94 - $15.85	1.3	498	$10.75	497	$10.75
$16.66 - $19.97	5.2	3,082	$18.33	3,082	$18.33
$20.28 - $24.97	5.9	9,747	$22.29	7,651	$22.35
$25.09 - $30.01	8.3	9,127	$27.29	2,755	$27.69

$8.94 - $30.01	6.7	22,454	$23.52	13,985	$22.10

NOTE 19. RETIREMENT PROGRAMS

Pensions – Praxair has two main U.S. retirement programs which are non-contributory defined benefit plans: the Praxair Pension Plan (formerly, the Retirement Program Plan for Employees of Praxair, Inc. and Participating Subsidiary Companies) and the CBI Pension Plan. The latter program primarily benefits former employees of CBI Industries, Inc. which Praxair acquired in 1996. Effective July 1, 2002, the Praxair Retirement Program was amended to give participating employees a one-time choice to remain covered by the old formula or to elect coverage under a new formula. The old formula is based predominantly on years of service, age and compensation levels prior to retirement, while the new formula provides for an annual contribution to an individual account which grows with interest each year at a predetermined rate. Also, this new formula applies to all new employees hired into businesses adopting this plan. U.S. pension plan assets are comprised of a diversified mix of investments, including domestic and international corporate equities, government securities and corporate debt securities. Pension coverage for employees of certain of Praxair’s international subsidiaries generally is provided by those companies through separate plans. Obligations under such plans are primarily provided for through diversified investment portfolios, with some smaller plans provided for under insurance policies or by book reserves.

Praxair’s U.S. packaged gases business has a defined contribution plan. Company contributions to this plan are calculated as a percentage of salary based on age plus service. Praxair’s U.S. healthcare business sponsors a defined contribution plan which provides for a matching contribution as well as a company contribution that is not dependent on employee contributions. In both plans, U.S. employees may supplement the company contributions up to the maximum allowable by IRS regulations. Certain international subsidiaries of the company also sponsor defined contribution plans where contributions are determined under various formulas. The cost for all defined contribution plans was $8 million in 2003 and $7 million in both 2002 and 2001 (not included in the tables that follow).

U.S. employees other than those in the packaged gases and healthcare businesses are eligible to participate in a defined contribution savings plan. Employees may contribute up to 40% of their compensation, subject to the maximum allowable by IRS regulations. Company contributions to this plan are calculated on a graduated scale based on employee contributions to the plan. The cost for this plan was $12 million, $11 million and $10 million in 2003, 2002 and 2001, respectively (not included in the tables that follow).

Postretirement Benefits Other Than Pensions (OPEB) – Praxair provides health care and life insurance benefits to certain eligible retired employees. These benefits are provided through various insurance companies and health care providers. Praxair is also obligated to make payments for a portion of postretirement benefits related to retirees of Praxair’s former parent. Additionally, as part of the CBI acquisition in 1996, Praxair assumed responsibility for health care and life insurance benefit obligations for CBI’s retired employees. All postretirement health care programs have cost caps that limit the company’s exposure to future cost increases. In addition, as part of the election made for July 1, 2002, all current employees were given the choice of maintaining coverage in retirement under the current plan, or to move to a plan whereby coverage would be provided, but with no Praxair subsidy whatsoever. Praxair does not currently fund its postretirement benefits obligations. Praxair retiree plans may be changed or terminated by Praxair at any time for any reason with no liability to current or future retirees.

Praxair uses a measurement date of December 31 for the majority of its pension and other postretirement benefit plans.

Pension and Postretirement Benefit Costs

The components of net pension and OPEB costs for 2003, 2002 and 2001 are shown below:

(Millions of dollars)	Pensions			OPEB

Year Ended December 31,	2003	2002	2001	2003	2002	2001

NET BENEFIT COST
Service cost	$30	$30	$26	$6	$4	$5
Interest cost	79	73	67	18	16	14
Expected return on assets	(82)	(86)	(81)	--	--	--
Net amortization and deferral	(1)	(2)	(3)	(5)	(3)	(4)

Net periodic benefit cost	$26	$15	$9	$19	$17	$15

The changes in projected benefit obligation (“PBO”) and plan assets and the funded status reconciliation as of December 31, 2003 and 2002 for Praxair’s significant pension and OPEB programs are shown below:

(Millions of dollars)	Pensions				OPEB

	2003		2002		2003	2002

Year Ended December 31,	U.S.	INTL	U.S.	INTL
CHANGE IN BENEFIT OBLIGATION (PBO)
Benefit obligation, January 1	$901	$246	$759	$236	$254	$224
Service cost	21	8	21	9	5	4
Interest cost	61	17	58	15	17	16
Participant contributions	--	--	--	1	7	7
Actuarial loss (gain)	54	23	85	--	2	26
Benefits paid	(43)	(15)	(40)	(15)	(26)	(26)
Curtailment / settlement (gains)	--	(1)	--	(1)	--	--
Currency translation	--	40	--	1	6	(4)
Other changes	--	--	18	--	--	7

Benefit obligation, December 31	$994	$318	$901	$246	$265	$254

CHANGE IN PLAN ASSETS
Fair value of plan assets, January 1	$518	$230	$605	$241	$--	$--
Actual return on plan assets	138	58	(54)	(5)	--	--
Company contributions	25	9	--	7	--	--
Participant contributions	--	--	--	1	--	--
Benefits paid	(37)	(14)	(33)	(15)	--	--
Currency translation	--	36	--	1	--	--

Fair value of plan assets, December 31	$644	$319	$518	$230	$--	$--

FUNDED STATUS RECONCILIATION
Funded status, December 31	$(350)	$1	$(383)	$(16)	$(265)	$(254)
Unrecognized (gains) losses - net	220	11	247	11	28	24
Unrecognized prior service cost	(5)	4	(6)	2	(4)	(9)
Unrecognized transition amount	--	1	--	1	--	--

Net amount recognized, December 31	$(135)	$17	$(142)	$(2)	$(241)	$(239)

AMOUNTS IN THE BALANCE SHEET
Prepaid benefit cost	$--	$67	$--	$4	$--	$--
Accrued benefit liability	(282)	(55)	(305)	(9)	(241)	(239)
Intangible assets	--	--	--	1	--	--
Accumulated other comprehensive income
(loss)	147	5	163	2	--	--

Net amount recognized, December 31	$(135)	$17	$(142)	$(2)	$(241)	$(239)

PENSION PLANS WITH AN ACCUMULATED
BENEFIT OBLIGATION IN EXCESS OF PLAN ASSETS
Projected benefit obligation	$994	$200	$901	$161	N/A	N/A
Accumulated benefit obligation (ABO)	$927	$180	$823	$138	N/A	N/A
Fair value of plan assets	$644	$117	$518	$86	N/A	N/A

OTHER INFORMATION
Increase/(decrease) in minimum liability
included in other comprehensive income	$(16)	$3	$145	$2	$-	$--
Accumulated benefit obligation (ABO)	$927	$284	$823	$211	N/A	N/A

Assumptions

	Pension				OPEB

	U.S.		Intl

	2003	2002	2003	2002	2003	2002

Weighted average assumptions used to determine benefit
obligations at December 31,
Discount rate	6.25%	6.75%	6.00%	6.25%	6.25%	6.75%
Rate of increase in compensation levels	3.25%	3.75%	3.25%	3.25%	3.25%	3.75%

Weighted average assumptions used to determine net
periodic benefit cost for years ended December 31,
Discount rate	6.75%	7.25%	6.25%	7.25%	6.75%	7.25%
Rate of increase in compensation levels	3.75%	4.25%	3.25%	4.25%	3.75%	4.25%
Expected long-term rate of return on plan assets*	8.50%	9.25%	8.00%	8.75%

*	For 2004, the expected long-term rate of return on plan assets will be 8.50% for the U.S. plans. Expected weighted average returns for international plans will vary. These rates are determined annually by management based on a weighted average of current and historical market trends, historical performance and the portfolio mix of investments.

	OPEB

Assumed health care cost trend rates at December 31,	2004	2003

Health care cost trend assumed	10.00%	11.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2008	2008

These health care cost trend rate assumptions have an impact on the amounts reported; however, cost caps limit the impact on the net OPEB benefit cost. To illustrate the effect, a one-percentage point change in assumed health care cost trend rates would have the following effects:

	One-Percentage Point

(Millions of dollars)	Increase	Decrease

Effect on the total of service and interest
cost components of net OPEB benefit cost	$-	$--
Effect on OPEB benefit obligation	$1	$(1)

Plan Assets

Praxair’s U.S. pension plan weighted-average asset allocations at December 31, 2003 and 2002, and the target allocation for 2003, by asset category are as follows:

		Plan Assets at December 31,

	2003 Target Allocations	2003	2002

ASSET CATEGORY
Equity securities*	60%-80%	69%	66%
Debt securities	20%-40%	31%	33%
Real estate	--	--	--
Other	--	--	1%
Total	100	100%	100%

*	Equity securities do not include any Praxair common stock.

The investments of the U.S. pension plan are managed to meet the future expected benefit liabilities of the Plan over the long term by investing in diversified portfolios consistent with prudent diversification and historical and expected capital market returns. When Praxair became an independent publicly traded company in 1992, its former parent retained all liabilities for its term-vested and retired employees. Praxair’s plan received assets and retained pension liabilities for its own active employee base. Therefore, the liabilities under the Praxair U.S. pension plan mature at a later date compared to pension funds of other similar companies. Investment strategies are reviewed and approved by the Board of Directors and investment performance is tracked against appropriate benchmarks.

Contributions

Pension contributions were $34 million in 2003 and $7 million in 2002. The U.S. Congress is still in the process of reviewing and updating legislation relating to the appropriate interest rate for companies to utilize for pension funding purposes. Estimates of required 2004 contributions are in the range of $80 million assuming that interest rate relief will become law. If interest rate relief legislation is not enacted, then our estimates of the 2004 contributions are in the range of $130 million. In February 2004, contributions of $60 million were paid.

NOTE 20. COMMITMENTS AND CONTINGENCIES

The company accrues liabilities for contingencies when management believes that it is probable that a liability has been incurred and its amount is reasonably estimable. In the event any losses are sustained in excess of these accruals, they will be charged to income at that time. Commitments represent obligations, such as those for future purchases of goods or services, that are not yet recorded on the company’s balance sheet as liabilities. The company records liabilities for commitments when incurred (e.g. when the goods or services are received).

In the normal course of business, Praxair is involved in legal proceedings and claims with both private and governmental parties. These cover a variety of items, including commercial, patent, product liability, tax and environmental matters. In some of these cases, the remedies that may be sought or damages claimed are substantial.

Among such matters are claims brought by welders alleging that exposure to manganese contained in welding fumes caused neurological injury. Praxair has never manufactured welding consumables; however, such products were manufactured prior to 1985 by a predecessor company of Praxair. As of December 31, 2003, Praxair was a co-defendant with many other companies in 170 lawsuits alleging personal injury caused by manganese contained in welding fumes. The cases were pending in state and federal courts in Illinois, Mississippi, Missouri, Texas, Louisiana, Georgia, West Virginia, Ohio, Arkansas, Indiana and Utah. There were a total of 9,796 individual claimants in these cases. As a result of a number of voluntary dismissals, as of February 5, 2004, there were 190 cases and a total of 8,517 claimants. Ten of the cases are class actions. None of the class actions have been certified. Plaintiffs’ counsel have advised the court in which the class actions are pending that the class action allegations will be dismissed. All of the cases that have been filed in the federal courts have been transferred, under the Multidistrict Litigation procedure, to U.S. District Court for the Northern District of Ohio for coordinated or consolidated pretrial proceedings. The plaintiffs seek unspecified compensatory and, in most instances, punitive damages. In the past, Praxair has either been dismissed from the cases with no payment or has settled a few cases for nominal amounts. Praxair believes that it has meritorious defenses to these cases and intends to defend itself vigorously.

While the outcome of litigation is uncertain, Praxair believes that the resolution of these cases will not have a material adverse effect on its consolidated financial position or on its consolidated results of operations or cash flows in any given year.

The following table sets forth Praxair’s material commitments and contractual obligations as of December 31, 2003 excluding debt, leases, OPEB and long-term pension obligations(see Notes 5, 14, and 19):

(Millions of dollars) Expiring through December 31,	Unconditional Purchase Obligations	Construction Commitments	Guarantees and Other

2004	$108	$197	$121
2005	67	25	4
2006	49	--	--
2007	41	--	--
2008	33	--	4
Thereafter	118	--	--

	$416	$222	$129

Unconditional purchase obligations of $416 million represent contractual commitments under various long- and short-term, take-or-pay arrangements with suppliers and are not included on Praxair’s balance sheet. These obligations are primarily minimum purchase commitments for electricity, natural gas and feedstock used to produce atmospheric gases, carbon dioxide and hydrogen. During 2003, payments under these contracts totaled $341 million, including $194 million for electricity and $83 million for natural gas. A significant portion of these risks is passed on to customers through similar take-or-pay contractual arrangements. Purchase obligations which are not passed along to customers do not represent a significant risk to Praxair. In addition, Praxair enters into contracts to purchase products and services that do not have minimum purchase provisions.

Construction commitments of $222 million represent outstanding commitments to customers or suppliers to complete authorized construction projects as of December 31, 2003. A significant portion of Praxair’s capital spending is related to the construction of new production facilities to satisfy customer commitments which may take a year or more to complete.

Guarantees and Other of $129 million include $80 million related to minimum pension contributions $49 million related to Praxair’s off-balance sheet contingent obligations under guarantees of certain debt of unconsolidated affiliates. Unconsolidated equity investees had total debt of approximately $145 million at December 31, 2003, which was non-recourse to Praxair with the exception of the guaranteed portions described above. Praxair has no financing arrangements with closely-held related parties.

NOTE 21. QUARTERLY DATA (UNAUDITED)

(Dollar amounts in millions, except per share data)

2003	1Q	2Q	3Q	4Q	YEAR

Sales	$1,337	$1,401	$1,414	$1,461	$5,613
Cost of sales	$804	$833	$832	$859	$3,328
Depreciation and amortization	$122	$127	$133	$135	$517
Operating profit	$215	$223	$240	$244	$922
Net income	$130	$150	$150	$155	$585

BASIC PER SHARE DATA (a)
Net income	$0.40	$0.46	$0.46	$0.47	$1.79
Weighted average shares (000's)	325,762	326,688	326,430	326,672	326,388

DILUTED PER SHARE DATA (a)
Net income	$0.39	$0.45	$0.45	$0.47	$1.77
Weighted average shares (000's)	329,270	330,850	330,990	331,966	330,991

2002	1Q	2Q	3Q	4Q	YEAR
Sales	$1,232	$1,307	$1,292	$1,297	$5,128
Cost of sales	$699	$755	$749	$747	$2,950
Depreciation and amortization	$121	$120	$120	$122	$483
Operating profit	$217	$244	$235	$227	$923

Income before cumulative effect of an accounting change	$127	$150	$131	$140	$548
Cumulative effect of an accounting change (b)	(139)	--	--	--	(139)

Net income	$(12)	$150	$131	$140	$409

BASIC PER SHARE DATA (a)
Income before cumulative effect of an accounting change	$0.38	$0.46	$0.40	$0.43	$1.68
Cumulative effect of an accounting change (b)	(0.42)	--	--	--	(0.42)

Net income	$(0.04)	$0.46	$0.40	$0.43	$1.26

Weighted average shares (000's)	327,048	325,394	324,592	325,110	325,536

DILUTED PER SHARE DATA (a)
Income before cumulative effect of an accounting change	$0.38	$0.45	$0.40	$0.43	$1.66
Cumulative effect of an accounting change (b)	(0.42)	--	--	--	(0.42)

Net income	$(0.04)	$0.45	$0.40	$0.43	$1.24

Weighted average shares (000's)	331,872	329,670	327,912	328,630	329,489

(a)	Earnings per share and weighted average shares outstanding have been adjusted to reflect the December 15, 2003 two-for-one stock split which was effected as a stock dividend (see Note 1).

(b)	Related to the adoption of SFAS 142, Goodwill and Other Intangible Assets (see Note 2).

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR
FINANCIAL STATEMENTS

Praxair’s consolidated financial statements are prepared by management, which is responsible for their fairness, integrity and objectivity. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America applied on a consistent basis except for accounting changes as disclosed and include amounts that are estimates and judgements. All historical financial information in this annual report is consistent with the accompanying financial statements.

Praxair maintains accounting systems, including internal accounting controls monitored by a staff of internal auditors, that are designed to provide reasonable assurance of the reliability of financial records and the protection of assets. The concept of reasonable assurance is based on recognition that the cost of a system should not exceed the related benefits. The effectiveness of those systems depends primarily upon the careful selection of financial and other managers, clear delegation of authority and assignment of accountability, inculcation of high business ethics and conflict-of-interest standards, policies and procedures for coordinating the management of corporate resources, and the leadership and commitment of top management.

Praxair’s consolidated financial statements are audited by PricewaterhouseCoopers LLP, independent auditors, in accordance with auditing standards generally accepted in the United States of America. These standards provide for a review of Praxair’s internal accounting controls to the extent they deem appropriate in order to issue their opinion on the financial statements.

The Audit Committee of the Board of Directors, which consists solely of non-employee directors, is responsible for overseeing the functioning of the accounting system and related controls and the preparation of annual financial statements. The Audit Committee periodically meets with management, internal auditors and the independent auditors to review and evaluate their accounting, auditing and financial reporting activities and responsibilities. The independent auditors and internal auditors have full and free access to the Audit Committee and meet with the Committee, with and without management present.

/s/ Dennis H. Reilley

DENNIS H. REILLEY Chairman, President and Chief Executive Officer

/s/ James S. Sawyer

JAMES S. SAWYER Senior Vice President and Chief Financial Officer

/s/ Patrick M. Clark

PATRICK M. CLARK Vice President and Controller

Danbury, Connecticut
February 11, 2004

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Praxair, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Praxair, Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, the company adopted new accounting standards for goodwill in 2002.

/s/ PricewaterhouseCoopers LLP

Stamford, Connecticut
February 11, 2004

FIVE-YEAR FINANCIAL SUMMARY
(Dollar amounts in millions, except per share data)

Year Ended December 31,	2003	2002	2001 (a)	2000 (a)	1999

FROM THE INCOME STATEMENT
Sales	$5,613	$5,128	$5,158	$5,043	$4,639
Cost of sales	3,328	2,950	3,060	3,075	2,732
Selling, general and administrative	766	751	699	683	641
Depreciation and amortization	517	483	499	471	445
Research and development	75	69	66	65	67
Other income (expenses) - net	(5)	48	(34)	(42)	77

Operating profit	922	923	800	707	831
Interest expense	151	206	224	224	204

Income before taxes
	771	717	576	483	627
Income taxes	174	158	135	103	152

	597	559	441	380	475
Minority interests	(24)	(20)	(18)	(27)	(45)
Income from equity investments	12	9	9	10	11

Income before cumulative effect of accounting changes
	585	548	432	363	441
Cumulative effect of accounting changes(b)	--	(139)	(2)	--	(10)

Net income	585	409	430	363	431
Add back goodwill amortization, net of tax	--	--	33	29	28

Net income excluding goodwill amortization (c)	$585	$409	$463	$392	$459

PER SHARE DATA(d)
Basic earnings per share:
Income before cumulative effect of accounting changes	$1.79	$1.68	$1.34	$1.14	$1.38

Net income	$1.79	$1.26	$1.33	$1.14	$1.35
Add back goodwill amortization, net of tax	--	--	0.10	0.09	0.09

Net income excluding goodwill amortization (c)	$1.79	$1.26	$1.43	$1.23	$1.44

Diluted earnings per share:
Income before cumulative effect of accounting changes	$1.77	$1.66	$1.32	$1.13	$1.36

Net income	$1.77	$1.24	$1.31	$1.13	$1.33
Add back goodwill amortization, net of tax	--	--	0.10	0.09	0.09

Net income excluding goodwill amortization (c)	$1.77	$1.24	$1.41	$1.22	$1.42

Cash dividends per share	$0.46	$0.38	$0.34	$0.31	$0.28

WEIGHTED AVERAGE SHARES OUTSTANDING (000's) (d)
Basic shares outstanding	326,388	325,536	323,020	318,246	318,560
Diluted shares outstanding	330,991	329,489	327,014	322,185	324,445

CAPITAL
Total debt	$2,816	$2,748	$2,989	$3,141	$2,995
Minority interests	195	164	141	138	359
Preferred stock	--	--	20	20	75
Shareholders' equity	3,088	2,340	2,477	2,357	2,290

Total capital	$6,099	$5,252	$5,627	$5,656	$5,719

OTHER INFORMATION AND RATIOS
Capital expenditures (e)	$983	$498	$595	$704	$653
Cash flow from operations	$1,137	$1,001	$1,020	$899	$969
Cash flow from operations-to-debt ratio	40.4%	36.4%	34.1%	28.6%	32.4%
Total assets at year end	$8,305	$7,401	$7,715	$7,762	$7,722
Shares outstanding at year-end (000's) (d)	326,086	324,536	324,286	318,758	318,096
Debt-to-capital ratio	46.2%	52.3%	53.1%	55.5%	52.4%
Number of employees	25,438	25,010	24,271	23,430	24,102

(a)	In 2001, operating profit includes a $70 million pre-tax charge ($57 million after tax, or $0.17 per diluted share) related to restructuring and other actions (shown $7 million in cost of sales; $5 million in selling, general and administrative expenses; and $58 in other income (expense) - net). In 2000, operating profit includes a $159 million pre-tax charge and income from equity investments includes a $2 million charge ($117 million after tax, or $0.36 per diluted share) related to repositioning and special charges (shown $47 million in cost of sales; $21 million in selling, general and administrative expenses; and $91 million in other income (expenses) - net). These items are collectively referred to as special items.

(b)	2002, 2001 and 1999 net income include the cumulative effect of accounting changes relating to the implementation of new accounting standards for goodwill impairment, derivatives and previously capitalized start-up costs, respectively.

(c)	Adjusted net income excludes amortization of goodwill prior to 2002 (see Note 12 to the consolidated financial statements).

(d)	Per share data, weighted average and total shares outstanding have been adjusted to reflect the December 15, 2003 two-for-one stock split which was effected as a stock dividend (see Note 1 to the consolidated financial statements).

(e)	Capital expenditures for 2003 include the purchase of previously leased assets for $339 million (see Note 5 to the consolidated financial statements).

INVESTOR INFORMATION

ELIZABETH T. HIRSCH, Director, Investor Relations
Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113
e-mail: investor_relations@praxair.com
(203) 837-2210

INVESTOR INFORMATION AT WWW.PRAXAIR.COM/INVESTORS

•	Contact information
•	Stock information
•	Business trends
•	Presentations
•	Annual reports
•	Quarterly earnings
•	SEC filings
•	Governance
•	Sustainability Report
•	FAQs
•	Five-year financials
•	Financial news

COMMON STOCK LISTING (SYMBOL: PX)
New York Stock Exchange

OTHER STOCK EXCHANGES TRADING PRAXAIR STOCK

•	Cincinnati
•	Midwest
•	Pacific

NUMBER OF SHAREHOLDERS
There were 23,546 registered shareholders of record as of December 31, 2003.

DIVIDEND POLICY
Dividends on Praxair’s common stock are usually declared and paid quarterly. Praxair’s objective is to continue quarterly dividends and consider annual dividend increases in conjunction with continued growth in earnings per share.

STOCK TRANSFER AGENT AND
STOCK RECORD KEEPING
Registrar and Transfer Company is Praxair's stock transfer agent and registrar, and maintains shareholder records. For information about account records, stock certificates, change of address and dividend payments, contact: 1-800-368-5948
e-mail address for investor inquiries: info@rtco.com
website address: http://www.rtco.com

ADDRESS SHAREHOLDER INQUIRIES TO:
Shareholder Relations Department
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016

DIVIDEND REINVESTMENT PLAN
Praxair provides investors a convenient, low-cost program that allows purchases of Praxair stock without commissions and automatically reinvests dividends by purchasing additional shares of stock. Contact Investor Relations at Registrar and Transfer Company for full details at the address above.

ANNUAL SHAREHOLDERS MEETING
The 2004 annual meeting of shareholders of Praxair, Inc. will be held at 9:30 a.m. on Tuesday, April 27, 2004 at the Sheraton Danbury, 18 Old Ridgebury Road, Danbury, Connecticut.

NYSE QUARTERLY STOCK PRICE AND DIVIDEND INFORMATION
Stock prices and dividends have been restated to reflect the December 15, 2003 two-for-one stock split (see Note 1 to the consolidated financial statements).

MARKET PRICE	TRADING HIGH	TRADING LOW	CLOSE	DIVIDEND PER SHARE

2003
First Quarter	$30.07	$25.02	$28.18	$0.1075
Second Quarter	$31.95	$27.95	$30.05	$0.1075
Third Quarter	$32.90	$29.34	$30.98	$0.1075
Fourth Quarter	$38.26	$31.15	$38.20	$0.1350

2002
First Quarter	$30.56	$23.98	$29.90	$0.095
Second Quarter	$30.20	$25.75	$28.49	$0.095
Third Quarter	$29.30	$22.28	$25.56	$0.095
Fourth Quarter	$29.75	$24.59	$28.89	$0.095

2001
First Quarter	$24.79	$19.69	$22.33	$0.085
Second Quarter	$27.00	$22.05	$23.50	$0.085
Third Quarter	$24.82	$18.30	$21.00	$0.085
Fourth Quarter	$27.96	$20.35	$27.63	$0.085