Form 10-K, Exhibit 13
period 2004-12-31
PRAXAIR INC
filed 2005-03-02
CIK 884905

PRAXAIR'S 2004 ANNUAL REPORT TO SHAREHOLDERS

Praxair, Inc. and Subsidiaries
EXHIBIT 13.01

PRAXAIR, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Dollar amounts in millions, except per share data)

Year Ended December 31,	2004	2003	2002

Sales	$6,594	$5,613	$5,128
Cost of sales, exclusive of depreciation and amortization	3,987	3,328	2,950
Selling, general and administrative	869	766	751
Depreciation and amortization	578	517	483
Research and development	77	75	69
Other income (expenses) - net	20	(5)	48
Operating Profit	1,103	922	923
Interest expense - net	155	151	206
Income Before Taxes	948	771	717
Income taxes	232	174	158
	716	597	559
Minority interests	(30)	(24)	(20)
Income from equity investments	11	12	9
Income Before Cumulative Effect of Accounting Change	697	585	548
Cumulative effect of accounting change	-	-	(139)
Net Income	$697	$585	$409

Per Share Data (Note 1)
Basic earnings per share
Income before cumulative effect of accounting change	$2.14	$1.79	$1.68
Cumulative effect of accounting change	-	-	(0.42)
Net income	$2.14	$1.79	$1.26
Diluted earnings per share
Income before cumulative effect of accounting change	$2.10	$1.77	$1.66
Cumulative effect of accounting change	-	-	(0.42)
Net income	$2.10	$1.77	$1.24
Weighted Average Shares Outstanding (000’s) (Note 1)
Basic shares outstanding	325,891	326,388	325,536
Diluted shares outstanding	331,403	330,991	329,489

The accompanying Notes on pages 43 to 63 are an integral part of these financial statements.

PRAXAIR, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollar amounts in millions, except per share data)

December 31,	2004	2003

Assets
Cash and cash equivalents	$25	$50
Accounts receivable	1,231	962
Inventories	328	302
Prepaid and other current assets	160	135
Total Current Assets	1,744	1,449
Property, plant and equipment - net	5,946	5,252
Equity investments	210	182
Goodwill	1,551	1,075
Other intangible assets	88	56
Other long-term assets	339	291
Total Assets	$9,878	$8,305

Liabilities and Equity
Accounts payable	$502	$413
Short-term debt	454	133
Current portion of long-term debt	195	22
Accrued taxes	129	104
Other current liabilities	595	445
Total Current Liabilities	1,875	1,117
Long-term debt	2,876	2,661
Other long-term liabilities	949	916
Deferred credits	345	328
Total Liabilities	6,045	5,022

Commitments and contingencies (Note 20)

Minority interests	225	195
Shareholders’ equity
Common stock $0.01 par value, authorized 2004 - 800,000,000
shares and 2003 - 500,000,000 shares, issued 2004 -
359,790,504 shares and 2003 - 354,951,262 shares	4	4
Additional paid-in capital	2,314	2,148
Retained earnings	3,529	3,027
Accumulated other comprehensive income (loss)	(1,180)	(1,352)
Less: Treasury stock, at cost (2004- 36,169,726 shares and
2003-28,865,414 shares)	(1,059)	(739)
Total Shareholders' Equity	3,608	3,088
Total Liabilities and Equity	$9,878	$8,305

The accompanying Notes on pages 43 to 63 are an integral part of these financial statements.

PRAXAIR, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Millions of dollars)
Year Ended December 31,	2004	2003	2002

Increase (Decrease) in Cash and Cash Equivalents

Operations
Net income	$697	$585	$409
Adjustments to reconcile net income to net cash
provided by operating activities
Accounting change	-	-	139
Depreciation and amortization	578	517	483
Deferred income taxes	89	33	37
Non-cash charges (benefits) and other	11	21	3
Working capital
Accounts receivable	(203)	(96)	6
Inventories	(24)	(22)	4
Prepaid and other current assets	6	(19)	4
Payables and accruals	153	78	(41)
Long-term assets, liabilities and other	(64)	40	(43)
Net cash provided by operating activities	1,243	1,137	1,001

Investing
Capital expenditures (Note 5)	(668)	(983)	(498)
Acquisitions (Note 3)	(929)	(73)	(113)
Divestitures and asset sales	45	64	24
Net cash used for investing activities	(1,552)	(992)	(587)

Financing
Short-term debt borrowings (repayments) - net	(113)	(94)	67
Long-term debt borrowings	924	1,432	1,116
Long-term debt repayments	(145)	(1,295)	(1,428)
Minority interest transactions and other	(8)	(5)	27
Issuances of common stock	212	246	206
Purchases of common stock	(394)	(271)	(276)
Cash dividends	(195)	(149)	(123)
Net cash provided by (used for) financing activities	281	(136)	(411)

Effect of exchange rate changes on cash and cash equivalents	3	2	(3)
Change in cash and cash equivalents	(25)	11	-
Cash and cash equivalents, beginning-of-year	50	39	39
Cash and cash equivalents, end-of-year	$25	$50	$39

Supplemental Data
Taxes paid	$154	$109	$65
Interest paid	$156	$168	$210
Tax benefits from stock option exercises	$28	$24	$23
Debt from consolidation of equity companies (Note 14)	$-	$9	$-

 The accompanying Notes on pages 43 to 63 are an integral part of these financial statements.

PRAXAIR, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Dollar amounts in millions, except per share data, shares in thousands)

							Accumulated
			Additional				Other
	Common Stock		Paid-in	Treasury Stock		Retained	Comprehensive
Activity	Shares	Amounts	Capital	Shares	Amounts	Earnings	Income (Loss)	Total
Balance, December 31, 2001	170,141	$2	$1,795	7,998	$(330)	$2,307	$(1,297)	$2,477

Net income						409		409
Translation adjustments							(284)	(284)
Derivative instruments, net of $2 million taxes							3	3
Minimum pension liability, net of $52 million taxes							(95)	(95)
Comprehensive income								33
Dividends on common stock ($0.38 per share, Note 1)						(123)		(123)
Issuances of common stock
For the dividend reinvestment and stock purchase plan	46							-
For employee savings and incentive plans	3,763		170	(1,292)	59			229
Purchases of common stock				4,976	(276)			(276)

Balance, December 31, 2002	173,950	$2	$1,965	11,682	$(547)	$2,593	$(1,673)	$2,340

Net income						585		585
Translation adjustments							313	313
Minimum pension liability, net of $5 million taxes							8	8
Comprehensive income								906
Dividends on common stock ($0.46 per share, Note 1)						(149)		(149)
Issuances of common stock
For the dividend reinvestment and stock purchase plan	48							-
For employee savings and incentive plans	3,535		183	(1,681)	79			262
Purchases of common stock				4,614	(271)			(271)
Two-for-one stock split (Note 1)	177,418	2		14,250		(2)		-

Balance, December 31, 2003	354,951	$4	$2,148	28,865	$(739)	$3,027	$(1,352)	$3,088

Net income						697		697
Translation adjustments							230	230
Minimum pension liability, net of $31 million taxes							(58)	(58)
Comprehensive income								869
Dividends on common stock ($0.60 per share)						(195)		(195)
Issuances of common stock
For the dividend reinvestment and stock purchase plan	106		4					4
For employee savings and incentive plans	4,734		162	(2,758)	75			237
Purchases of common stock				10,063	(395)			(395)

Balance, December 31, 2004	359,791	$4	$2,314	36,170	$(1,059)	$3,529	$(1,180)	$3,608

The accompanying Notes on pages 43 to 63 are an integral part of these financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

Praxair is the largest industrial gases supplier in North and South America, is rapidly growing in Asia, and has strong, well-established businesses in Europe. The company’s primary products are oxygen, nitrogen, argon, carbon dioxide, helium, hydrogen, electronics gases and a wide range of specialty gases. Praxair Surface Technologies supplies high-performance coatings that protect metal parts from wear, corrosion and high heat. Praxair serves approximately 25 industries as diverse as healthcare and petroleum refining; computer-chip manufacturing and beverage carbonation; fiber-optics and steel making; and aerospace, chemicals and water treatment. In 2004, 93% of sales was generated in four regional segments (North America, Europe, South America, and Asia) primarily from the sale of industrial gases with the balance generated from the Surface Technologies segment.

Praxair manufactures and distributes its products through a network of hundreds of production plants, cylinder-filling stations and pipeline complexes in manufacturing enclaves. Major pipeline complexes are located in the United States, Brazil, Spain and Germany. This network is a competitive advantage, providing the foundation of reliability for product supply to our customer base.

Electricity, natural gas and diesel fuel are the largest cost elements in the production and distribution of industrial gases. Praxair minimizes the financial impact of variability in these costs through the management of customer contracts which typically have cost escalation and cost pass-through clauses.

Through a disciplined focus on profitable growth, Praxair delivered strong financial results in 2004. For the full year 2004, the company reported net income of $697 million, and diluted earnings per share of $2.10, a 19% increase from $585 million and $1.77 per share in 2003. Full-year sales were $6,594 million, 17% higher than 2003. Sales rose 13% excluding the impact of higher natural gas prices, which are passed through to hydrogen customers, and stronger currencies primarily in Europe, South America and Asia. Underlying sales grew 11% from higher volumes in all regional segments and higher overall pricing. Sales volumes increased strongly in the energy, metals, healthcare, manufacturing, chemicals and electronics markets.

CONSOLIDATED RESULTS

The following table provides summary data for 2004, 2003 and 2002:

(Millions of dollars)				Variance
Year Ended December 31,	2004	2003	2002	2004 vs. 2003	2003 vs. 2002

Sales	$6,594	$5,613	$5,128	17%	9%
Gross margin (a)	$2,607	$2,285	$2,178	14%	5%
As a percent of sales	39.5%	40.7%	42.5%
Selling, general and administrative	$869	$766	$751	13%	2%
As a percent of sales	13.2%	13.6%	14.6%
Depreciation and amortization	$578	$517	$483	12%	7%
Other income (expenses) - net	$20	$(5)	$48
Operating profit	$1,103	$922	$923	20%	0%
Interest expense - net	$155	$151	$206	3%	-27%
Effective tax rate	24.5%	22.6%	22.0%
Income before cumulative
effect of accounting change	$697	$585	$548	19%	7%
Number of employees	27,020	25,438	25,010	6%	2%

(a) Gross margin excludes depreciation and amortization expense.

2004 Compared With 2003

Sales in 2004 increased $981 million, or 17%, versus 2003. Strong volume growth primarily in the energy, metals, healthcare, manufacturing, chemicals and electronics markets, increased sales by 9% as worldwide economic activity strengthened. Price increases were realized in all regional segments and increased overall sales by 2%. Currency movements primarily in Europe, South America and Asia favorably impacted sales growth by 3%. The increase in raw material costs tied to natural gas prices, which Praxair is contractually obligated to pass through to on-site hydrogen customers, increased sales by $40 million, or 1% with an insignificant impact on operating profit. The acquisitions of Home Care Supply, Inc. (HCS) in June 2004 and the German industrial gas businesses and assets (German Acquisition) in December 2004 increased sales by 2%.

Gross margin in 2004 improved $322 million, or 14%, versus 2003. Gross margin as a percentage of sales declined 120 basis points to 39.5% versus 2003. The reduction was due primarily to the start-up of two steam-methane reformers on the U.S. Gulf Coast, which operate at lower operating margins due to the pass-through of natural gas costs in sales.

Selling, general and administrative expenses in 2004 were $869 million, or 13.2% of sales, versus $766 million, or 13.6% of sales, for 2003. The $103 million increase was primarily due to general cost inflation, acquisitions and currency increases.

Depreciation and amortization expense in 2004 increased $61 million, or 12%, versus 2003. The increase was principally due to increased capital spending in 2003, acquisitions and currency increases in Europe and South America.

Other income (expenses) - net in 2004 increased by $25 million from a $20-million benefit in 2004 compared to a $5-million loss in 2003. The increase was due to a $13-million benefit resulting from the resolution of a matter related to the divestiture of a business in a prior year, a $7-million reduction in net -income hedge losses in 2004 versus 2003, and higher partnership income. See Note 6 to the consolidated financial statements for a summary of the major components of Other income (expenses) - net.

Operating profit in 2004 increased $181 million, or 20%, versus 2003. Strong sales volumes, continued productivity initiatives and moderate price increases across all segments were primarily responsible for 15% of operating profit growth in 2004. Currency appreciation, primarily in Europe and South America, was responsible for the remaining 5% growth.

Interest expense in 2004 increased $4 million, or 3%, versus 2003. The debt levels and interest rates remained comparable to those in 2003 through November 2004. Interest expense increased slightly in December due to an increase in debt to finance the German Acquisition.

The effective income tax rate for 2004 was 24.5%, versus 22.6% for 2003. The increase in the effective rate was due primarily to higher earnings contributions in countries with higher marginal tax rates. Income taxes include a benefit of $3 million in the second quarter of 2004 and $10 million in the second quarter of 2003 resulting from the resolution of various tax matters from prior years. For 2005, Praxair expects a full-year effective tax rate of approximately 26%, excluding the impact of the Jobs Creation Act (see Note 7 to the consolidated financial statements).

At December 31, 2004, minority interests consist of minority shareholders' investments in Europe (primarily Rivoira S.p.A. in Italy), Asia (primarily in China and India) and North America (primarily within Praxair Distribution). The increase in minority interest of $6 million in 2004 was due primarily to improved profitability of the entities located in Italy and China.

Praxair’s significant equity investments are in Italy, the United States and Spain. The company’s share of net income from corporate equity investments declined slightly to $11 million in 2004 primarily due to a $3 million asset impairment charge for an unconsolidated joint venture offset by improved profitability in other joint ventures.

Net income in 2004 increased $112 million, or 19%, versus 2003. The increase was due to improved operating profit which was partially offset by the higher effective tax rate.

The number of employees at December 31, 2004 was 27,020, reflecting an increase of 1,582 employees from December 31, 2003 due primarily to the June acquisition of HCS (+1,263) and the German Acquisition (+266) in December.

2003 Compared With 2002

Sales in 2003 increased $485 million, or 9%, versus 2002. Realized price increases, principally in South America, North America and Europe, increased sales 3%. Overall, currency increased sales by 2%, largely due to the progressive strengthening of the euro versus the U.S. dollar throughout 2003. Sales increased 1% due to volume as all geographic segments reported year-over-year improvement. Strong volume growth in Asia and South America within the electronics, energy, metals and manufacturing markets offset sluggish but improving conditions in North America markets. Increased natural gas costs, which Praxair is contractually obligated to pass through to on-site hydrogen customers, increased sales by 2%, with an insignificant impact on operating profit. Acquisitions in healthcare, packaged gas and on-site markets worldwide increased sales by 1%.

Gross margin in 2003 improved $107 million, or 5%, versus 2002. Gross margin as a percent of sales declined 180 basis points to 40.7%, versus 2002. A 70 basis-point reduction in gross margin percentage was a result of increased natural gas cost pass-throughs, which had an insignificant impact on reported gross margin. Energy costs grew faster than the company’s ability to increase prices, primarily in the North American merchant market, further dampening gross margin as a percent of sales.

Selling, general and administrative expenses in 2003 were $766 million, or 13.6% of sales, versus $751 million or 14.6% of sales for 2002. The increase was principally the result of currency appreciation in Europe and acquisitions. Excluding those factors, underlying operational expenses were essentially flat as a result of continued focus on productivity initiatives.

Depreciation and amortization in 2003 increased $34 million, or 7%, versus 2002. The increase was due to an increase in capital expenditures of $22 million, $9 million in currency appreciation and $3 million in business acquisition activity.

Other income (expenses) - net in 2003 was a loss of $5 million in 2003 versus a $48 million gain in 2002. 2003 included $9 million of losses on net-income hedges (primarily in Europe and Brazil). 2002 included $17 million of net-income hedge gains (primarily in Brazil) and a $7-million gain from a favorable litigation settlement. See Note 6 to the consolidated financial statements for a summary of the major components of Other income (expenses) - net.

Operating profit in 2003 was $922 million, flat compared to 2002. Excluding the impacts of net-income hedges in both periods and the litigation settlement in 2002, underlying operating profit improved 4% primarily due to continued progress on productivity initiatives and currency appreciation of the euro which outpaced inflationary pressures on cost structures.

Interest expense in 2003 declined $55 million, or 27%, versus 2002. The reduction in interest expense is primarily due to the 2002 and 2003 refinancings of debt at lower interest rates.

The effective tax rate for 2003 was 22.6%, versus 22.0% for 2002, due to the lower earnings contribution from Brazil, which has a lower effective tax rate, and lower interest expense in the U.S., which is deductible at a 35% marginal rate. A benefit of $10 million was recorded in the second quarter of 2003 resulting from the resolution of various tax matters for previous years.

The increase in minority interest of $4 million in 2003 was due primarily to the consolidation of joint ventures in Asia and Europe (as a result of increased ownership in these joint ventures).

Praxair's share of net income from corporate equity investments increased $3 million in 2003 primarily due to improved profitability of its joint venture in Italy.

Income before accounting changes increased $37 million, or 7%, compared to 2002 primarily due to the reduction of interest expense.

The number of employees at December 31, 2003 was 25,438, reflecting an increase of 428 employees from December 31, 2002. This increase related primarily to new service initiatives in Brazil (+833), partially offset by restructuring actions primarily in Surface Technologies (-144) and the divestiture of operations in Poland (-170).

Accounting Change

In the second quarter of 2002, Praxair completed the initial goodwill impairment tests required for the adoption of Statement of Financial Accounting Standards (SFAS) No. 142. These tests indicated an impairment of goodwill related to previous acquisitions. As a result, a $139-million non-cash transition charge to earnings was recorded as a cumulative effect of an accounting change, retroactive to January 1, 2002. For more information, see Note 2 to the consolidated financial statements.

Related Party Transactions

The company's related parties are primarily unconsolidated equity affiliates. The company did not engage in any material transactions involving related parties that included terms or other aspects that differ from those which would be negotiated with independent parties.

Costs Relating to the Protection of the Environment

Praxair's principal operations relate to the production and distribution of atmospheric and other industrial gases, which historically have not had a significant impact on the environment. However, worldwide costs relating to environmental protection may continue to grow due to increasingly stringent laws and regulations, and Praxair's ongoing commitment to rigorous internal standards. Environmental protection costs in 2004 included approximately $6 million in capital expenditures and $15 million of expenses, including $1 million for remediation projects. Environmental protection expenditures were approximately $4 million less in 2004 versus 2003. Praxair anticipates that future environmental protection expenditures will be similar to 2004, subject to any significant changes in existing laws and regulations. Based on historical results and current estimates, management does not believe that environmental expenditures will have a material adverse effect on the consolidated financial position or on the consolidated results of operations or cash flows in any given year.

Legal Proceedings

See Note 20 to the consolidated financial statements for information concerning legal proceedings.

SEGMENT DISCUSSION

The following summary of sales and operating profit by segment provides a basis for the discussion that follows:

(Millions of dollars)				Variance
Year Ended December 31,	2004	2003	2002	2004 vs. 2003	2003 vs. 2002

Sales
North America	$4,191	$3,627	$3,351	16%	8%
Europe	847	699	589	21%	19%
South America	866	708	632	22%	12%
Asia	487	389	324	25%	20%
Surface Technologies	447	400	394	12%	2%
Eliminations	(244)	(210)	(162)
	$6,594	$5,613	$5,128	17%	9%

Operating Profit
North America	$623	$548	$557	14%	-2%
Europe	214	170	139	26%	22%
South America	152	114	134	33%	-15%
Asia	80	64	51	25%	25%
Surface Technologies	34	26	35	31%	-26%
All Other	-	-	7
	$1,103	$922	$923	20%	0%

North America

The North America operating segment includes Praxair's industrial and packaged gases operations in the U.S., Canada and Mexico. Praxair's U.S. and Canadian packaged gases operations within the North American industrial gases business are collectively referred to as Praxair Distribution. North America also includes several product lines servicing the electronics and healthcare markets.

On June 14, 2004, Praxair acquired 100% of the outstanding common shares of HCS for a purchase price of $245 million. HCS was the largest privately-held home-respiratory and medical equipment provider in the United States with 59 locations in 13 states. See Note 3 to the consolidated financial statements for additional information related to the acquisition.

Sales for 2004 increased $564 million, or 16%, versus 2003. Higher demand in the energy, manufacturing, metals and chemicals marketplaces led to strong volume growth of 9%. Acquisitions contributed 3% to sales growth, driven primarily by the HCS acquisition. Overall price increases of 3% were primarily driven by price attainment in our Canadian and U.S. packaged-gas business, on-site customers and in Mexico. The increase in raw material costs tied to natural gas prices, which Praxair is contractually obligated to pass through to on-site hydrogen customers, increased sales by $40 million, or 1%, with minimal impact on operating profit.

Operating profit in 2004 increased $75 million, or 14%, versus 2003. Stronger sales to the manufacturing, metals, chemicals and electronics markets was the primary driver to operating- profit growth. Total productivity and pricing actions largely offset underlying inflationary pressures. Acquisitions and currency favorably impacted operating profit by 2%. Operating profit as a percentage of sales decreased 20 basis points to 14.9%. This decline is solely due to the HCS acquisition and the start-up of two steam-methane reformers in the third quarter, both of which operate at lower operating margins. Excluding the effect of the acquisition and the new hydrogen business, operating profit as a percentage of sales was higher than 2003 levels by 30 basis points.

Sales for 2003 increased $276 million, or 8%, versus 2002. The effect of escalating natural gas costs for hydrogen customers increased sales 3% with an insignificant impact on operating profit. Overall price increases of 3% were primarily realized in Praxair’s U.S. and Canadian on-site, merchant and packaged-gas business units and in Mexico. Acquisitions by healthcare and packaged-gas business units increased sales by 1%. Sales volumes continued to improve in the chemical, energy, manufacturing and metals end markets as manufacturing activity improved resulting in an increase in sales of 1%.

Operating profit for 2003 decreased $9 million, or 2%, versus 2002. Excluding electricity costs, realized price increases and continued focus on productivity and purchasing initiatives offset underlying inflationary pressures on Praxair’s cost structures. Electricity costs, on average, increased by 15% in the United States, which outpaced realized price increases primarily in our merchant markets. In addition, tough market conditions prevailed in the first half of 2003 in electronics markets, marginally decreasing operating profit versus 2002.

Including the HCS acquisition, Praxair now estimates that the Medicare Prescription Drug Improvement and Modernization Act of 2003 may reduce annual sales of certain healthcare products by approximately $15 million to $20 million but expects to offset the revenue reduction through cost management and organic sales volume growth.

Europe

Praxair's European industrial gases business is primarily in Italy, Spain, Germany, Benelux, and France. On December 2, 2004, Praxair acquired industrial gas assets and related businesses in Germany from Air Liquide S.A. for a purchase price of $667 million. The acquired assets and businesses consist of industrial gas plants and pipeline assets in the Rhine/Ruhr and Saar areas, bulk distribution and packaged-gas businesses. The businesses serve large customers in the refining, chemical and steel industries along the pipeline systems, plus about 40,000 smaller customers in bulk, medical, specialty and packaged gases. See Note 3 to the consolidated financial statements for additional information related to the acquisition.

Sales for 2004 increased $148 million, or 21%, versus 2003. The favorable impact of the stronger euro increased sales by 10%. Acquisitions accounted for approximately 6% of the sales growth, driven by the German Acquisition and the full-year impact of the 2003 consolidation of Indugas, a former joint venture. Excluding the acquisitions and the impact of currency, sales increased 4% due to improved volumes. Liquid and packaged-gas volumes in Spain, Italy, and Western Europe remained at healthy levels as the metals, healthcare and electronics markets continue to grow at robust levels.

Operating profit for 2004 increased $44 million, or 26%, versus 2003. The improvement in operating profit was principally due to the continued favorable impact of a stronger euro and increased sales, each of which generated half of the increase. Cost reductions related to productivity programs primarily offset inflation on existing cost structures.

Sales for 2003 increased $110 million, or 19%, versus 2002. The favorable impact of the stronger euro increased sales by 19%. Sales volumes and realized price increases each favorably impacted sales by 2%, offsetting the net decrease in sales resulting from the Poland divestiture and the Indugas consolidation. Market-share penetration in the manufacturing, healthcare and metals markets principally drove the sales volume gains.

Operating profit for 2003 increased $31 million, or 22%, versus 2002. The favorable impact of the euro generated 17% of this increase. Underlying operating profit grew 9% as cost reduction programs, the Indugas consolidation, and operating leverage on the sales volume growth significantly outpaced the net impact of pricing and inflation on cost structures. The divestiture of the Poland operations adversely impacted operating profit by 4%.

South America

Praxair's South American industrial gases operations are conducted by its subsidiary, White Martins Gases Industriais Ltda. (White Martins), which is the largest industrial gases company in Brazil. White Martins also has operations in Argentina, Bolivia, Chile, Colombia, Paraguay, Peru, Uruguay and Venezuela.

Sales for 2004 increased $158 million, or 22%, versus 2003. The sales improvement was driven by sales volume increases of 9% and realized price increases of 9% to on-site, liquid and packaged-gases customers. Currency improvements increased sales by 4%. Continued strong volume increases in the metals, manufacturing and healthcare markets principally drove the sales volume growth.

Operating profit increased $38 million, or 33%, versus 2003. The increase in operating profit was principally due to the increase in sales and the favorable impact of currency fluctuations, which grew operating profit by 21% and 12%, respectively. Continued cost savings initiatives and pricing offset inflationary impacts on cost structures.

Sales for 2003 increased $76 million, or 12%, versus 2002. The effects of currency adversely impacted reported sales by 7% due principally to devaluation of the Brazilian real which stabilized in the second half of 2003 at approximately 2.9 per U.S. dollar. Strong pricing initiatives resulted in an increase in sales of 9%. Sales volumes were strong, increasing sales by 9% due to strong sales to metal manufacturers supplying export markets, healthcare and chemical customers.

Operating profit for 2003 decreased $20 million, or 15%, versus 2002. 2003 operating profit included $2 million of net income hedge losses and a $5-million expense related to the settlement of legal matters. 2002 operating profit included $20 million of net income hedge gains. Excluding these impacts, underlying operating profit increased 6%. Continued focus on productivity initiatives and pricing actions mostly offset the unfavorable impact of inflation. Severance costs decreased operating profit by 4% as South American management continued to implement productivity improvements. Increased sales volumes improved operating profit by 14% demonstrating favorable operating leverage.

Asia

The Asia segment includes Praxair's industrial gases operations primarily in China, India, Korea and Thailand, with smaller operations in Japan, Malaysia and Taiwan.

Sales for 2004 increased $98 million, or 25%, versus 2003. Strong volume growth, primarily in the electronics, metals and chemicals markets, increased sales by 18%. Realized price increases were 3% for the year and favorable currency movement improved sales by 2%. The 2003 consolidation of a former joint venture in China increased sales by 2%. Management continues to focus investment in China due to continuing growth opportunities. New projects coming on-stream in 2005 and 2006 will primarily serve the semiconductor, steel, chemical and refining industries.

Operating profit for 2004 increased $16 million, or 25%, versus 2003. The improvement in operating profit is primarily a result of the strong sales volumes, which increased operating profit by 25%. The 2003 consolidation of the former joint venture added 4% growth for the year. Cost reduction initiatives largely offset the negative impact inflation had on the underlying cost structure.

Sales for 2003 increased $65 million, or 20%, versus 2002. Strong volume growth in Chinese metals and electronics markets, Korean electronics markets, Indian metals markets, and Thai food markets increased sales by 14%. Praxair increased its ownership and began consolidating joint-venture companies in China, increasing sales by $10 million, or 3%. The effects of favorable currency rates, primarily in India, Thailand and Korea, favorably impacted sales by 3%.

Operating profit for 2003 increased $13 million, or 25%, versus 2002. The consolidation of the joint venture increased operating profit by 6%. Operating profit grew 29% from increased sales volumes as favorable operating leverage was realized on plant infrastructure investments. Productivity initiatives partially mitigated the impacts of cost inflation.

Surface Technologies

Praxair's worldwide Surface Technologies business operates primarily in the U.S. and Europe, with smaller operations in Asia and Brazil.

Sales for 2004 increased $47 million, or 12%, versus 2003. The favorable impact of currency increased sales by $22 million, or 6%, compared to the prior year. Volume increased 6% primarily as a result of higher volumes of high-end coating sales for OEM aircraft engine parts and other industrial coatings. The aviation-repair business continues to be soft, reflecting the weak financial condition of the commercial airline industry.

Operating profit for 2004 increased $8 million, or 31%, versus 2003. The increase in operating profit was driven by benefits from increased sales volumes primarily of industrial coatings and the benefits of prior-year cost-reduction initiatives.

Sales for 2003 increased $6 million, or 2%, versus 2002 as favorable currency impacts outpaced declining sales volumes. The lower volumes reflect market weakness in the global coatings and aviation services business units.

Operating profit for 2003 decreased $9 million, or 26%, versus 2002 as weakening volumes outpaced cost reduction initiatives. In 2003, $2 million of severance expense was incurred to reduce cost structures in reaction to difficult market conditions in global coatings and aviation services.

All Other

Operating income in 2002 of $7 million represents a net gain related to the settlement of litigation with Airgas, Inc.

Currency

Praxair’s results of foreign operations are generally translated to the company’s reporting currency, the U.S. dollar, from the functional currencies used in the countries in which the company operates. In general, Praxair uses the local currency as its operation’s functional currency with the exception of hyperinflationary countries where the U.S. dollar is used as the functional currency. There is inherent variability and unpredictability in relationship of these functional currencies to the U.S. dollar and such currency movements may materially impact Praxair’s results of operations in any given period.

To help understand the reported results, the following is a summary of the significant currencies underlying Praxair’s consolidated results and the exchange rates used to translate the financial statements (rates of exchange expressed in units of local currency per U.S. dollar):

	Percent of
	2004	Income Statement			Balance Sheet
	Consolidated	Average Year-to-Date December 31,			December 31,
Currency	Sales (a)	2004	2003	2002	2004	2003
European euro	15%	0.81	0.89	1.07	0.73	0.81
Brazilian real	11%	2.92	3.06	2.92	2.65	2.89
Canadian dollar	9%	1.31	1.41	1.57	1.21	1.33
Mexican peso	4%	11.30	10.74	9.58	11.13	11.30
Venezuelan bolivar	<1%	1,883	1,609	1,162	1,920	1,600
Argentinean peso	<1%	2.94	2.95	3.16	2.98	2.93

a)	Certain Surface Technologies segment sales are included in European and Brazilian sales.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL DATA

(Millions of dollars)
Year Ended December 31,	2004	2003	2002
Net Cash Provided by (Used for)

Operating Activities
Net income plus depreciation and
amortization and accounting change	$1,275	$1,102	$1,031
Working capital	(68)	(58)	(27)
Other-net	36	93	(3)
Total provided by operating activities	$1,243	$1,137	$1,001

Investing Activities
Capital expenditures	$(668)	$(983)	$(498)
Acquisitions	(929)	(73)	(113)
Divestitures and asset sales	45	64	24
Total used for investing	$(1,552)	$(992)	$(587)

Financing Activities
Debt increases (reductions)	$666	$43	$(245)
Minority transactions and other	(8)	(5)	27
Issuances (purchases) of stock	(182)	(25)	(70)
Cash dividends	(195)	(149)	(123)
Total provided by (used for) financing	$281	$(136)	$(411)

Other Financial Data (a)

Debt-to-capital ratio	47.9%	46.2%	52.3%
After-tax return on capital	12.5%	12.8%	13.4%

(a)	Non-GAAP measure. See the Appendix on page 68 for definitions and reconciliation to reported amounts.

Cash Flow from Operations

Cash flow from operations increased $106 million to $1,243 million in 2004 from $1,137 million in 2003. The growth is a result of the strong cash flow generated from the improved profits on higher sales, partially offset by increased cash used for worldwide pension contributions of approximately $119 million, an increase of $85 million over 2003 contribution levels.

Cash flow from operations increased $136 million to $1,137 million in 2003 from $1,001 million in 2002. The improvement is due to increased earnings, an increase in Non-cash (benefits) charges and other and from a reduction in cash payments related to the 2000 and 2001 restructuring and repositioning charges.

Investing

Net cash used for investing of $1,552 million in 2004 increased $560 million, or 56%, versus 2003 due primarily to the two significant 2004 acquisitions, partially offset by a reduction in capital expenditures. Capital expenditures in 2004 totaled $668 million, a decrease of $315 million from 2003, which included the purchase of leased assets for $339 million.

Net cash used for investing in 2003 totaled $992 million, an increase of $405 million from 2002. The increase is primarily related to the purchase of leased assets for $339 in June 2003 in response to favorable financing conditions (see Note 5 to the consolidated financial statements) and increased capital expenditures for two new steam-methane reformers to supply North American hydrogen customers.

Acquisition expenditures in 2004 were $929 million, an increase of $856 million from 2003. The 2004 expenditures relate primarily to two acquisitions. In December 2004, Praxair acquired German industrial gas assets and related businesses from Air Liquide, S.A. (with annual sales in 2003 of approximately $199 million) for $667 million. In June 2004, Praxair acquired 100% of the outstanding common shares of HCS for a purchase price of $245 million. HCS was the largest privately held home respiratory and medical equipment provider in the United States with annual sales in 2003 of approximately $169 million. Acquisition expenditures for 2003 totaled $73 million, a decrease of $40 million from 2002. The decrease in 2003 was due to the smaller number of and amounts paid for acquisitions related to the North American healthcare and electronics businesses.

Proceeds from divestitures and asset sales in 2004 were $45 million, a decrease of $19 million from 2003. Divestitures and asset sales in 2004 include the third-quarter sale of assets in Europe for approximately $20 million related to a customer contract termination. Divestitures and asset sales in 2003 totaled $64 million, an increase of $40 million from 2002. The increase was due primarily to the 2003 sale of Praxair’s Polish business for approximately $50 million.

On a worldwide basis, capital expenditures for 2005 are expected to be in the range of $700 million to $750 million, with the largest concentration of investment in the energy sector in North America, which includes hydrogen, enhanced oil and gas recovery and the company’s liquefied natural gas business in Brazil. At December 31, 2004, $381 million of capital expenditures had been approved and committed. Acquisition expenditures will depend on the availability of opportunities at attractive prices.

Financing

Praxair's financing strategy is to secure long-term committed funding at attractive interest rates by issuing U.S. public notes and debentures and commercial paper backed by a standby long-term bank credit agreement. Its international operations are funded through a combination of local borrowing and inter-company funding to minimize the total cost of funds and to manage and centralize currency exchange exposures. Praxair manages its exposure to interest-rate changes through the use of financial derivatives (see Note 15 to the consolidated financial statements and the section entitled "Market Risks and Sensitivity Analyses").

At December 31, 2004, Praxair's total debt outstanding was $3,525 million, $709 million higher than $2,816 million at December 31, 2003. The December 31, 2004 debt balance comprises $2,331 million in public notes, $285 million in commercial paper, and $909 million representing primarily bank borrowings from around the world. At December 31, 2004, Praxair was in compliance with its borrowing covenants and Praxair’s global effective borrowing rate was approximately 5%.

Cash provided by financing activities increased $417 million to $281 million in 2004 compared to cash used for financing activities of $136 million in 2003. The increase in cash provided by financing activities can be attributed to an increase in net proceeds from debt issuances of $623 million, most of which was borrowed for the German Acquisition (see Europe discussion). The aforementioned increase was partially offset by an increase in cash used to repurchase common stock of $157 million, net of issuances and an increase in cash dividends year-over-year of $46 million. Cash dividends in 2004 were $0.60 per share compared to $0.46 per share in 2003, an increase of 30%.

On November 29, 2004, the company entered into a €450 million, five-year borrowing facility with a syndicate of international banks. As of December 31, 2004, the amount outstanding against this facility was €450 million, or $613 million. The proceeds were used to finance the German Acquisition referenced in Note 3 to the consolidated financial statements. Such borrowings are classified as long-term because of the company’s intent to refinance this debt on a long-term basis and the availability of such financing under the terms of this agreement. During December 2004, Praxair terminated and replaced its $1-billion credit agreement with a five-year $1-billion senior unsecured credit facility with a syndicate of banks that expires in 2009. No borrowings were outstanding under either credit agreement at December 31, 2004 or 2003. Associated fees were not significant in each of the past three years.

During 2003, Praxair repaid $300 million of 6.75% notes and $75 million of 6.625% notes that were due on March 1, 2003 and March 15, 2003, respectively. On April 15, 2003, Praxair repaid $250 million of 6.15% notes that were due. The repayments were funded through the issuance of commercial paper. On May 27, 2003 and June 2, 2003, respectively, Praxair issued $350 million of 3.95% notes due 2013 and $300 million of 2.75% notes due 2008, respectively. The proceeds of these debt issuances were used to refinance commercial paper and purchase $339 million of previously leased assets.

Other Financial Data

The following discussion includes non-GAAP measures that may not be comparable to similar definitions used by other companies. Praxair believes that its debt-to-capital ratio is appropriate for measuring its financial leverage. The company believes that its after-tax return-on-invested-capital ratio is an appropriate measure for judging performance as it reflects the approximate after-tax profit earned as a percentage of investments by all parties in the business (debt, minority interest, preferred stock, and shareholders’ equity). See the Appendix on page 68 for definitions and reconciliation of these two non-GAAP measures to reported amounts.

Praxair’s debt-to-capital ratio increased 170 basis points to 47.9% at December 31, 2004 over 2003. The fluctuation is attributed to an increase in total debt due to increased 2004 borrowings used to finance the German Acquisition and is partially offset by increases in shareholders’ equity due to 2004 net income and the favorable impact of currency translation on equity.

After-tax return on capital decreased 30 basis points to 12.5% at December 31, 2004 compared to 2003 due to increased average capital balances resulting from the aforementioned increase in borrowings due to acquisitions which reduced the after-tax return on capital by 0.6% in 2004, partially offset by increased operating profits versus 2003.

Off-Balance Sheet Arrangements and Contractual Obligations

The following table sets forth Praxair's material contractual obligations and other commercial commitments as of December 31, 2004:

(Millions of dollars)	Contractual Obligations				Other Commercial Commitments
	Debt and	Obligations
Due or	Capitalized	Under	Unconditional
Expiring by	Lease	Operating	Purchase		Construction	Guarantees
December 31,	Maturities	Leases	Obligations	Total	Commitments	and Other	Total

2005	$649	$67	$117	$833	$231	$43	$274
2006	287	55	70	412	136	1	137
2007	525	41	41	607	14	2	16
2008	557	28	33	618	-	-	-
2009	618	19	32	669	-	-	-
Thereafter	889	78	117	1,084	-	14	14
	$3,525	$288	$410	$4,223	$381	$60	$441

Debt and capitalized lease maturities of $3,525 million exclude interest thereon, are more fully described in Note 14 to the consolidated financial statements and are included on the company’s balance sheet as long- and short-term liabilities. German Acquisition debt of $613 million is included in 2009 maturities.

Obligations under operating leases of $288 million represent non-cancelable contractual obligations primarily for manufacturing and distribution equipment and office space. See Note 5 to the consolidated financial statements for further details.

Unconditional purchase obligations of $410 million represent contractual commitments under various long- and short-term take-or-pay arrangements with suppliers. These obligations are primarily minimum purchase commitments for electricity, natural gas and feedstock used to produce atmospheric gases, carbon dioxide and hydrogen. During 2004, payments under these contracts totaled $479 million, including $227 million for electricity and $192 million for natural gas. A significant portion of these obligations are passed on to customers through similar take-or-pay contractual arrangements. Purchase obligations that are not passed along to customers do not represent a significant risk to Praxair. In addition, Praxair enters into contracts to purchase products and services that do not have minimum purchase provisions.

Construction commitments of $381 million represent outstanding commitments to customers or suppliers to complete authorized construction projects as of December 31, 2004. A significant portion of Praxair’s capital spending is related to the construction of new production facilities to satisfy customer commitments which may take a year or more to complete.

Guarantees and other of $60 million include $6 million related to required minimum pension contributions and $54 million related to Praxair’s contingent obligations under guarantees of certain debt of unconsolidated affiliates. Unconsolidated equity investees had total debt of approximately $193 million at December 31, 2004, which was non-recourse to Praxair with the exception of the guaranteed portions described above. Praxair has no financing arrangements with closely-held related parties.

See Note 20 to the consolidated financial statements for more information concerning commitments and contingencies. In addition, see Note 9 to the consolidated financial statements for a summary of long-term liabilities which consist primarily of pension and other post-retirement benefit costs (OPEB).

Pension Benefits

The non-cash minimum pension liability recorded at December 31, 2004 was increased by $89 million to $241 million at December 31, 2004 ($157 million after-tax) from $152 million at December 31, 2003 ($99 million after-tax). The increase in the pension liability did not affect net income as the offsetting, after-tax charge was made to Accumulated other comprehensive income within Shareholders’ equity.

Pension contributions were $119 million in 2004 ($34 million in 2003). Estimates of 2005 contributions are in the range of $80 million to $85 million, of which $6 million is required. As of February 21, 2005, $59 million of contributions were made to Praxair’s U.S. Pension Plans.

Praxair assumes an expected return on plan assets for 2005 in the U.S. of 8.5%. In 2005, consolidated pension expense is expected to be approximately $45 million versus $37 million in 2004 and $26 million in 2003.

Insurance

Praxair purchases insurance to limit a variety of risks, including those related to workers’ compensation, liability (general, products, professional and vehicles) and all-risk property. Currently, the company self-retains the first $5 million per occurrence for workers’ compensation and general liability and between $1 million and $5 million per occurrence for its properties. To mitigate its aggregate loss potential above this retention, the company purchases insurance coverage from highly rated insurance companies at what it believes are reasonable coverage levels. The aggregate retained liability of $43 million and $37 million as of December 31, 2004 and 2003, respectively, is estimated using statistical analyses and is based upon historical experience, actuarial assumptions and professional judgment. These estimates are subject to the effects of trends in loss severity and frequency and are subject to a significant degree of inherent variability.

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

Depreciable Lives of Property, Plant and Equipment

Praxair's net property, plant and equipment at December 31, 2004 was $5,946 million, representing 60% of the company's consolidated total assets. Depreciation expense for the year ended December 31, 2004 was $565 million, or 10% of total operating costs. Management judgment is required in the determination of the estimated depreciable lives that are used to calculate the annual depreciation expense and accumulated depreciation.

Property, plant and equipment are recorded at cost and depreciated over the assets' estimated useful lives on a straight-line basis for financial-reporting purposes. The estimated useful life represents the projected period of time that the asset will be productively employed by the company and is determined by management based on many factors, including historical experience with similar assets, technological life cycles, geographic locations and contractual supply relationships with on-site customers. Circumstances and events relating to these assets, such as on-site contract modifications, are monitored to ensure that changes in asset lives or impairments (see "Asset Impairments" below) are identified and prospective depreciation expense or impairment expense is adjusted accordingly. Praxair's largest asset values relate to cryogenic air-separation production plants with average depreciable lives of 15 years.

Based upon the assets as of December 31, 2004, if depreciable lives of machinery and equipment, on average, were increased or decreased by one year, annual depreciation expense would be decreased by approximately $25 million or increased by approximately $28 million, respectively.

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

The weighted-average expected long-term rates of return on pension plan assets were 8.5% for U.S. plans and 7.75% for international plans at December 31, 2004. These rates are determined annually by management based on a weighted average of current and historical market trends, historical portfolio performance and the portfolio mix of investments. A 0.50% change in these expected long-term rates of return, with all other variables held constant, would change Praxair's pension expense by approximately $5 million.

The weighted-average discount rates for pension plan liabilities were 5.85% for U.S. plans and 5.50% for international plans at December 31, 2004. These rates are used to calculate the present value of plan liabilities and are determined annually by management based on market yields for high-quality fixed income investments representing the approximate duration of the pension liabilities on the measurement date. A 0.50% change in these discount rates, with all other variables held constant, would change Praxair's pension expense by approximately $10 million and would impact the projected benefit obligation (PBO) by approximately $98 million.

The weighted-average expected rate of compensation increase for Praxair's U.S. and international plans was 3.0% at December 31, 2004. The estimated annual compensation increase is determined by management every year and is based on historical trends and market indices. A 0.50% change in the expected rate of compensation increase, with all other variables held constant, would change Praxair's pension expense by approximately $5 million and would impact the PBO by approximately $21 million. A change in this assumption is usually consistent with a change in the discount rate assumption, and the earnings impacts generally offset one another.

Asset Impairment

Goodwill

At December 31, 2004, the company had goodwill of $1,551 million, which represents the aggregate of excess purchase price for acquired businesses over the fair value of the net assets acquired. The company performs a goodwill impairment test annually or more frequently if events or circumstances indicate that an impairment loss may have been incurred. The impairment test requires that the company estimate and compare the fair value of its reporting units to their carrying value. As of December 31, 2004, goodwill was assigned to eight reporting units in amounts ranging from $1 million to $939 million. Fair value is determined through the use of projected future cash flows, multiples of earnings and sales and other factors.

Such analysis requires the use of certain future market assumptions and discount factors, which are subjective in nature. Estimated values can be affected by many factors beyond the company's control such as business and economic trends, government regulation, and technological changes. Management believes that the assumptions used to determine fair value are appropriate and reasonable. However, changes in circumstances or conditions affecting these assumptions could have a significant impact on the fair value determination, which could then result in a material impairment charge to the company’s results of operations.

See Notes 2 and 12 to the consolidated financial statements for information concerning the initial adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” and disclosures concerning the carrying value of goodwill.

Property, Plant and Equipment

Property, plant and equipment is tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an individual asset or asset group may not be recoverable. To test recoverability, the company compares management’s best estimate of the future cash flows expected to be generated from the asset or asset group to compare against the carrying amount of the asset or asset group. Should these undiscounted future cash flows be less than the carrying amount of the asset or asset group, an impairment charge reducing the carrying amount to fair value is required. Fair value is determined based on the most appropriate valuation technique, including discounted cash flows. This analysis requires management to make various subjective estimates and assumptions, including the amount of projected future cash flows related to the potentially impaired asset or asset group, the useful life over which cash flows will occur and the asset’s residual value, if any.

Income Taxes

At December 31, 2004, Praxair had deferred tax assets of $647 million (net of valuation allowances of $112 million), and deferred tax liabilities of $879 million. Income tax expense was $232 million for the year ended December 31, 2004.

In the preparation of consolidated financial statements, Praxair estimates income taxes based on diverse legislative and regulatory structures that exist in various jurisdictions where the company conducts business. Deferred income tax assets and liabilities represent tax benefits or obligations that arise from temporary differences due to differing treatment of certain items for accounting and income tax purposes. Praxair evaluates deferred tax assets each period to ensure that estimated future taxable income will be sufficient in character (e.g. capital gain versus ordinary income treatment), amount and timing to result in their recovery. A valuation allowance is established when management determines that it is more likely than not that a deferred tax asset will not be realized to reduce the assets to their realizable value. Considerable judgments are required in establishing deferred tax valuation allowances and in assessing probable exposures related to tax matters. Praxair’s tax returns are subject to audit and local taxing authorities could challenge the company’s tax positions. The company's practice is to review tax-filing positions by jurisdiction and to record provisions for probable tax assessments, including interest and penalties, if applicable. Praxair believes it records and/or discloses such potential tax liabilities as appropriate and has reasonably estimated its income tax liabilities and recoverable tax assets.

NEW ACCOUNTING STANDARDS

See Notes 1 and 2 to the consolidated financial statements for information concerning new accounting standards and for information regarding the 2002 accounting change, respectively.

MARKET RISKS AND SENSITIVITY ANALYSES

Praxair is exposed to market risks relating to fluctuations in interest rates and currency exchange rates. The objective of financial risk management at Praxair is to minimize the negative impact of interest rate and foreign exchange rate fluctuations on the company's earnings, cash flows and equity.

To manage these risks, Praxair uses various derivative financial instruments, including interest-rate swaps, currency swaps, forward contracts and commodity contracts. Praxair only uses commonly traded and non-leveraged instruments. These contracts are entered into primarily with major banking institutions thereby minimizing the risk of credit loss. Also, see Notes 1 and 15 to the consolidated financial statements for a more complete description of Praxair's accounting policies and use of such instruments.

The following discussion presents the sensitivity of the market value, earnings and cash flows of Praxair's financial instruments to hypothetical changes in interest and exchange rates assuming these changes occurred at December 31, 2004. The range of changes chosen for these discussions reflect Praxair's view of changes which are reasonably possible over a one-year period. Market values represent the present values of projected future cash flows based on interest rate and exchange rate assumptions.

Interest Rate and Debt Sensitivity Analysis

At December 31, 2004, Praxair had debt totaling $3,525 million ($2,816 million at December 31, 2003). There were no interest-rate swap agreements outstanding at December 31, 2004 and 2003, respectively. Interest-rate swaps are entered into as hedges of underlying financial instruments to effectively change the characteristics of the interest rate without actually changing the underlying financial instrument. For fixed-rate instruments, interest-rate changes affect the fair market value but do not impact earnings or cash flows. Conversely, for floating-rate instruments, interest-rate changes generally do not affect the fair market value but impact future earnings and cash flows, assuming other factors are held constant.

At December 31, 2004, Praxair had fixed-rate debt of $2,458 million and floating-rate debt of $1,067 million, representing 70% and 30%, respectively, of total debt. At December 31, 2003, Praxair had fixed-rate debt of $2,465 million and floating-rate debt of $351 million, representing 88% and 12%, respectively, of total debt. Holding other variables constant (such as foreign exchange rates, swaps and debt levels), a one-percentage-point decrease in interest rates would increase the unrealized fair market value of the fixed-rate debt by approximately $97 million ($119 million in 2003). At December 31, 2004 and 2003, the after-tax earnings and cash flows impact for the subsequent year resulting from a one-percentage-point increase in interest rates would be approximately $7 and $2 million, respectively, holding other variables constant.

Exchange Rate Sensitivity Analysis

Praxair’s exchange-rate exposures result primarily from its investments and ongoing operations in South America (primarily Brazil, Argentina and Venezuela), Europe (primarily Spain, Italy and Germany), Canada, Mexico, Asia (primarily China, India, Korea and Thailand) and other business transactions such as the procurement of equipment from foreign sources. Among other techniques, Praxair utilizes foreign exchange forward contracts to hedge these exposures. At December 31, 2004, Praxair had $679 million notional amount ($512 million at December 31, 2003) of foreign exchange contracts all of which ($502 million in 2003) are to hedge recorded balance-sheet exposures or firm commitments. At December 31, 2004, Praxair had no net income hedges outstanding ($10 million notional at December 31, 2003).

Holding other variables constant, if there were a 10% adverse change in foreign-currency exchange rates for the portfolio, the fair market value of foreign-currency contracts outstanding at December 31, 2004 would decrease by approximately $35 million ($38 million at December 31, 2003), all of which at December 31, 2004 would be offset by an equal but offsetting gain or loss on the foreign-currency fluctuation of the underlying exposure being hedged ($37 million at December 31, 2003). The remaining $1 million at December 31, 2003 would have impacted earnings.

OUTLOOK

For the full year of 2005, Praxair expects sales and operating-profit growth in the range of 11% to 15% from 2004. The company expects diluted earnings per share to be in the range of $2.33 to $2.45, reflecting growth of 11% to 17%. This guidance assumes a higher effective tax rate of 26% for 2005, excluding the impact of the American Jobs Creation Act of 2004 (see Note 7 to the consolidated financial statements). This growth level includes the absorption of integration costs associated with the two fiscal 2004 acquisitions, higher interest expense and the higher tax rate. This guidance excludes the impact of the adoption of SFAS No. 123R, which will require the company to expense stock options beginning no later than the third quarter of 2005. The company estimates that the adoption of this standard’s provisions will reduce reported diluted earnings per share by about $0.02 per quarter.

Full-year capital expenditures are expected to be in the range of $700 million to $750 million.

Praxair provides quarterly updates on operating results, material trends that may affect financial performance, and financial earnings guidance via earnings releases and investor teleconferences. In addition, Praxair issues press releases whenever significant events occur which may affect financial performance. These materials are available on our website: www.praxair.com.

FORWARD-LOOKING STATEMENTS

The forward-looking statements contained in this document concerning demand for products and services, the expected macroeconomic environment, sales, margins and earnings growth rates, projected capital and acquisition spending, the impact of required changes in accounting, the impact of accounting and other estimates, and other financial goals involve risks and uncertainties, and are subject to change based on various factors. These risk factors include the impact of changes in worldwide and national economies, the performance of stock markets, the cost and availability of electric power, natural gas and other materials, and the ability to achieve price increases to offset such cost increases, inflation in wages and other compensation, development of operational efficiencies, changes in foreign currencies, changes in interest rates, the continued timely development and acceptance of new products and processes, the impact of competitive products and pricing, and the impact of tax, accounting and other legislation, litigation, government regulation in the jurisdictions in which the company operates and the effectiveness and speed of integrating new acquisitions into the business.

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

Principles of Consolidation - The consolidated financial statements include the accounts of all significant subsidiaries where control exists and, in limited situations, variable-interest entities where the company is the primary beneficiary. Equity investments generally consist of 20% to 50% owned operations where the company exercises significant influence. Operations less than 20% owned, where the company does not exercise significant influence, are generally carried at cost. Pre-tax income from equity investments that are partnerships or limited-liability corporations (LLC) is included in Other income (expenses) - net with related taxes included in Income taxes and remaining equity earnings are reported as Income from equity investments, net of income taxes. Partnership and LLC net assets are reported as Equity investments in the balance sheet. Significant inter-company transactions are eliminated and any significant related-party transactions have been disclosed.

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and to disclose contingent assets and liabilities at the date of the financial statements during the reporting period. While actual results could differ, management believes such estimates to be reasonable.

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

Inventories - Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for certain U.S. operations and the average-cost method for most other operations.

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

Financial Instruments - Praxair enters into various derivative financial instruments to manage its exposure to fluctuating interest and currency exchange-rates and energy costs. Such instruments primarily include interest-rate swap agreements; currency swap, forward contracts; and commodity-swap agreements. These instruments are not entered into for trading purposes. Praxair only uses commonly traded and non-leveraged instruments. There are two types of derivatives the company enters into: hedges of fair-value exposures and hedges of cash-flow exposures. Fair-value exposures relate to recognized assets or liabilities, and firm commitments; while cash-flow exposures relate to the variability of future cash flows associated with recognized assets or liabilities, or forecasted transactions.

When a derivative is executed and hedge accounting is appropriate, it is designated as either a fair-value hedge or a cash-flow hedge. Currently, Praxair designates all interest-rate and commodity-swap agreements as hedges; however, currency contracts are generally not designated as hedges for accounting purposes. All derivatives are linked to an appropriate underlying exposure. On an ongoing basis, the company assesses the hedge effectiveness of all derivatives designated as hedges to determine if they continue to be highly effective in offsetting changes in fair values or cash flows of the underlying hedged items. If it is determined that the hedge is not highly effective, then hedge accounting will be discontinued prospectively.

Changes in the fair value of derivatives designated as fair-value hedges are recognized in earnings as an offset to the change in the fair values of the exposures being hedged. The changes in fair value of derivatives that are designated as cash-flow hedges are deferred in Accumulated other comprehensive income (loss) and are recognized in earnings as the underlying hedged transaction occurs. Any ineffectiveness is recognized in earnings immediately. Derivatives that are entered into for risk-management purposes and are not designated as hedges (primarily related to projected net income and currency derivatives other than for firm commitments) are recorded at their fair market values and recognized in current earnings.

Praxair records hedging activity related to debt instruments in Interest expense and hedging related to lease obligations and commodity contracts in Operating profit. The company recognizes the changes in the fair value associated with currency contracts as follows: hedges of balance-sheet exposures, firm commitments and anticipated future net income are recognized in Other income (expense) - net and generally offset the underlying hedged items; hedges of net investments in foreign subsidiaries are recognized in the cumulative translation adjustment component of Accumulated other comprehensive income (loss) on the consolidated balance sheet to offset translation gains and losses associated with the hedged net investment.

Praxair uses the following methods and assumptions to estimate the fair value of each class of financial instrument. The fair value of interest-rate swaps and currency-exchange contracts is estimated based on market prices obtained from independent dealer or market quotes. The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues. Due to their nature, the carrying value of cash, short-term investments and short-term debt, receivables and payables approximates fair value.

Goodwill - When a business is acquired, the excess of the purchase price over the fair value of the assets and liabilities acquired is recorded as goodwill (see Note 12). Goodwill is reviewed annually in April and when circumstances or other events indicate that impairment may have occurred. The impairment test requires that the company estimate and compare the fair value of its reporting units to their carrying value. Fair value is determined through the use of projected future cash flows, multiples of earnings and sales and other factors.

Other Intangible Assets - Patents are recorded at historical cost and are amortized over their remaining useful lives. License/use agreements, non-compete agreements and other intangibles are amortized over the estimated period of benefit. The determination of the estimated period of benefit will be dependent upon the use and underlying characteristics of the intangible asset. Praxair evaluates the recoverability of its intangible assets subject to amortization when facts and circumstances indicate that the carrying value of the asset may not be recoverable. If the carrying value is not recoverable, impairment is measured as the amount by which the carrying value exceeds its estimated fair value. Fair value is generally estimated based on either appraised value or other valuation techniques.

Income Taxes - Deferred income taxes are recorded for the temporary differences between the financial statement and tax bases of assets and liabilities using currently enacted tax rates. Valuation allowances are established against deferred tax assets whenever circumstances indicate that it is more likely than not that such assets will not be realized in future periods. The provision for income taxes includes probable exposures for tax matters.

Pension and Other Retirement Programs - Most Praxair employees worldwide are covered by various pension plans. The cost of pension benefits under these plans is determined using the "projected-unit-credit" actuarial cost method. Funding of pension plans varies and is in accordance with local laws and practices.

Praxair accrues the cost of retiree life and health insurance benefits during the employees' service period when such benefits are earned.

Post-employment Benefits - Praxair recognizes the estimated cost of future benefits provided to former and inactive employees after employment but before retirement on the accrual basis.

Stock Split - On October 28, 2003, Praxair’s board of directors declared a two-for-one split of the company’s common stock. The stock split was effected in the form of a stock dividend of one additional share for each share owned by stockholders of record on December 5, 2003, and each share held in treasury as of the record date. Information pertaining to shares, earnings per share and dividends per share has been restated in the accompanying financial statements.

Stock-based Compensation - Praxair accounts for incentive plans and stock options using the provisions of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees." Pro forma information required by SFAS 123, "Accounting for Stock-Based Compensation," as amended by SFAS 148, requires Praxair to disclose pro forma net income and pro forma earnings per share amounts as if compensation expense was recognized based on fair values for options granted after 1994. Pro forma net income and the related basic and diluted earnings per share amounts would be as follows:

(Dollar amounts in millions, except per share data)
Year Ended December 31,	2004	2003	2002

Net Income
As reported	$697	$585	$409
Less: total stock-based employee
compensation expense determined under fair value
based method for all awards, net of related tax effects	(27)	(27)	(25)
Pro forma net income	$670	$558	$384

Basic Earnings Per Share
As reported	$2.14	$1.79	$1.26
Pro forma	$2.06	$1.71	$1.18
Diluted Earnings Per Share
As reported	$2.10	$1.77	$1.24
Pro forma	$2.02	$1.69	$1.17

The weighted average fair value of options granted during 2004 was $10.67 ($9.24 in 2003 and $10.69 in 2002). These values, which were used as a basis for the pro forma disclosures, were estimated using the Black-Scholes Options-Pricing Model with the following weighted-average assumptions used for grants in 2004, 2003, and 2002:

Year Ended December 31,	2004	2003	2002

Dividend yield	1.4%	1.3%	1.2%
Volatility	32.5%	36.5%	35.8%
Risk-free interest rate	3.0%	2.9%	4.5%
Expected term - years	5	6	6

These pro forma disclosures may not be representative of the effects for future years as options vest over several years and additional awards generally are made each year. Refer to the discussion below addressing the issuance of SFAS No. 123R.

Recently Issued Accounting Standards

In December 2003, the Financial Accounting Standards Board (FASB) issued a revision to SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, which requires new annual disclosures about the types of plan assets, investment strategy, measurement date, plan obligations and cash flows as well as the components of the net periodic benefit cost recognized in interim periods. This statement became effective December 31, 2003 for Praxair except for the requirements to disclose future benefit payments and international plan asset information, which became effective December 31, 2004. Accordingly, Praxair has expanded its pension disclosures (see Note 19).

During 2004, the Emerging Issues Task Force (EITF) reached a consensus on Issue 04-10, “Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds.” The issue addresses how an entity should evaluate the aggregation criteria for operating segments in SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” The task force reached a consensus that operating segments must always have similar economic characteristics and meet a majority of the remaining five aggregation criteria specified in SFAS No. 131. The task force also agreed to postpone the effective date of the consensus to coincide with the effective date of an anticipated FASB staff position that will address the meaning of similar economic characteristics. The company will continue to monitor future developments but does not anticipate any significant impact on the determination of its reportable segments.

In May 2004, the FASB issued FASB Staff Position (FSP) 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” which superseded FSP 106-1 of the same name and provides guidance on how to account for the impact of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 on postretirement health care plans. The act established a prescription drug benefit under Medicare, known as “Medicare Part D,” and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In late January 2005, the Center for Medicare and Medicaid Services released the regulations for implementing the act. Based on these regulations, the company believes the benefits provided to certain participants will be at least actuarially equivalent to Medicare Part D and, accordingly, the company will be entitled to a subsidy. This subsidy is not reflected in any of the amounts shown in these financial statements and the overall impact of the expected subsidy has yet to be determined but is not expected to be material to Praxair’s results of operations or financial position.

In December 2004, the FASB issued a revision to SFAS No. 123, “Accounting for Stock-Based Compensation,” entitled SFAS No. 123 (revised 2004), “Share-Based Payment.” This statement, among other things, requires companies to expense the value of employee stock options and similar awards and becomes effective for interim and annual periods beginning after June 15, 2005, and applies to all outstanding and unvested share-based payment awards at the company’s adoption date. Praxair plans to adopt the provisions of this statement for its interim period beginning July 1, 2005 and the company has yet to select its transition method. This statement’s provisions are expected to reduce diluted earnings per share by about $0.02 per quarter once adopted. The company does not anticipate making significant changes for 2005 to its compensation strategy. See Note 18 for information related to incentive plans and stock options.

In December 2004, the FASB issued two FSPs to address accounting issues resulting from the enactment of the American Jobs Creation Act of 2004 (Jobs Creation Act), which occurred on October 22, 2004. The first, FSP 109-1, “Application of FASB Statement No. 109, “Accounting for Income Taxes,” to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004,” was issued to address whether a deduction for qualified production activities income should be accounted for as a deduction under SFAS No. 109 or as a tax rate reduction. This FSP is not expected to have a material impact on the company’s financial position or results of operations. The second, FSP 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004,” addresses whether an enterprise should be allowed additional time beyond the 2004 financial reporting period to evaluate the impact of the Jobs Creation Act and plans for unremitted foreign earnings repatriation. The FSP provides an entity with additional time to evaluate the effect of the Jobs Creation Act, which is an exception to the provisions of SFAS No. 109 that require an entity to adjust its deferred tax assets and liabilities for the effects of a change in tax laws or rates in the period that includes the enactment date. See Note 7 where the company addresses the impact of the act to the company.

Reclassifications - Certain prior years' amounts have been reclassified to conform to the current year's presentation.

NOTE 2. ACCOUNTING CHANGE

Praxair adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. Under the provisions of the standard, companies no longer amortize goodwill or indefinite-lived intangible assets (see Notes 12 and 13). The provisions required the company to perform an initial assessment of whether there is an indication that the carrying value of goodwill is impaired. During the second quarter of 2002, Praxair completed the initial impairment test and concluded that certain of its goodwill was impaired, resulting in a non-cash after-tax charge of $139 million or $0.42 per share on a diluted basis. The charge includes the $144 million goodwill write-down, a $2 million charge for goodwill held on an equity investment, which was recorded as a write-down of the investment, and is also net of a $7 million tax benefit. The charge was recorded as a cumulative effect of an accounting change, retroactive to January 1, 2002.

The following is a summary of the impairment charge by business segment, net of a $7 million tax benefit:

(Millions of dollars)
Segment	Reporting Unit	Charge

South America	Southern Cone, Andean Region	$80
Europe (a)	Poland, Israel	20
Asia	India	17
Surface Technologies	Aviation Services	22
		$139

a)	Includes $2 million related to a non-consolidated equity investment.

This assessment must be conducted at least annually at the reporting-unit level, and any such impairment must be recorded as a charge to operating earnings. The annual impairment tests for 2004, 2003 and 2002 were performed and no additional impairments were indicated.

NOTE 3. ACQUISITIONS

The results of operations of the following acquired businesses have been included in Praxair’s consolidated statements of income since their respective dates of acquisition.

German Acquisition

On December 2, 2004, Praxair acquired certain industrial gas assets and related businesses in Germany from Air Liquide S.A. for a purchase price of €497 million plus acquisition and other costs of €7 million (or $667 million). The acquisition resulted in approximately $255 million of goodwill. Intangible assets acquired of approximately $28 million consist of covenants not to compete, land rights and other intangible assets which are being amortized over a weighted-average life of 10 years. The purchase was funded largely by a €450 million, five-year revolving credit arrangement which Praxair entered into with a syndicate of international banks in November 2004 (see Note 14). The assets and businesses acquired consist of industrial gas plants and pipeline assets in the Rhine/Ruhr and Saar areas, and bulk distribution and packaged gas businesses. The businesses serve large customers in the refining, chemical and steel industries along the pipeline systems, plus about 40,000 smaller customers in bulk, medical, specialty and packaged gases and generated approximately €177 million (or $199 million) of revenues in 2003. The acquisition significantly strengthened Praxair’s operations in the Germany and Benelux regions.

Home Care Supply (HCS)

On June 15, 2004, Praxair acquired 100% of the outstanding common shares of Home Care Supply, Inc. (HCS) for a purchase price of $245 million. The acquisition resulted in approximately $175 million of goodwill. Intangible assets acquired of approximately $12 million consist of customer relationships and covenants not to compete which are being amortized over a weighted-average life of 3 years. Headquartered in Beaumont, Texas, HCS was the largest privately held home respiratory and medical equipment provider in the United States with 59 locations in 13 states, which generated 2003 revenues of $169 million. The acquisition expanded Praxair’s home healthcare presence from the mid-Atlantic to Texas, provides an excellent platform for sustained growth and will further accelerate Praxair’s hospital-to-home strategy.

Other acquisitions in 2004, 2003 and 2002 were not significant.

The allocations of the excess purchase price are based upon preliminary estimates and assumptions. Accordingly, the allocations are subject to revision when the company receives final information, including appraisals and other analyses.

NOTE 4. SEGMENT INFORMATION

The company’s operations are organized into five reportable segments, four of which have been determined on a geographic basis of segmentation: North America, Europe, South America and Asia. In addition, Praxair operates its worldwide surface technologies business through its wholly owned subsidiary, Praxair Surface Technologies, Inc., which represents the fifth reportable segment. The All Other category comprises unallocated corporate items.

Praxair’s operations consist of two major product lines, industrial gases and surface technologies. The industrial gases product line centers on the manufacturing and distribution of atmospheric gases (oxygen, nitrogen, argon, rare gases) and process gases (carbon dioxide, helium, hydrogen, electronic gases, specialty gases, acetylene). Many of these products are co-products of the same manufacturing process. Praxair manufactures and distributes nearly all of its products and manages its customer relationships on a regional basis. Praxair’s industrial gases are distributed to various end markets within a regional segment through one of three basic distribution methods: on-site or tonnage; merchant liquid; and packaged or cylinder gases. The distribution methods are generally integrated in order to best meet the customer’s needs and very few of its products can be economically transported outside of a region. Therefore, the distribution economics are specific to the various geographies in which the company operates and is consistent with how management assesses performance.

Praxair evaluates the performance of its reportable segments based primarily on operating profit, excluding inter-company royalties and special charges. Sales are determined based on the country in which the legal subsidiary is domiciled. Corporate and globally managed expenses, and research and development costs relating to Praxair's global industrial gases business, are allocated to operating segments based on sales. Long-lived assets include property, plant and equipment, other intangible assets and goodwill.

The table below presents information about reported segments for the years ended December 31, 2004, 2003, and 2002:

(Millions of dollars)	2004	2003	2002

Sales
North America	$4,191	$3,627	$3,351
Europe	847	699	589
South America	866	708	632
Asia	487	389	324
Surface Technologies	447	400	394
Eliminations	(244)	(210)	(162)
	$6,594	$5,613	$5,128
Operating Profit
North America	$623	$548	$557
Europe	214	170	139
South America	152	114	134
Asia	80	64	51
Surface Technologies	34	26	35
All Other	-	-	7
	$1,103	$922	$923
Total Assets (a)
North America	$5,210	$4,638	$4,366
Europe	1,866	1,145	852
South America	1,405	1,275	1,016
Asia	847	707	653
Surface Technologies	550	540	514
	$9,878	$8,305	$7,401

Depreciation and Amortization
North America	$344	$313	$296
Europe	72	59	49
South America	70	60	61
Asia	55	50	43
Surface Technologies	37	35	34
	$578	$517	$483
Capital Expenditures and Acquisitions
North America (Notes 3 and 5)	$573	$763	$359
Europe (Note 3)	756	115	69
South America	96	88	98
Asia	153	56	59
Surface Technologies	19	34	26
	$1,597	$1,056	$611
Sales by Major Country
United States	$3,367	$2,834	$2,709
Brazil	700	557	487
Other — foreign	2,527	2,222	1,932
	$6,594	$5,613	$5,128
Long-lived Assets by Major Country
United States	$3,454	$3,260	$3,020
Brazil	813	765	592
Germany (Note 3)	746	68	59
Other — foreign	2,572	2,290	2,030
	$7,585	$6,383	$5,701

a)	Includes equity investments as of December 31 as follows:

(Millions of dollars)	2004	2003	2002

North America	$52	$53	$70
Europe	132	110	92
Surface Technologies	-	1	(2)
Asia	26	18	24
	$210	$182	$184

NOTE 5. LEASES

Operating leases, primarily involving manufacturing and distribution equipment and office space, represent non-cancelable commitments extending for more than one year which require future minimum payments totaling $288 million at December 31, 2004 as follows: 2005, $67 million; 2006, $55 million; 2007, $41 million; 2008, $28 million; 2009, $19 million; and $78 million thereafter. The present value of these future lease payments under operating leases is approximately $248 million. Included in the future minimum payments are $15 million of lease commitments to Praxair's former parent company, principally for office space. Total lease and rental expenses under operating leases were $88 million in 2004, $93 million in 2003, and $96 million in 2002.

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

NOTE 6. SUPPLEMENTARY INCOME STATEMENT INFORMATION

(Millions of dollars)
Year Ended December 31,	2004	2003	2002

Selling, General and Administrative
Selling	$424	$375	$356
General and administrative	445	391	395
	$869	$766	$751
Depreciation and Amortization
Depreciation	$565	$510	$478
Amortization of other intangibles	13	7	5
	$578	$517	$483
Other Income (Expenses) - Net
Investment income	$2	$-	$9
Net income hedges (Note 15)	(2)	(9)	17
Other currency	(1)	(4)	1
Partnership income	15	10	9
Severance expense	(10)	(12)	(3)
Resolution of prior divestiture matter	13	-	-
Other - net	3	10	15
	$20	$(5)	$48
Interest Expense
Interest incurred on debt	$167	$165	$202
Bond call premium	-	-	15
Interest capitalized	(7)	(9)	(9)
Amortization of swap termination costs (Note 15)	(5)	(5)	(2)
	$155	$151	$206

Minority Interests
Minority interests	$(30)	$(24)	$(19)
Preferred stock dividends	-	-	(1)
	$(30)	$(24)	$(20)

NOTE 7. PROVISION FOR INCOME TAXES

Pre-tax income applicable to U.S. and foreign operations is as follows:

(Millions of dollars)
Year Ended December 31,	2004	2003	2002

United States	$281	$213	$233
Foreign	667	558	484
Total income before income taxes	$948	$771	$717

The following is an analysis of the provision for income taxes:

(Millions of dollars)
Year Ended December 31,	2004	2003	2002

Current tax expense
U.S. federal	$41	$39	$25
State and local	4	1	5
Foreign	98	101	91
	143	141	121
Deferred tax expense (benefit)
U.S. federal	41	(9)	50
Foreign	48	42	(13)
	89	33	37
Total income taxes	$232	$174	$158

An analysis of the difference between the provision for income taxes and the amount computed by applying the U.S. statutory income tax rate to pre-tax income follows:

(Dollar amounts in millions)
Year Ended December 31,	2004		2003		2002

U.S. statutory income tax rate	$332	35.0%	$270	35.0%	$251	35.0%
State and local taxes	6	0.6%	1	0.1%	3	0.4%
U.S. tax credits and deductions (a)	(13)	-1.3%	(23)	-3.0%	(4)	-0.6%
Foreign tax rate differentials (b)	(87)	-9.2%	(53)	-6.8%	(92)	-12.8%
Tax audit settlements (c)	(3)	-0.3%	(10)	-1.3%	-	0.0%
Other — net	(3)	-0.3%	(11)	-1.4%	-	0.0%
Provision for income taxes	$232	24.5%	$174	22.6%	$158	22.0%

(a)	U.S. tax credits and deductions relate to research and experimentation tax credits, capital loss deductions and donations of certain intellectual property.
(b)	Foreign tax rate differentials include various tax incentives in Spain. The company also operates in various jurisdictions in Asia and South America that currently offer tax holidays.
(c)	The tax audit settlements represent non-recurring benefits resulting from the settlement of various tax matters in the U.S.

During 2002, the company recognized $15 million of tax benefits related to foreign net operating losses.

During 2004, the taxing authority in Mexico decreased its top marginal tax-rate, resulting in an income-tax benefit of $2 million. During 2003, the taxing authority in Italy decreased its top marginal rate. During 2002, taxing authorities in Belgium, Canada, France and Italy decreased their top marginal tax rates. The effects of the tax-rate changes in 2003 and 2002 were immaterial.

A provision has not been made for additional U.S. federal or foreign taxes at December 31, 2004 on $1.7 billion of undistributed earnings of foreign subsidiaries because Praxair has planned to reinvest these funds indefinitely. These earnings could become subject to additional tax if they are remitted as dividends, loaned to Praxair, or upon sale of the subsidiary's stock. On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (Jobs Creation Act). The Jobs Creation Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85-percent dividends-received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations and, as of today, uncertainty remains as to how to interpret numerous provisions in the Jobs Creation Act. However, based on analysis to date, it is reasonably possible that the company may repatriate up to $1.1 billion, with the respective tax liability ranging up to $90 million. Praxair expects to finalize its assessment during the second or third quarter of 2005, at which time any impact will be recognized.

The company’s U.S. federal tax returns have been audited through 1999 and the company is currently undergoing an audit for its 2000, 2001 and 2002 tax years.

NOTE 8. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income for the period by the weighted average number of Praxair common shares outstanding. Diluted earnings per share is computed by dividing net income for the period by the weighted average number of Praxair common shares outstanding and dilutive common stock equivalents, as follows:

	2004	2003	2002

Numerator (Millions of Dollars)
Income before cumulative effect
of accounting change	$697	$585	$548
Cumulative effect of accounting change	-	-	(139)
Net income	$697	$585	$409

Denominator (Thousands of Shares)
Weighted average shares outstanding	324,706	325,198	324,311
Shares earned and issuable under
compensation plans	1,185	1,190	1,225

Weighted average shares used
in basic earnings per share	325,891	326,388	325,536
Effect of dilutive securities
Convertible debt	205	269	55
Employee stock options	5,307	4,334	3,898

Weighted average shares
used in diluted earnings per share	331,403	330,991	329,489

Basic Earnings Per Common Share
Income before cumulative effect
of accounting change	$2.14	$1.79	$1.68
Net income	$2.14	$1.79	$1.26

Diluted Earnings Per Common Share
Income before cumulative effect
of accounting change	$2.10	$1.77	$1.66
Net income	$2.10	$1.77	$1.24

Stock options for 40,000 and 2,420,200 shares were not included in the computation of diluted earnings per share for the years ended December 31, 2004 and 2002, respectively, because the exercise prices were greater than the average market price of the common stock. In 2003, no stock options were excluded from the computation.

NOTE 9. SUPPLEMENTARY BALANCE SHEET INFORMATION

(Millions of dollars)
December 31,	2004	2003

Accounts Receivable
Trade	$1,229	$975
Other	65	44
	1,294	1,019
Less: allowance for doubtful accounts (a)	(63)	(57)
	$1,231	$962
Inventories (b)
Raw materials and supplies	$87	$83
Work in process	37	33
Finished goods	204	186
	$328	$302
Prepaid and Other Current Assets
Deferred income taxes (Note 11)	$85	$66
Pension assets (Note 19)	-	7
Prepaid	34	45
Other	41	17
	$160	$135
Other Long-term Assets
Pension assets (Note 19)	$72	$60
Insurance contracts (c)	70	73
Long-term notes receivable	47	41
Deposits	33	27
Investments carried at cost	13	12
Deferred charges	12	12
Other	92	66
	$339	$291
Other Current Liabilities
Accrued expenses	$200	$130
Payrolls	101	76
Pension and postretirement costs (Note 19)	114	87
Interest payable	31	30
Employee benefit accrual	26	29
Severance	12	18
Insurance reserves	9	7
Other	102	68
	$595	$445

Other Long-term Liabilities
Pension and postretirement costs (Note 19)	$467	$491
Insurance reserves	34	30
Other	448	395
	$949	$916
Deferred Credits
Deferred income taxes (Note 11)	$317	$299
Other	28	29
	$345	$328

(Millions of dollars)
December 31,	2004	2003

Accumulated Other Comprehensive Income (Loss)

Cumulative translation adjustment
North America	$(142)	$(165)
South America (d)	(955)	(1,041)
Europe	91	7
Asia	(41)	(61)
Surface Technologies	25	8
	(1,022)	(1,252)
Derivatives - net of taxes (e)	(1)	(1)
Minimum pension liability (net of $84 million and $53
million taxes in 2004 and 2003, respectively)	(157)	(99)
	$(1,180)	$(1,352)

a)	Provisions to the allowance for doubtful accounts were $24 million, $26 million and $40 million in 2004, 2003, and 2002, respectively.

b)
Approximately 19% of total inventories were valued using the LIFO method at December 31, 2004 and 2003. If inventories had been valued at current costs, they would have been approximately $24 million and $25 million higher than reported at December 31, 2004 and 2003, respectively.

c)	Consists primarily of insurance contracts to be utilized for a non-qualified pension and OPEB obligations (see Note 19).

d)	Consists primarily of currency translation adjustments in Brazil and Argentina.

e)	The derivatives component of accumulated other comprehensive income (loss) relates to the adoption of SFAS 133.

NOTE 10. PROPERTY, PLANT AND EQUIPMENT - NET

Significant classes of property, plant and equipment are as follows:

(Millions of dollars)
December 31,	2004	2003

Machinery and equipment	$10,674	$9,504
Buildings	718	643
Construction in progress and other	403	421
Land and land improvements	239	227
	12,034	10,795
Less: accumulated depreciation	(6,088)	(5,543)
	$5,946	$5,252

Machinery and equipment includes production plants, tanks, cylinders, transportation equipment and other assets that have useful lives of 3 to 30 years. Buildings have useful lives of 25 to 40 years and land improvements have useful lives of up to 20 years.

NOTE 11. DEFERRED INCOME TAXES

Net deferred tax liabilities are comprised of the following:

(Millions of dollars)
December 31,	2004	2003

Deferred Tax Liabilities
Fixed assets	$832	$765
State and local	12	12
Other	35	25
Total deferred tax liabilities	879	802

Deferred Tax Assets
Carryforwards	298	234
Benefit plans and related	127	157
Alternative minimum tax and other credits	96	92
Minimum pension liability	84	53
Research and development	58	28
Inventory	12	14
Other	84	90
	759	668
Less: Valuation allowances	(112)	(99)
Total deferred tax assets	647	569
Net deferred tax liabilities	$232	$233

Recorded as:
Current deferred tax assets (Note 9)	$85	$66
Long-term deferred tax liabilities (Note 9)	317	299
Net deferred tax liabilities	$232	$233

The valuation allowances increased $13 million in 2004 primarily relating to the effects of foreign currency translation in Brazil. At December 31, 2004, Praxair has $298 million of deferred tax assets relating to net operating loss and other tax credit carryforwards (primarily foreign). Approximately $119 million expires principally through 2018. The remaining carryforwards, relating mainly to Brazil, will never expire but are subject to annual usage limitations. A valuation allowance of $112 million has been established related to these carryforwards. Praxair evaluates deferred tax assets quarterly to ensure that estimated future taxable income will be sufficient in character (e.g. capital gain versus ordinary income treatment), amount and timing to result in their recovery. After considering the positive and negative evidence, a valuation allowance is established when management determines that it is more likely than not that a deferred tax asset will not be realized to reduce the assets to their realizable value. Considerable judgments are required in establishing deferred tax valuation allowances, which are evaluated quarterly.

NOTE 12. GOODWILL

Praxair adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002 (see Note 2). The standard required the company to perform an initial assessment of whether there was an indication that the carrying value of goodwill was impaired and to conduct a new test at least annually at the reporting unit level. The annual impairment tests for 2003 and 2004 were performed during the second quarter of each year and no impairments were indicated.

Changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003 were as follows:

	North	South			Surface
(Millions of dollars)	America	America	Europe	Asia	Technologies	Total

Balance, December 31, 2002	$759	$99	$39	$20	$68	$985
Acquisitions	26	-	17	5	-	48
Purchase adjustments (a)	(13)	(2)	-	-	-	(15)
Foreign currency translation	12	27	10	1	7	57
Balance, December 31, 2003	784	124	66	26	75	1,075
Acquisitions	180	-	255	1	-	436
Purchase adjustments	(1)	-	(1)	-	-	(2)
Foreign currency translation	11	14	11	1	5	42
Balance, December 31, 2004	$974	$138	$331	$28	$80	$1,551

a)
2003 purchase adjustments in North America pertain to the resolution of tax matters for previous years related to deferred income tax allowances on capital loss carryforwards from the 1996 CBI acquisition. The adjustment to goodwill was offset by a corresponding adjustment to deferred income taxes included in deferred credits.

NOTE 13. OTHER INTANGIBLE ASSETS

The following is a summary of Praxair's intangible assets subject to amortization at December 31, 2004 and 2003:

(Millions of dollars)	2004	2003

Gross carrying amount
License/use agreements	$70	$41
Non-compete agreements	36	31
Patents and other	17	17
	123	89
Less: accumulated amortization
License/use agreements	(18)	(10)
Non-compete agreements	(13)	(20)
Patents and other	(4)	(3)
	(35)	(33)
	$88	$56

Additions to intangible assets in 2004 primarily include those acquired in connection with the acquisition of HCS in June 2004 and the German Acquisition in December 2004 of $12 million and $28 million, respectively (see Note 3).

There are no expected residual values related to these intangible assets. Amortization expense for the years ended December 31, 2004, 2003, and 2002 was $13 million, $7 million and $5 million, respectively. The remaining weighted-average amortization period for intangible assets is approximately 12 years. Total estimated annual amortization expense is as follows: 2005, $14 million; 2006, $11 million; 2007, $10 million; 2008, $7 million; 2009, $7 million; and $39 million thereafter.

NOTE 14. DEBT

The following is a summary of Praxair's outstanding debt at December 31, 2004 and 2003:

(Millions of dollars)	2004	2003

Short-term
Commercial paper and U.S. borrowings	$296	$4
Canadian borrowings	83	75
South American borrowings	39	44
Asian borrowings	29	5
Other international borrowings	7	5
Total short-term debt	454	133

Long-term
U.S. Borrowings
6.85% Notes due 2005	150	150
6.90% Notes due 2006	250	250
4.75% Notes due 2007 (a)	249	249
6.625% Notes due 2007	250	250
6.50% Notes due 2008	250	250
2.75% Notes due 2008 (a)	299	299
6.375% Notes due 2012 (a, b)	534	539
3.95% Notes due 2013 (a)	349	349
Commercial paper and U.S. borrowings	-	218
Other borrowings	23	42

European borrowings (Note 3)	613	-
South American borrowings	48	33
Asian borrowings	39	41
Other international borrowings	5	6
Obligations under capital lease	12	7
	3,071	2,683
Less: current portion of long-term debt	(195)	(22)
Total long-term debt	2,876	2,661
Total debt	$3,525	$2,816

a)	Amounts are net of unamortized discounts.
b)	December 31, 2004 and 2003 include a $35 million and $40 million fair value increase, respectively, related to SFAS 133 hedge accounting (see Note 15).

On November 29, 2004, the company entered into a €450 million, five-year borrowing facility with a syndicate of international banks. As of December 31, 2004, the amount outstanding against this facility was €450 million, or $613 million. The proceeds were used to acquire the German assets referenced in Note 3. Such borrowings are classified as long-term because of the company’s intent to refinance this debt on a long-term basis and the availability of such financing under the terms of this agreement. The weighted-average interest rate on this facility at December 31, 2004 is 2.48%.

During 2003, Praxair repaid $300 million of 6.75% notes and $75 million of 6.625% notes that were due on March 1, 2003 and March 15, 2003, respectively. On April 15, 2003, Praxair repaid $250 million of 6.15% notes that were due. The repayments were funded through the issuance of commercial paper. On May 27, 2003 and June 2, 2003, respectively, Praxair issued $350 million of 3.95% notes due 2013 and $300 million of 2.75% notes due 2008. The proceeds of these debt issuances were used to refinance commercial paper and purchase $339 million of previously leased assets. Also during 2003, $9 million of long-term debt was assumed through the consolidation of an equity investment in China.

During December 2004, Praxair terminated and replaced its $1 billion credit agreement with a five-year $1 billion senior unsecured credit facility with a syndicate of banks that expires in 2009. At December 31, 2003, Praxair classified $234 million commercial paper and certain other short-term debt as long-term because of the company’s intent to refinance the debt on a long-term basis and the availability of such financing under the terms of its previous $1 billion credit agreement. At December 31, 2004, such borrowings have been classified as current liabilities because of the company’s intent to repay such borrowings within one year. No borrowings were outstanding under either credit agreement at December 31, 2004 or 2003. Associated fees were not significant in each of the past three years.

At December 31, 2004 and 2003, the weighted-average interest rate on commercial paper and U.S. bank borrowings was 1.5% and 1.2%, respectively.

Praxair's major bank credit and long-term debt agreements contain various covenants which may, among other things, restrict the ability of Praxair to merge with another entity, incur or guarantee debt, sell or transfer certain assets, create liens against assets, enter into sale and leaseback agreements, or pay dividends and make other distributions beyond certain limits. These agreements also require Praxair to meet leverage ratios as defined in the agreements.

Excluding the European credit facility, scheduled maturities on long-term debt are: 2005, $195 million; 2006, $287 million; 2007, $525 million; 2008, $557 million; 2009, $5 million and $889 million thereafter. At December 31, 2004, $77 million of Praxair's assets (principally international fixed assets) were pledged as collateral for long-term debt including the current portion of long-term debt.

At December 31, 2004, the estimated fair value of Praxair's long-term debt portfolio was $3,176 million versus a carrying value of $3,071 million. At December 31, 2003, the estimated fair value of Praxair's long-term debt portfolio was $2,957 million versus a carrying value of $2,683 million. These differences are attributable to interest rate changes subsequent to when the debt was issued.

NOTE 15. FINANCIAL INSTRUMENTS

The following table is a summary of the notional amount of currency derivatives outstanding at December 31, 2004 and 2003 (all maturities within one year):

(Millions of dollars)	2004	2003

Currency contracts
Balance sheet items	$679	$501
Firm commitments	-	1
Anticipated net income	-	10
	$679	$512

At December 31, 2004, the fair value of all derivative contracts has been recorded in the consolidated balance sheet as $11 million in current assets ($4 million in current assets and $2 million in current liabilities at December 31, 2003). There were no interest-rate derivatives outstanding at December 31, 2004 or 2003.

Interest Rate Swaps

During 2002, Praxair entered into and terminated $500 million notional amount of interest-rate swap agreements that effectively converted fixed-rate interest to variable-rate interest on the $500 million 6.375% notes that mature in April 2012. The termination resulted in a cash gain of $47 million, which Praxair recognized in earnings and was equally offset with a charge to earnings for the changes in fair value of the underlying debt instrument. The fair value increase to the $500 million 6.375% notes of $47 million is being recognized in earnings as a reduction to interest expense over the remaining original term of the underlying debt, or about ten years. The $47 million cash payment received upon termination of the swap is shown in minority transactions and other in the financing section in the 2002 consolidated statement of cash flows. For the year ended December 31, 2004, $5 million was recognized in earnings as a reduction to interest expense ($5 million and $2 million during the years ended December 31, 2003 and 2002, respectively) and $35 million remains unrecognized at December 31, 2004 ($40 million at December 31, 2003) (see Note 14).

Currency Contracts

Praxair enters into currency-exchange forward contracts to manage its exposure to fluctuations in foreign-currency exchange rates. Hedges of balance sheet items are related to recorded balance-sheet exposures, including inter-company transactions. Hedges of firm commitments are for purchases of equipment related to in-progress construction projects. Additionally, at December 31, 2004, there is $7 million of notional value of currency-exchange contracts that effectively offset each other (none at December 31, 2003).

There are no net-income hedges outstanding at December 31, 2004. The net-income hedges outstanding at December 31, 2003 were related to anticipated 2004 net income in Canada. The amounts recorded in Other income (expenses) - net as a result of net-income hedging contracts includes a loss of $2 million in 2004, a loss of $9 million in 2003, and a gain of $17 million in December 31, 2002 (see Note 6).

Counterparties to currency-exchange forward contracts are primarily major banking institutions with credit ratings of investment grade or better and no collateral is required. There are no significant risk concentrations. Management believes the risk of incurring losses on derivative contracts related to credit risk is remote and any losses would be immaterial.

NOTE 16. SHAREHOLDERS' EQUITY

At December 31, 2004, there were 800,000,000 shares of common stock authorized (par value $0.01 per share) of which 359,790,504 shares were issued and 323,620,778 were outstanding.

In 2004, the board of directors of Praxair declared a dividend of one purchase right (a "Right") for each share of Praxair's common stock held of record at the close of business on April 30, 2004; and that dividend was paid on May 3, 2004. On May 3, 2004, all prior Rights then outstanding expired. In addition, one Right is deemed to be delivered with and attached to each share of Praxair's common stock issued after April 30, 2004 and before the redemption or expiration of the Rights. Each Right entitles its registered holder, when exercised under certain circumstances, to purchase for $150.00 (subject to adjustment and referred to as the "Exercise Price") certain securities or assets of Praxair or a surviving entity. The Rights will expire on May 2, 2009, unless exchanged or redeemed prior to that date or unless extended by action of Praxair’s stockholders prior to that date. The redemption price is $0.001 per Right.

The Rights may not be exercised until at least 10 days after a person or group acquires 20 percent or more of Praxair's common stock, or commences a tender offer that, if consummated, would result in 20 percent or more ownership of Praxair's common stock. Separate Rights certificates will not be issued and the Rights will not be traded separately from the stock until such time. At no time will a Right confer any voting power to its holder.

Should an acquirer become the beneficial owner of 20 percent or more of Praxair's common stock (other than as approved by Praxair's board of directors) and under certain additional circumstances, Praxair Right-holders (other than the acquirer) would have the right to buy common stock in Praxair, or in the surviving entity if Praxair is acquired, having a value of two times the Exercise Price then in effect. Alternatively, Praxair’s board of directors may elect to exchange all of the Rights (other than the acquirer's Rights which will have become void) at an exchange ratio of one share of Praxair common stock (and/or other securities, cash or other assets having equal value) per Right (subject to adjustment). Also, under certain circumstances, each Right may entitle the holder to purchase one one-hundredth share of preferred stock or such amount of preferred stock may be substituted for each share of common stock issuable upon the exercise or exchange of a Right.

Praxair's board of directors may redeem the Rights by a majority vote at any time prior to the 10th day following public announcement that a person or group has acquired 20 percent of Praxair's common stock. In addition, under circumstances of a “qualifying offer” as defined in the agreement by which the Rights were issued (the Stockholder Protection Rights Agreement as approved by Praxair’s shareholders at the April 27, 2004 Annual Meeting of Shareholders) the Rights may be redeemed upon the vote, at a special meeting, in favor of such redemption by shareholders representing a majority of the shares then outstanding.

NOTE 17. PREFERRED STOCK

At December 31, 2004 and 2003, there were 25,000,000 shares of preferred stock (par value $0.01 per share) authorized, of which no shares were issued and outstanding. No dividends may be paid on Praxair common stock unless preferred stock dividends have been paid, and the preferred stock has limited voting rights. Dividends on preferred stock are included in minority interests on the consolidated statement of income.

In September 2002, the company redeemed all 200,000 outstanding shares of its Series B 6.75% cumulative preferred stock at $100 per share, or $20 million. This is shown in the financing section of the consolidated statement of cash flows in the caption minority transactions and other.

NOTE 18. INCENTIVE PLANS AND STOCK OPTIONS

As of March 1, 2001, the 1996 Praxair, Inc. Performance Incentive Plan (the 1996 Plan) was terminated, and at December 31, 2001, the 1992 Praxair Long-Term Incentive Plan (the 1992 Plan) expired. Stock option and other incentive compensation awards granted by the company through December 31, 2001 were made under these plans. Both plans provided for granting nonqualified or incentive stock options, stock grants, performance awards, and other stock-related incentives for key employees. The exercise price for incentive stock options was equal to the closing price of Praxair's common stock on the date of the grant. Options that were granted under both plans became exercisable only after one or more years and the option term could be no more than ten years.

On February 28, 2001, the board of directors of the company adopted the 2002 Praxair, Inc. Long-Term Incentive Plan (the 2002 Plan), which became effective on January 1, 2002. The shareholders approved the Plan at Praxair's annual meeting in April 2001. Under the 2002 Plan, the initial number of shares available for option or stock grants was limited to a total of 15,800,000 shares. In April 2004, the shareholders approved an increase to the number of shares available for option or stock grants under the 2002 plan to 31,600,000 shares. As of December 31, 2004, 21,398,942 shares were available for option or stock grants under this plan. The 2002 Plan provides for the granting of only nonqualified and incentive stock options, stock grants and performance awards and further provides that the aggregate number of shares granted as restricted stock or pursuant to performance awards may not exceed 20% of the total shares available under the Plan. The 2002 Plan also provides calendar year per-participant limits on grants of options, restricted stock and performance awards. Exercise prices for options granted under the 2002 Plan may not be less than the closing market price of the company's common stock on the date of grant and granted options may not be repriced or exchanged without shareholder approval. Options granted under the 2002 Plan become exercisable after a minimum of one year and have a maximum duration of ten years. Both officer and non-officer employees are eligible for awards under the 2002 Plan.

The following table summarizes the changes in outstanding shares under option and performance share equivalents for 2004, 2003, and 2002 (options are expressed in thousands):

		Weighted Average
Activity	Options	Exercise Price

Outstanding at December 31, 2001	31,004	$20.51
Granted	2,648	$28.38
Exercised	(7,626)	$17.47
Cancelled or expired	(236)	$23.86
Outstanding at December 31, 2002	25,790	$22.18

Granted	3,967	$26.46
Exercised	(7,052)	$20.16
Cancelled or expired	(251)	$26.08
Outstanding at December 31, 2003	22,454	$23.52

Granted	3,945	$36.67
Exercised	(4,757)	$21.75
Cancelled or expired	(109)	$26.18
Outstanding at December 31, 2004	21,533	$26.29

Exercisable at
December 31, 2002	17,240	$20.78
December 31, 2003	13,985	$22.10
December 31, 2004	14,205	$23.29

The following table summarizes information about options outstanding and exercisable at December 31, 2004 (options are expressed in thousands; averages are calculated on a weighted basis; life in years):

	Outstanding			Exercisable
	Average	Number	Average	Number	Average
Range of	Remaining	of	Exercise	of	Exercise
Exercise Prices	Life	Options	Price	Options	Price
$10.38 - $21.97	4.1	3,536	$19.06	3,536	$19.06
$22.01 - $25.56	5.1	5,944	$22.45	5,941	$22.45
$26.06 - $30.00	7.3	8,144	$27.28	4,728	$27.53
$36.58 - $44.27	9.2	3,909	$36.67	-	-
$10.38 - $44.27	6.5	21,533	$26.29	14,205	$23.29

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

Praxair's U.S. packaged gases business has a defined contribution plan. Company contributions to this plan are calculated as a percentage of salary based on age plus service. Praxair's U.S. healthcare business sponsors a defined contribution plan which provides for a matching contribution as well as a company contribution that is not dependent on employee contributions. In both plans, U.S. employees may supplement the company contributions up to the maximum allowable by IRS regulations. Certain international subsidiaries of the company also sponsor defined contribution plans where contributions are determined under various formulas. The cost for these defined contribution plans was $9 million in 2004, $8 million in 2003 and $7 million in 2002 (not included in the tables that follow).

U.S. employees other than those in the packaged gases and healthcare businesses are eligible to participate in a defined contribution savings plan. Employees may contribute up to 40% of their compensation, subject to the maximum allowable by IRS regulations. Company contributions to this plan are calculated on a graduated scale based on employee contributions to the plan. The cost for this plan was $12 million both in 2004 and 2003, and $11 million in 2002 (the cost is not included in the tables that follow).

Postretirement Benefits Other Than Pensions (OPEB) - Praxair provides health care and life insurance benefits to certain eligible retired employees. These benefits are provided through various insurance companies and health care providers. Praxair is also obligated to make payments for a portion of postretirement benefits related to retirees of Praxair's former parent. Additionally, as part of the CBI acquisition in 1996, Praxair assumed responsibility for health care and life insurance benefit obligations for CBI's retired employees. All postretirement health care programs have cost caps that limit the company's exposure to future cost increases. In addition, as part of the election made for July 1, 2002, all current employees were given the choice of maintaining coverage in retirement under the current plan, or to move to a plan whereby coverage would be provided, but with no Praxair subsidy whatsoever. Also, all new employees hired into a business adopting these plans will not receive a company subsidy. Praxair does not currently fund its postretirement benefits obligations. Praxair retiree plans may be changed or terminated by Praxair at any time for any reason with no liability to current or future retirees.

Praxair uses a measurement date of December 31 for the majority of its pension and other postretirement benefit plans.

Pension and Postretirement Benefit Costs

The components of net pension and OPEB costs for 2004, 2003 and 2002 are shown below:

(Millions of dollars)	Pensions			OPEB
Year Ended December 31,	2004	2003	2002	2004	2003	2002
Net Benefit Cost
Service cost	$33	$30	$30	$6	$6	$4
Interest cost	85	79	73	16	18	16
Expected return on assets	(91)	(82)	(86)	-	-	-
Net amortization and deferral	10	(1)	(2)	(3)	(5)	(3)
Net periodic benefit cost	$37	$26	$15	$19	$19	$17

The changes in projected benefit obligation (PBO) and plan assets and the funded status reconciliation as of December 31, 2004 and 2003 for Praxair’s significant pension and OPEB programs are shown below:

	Pensions
(Millions of dollars)	2004		2003		OPEB
Year Ended December 31,	U.S.	INTL	U.S.	INTL	2004	2003

Change in Benefit Obligation (PBO)
Benefit obligation, January 1	$994	$318	$901	$246	$265	$254
Service cost	23	11	21	8	6	5
Interest cost	63	22	61	17	16	17
Participant contributions	-	1	-	-	8	7
Actuarial loss (gain)	83	23	54	23	7	2
Benefits paid	(45)	(17)	(43)	(15)	(29)	(26)
Curtailment / settlement (gains)	-	(1)	-	(1)	-	-
Currency translation	-	30	-	40	3	6
Benefit obligation, December 31	$1,118	$387	$994	$318	$276	$265

Change in Plan Assets
Fair value of plan assets, January 1	$644	$319	$518	$230	$-	$-
Actual return on plan assets	66	24	138	58	-	-
Company contributions	110	9	25	9	-	-
Benefits paid (funded plans only)	(39)	(17)	(37)	(14)	-	-
Currency translation	-	31	-	36	-	-
Fair value of plan assets, December 31	$781	$366	$644	$319	$-	$-

Funded Status Reconciliation
Funded status, December 31	$(337)	$(21)	$(350)	$1	$(276)	$(265)
Unrecognized (gains) losses-net	293	40	220	11	35	28
Unrecognized prior service cost	(5)	3	(5)	4	-	(4)
Unrecognized transition amount	-	1	-	1	-	-
Net amount recognized, December 31	$(49)	$23	$(135)	$17	$(241)	$(241)

Amounts in the Balance Sheet
Prepaid benefit cost	$-	$72	$-	$67	$-	$-
Accrued benefit liability	(272)	(68)	(282)	(55)	(241)	(241)
Intangible assets	-	1	-	-	-	-
Accumulated other comprehensive income (loss)	223	18	147	5	-	-
Net amount recognized, December 31	$(49)	$23	$(135)	$17	$(241)	$(241)

Pension Plans with an Accumulated Benefit
Obligation in Excess of Plan Assets
Projected benefit obligation	$1,118	$246	$994	$200	N/A	N/A
Accumulated benefit obligation (ABO)	$1,053	$223	$927	$180	N/A	N/A
Fair value of plan assets	$781	$142	$644	$117	N/A	N/A

Other Information
Increase/(decrease) in minimum liability
included in other comprehensive income	$76	$13	$(16)	$3	$-	$-
Accumulated benefit obligation (ABO)	$1,053	$352	$927	$284	N/A	N/A

	Pensions
	U.S.		INTL		OPEB
	2004	2003	2004	2003	2004	2003
Weighted average assumptions used
to determine benefit obligations at December 31,
Discount rate	5.85%	6.25%	5.50%	6.00%	5.85%	6.25%
Rate of increase in compensation levels	3.00%	3.25%	3.00%	3.25%	N/A	N/A

Weighted average assumptions used to determine net
periodic benefit cost for years ended December 31,
Discount rate	6.25%	6.75%	6.00%	6.25%	6.25%	6.75%
Rate of increase in compensation levels	3.25%	3.75%	3.25%	3.25%	N/A	N/A
Expected long-term rate of return on plan assets (a)	8.50%	8.50%	7.75%	8.00%	N/A	N/A

(a)
For 2005, the expected long-term rate of return on plan assets will be 8.5% for the U.S. plans. Expected weighted average returns for international plans will vary. These rates are determined annually by management based on a weighted average of current and historical market trends, historical performance and the portfolio mix of investments.

	OPEB
Assumed health care cost trend rates at December 31,	2005	2004
Health care cost trend assumed	9.00%	10.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2008	2008

These health care cost trend rate assumptions have an impact on the amounts reported. However, cost caps limit the impact on the net OPEB benefit cost in the U.S. To illustrate the effect, a one-percentage point change in assumed health care cost trend rates would have the following effects:

	One-Percentage Point
(Millions of dollars)	Increase	Decrease

Effect on the total of service and interest
cost components of net OPEB benefit cost	$1	$(1)
Effect on OPEB benefit obligation	$3	$(3)

Pension Plan Assets

Praxair’s U.S. and international pension plans’ weighted-average asset allocations at December 31, 2004 and 2003, and the target allocation for 2005, by asset category are as follows:

	U.S.			INTL
Asset Category	Target	2004	2003	Target	2004	2003
Equity securities (a)	60%-80%	66%	69%	44%	44%	61%
Debt securities	20%-40%	33%	31%	54%	54%	37%
Real estate	0%	0%	0%	1%	1%	1%
Other (b)	0%	1%	0%	1%	1%	1%

(a)	Equity securities do not include any Praxair common stock.
(b)	Primarily consists of cash equivalents and short-term investments.

The investments of the U.S. pension plan are managed to meet the future expected benefit liabilities of the plan over the long term by investing in diversified portfolios consistent with prudent diversification and historical and expected capital market returns. When Praxair became an independent publicly traded company in 1992, its former parent retained all liabilities for its term-vested and retired employees. Praxair’s plan received assets and retained pension liabilities for its own active employee base. Therefore, the liabilities under the Praxair U.S. pension plan mature at a later date compared to pension funds of other similar companies. Investment strategies are reviewed by the board of directors and investment performance is tracked against appropriate benchmarks.

The international pension plans are managed individually based on diversified investment portfolios, with different target asset allocations that vary for each plan.

Contributions

Pension contributions were $119 million in 2004 and $34 million in 2003. Estimates of 2005 contributions are in the range of $80 million to $85 million, of which $6 million is required. As of February 21, 2005, contributions of $59 million were paid to Praxair’s U.S. Pension Plans.

Estimated Future Benefit Payments

The following table presents estimated future benefit payments, net of participant contributions:

(Millions of dollars)	Pensions
Year Ended December 31,	U.S.	INTL	OPEB

2005	$49	$20	$24
2006	$52	$18	$24
2007	$55	$19	$24
2008	$59	$17	$24
2009	$62	$18	$24
2010 - 2014	$383	$96	$117

NOTE 20. COMMITMENTS AND CONTINGENCIES

The company accrues liabilities for contingencies when management believes that a loss is probable and the amounts can be reasonably estimated. In the event any losses are sustained in excess of these accruals, they will be charged to income at that time. Commitments represent obligations such as those for future purchases of goods or services that are not yet recorded on the company’s balance sheet as liabilities. The company records liabilities for commitments when incurred (e.g. when the goods or services are received).

Praxair is subject to various lawsuits and government investigations arising out of the normal course of business. These actions are based upon alleged environmental, tax and antitrust claims, among others. While Praxair may incur a loss in connection with some of these actions, management does not anticipate that they will have a material adverse effect on the company’s consolidated financial position, results of operations or cash flows in any given year.

Among such matters are claims brought by welders alleging that exposure to manganese contained in welding fumes caused neurological injury. Praxair has never manufactured welding consumables. Such products were manufactured prior to 1985 by a predecessor company of Praxair. As of December 31, 2004, Praxair was a co-defendant with many other companies in 725 lawsuits alleging personal injury caused by manganese contained in welding fumes. The cases were pending in state and federal courts in Iowa, Illinois, Mississippi, Missouri, Texas, Louisiana, Georgia, West Virginia, Ohio, Arkansas, Indiana, Utah, Pennsylvania, Minnesota, Alabama, Massachusetts and Virginia.

There were a total of 10,159 individual claimants in these cases. Two cases are class actions which have not been certified. All of the cases filed in or removed to federal courts have been (or are in the process of being) transferred by the Judicial Panel for Multidistrict Litigation to the U.S. District Court for the Northern District of Ohio for coordinated pretrial proceedings. The plaintiffs seek unspecified compensatory and, in most instances, punitive damages. In the past, Praxair has either been dismissed from the cases with no payment or has settled a few cases for nominal amounts. Praxair believes that it has meritorious defenses to these cases and intends to defend itself vigorously.

The following table sets forth Praxair's material commitments and contractual obligations as of December 31, 2004 excluding debt, leases, OPEB and long-term pension obligations (see Notes 5, 14, and 19):

(Millions of dollars)
Expiring through	Unconditional Purchase	Construction	Guarantees
December 31,	Obligations	Commitments	and Other

2005	$117	$231	$43
2006	70	136	1
2007	41	14	2
2008	33	-	-
2009	32	-	-
Thereafter	117	-	14
	$410	$381	$60

Unconditional purchase obligations of $410 million represent contractual commitments under various long- and short-term, take-or-pay arrangements with suppliers and are not included on Praxair’s balance sheet. These obligations are primarily minimum purchase commitments for electricity, natural gas and feedstock used to produce atmospheric gases, carbon dioxide and hydrogen. During 2004, payments under these contracts totaled $479 million, including $227 million for electricity and $192 million for natural gas. A significant portion of these risks is passed on to customers through similar take-or-pay contractual arrangements. Purchase obligations which are not passed along to customers do not represent a significant risk to Praxair. In addition, Praxair enters into contracts to purchase products and services that do not have minimum purchase provisions.

Construction commitments of $381 million represent outstanding commitments to customers or suppliers to complete authorized construction projects as of December 31, 2004. A significant portion of Praxair’s capital spending is related to the construction of new production facilities to satisfy customer commitments which may take a year or more to complete.

Guarantees and other of $60 million include $6 million related to required minimum pension contributions and $54 million related to Praxair’s contingent obligations under guarantees of certain debt of unconsolidated affiliates. Unconsolidated equity investees had total debt of approximately $193 million at December 31, 2004, which was non-recourse to Praxair with the exception of the guaranteed portions described above. Praxair has no financing arrangements with closely-held related parties.

NOTE 21. QUARTERLY DATA (UNAUDITED)

(Dollar amounts in millions, except per share data)
2004	1Q	2Q	3Q	4Q	YEAR

Sales	$1,531	$1,603	$1,674	$1,786	$6,594
Cost of sales	$908	$966	$1,019	$1,094	$3,987
Depreciation and amortization	$139	$140	$145	$154	$578
Operating profit	$260	$274	$280	$289	$1,103
Net income	$164	$175	$177	$181	$697

Basic Per Share Data
Net income	$0.50	$0.54	$0.54	$0.56	$2.14
Weighted average shares (000’s)	326,394	325,786	326,447	324,936	325,891

Diluted Per Share Data
Net income	$0.49	$0.53	$0.53	$0.55	$2.10
Weighted average shares (000’s)	331,573	330,897	331,919	330,851	331,403

2003	1Q	2Q	3Q	4Q	YEAR

Sales	$1,337	$1,401	$1,414	$1,461	$5,613
Cost of sales	$804	$833	$832	$859	$3,328
Depreciation and amortization	$122	$127	$133	$135	$517
Operating profit	$215	$223	$240	$244	$922
Net income	$130	$150	$150	$155	$585

Basic Per Share Data (a)
Net income	$0.40	$0.46	$0.46	$0.47	$1.79
Weighted average shares (000’s)	325,762	326,688	326,430	326,672	326,388

Diluted Per Share Data (a)
Net income	$0.39	$0.45	$0.45	$0.47	$1.77
Weighted average shares (000’s)	329,270	330,850	330,990	331,966	330,991

a)
Earnings per share and weighted average shares outstanding have been adjusted, where applicable, to reflect the December 15, 2003 two-for-one stock split which was effected as a stock dividend (see Note 1).

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL STATEMENTS

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

Praxair maintains accounting systems, including internal accounting controls, monitored by a staff of internal auditors, that are designed to provide reasonable assurance of the reliability of financial records and the protection of assets. The concept of reasonable assurance is based on recognition that the cost of a system should not exceed the related benefits. The effectiveness of those systems depends primarily upon the careful selection of financial and other managers, clear delegation of authority and assignment of accountability, inculcation of high business ethics and conflict-of-interest standards, policies and procedures for coordinating the management of corporate resources, and the leadership and commitment of top management. In compliance with Section 404 of the Sarbanes-Oxley Act of 2002, effective in 2004 Praxair assessed its internal control over financial reporting and issued a report (see below).

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has completed an integrated audit of Praxair’s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) as stated in their report appearing on page 65.

The Audit Committee of the Board of Directors, which consists solely of non-employee directors, is responsible for overseeing the functioning of the accounting system and related controls and the preparation of annual financial statements. The Audit Committee periodically meets with management, internal auditors and the independent accountants to review and evaluate their accounting, auditing and financial reporting activities and responsibilities, including management’s assessment of internal control over financial reporting. The independent registered public accounting firm and internal auditors have full and free access to the Audit Committee and meet with the committee, with and without management present.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Praxair’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the company’s principal executive officer and principal financial officer, the company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (often referred to as COSO). Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2004.

Praxair’s evaluation did not include the internal control over financial reporting relating to two acquisitions in 2004: the purchase of certain industrial gas assets and related businesses in Germany (German Acquisition) and the purchase of Home Care Supply, Inc. (HCS), a U.S. home-healthcare business. Total sales and assets for the German Acquisition represent 0.3% and 7.4% and for HCS represent 1.4% and 2.6%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2004 (see Note 3 to the consolidated financial statements on page 47).

Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing on page 65.

/s/ Dennis H. Reilley DENNIS H. REILLEY Chairman, President and Chief Executive Officer	/s/ Patrick M. Clark PATRICK M. CLARK Vice President and Controller
/s/ James S. Sawyer JAMES S. SAWYER Senior Vice President and Chief Financial Officer	Danbury, Connecticut February 21, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Praxair, Inc.:

We have completed an integrated audit of Praxair, Inc.’s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Praxair, Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal Control Over Financial Reporting

Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting appearing on page 64 of the 2004 Annual Report to Shareholders, that the company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Report on Internal Control Over Financial Reporting, management has excluded certain industrial gas assets and related businesses in Germany (German Acquisition) and Home Care Supply, Inc. from its assessment of internal control over financial reporting as of December 31, 2004 because they were acquired by the company in purchase business combinations during 2004. We have also excluded the German Acquisition and Home Care Supply, Inc. from our audit of internal control over financial reporting. Total sales and assets for the German Acquisition represent 0.3% and 7.4% and for Home Care Supply, Inc. represent 1.4% and 2.6%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2004.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Stamford, Connecticut
February 21, 2005

FIVE-YEAR FINANCIAL SUMMARY
(Dollar amounts in millions, except per share data)

Year Ended December 31,	2004	2003	2002	2001(a)	2000(a)
From the Income Statement
Sales	$6,594	$5,613	$5,128	$5,158	$5,043
Cost of sales	3,987	3,328	2,950	3,060	3,075
Selling, general and administrative	869	766	751	699	683
Depreciation and amortization	578	517	483	499	471
Research and development	77	75	69	66	65
Other income (expenses) - net	20	(5)	48	(34)	(42)
Operating profit	1,103	922	923	800	707
Interest expense	155	151	206	224	224
Income before taxes	948	771	717	576	483
Income taxes	232	174	158	135	103
	716	597	559	441	380
Minority interests	(30)	(24)	(20)	(18)	(27)
Income from equity investments	11	12	9	9	10
Income before cumulative effect of accounting changes	697	585	548	432	363
Cumulative effect of accounting changes(b)	-	-	(139)	(2)	-
Net income	697	585	409	430	363
Add back goodwill amortization, net of tax	-	-	-	33	29
Net income excluding goodwill amortization (c)	$697	$585	$409	$463	$392

Per Share Data(d)
Basic earnings per share:
Income before cumulative effect of accounting changes	$2.14	$1.79	$1.68	$1.34	$1.14

Net income	$2.14	$1.79	$1.26	$1.33	$1.14
Add back goodwill amortization, net of tax	-	-	-	0.10	0.09
Net income excluding goodwill amortization (c)	$2.14	$1.79	$1.26	$1.43	$1.23
Diluted earnings per share:
Income before cumulative effect of accounting changes	$2.10	$1.77	$1.66	$1.32	$1.13

Net income	$2.10	$1.77	$1.24	$1.31	$1.13
Add back goodwill amortization, net of tax	-	-	-	0.10	0.09
Net income excluding goodwill amortization (c)	$2.10	$1.77	$1.24	$1.41	$1.22

Cash dividends per share	$0.60	$0.46	$0.38	$0.34	$0.31

Weighted Average Shares Outstanding (000's) (d)
Basic shares outstanding	325,891	326,388	325,536	323,020	318,246
Diluted shares outstanding	331,403	330,991	329,489	327,014	322,185

Other Information and Ratios
Total debt	$3,525	$2,816	$2,748	$2,989	$3,141
Capital expenditures and acquisitions (e)	$1,597	$1,056	$611	$808	$994
Cash flow from operations	$1,243	$1,137	$1,001	$1,020	$899
Cash flow from operations-to-debt ratio	35.3%	40.4%	36.4%	34.1%	28.6%
Total assets at year end	$9,878	$8,305	$7,401	$7,715	$7,762
Return on equity (f)	20.8%	21.6%	22.8%	21.6%	21.9%
After-tax return on capital (f)	12.5%	12.8%	13.4%	12.7%	12.5%
Debt-to-capital ratio (f)	47.9%	46.2%	52.3%	53.1%	55.5%
Shares outstanding at year-end (000's) (d)	323,621	326,086	324,536	324,286	318,758
Number of employees	27,020	25,438	25,010	24,271	23,430

(a)
In 2001, operating profit includes a $70 million pre-tax charge ($57 million after tax, or $0.17 per diluted share) related to restructuring and other actions (shown $7 million in cost of sales; $5 million in selling, general and administrative expenses; and $58 million in other income (expense) - net). In 2000, operating profit includes a $159 million pre-tax charge and income from equity investments includes a $2 million charge ($117 million after tax, or $0.36 per diluted share) related to repositioning and special charges (shown $47 million in cost of sales; $21 million in selling, general and administrative expenses; and $91 million in other income (expenses) - net). These items are collectively referred to as special items.

(b)	2002 and 2001 net income include the cumulative effect of accounting changes relating to the implementation of new accounting standards for goodwill impairment and derivatives, respectively.

(c)	Adjusted net income excludes amortization of goodwill prior to 2002 (see Note 2 to the consolidated financial statements).

(d)
Per share data, weighted average and total shares outstanding have been adjusted, where applicable, to reflect the December 15, 2003 two-for-one stock split which was effected as a stock dividend (see Note 1 to the consolidated financial statements).

(e)
Capital expenditures and acquisitions for 2004 include the acquisition of HCS in June for $245 million and the German Acquisition in December for $667 million (see Note 3 to the consolidated financial statements). Capital expenditures and acquisitions for 2003 include the purchase of previously leased assets for $339 million (see Note 5 to the consolidated financial statements).

(f)	Non-GAAP measure. See the Appendix on page 68 for definitions and reconciliation to reported amounts.

APPENDIX

The company presents the following non-GAAP financial measures on the inside front cover and page 36-38 and 67 of this annual report:

(Dollar amounts in millions, except per share data)
Year ending December 31,	2004	2003	2002	2001	2000

After-tax return on capital	12.5%	12.8%	13.4%	12.7%	12.5%
Return on equity	20.8%	21.6%	22.8%	21.6%	21.9%
Debt-to-capital	47.9%	46.2%	52.3%	53.1%	55.5%

After-Tax Return on Capital

After-tax return on capital is defined as after-tax operating profit plus income from equity investments, divided by average capital, and excluding special items. Capital is comprised of total debt, minority interests, shareholders’ equity and preferred stock. Praxair’s definition of after-tax return on capital may not be comparable to similar definitions used by other companies. The company believes that its after-tax return on invested capital is an appropriate measure for judging performance as it reflects the approximate after-tax profit earned as a percentage of investments by all parties in the business (debt, minority interest, preferred stock, and shareholders’ equity).

(Dollar amounts in millions)
Year ending December 31,	2004	2003	2002	2001	2000

Adjusted operating profit (a)	$1,103	$922	$923	$908	$899
Less: reported taxes	(232)	(174)	(158)	(135)	(103)
Less: tax benefit on interest expense (b)	(39)	(36)	(46)	(50)	(50)
Less: tax benefit on goodwill amortization	-	-	-	(5)	(4)
Less: tax benefit on special items	-	-	-	(13)	(44)
Add back: equity income	11	12	9	9	10
Add back: special items - equity income	-	-	-	-	2
Net operating profit after tax (NOPAT)	$843	$724	$728	$714	$710

Beginning capital	$6,099	$5,252	$5,627	$5,656	$5,719
Ending capital (c)	$7,358	$6,099	$5,252	$5,627	$5,656
Average capital	$6,729	$5,676	$5,440	$5,642	$5,688

After-tax return on capital (c,d)	12.5%	12.8%	13.4%	12.7%	12.5%

(a)
Reported operating profit for 2001 of $800 million has been adjusted to $908 million from the add-back of $38 million of goodwill amortization and $70 million of special items relating to restructuring and repositioning charges. Reported operating profit for 2000 of $707 million has been adjusted to $899 million from the add-back of $33 million of goodwill amortization and $159 million of special items relating to restructuring and repositioning charges. See footnote (a) under the Five Year Financial Summary on page 67 for further details about the special items.

(b)
Tax benefit on interest expense is computed using the effective rate adjusted for non-recurring income tax benefits and charges. The effective rates used were as follows: 2004, 25%; 2003, 24%; 2002, 22%; 2001, 22%; and 2000, 22%.

(c)
2003 ending capital includes the impact of the purchase of previously leased assets for $339 million (see Note 5 to the consolidated financial statements). Consequently, after-tax return on capital was reduced by 0.4% for 2003 and 0.8% thereafter

(d)	After-tax return on capital was reduced by 0.6% in 2004 due to the German Acquisition in December (see Note 3 to the consolidated financial statements).

Return on Equity

Return on equity is defined as income before accounting changes, excluding special items and goodwill amortization, divided by average shareholders’ equity. Praxair’s definition of return on equity may not be comparable to similar definitions used by other companies. The company believes that its return on equity is an appropriate measure for judging performance for shareholders.

(Dollar amounts in millions)
Year ending December 31,	2004	2003	2002	2001	2000

Adjusted income before
accounting change (a)	$697	$585	$548	$522	$509
Beginning shareholders’ equity	$3,088	$2,340	$2,477	$2,357	$2,290
Ending shareholders’ equity	$3,608	$3,088	$2,340	$2,477	$2,357
Average shareholders’ equity	$3,348	$2,714	$2,409	$2,417	$2,324

Return on equity	20.8%	21.6%	22.8%	21.6%	21.9%

(a)
Reported income before accounting changes for 2001 of $432 million has been adjusted to $522 million from the add-back of $33 million of goodwill amortization and $57 million of special items relating to restructuring and repositioning charges, net of their related tax impact. Reported income before accounting changes for 2000 of $363 million has been adjusted to $509 million from the add-back of $29 million of goodwill amortization and $117 million of special items relating to restructuring and repositioning charges, net of their related tax impact. See footnote (a) under the Five Year Financial Summary on page 67 for further details about the special items.

Debt-to-Capital

Debt-to-capital is defined as debt divided by total capital. Total capital consists of debt, minority interests, preferred stock and shareholders’ equity. Praxair’s definition of debt-to-capital may not be comparable to similar definitions used by other companies. The company believes that debt-to-capital is appropriate for measuring its financial leverage.

(Dollar amounts in millions)
Year ending December 31,	2004	2003	2002	2001	2000

Total capital
Debt	$3,525	$2,816	$2,748	$2,989	$3,141
Minority interests	225	195	164	141	138
Preferred stock	-	-	-	20	20
Shareholders' equity	3,608	3,088	2,340	2,477	2,357
	$7,358	$6,099	$5,252	$5,627	$5,656

Debt-to-capital ratio	47.9%	46.2%	52.3%	53.1%	55.5%

INVESTOR INFORMATION

Elizabeth T. Hirsch, Director, Investor Relations
Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113
e-mail: investor_relations@praxair.com
(203) 837-2210

Investor Information at www.praxair.com/investors
Contact information
Stock information
Business trends
Presentations
Annual reports
Quarterly earnings
Earnings Guidance
SEC filings
Governance
Sustainability Report
FAQs
Five-year financial summary
Financial news

Common Stock Listing (symbol: PX)
New York Stock Exchange

Other Stock Exchanges Trading Praxair Stock

Cincinnati
Midwest
Pacific

Number of Shareholders
There were 22,617 registered shareholders of record as of December 31, 2004.

Dividend Policy
Dividends on Praxair's common stock are usually declared and paid quarterly. Praxair’s objective is to continue quarterly dividends and consider annual dividend increases in conjunction with continued growth in earnings per share.

Dividend reinvestment plan
Praxair provides investors a convenient, low-cost program that allows purchases of Praxair stock without commissions and automatically reinvests dividends by purchasing additional shares of stock. Contact Shareholder Relations at Registrar and Transfer Company for full details at the address above.

Stock Transfer Agent and Stock Record Keeping
Registrar and Transfer Company is Praxair's stock transfer agent and registrar, and maintains shareholder records. For information about account records, stock certificates, change of address and dividend payments, contact:
1-800-368-5948
e-mail address for investor inquiries: info@rtco.com
website address: http://www.rtco.com

Address shareholder inquiries to:
Shareholder Relations Department
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

Annual shareholders meeting
The 2005 annual meeting of shareholders of Praxair, Inc. will be held at 9:30 a.m. on Tuesday, April 26, 2005 at the Sheraton Danbury, 18 Old Ridgebury Road, Danbury, Connecticut.

NYSE quarterly stock price and dividend information
Stock prices and dividends have been restated to reflect the December 15, 2003 two-for-one stock split (see Note 1 to the consolidated financial statements).

Market Price	Trading High	Trading Low	Close	Dividend Per Share

2004
First Quarter	$38.76	$34.52	$37.12	$0.15
Second Quarter	$40.14	$34.80	$39.91	$0.15
Third Quarter	$43.03	$37.59	$42.74	$0.15
Fourth Quarter	$46.25	$40.73	$44.15	$0.15

2003
First Quarter	$30.07	$25.02	$28.18	$0.1075
Second Quarter	$31.95	$27.95	$30.05	$0.1075
Third Quarter	$32.90	$29.34	$30.98	$0.1075
Fourth Quarter	$38.26	$31.15	$38.20	$0.1350

2002
First Quarter	$30.56	$23.98	$29.90	$0.095
Second Quarter	$30.20	$25.75	$28.49	$0.095
Third Quarter	$29.30	$22.28	$25.56	$0.095
Fourth Quarter	$29.75	$24.59	$28.89	$0.095