Form 10-K, Exhibit 13
period 2005-12-31
PRAXAIR INC
filed 2006-03-01
CIK 884905

PRAXAIR'S 2005 ANNUAL REPORT TO SHAREHOLDERS
Praxair, Inc. and Subsidiaries
Exhibit 13.01

CONSOLIDATED STATEMENTS OF INCOME
PRAXAIR, INC. AND SUBSIDIARIES
(Dollar amounts in millions, except per share data)

Year Ended December 31,	2005	2004	2003

Sales	$7,656	$6,594	$5,613
Cost of sales, exclusive of depreciation and amortization	4,641	3,987	3,328
Selling, general and administrative	987	869	766
Depreciation and amortization	665	578	517
Research and development	80	77	75
Other income (expenses) - net	10	20	(5)
Operating Profit	1,293	1,103	922
Interest expense - net	163	155	151
Income Before Taxes	1,130	948	771
Income taxes	376	232	174
	754	716	597
Minority interests	(37)	(30)	(24)
Income from equity investments	15	11	12
Income Before Cumulative Effect of Change in Accounting Principle	732	697	585
Cumulative effect of change in accounting principle (Note 2)	(6)	-	-
Net Income	$726	$697	$585

Per Share Data (Note 1)
Basic earnings per share
Income before cumulative effect of change in accounting principle	$2.26	$2.14	$1.79
Cumulative effect of change in accounting principle	(0.02)	-	-
Net income	$2.24	$2.14	$1.79
Diluted earnings per share
Income before cumulative effect of change in accounting principle	$2.22	$2.10	$1.77
Cumulative effect of change in accounting principle	(0.02)	-	-
Net income	$2.20	$2.10	$1.77
Weighted Average Shares Outstanding (000's) (Note 1)
Basic shares outstanding	323,765	325,891	326,388
Diluted shares outstanding	329,685	331,403	330,991

               The accompanying Notes on pages 45 to 65 are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS
PRAXAIR, INC. AND SUBSIDIARIES
(Dollar amounts in millions, except per share data)

December 31,	2005	2004

Assets
Cash and cash equivalents	$173	$25
Accounts receivable	1,386	1,231
Inventories	373	328
Prepaid and other current assets	201	160
Total Current Assets	2,133	1,744
Property, plant and equipment - net	6,108	5,946
Equity investments	218	210
Goodwill	1,545	1,551
Other intangible assets - net	81	88
Other long-term assets	406	339
Total Assets	$10,491	$9,878

Liabilities and Equity
Accounts payable	$639	$502
Short-term debt	231	454
Current portion of long-term debt	290	195
Accrued taxes	199	129
Other current liabilities	642	595
Total Current Liabilities	2,001	1,875
Long-term debt	2,926	2,876
Other long-term liabilities	833	949
Deferred credits	627	345
Total Liabilities	6,387	6,045

Commitments and contingencies (Note 19)

Minority interests	202	225
Shareholders' equity
Common stock $0.01 par value, authorized - 800,000,000 shares, issued 2005 - 363,712,929 shares and
2004 - 359,790,504 shares	4	4
Additional paid-in capital	2,489	2,314
Retained earnings	4,022	3,529
Accumulated other comprehensive income (loss)	(1,257)	(1,180)
Less: Treasury stock, at cost (2005 - 41,374,130 shares and
2004 - 36,169,726 shares)	(1,356)	(1,059)
Total Shareholders' Equity	3,902	3,608
Total Liabilities and Equity	$10,491	$9,878

               The accompanying Notes on pages 45 to 65 are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
PRAXAIR, INC. AND SUBSIDIARIES
(Millions of dollars)
Year Ended December 31,	2005	2004	2003

Increase (Decrease) in Cash and Cash Equivalents

Operations
Net income	$726	$697	$585
Adjustments to reconcile net income to net cash
provided by operating activities:
Change in accounting principle (Note 2)	6	-	-
Depreciation and amortization	665	578	517
Deferred income taxes	200	89	33
Non-cash charges and other	1	11	21
Working capital
Accounts receivable	(165)	(203)	(96)
Inventories	(41)	(24)	(22)
Prepaid and other current assets	(23)	6	(19)
Payables and accruals	192	153	78
Long-term assets, liabilities and other	(86)	(64)	40
Net cash provided by operating activities	1,475	1,243	1,137

Investing
Capital expenditures	(877)	(668)	(983)
Acquisitions (Note 3)	(44)	(929)	(73)
Divestitures and asset sales	34	45	64
Net cash used for investing activities	(887)	(1,552)	(992)

Financing
Short-term debt repayments - net	(232)	(113)	(94)
Long-term debt borrowings	453	924	1,432
Long-term debt repayments	(224)	(145)	(1,295)
Minority interest transactions and other	(48)	(8)	(5)
Issuances of common stock	242	212	246
Purchases of common stock	(396)	(394)	(271)
Cash dividends	(233)	(195)	(149)
Net cash provided by (used for) financing activities	(438)	281	(136)

Effect of exchange rate changes on cash and cash equivalents	(2)	3	2
Change in cash and cash equivalents	148	(25)	11
Cash and cash equivalents, beginning-of-year	25	50	39
Cash and cash equivalents, end-of-year	$173	$25	$50

Supplemental Data
Taxes paid	$127	$154	$109
Interest paid	$175	$156	$168
Tax benefits from stock option exercises	$28	$28	$24
Debt from consolidation of equity companies	$-	$-	$9

The accompanying Notes on pages 45 to 65 are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
PRAXAIR, INC. AND SUBSIDIARIES
(Dollar amounts in millions, except per share data, shares in thousands)

							Accumulated
							Other
	Common Stock		Additional	Treasury Stock			Comprehensive
			Paid-in			Retained	Income (Loss)
Activity	Shares	Amounts	Capital	Shares	Amounts	Earnings	(Note 9)	Total

Balance, December 31, 2002	173,950	$2	$1,965	11,682	$(547)	$2,593	$(1,673)	$2,340

Net income						585		585
Translation adjustments							313	313
Minimum pension liability, net of $5 million taxes							8	8
Comprehensive income								906

Dividends on common stock ($0.46 per share, Note 1)						(149)		(149)
Issuances of common stock
For the dividend reinvestment and stock purchase plan	48							-
For employee savings and incentive plans	3,535		183	(1,681)	79			262
Purchases of common stock				4,614	(271)			(271)
Two-for-one stock split (Note 1)	177,418	2		14,250		(2)		-
Balance, December 31, 2003	354,951	$4	$2,148	28,865	$(739)	$3,027	$(1,352)	$3,088

Net income						697		697
Translation adjustments							230	230
Minimum pension liability, net of $31 million taxes							(58)	(58)
Comprehensive income								869

Dividends on common stock ($0.60 per share)						(195)		(195)
Issuances of common stock
For the dividend reinvestment and stock purchase plan	106		4					4
For employee savings and incentive plans	4,734		162	(2,758)	75			237
Purchases of common stock				10,063	(395)			(395)
Balance, December 31, 2004	359,791	$4	$2,314	36,170	$(1,059)	$3,529	$(1,180)	$3,608

Net income						726		726
Translation adjustments							(28)	(28)
Minimum pension liability, net of $25 million taxes							(49)	(49)
Comprehensive income								649

Dividends on common stock ($0.72 per share)						(233)		(233)
Issuances of common stock
For the dividend reinvestment and stock purchase plan	88		4					4
For employee savings and incentive plans	3,834		171	(3,216)	101			272
Purchases of common stock				8,420	(398)			(398)
Balance, December 31, 2005	363,713	$4	$2,489	41,374	$(1,356)	$4,022	$(1,257)	$3,902

The accompanying Notes on pages 45 to 65 are an integral part of these financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

BUSINESS OVERVIEW

Praxair is the largest industrial gases supplier in North and South America, is rapidly growing in Asia, and has strong, well-established businesses in Europe. The company's primary products are oxygen, hydrogen, nitrogen, argon, carbon dioxide, helium, electronics gases and a wide range of specialty gases. Praxair Surface Technologies supplies high-performance coatings that protect metal parts from wear, corrosion and high heat. In 2005, 94% of sales was generated in four regional segments (North America, Europe, South America, and Asia) primarily from the sale of industrial gases. The Surface technologies segment generated the remaining 6% of sales.

Praxair serves approximately 25 industries as diverse as healthcare and petroleum refining; computer-chip manufacturing and beverage carbonation; fiber-optics and steel making; and aerospace, chemicals and water treatment. The diversity of end markets creates financial stability for Praxair in varied business cycles.

Praxair focuses its operational and growth strategies on the following 11 core geographies where the company has its strongest market positions and where distribution and production operations allow the company to deliver the highest level of service to its customers at the lowest cost.

North America	South America	Europe	Asia
United States	Brazil	Spain	China
Canada		Italy	India
Mexico		Germany/Benelux	Thailand
Korea

Praxair manufactures and distributes its products through a network of hundreds of production plants, pipeline complexes, distribution centers and delivery vehicles. Major pipeline complexes are located in the United States, Brazil, Spain and Germany. This network is a competitive advantage, providing the foundation of reliable product supply to the company's customer base. The majority of Praxair's sales are conducted through long-term contracts which provide stability in cash flow and the ability to pass-through changes in energy costs to its customers. The company's primary growth markets include: hydrogen for refining; oxygen for healthcare; nitrogen and carbon dioxide for oil and gas production; and high purity gases for the semiconductor manufacturing industry.

EXECUTIVE SUMMARY - FINANCIAL RESULTS & OUTLOOK

Praxair delivered strong financial results in 2005. Sales growth was driven by the company's strategy of focusing primarily on its core geographies, by above-average growth in its global hydrogen, healthcare and electronics businesses and by strong growth in its base business. New applications technologies increased industrial gas sales above underlying economic growth rates. Many of the technological applications help Praxair's customers improve their energy efficiency, reduce their environmental emissions, or improve their productivity. Operating profit and net income grew as a result of higher sales and the company's disciplined focus on fixed-cost management, productivity savings, and capital investment.

2005 YEAR IN REVIEW

w	Sales up 16% to $7,656 million versus $6,594 million in 2004, reflecting increased sales in each of its geographic segments.

w
Operating profit of $1,293 million, a 17% increase over $1,103 million in 2004, reflecting volume growth, higher pricing and productivity savings which more than offset higher energy costs and general cost inflation.

w
Income before cumulative effect of change in accounting principle of $732 million and diluted earnings per share of $2.22, which included a $92-million income-tax charge ($0.28 per diluted share) related to the company's repatriation of $1.1 billion and other tax adjustments (see Note 7 to the consolidated financial statements).

w	Cash flow from operations of $1,475 million, a 19% increase over $1,243 million in 2004.

2006 OUTLOOK

w	Sales in the range of $8.1 billion to $8.4 billion

w	Operating profit in the range of $1,350 million to $1,425 million, including an estimated stock option expense of $40 million

w	Diluted earnings per share of $2.65 to $2.75, including an estimated stock option expense of $0.08

w	Effective tax rate in the range of 26% to 27%

w	Capital expenditures in the area of $900 million to $950 million

The above guidance should be read in conjunction with the section entitled "Forward-Looking Statements" on page 44.

Praxair provides quarterly updates on operating results, material trends that may affect financial performance, and financial earnings guidance via earnings releases and investor teleconferences. These materials are available on the company's website: www.praxair.com but are not incorporated herein.

CONSOLIDATED RESULTS

The following table provides summary data for 2005, 2004 and 2003:

(Millions of dollars)				Variance
Year Ended December 31,	2005	2004	2003	2005 vs. 2004	2004 vs. 2003

Sales	$7,656	$6,594	$5,613	16%	17%
Gross margin (a)	$3,015	$2,607	$2,285	16%	14%
As a percent of sales	39.4%	39.5%	40.7%
Selling, general and administrative	$987	$869	$766	14%	13%
As a percent of sales	12.9%	13.2%	13.6%
Depreciation and amortization	$665	$578	$517	15%	12%
Other income (expenses) - net	$10	$20	$(5)
Operating profit	$1,293	$1,103	$922	17%	20%
Interest expense - net	$163	$155	$151	5%	3%
Effective tax rate	33.3%	24.5%	22.6%
Income (b)	$732	$697	$585	5%	19%
Number of employees	27,306	27,020	25,438	1%	6%

(a) Gross margin excludes depreciation and amortization expense.
(b) Income is before the 2005 cumulative effect of change in accounting principle. It includes a $92 million, or $0.28 per diluted share, income tax charge for the repatriation of foreign earnings pursuant to the American Jobs Creation Act of 2004 and other tax adjustments.

2005 Compared With 2004

Sales in 2005 increased $1,062 million, or 16%, versus 2004. Favorable currency movements, principally in South America, Canada and Asia, generated 4% of sales growth. Acquisitions contributed 5% to sales growth due to the acquisition of industrial gas assets in Germany and Home Care Supply (HCS) in 2004. Underlying sales growth of 6% was driven by realized price increases in North and South America and volume growth mainly in the worldwide energy, chemicals, metals and manufacturing markets. The underlying volume growth of 2% understates the strong demand throughout the year in most of the company's end markets and regions. Volume growth was mitigated by reduced on-site volumes in North America due to temporary customer outages and business interruptions in the second half of the year partly resulting from Hurricanes Katrina and Rita. The increase in raw material costs resulting from higher natural gas prices, which Praxair is contractually entitled to pass through to on-site hydrogen customers, increased sales by $72 million, or 1%, with an insignificant impact on operating profit.

Gross margin in 2005 improved $408 million, or 16%, versus 2004, in line with the sales increase. Significant energy-cost increases, averaging 16% in 2005, and general inflation were offset by pricing increases and productivity initiatives.

Selling, general and administrative expenses in 2005 were $987 million, or 12.9% of sales, versus $869 million, or 13.2% of sales, for 2004. The $118 million increase was primarily due to the year-over-year impact of acquisitions in 2004 and currency effects. General inflationary pressures continued to be offset by worldwide cost efficiency programs.

Depreciation and amortization expense in 2005 increased $87 million, or 15%, versus 2004. The increase was primarily due to an increase in the 2005 capital base resulting from plant start-ups and increased capital spending due to the strong project backlog. Acquisitions and currency effects also contributed to the growth.

Other income (expenses) - net in 2005 was a $10-million benefit compared to a $20-million benefit in 2004. See Note 6 to the consolidated financial statements for a summary of the major components of Other income (expenses) - net.

Operating profit in 2005 increased $190 million, or 17%, versus 2004. Strong volumes and pricing, the continued impact of productivity and cost reduction initiatives, and the contribution from acquisitions were primarily responsible for the operating profit growth. Favorable currency effects contributed 4% to operating profit growth.

Interest expense - net in 2005 increased $8 million, or 5%, versus 2004 as a result of the increase in average full-year debt levels compared to the prior year, which was due to the financing of acquisitions made in 2004.

The effective income tax rate for 2005 was 33.3% versus 24.5% in 2004. In 2005, income taxes included a charge of $92 million for the repatriation of foreign earnings pursuant to the American Jobs Creation Act of 2004 and income tax reserve and valuation allowances adjustments, and a net $9 million income tax benefit in Europe principally related to a tax legislation change (see Note 7 to the consolidated financial statements). 2004 income taxes included a $3 million income tax benefit resulting from the resolution of various tax matters. Excluding these tax items, the underlying effective tax rates were approximately 26% in 2005 and 25% in 2004. This increase was due primarily to higher earnings contributions in countries with higher marginal tax rates. For 2006, Praxair expects a full-year effective tax rate in the range of 26% to 27%.

At December 31, 2005, minority interests consisted principally of minority shareholders' investments in Europe (primarily in Italy), Asia (primarily in China and India) and North America (primarily within Praxair Distribution). The increase in minority interests of $7 million in 2005 was due to improved profitability of the entities located in Italy and China.

Praxair's significant equity investments are in Italy, the United States and Spain. The company's share of net income from corporate equity investments increased $4 million in 2005 primarily due to an asset impairment charge of $3 million recorded in 2004 for an unconsolidated joint venture.

Income in 2005 increased $35 million, or 5%, versus 2004. Income excluding the impact of the third-quarter income tax charge of $92 million increased 18%. Operating-profit growth was the primary driver of the net-income improvement.

The number of employees at December 31, 2005 was 27,306, reflecting a small increase of 286 employees from December 31, 2004.

2004 Compared With 2003

Sales in 2004 increased $981 million, or 17%, versus 2003. Strong volume growth, primarily in the energy, metals, healthcare, manufacturing, chemicals and electronics markets, increased sales by 9% as worldwide economic activity strengthened. Price increases were realized in all regional segments and increased overall sales by 2%. Currency movements, primarily in Europe, South America and Asia, favorably impacted sales growth by 3%. The increase in raw material costs tied to natural gas prices, which Praxair is contractually entitled to pass through to on-site hydrogen customers, increased sales by $40 million, or 1%, with an insignificant impact on operating profit. The acquisition of HCS in June 2004 and the German acquisition in December 2004 increased sales by 2%.

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

Other income (expenses) - net in 2004 increased by $25 million to a $20-million benefit in 2004 compared with a $5-million loss in 2003. See Note 6 to the consolidated financial statements for a summary of the major components of Other income (expenses) - net.

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

The effective income tax rate for 2004 was 24.5%, versus 22.6% for 2003. The increase in the effective rate was due primarily to higher earnings contributions in countries with higher marginal tax rates. Income taxes include a benefit of $3 million in 2004 and $10 million in 2003 resulting from the resolution of various tax matters from prior years. Excluding these tax items, the underlying effective tax rates were approximately 25% in 2004 and 24% in 2003.

At December 31, 2004, minority interests consist of minority shareholders' investments in Europe (primarily in Italy), Asia (primarily in China and India) and North America (primarily within Praxair Distribution). The increase in minority interest of $6 million in 2004 was due primarily to improved profitability of the entities located in Italy and China.

Praxair's significant equity investments are in Italy, the United States and Spain. The company's share of net income from corporate equity investments declined slightly to $11 million in 2004 due primarily to a $3-million asset impairment charge for an unconsolidated joint venture offset by improved profitability in other joint ventures.

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

Change in Accounting Principle

In the fourth quarter of 2005, Praxair completed its assessment of conditional asset retirement obligations required for the adoption of FASB Interpretation No. (FIN) 47, "Accounting for Conditional Asset Retirement Obligations." The assessment resulted in the recognition of a liability related to asset retirement obligations for assets currently in use. As a result, a $6 million non-cash transition charge to earnings was recorded as a cumulative effect of change in accounting principle. See Note 2 to the consolidated financial statements.

Related Party Transactions

The company's related parties are primarily unconsolidated equity affiliates. The company did not engage in any material transactions involving related parties that included terms or other aspects that differ from those which would be negotiated with independent parties.

Costs Relating to the Protection of the Environment

Praxair's principal operations relate to the production and distribution of atmospheric and other industrial gases, which historically have not had a significant impact on the environment. However, worldwide costs relating to environmental protection may continue to grow due to increasingly stringent laws and regulations, and Praxair's ongoing commitment to rigorous internal standards. Environmental protection costs in 2005 included approximately $10 million in capital expenditures and $21 million of expenses. Environmental protection expenditures were approximately $6 million higher in 2005 versus 2004 primarily due to increases in capital projects and increased compliance costs. Praxair anticipates that future environmental protection expenditures will be similar to 2005, subject to any significant changes in existing laws and regulations. Based on historical results and current estimates, management does not believe that environmental expenditures will have a material adverse effect on the consolidated financial position or on the consolidated results of operations or cash flows in any given year.

Legal Proceedings

See Note 19 to the consolidated financial statements for information concerning legal proceedings.

SEGMENT DISCUSSION

The following summary of sales and operating profit by segment provides a basis for the discussion that follows (for additional information concerning Praxair's segments, see Note 4 to the consolidated financial statements):

(Millions of dollars)				Variance
Year Ended December 31,	2005	2004	2003	2005 vs. 2004	2004 vs. 2003

Sales
North America	$4,680	$4,191	$3,627	12%	16%
Europe	1,105	847	699	30%	21%
South America	1,126	866	708	30%	22%
Asia	543	487	389	11%	25%
Surface technologies	475	447	400	6%	12%
Eliminations	(273)	(244)	(210)
	$7,656	$6,594	$5,613	16%	17%

Operating Profit
North America	$685	$623	$548	10%	14%
Europe	263	214	170	23%	26%
South America	202	152	114	33%	33%
Asia	95	80	64	19%	25%
Surface technologies	48	34	26	41%	31%
	$1,293	$1,103	$922	17%	20%

North America

The North America segment includes Praxair's industrial and packaged gases operations in the U.S., Canada and Mexico. North America also includes several product lines servicing the electronics and healthcare markets.

Sales for 2005 increased $489 million, or 12%, versus 2004. Acquisitions contributed 2% to sales growth due to the mid-year 2004 acquisition of HCS. Underlying sales growth of 7% was due to higher pricing and volumes, as compared to 2004. Pricing increased sales by 5% and was the result of the contractual pass-through of higher power costs to on-site customers, surcharges for higher power and transportation fuel costs for merchant and packaged gases, and the impact of pricing actions. Volume growth of 2% reflects strong merchant liquid and packaged gases volumes offset by lower on-site volumes, which was primarily a result of customer outages on the U.S. Gulf Coast in the second half of 2005, resulting in reduced volumes to the chemicals and refining industries. Volumes to general manufacturing markets were strong throughout the year. Merchant-liquid demand was strong in most end markets, particularly energy and oil well services. Strong results in Canada and Mexico also contributed to sales growth. The increase in raw material costs resulting from higher natural gas prices, which Praxair is contractually entitled to pass through to on-site hydrogen customers, increased sales by $72 million, or 2%, with an insignificant impact on operating profit.

Operating profit in 2005 increased $62 million, or 10%, versus 2004. Acquisitions and currency favorably impacted operating profit growth by 3%. Underlying growth was 7%, in line with sales growth, from the combined impact of pricing actions and cost reduction activities, which more than offset the significantly higher energy costs and underlying general cost inflation.

On June 14, 2004, Praxair acquired 100% of the outstanding common shares of HCS for a purchase price of $245 million. HCS was the largest privately-held home-respiratory and medical-equipment provider in the United States with 59 locations in 13 states. See Note 3 to the consolidated financial statements for additional information related to the acquisition.

Sales for 2004 increased $564 million, or 16%, versus 2003. Higher demand in the energy, manufacturing, metals and chemicals marketplaces led to strong volume growth of 9%. Acquisitions contributed 3% to sales growth, driven primarily by the HCS acquisition. Overall price increases of 3% were primarily driven by price attainment in Praxair's Canadian and U.S. packaged-gas business, on-site business and in Mexico. The increase in raw material costs resulting from higher natural gas prices, which Praxair is contractually entitled to pass through to on-site hydrogen customers, increased sales by $40 million, or 1%, with an insignificant impact on operating profit.

Operating profit in 2004 increased $75 million, or 14%, versus 2003. Stronger sales to the manufacturing, metals, chemicals and electronics markets was the primary driver to operating-profit growth. Total productivity and pricing actions largely offset underlying inflationary pressures. Acquisitions and currency favorably impacted operating profit by 2%. Operating profit as a percentage of sales decreased 20 basis points to 14.9%. This decline was solely due to the HCS acquisition and the start-up of two steam-methane reformers in the third quarter, both of which operate at lower operating margins. Excluding the effect of the acquisition and the new hydrogen business, operating profit as a percentage of sales was higher than 2003 levels by 30 basis points.

Europe

Praxair's European industrial gases business is primarily in Italy, Spain, Germany, the Benelux region and France. On December 2, 2004, Praxair acquired industrial gas assets and related businesses in Germany for a purchase price of $667 million. The acquired assets and businesses consist of industrial gas plants and pipeline assets in the Rhine/Ruhr and Saar areas, bulk distribution and packaged-gas businesses. The businesses serve large customers in the refining, chemical and steel industries along the pipeline systems, in addition to 40,000 smaller customers in bulk, medical, specialty and packaged gases. See Note 3 to the consolidated financial statements for additional information related to the acquisition.

Sales for 2005 increased $258 million, or 30%, versus 2004. The full-year impact of the German acquisition accounted for 28% of the sales growth. The favorable impact of the stronger euro increased sales by 1%. Excluding the acquisition and the impact of currency, sales increased 1% due to higher volumes from new business and applications. Organic business activity remained stable, with modest volume growth in Spain and Germany offsetting weaker volumes in Italy and Western Europe due to a slowing economic environment.

Operating profit for 2005 increased $49 million, or 23%, versus 2004. The contribution of the German acquisition accounted for most of the operating-profit growth. Inflationary pressures continued to be largely offset by productivity programs.

Sales for 2004 increased $148 million, or 21%, versus 2003. The favorable impact of the stronger euro increased sales by 10%. Acquisitions accounted for approximately 6% of the sales growth, driven by the German acquisition and the full-year impact of the 2003 consolidation of Indugas, a former joint venture. Excluding the acquisitions and the impact of currency, sales increased 4% due to improved volumes. Liquid and packaged-gas volumes in Spain, Italy, and Western Europe remained at healthy levels as the metals, healthcare and electronics markets continued to grow at robust levels.

Operating profit for 2004 increased $44 million, or 26%, versus 2003. The improvement in operating profit was principally due to the continued favorable impact of a stronger euro and increased sales, each of which generated half of the increase. Cost reductions related to productivity programs primarily offset inflation on existing cost structures.

South America

Praxair's South American industrial gases operations are conducted by its subsidiary, White Martins Gases Industriais Ltda. (White Martins), the largest industrial gases company in Brazil. White Martins also manages Praxair's operations in Argentina, Bolivia, Chile, Colombia, Paraguay, Peru, Uruguay and Venezuela.

Sales for 2005 increased $260 million, or 30%, versus 2004. The favorable impact of currency increased sales by 17%. Excluding the impact of currency, sales increased 13%, driven by higher pricing and volumes primarily to the manufacturing and healthcare markets.

Operating profit increased $50 million, or 33%, versus 2004. Higher pricing and cost-reduction programs outpaced underlying inflation pressures, favorably impacting operating profit. The favorable impact of currency contributed 15% to operating profit growth in 2005.

Sales for 2004 increased $158 million, or 22%, versus 2003. The sales improvement was driven by volume increases of 9% and realized price increases of 9% to on-site, liquid and packaged-gases customers.

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

Asia

The Asia segment includes Praxair's industrial gases operations in China, India, Korea and Thailand, with smaller operations in Japan, Malaysia and Taiwan.

Sales for 2005 increased $56 million, or 11%, versus 2004. Strong volume growth, primarily to the electronics and metals markets, contributed 9% to the increase. The increase in sales to electronics, the segment's largest end-market, was due to sales of sputtering targets and strong demand for specialty gases for the semiconductor and LCD markets. Growth in the on-site and liquid product lines, primarily in China, Korea and Thailand, also contributed to volume increases. Pricing declined by 2%. Favorable pricing trends in Thailand and India were offset by pricing declines in electronics specialty gases. Favorable currency movements improved sales by 4%.

Operating profit for 2005 increased $15 million, or 19%, versus 2004. The increase in operating profit was a result primarily of volume growth and cost-efficiency improvements in the supply system.

Sales for 2004 increased $98 million, or 25%, versus 2003. Strong volume growth, primarily in the electronics, metals and chemicals markets, increased sales by 18%. Realized price increases were 3% for the year and favorable currency movement improved sales by 2%. The 2003 consolidation of a former joint venture in China increased sales by 2%.

Operating profit for 2004 increased $16 million, or 25%, versus 2003. The improvement in operating profit was a result primarily of the strong volumes, which increased operating profit by 25%. The 2003 consolidation of a former joint venture added 4% growth for the year. Cost-reduction initiatives largely offset the negative impact of inflation.

Surface technologies

Surface technologies provides high-performance coatings and thermal-spray powders in the U.S. and Europe, with smaller operations in Asia and Brazil.

Sales for 2005 increased $28 million, or 6%, versus 2004. Higher volumes of coatings for OEM aircraft engine parts primarily drove the overall volume increase of 3%. Industrial coatings for power turbines and oil field service components also were higher compared to the prior year. Realized price increases were 2%.

Operating profit for 2005 increased $14 million, or 41%, versus 2004. The increase was principally driven by the higher sales volumes. Pricing actions and cost reduction activities offset increasing raw material costs.

Sales for 2004 increased $47 million, or 12%, versus 2003. The favorable impact of currency increased sales by $22 million, or 6%, compared to the prior year. Volume increased 6%, primarily as a result of higher volumes of high-end coating sales for OEM aircraft engine parts and other industrial coatings. The aviation-repair business continued to be soft, reflecting the weak financial condition of the commercial airline industry.

Operating profit for 2004 increased $8 million, or 31%, versus 2003. The increase in operating profit was driven by benefits from increased volumes, primarily of industrial coatings, and the benefits of prior-year cost-reduction initiatives.

Currency

The results of Praxair's non-U.S. operations are translated to the company's reporting currency, the U.S. dollar, from the functional currencies used in the countries in which the company operates. For most foreign operations, Praxair uses the local currency as its functional currency. There is inherent variability and unpredictability in the relationship of these functional currencies to the U.S. dollar and such currency movements may materially impact Praxair's results of operations in any given period.

To help understand the reported results, the following is a summary of the significant currencies underlying Praxair's consolidated results and the exchange rates used to translate the financial statements (rates of exchange expressed in units of local currency per U.S. dollar):

	Percent of
	2005	Income Statement			Balance Sheet
	Consolidated	Average Year Ended December 31,			December 31,
Currency	Sales (a)	2005	2004	2003	2005	2004
European euro	17%	0.80	0.81	0.89	0.85	0.73
Brazilian real	12%	2.43	2.92	3.06	2.34	2.65
Canadian dollar	9%	1.21	1.31	1.41	1.17	1.21
Mexican peso	4%	10.96	11.30	10.74	10.68	11.13
Chinese RMB	2%	8.20	8.28	8.28	8.07	8.28
Indian rupee	2%	44.02	45.41	46.74	45.20	43.74
Korean won	2%	1,027	1,151	1,192	1,013	1,046
Argentinean peso	1%	2.92	2.94	2.95	3.03	2.98
Venezuelan bolivar	<1%	2,107	1,883	1,609	2,150	1,920

(a)	Certain Surface technologies segment sales are included in European and Brazilian sales.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL DATA

(Millions of dollars)
Year Ended December 31,	2005	2004	2003
Net Cash Provided by (Used for)

Operating Activities
Net income plus depreciation and
amortization and change in accounting principle	$1,397	$1,275	$1,102
Working capital	(37)	(68)	(58)
Other - net	115	36	93
Total provided by operating activities	$1,475	$1,243	$1,137

Investing Activities
Capital expenditures	$(877)	$(668)	$(983)
Acquisitions	(44)	(929)	(73)
Divestitures and asset sales	34	45	64
Total used for investing	$(887)	$(1,552)	$(992)

Financing Activities
Debt increases (reductions) - net	$(3)	$666	$43
Minority transactions and other	(48)	(8)	(5)
Issuances (purchases) of stock - net	(154)	(182)	(25)
Cash dividends	(233)	(195)	(149)
Total provided by (used for) financing	$(438)	$281	$(136)

Other Financial Data (a)

Debt-to-capital ratio	45.6%	47.9%	46.2%
After-tax return on capital	13.2%	12.5%	12.8%

(a)	Non-GAAP measures. See the Appendix on page 70 for definitions and reconciliations to reported amounts.

Cash Flow from Operations

2005

Cash flow from operations increased $232 million to $1,475 million in 2005 from $1,243 million in 2004. The growth is a result of the strong cash flow generated from the improved operating profits on higher sales and continued focus on the management of working capital which grew at a slower pace than sales. Pension contributions were $140 million in 2005.

2004

Cash flow from operations increased $106 million to $1,243 million in 2004 from $1,137 million in 2003. The growth was a result of the strong cash flow generated from the improved profits on higher sales, partially offset by cash used for worldwide pension contributions of approximately $119 million.

Investing

(a) Includes the purchase of  previously leased
assets for $339 million (see Note 5 to the
consolidated financial statements).

2005

Net cash used for investing activities of $887 million in 2005 decreased $665 million versus 2004. Cash used for acquisitions decreased by $885 million as 2004 included the German and HCS acquisitions. This decrease was partially offset by higher capital expenditures in 2005, which increased $209 million to $877 million, reflecting a strong backlog of projects that will begin production in 2006 and 2007.

Acquisition expenditures in 2005 were $44 million, related primarily to the purchase of a North American packaged gas distributor in December.

Divestitures and asset sales in 2005 totaled $34 million, a decrease of $11 million from 2004. An increase in underlying asset sales in 2005 was offset by a $20-million sale of assets in Europe related to a customer contract termination in 2004.

On a worldwide basis, capital expenditures for 2006 are expected to be in the range of $900 million to $950 million, with investments in many of the company's end markets including energy, metals and manufacturing. By region, the largest amount of forecasted capital expenditures is expected to be in North America and Asia. By end-market, the largest concentration is expected to be in energy. The spending will fund growth activities, maintenance and cost-reduction programs in each of the company's segments. At December 31, 2005, $596 million of capital expenditures had been approved and committed.

2004

Net cash used for investing activities of $1,552 million in 2004 increased $560 million versus 2003 due primarily to the two significant 2004 acquisitions, partially offset by a reduction in capital expenditures. Capital expenditures in 2004 totaled $668 million, a decrease of $315 million from 2003, which included the purchase of leased assets for $339 million.

Acquisition expenditures in 2004 were $929 million, an increase of $856 million from 2003. The 2004 expenditures related primarily to the German and HCS acquisitions.

Proceeds from divestitures and asset sales in 2004 were $45 million, a decrease of $19 million from 2003. The 2003 time period included $50 million related to the sale of Praxair's Polish business which was offset by the $20-million asset sale related to a customer contract termination.

Financing

Praxair's financing strategy is to secure long-term committed funding at attractive interest rates by issuing U.S. public notes and debentures and commercial paper backed by a standby long-term bank credit agreement. Its international operations are funded through a combination of local borrowing and inter-company funding to minimize the total cost of funds and to manage and centralize currency exchange exposures. As deemed necessary, Praxair manages its exposure to interest-rate changes through the use of financial derivatives (see Note 14 to the consolidated financial statements and the section entitled "Market Risks and Sensitivity Analyses" on page 43).

At December 31, 2005, Praxair's total debt outstanding was $3,447 million, $78 million lower than $3,525 million at December 31, 2004. The December 31, 2005 debt balance includes $2,177 million in public notes and $1,270 million representing primarily worldwide bank borrowings. At December 31, 2005, Praxair was in compliance with its borrowing covenants and its global effective borrowing rate was approximately 5%. See Note 13 to the consolidated financial statements for additional information on the company's indebtedness.

Cash used for financing activities was $438 million in 2005 compared to cash provided by financing activities of $281 million in 2004. The swing in cash used for financing activities is largely due to net proceeds from debt issuances of $666 million in 2004 to fund the German and HCS acquisitions. Cash used for dividend payments increased $38 million to $0.72 per share compared to $0.60 in 2004, an increase of 20%. Cash used for minority transactions and other increased $40 million to $48 million in 2005 due primarily to dividend payments to a minority shareholder in Italy.

In 2005, the company executed a plan to repatriate $1.1 billion of undistributed foreign earnings pursuant to the American Jobs Creation Act of 2004 (see Note 7 to the consolidated financial statements). To fund the repatriation for Europe and Canada, the company entered into a five-year, $400-million revolving credit facility and a five-year, $200-million revolving credit facility with a syndicate of international banks. At December 31, 2005, $253 million and $140 million were outstanding against the $400-million facility and $200-million facility, respectively. The proceeds received in connection with these borrowings were used to finance the repatriation and were temporarily used in the United States primarily to repay short term borrowings and commercial paper. Also during 2005, Praxair repaid $150 million of 6.85% notes that were due on June 15, 2005. The repayment was funded through the issuance of commercial paper. See Note 13 to the consolidated financial statements for further information related to the company's indebtedness.

Other Financial Data

The following discussion includes non-GAAP measures that may not be comparable to similar definitions used by other companies. Praxair believes that its debt-to-capital ratio is appropriate for measuring its financial leverage. The company believes that its after-tax return on capital ratio is an appropriate measure for judging performance as it reflects the approximate after-tax profit earned as a percentage of investments by all parties in the business (debt, minority interests and shareholders' equity). See the Appendix on page 70 for definitions and reconciliation of these two non-GAAP measures to reported amounts.

Praxair's debt-to-capital ratio decreased 230 basis points to 45.6% at December 31, 2005 over 2004. The improvement is attributed to an increase in shareholders' equity due to 2005 net income slightly offset by an increase in 2005 dividends declared and paid.

After-tax return on capital increased 70 basis points to 13.2% at December 31, 2005 compared to 2004 due to increased 2005 operating profit partially offset by an increase in average capital year-over-year.

Off-Balance Sheet Arrangements and Contractual Obligations

The following table sets forth Praxair's material contractual obligations and other commercial commitments as of December 31, 2005:

(Millions of dollars)	Contractual Obligations				Other Commercial Commitments
	Debt and	Obligations
Due or	Capitalized	Under	Unconditional
Expiring by	Lease	Operating	Purchase		Construction	Guarantees
December 31,	Maturities	Leases	Obligations	Total	Commitments	and Other	Total

2006	$521	$81	$160	$762	$456	$67	$523
2007	541	60	111	712	118	-	118
2008	564	46	97	707	22	2	24
2009	542	34	75	651	-	-	-
2010	400	24	53	477	-	-	-
Thereafter	879	89	318	1,286	-	5	5
	$3,447	$334	$814	$4,595	$596	$74	$670

Debt and capitalized lease maturities of $3,447 million exclude interest thereon, are more fully described in Note 13 to the consolidated financial statements and are included on the company's balance sheet as long- and short-term liabilities. Maturities of short-term borrowings under revolving credit facilities of $533 million and $393 million are included in 2009 and 2010 maturities, respectively, due to the company's ability and intent to refinance amounts outstanding against these facilities through the final maturity date under such agreements.

Obligations under operating leases of $334 million represent non-cancelable contractual obligations primarily for manufacturing and distribution equipment and office space. See Note 5 to the consolidated financial statements for further details.

Unconditional purchase obligations of $814 million represent contractual commitments under various long- and short-term take-or-pay arrangements with suppliers. These obligations are primarily minimum-purchase commitments for helium, electricity, natural gas and feedstock used to produce atmospheric gases, carbon dioxide and hydrogen. During 2005, payments under these contracts totaled $562 million, including $237 million for electricity and $218 million for natural gas. A significant portion of these obligations are passed on to customers through similar take-or-pay contractual arrangements. Purchase obligations that are not passed along to customers do not represent a significant risk to Praxair. Praxair generally enters into contracts to purchase products and services that do not have minimum purchase provisions.

Construction commitments of $596 million represent outstanding commitments to customers or suppliers to complete authorized construction projects as of December 31, 2005. A significant portion of Praxair's capital spending is related to the construction of new production facilities to satisfy customer commitments which may take a year or more to complete.

Guarantees and other of $74 million include $12 million related to required minimum pension contributions and $62 million related to Praxair's contingent obligations under guarantees of certain debt of unconsolidated affiliates.

Unconsolidated equity investees had total debt of approximately $215 million at December 31, 2005, which was non-recourse to Praxair with the exception of the guaranteed portions described above. Praxair has no financing arrangements with closely-held related parties.

See Note 19 to the consolidated financial statements for more information concerning commitments and contingencies. In addition, see Note 9 to the consolidated financial statements for a summary of long-term liabilities which consist primarily of pension and other post-retirement benefit costs (OPEB).

Pension Benefits

The non-cash minimum pension liability increased $74 million to $315 million at December 31, 2005 ($206 million after-tax) from $241 million at December 31, 2004 ($157 million after-tax). The increase in the minimum pension liability was due primarily to an update to the mortality assumption and a decrease in the discount rate assumption used for the U.S. Pension Plans. The increase did not affect net income as the offsetting, after-tax charge was made to Accumulated other comprehensive income within Shareholders' equity pursuant to U.S. GAAP.

Pension contributions were $140 million in 2005 and $119 million in 2004. Estimates of 2006 contributions are in the area of $100 million, of which $12 million is required. During January 2006, contributions of $84 million were paid to Praxair's U.S. Pension Plans.

Praxair assumes an expected return on plan assets for 2006 in the U.S. of 8.25%. In 2006, consolidated pension expense is expected to be approximately $53 million versus $44 million in 2005 and $37 million in 2004.

Insurance

Praxair purchases insurance to limit a variety of risks, including those related to workers' compensation, third-party liability and property. Currently, the company self-retains the first $5 million per occurrence for workers' compensation and general liability and retains $2.5 million to $5 million per occurrence for its various properties worldwide. To mitigate its aggregate loss potential above varying retentions, the company purchases insurance coverage from highly rated insurance companies at what it believes are reasonable coverage levels. This includes Praxair's participation in a property insurance consortium for which some of the premiums are retrospective in nature and may increase due to the overall loss experience of all members within the consortium. At December 31, 2005 and 2004, the company had recorded a total of $42 million and $43 million, respectively, representing an estimate of the retained liability for the ultimate cost of claims incurred and unpaid as of the balance sheet dates. The estimated liability is established using statistical analyses and is based upon historical experience, actuarial assumptions and professional judgment. These estimates are subject to the effects of trends in loss severity and frequency and are subject to a significant degree of inherent variability. If actual claims differ from the company's estimates, financial results could be impacted.

Praxair recognizes estimated insurance proceeds relating to damages at the time of loss only to the extent of incurred losses. Any insurance recoveries for business interruption and for property damages in excess of the net book value of the property are recognized only when realized.

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

Depreciable Lives of Property, Plant and Equipment

Praxair's net property, plant and equipment at December 31, 2005 was $6,108 million, representing 58% of the company's consolidated total assets. Depreciation expense for the year ended December 31, 2005 was $649 million, or 10% of total operating costs. Management judgment is required in the determination of the estimated depreciable lives that are used to calculate the annual depreciation expense and accumulated depreciation.

Property, plant and equipment are recorded at cost and depreciated over the assets' estimated useful lives on a straight-line basis for financial-reporting purposes. The estimated useful life represents the projected period of time that the asset will be productively employed by the company and is determined by management based on many factors, including historical experience with similar assets, technological life cycles, geographic locations and contractual supply relationships with on-site customers. Circumstances and events relating to these assets, such as on-site contract modifications, are monitored to ensure that changes in asset lives or impairments (see "Asset Impairment" below) are identified and prospective depreciation expense or impairment expense is adjusted accordingly. Praxair's largest asset values relate to cryogenic air-separation production plants with average depreciable lives of 15 years.

Based upon the assets as of December 31, 2005, if depreciable lives of machinery and equipment, on average, were increased or decreased by one year, annual depreciation expense would be decreased by approximately $29 million or increased by approximately $32 million, respectively.

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

Several key assumptions are used in actuarial models to calculate pension expense and liability amounts recorded in the financial statements. Management believes the three most significant variables in the models are the expected long-term rate of return on plan assets, the discount rate, and the expected rate of compensation increase. The actuarial models also use assumptions for various other factors, including employee turnover, retirement age, and mortality. Praxair management believes the assumptions used in the actuarial calculations are reasonable, reflect the company's experience and expectations for the future and are within accepted practices in each of the respective geographic locations in which it operates. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors.

The weighted-average expected long-term rates of return on pension plan assets were 8.50% for U.S. plans and 7.75% for international plans for the years ended December 31, 2005 and 2004. These rates are determined annually by management based on a weighted average of current and historical market trends, historical and expected portfolio performance and the current and expected portfolio mix of investments. A 0.50% change in these expected long-term rates of return, with all other variables held constant, would change Praxair's pension expense by approximately $6 million.

The weighted-average discount rates for pension plan liabilities were 5.62% for U.S. plans and 5.45% for international plans at December 31, 2005 (5.85% and 5.50%, respectively, at December 31, 2004). These rates are used to calculate the present value of plan liabilities and are determined annually by management. The discount rate for the U.S. plan is established utilizing a bond matching model provided by the company's independent actuaries. The portfolio of bonds includes only Moody's Aa-graded corporate bonds and matches the U.S. plan's projected cash flows to the spot rates and calculates the single equivalent discount rate which produces the same present value. The discount rates for the international plans are based on market yields for high-quality fixed income investments representing the approximate duration of the pension liabilities on the measurement date. A 0.50% change in discount rates, with all other variables held constant, would change Praxair's pension expense by approximately $10 million and would impact the projected benefit obligation (PBO) by approximately $114 million.

The weighted-average expected rate of compensation increase was 3.25% for U.S. plans and 3.0% for international plans at December 31, 2005 and 3.0% for U.S. and international plans at December 31, 2004. The estimated annual compensation increase is determined by management every year and is based on historical trends and market indices. A 0.50% change in the expected rate of compensation increase, with all other variables held constant, would change Praxair's pension expense by approximately $4 million and would impact the PBO by approximately $21 million. A change in this assumption usually coincides  with a change in the discount rate assumption, and the earnings impacts generally offset one another.

Asset Impairment

Goodwill

At December 31, 2005, the company had goodwill of $1,545 million, which represents the aggregate of excess purchase price for acquired businesses over the fair value of the net assets acquired. The company performs a goodwill impairment test annually or more frequently if events or circumstances indicate that an impairment loss may have been incurred. The impairment test requires that the company estimate and compare the fair value of its reporting units to their carrying value. As of December 31, 2005, goodwill was assigned to eight reporting units in amounts ranging from $1 million to $952 million. Fair value is determined through the use of projected future cash flows, multiples of earnings and sales and other factors.

Such analysis requires the use of certain future market assumptions and discount factors, which are subjective in nature. Estimated values can be affected by many factors beyond the company's control such as business and economic trends, government regulation, and technological changes. Management believes that the assumptions used to determine fair value are appropriate and reasonable. However, changes in circumstances or conditions affecting these assumptions could have a significant impact on the fair value determination, which could then result in a material impairment charge to the company's results of operations.

See Note 11 to the consolidated financial statements for disclosures concerning the carrying value of goodwill.

Property, Plant and Equipment

Property, plant and equipment is tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an individual asset or asset group may not be recoverable. To test recoverability, the company compares management's best estimate of the future cash flows expected to be generated from the asset or asset group to compare against the carrying amount of the asset or asset group. Should these undiscounted future cash flows be less than the carrying amount of the asset or asset group, an impairment charge reducing the carrying amount to fair value is required. Fair value is determined based on the most appropriate valuation technique, including discounted cash flows. This analysis requires management to make various subjective estimates and assumptions, including the amount of projected future cash flows related to the potentially impaired asset or asset group, the useful life over which cash flows will occur and the asset's residual value, if any.

Income Taxes

At December 31, 2005, Praxair had deferred tax assets of $473 million (net of valuation allowances of $206 million), and deferred tax liabilities of $935 million. Income tax expense was $376 million for the year ended December 31, 2005.

In the preparation of consolidated financial statements, Praxair estimates income taxes based on diverse legislative and regulatory structures that exist in various jurisdictions where the company conducts business. Deferred income tax assets and liabilities represent tax benefits or obligations that arise from temporary differences due to differing treatment of certain items for accounting and income tax purposes. Praxair evaluates deferred tax assets each period to ensure that estimated future taxable income will be sufficient in character (e.g. capital gain versus ordinary income treatment), amount and timing to result in their recovery. A valuation allowance is established when management determines that it is more likely than not that a deferred tax asset will not be realized to reduce the assets to their realizable value. Considerable judgments are required in establishing deferred tax valuation allowances and in assessing probable exposures related to tax matters. Praxair's tax returns are subject to audit and local taxing authorities could challenge the company's tax positions. The company's practice is to review tax-filing positions by jurisdiction and to record provisions for probable tax assessments, including interest and penalties when assessed, if applicable. Praxair believes it records and/or discloses such potential tax liabilities as appropriate and has reasonably estimated its income tax liabilities and recoverable tax assets.

NEW ACCOUNTING STANDARDS

See Notes 1 and 2 to the consolidated financial statements for information concerning new accounting standards and for information regarding the 2005 change in accounting principle, respectively.

MARKET RISKS AND SENSITIVITY ANALYSES

Praxair is exposed to market risks relating to fluctuations in interest rates and currency exchange rates. The objective of financial risk management at Praxair is to minimize the negative impact of interest rate and foreign exchange rate fluctuations on the company's earnings, cash flows and equity.

To manage these risks, Praxair uses various derivative financial instruments, including interest-rate swaps, currency swaps, forward contracts and commodity contracts. Praxair only uses commonly traded and non-leveraged instruments. These contracts are entered into primarily with major banking institutions thereby minimizing the risk of credit loss. Also, see Notes 1 and 14 to the consolidated financial statements for a more complete description of Praxair's accounting policies and use of such instruments.

The following discussion presents the sensitivity of the market value, earnings and cash flows of Praxair's financial instruments to hypothetical changes in interest and exchange rates assuming these changes occurred at December 31, 2005. The range of changes chosen for these discussions reflect Praxair's view of changes which are reasonably possible over a one-year period. Market values represent the present values of projected future cash flows based on interest rate and exchange rate assumptions.

Interest Rate and Debt Sensitivity Analysis

At December 31, 2005, Praxair had debt totaling $3,447 million ($3,525 million at December 31, 2004). There were no interest-rate swap agreements outstanding at December 31, 2005 and 2004, respectively. As considered necessary, interest-rate swaps are entered into as hedges of underlying financial instruments to effectively change the characteristics of the interest rate without actually changing the underlying financial instrument. For fixed-rate instruments, interest-rate changes affect the fair market value but do not impact earnings or cash flows. Conversely, for floating-rate instruments, interest-rate changes generally do not affect the fair market value but impact future earnings and cash flows, assuming other factors are held constant.

At December 31, 2005, Praxair had fixed-rate debt of $2,241 million and floating-rate debt of $1,206 million, representing 65% and 35%, respectively, of total debt. At December 31, 2004, Praxair had fixed-rate debt of $2,458 million and floating-rate debt of $1,067 million, representing 70% and 30%, respectively, of total debt. Holding other variables constant (such as foreign exchange rates, swaps and debt levels), a one-percentage-point decrease in interest rates would increase the unrealized fair market value of the fixed-rate debt by approximately $71 million ($97 million in 2004). At December 31, 2005 and 2004, the after-tax earnings and cash flows impact for the subsequent year resulting from a one-percentage-point increase in interest rates would be approximately $8 million and $7 million, respectively, holding other variables constant.

Exchange Rate Sensitivity Analysis

Praxair's exchange-rate exposures result primarily from its investments and ongoing operations in South America (primarily Brazil, Argentina and Venezuela), Europe (primarily Italy, Spain, and Germany), Canada, Mexico, Asia (primarily China, India, Korea and Thailand) and other business transactions such as the procurement of equipment from foreign sources. Among other techniques, Praxair utilizes foreign exchange forward contracts to hedge these exposures. At December 31, 2005, Praxair had $768 million notional amount ($679 million at December 31, 2004) of foreign exchange contracts of which $756 million ($679 million in 2004) were to hedge recorded balance-sheet exposures or forecasted transactions and $12 million were to hedge anticipated net income (none at December 31, 2004). At December 31, 2005, Praxair's net income hedges related to anticipated net income in South America which settled on January 2, 2006.

Holding other variables constant, if there were a 10% adverse change in foreign-currency exchange rates for the portfolio, the fair market value of foreign-currency contracts outstanding at December 31, 2005 and 2004 would decrease by approximately $5 million and $35 million, respectively, which would be offset by an equal but offsetting gain or loss on the foreign-currency fluctuation of the underlying exposure being hedged.

FORWARD-LOOKING STATEMENTS

This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's reasonable expectations and assumptions as of the date the statements are made but involve risks and uncertainties. These risks and uncertainties include, without limitation: the performance of stock markets generally; developments in worldwide and national economies and other international events and circumstances; changes in foreign currencies and in interest rates; the cost and availability of electric power, natural gas and other raw materials; the ability to achieve price increases to offset cost increases; catastrophic events; the ability to attract, hire, and retain qualified personnel; the impact of changes in financial accounting standards; the impact of tax and other legislation and government regulation in jurisdictions in which the company operates; the cost and outcomes of litigation and regulatory agency actions; continued timely development and market acceptance of new products and applications; the impact of competitive products and pricing; future financial and operating performance of major customers and industries served; and the effectiveness and speed of integrating new acquisitions into the business. These risks and uncertainties may cause actual future results or circumstances to differ materially from the projections or estimates contained in the forward-looking statements. The company assumes no obligation to update or provide revisions to any forward-looking statement in response to changing circumstances. The above listed risks and uncertainties are further described in Item 1A (Risk Factors) in the company's latest Annual Report on Form 10-K filed with the SEC which should be reviewed carefully. Please consider the company's forward-looking statements in light of those risks.

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

Revenue Recognition - Revenue is recognized when: a firm sales agreement exists; product is shipped or services are provided to customers; and collectibility of the fixed or determinable sales price is reasonably assured. A small portion of the company's revenues relate to long-term construction contracts and are generally recognized using the percentage-of-completion method. Under this method, revenues from sales of major equipment, such as large air-separation facilities, are recognized based primarily on cost incurred to date compared with total estimated cost. Changes to total estimated cost and anticipated losses, if any, are recognized in the period determined. For contracts that contain multiple products and/or services, amounts assigned to each component are based on its objectively determined fair value, such as the sales price for the component when it is sold separately or competitor prices for similar components. Certain of the company's customer contracts qualify for lease accounting treatment under EITF Issue 01-8, "Determining Whether an Arrangement Contains a Lease." The associated revenue streams are classified as rental revenue and are not significant for the years ended 2005, 2004 and 2003. Sales returns and allowances are not a normal practice in the industry and are de minimis.

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

Property, Plant and Equipment - Net - Property, plant and equipment are carried at cost, net of accumulated depreciation. The company capitalizes interest as part of the cost of constructing major facilities (see Note 6). Depreciation is calculated on the straight-line method based on the estimated useful lives of the assets, which range from 3 years to 40 years (see Note 10). Praxair uses accelerated depreciation methods for tax purposes where appropriate.

The company performs a test for impairment whenever events or changes in circumstances indicate that the carrying amount of an individual asset or asset group may not be recoverable. Should projected undiscounted future cash flows be less than the carrying amount of the asset or asset group, an impairment charge reducing the carrying amount to fair value is required. Fair value is determined based on the most appropriate valuation technique, including discounted cash flows.

Asset-Retirement Obligations - An asset-retirement obligation is recognized in the period in which sufficient information exists to determine the fair value of the liability with a corresponding increase to the carrying amount of the related property, plant and equipment which is then depreciated over its useful life. The liability is initially measured at discounted fair value and then accretion expense is recorded in each subsequent period. The company's asset-retirement obligations are primarily associated with its on-site long-term supply arrangements where the company has built a facility on land leased from the customer and is obligated to remove the facility at the end of the contract term. The company's asset-retirement obligations are not material to its financial statements.

Foreign Currency Translation - For most foreign operations, the local currency is the functional currency and translation gains and losses are reported as part of the Accumulated other comprehensive income (loss) component of Shareholders' equity as a cumulative translation adjustment (see Note 9). For other foreign operations, the U.S. dollar is the functional currency and translation gains and losses are included in income.

Financial Instruments - Praxair enters into various derivative financial instruments to manage its exposure to fluctuating interest and currency exchange rates and energy costs. Such instruments primarily include interest-rate swap agreements; currency swap; forward contracts; and commodity-swap agreements. These instruments are not entered into for trading purposes. Praxair only uses commonly traded and non-leveraged instruments. There are two types of derivatives the company enters into: hedges of fair-value exposures and hedges of cash-flow exposures. Fair-value exposures relate to recognized assets or liabilities, and firm commitments; while cash-flow exposures relate to the variability of future cash flows associated with recognized assets or liabilities, or forecasted transactions.

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

Changes in the fair value of derivatives designated as fair-value hedges are recognized in earnings as an offset to the change in the fair values of the exposures being hedged. The changes in fair value of derivatives that are designated as cash-flow hedges are deferred in Accumulated other comprehensive income (loss) and are recognized in earnings as the underlying hedged transaction occurs. Any ineffectiveness is recognized in earnings immediately. Derivatives that are entered into for risk-management purposes and are not designated as hedges (primarily related to anticipated net income and currency derivatives other than for firm commitments) are recorded at their fair market values and recognized in current earnings.

The company recognizes the changes in the fair value associated with currency contracts as follows: hedges of debt instruments are recorded in Interest expense and generally offset the underlying hedged items; hedges of other balance-sheet exposures, commodity contracts, forecasted transactions, lease obligations, firm commitments and anticipated future net income are recognized in Other income (expenses) - net and generally offset the underlying hedged items; and hedges of net investments in foreign subsidiaries are recognized in the cumulative translation adjustment component of Accumulated other comprehensive income (loss) on the consolidated balance sheet to offset translation gains and losses associated with the hedged net investment.

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

Goodwill - When a business is acquired, the excess of the purchase price over the fair value of the assets and liabilities acquired is recorded as goodwill (see Note 11). Goodwill is reviewed annually in April or more frequently if events or circumstances indicate that an impairment may have occurred. The impairment test requires that the company estimate and compare the fair value of its reporting units to their carrying value. Fair value is determined through the use of projected future cash flows, multiples of earnings and sales and other factors.

Other Intangible Assets - Patents are recorded at historical cost and are amortized over their remaining useful lives. Customer and license/use agreements, non-compete agreements and other intangibles are amortized over the estimated period of benefit. The determination of the estimated period of benefit will be dependent upon the use and underlying characteristics of the intangible asset. Praxair evaluates the recoverability of its intangible assets subject to amortization when facts and circumstances indicate that the carrying value of the asset may not be recoverable. If the carrying value is not recoverable, impairment is measured as the amount by which the carrying value exceeds its estimated fair value. Fair value is generally estimated based on either appraised value or other valuation techniques.

Income Taxes - Deferred income taxes are recorded for the temporary differences between the financial statement and tax bases of assets and liabilities using currently enacted tax rates. Valuation allowances are established against deferred tax assets whenever circumstances indicate that it is more likely than not that such assets will not be realized in future periods. The provision for income taxes includes probable exposures for tax matters and related interest and penalties when assessed, if applicable.

Pension and Other Retirement Programs - Most Praxair employees worldwide are covered by various pension plans. The cost of pension benefits under these plans is determined using the projected-unit-credit actuarial cost method. Funding of pension plans varies and is in accordance with local laws and practices.

Praxair accrues the cost of retiree life and health insurance benefits during the employees' service period when such benefits are earned.

Post-employment Benefits - Praxair recognizes the estimated cost of future benefits provided to former and inactive employees after employment but before retirement on the accrual basis.

Stock Split - On October 28, 2003, Praxair's board of directors declared a two-for-one split of the company's common stock. The stock split was effected in the form of a stock dividend of one additional share for each share owned by stockholders of record on December 5, 2003, and each share held in treasury as of the record date. Information pertaining to shares, earnings per share and dividends per share has been restated in the accompanying financial statements.

Stock-based Compensation - Praxair accounts for incentive plans and stock options using the provisions of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees." Pro forma information required by Statement of Financial Accounting Standard (SFAS) 123, "Accounting for Stock-Based Compensation," as amended by SFAS 148, requires Praxair to disclose pro forma net income and pro forma earnings per share amounts as if compensation expense was recognized based on fair values for options granted after 1994. Pro forma net income and the related basic and diluted earnings per share amounts would be as follows:

(Dollar amounts in millions, except per share data)
Year Ended December 31,	2005	2004*	2003*

Net Income
As reported	$726	$697	$585
Less: total stock-based employee
compensation expense determined under fair value
based method for all awards, net of related tax effects	(26)	(28)	(28)
Pro forma net income	$700	$669	$557

Basic Earnings Per Share
As reported	$2.24	$2.14	$1.79
Pro forma	$2.16	$2.05	$1.71
Diluted Earnings Per Share
As reported	$2.20	$2.10	$1.77
Pro forma	$2.12	$2.02	$1.68

*Pro forma net income amounts have been decreased by $1 million in each of 2004 and 2003 ($0.00 and $0.01 per diluted share, respectively) from amounts previously reported, reflecting a change in expense recognition methodology related to full-retirement-eligible employees in accordance with the required provisions of SFAS 123R. SFAS 123R requires Praxair to recognize the compensation cost related to stock option awards granted to full-retirement-eligible employees over the period from the grant date to the date retirement eligibility is achieved (currently 1 year). Previously, Praxair recognized compensation cost over the nominal vesting period (generally 3 years). As a result, when Praxair adopts SFAS 123R effective January 1, 2006, compensation cost will be stated consistently with the prior periods' pro forma amounts.

The weighted-average fair value of options granted during 2005 was $10.16 ($10.67 in 2004 and $9.24 in 2003). These values, which were used as a basis for the pro forma disclosures, were estimated using the Black-Scholes Options-Pricing Model with the following weighted-average assumptions used for grants in 2005, 2004, and 2003:

Year Ended December 31,	2005	2004	2003

Dividend yield	1.6%	1.4%	1.3%
Volatility	22.7%	32.5%	36.5%
Risk-free interest rate	3.9%	3.0%	2.9%
Expected term years	5	5	6

These pro forma disclosures may not be representative of the effects for future years as options vest over several years and additional awards generally are made each year. Refer to the discussion below addressing the issuance of SFAS No. 123R.

Recently Issued Accounting Standards

In May 2004, the FASB issued FASB Staff Position (FSP) 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," which provides guidance on how to account for the impact of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 on post-retirement health care plans. See Note 18 where the company addresses the impact of the subsidy.

In December 2004, the FASB issued a revision to SFAS No. 123, "Accounting for Stock-Based Compensation," entitled SFAS No. 123 (revised 2004), (or "SFAS 123R"), "Share-Based Payment." This statement, among other things, requires companies to expense the value of employee stock options and similar awards and becomes effective for interim and annual periods beginning in the first annual period beginning after June 15, 2005, and applies to all outstanding and unvested share-based payment awards at the company's adoption date. Praxair will adopt the provisions of this statement for its interim period beginning January 1, 2006. This statement's provisions are expected to reduce diluted earnings per share by about $0.08 per year or $0.02 per quarter once adopted. See Note 17 for information related to incentive plans and stock options.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29." SFAS No. 153 specifies the criteria required to record a nonmonetary exchange using the carryover basis. The company adopted SFAS No. 153 as of July 1, 2005 and will apply the provisions of this statement prospectively to nonmonetary asset exchange transactions. The adoption of this statement did not have a material impact on the company's consolidated financial statements.

In March 2005, the FASB issued FASB Interpretation No. (FIN) 47, "Accounting for Conditional Asset Retirement Obligations," which provides guidance on when a company has sufficient information to reasonably estimate an asset-retirement obligation's fair value under the provisions of SFAS No. 143, "Accounting for Asset Retirement Obligations." See Note 2 for information related to the adoption of FIN 47.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 requires retrospective application for changes in accounting principle whenever practicable, rather than including the cumulative effect of an accounting change in net income in the period of change. SFAS No. 154 applies to voluntary changes in accounting principle and also changes required by new accounting pronouncements if specific transition provisions are not provided. This statement is effective for Praxair beginning January 1, 2006.

In September 2005, the Emerging Issues Task Force ("EITF") ratified EITF 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty." This issue addresses the circumstances under which two or more inventory purchase and sales transactions with the same counterparty should be viewed as a single exchange transaction and whether there are circumstances under which such nonmonetary exchanges should be accounted for at fair value.  The adoption of this interpretation is effective for new or modified agreements for fiscal periods beginning after March 15, 2006. Praxair is in the process of evaluating the impact of this issue on the company's consolidated financial statements.

Reclassifications - Certain prior years' amounts have been reclassified to conform to the current year's presentation.

NOTE 2. CHANGE IN ACCOUNTING PRINCIPLE

Praxair adopted FIN 47, "Accounting for Conditional Asset Retirement Obligations," effective December 31, 2005. This interpretation provides guidance on when a company has sufficient information to reasonably estimate an asset-retirement obligation's fair value as required under SFAS 143, "Accounting for Asset Retirement Obligations." Under FIN 47, uncertainty as to the timing and/or method of settlement of a conditional asset-retirement obligation should be factored into the measurement of the liability when sufficient information exists. At December 31, 2005, the company recognized transition amounts for existing asset-retirement obligation liabilities, associated capitalizable costs and accumulated depreciation to date. An after-tax transition charge of $6 million was recorded as the cumulative effect of a change in accounting principle for the year ended December 31, 2005.

NOTE 3. ACQUISITIONS

The results of operations of the following acquired businesses have been included in Praxair's consolidated statements of income since their respective dates of acquisition.

Constar LLC

On December 31, 2005, Praxair acquired the packaged gas business and facilities of Constar LLC for a purchase price of $31 million. The acquisition resulted in approximately $12 million of goodwill. The business includes 10 facilities in Georgia, Tennessee and South Carolina which fill and distribute high-pressure industrial, medical and specialty-gas cylinders and other gas containers. Constar also operates several retail stores for the sale of welding and related equipment, supplies and services. The acquisition facilitated Praxair's expansion into a new geography and strengthened the company's ability to serve customers throughout North America.

The allocations of the excess purchase price are based upon preliminary estimates and assumptions. Accordingly, the allocations are subject to revision when the company receives final information, including appraisals and other analyses.

German Acquisition

On December 2, 2004, Praxair acquired certain industrial gas assets and related businesses in Germany for a purchase price of €497 million plus acquisition and other costs of €7 million (or $667 million as of the date of acquisition). The acquisition resulted in approximately $258 million of goodwill. Intangible assets acquired of approximately $28 million consist of covenants not to compete, land rights and other intangible assets which are being amortized over a weighted-average life of 10 years. The purchase was funded largely by a €450 million, five-year revolving-credit arrangement which Praxair entered into with a syndicate of international banks in November 2004 (see Note 13). The assets and businesses acquired consist of industrial gas plants and pipeline assets in the Rhine/Ruhr and Saar areas, and bulk distribution and packaged gas businesses. The businesses serve large customers in the refining, chemical and steel industries along the pipeline systems, plus smaller customers in bulk, medical, specialty and packaged gases. The acquisition significantly strengthened Praxair's operations in the Germany/Benelux region.

Home Care Supply (HCS)

On June 15, 2004, Praxair acquired 100% of the outstanding common shares of Home Care Supply, Inc. (HCS) for a purchase price of $245 million. The acquisition resulted in approximately $172 million of goodwill. Intangible assets acquired of approximately $12 million consist of customer relationships and covenants not to compete which are being amortized over a weighted-average life of 3 years. Headquartered in Beaumont, Texas, HCS was a privately held home-respiratory and medical-equipment provider in the United States. The acquisition expanded Praxair's home-healthcare presence from the mid-Atlantic to Texas, provides an excellent platform for sustained growth and will further accelerate Praxair's hospital-to-home strategy.

Other acquisitions in 2005, 2004, and 2003 were not significant.

NOTE 4. SEGMENT INFORMATION

The company's operations are organized into five reportable segments, four of which have been determined on a geographic basis of segmentation: North America, Europe, South America and Asia. In addition, Praxair operates its worldwide surface technologies business through its wholly owned subsidiary, Praxair Surface Technologies, Inc., which represents the fifth reportable segment.

Praxair's operations consist of two major product lines: industrial gases and surface technologies. The industrial gases product line centers on the manufacturing and distribution of atmospheric gases (oxygen, nitrogen, argon, rare gases) and process gases (carbon dioxide, helium, hydrogen, electronic gases, specialty gases, acetylene). Many of these products are co-products of the same manufacturing process. Praxair manufactures and distributes nearly all of its products and manages its customer relationships on a regional basis. Praxair's industrial gases are distributed to various end markets within a regional segment through one of three basic distribution methods: on-site or tonnage; merchant liquid; and packaged or cylinder gases. The distribution methods are generally integrated in order to best meet the customer's needs and very few of its products can be economically transported outside of a region. Therefore, the distribution economics are specific to the various geographies in which the company operates and is consistent with how management assesses performance.

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

The table below presents information about reported segments for the years ended December 31, 2005, 2004 and 2003:

(Millions of dollars)	2005	2004	2003

Sales
North America	$4,680	$4,191	$3,627
Europe	1,105	847	699
South America	1,126	866	708
Asia	543	487	389
Surface technologies	475	447	400
Eliminations	(273)	(244)	(210)
	$7,656	$6,594	$5,613
Operating Profit
North America	$685	$623	$548
Europe	263	214	170
South America	202	152	114
Asia	95	80	64
Surface technologies	48	34	26
	$1,293	$1,103	$922
Total Assets (a)
North America	$5,500	$5,210	$4,638
Europe	1,706	1,866	1,145
South America	1,764	1,405	1,275
Asia	977	847	707
Surface technologies	544	550	540
	$10,491	$9,878	$8,305
Depreciation and Amortization
North America	$373	$344	$313
Europe	101	72	59
South America	91	70	60
Asia	63	55	50
Surface technologies	37	37	35
	$665	$578	$517
Capital Expenditures and Acquisitions
North America (Notes 3 and 5)	$517	$573	$763
Europe (Note 3)	107	756	115
South America	154	96	88
Asia	126	153	56
Surface technologies	17	19	34
	$921	$1,597	$1,056
Sales by Major Country
United States	$3,659	$3,367	$2,834
Brazil	941	700	557
Other - foreign	3,056	2,527	2,222
	$7,656	$6,594	$5,613
Long-lived Assets by Major Country
United States	$3,457	$3,454	$3,260
Brazil	1,010	813	765
Germany (Note 3)	602	746	68
Other - foreign	2,665	2,572	2,290
	$7,734	$7,585	$6,383

(a)	Includes equity investments as of December 31 as follows:

(Millions of dollars)	2005	2004	2003

North America	$54	$52	$53
Europe	126	132	110
Surface technologies	-	-	1
Asia	38	26	18
	$218	$210	$182

NOTE 5. LEASES

Operating leases, primarily involving manufacturing and distribution equipment and office space, represent non-cancelable commitments extending for more than one year which require future minimum payments totaling $334 million at December 31, 2005 as follows: 2006, $81 million; 2007, $60 million; 2008, $46 million; 2009, $34 million; 2010, $24 million and $89 million thereafter. The present value of these future lease payments under operating leases is approximately $269 million. Included in the future minimum payments are $8 million of lease commitments to Praxair's former parent company, principally for office space. Total lease and rental expenses under operating leases were $96 million in 2005, $88 million in 2004, and $93 million in 2003.

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

NOTE 6. SUPPLEMENTARY INCOME STATEMENT INFORMATION

(Millions of dollars)
Year Ended December 31,	2005	2004	2003

Selling, General and Administrative
Selling	$475	$424	$375
General and administrative	512	445	391
	$987	$869	$766
Depreciation and Amortization
Depreciation	$649	$565	$510
Amortization of other intangibles	16	13	7
	$665	$578	$517
Other Income (Expenses) - Net
Net income hedges (Note 14)	$(5)	$(2)	$(9)
Other currency	1	(1)	(4)
Partnership income	23	15	10
Severance expense	(10)	(10)	(12)
Resolution of prior divestiture matter	-	13	-
Customer obligation settlement	20	-	-
St. Louis distribution facility fire	(8)	-	-
U.S. Gulf Coast Hurricanes impact (a)	(16)	-	-
Other - net	5	5	10
	$10	$20	$(5)
Interest Expense
Interest incurred on debt	$179	$167	$165
Interest capitalized	(11)	(7)	(9)
Amortization of swap termination costs (Note 14)	(5)	(5)	(5)
	$163	$155	$151

(a) Amount represents a charge for fixed asset write-offs and insurance matters related to 2005 Hurricanes Katrina and Rita.

NOTE 7. INCOME TAXES

Pre-tax income applicable to U.S. and foreign operations is as follows:

(Millions of dollars)
Year Ended December 31,	2005	2004	2003

United States	$304	$281	$213
Foreign	826	667	558
Total income before income taxes	$1,130	$948	$771

The following is an analysis of the provision for income taxes:

(Millions of dollars)
Year Ended December 31,	2005	2004	2003

Current tax expense
U.S. Federal	$56	$41	$39
State and local	10	4	1
Foreign	110	98	101
	176	143	141
Deferred tax expense (benefit)
U.S. Federal	79	41	(9)
Foreign (a)	121	48	42
	200	89	33
Total income taxes	$376	$232	$174

(a) 2005 includes $67 million related to valuation allowance adjustments, primarily in Brazil.

An analysis of the difference between the provision for income taxes and the amount computed by applying the U.S. statutory income tax rate to pre-tax income follows:

(Dollar amounts in millions)
Year Ended December 31,	2005		2004		2003

U.S. statutory income tax rate	$395	35.0%	$332	35.0%	$270	35.0%
State and local taxes - net of federal benefit	4	0.4%	6	0.6%	1	0.1%
U.S. tax credits and deductions (a)	(8)	-0.7%	(13)	-1.3%	(23)	-3.0%
Foreign tax rate differentials (b)	(103)	-9.1%	(87)	-9.2%	(53)	-6.8%
Repatriation and other foreign tax adjustments (c)	92	8.1%	-	-	-	-
Tax audit settlements (d)	(1)	-0.1%	(3)	-0.3%	(10)	-1.3%
Other - net	(3)	-0.3%	(3)	-0.3%	(11)	-1.4%
Provision for income taxes	$376	33.3%	$232	24.5%	$174	22.6%

(a)	U.S. tax credits and deductions relate to research and experimentation tax credits, capital loss deductions and donations of certain intellectual property.
(b)
Foreign tax rate differentials include various tax incentives in Spain. The company also operates in various jurisdictions in Asia and South America that currently offer tax holidays. In 2005, a net $9-million income-tax benefit was recorded in Europe related principally to a tax legislation change.

(c)  Tax charge related to the repatriation of foreign earnings pursuant to the American Jobs Creation Act of 2004 ($67 million) and other foreign tax adjustments made to tax reserves and valuation allowances ($25 million).
(d)	The tax audit settlements represent non-recurring benefits resulting from the settlement of various tax matters in the U.S.

During 2005, Praxair recorded a $92-million income-tax charge, or $0.28 per diluted share, related to the repatriation of undistributed earnings and other tax adjustments:

w
Pursuant to the American Jobs Creation Act of 2004 (the Act), Praxair executed a plan to repatriate $1.1 billion of undistributed earnings from certain of its foreign subsidiaries, the maximum amount allowed under the Act. Prior to the Act, Praxair had planned to reinvest these funds indefinitely. The Act allows U.S. companies to repatriate foreign earnings in 2005 with a one-time temporary 85% exclusion for certain dividends received. The repatriation plan was completed in 2005 and is estimated to result in an income tax expense of $67 million.

w
As part of the repatriation planning effort, the company also analyzed its worldwide capital structure and tax-planning opportunities. As a result, the company identified available tax-planning opportunities in a Brazilian subsidiary which will be utilized to eliminate its future taxable income. Additionally, Praxair obtained Brazilian central bank approval to renew certain of its local debt, resulting in significant future tax deductions, and there were favorable developments on a prior-year tax matter. As a result of these events, management determined that it is unlikely that existing net operating loss carry forwards (NOLs) in Brazil, which can be used to eliminate only 30% of the taxable income in any given year, will be utilized and that certain related tax reserves are not required. Accordingly, Praxair recorded a 100% valuation allowance against deferred tax assets related to existing NOLs and eliminated other tax reserves on a related tax matter, resulting in a non-cash income tax charge of $44 million. In addition, favorable developments related to various income tax matters resulted in a non-cash benefit of $19 million. This benefit was primarily related to a tax matter in Spain reflecting a recent favorable ruling.

During 2004, the taxing authority in Mexico decreased its top marginal tax rate and during 2003, the taxing authority in Italy decreased its top marginal rate. The effects of the tax-rate changes were immaterial.

Net deferred tax liabilities included in the consolidated balance sheet are comprised of the following:

(Millions of dollars)
December 31,	2005	2004

Deferred Tax Liabilities
Fixed assets	$861	$832
State and local	12	12
Other	62	35
	$935	$879

Deferred Tax Assets
Carryforwards	$280	$327
Minimum pension liability	109	84
Benefit plans and related	85	127
U.S. alternative minimum tax credits	25	60
Research and development	44	58
Inventory	11	12
Other	125	91
	679	759
Less: Valuation allowances	(206)	(112)
	$473	$647
Net Deferred Tax Liabilities	$462	$232

Recorded as:
Current deferred tax assets (Note 9)	$112	$85
Long-term deferred tax liabilities (Note 9)	574	317
	$462	$232

Praxair evaluates deferred tax assets quarterly to ensure that estimated future taxable income will be sufficient in character (e.g. capital gain versus ordinary income treatment), amount and timing to result in their recovery. After considering the positive and negative evidence, a valuation allowance is established when management determines that it is more likely than not that a deferred tax asset will not be realized to reduce the assets to their realizable value. Considerable judgment is required in establishing deferred tax valuation allowances. At December 31, 2005, Praxair had $280 million of deferred tax assets relating to net operating losses (primarily foreign) and other tax credit carryforwards (primarily U.S.). Of this amount, $206 million related primarily to NOLs in a Brazilian subsidiary, for which Praxair increased its valuation allowance to 100% in 2005. The valuation allowance increase in 2005 is primarily related to Brazilian NOLs along with related currency movements. The remaining $74 million of carryforwards expire principally through 2018 and no valuation allowances are required. At December 31, 2005, Praxair also had U.S. alternative minimum tax credit carryforwards of $25 million that do not expire and for which no valuation allowance is required.

A provision has not been made for additional U.S. Federal or foreign taxes at December 31, 2005 on $1.3 billion of undistributed earnings of foreign subsidiaries because Praxair intends to reinvest these funds indefinitely to support foreign growth opportunities. It is not practicable to estimate the unrecognized deferred tax liability on these undistributed earnings. These earnings could become subject to additional tax if they are remitted as dividends, loaned to Praxair, or upon sale of the subsidiary's stock.

During 2005, the IRS completed its audit and issued its final assessment related to Praxair's U.S. Federal income tax returns for 2000 through 2002 tax years, resulting in an immaterial adjustment to its consolidated financial statements. The company is currently undergoing an IRS audit for its 2003 and 2004 tax years.

NOTE 8. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income for the period by the weighted average number of Praxair common shares outstanding. Diluted earnings per share is computed by dividing net income for the period by the weighted average number of Praxair common shares outstanding and dilutive common stock equivalents, as follows:

	2005	2004	2003

Numerator (Millions of Dollars)
Income before cumulative effect
of change in accounting principle	$732	$697	$585
Cumulative effect of change in accounting principle	(6)	-	-
Net income	$726	$697	$585

Denominator (Thousands of Shares)
Weighted average shares outstanding	322,658	324,706	325,198
Shares earned and issuable under
compensation plans	1,107	1,185	1,190

Weighted average shares used
in basic earnings per share	323,765	325,891	326,388
Effect of dilutive securities
Convertible debt	146	205	269
Employee stock options	5,774	5,307	4,334

Weighted average shares
used in diluted earnings per share	329,685	331,403	330,991

Basic Earnings Per Common Share
Income before cumulative effect
of change in accounting principle	$2.26	$2.14	$1.79
Net income	$2.24	$2.14	$1.79

Diluted Earnings Per Common Share
Income before cumulative effect
of change in accounting principle	$2.22	$2.10	$1.77
Net income	$2.20	$2.10	$1.77

Stock options for 74,200 and 40,000 shares were not included in the computation of diluted earnings per share for the years ended December 31, 2005, and 2004, respectively, because the exercise prices were greater than the average market price of the common stock. In 2003, no stock options were excluded from the computation.

NOTE 9. SUPPLEMENTARY BALANCE SHEET INFORMATION

(Millions of dollars)
December 31,	2005	2004

Accounts Receivable
Trade	$1,363	$1,229
Other	101	65
	1,464	1,294
Less: allowance for doubtful accounts (a)	(78)	(63)
	$1,386	$1,231
Inventories (b)
Raw materials and supplies	$90	$87
Work in process	67	37
Finished goods	216	204
	$373	$328
Prepaid and Other Current Assets
Deferred income taxes (Note 7)	$112	$85
Prepaid	53	34
Other	36	41
	$201	$160
Other Long-term Assets
Pension assets (Note 18)	$81	$72
Insurance contracts (c)	72	70
Long-term receivables	90	47
Deposits	48	33
Investments carried at cost	13	13
Deferred charges	11	12
Other	91	92
	$406	$339
Other Current Liabilities
Accrued expenses	$202	$200
Payrolls	104	101
Pension and postretirement costs (Note 18)	127	114
Interest payable	33	31
Employee benefit accrual	28	26
Severance	12	12
Insurance reserves	10	9
Other	126	102
	$642	$595
Other Long-term Liabilities
Pension and postretirement costs (Note 18)	$421	$467
Insurance reserves	32	34
Other	380	448
	$833	$949
Deferred Credits
Deferred income taxes (Note 7)	$574	$317
Other	53	28
	$627	$345

(Millions of dollars)
December 31,	2005	2004

Accumulated Other Comprehensive Income (Loss)
Cumulative translation adjustment
North America	$(112)	$(142)
South America (d)	(852)	(955)
Europe	(52)	91
Asia	(40)	(41)
Surface technologies	6	25
	(1,050)	(1,022)
Derivatives - net of taxes	(1)	(1)
Minimum pension liability (net of $109 million and $84
million taxes in 2005 and 2004, respectively)	(206)	(157)
	$(1,257)	$(1,180)

(a)
Provisions to the allowance for doubtful accounts were $36 million, $24 million, and $26 million in 2005, 2004, and 2003, respectively. The remaining allowance activity in each period related primarily to write-offs of uncollectible amounts, net of recoveries.

(b)
Approximately 16% and 19% of total inventories were valued using the LIFO method at December 31, 2005 and 2004, respectively. If inventories had been valued at current costs, they would have been approximately $21 million and $24 million higher than reported at December 31, 2005 and 2004, respectively.

(c)	Consists primarily of insurance contracts and other investments to be utilized for non-qualified pension and OPEB obligations (see Note 18).

(d)	Consists primarily of currency translation adjustments in Brazil and Argentina.

NOTE 10. PROPERTY, PLANT AND EQUIPMENT - NET

Significant classes of property, plant and equipment are as follows:

(Millions of dollars)
December 31,	2005	2004

Machinery and equipment	$11,133	$10,674
Buildings	734	718
Construction in progress and other	550	403
Land and land improvements	244	239
	12,661	12,034
Less: accumulated depreciation	(6,553)	(6,088)
	$6,108	$5,946

Machinery and equipment includes production plants, tanks, cylinders, transportation equipment and other assets that have useful lives of 3 years to 30 years. Buildings have useful lives of 25 years to 40 years and land improvements have useful lives of up to 20 years.

NOTE 11. GOODWILL

Changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2004 were as follows:
	North	South			Surface
(Millions of dollars)	America	America	Europe	Asia	technologies	Total

Balance, December 31, 2003	$784	$124	$66	$26	$75	$1,075
Acquisitions	180	-	255	1	-	436
Purchase adjustments	(1)	-	(1)	-	-	(2)
Foreign currency translation	11	14	11	1	5	42
Balance, December 31, 2004	974	138	331	28	80	1,551
Acquisitions	18	1	2	-	-	21
Purchase adjustments (a)	(7)	-	4	-	-	(3)
Foreign currency translation	6	22	(44)	(1)	(6)	(23)
Other	-	-	-	(1)	-	(1)
Balance, December 31, 2005	$991	$161	$293	$26	$74	$1,545

(a)
Purchase adjustments in North America pertain primarily to the resolution of prior-year tax matters. Purchase adjustments in Europe relate to the December 2004 German acquisition. The adjustments to goodwill had no impact on the income statement.

The annual impairment tests required by SFAS No. 142, "Goodwill and Other Intangible Assets," for 2003, 2004 and 2005 were performed during the second quarter of each year and no impairments were indicated.

NOTE 12. OTHER INTANGIBLE ASSETS

The following is a summary of Praxair's other intangible assets at December 31, 2005 and 2004:

	Customer & License/Use	Non-compete	Patents &
For the year ended December 31, 2004	Agreements	Agreements	Other	Total
Cost:
Balance, December 31, 2003	$41	$31	$17	$89
Additions	28	14	1	43
Foreign currency translation	1	-	-	1
Other	-	(9)	(1)	(10)
Balance, December 31, 2004	70	36	17	123
Less: accumulated amortization:
Balance, December 31, 2003	(10)	(20)	(3)	(33)
Amortization expense	(8)	(4)	(1)	(13)
Foreign currency translation	-	-	-	-
Other	-	11	-	11
Balance, December 31, 2004	(18)	(13)	(4)	(35)
Net balance at December 31, 2004	$52	$23	$13	$88

	Customer & License/Use	Non-compete	Patents &
For the year ended December 31, 2005	Agreements	Agreements	Other	Total
Cost:
Balance, December 31, 2004	$70	$36	$17	$123
Additions	7	5	-	12
Foreign currency translation	(3)	(1)	-	(4)
Other	(3)	(2)	-	(5)
Balance, December 31, 2005	71	38	17	126
Less: accumulated amortization:
Balance, December 31, 2004	(18)	(13)	(4)	(35)
Amortization expense	(8)	(7)	(1)	(16)
Foreign currency translation	1	-	-	1
Other	3	2	-	5
Balance, December 31, 2005	(22)	(18)	(5)	(45)
Net balance at December 31, 2005	$49	$20	$12	$81

There are no expected residual values related to these intangible assets. Amortization expense for the years ended December 31, 2005, 2004, and 2003 was $16 million, $13 million, and $7 million, respectively. The remaining weighted-average amortization period for intangible assets is approximately 12 years. Total estimated annual amortization expense is as follows: 2006, $15 million; 2007, $13 million; 2008, $8 million; 2009, $7 million; 2010, $5 million and $33 million thereafter.

NOTE 13. DEBT

The following is a summary of Praxair's outstanding debt at December 31, 2005 and 2004:

(Millions of dollars)	2005	2004

Short-term
Commercial paper and U.S. bank borrowings	$-	$296
Canadian borrowings	91	83
South American borrowings	32	39
Asian borrowings	95	29
Other international borrowings	13	7
Total short-term debt	231	454

Long-term
U.S. Borrowings
6.85% Notes due 2005	-	150
6.90% Notes due 2006	250	250
4.75% Notes due 2007 (a)	250	249
6.625% Notes due 2007	250	250
6.50% Notes due 2008	250	250
2.75% Notes due 2008 (a)	299	299
6.375% Notes due 2012 (a, b)	529	534
3.95% Notes due 2013 (a)	349	349
Other borrowings	9	23

European borrowings (c)	786	613
Canadian borrowings (c)	140	-
South American borrowings	54	48
Asian borrowings	34	39
Other international borrowings	4	5
Obligations under capital lease	12	12
	3,216	3,071
Less: current portion of long-term debt	(290)	(195)
Total long-term debt	2,926	2,876
Total debt	$3,447	$3,525

(a)	Amounts are net of unamortized discounts.
(b)	December 31, 2005 and 2004 include a $30 million and $35 million fair value increase, respectively, related to SFAS 133 hedge accounting (see Note 14).
(c)	Classified as long-term because of the company's intent to refinance this debt on a long-term basis and the availability of such financing under the terms of the respective agreements.

In November 2005, the company entered into a five-year, $400-million revolving credit facility and a five-year, $200-million revolving credit facility with a syndicate of international banks. At December 31, 2005, $253 million and $140 million were outstanding against the $400-million facility and $200-million facility at a weighted-average interest rate of 2.63% and 3.76%, respectively. The company has the ability to draw against each facility in one of four currencies in amounts not to exceed the then U.S. dollar equivalent of $400 million and $200 million, respectively. The proceeds under each facility were used to finance the repatriation of undistributed earnings pursuant to the American Jobs Creation Act of 2004. The funds that were repatriated from foreign affiliates were temporarily used in the United States primarily to repay short-term borrowings and commercial paper.

During 2005, Praxair repaid $150 million of 6.85% notes that were due on June 15, 2005. The repayment was funded through the issuance of commercial paper.

In November 2004, the company entered into a €450-million, five-year borrowing facility with a syndicate of international banks. As of December 31, 2005, the amount outstanding against this facility was €450 million, or $533 million (€450 million, or $613 million at December 31, 2004). The proceeds were used to acquire the German assets referenced in Note 3. The weighted-average interest rate on this facility at December 31, 2005 was 2.7% (2.5% at December 31, 2004).

During November 2005, Praxair exercised its right to extend the maturity of its $1-billion senior unsecured credit facility with a syndicate of banks by one year, from 2009 to 2010, in accordance with the terms of the original agreement. The $1-billion senior unsecured credit facility entered into by Praxair in December 2004 replaced the previously existing $1-billion credit agreement. No borrowings were outstanding under the credit agreement at December 31, 2005 or 2004. Associated fees were not significant in each of the past three years.

At December 31, 2004, the weighted-average interest rate on commercial paper and U.S. bank borrowings was 1.5%. No amounts were outstanding at December 31, 2005.

Praxair's major bank credit and long-term debt agreements contain various covenants which may, among other things, restrict the ability of Praxair to merge with another entity, incur or guarantee debt, sell or transfer certain assets, create liens against assets, enter into sale and leaseback agreements, or pay dividends and make other distributions beyond certain limits. These agreements also require Praxair to meet a leverage ratio as defined in the agreements.

Scheduled maturities on long-term debt are as follows: 2006, $290 million; 2007, $541 million; 2008, $564 million; 2009, $542 million; 2010, $400 million and $879 million thereafter. Borrowings of $533 million under the €450 million credit facility are included in 2009 and borrowings of $253 million and $140 million of the $400 million and $200 million credit facilities, respectively, are included in

 2010 due to the company's intent to refinance the debt on a long-term basis and the availability of such financing under the terms of the respective facilities. At December 31, 2005, $125 million of Praxair's assets (principally international fixed assets) were pledged as collateral for long-term debt, including the current portion of long-term debt.

At December 31, 2005, the estimated fair value of Praxair's long-term debt portfolio was $3,176 million versus a carrying value of $3,216 million. At December 31, 2004, the estimated fair value of Praxair's long-term debt portfolio was $3,176 million versus a carrying value of $3,071 million. These differences are attributable to interest-rate changes subsequent to when the debt was issued.

NOTE 14. FINANCIAL INSTRUMENTS

The following table is a summary of the notional amount of currency derivatives outstanding at December 31, 2005 and 2004 (all maturities within one year):

(Millions of dollars)	2005	2004

Currency contracts
Balance sheet items	$749	$679
Anticipated net income	12	-
Forecasted transactions	7	-
	$768	$679

At December 31, 2005, the fair value of all derivative contracts has been recorded in the consolidated balance sheet as $6 million in current liabilities ($11 million in current assets at December 31, 2004). There were no interest-rate derivatives outstanding at December 31, 2005 or 2004.

Currency Contracts

Praxair enters into currency exchange forward contracts to manage its exposure to fluctuations in foreign-currency exchange rates. Hedges of balance-sheet items are related to recorded balance-sheet exposures, including intercompany transactions. Hedges of forecasted transactions are for the purchase of equipment related to in-progress construction projects and have been designated as hedges for accounting purposes. The impact of the hedges of forecasted transactions will not be significant. Additionally, at December 31, 2005, there was $104 million of notional value of currency-exchange contracts that effectively offset ($14 million at December 31, 2004).

The net-income hedges outstanding at December 31, 2005 were related to anticipated net income in South America which settled on January 2, 2006. There were no net-income hedges outstanding at December 31, 2004. The amounts recorded in Other income (expenses) - net as a result of net-income hedging contracts included a loss of $5 million, $2 million and $9 million in 2005, 2004 and 2003, respectively (see Note 6).

Counterparties to currency-exchange forward contracts are primarily major banking institutions with credit ratings of investment grade or better and no collateral is required. There are no significant risk concentrations. Management believes the risk of incurring losses on derivative contracts related to credit risk is remote and any losses would be immaterial.

Interest Rate Swaps

There were no interest rate swap agreements outstanding at December 31, 2005 and 2004, respectively.

During 2002, Praxair entered into and terminated $500 million notional amount of interest-rate swap agreements that effectively converted fixed-rate interest to variable-rate interest on the $500 million 6.375% notes that mature in April 2012. The termination resulted in a cash gain of $47 million, which Praxair recognized in earnings and was equally offset with a charge to earnings for the changes in the fair value of the underlying debt instrument. This debt increase of $47 million is being recognized in earnings as a reduction to interest expense over the remaining term of the underlying debt, or about ten years. For the year ended December 31, 2005, $5 million was recognized in earnings as a reduction to interest expense ($5 million during each of the years ended December 31, 2004 and 2003) and $30 million remains unrecognized at December 31, 2005 ($35 million at December 31, 2004) (see Note 13).

NOTE 15. SHAREHOLDERS' EQUITY

At December 31, 2005, there were 800,000,000 shares of common stock authorized (par value $0.01 per share) of which 363,712,929 shares were issued and 322,338,799 were outstanding.

In 2004, the board of directors of Praxair declared a dividend of one purchase right (a Right) for each share of Praxair's common stock held of record at the close of business on April 30, 2004; and that dividend was paid on May 3, 2004. On May 3, 2004, all prior Rights then outstanding expired. In addition, one Right is deemed to be delivered with and attached to each share of Praxair's common stock issued after April 30, 2004 and before the redemption or expiration of the Rights. Each Right entitles its registered holder, when exercised under certain circumstances, to purchase for $150.00 (subject to adjustment and referred to as the "Exercise Price") certain securities or assets of Praxair or a surviving entity. The Rights will expire on May 2, 2009, unless exchanged or redeemed prior to that date or unless extended by action of Praxair's stockholders prior to that date. The redemption price is $0.001 per Right.

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

Praxair's board of directors may redeem the Rights by a majority vote at any time prior to the 10th day following public announcement that a person or group has acquired 20 percent of Praxair's common stock. In addition, under circumstances of a "qualifying offer" as defined in the agreement by which the Rights were issued (the Stockholder Protection Rights Agreement as approved by Praxair's shareholders at the April 27, 2004 Annual Meeting of Shareholders) the Rights may be redeemed upon the vote, at a special meeting, in favor of such redemption by shareholders representing a majority of the shares then outstanding.

NOTE 16. PREFERRED STOCK

At December 31, 2005 and 2004, there were 25,000,000 shares of preferred stock (par value $0.01 per share) authorized, of which no shares were issued and outstanding. Praxair's board of directors may from time to time authorize the issuance of one or more series of preferred stock and, in connection with the creation of such series, determine the characteristics of each such series including, without limitation, the preference and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of the series.

NOTE 17. INCENTIVE PLANS AND STOCK OPTIONS

In February 2005, the board of directors of the company adopted the 2005 Equity Compensation Plan for Non-Employee Directors of Praxair, Inc. (the 2005 Plan) subject to and effective upon shareholder approval. The shareholders approved the 2005 Plan at Praxair's annual meeting in April 2005. The 2005 Plan replaced the 1995 Stock Option Plan for Non-Employee Directors which was terminated concurrently with the shareholders' approval of the 2005 Plan. Under the 2005 Plan, the aggregate number of shares available for option and other equity grants is limited to a total of 500,000 shares. As of December 31, 2005, 493,800 shares remained available for equity grants under the 2005 Plan. All non-employee directors of the company are eligible for grants under the 2005 Plan.

In February 2001, the board of directors of the company adopted the 2002 Praxair, Inc. Long-Term Incentive Plan (the 2002 Plan), which became effective on January 1, 2002. The shareholders approved the 2002 Plan at Praxair's annual meeting in April 2001. Under the 2002 Plan, the initial aggregate number of shares available for option and other equity grants was limited to a total of 15,800,000 shares. In April 2004, the shareholders approved an increase to the aggregate number of shares available for option and other equity grants under the 2002 plan to 31,600,000 shares. As of December 31, 2005, 17,546,449 shares remained available for equity grants under this plan. The 2002 Plan provides for the granting of nonqualified and incentive stock options, stock grants and performance awards and further provides that the aggregate number of shares granted as restricted stock or pursuant to performance awards may not exceed 20% of the total shares available under the Plan. The 2002 Plan also provides calendar year per-participant limits on grants of options, restricted stock and performance awards. Both officer and non-officer employees are eligible for awards under the 2002 Plan.

Exercise prices for options granted under the 2002 and 2005 Plans may not be less than the closing market price of the company's common stock on the date of grant and granted options may not be repriced or exchanged without shareholder approval. Options granted under the 2002 and 2005 Plans become exercisable after a minimum of one year after the date of grant and have a maximum duration of ten years.

As of April 2005, the 1995 Stock Option Plan for Non-Employee Directors (the 1995 Plan) was terminated, as of March 2001, the 1996 Praxair, Inc. Performance Incentive Plan (the 1996 Plan) was terminated and at December 31, 2001, the 1992 Praxair Long-Term Incentive Plan (the 1992 Plan) expired. The 1995 Plan provided for an annual grant of non-qualified stock options to each non-employee director. The 1996 Plan and the 1992 Plan provided for granting nonqualified or incentive stock options, stock grants, performance awards, and other stock-related incentives for key employees. The exercise price for all incentive stock options granted under the terminated plans was equal to the closing price of Praxair's common stock on the date of the grant. Options that were granted under these plans became exercisable only after one or more years after the date of grant and the option term was no more than ten years.

The following table summarizes the changes in outstanding shares under option and performance share equivalents for 2005, 2004, and 2003 (options are expressed in thousands):

		Weighted Average
Activity	Options	Exercise Price

Outstanding at December 31, 2002	25,790	$22.18
Granted	3,967	$26.46
Exercised	(7,052)	$20.16
Cancelled or expired	(251)	$26.08
Outstanding at December 31, 2003	22,454	$23.52

Granted	3,945	$36.67
Exercised	(4,757)	$21.75
Cancelled or expired	(109)	$26.18
Outstanding at December 31, 2004	21,533	$26.29

Granted	3,998	$44.32
Exercised	(3,775)	$23.55
Cancelled or expired	(112)	$37.96
Outstanding at December 31, 2005	21,644	$30.04

Exercisable at
December 31, 2003	13,985	$22.10
December 31, 2004	14,205	$23.29
December 31, 2005	13,825	$25.05

The following table summarizes information about options outstanding and exercisable at December 31, 2005 (options are expressed in thousands; averages are calculated on a weighted basis; life in years):

	Outstanding			Exercisable
	Average	Number	Average	Number	Average
Range of	Remaining	of	Exercise	of	Exercise
Exercise Prices	Life	Options	Price	Options	Price
$16.66 - $22.01	4.3	5,117	$20.71	5,117	$20.71
$22.06 - $26.43	5.7	5,260	$25.17	4,014	$24.78
$26.54 - $36.58	7.0	7,218	$32.28	4,694	$30.01
$37.01 - $49.54	9.1	4,049	$44.18	-	-
$16.66 - $49.54	6.4	21,644	$30.04	13,825	$25.05

NOTE 18. RETIREMENT PROGRAMS

Pensions - Praxair has two main U.S. retirement programs which are non-contributory defined benefit plans: the Praxair Pension Plan and the CBI Pension Plan. The latter program benefits primarily former employees of CBI Industries, Inc. which Praxair acquired in 1996. Effective July 1, 2002, the Praxair Pension Plan was amended to give participating employees a one-time choice to remain covered by the old formula or to elect coverage under a new formula. The old formula is based predominantly on years of service, age and compensation levels prior to retirement, while the new formula provides for an annual contribution to an individual account which grows with interest each year at a predetermined rate. Also, this new formula applies to all new employees hired into businesses adopting this plan. U.S. pension plan assets are comprised of a diversified mix of investments, including domestic and international corporate equities, government securities and corporate debt securities. In addition, Praxair has several plans that provide supplementary retirement benefits primarily to higher level employees that are unfunded and are nonqualified for federal tax purposes. Pension coverage for employees of certain of Praxair's international subsidiaries generally is provided by those companies through separate plans. Obligations under such plans are primarily provided for through diversified investment portfolios, with some smaller plans provided for under insurance policies or by book reserves.

Praxair's U.S. packaged gases business has a defined contribution plan. Company contributions to this plan are calculated as a percentage of salary based on age plus service. Praxair's U.S. healthcare business sponsors a defined contribution plan which provides for a matching contribution as well as a company contribution that is not dependent on employee contributions. In both plans, U.S. employees may supplement the company contributions up to the maximum allowable by IRS regulations. Certain international subsidiaries of the company also sponsor defined contribution plans where contributions are determined under various formulas. The cost for these defined contribution plans was $11 million in 2005, $9 million in 2004, and $8 million in 2003 (not included in the tables that follow).

U.S. employees other than those in the packaged gases and healthcare businesses are eligible to participate in a defined contribution savings plan. Employees may contribute up to 40% of their compensation, subject to the maximum allowable by IRS regulations. Company contributions to this plan are calculated on a graduated scale based on employee contributions to the plan. The cost for this plan was $13 million in 2005 and $12 million both in 2004 and 2003 (the cost is not included in the tables that follow).

Postretirement Benefits Other Than Pensions (OPEB) - Praxair provides health care and life insurance benefits to certain eligible retired employees. These benefits are provided through various insurance companies and healthcare providers. Praxair is also obligated to make payments for a portion of postretirement benefits related to retirees of Praxair's former parent. Additionally, as part of the CBI acquisition in 1996, Praxair assumed responsibility for healthcare and life insurance benefit obligations for CBI's retired employees. All postretirement healthcare programs have cost caps that limit the company's exposure to future cost increases. In addition, as part of the election made for July 1, 2002, all current employees were given the choice of maintaining coverage in retirement under the current plan, or to move to a plan whereby coverage would be provided, but with no Praxair subsidy whatsoever. Also, all new employees hired into a business adopting these plans will not receive a company subsidy. Praxair does not currently fund its postretirement benefits obligations. Praxair retiree plans may be changed or terminated by Praxair at any time for any reason with no liability to current or future retirees.

Praxair uses a measurement date of December 31 for the majority of its pension and other post-retirement benefit plans.

Pension and Postretirement Benefit Costs

The components of net pension and OPEB costs for 2005, 2004 and 2003 are shown below:

(Millions of dollars)	Pensions			OPEB
Year Ended December 31,	2005	2004	2003	2005	2004	2003
Net Benefit Cost
Service cost	$35	$33	$30	$6	$6	$6
Interest cost	91	85	79	16	16	18
Expected return on assets	(102)	(91)	(82)	-	-	-
Net amortization and deferral	20	10	(1)	(1)	(3)	(5)
Net periodic benefit cost	$44	$37	$26	$21	$19	$19

The changes in projected benefit obligation (PBO) and plan assets and the funded status reconciliation as of December 31, 2005 and 2004 for Praxair's significant pension and OPEB programs are shown below:

	Pensions
(Millions of dollars)	2005		2004		OPEB
Year Ended December 31,	U.S.	INTL	U.S.	INTL	2005	2004

Change in Benefit Obligation (PBO)
Benefit obligation, January 1	$1,118	$387	$994	$318	$276	$265
Service cost	24	11	23	11	6	6
Interest cost	66	25	63	22	16	16
Participant contributions	-	-	-	1	7	8
Actuarial loss (gain) (a)	91	21	83	23	(11)	7
Benefits paid	(57)	(21)	(45)	(17)	(31)	(29)
Curtailment / settlement (gain)	-	(1)	-	(1)	-	-
Acquisition	-	4	-	-	-	-
Currency translation	-	(9)	-	30	2	3
Benefit obligation, December 31	$1,242	$417	$1,118	$387	$265	$276

Change in Plan Assets
Fair value of plan assets, January 1	$781	$366	$644	$319	$-	$-
Actual return on plan assets	62	44	66	24	-	-
Company contributions	129	11	110	9	-	-
Benefits paid (funded plans only)	(43)	(21)	(39)	(17)	-	-
Currency translation	-	1	-	31	-	-
Fair value of plan assets, December 31	$929	$401	$781	$366	$-	$-

Funded Status Reconciliation
Funded status, December 31	$(313)	$(16)	$(337)	$(21)	$(265)	$(276)
Unrecognized (gains) losses-net	374	41	293	40	25	35
Unrecognized prior service cost	(4)	3	(5)	3	2	-
Unrecognized transition amount	-	1	-	1	-	-
Net amount recognized, December 31	$57	$29	$(49)	$23	$(238)	$(241)

Amounts in the Balance Sheet
Prepaid benefit cost	$-	$81	$-	$72	$-	$-
Accrued benefit liability	(238)	(72)	(272)	(68)	(238)	(241)
Intangible assets	-	-	-	1	-	-
Accumulated other comprehensive income (loss)	295	20	223	18	-	-
Net amount recognized, December 31	$57	$29	$(49)	$23	$(238)	$(241)

Pension Plans with an Accumulated Benefit
Obligation in Excess of Plan Assets
Projected benefit obligation	$1,242	$269	$1,118	$246	N/A	N/A
Accumulated benefit obligation (ABO)	$1,167	$229	$1,053	$210	N/A	N/A
Fair value of plan assets	$929	$157	$781	$142	N/A	N/A

Other Information
Increase/(decrease) in minimum liability
included in other comprehensive income	$72	$2	$76	$13	$-	$-
Accumulated benefit obligation (ABO)	$1,167	$376	$1,053	$352	N/A	N/A

(a) The 2005 U.S. amount was due primarily to an update to the mortality assumption and a decrease in the discount rate assumption.

	Pensions
	U.S.		INTL		OPEB
	2005	2004	2005	2004	2005	2004
Weighted average assumptions used
to determine benefit obligations at December 31,
Discount rate	5.62%	5.85%	5.45%	5.50%	5.62%	5.85%
Rate of increase in compensation levels	3.25%	3.00%	3.00%	3.00%	N/A	N/A

Weighted average assumptions used to determine net
periodic benefit cost for years ended December 31,
Discount rate	5.85%	6.25%	5.35%	6.00%	5.85%	6.25%
Rate of increase in compensation levels	3.00%	3.25%	3.00%	3.25%	N/A	N/A
Expected long-term rate of return on plan assets (a)	8.50%	8.50%	7.75%	7.75%	N/A	N/A

(a)
For 2006, the expected long-term rate of return on plan assets will be 8.25% for the U.S. plans. Expected weighted average returns for international plans will vary. These rates are determined annually by management based on a weighted average of current and historical market trends, historical and expected portfolio performance and the current and expected portfolio mix of investments.

	OPEB
Assumed healthcare cost trend rates at December 31,	2006	2005
Healthcare cost trend assumed	10.00%	9.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2010	2008

These healthcare-cost trend rate assumptions have an impact on the amounts reported. However, cost caps limit the impact on the net OPEB benefit cost in the U.S. To illustrate the effect, a one-percentage point change in assumed healthcare cost trend rates would have the following effects:

	One-Percentage Point
(Millions of dollars)	Increase	Decrease

Effect on the total of service and interest
cost components of net OPEB benefit cost	$1	$(1)
Effect on OPEB benefit obligation	$10	$(10)

Medicare Modernization Act of 2003

The Medicare Modernization Act of 2003 established a prescription drug benefit under Medicare, known as "Medicare Part D," and a federal subsidy to sponsors of retiree health care benefit plans that provide prescription drug benefits that are at least actuarially equivalent to those available under Medicare Part D. In late January 2005, the Center for Medicare and Medicaid Services (CMS) released the regulations for implementing the act. Based on these regulations and subsequent guidance provided by CMS, the company believes the prescription drug benefits provided to participants will be at least actuarially equivalent to those available under Medicare Part D and, accordingly, the company will be entitled to a subsidy. Accordingly, the plan obligations have been remeasured, incorporating the effects of the subsidy retroactively to January 1, 2005, resulting in a reduction of $2 million to its OPEB costs for the year ended December 31, 2005 and a reduction of $22 million to its OPEB obligation at December 31, 2005.

Pension Plan Assets

Praxair's U.S. and international pension plans' weighted-average asset allocations at December 31, 2005 and 2004, and the target allocation for 2006, by asset category are as follows:

	U.S.			INTL
Asset Category	Target	2005	2004	Target	2005	2004
Equity securities (a)	60%-80%	70%	66%	43%	47%	44%
Debt securities	20%-40%	30%	33%	55%	51%	54%
Real estate	0%	0%	0%	1%	1%	1%
Other (b)	0%	0%	1%	1%	1%	1%

(a)	Equity securities do not include any Praxair common stock.
(b)	Primarily consists of cash equivalents and short-term investments.

The investments of the U.S. pension plan are managed to meet the future expected benefit liabilities of the plan over the long term by investing in diversified portfolios consistent with prudent diversification and historical and expected capital market returns. When Praxair became an independent, publicly traded company in 1992, its former parent retained all liabilities for its term-vested and retired employees. Praxair's plan received assets and retained pension liabilities for its own active employee base. Therefore, the liabilities under the Praxair U.S. pension plan mature at a later date compared to pension funds of other similar companies. Investment strategies are reviewed by the board of directors and investment performance is tracked against appropriate benchmarks.

The international pension plans are managed individually based on diversified investment portfolios, with different target asset allocations that vary for each plan.

Contributions

Pension contributions were $140 million in 2005 and $119 million in 2004. Estimates of 2006 contributions are $100 million, of which $12 million is required. During January 2006, contributions of $84 million were paid to Praxair's U.S. Pension Plans.

Estimated Future Benefit Payments

The following table presents estimated future benefit payments, net of participant contributions:

(Millions of dollars)	Pensions		OPEB
Year Ended December 31,	U.S.	INTL	Total Payments	Medicare Subsidy	Net Payments

2006	$59	$22	$22	$(3)	$19
2007	$60	$18	$23	$(2)	$21
2008	$63	$16	$22	$(2)	$20
2009	$67	$18	$22	$(2)	$20
2010	$70	$17	$22	$(2)	$20
2011 - 2015	$413	$101	$97	$(14)	$83

NOTE 19. COMMITMENTS AND CONTINGENCIES

The company accrues liabilities for contingencies when management believes that a loss is probable and the amounts can be reasonably estimated. In the event any losses are sustained in excess of these accruals, they will be charged to income at that time. Commitments represent obligations such as those for future purchases of goods or services that are not yet recorded on the company's balance sheet as liabilities. The company records liabilities for commitments when incurred (e.g. when the goods or services are received).

Praxair is subject to various lawsuits and government investigations from time to time. These actions are based upon alleged environmental, tax, antitrust and personal injury claims, among others. While Praxair may incur a loss in connection with some of these actions, management does not anticipate that they will have a material adverse effect on the company's consolidated financial position, results of operations or cash flows in any given year.

Among such matters are claims brought by welders alleging that exposure to manganese contained in welding fumes caused neurological injury. Praxair has never manufactured welding consumables. Such products were manufactured prior to 1985 by a predecessor company of Praxair. As of December 31, 2005, Praxair was a co-defendant with many other companies in 1,869 lawsuits alleging personal injury caused by manganese contained in welding fumes. There were a total of 8,635 individual claimants in these cases. The cases were pending in state or federal courts in Alabama, Arkansas, California, Georgia, Illinois, Kentucky, Louisiana, Mississippi, Missouri, New Jersey, Ohio, Tennessee, Texas, Utah and West Virginia. The federal cases are being transferred to the U.S. District Court for the Northern District of Ohio for coordinated pretrial proceedings. The plaintiffs seek unspecified compensatory and, in most instances, punitive damages. Eight of the cases are proposed class actions seeking medical monitoring on behalf of welders. None of the class actions have been certified. In the past, Praxair has either been dismissed from the cases with no payment or has settled a few cases for nominal amounts.

Praxair has strong defenses in these cases and intends to defend itself vigorously.

The following table sets forth Praxair's material commitments and contractual obligations as of December 31, 2005 excluding debt, leases, OPEB and long-term pension obligations which are summarized elsewhere in the financial statements (see Notes 5, 13, and 18):

(Millions of dollars)	Unconditional
Expiring through	Purchase	Construction	Guarantees
December 31,	Obligations	Commitments	and Other

2006	$160	$456	$67
2007	111	118	-
2008	97	22	2
2009	75	-	-
2010	53	-	-
Thereafter	318	-	5
	$814	$596	$74

Unconditional purchase obligations of $814 million represent contractual commitments under various long- and short-term, take-or-pay arrangements with suppliers and are not included on Praxair's balance sheet. These obligations are primarily minimum purchase commitments for helium, electricity, natural gas and feedstock used to produce atmospheric gases, carbon dioxide and hydrogen. During 2005, payments under these contracts totaled $562 million, including $237 million for electricity and $218 million for natural gas. A significant portion of these risks is passed on to customers through similar take-or-pay contractual arrangements. Purchase obligations which are not passed along to customers do not represent a significant risk to Praxair. In addition, Praxair enters into contracts to purchase products and services that do not have minimum purchase provisions.

Construction commitments of $596 million represent outstanding commitments to customers or suppliers to complete authorized construction projects as of December 31, 2005. A significant portion of Praxair's capital spending is related to the construction of new production facilities to satisfy customer commitments which may take a year or more to complete.

Guarantees and other of $74 million include $12 million related to required minimum pension contributions and $62 million related to Praxair's contingent obligations under guarantees of certain debt of unconsolidated affiliates. Unconsolidated equity investees had total debt of approximately $215 million at December 31, 2005, which was non-recourse to Praxair with the exception of the guaranteed portions described above. Praxair has no financing arrangements with closely-held related parties.

At December 31, 2005, Praxair had undrawn outstanding letters of credit, bank guarantees and surety bonds valued at $419 million from financial institutions. These related primarily to customer contract performance guarantees (including plant construction in connection with certain on-site contracts), self-insurance claims and other commercial and governmental requirements.

NOTE 20. QUARTERLY DATA (UNAUDITED)

(Dollar amounts in millions, except per share data)
2005	1Q	2Q	3Q (a)	4Q	YEAR

Sales	$1,827	$1,919	$1,890	$2,020	$7,656
Cost of sales, exclusive of depreciation and amortization	$1,109	$1,167	$1,144	$1,221	$4,641
Depreciation and amortization	$162	$163	$165	$175	$665
Operating profit	$309	$322	$317	$345	$1,293
Income before cumulative effect of change in
accounting principle	$195	$209	$108	$220	$732
Cumulative effect of change in accounting principle (b)	-	-	-	(6)	(6)
Net income	$195	$209	$108	$214	$726

Basic Per Share Data
Income before cumulative effect of change in
accounting principle	$0.60	$0.65	$0.33	$0.68	$2.26
Cumulative effect of change in accounting principle (b)	-	-	-	(0.02)	(0.02)
Net income	$0.60	$0.65	$0.33	$0.66	$2.24
Weighted average shares (000's)	323,818	323,898	324,137	323,207	323,765

Diluted Per Share Data
Income before cumulative effect of change in
accounting principle	$0.59	$0.63	$0.33	$0.67	$2.22
Cumulative effect of change in accounting principle (b)	-	-	-	(0.02)	(0.02)
Net income	$0.59	$0.63	$0.33	$0.65	$2.20
Weighted average shares (000's)	329,669	329,818	329,993	329,113	329,685

2004	1Q	2Q	3Q	4Q	YEAR

Sales	$1,531	$1,603	$1,674	$1,786	$6,594
Cost of sales, exclusive of depreciation and amortization	$908	$966	$1,019	$1,094	$3,987
Depreciation and amortization	$139	$140	$145	$154	$578
Operating profit	$260	$274	$280	$289	$1,103
Net income	$164	$175	$177	$181	$697

Basic Per Share Data
Net income	$0.50	$0.54	$0.54	$0.56	$2.14
Weighted average shares (000's)	326,394	325,786	326,447	324,936	325,891

Diluted Per Share Data
Net income	$0.49	$0.53	$0.53	$0.55	$2.10
Weighted average shares (000's)	331,573	330,897	331,919	330,851	331,403

(a) The third quarter 2005 includes an income tax charge of $92 million, or $0.28 per diluted share, for the repatriation of foreign earnings pursuant to the American Jobs Creation Act of 2004 and other tax adjustments (see Note 7).
(b) Related to the adoption of FIN 47, Accounting for Conditional Asset Retirement Obligations (see Note 2).

MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL STATEMENTS

Praxair's consolidated financial statements are prepared by management, which is responsible for their fairness, integrity and objectivity. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America applied on a consistent basis, except for accounting changes as disclosed, and include amounts that are estimates and judgments. All historical financial information in this annual report is consistent with the accompanying financial statements.

Praxair maintains accounting systems, including internal accounting controls, monitored by a staff of internal auditors, that are designed to provide reasonable assurance of the reliability of financial records and the protection of assets. The concept of reasonable assurance is based on recognition that the cost of a system should not exceed the related benefits. The effectiveness of those systems depends primarily upon the careful selection of financial and other managers, clear delegation of authority and assignment of accountability, inculcation of high business ethics and conflict-of-interest standards, policies and procedures for coordinating the management of corporate resources, and the leadership and commitment of top management. In compliance with Section 404 of the Sarbanes-Oxley Act of 2002, Praxair assessed its internal control over financial reporting and issued a report (see below).

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has completed an integrated audit of Praxair's 2005 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005 and audits of its 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) as stated in their report appearing on page 67.

The Audit Committee of the Board of Directors, which consists solely of non-employee directors, is responsible for overseeing the functioning of the accounting system and related controls and the preparation of annual financial statements. The Audit Committee periodically meets with management, internal auditors and the independent accountants to review and evaluate their accounting, auditing and financial reporting activities and responsibilities, including management's assessment of internal control over financial reporting. The independent registered public accounting firm and internal auditors have full and free access to the Audit Committee and meet with the committee, with and without management present.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Praxair's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the company's principal executive officer and principal financial officer, the company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (often referred to as COSO). Based on this evaluation, management concluded that the company's internal control over financial reporting was effective as of December 31, 2005.

Praxair's evaluation did not include the internal control over financial reporting related to the Constar LLC acquisition consummated on December 31, 2005. Total sales and assets for the acquisition represents 0.0% and 0.3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2005 (see Note 3 to the consolidated financial statements on page 48).

Management's assessment of the effectiveness of the company's internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing on page 67.

/s/ Dennis H. Reilley DENNIS H. REILLEY Chairman and Chief Executive Officer
/s/ James S. Sawyer JAMES S. SAWYER Senior Vice President and Chief Financial Officer
/s/ Patrick M. Clark PATRICK M. CLARK Vice President and Controller
Danbury, Connecticut February 28, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Praxair, Inc:

We have completed integrated audits of Praxair Inc.'s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005, and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Praxair Inc. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing on page 66 of the 2005 Annual Report to Shareholders, that the company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded Constar LLC from its assessment of internal control over financial reporting as of December 31, 2005 because it was acquired by the company in a purchase business combination during 2005. We have also excluded Constar LLC from our audit of internal control over financial reporting. Constar LLC is a wholly-owned subsidiary whose total assets and total revenues represent 0.3% and 0.0%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2005.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers
Stamford, Connecticut
February 28, 2006

FIVE-YEAR FINANCIAL SUMMARY
(Dollar amounts in millions, except per share data)

Year Ended December 31,	2005 (a)	2004	2003	2002	2001 (b)
From the Income Statement
Sales	$7,656	$6,594	$5,613	$5,128	$5,158
Cost of sales, exclusive of depreciation and amortization	4,641	3,987	3,328	2,950	3,060
Selling, general and administrative	987	869	766	751	699
Depreciation and amortization	665	578	517	483	499
Research and development	80	77	75	69	66
Other income (expenses) - net	10	20	(5)	48	(34)
Operating profit	1,293	1,103	922	923	800
Interest expense - net	163	155	151	206	224
Income before taxes	1,130	948	771	717	576
Income taxes	376	232	174	158	135
	754	716	597	559	441
Minority interests	(37)	(30)	(24)	(20)	(18)
Income from equity investments	15	11	12	9	9
Income before cumulative effect of change in accounting principle	732	697	585	548	432
Cumulative effect of change in accounting principle (c)	(6)	-	-	(139)	(2)
Net income	726	697	585	409	430
Add back goodwill amortization, net of tax	-	-	-	-	33
Net income excluding goodwill amortization (d)	$726	$697	$585	$409	$463

Per Share Data (e)
Basic earnings per share:
Income before cumulative effect of change in accounting principle	$2.26	$2.14	$1.79	$1.68	$1.34
Net income	$2.24	$2.14	$1.79	$1.26	$1.33
Net income excluding goodwill amortization (d)	$2.24	$2.14	$1.79	$1.26	$1.43
Diluted earnings per share:
Income before cumulative effect of change in accounting principle	$2.22	$2.10	$1.77	$1.66	$1.32
Net income	$2.20	$2.10	$1.77	$1.24	$1.31
Net income excluding goodwill amortization (d)	$2.20	$2.10	$1.77	$1.24	$1.41

Cash dividends per share	$0.72	$0.60	$0.46	$0.38	$0.34

Weighted Average Shares Outstanding (000's) (e)
Basic shares outstanding	323,765	325,891	326,388	325,536	323,020
Diluted shares outstanding	329,685	331,403	330,991	329,489	327,014

Other Information and Ratios
Total debt	$3,447	$3,525	$2,816	$2,748	$2,989
Capital expenditures and acquisitions (f)	$921	$1,597	$1,056	$611	$808
Cash flow from operations	$1,475	$1,243	$1,137	$1,001	$1,020
Total assets at year end	$10,491	$9,878	$8,305	$7,401	$7,715
Return on equity (g)	21.9%	20.8%	21.6%	22.8%	21.6%
After-tax return on capital (g)	13.2%	12.5%	12.8%	13.4%	12.7%
Debt-to-capital ratio (g)	45.6%	47.9%	46.2%	52.3%	53.1%
Shares outstanding at year-end (000's) (e)	322,339	323,621	326,086	324,536	324,286
Number of employees	27,306	27,020	25,438	25,010	24,271

(a)
Amounts include a $92 million income tax charge recorded in the 2005 third quarter related to the repatriation of foreign earnings pursuant to the American Jobs Creation Act of 2004 and other tax adjustments (see Note 7 to the consolidated financial statements).

(b)
Operating profit includes a $70 million pre-tax charge ($57 million after tax, or $0.17 per diluted share) related to restructuring and other actions (shown $7 million in cost of sales; $5 million in selling, general and administrative expenses; and $58 million in other income (expense) - net).

(c)
2005, 2002 and 2001 net income include the cumulative effect of accounting changes relating to the implementation of new accounting standards for asset retirement obligations, goodwill impairment and derivatives, respectively.

(d)	Amounts exclude amortization of goodwill prior to 2002.

(e)
Per share data, weighted average and total shares outstanding have been adjusted, where applicable, to reflect the December 15, 2003 two-for-one stock split which was effected as a stock dividend (see Note 1 to the consolidated financial statements).

(f)
Capital expenditures and acquisitions for 2004 include the acquisition of HCS in June for $245 million and the German acquisition in December for $667 million (see Note 3 to the consolidated financial statements). Capital expenditures and acquisitions for 2003 include the purchase of previously leased assets for $339 million (see Note 5 to the consolidated financial statements).

(g)	Non-GAAP measure. See the Appendix on page 70 for definitions and reconciliation to reported amounts.

APPENDIX

The company presents the following non-GAAP financial measures on pages 2, 38-40 and 69 of this annual report:

Year ended December 31,	2005	2004	2003	2002	2001

After-tax return on capital	13.2%	12.5%	12.8%	13.4%	12.7%
Return on equity	21.9%	20.8%	21.6%	22.8%	21.6%
Debt-to-capital	45.6%	47.9%	46.2%	52.3%	53.1%

After-Tax Return on Capital

After-tax return on capital is defined as after-tax operating profit plus income from equity investments, divided by average capital, and excluding special items. Capital is comprised of total debt, minority interests, shareholders' equity and preferred stock. Praxair's definition of after-tax return on capital may not be comparable to similar definitions used by other companies. The company believes that its after-tax return on invested capital is an appropriate measure for judging performance as it reflects the approximate after-tax profit earned as a percentage of investments by all parties in the business (debt, minority interests, preferred stock, and shareholders' equity).

(Dollar amounts in millions)
Year ended December 31,	2005	2004	2003	2002	2001

Adjusted operating profit (a)	$1,293	$1,103	$922	$923	$908
Less: adjusted taxes (b)	(284)	(232)	(174)	(158)	(153)
Less: tax benefit on interest expense (c)	(42)	(39)	(36)	(46)	(50)
Add back: equity income	15	11	12	9	9
Net operating profit after tax (NOPAT)	$982	$843	$724	$728	$714

Beginning capital	$7,358	$6,099	$5,252	$5,627	$5,656
Ending capital (d)	$7,551	$7,358	$6,099	$5,252	$5,627
Average capital	$7,455	$6,729	$5,676	$5,440	$5,642

After-tax return on capital (d,e)	13.2%	12.5%	12.8%	13.4%	12.7%

(a)
Reported operating profit for 2001 of $800 million has been adjusted to $908 million for the add-back of $38 million of goodwill amortization and $70 million relating to restructuring and repositioning charges. See the Five-Year Financial Summary on page 69.

(b)
Reported taxes for 2005 of $376 million has been adjusted to $284 million from the add-back of a $92 million tax charge for the repatriation of foreign earnings pursuant to the American Jobs Creation Act of 2004 and other tax adjustments (see Note 7 to the consolidated financial statements). Reported taxes for 2001 has been adjusted to exclude the tax benefit on goodwill amortization ($5 million) and the tax benefit relating to restructuring and reposition charges ($13 million).

(c)
Tax benefit on interest expense is computed using the effective rate adjusted for non-recurring income tax benefits and charges. The effective rates used were as follows: 2005, 26%; 2004, 25%; 2003, 24%; 2002, 22%; and 2001, 22%.

(d)
2003 ending capital includes the impact of the purchase of previously leased assets for $339 million (see Note 5 to the consolidated financial statements). Consequently, after-tax return on capital was reduced by 0.4% for 2003 and 0.8% thereafter.

(e)	After-tax return on capital was reduced by 0.6% in 2004 due to the German acquisition in December (see Note 3 to the consolidated financial statements).

Return on Equity

Return on equity is defined as income before changes in accounting principles, excluding special items and goodwill amortization, divided by average shareholders' equity. Praxair's definition of return on equity may not be comparable to similar definitions used by other companies. The company believes that its return on equity is an appropriate measure for judging performance for shareholders.
(Dollar amounts in millions)
Year ended December 31,	2005	2004	2003	2002	2001

Adjusted income before change in
accounting principle (a)	$824	$697	$585	$548	$522
Beginning shareholders' equity	$3,608	$3,088	$2,340	$2,477	$2,357
Ending shareholders' equity	$3,902	$3,608	$3,088	$2,340	$2,477
Average shareholders' equity	$3,755	$3,348	$2,714	$2,409	$2,417
Return on equity	21.9%	20.8%	21.6%	22.8%	21.6%

(a)
Reported income before changes in accounting principles for 2005 of $732 million has been adjusted to $824 million for the add-back of a $92 million income tax charge for the repatriation of foreign earnings pursuant to the American Jobs Creation Act of 2004 and other tax adjustments (see Note 7 to the consolidated financial statements). Reported income before changes in accounting principles for 2001 of $432 million has been adjusted to $522 million for the add-back of $33 million of goodwill amortization and $57 million relating to restructuring and repositioning charges, net of their related tax impact (see the Five Year Financial Summary on page 69).

Debt-to-Capital Ratio

Debt-to-capital ratio is defined as debt divided by total capital. Total capital consists of debt, minority interests, preferred stock and shareholders' equity. Praxair's definition of debt-to-capital may not be comparable to similar definitions used by other companies. The company believes that debt-to-capital is appropriate for measuring its financial leverage.

(Dollar amounts in millions)
Year ended December 31,	2005	2004	2003	2002	2001

Total capital
Debt	$3,447	$3,525	$2,816	$2,748	$2,989
Minority interests	202	225	195	164	141
Preferred stock	-	-	-	-	20
Shareholders' equity	3,902	3,608	3,088	2,340	2,477
	$7,551	$7,358	$6,099	$5,252	$5,627

Debt-to-capital ratio	45.6%	47.9%	46.2%	52.3%	53.1%

INVESTOR INFORMATION

Elizabeth T. Hirsch, Director, Investor Relations
Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113
e-mail: investor_relations@praxair.com
(203) 837-2210

Investor Information at www.praxair.com/investors
t	Contact information
t	Stock information
t	Business trends
t	Presentations
t	Annual reports
t	Quarterly earnings
t	Guidance
t	SEC filings
t	Governance
t	Sustainability report
t	FAQs
t	Five-year financials
t	Financial news

Common Stock Listing (symbol: PX)
New York Stock Exchange

Other Stock Exchanges Trading Praxair Stock
Cincinnati
Midwest
Pacific

Number of Shareholders
There were 21,399 shareholders of record as of December 31, 2005.

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

Compliance with NYSE Corporate Governance Listing Standards
As required by New York Stock Exchange rules, on May 10, 2005, the company submitted to the NYSE an unqualified CEO annual certification of compliance with NYSE's Corporate Governance Listing Standards. Praxair expects to do so again within 30 days after the annual meeting of shareholders.

Praxair has also filed with its annual report on Form 10-K for 2005 the CEO and CFO certifications (regarding the quality of the company's financial statements and its disclosure controls and procedures) required by §302 of the Sarbanes-Oxley Act of 2002 (as implemented by Securities and Exchange Commission Rule 13a-14(a) of the Securities Exchange Act of 1934).

Annual shareholders meeting
The 2006 annual meeting of shareholders of Praxair, Inc. will be held at 9:30 a.m. on Tuesday, April 25, 2006 at the Sheraton Danbury, 18 Old Ridgebury Road, Danbury, Connecticut.

NYSE quarterly stock price and dividend information
Stock prices and dividends have been restated to reflect the December 15, 2003 two-for-one stock split (see Note 1 to the consolidated financial statements).

Market Price	Trading High	Trading Low	Close	Dividend Per Share

2005
First Quarter	$48.50	$41.06	$47.86	$0.18
Second Quarter	$49.42	$43.48	$46.60	$0.18
Third Quarter	$51.74	$44.55	$47.93	$0.18
Fourth Quarter	$54.31	$45.80	$52.96	$0.18

2004
First Quarter	$38.76	$34.52	$37.12	$0.15
Second Quarter	$40.14	$34.80	$39.91	$0.15
Third Quarter	$43.03	$37.59	$42.74	$0.15
Fourth Quarter	$46.25	$40.73	$44.15	$0.15

2003
First Quarter	$30.07	$25.02	$28.18	$0.1075
Second Quarter	$31.95	$27.95	$30.05	$0.1075
Third Quarter	$32.90	$29.34	$30.98	$0.1075
Fourth Quarter	$38.26	$31.15	$38.20	$0.1350

Praxair and the flowing airstream design, AOD, CoJet, UpTime, StarSolver, I-SO, MixFlo, Grab'n Go and Medipure are trademarks or registered trademarks of Praxair Technology, Inc. in the United States and/or other countries.

© 2006 Praxair Technology, Inc. All rights reserved.