Form 10-K, Exhibit 13
period 2006-12-31
PRAXAIR INC
filed 2007-02-28
CIK 884905

Exhibit 13.01

FINANCIAL TABLE OF CONTENTS

CONSOLIDATED STATEMENTS OF INCOME	PRAXAIR, INC. AND SUBSIDIARIES

(Dollar amounts in millions, except per share data)
YEAR ENDED DECEMBER 31,	2006	2005	2004
SALES	$8,324	$7,656	$6,594
Cost of sales, exclusive of depreciation and amortization	4,968	4,641	3,987
Selling, general and administrative	1,086	987	869
Depreciation and amortization	696	665	578
Research and development	87	80	77
Other income (expenses) – net	32	10	20

OPERATING PROFIT	1,519	1,293	1,103
Interest expense – net	155	163	155

INCOME BEFORE TAXES	1,364	1,130	948
Income taxes	355	376	232

	1,009	754	716
Minority interests	(31)	(37)	(30)
Income from equity investments	10	15	11

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	988	732	697
Cumulative effect of change in accounting principle (Note 2)	—	(6)	—

NET INCOME	$988	$726	$697

PER SHARE DATA
Basic earnings per share
Income before cumulative effect of change in accounting principle	$3.05	$2.26	$2.14
Cumulative effect of change in accounting principle	—	(0.02)	—

Net income	$3.05	$2.24	$2.14

Diluted earnings per share
Income before cumulative effect of change in accounting principle	$3.00	$2.22	$2.10
Cumulative effect of change in accounting principle	—	(0.02)	—

Net income	$3.00	$2.20	$2.10

WEIGHTED AVERAGE SHARES OUTSTANDING (000’S)
Basic shares outstanding	323,495	323,765	325,891
Diluted shares outstanding	329,293	329,685	331,403

The accompanying Notes on pages 45 to 65 are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS	PRAXAIR, INC. AND SUBSIDIARIES

(Dollar amounts in millions, except per share data)
DECEMBER 31,	2006	2005
ASSETS
Cash and cash equivalents	$36	$173
Accounts receivable	1,456	1,386
Inventories	381	373
Prepaid and other current assets	186	201

TOTAL CURRENT ASSETS	2,059	2,133
Property, plant and equipment – net	6,694	6,108
Equity investments	218	218
Goodwill	1,613	1,545
Other intangible assets – net	71	81
Other long-term assets	447	406

TOTAL ASSETS	$11,102	$10,491

LIABILITIES AND EQUITY
Accounts payable	$682	$639
Short-term debt	130	231
Current portion of long-term debt	56	290
Accrued taxes	295	199
Other current liabilities	595	642

TOTAL CURRENT LIABILITIES	1,758	2,001
Long-term debt	2,981	2,926
Other long-term liabilities	931	833
Deferred credits	656	627

TOTAL LIABILITIES	6,326	6,387

Commitments and contingencies (Note 18)

Minority interests	222	202
Shareholders’ equity
Common stock $0.01 par value, authorized – 800,000,000 shares, issued 2006 – 367,644,882 shares and 2005 – 363,712,929 shares	4	4
Additional paid-in capital	2,729	2,489
Retained earnings	4,687	4,022
Accumulated other comprehensive income (loss)	(1,127)	(1,257)
Less: Treasury stock, at cost (2006 – 46,784,036 shares and
2005 – 41,374,130 shares)	(1,739)	(1,356)

TOTAL SHAREHOLDERS’ EQUITY	4,554	3,902

TOTAL LIABILITIES AND EQUITY	$11,102	$10,491

The accompanying Notes on pages 45 to 65 are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS	PRAXAIR, INC. AND SUBSIDIARIES

(Millions of dollars)
YEAR ENDED DECEMBER 31,	2006	2005	2004
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
OPERATIONS
Net income	$988	$726	$697
Adjustments to reconcile net income to net cash provided by operating activities:
Change in accounting principle (Note 2)	—	6	—
Depreciation and amortization	696	665	578
Deferred income taxes	90	200	89
Stock option expense	42	—	—
Non-cash charges and other	(6)	1	11
Working capital
Accounts receivable	(90)	(165)	(203)
Inventories	(15)	(41)	(24)
Prepaid and other current assets	1	(23)	6
Payables and accruals	207	332	272
Pension contributions	(126)	(140)	(119)
Long-term assets, liabilities and other	(35)	(86)	(64)

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,752	1,475	1,243

INVESTING
Capital expenditures	(1,100)	(877)	(668)
Acquisitions (Note 3)	(14)	(44)	(929)
Divestitures and asset sales	126	34	45

NET CASH USED FOR INVESTING ACTIVITIES	(988)	(887)	(1,552)

FINANCING
Short-term debt repayments – net	(338)	(232)	(113)
Long-term debt borrowings	490	453	924
Long-term debt repayments	(530)	(224)	(145)
Issuances of common stock	267	242	212
Purchases of common stock	(487)	(396)	(394)
Cash dividends	(323)	(233)	(195)
Minority interest transactions and other	(13)	(48)	(8)
Excess tax benefit on stock option exercises	29	—	—

NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(905)	(438)	281

Effect of exchange rate changes on cash and cash equivalents	4	(2)	3

Change in cash and cash equivalents	(137)	148	(25)
Cash and cash equivalents, beginning-of-year	173	25	50

Cash and cash equivalents, end-of-year	$36	$173	$25

SUPPLEMENTAL DATA
Taxes paid	$190	$127	$154
Interest paid	$168	$175	$156

The accompanying Notes on pages 45 to 65 are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHA REHOLDERS’ EQUITY	PRAXAIR, INC. AND SUBSIDIARIES

(Dollar amounts in millions, except per share data, shares in thousands)
ACTIVITY	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	TREASURY STOCK		RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (NOTE 8)	TOTAL
	SHARES	AMOUNTS		SHARES	AMOUNTS
Balance, December 31, 2003	354,951	$4	$2,148	28,865	$(739)	$3,027	$(1,352)	$3,088

Net income						697		697
Translation adjustments							230	230
Minimum pension liability, net of $31 million taxes							(58)	(58)

Comprehensive income								869
Dividends on common stock ($0.60 per share)						(195)		(195)
Issuances of common stock
For the dividend reinvestment and stock purchase plan	106		4					4
For employee savings and incentive plans	4,734		134	(2,758)	75			209
Purchases of common stock				10,063	(395)			(395)
Tax benefit from stock options			28					28

Balance, December 31, 2004	359,791	$4	$2,314	36,170	$(1,059)	$3,529	$(1,180)	$3,608

Net income						726		726
Translation adjustments							(28)	(28)
Minimum pension liability, net of $25 million taxes							(49)	(49)

Comprehensive income								649
Dividends on common stock ($0.72 per share)						(233)		(233)
Issuances of common stock
For the dividend reinvestment and stock purchase plan	88		4					4
For employee savings and incentive plans	3,834		143	(3,216)	101			244
Purchases of common stock				8,420	(398)			(398)
Tax benefit from stock options			28					28

Balance, December 31, 2005	363,713	$4	$2,489	41,374	$(1,356)	$4,022	$(1,257)	$3,902

Net income						988		988
Translation adjustments							175	175
Minimum pension liability, net of $89 million taxes							139	139

Comprehensive income								1,302
Dividends on common stock ($1.00 per share)						(323)		(323)
Issuances of common stock
For the dividend reinvestment and stock purchase plan	91		5					5
For employee savings and incentive plans	3,841		155	(3,113)	107			262
Purchases of common stock				8,523	(490)			(490)
Tax benefit from stock options			38					38
Stock option expense			42					42
Initial funded status – SFAS No. 158, net of $111 million taxes (Note 17)							(184)	(184)

Balance, December 31, 2006	367,645	$4	$2,729	46,784	$(1,739)	$4,687	$(1,127)	$4,554

The accompanying Notes on pages 45 to 65 are an integral part of these financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS OVERVIEW

Praxair is the largest industrial gases supplier in North and South America, is rapidly growing in Asia, and has strong, well-established businesses in Europe. The company’s primary products are oxygen, hydrogen, nitrogen, argon, carbon dioxide, helium, electronic gases and a wide range of specialty gases. Praxair Surface Technologies supplies high-performance coatings that protect metal parts from wear, corrosion and high heat. In 2006, 94% of sales were generated in four regional segments (North America, Europe, South America, and Asia) primarily from the sale of industrial gases. The Surface technologies segment generated the remaining 6% of sales.

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
Korea

Praxair manufactures and distributes its products through a network of hundreds of production plants, pipeline complexes, distribution centers and delivery vehicles. Major pipeline complexes are located in the United States, Brazil, Spain and Germany. This network is a competitive advantage, providing the foundation of reliable product supply to the company’s customer base. The majority of Praxair’s business is conducted through long-term contracts which provide stability in cash flow and the ability to pass through changes in energy costs to its customers. The company has significant growth opportunities including: hydrogen for refining; oxygen for healthcare; nitrogen and carbon dioxide for oil and gas production; and high purity gases for the semiconductor manufacturing industry.

EXECUTIVE SUMMARY – FINANCIAL RESULTS & OUTLOOK

Praxair delivered strong financial results in 2006, reporting record sales and earnings. Sales growth was driven by volume growth and higher pricing in all geographic regions. Strong sales growth to the global electronics, manufacturing, energy and metals markets came from the start-up of new supply systems and new applications technologies, many of which help Praxair’s customers improve their energy efficiency, reduce environmental emissions, or improve productivity. Operating profit and net income grew at a faster pace than sales primarily as a result of the company’s focus on pricing, fixed-cost management, and productivity programs.

2006 YEAR IN REVIEW

•

Sales up 9% to $8,324 million versus $7,656 million in 2005, reflecting strong new business growth and increased pricing levels, partially offset by lower natural gas costs passed through in hydrogen prices.

•

Operating profit of $1,519 million, a 17% increase over $1,293 million in 2005, reflecting volume growth, higher pricing and productivity savings which more than offset higher energy costs, general cost inflation and the introduction of stock option expense in 2006.

•	Net income of $988 million and diluted earnings per share of $3.00.

•	Cash flow from operations of $1,752 million, a 19% increase over $1,475 million in 2005.

2007 OUTLOOK

•	Sales growth of 8% – 10% versus 2006.

•	Diluted earnings per share in the range of $3.30 to $3.45.

•	Effective tax rate in the range of 26% to 27%.

•	Capital expenditures in the range of $1.1 billion to $1.2 billion.

The above guidance should be read in conjunction with the section entitled “Forward-Looking Statements” on page 44.

        Praxair provides quarterly updates on operating results, material trends that may affect financial performance, and financial earnings guidance via earnings releases and investor teleconferences. These materials are available on the company’s website, www.praxair.com, but are not incorporated herein.

CONSOLIDATED RESULTS

The following table provides summary data for 2006, 2005, and 2004:

(Millions of dollars)				VARIANCE
YEAR ENDED DECEMBER 31,	2006	2005	2004	2006 VS. 2005	2005 VS. 2004
Sales	$8,324	$7,656	$6,594	9%	16%
Gross margin (a)	$3,356	$3,015	$2,607	11%	16%
As a percent of sales	40.3%	39.4%	39.5%
Selling, general and administrative	$1,086	$987	$869	10%	14%
As a percent of sales	13.0%	12.9%	13.2%
Depreciation and amortization	$696	$665	$578	5%	15%
Other income (expenses) – net	$32	$10	$20
Operating profit	$1,519	$1,293	$1,103	17%	17%
Interest expense – net	$155	$163	$155	(5%)	5%
Effective tax rate	26.0%	33.3%	24.5%
Income (b)	$988	$732	$697	35%	5%
Number of employees	27,042	27,306	27,020	(1%)	1%

(a)	Gross margin excludes depreciation and amortization expense.
(b)	2005 income is before the cumulative effect of change in accounting principle. It includes a $92 million, or $0.28 per diluted share, income tax charge for the repatriation of foreign earnings pursuant to the American Jobs Creation Act of 2004 and other tax adjustments.

2006 COMPARED WITH 2005

Sales in 2006 increased $668 million, or 9%, versus 2005. Underlying sales growth was 10% excluding the impact of lower natural gas costs passed through in hydrogen prices which decreased sales by $87 million, or 1%, with a minimal impact on operating profit. Sales grew year over year from volume growth in all geographic regions and higher overall pricing. Volume growth of 4% was driven by new business activity in Asia, North America and South America in the manufacturing, electronics, and metals end-markets. Price increases of 4% were predominantly realized in North America and South America due to pricing actions and the pass-through of higher power costs and surcharges. The impacts of currency, primarily in South America, Canada and Asia, favorably impacted sales growth by 2%.

Gross margin in 2006 improved $341 million, or 11%, versus 2005. The 90 basis point increase in the gross margin percentage, to 40.3%, was primarily due to a larger proportion of growth in atmospheric gases sales which have higher average gross margins versus hydrogen sales, realized price increases and cost reduction programs which continued to outpace underlying inflationary cost pressures.

Selling, general and administrative expenses in 2006 were $1,086 million, or 13.0% of sales, versus $987 million, or 12.9% of sales, for 2005. 2006 included stock option expense of $39 million versus 2005 which did not include stock option expense. Including pro forma stock option expense of $37 million in 2005, selling, general and administrative expenses were 13.4% of sales. The underlying decrease in selling, general and administrative expense as a percentage of sales was due to realized benefits from the company’s focus on fixed-cost management and productivity initiatives.

Depreciation and amortization expense in 2006 increased $31 million, or 5%, versus 2005. The increase was principally due to higher capital spending and currency effects.

Other income (expenses) – net in 2006 was a $32-million benefit compared to a $10-million benefit in 2005. See Note 5 to the consolidated financial statements for a summary of the major components of Other income (expense) – net.

Operating profit in 2006 increased $226 million, or 17%, versus 2005. Stock option expense reduced operating profit by $42 million in 2006. Including pro forma stock option expense of $40 million in 2005, underlying operating profit increased $266 million, or 21%. Increased sales volumes, pricing and the continued impact of productivity programs were the primary drivers of growth.

Interest expense – net in 2006 decreased $8 million, or 5%, versus 2005 due to the capitalization of interest related to higher capital expenditures on the company’s backlog of projects which are expected to come on-stream over the next three years.

The effective income tax rate for 2006 was 26.0% versus 33.3% in 2005. 2005 income taxes included an income tax charge of $92 million for the repatriation of foreign earnings and other tax adjustments, and a net $9 million income tax benefit in Europe principally related to a tax legislation change (see Note 6 to the consolidated financial statements). Excluding these items, the underlying effective tax rate was approximately 26% in 2005.

At December 31, 2006, minority interests consisted principally of minority shareholders’ investments in Asia (primarily in China and India), Europe (primarily in Italy), and North America (primarily within Praxair Distribution). The decrease in minority interests of $6 million in 2006 was primarily in Italy.

Praxair’s significant equity investments are in Italy, the United States and China. The company’s share of net income from corporate equity investments decreased $5 million in 2006 primarily due to a decrease in Italy and the divestiture of a Turkish joint venture in July 2006.

Income in 2006 increased $256 million, or 35%, from 2005. Stock option expense reduced income by $28 million in 2006. Income in 2005 included the impact of the $92 million income tax charge. Excluding the impact of the income tax charge in 2005 and including pro forma stock option expense of $26 million for 2005, income increased $190 million, or 24%. Operating profit growth was the primary driver of the income improvement.

The number of employees at December 31, 2006 was 27,042 reflecting a decrease of 264 employees from December 31, 2005, primarily due to the divestiture of the aviation services business.

2005 COMPARED WITH 2004

Sales in 2005 increased $1,062 million, or 16%, versus 2004. Favorable currency movements, principally in South America, Canada and Asia, generated 4% of sales growth. Acquisitions contributed 5% to sales growth due to the acquisition of industrial gas assets in Germany and Home Care Supply (HCS) in 2004. Underlying sales growth of 6% was driven by realized price increases in North and South America and volume growth mainly in the worldwide energy, chemicals, metals and manufacturing markets. The underlying volume growth of 2% understates the strong demand throughout the year in most of the company’s end markets and regions. Volume growth was mitigated by reduced on-site volumes in North America due to temporary customer outages and business interruptions in the second half of the year partly resulting from Hurricanes Katrina and Rita. The increase in raw material costs resulting from higher natural gas prices, which Praxair is contractually entitled to pass through to on-site hydrogen customers, increased sales by $72 million, or 1%, with an insignificant impact on operating profit.

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

Other income (expenses) – net in 2005 was a $10-million benefit compared to a $20-million benefit in 2004. See Note 5 to the consolidated financial statements for a summary of the major components of Other income (expenses) – net.

Operating profit in 2005 increased $190 million, or 17%, versus 2004. Strong volumes and pricing, the continued impact of productivity and cost reduction initiatives, and the contribution from acquisitions were primarily responsible for the operating profit growth. Favorable currency effects contributed 4% to operating profit growth.

Interest expense – net in 2005 increased $8 million, or 5%, versus 2004 as a result of the increase in average full-year debt levels compared to the prior year, which was due to the financing of acquisitions made in 2004.

The effective income tax rate for 2005 was 33.3% versus 24.5% in 2004. In 2005, income taxes included a charge of $92 million for the repatriation of foreign earnings and other tax adjustments offset by a net $9 million income tax benefit in Europe principally related to a tax legislation change. 2004 income taxes included a $3 million income tax benefit resulting from the resolution of various tax matters. Excluding these tax items, the underlying effective tax rates were approximately 26% in 2005 and 25% in 2004. This increase was due primarily to higher earnings contributions in countries with higher marginal tax rates.

At December 31, 2005, minority interests consisted principally of minority shareholders’ investments in Europe (primarily in Italy), Asia (primarily in China and India) and North America (primarily within Praxair Distribution). The increase in minority interests of $7 million in 2005 was due to improved profitability of the entities located in Italy and China.

Praxair’s significant equity investments are in Italy, the United States and Spain. The company’s share of net income from corporate equity investments increased $4 million in 2005 primarily due to an asset impairment charge of $3 million recorded in 2004 for an unconsolidated joint venture.

Income in 2005 increased $35 million, or 5%, versus 2004. Income excluding the impact of the third-quarter income tax charge of $92 million increased 18%. Operating-profit growth was the primary driver of the net-income improvement.

The number of employees at December 31, 2005 was 27,306, reflecting a small increase of 286 employees from December 31, 2004.

CHANGE IN ACCOUNTING PRINCIPLE

In 2005, Praxair completed its assessment of conditional asset retirement obligations required for the adoption of FASB Interpretation No. (FIN) 47, “Accounting for Conditional Asset Retirement Obligations.” The assessment resulted in the recognition of a liability related to asset retirement obligations for assets currently in use. As a result, a $6 million non-cash transition charge to earnings was recorded as a cumulative effect of change in accounting principle. See Note 2 to the consolidated financial statements.

RELATED PARTY TRANSACTIONS

The company’s related parties are primarily unconsolidated equity affiliates. The company did not engage in any material transactions involving related parties that included terms or other aspects that differ from those which would be negotiated with independent parties.

COSTS RELATING TO THE PROTECTION OF THE ENVIRONMENT

Praxair’s principal operations relate to the production and distribution of atmospheric and other industrial gases, which historically have not had a significant impact on the environment. However, worldwide costs relating to environmental protection may continue to grow due to increasingly stringent laws and regulations, and Praxair’s ongoing commitment to rigorous internal standards. Environmental protection costs in 2006 included approximately $14 million in capital expenditures and $22 million of expenses. Environmental protection expenditures were approximately $5 million higher in 2006 versus 2005 primarily due to increases in capital projects and increased compliance costs. Praxair anticipates that future environmental protection expenditures will be similar to 2006, subject to any significant changes in existing laws and regulations. Based on historical results and current estimates, management does not believe that environmental expenditures will have a material adverse effect on the consolidated financial position or on the consolidated results of operations or cash flows in any given year.

LEGAL PROCEEDINGS

See Note 18 to the consolidated financial statements for information concerning legal proceedings.

SEGMENT DISCUSSION

The following summary of sales and operating profit by segment provides a basis for the discussion that follows (for additional information concerning Praxair’s segments, see Note 19 to the consolidated financial statements):

(Millions of dollars)				VARIANCE
YEAR ENDED DECEMBER 31,	2006	2005	2004	2006 VS. 2005	2005 VS. 2004
SALES (a)
North America	$4,696	$4,429	$3,959	6%	12%
Europe	1,163	1,088	836	7%	30%
South America	1,348	1,123	866	20%	30%
Asia	636	543	487	17%	11%
Surface technologies	481	473	446	2%	6%

	$8,324	$7,656	$6,594	9%	16%

OPERATING PROFIT
North America	$822	$685	$623	20%	10%
Europe	266	263	214	1%	23%
South America	252	202	152	25%	33%
Asia	111	95	80	17%	19%
Surface technologies	68	48	34	42%	41%

	$1,519	$1,293	$1,103	17%	17%

(a)	2005 and 2004 sales have been reclassified to conform to the 2006 presentation. See Note 19 to the consolidated financial statements.

NORTH AMERICA

The North America segment includes Praxair’s industrial and packaged gases operations in the U.S., Canada and Mexico.

Sales for 2006 increased $267 million, or 6%, versus 2005. Underlying sales growth was 8% excluding the impact of lower natural gas costs passed through in hydrogen prices which decreased sales by $87 million, or 2%, with a minimal impact on operating profit. Pricing increased sales by 5% due to the contractual pass-through of higher power costs to on-site customers, surcharges for higher power and transportation fuel costs for merchant and packaged gases, and the impact of general pricing actions. Volume contributed 2% to growth reflecting strong sales to the metals, manufacturing and electronics end-markets which was offset by lower energy market on-site volumes due to a customer outage on the U.S. Gulf Coast. Currency contributed 1% to sales growth.

Operating profit in 2006 increased $137 million, or 20%, versus 2005. 2006 included $24 million of stock option expense. Including pro forma stock option expense of $23 million in 2005, underlying operating profit increased $160 million, or 24%. Increased sales volumes to the metals, electronics and manufacturing markets and productivity programs were the primary drivers to the significant operating profit growth.

Sales for 2005 increased $470 million, or 12%, versus 2004. Acquisitions contributed 2% to sales growth due to the mid-year 2004 acquisition of HCS. Underlying sales growth of 7% was due to higher pricing and volumes, as compared to 2004. Pricing increased sales by 5% and was the result of the contractual pass-through of higher power costs to on-site customers, surcharges for higher power and transportation fuel costs for merchant and packaged gases, and the impact of pricing actions. Volume growth of 2% reflects strong merchant liquid and packaged gases volumes offset by lower on-site volumes, which was primarily a result of customer outages on the U.S. Gulf Coast in the second half of 2005, resulting in reduced volumes to the chemicals and refining industries. Volumes to general manufacturing markets were strong throughout the year. Merchant-liquid demand was strong in most end markets, particularly energy and oil well services. Strong results in Canada and Mexico also contributed to sales growth. The increase in raw material costs resulting from higher natural gas prices, which Praxair is contractually entitled to pass through to on-site hydrogen customers, increased sales by $72 million, or 2%, with an insignificant impact on operating profit.

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

EUROPE

Praxair’s European industrial gases business is primarily in Italy, Spain, Germany, the Benelux region and France.

Sales for 2006 increased $75 million, or 7%, versus 2005 due to sales volume growth of 4% and 3% higher pricing. Volume growth was due to strong on-site and merchant demand in Germany, Spain, Italy and Western Europe in the manufacturing and metals markets as well as in Spain’s homecare business.

Operating profit for 2006 increased $3 million, or 1%, versus 2005. 2006 included $5 million of stock option expense. Including pro forma stock option expense of $4 million in 2005, underlying operating profit increased $7 million, or 3%. The underlying increase was due to productivity and cost reduction initiatives and pricing which outpaced inflationary pressures.

Sales for 2005 increased $252 million, or 30%, versus 2004. The full-year impact of the German acquisition accounted for 28% of the sales growth. The favorable impact of the stronger euro increased sales by 1%. Excluding the acquisition and the impact of currency, sales increased 1% due to higher volumes from new business and applications. Organic business activity remained stable, with modest volume growth in Spain and Germany offsetting weaker volumes in Italy and Western Europe due to a slowing economic environment.

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

SOUTH AMERICA

Praxair’s South American industrial gases operations are conducted by its subsidiary, White Martins Gases Industriais Ltda. (White Martins), the largest industrial gases company in Brazil. White Martins also manages Praxair’s operations in Argentina, Bolivia, Chile, Colombia, Paraguay, Peru, Uruguay and Venezuela.

Sales for 2006 increased $225 million, or 20%, versus 2005. The favorable impact of currency increased sales by 9%. Excluding the impact of currency, sales grew 11%, primarily due to higher volumes due to new plant start-ups and increased sales to the metals, manufacturing and healthcare markets. An equipment sale to a Venezuela customer contributed 2% to sales growth.

Operating profit for 2006 increased $50 million, or 25%, versus 2005. 2006 included $6 million of stock option expense. Including pro forma stock option expense of $5 million in 2005, underlying operating profit increased $55 million, or 28%. Increased volumes and cost-reduction programs outpaced inflationary pressures contributing 8% and 17% to operating profit growth, respectively. Currency also contributed to operating profit growth in 2006.

Sales for 2005 increased $257 million, or 30%, versus 2004. The favorable impact of currency increased sales by 17%. Excluding the impact of currency, sales increased 13%, driven by higher pricing and volumes primarily to the manufacturing and healthcare markets.

Operating profit increased $50 million, or 33%, versus 2004. Higher pricing and cost-reduction programs outpaced underlying inflation pressures, favorably impacting operating profit. The favorable impact of currency contributed 15% to operating profit growth in 2005.

ASIA

The Asia segment includes Praxair’s industrial gases operations in China, India, Korea and Thailand, with smaller operations in Japan, Malaysia and Taiwan.

Sales for 2006 increased $93 million, or 17%, versus 2005. Sales growth was principally due to new plant start-ups and strong volumes of gases and materials to electronics customers as demand from the semiconductor and LCD markets was strong. Higher sales to the metals markets in China and India also contributed to volume growth. Pricing was neutral as favorable pricing trends in atmospheric gases were offset by lower pricing for electronics specialty gases and materials. Favorable currency movements improved sales by 2%.

Operating profit for 2006 increased $16 million, or 17%, versus 2005. 2006 included $4 million of stock option expense. Including pro forma stock option expense of $4 million in 2005, underlying operating profit increased $20 million, or 22%. Increased sales volumes and productivity initiatives were the primary drivers of operating profit growth.

Sales for 2005 increased $56 million, or 11%, versus 2004. Strong volume growth, primarily to the electronics and metals markets, contributed 9% to the increase. The increase in sales to electronics, the segment’s largest end-market, was due to sales of sputtering targets and strong demand for specialty gases for the semiconductor and LCD markets. Growth in the on-site and liquid product lines, primarily in China, Korea and Thailand, also contributed to volume increases. Pricing declined by 2%. Favorable pricing trends in Thailand and India were offset by pricing declines in electronics specialty gases. Favorable currency movements improved sales by 4%.

Operating profit for 2005 increased $15 million, or 19%, versus 2004. The increase in operating profit was a result primarily of volume growth and cost-efficiency improvements in the supply system.

SURFACE TECHNOLOGIES

Surface technologies provides high-performance coatings and thermal-spray powders in the U.S. and Europe, with smaller operations in Asia and Brazil.

On July 3, 2006, Praxair completed the sale of its aviation services business, which contributed full year 2005 sales of approximately $67 million to the Surface technologies segment.

Sales for 2006 increased $8 million, or 2%, versus 2005. Excluding the impact of the aviation services divestiture in the third quarter, underlying sales increased 9% for the year. Volume growth of 4% was driven by higher coatings volumes for OEM aircraft engine parts, industrial power turbines in the U.S. and Europe and oil field service components. Realized price increases contributed 5% to sales growth.

Operating profit for 2006 increased $20 million, or 42%, versus 2005. 2006 included a gain of approximately $7 million from the aviation services divestiture, and $3 million of stock option expense. Excluding the gain on the sale of a business in 2006 and including pro forma stock option expense of $4 million in 2005, underlying operating profit increased $17 million, or 39%. The increase was principally driven by higher pricing and volume growth as well as the favorable benefits of ongoing cost reduction actions.

Sales for 2005 increased $27 million, or 6%, versus 2004. Higher volumes of coatings for OEM aircraft engine parts primarily drove the overall volume increase of 3%. Industrial coatings for power turbines and oil field service components also were higher compared to the prior year. Realized price increases were 2%.

Operating profit for 2005 increased $14 million, or 41%, versus 2004. The increase was principally driven by the higher sales volumes. Pricing actions and cost reduction activities offset increasing raw material costs.

CURRENCY

The results of Praxair’s non-U.S. operations are translated to the company’s reporting currency, the U.S. dollar, from the functional currencies used in the countries in which the company operates. For most foreign operations, Praxair uses the local currency as its functional currency. There is inherent variability and unpredictability in the relationship of these functional currencies to the U.S. dollar and such currency movements may materially impact Praxair’s results of operations in any given period.

To help understand the reported results, the following is a summary of the significant currencies underlying Praxair’s consolidated results and the exchange rates used to translate the financial statements (rates of exchange expressed in units of local currency per U.S. dollar):

CURRENCY	PERCENT OF 2006 CONSOLIDATED SALES (a)	INCOME STATEMENT			BALANCE SHEET
		AVERAGE YEAR ENDED DECEMBER 31,			DECEMBER 31,
		2006	2005	2004	2006	2005
Brazilian real	14%	2.17	2.43	2.92	2.14	2.34
European euro	13%	0.80	0.80	0.81	0.76	0.85
Canadian dollar	9%	1.14	1.21	1.31	1.16	1.17
Mexican peso	5%	10.91	10.96	11.30	10.88	10.68
Chinese RMB	2%	7.98	8.20	8.28	7.81	8.07
Indian rupee	2%	45.38	44.02	45.41	44.38	45.20
Korean won	2%	959	1,027	1,151	930	1,013
Argentinean peso	1%	3.08	2.92	2.94	3.06	3.03
Venezuelan Bolivar	<1%	2,150	2,107	1,883	2,150	2,150

(a)	Certain Surface technologies segment sales are included in European and Brazilian sales.

LIQUIDITY, CAPITAL RESOURCE S AND FINANCIAL DATA

(Millions of dollars)
YEAR ENDED DECEMBER 31,	2006	2005	2004
NET CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
Net income plus depreciation and amortization and change in accounting principle	$1,684	$1,397	$1,275
Working capital	(23)	(37)	(68)
Other – net	91	115	36

Total provided by operating activities	$1,752	$1,475	$1,243

INVESTING ACTIVITIES
Capital expenditures	$(1,100)	$(877)	$(668)
Acquisitions	(14)	(44)	(929)
Divestitures and asset sales	126	34	45

Total used for investing	$(988)	$(887)	$(1,552)

FINANCING ACTIVITIES
Debt increases (reductions) – net	$(378)	$(3)	$666
Issuances (purchases) of stock – net	(220)	(154)	(182)
Cash dividends	(323)	(233)	(195)
Minority transactions and other	(13)	(48)	(8)
Excess tax benefit on stock option exercises	29	—	—

Total provided by (used for) financing	$(905)	$(438)	$281

OTHER FINANCIAL DATA (a)
Debt-to-capital ratio	39.9%	45.6%	47.9%
After-tax return on capital	14.6%	12.8%	12.1%

(a)	Non-GAAP measures. See the Non-GAAP Financial Measures on page 69 for definitions and reconciliations to reported amounts.

CASH FLOW FROM OPERATIONS

2006 COMPARED WITH 2005

Cash flow from operations increased $277 million to $1,752 million in 2006 from $1,475 million in 2005. The growth is a result of the strong cash flow generated from the improved operating profits on higher sales and continued focus on the management of working capital which grew at a slower pace than sales. Pension contributions were $126 million in 2006.

2005 COMPARED WITH 2004

Cash flow from operations increased $232 million to $1,475 million in 2005 from $1,243 million in 2004. The growth is a result of the strong cash flow generated from the improved operating profits on higher sales and continued focus on the management of working capital which grew at a slower pace than sales. Pension contributions were $140 million in 2005.

Cash Flow From Operations

(Millions of dollars)

INVESTING

2006 COMPARED WITH 2005

Net cash used for investing activities of $988 million in 2006 increased $101 million versus 2005. The increase was largely due to $223 million higher capital expenditures in 2006 partially offset by increased proceeds from divestitures and asset sales in 2006.

Capital expenditures in 2006 were $1,100, an increase of $223 million from 2005. This increase reflects investments in new projects primarily in North America and Asia which will come on-stream over the next three years.

Acquisition expenditures in 2006 were $14 million, a decrease of $30 million from 2005 levels.

Capital Expenditures

(Millions of dollars)

(a)	$983 million includes the purchase of previously leased assets for $339 million ($644 million excluding leased asset purchases)

Divestitures and asset sales in 2006 totaled $126 million, an increase of $92 million from 2005, primarily due to cash received from the divestiture of the aviation services business and a Turkish joint venture in 2006.

On a worldwide basis, capital expenditures for 2007 are expected to be in the range of $1,100 million to $1,200 million. By region, over half of forecasted capital expenditures will be for projects in North America, the largest of which are energy-related. The second largest region for investment is Asia with a concentration of projects in China and India primarily to fund supply systems for customers in the electronics, metals and chemicals markets.

2005 COMPARED WITH 2004

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

FINANCING

Praxair’s financing strategy is to secure long-term committed funding at attractive interest rates by issuing U.S. public notes and debentures and commercial paper backed by a standby long-term bank credit agreement. Its international operations are funded through a combination of local borrowing and inter-company funding to minimize the total cost of funds and to manage and centralize currency exchange exposures. As deemed necessary, Praxair manages its exposure to interest-rate changes through the use of financial derivatives (see Note 13 to the consolidated financial statements and the section entitled “Market Risks and Sensitivity Analyses” on page 43).

Debt-to-Capital Ratio

At December 31, 2006, Praxair’s total debt outstanding was $3,167 million, $280 million lower than $3,447 million at December 31, 2005. The December 31, 2006 debt balance includes $2,321 million in public notes and $846 million representing primarily worldwide bank borrowings. At December 31, 2006, Praxair was in compliance with its borrowing covenants and its global effective borrowing rate was approximately 6%. See Note 12 to the consolidated financial statements for additional information on the company’s indebtedness.

Cash used for financing activities was $905 million in 2006 compared to $438 million in 2005. This increase was primarily due to net debt repayments of $378 million during 2006. Dividend payments increased $90 million to $1.00 per share compared to $0.72 per share in 2005, an increase of 39%. Cash used for minority transactions and other decreased $35 million to $13 million in 2006 due primarily to dividend payments to a minority shareholder in Italy in 2005.

OTHER FINANCIAL DATA

The following discussion includes non-GAAP measures that may not be comparable to similar definitions used by other companies. Praxair believes that its debt-to-capital ratio is appropriate for measuring its financial leverage. The company believes that its after-tax return on capital ratio is an appropriate measure for judging performance as it reflects the approximate after-tax profit earned as a percentage of investments by all parties in the business (debt, minority interests and shareholders’ equity). See Non-GAAP Financial Measures on page 69 for definitions and reconciliation of these two non-GAAP measures to reported amounts.

Praxair’s debt-to-capital ratio decreased to 39.9% at December 31, 2006 versus 2005. The improvement is attributed to lower debt levels and an increase in shareholders’ equity due to 2006 net income slightly offset by an increase in 2006 dividends declared and paid.

After-tax return on capital increased to 14.6% at December 31, 2006 versus 2005 due primarily to the productivity increases achieved by growing operating profit at a faster rate than required capital investments.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The following table sets forth Praxair’s material contractual obligations and other commercial commitments as of December 31, 2006:

(Millions of dollars)	CONTRACTUAL OBLIGATIONS					OTHER COMMERCIAL COMMITMENTS
DUE OR EXPIRING BY DECEMBER 31,	DEBT AND CAPITALIZED LEASE MATURITIES	CONTRACTUAL INTEREST ON DEBT	OBLIGATIONS UNDER OPERATING LEASES	UNCONDITIONAL PURCHASE OBLIGATIONS	TOTAL	CONSTRUCTION COMMITMENTS	GUARANTEES AND OTHER	TOTAL
2007	$186	$148	$82	$220	$636	$671	$77	$748
2008	572	127	59	175	933	296	—	296
2009	608	117	47	150	922	3	1	4
2010	13	96	34	118	261	—	—	—
2011	509	87	22	115	733	—	—	—
Thereafter	1,279	132	71	413	1,895	—	11	11

	$3,167	$707	$315	$1,191	$5,380	$970	$89	$1,059

Debt and capitalized lease maturities of $3,167 million are more fully described in Note 12 to the consolidated financial statements and are included on the company’s balance sheet as long- and short-term liabilities. Maturities of short-term borrowings under the €450-million, five-year borrowing facility of $590 million are included in 2009 due to the company’s ability and intent to refinance amounts outstanding against this facility through the final maturity date under the terms of this agreement. In addition, $500 million of notes due in 2007 are reflected in 2011 maturities due to the company’s intent and ability to refinance this debt on a long-term basis.

Contractual interest on debt of $707 million represents interest the company is contracted to pay on outstanding long-term debt and capital lease obligations, calculated on a basis consistent with planned debt maturities. At December 31, 2006, Praxair had fixed-rate debt of $2,378 million and floating-rate debt of $789 million. The rate assumed for floating-rate debt was the rate in effect at December 31, 2006.

Obligations under operating leases of $315 million represent non-cancelable contractual obligations primarily for manufacturing and distribution equipment and office space. See Note 4 to the consolidated financial statements for further details.

Unconditional purchase obligations of $1,191 million represent contractual commitments under various long- and short-term take-or-pay arrangements with suppliers. These obligations are primarily minimum-purchase commitments for helium, electricity, natural gas and feedstock used to produce atmospheric gases, carbon dioxide and hydrogen. During 2006, payments under these contracts totaled $717 million, including $302 million for electricity and $278 million for natural gas. A significant portion of these obligations is passed on to customers through similar take-or-pay contractual arrangements. Purchase obligations that are not passed along to customers do not represent a significant risk to Praxair.

Construction commitments of $970 million represent outstanding commitments to customers or suppliers to complete authorized construction projects as of December 31, 2006. A significant portion of Praxair’s capital spending is related to the construction of new production facilities to satisfy customer commitments which may take a year or more to complete. Significant commitments include a large hydrogen plant in northern California to supply Chevron’s Richmond Refinery and a project with Jiangsu SOPO (Group) Co., Ltd in China to build an air separation unit to support their coal gasification project.

Guarantees and other of $89 million include $22 million related to required minimum pension contributions and $67 million related to Praxair’s contingent obligations under guarantees of certain debt of unconsolidated affiliates. Unconsolidated equity investees had total debt of approximately $285 million at December 31, 2006, which was non-recourse to Praxair with the exception of the guaranteed portions described above. Praxair has no financing arrangements with closely-held related parties.

See Note 18 to the consolidated financial statements for more information concerning commitments and contingencies. In addition, see Note 8 to the consolidated financial statements for a summary of long-term liabilities which consist primarily of pension and other post-retirement benefit liabilities (OPEB).

RETIREMENT BENEFITS

The non-cash SFAS No. 158 pension/OPEB funded status liability increased $67 million to $382 million at December 31, 2006 ($251 million after-tax) from the $315 million SFAS No. 87 minimum pension liability at December 31, 2005 ($206 million after-tax). The increase was due to the adoption of SFAS No. 158 which more than offset the strong pension asset return in 2006 (see Note 17 to the consolidated financial statements). The increase did not affect net income as the offsetting, after-tax charge was made to Accumulated Other Comprehensive Income within Shareholders’ Equity pursuant to U.S. GAAP.

Pension contributions were $126 million in 2006 and $140 million in 2005. Estimates of 2007 contributions are in the area of $25 million to $50 million.

Praxair assumes an expected return on plan assets for 2007 in the U.S. of 8.25%. In 2007, consolidated pension expense is expected to be approximately $51 million versus $56 million in 2006 and $44 million in 2005.

INSURANCE

Praxair purchases insurance to limit a variety of risks, including those related to workers’ compensation, third-party liability and property. Currently, the company self-retains the first $5 million per occurrence for workers’ compensation and general liability and retains $1 million to $5 million per occurrence for its various properties worldwide. To mitigate its aggregate loss potential above varying retentions, the company purchases insurance coverage from highly rated insurance companies at what it believes are reasonable coverage levels.

At December 31, 2006 and 2005, the company had recorded a total of $47 million and $42 million, respectively, representing an estimate of the retained liability for the ultimate cost of claims incurred and unpaid as of the balance sheet dates. The estimated liability is established using statistical analyses and is based upon historical experience, actuarial assumptions and professional judgment. These estimates are subject to the effects of trends in loss severity and frequency and are subject to a significant degree of inherent variability. If actual claims differ from the company’s estimates, financial results could be impacted.

Praxair recognizes estimated insurance proceeds relating to damages at the time of loss only to the extent of incurred losses. Any insurance recoveries for business interruption and for property damages in excess of the net book value of the property are recognized only when realized.

CRITICAL ACCOUNTING POLICIES

The policies discussed below are considered by management to be critical to understanding Praxair’s financial statements and accompanying Notes prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Their application places significant importance on management’s judgment as a result of the need to make estimates of matters that are inherently uncertain. Praxair’s financial position, results of operations and cash flows could be materially affected if actual results differ from estimates made. These policies are determined by management and have been reviewed by Praxair’s Audit Committee.

DEPRECIABLE LIVES OF PROPERTY, PLANT AND EQUIPMENT

Praxair’s net property, plant and equipment at December 31, 2006 was $6,694 million, representing 60% of the company’s consolidated total assets. Depreciation expense for the year ended December 31, 2006 was $681 million, or 10% of total operating costs. Management judgment is required in the determination of the estimated depreciable lives that are used to calculate the annual depreciation expense and accumulated depreciation.

Property, plant and equipment are recorded at cost and depreciated over the assets’ estimated useful lives on a straight-line basis for financial-reporting purposes. The estimated useful life represents the projected period of time that the asset will be productively employed by the company and is determined by management based on many factors, including historical experience with similar assets, technological life cycles, geographic locations and contractual supply relationships with on-site customers. Circumstances and events relating to these assets, such as on-site contract modifications, are monitored to ensure that changes in asset lives or impairments (see “Asset Impairment” below) are identified and prospective depreciation expense or impairment expense is adjusted accordingly. Praxair’s largest asset values relate to cryogenic air-separation production plants with average depreciable lives of 15 years.

Based upon the assets as of December 31, 2006, if depreciable lives of machinery and equipment, on average, were increased or decreased by one year, annual depreciation expense would be decreased by approximately $33 million or increased by approximately $37 million, respectively.

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

Several key assumptions are used in actuarial models to calculate pension expense and liability amounts recorded in the financial statements. Management believes the three most significant variables in the models are the expected long-term rate of return on plan assets, the discount rate, and the expected rate of compensation increase. The actuarial models also use assumptions for various other factors, including employee turnover, retirement age, and mortality. Praxair management believes the assumptions used in the actuarial calculations are reasonable, reflect the company’s experience and expectations for the future and are within accepted practices in each of the respective geographic locations in which it operates. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors.

The weighted-average expected long-term rates of return on pension plan assets were 8.25% for U.S. plans and 8.30% for international plans at December 31, 2006 (8.50% and 7.75%, respectively, at December 31, 2005). These rates are determined annually by management based on a weighted average of current and historical market trends, historical and expected portfolio performance and the current and expected portfolio mix of investments. A 0.50% change in these expected long-term rates of return, with all other variables held constant, would change Praxair’s pension expense by approximately $7 million.

The weighted-average discount rates for pension plan liabilities were 5.88% for U.S. plans and 6.0% for international plans at December 31, 2006 (5.62% and 5.45%, respectively, at December 31, 2005). These rates are used to calculate the present value of plan liabilities and are determined annually by management. The discount rate for the U.S. plan is established utilizing a bond matching model provided by the company’s independent actuaries. The portfolio of bonds includes only Moody’s Aa-graded corporate bonds and matches the U.S. plan’s projected cash flows to the spot rates and calculates the single equivalent discount rate which produces the same present value. The discount rates for the international plans are based on market yields for high-quality fixed income investments representing the approximate duration of the pension liabilities on the measurement date. A 0.50% change in discount rates, with all other variables held constant, would change Praxair’s pension expense by approximately $10 million and would impact the projected benefit obligation (PBO) by approximately $115 million.

The weighted-average expected rate of compensation increase was 3.50% for U.S. plans and 3.0% for international plans at December 31, 2006 (3.25% and 3.0%, respectively, at December 31, 2005). The estimated annual compensation increase is determined by management every year and is based on historical trends and market indices. A 0.50% change in the expected rate of compensation increase, with all other variables held constant, would change Praxair’s pension expense by approximately $4 million and would impact the PBO by approximately $21 million. A change in this assumption usually coincides with a change in the discount rate assumption, and the earnings impacts generally offset one another.

ASSET IMPAIRMENT

GOODWILL

At December 31, 2006, the company had goodwill of $1,613 million, which represents the aggregate of the excess purchase price for acquired businesses over the fair value of the net assets acquired.

The company performs a goodwill impairment test annually in the second quarter or more frequently if events or circumstances indicate that an impairment loss may have been incurred. The impairment test requires that the company estimate and compare the fair value of its reporting units to their carrying value. Fair value is determined through the use of projected future cash flows, multiples of earnings and sales and other factors.

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

See Note 10 to the consolidated financial statements for disclosures concerning the carrying value of goodwill.

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

INCOME TAXES

At December 31, 2006, Praxair had deferred tax assets of $462 million (net of valuation allowances of $ 234 million), and deferred tax liabilities of $973 million. Income tax expense was $355 million for the year ended December 31, 2006.

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

NEW ACCOUNTING STANDARDS

See Notes 1 and 2 to the consolidated financial statements for information concerning new accounting standards and the impact of the implementation of these standards on the company’s financial statements.

MARKET RISKS AND SENSITIVITY ANALYSES

Praxair is exposed to market risks relating to fluctuations in interest rates and currency exchange rates. The objective of financial risk management at Praxair is to minimize the negative impact of interest rate and foreign exchange rate fluctuations on the company’s earnings, cash flows and equity.

To manage these risks, Praxair uses various derivative financial instruments, including interest-rate swaps, currency swaps, forward contracts and commodity contracts. Praxair only uses commonly traded and non-leveraged instruments. These contracts are entered into primarily with major banking institutions thereby minimizing the risk of credit loss. Also, see Notes 1 and 13 to the consolidated financial statements for a more complete description of Praxair’s accounting policies and use of such instruments.

The following discussion presents the sensitivity of the market value, earnings and cash flows of Praxair’s financial instruments to hypothetical changes in interest and exchange rates assuming these changes occurred at December 31, 2006. The range of changes chosen for these discussions reflect Praxair’s view of changes which are reasonably possible over a one-year period. Market values represent the present values of projected future cash flows based on interest rate and exchange rate assumptions.

INTEREST RATE AND DEBT SENSITIVITY ANALYSIS

At December 31, 2006, Praxair had debt totaling $3,167 million ($3,447 million at December 31, 2005). There were no interest-rate swap agreements outstanding at December 31, 2006 and 2005, respectively. As considered necessary, interest-rate swaps are entered into as hedges of underlying financial instruments to effectively change the characteristics of the interest rate without actually changing the underlying financial instrument. For fixed-rate instruments, interest-rate changes affect the fair market value but do not impact earnings or cash flows. Conversely, for floating-rate instruments, interest-rate changes generally do not affect the fair market value but impact future earnings and cash flows, assuming other factors are held constant.

At December 31, 2006, Praxair had fixed-rate debt of $2,378 million and floating-rate debt of $789 million, representing 75% and 25%, respectively, of total debt. At December 31, 2005, Praxair had fixed-rate debt of $2,241 million and floating-rate debt of $1,206 million, representing 65% and 35%, respectively, of total debt. Holding other variables constant (such as foreign exchange rates, swaps and debt levels), a one-percentage-point decrease in interest rates would increase the unrealized fair market value of the fixed-rate debt by approximately $84 million ($71 million in 2005). At December 31, 2006 and 2005, the after-tax earnings and cash flows impact for the subsequent year resulting from a one-percentage-point increase in interest rates would be approximately $5 million and $8 million, respectively, holding other variables constant.

EXCHANGE RATE SENSITIVITY ANALYSIS

Praxair’s exchange-rate exposures result primarily from its investments and ongoing operations in South America (primarily Brazil, Argentina and Venezuela), Europe (primarily Italy, Spain, and Germany), Canada, Mexico, Asia (primarily China, India, Korea and Thailand) and other business transactions such as the procurement of equipment from foreign sources. Among other techniques, Praxair utilizes foreign exchange forward contracts to hedge these exposures. At December 31, 2006, Praxair had $758 million notional amount ($768 million at December 31, 2005) of foreign exchange contracts of which all ($756 million in 2005) were to hedge recorded balance-sheet exposures or forecasted transactions. At December 31, 2006, there were no foreign exchange contracts to hedge anticipated net income ($12 million at December 31, 2005).

Holding other variables constant, if there were a 10% adverse change in foreign-currency exchange rates for the portfolio, the fair market value of foreign-currency contracts outstanding at December 31, 2006 and 2005 would decrease by approximately $40 million and $5 million, respectively, which would be offset by an equal but offsetting gain or loss on the foreign-currency fluctuation of the underlying exposure being hedged.

FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s reasonable expectations and assumptions as of the date the statements are made but involve risks and uncertainties. These risks and uncertainties include, without limitation: the performance of stock markets generally; developments in worldwide and national economies and other international events and circumstances; changes in foreign currencies and in interest rates; the cost and availability of electric power, natural gas and other raw materials; the ability to achieve price increases to offset cost increases; catastrophic events including natural disasters, epidemics and acts of war and terrorism; the ability to attract, hire, and retain qualified personnel; the impact of changes in financial accounting standards; the impact of tax, environmental, home healthcare and other legislation and government regulation in jurisdictions in which the company operates; the cost and outcomes of litigation and regulatory agency actions; continued timely development and market acceptance of new products and applications; the impact of competitive products and pricing; future financial and operating performance of major customers and industries served; and the effectiveness and speed of integrating new acquisitions into the business. These risks and uncertainties may cause actual future results or circumstances to differ materially from the projections or estimates contained in the forward-looking statements. The company assumes no obligation to update or provide revisions to any forward-looking statement in response to changing circumstances. The above listed risks and uncertainties are further described in Item 1A (Risk Factors) in the company’s latest Annual Report on Form 10-K filed with the SEC which should be reviewed carefully. Please consider the company’s forward-looking statements in light of those risks.

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

Principles of Consolidation – The consolidated financial statements include the accounts of all significant subsidiaries where control exists and, in limited situations, variable-interest entities where the company is the primary beneficiary. Equity investments generally consist of 20% to 50% owned operations where the company exercises significant influence. Operations less than 20% owned, where the company does not exercise significant influence, are generally carried at cost. Pre-tax income from equity investments that are partnerships or limited-liability corporations (LLC) is included in Other income (expenses) – net with related taxes included in Income taxes and remaining equity earnings are reported as Income from equity investments, net of income taxes. Partnership and LLC net assets are reported as Equity investments in the balance sheet. Significant inter-company transactions are eliminated and any significant related-party transactions have been disclosed.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results could differ, management believes such estimates to be reasonable.

Revenue Recognition – Revenue is recognized when: a firm sales agreement exists; product is shipped or services are provided to customers; and collectibility of the fixed or determinable sales price is reasonably assured. A small portion of the company’s revenues relate to long-term construction contracts and are generally recognized using the percentage-of-completion method. Under this method, revenues from sales of major equipment, such as large air-separation facilities, are recognized based primarily on cost incurred to date compared with total estimated cost. Changes to total estimated cost and anticipated losses, if any, are recognized in the period determined. For contracts that contain multiple products and/or services, amounts assigned to each component are based on its objectively determined fair value, such as the sales price for the component when it is sold separately or competitor prices for similar components. Certain of the company’s customer contracts qualify for lease accounting treatment under EITF Issue 01-8, “Determining Whether an Arrangement Contains a Lease.” The associated revenue streams are classified as rental revenue and are not significant. Sales returns and allowances are not a normal practice in the industry and are de minimis.

Amounts billed for shipping and handling fees are recorded as sales, generally on FOB destination terms, and costs incurred for shipping and handling are recorded as cost of sales.

Amounts billed for sales and use taxes, value-added taxes, and certain excise and other specific transactional taxes imposed on revenue producing transactions are presented on a net basis and are not included in sales in the consolidated statement of income.

Cash Equivalents – Cash equivalents are considered to be highly liquid securities with original maturities of three months or less.

Inventories – Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for certain U.S. operations and the average-cost method for most other operations.

Property, Plant and Equipment – Net – Property, plant and equipment are carried at cost, net of accumulated depreciation. The company capitalizes interest as part of the cost of constructing major facilities (see Note 5). Depreciation is calculated on the straight-line method based on the estimated useful lives of the assets, which range from 3 years to 40 years (see Note 9). Praxair uses accelerated depreciation methods for tax purposes where appropriate. Maintenance of property, plant and equipment is generally expensed as incurred.

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

Asset-Retirement Obligations – An asset-retirement obligation is recognized in the period in which sufficient information exists to determine the fair value of the liability with a corresponding increase to the carrying amount of the related property, plant and equipment which is then depreciated over its useful life. The liability is initially measured at discounted fair value and then accretion expense is recorded in each subsequent period. The company’s asset-retirement obligations are primarily associated with its on-site long-term supply arrangements where the company has built a facility on land leased from the customer and is obligated to remove the facility at the end of the contract term. The company’s asset-retirement obligations are not material to its financial statements.

Foreign Currency Translation – For most foreign operations, the local currency is the functional currency and translation gains and losses are reported as part of the Accumulated other comprehensive income (loss) component of Shareholders’ equity as a cumulative translation adjustment (see Note 8). For other foreign operations, the U.S. dollar is the functional currency and translation gains and losses are included in income.

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

Changes in the fair value of derivatives designated as fair-value hedges are recognized in earnings as an offset to the change in the fair values of the underlying exposures being hedged. The changes in fair value of derivatives that are designated as cash-flow hedges are deferred in Accumulated other comprehensive income (loss) and are recognized in earnings as the underlying hedged transaction occurs. Any ineffectiveness is recognized in earnings immediately. Derivatives that are entered into for risk-management purposes and are not designated as hedges (primarily related to anticipated net income and currency derivatives other than for firm commitments) are recorded at their fair market values and recognized in current earnings.

The company recognizes the changes in the fair value associated with currency contracts as follows: hedges of debt instruments are recorded in interest expense and generally offset the underlying hedged items. Hedges of other balance-sheet exposures, commodity contracts, forecasted transactions, lease obligations, firm commitments and anticipated future net income are recognized in Other income (expenses) – net and generally offset the underlying hedged items. Hedges of net investments in foreign subsidiaries are recognized in the cumulative translation adjustment component of Accumulated other comprehensive income (loss) on the consolidated balance sheet to offset translation gains and losses associated with the hedged net investment.

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

Goodwill – Acquisitions are accounted for using the purchase method which requires allocation of the purchase price to assets acquired and liabilities assumed based on estimated fair values. Any excess of the purchase price over the fair value of the assets and liabilities acquired is recorded as goodwill (see Note 10). Allocations of the purchase price are based on preliminary estimates and assumptions at the date of acquisition. Allocations are subject to revision based on final information received, including appraisals and other analyses which support underlying estimates.

Goodwill is reviewed annually in the second quarter or more frequently if events or circumstances indicate that an impairment may have occurred. The impairment test requires that the company estimate and compare the fair value of its reporting units to their carrying value. Fair value is determined through the use of projected future cash flows, multiples of earnings and sales and other factors.

Other Intangible Assets – Patents are recorded at historical cost and are amortized over their remaining useful lives. Customer and license/use agreements, non-compete agreements and patents and other intangibles are amortized over the estimated period of benefit. The determination of the estimated period of benefit will be dependent upon the use and underlying characteristics of the intangible asset. Praxair evaluates the recoverability of its intangible assets subject to amortization when facts and circumstances indicate that the carrying value of the asset may not be recoverable. If the carrying value is not recoverable, impairment is measured as the amount by which the carrying value exceeds its estimated fair value. Fair value is generally estimated based on either appraised value or other valuation techniques.

Income Taxes – Deferred income taxes are recorded for the temporary differences between the financial statement and tax bases of assets and liabilities using currently enacted tax rates. Valuation allowances are established against deferred tax assets whenever circumstances indicate that it is more likely than not that such assets will not be realized in future periods. The provision for income taxes includes probable exposures for tax matters and related interest and penalties when assessed, if applicable. Interest and penalties are classified as income tax expense in the financial statements.

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

Stock-based Compensation – In 2006, the company adopted Statement of Financial Accounting Standard (SFAS) No. 123 (revised 2004), “Share-Based Payment” and related interpretations (SFAS No. 123R) which require the measurement and recognition of compensation expense for all share-based payments to employees and directors based on their fair value. Stock option expense is recognized on a straight-line basis over the stated vesting period. For stock option awards granted to full-retirement-eligible employees, expense is recognized over the period from the grant date to the date retirement eligibility is achieved.

The company has elected the modified prospective transition method as permitted by SFAS No. 123R. Prior periods have not been restated to reflect the impact of stock option expense. Stock option expense is recorded for all new and unvested stock options that are expected to vest over the service period beginning on January 1, 2006.

Prior to 2006, the company accounted for stock options using the intrinsic value method under Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees.” Accordingly, prior to 2006, stock option expense was not recognized in net income as the exercise price of options granted was equal to the market value of the stock at the date of grant. Pro forma net income and earnings per share amounts as if stock option expense had been recognized based on fair value for 2005 and 2004 are provided in Note 16.

Prior to the adoption of SFAS No. 123R, the company presented tax benefits resulting from the exercise of stock options as operating cash flows in the Consolidated Statements of Cash Flows. SFAS No. 123R requires that cash flows resulting from tax deductions in excess of that which would have been recognized had SFAS No. 123 been applied in previous periods be classified as financing cash flows.

See Note 16 for further disclosures relating to stock-based compensation.

RECENTLY ISSUED ACCOUNTING STANDARDS

ACCOUNTING STANDARDS IMPLEMENTED IN 2006

Effective January 1, 2006, the company adopted SFAS No. 123R which requires the measurement and recognition of compensation expense for all share-based payments to employees and directors based on their fair value effective January 1, 2006. See Note 16 for information relating to the implementation of this standard and other required stock-based compensation disclosures.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB Statement No. 3.” Effective January 1, 2006, SFAS No. 154 requires retrospective application for changes in accounting principle whenever practicable, rather than including the cumulative effect of an accounting change in net income in the period of change. SFAS No. 154 applies to voluntary changes in accounting principle and also changes required by new accounting pronouncements if specific transition provisions are not provided. The adoption of this statement did not have a material impact on the company’s consolidated financial statements.

In September 2005, the Emerging Issues Task Force (“EITF”) ratified EITF 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty.” This issue addresses the circumstances under which two or more inventory purchase and sales transactions with the same counterparty should be viewed as a single exchange transaction and whether there are circumstances under which such nonmonetary exchanges should be accounted for at fair value. The adoption of this interpretation is effective for new or modified agreements for fiscal periods beginning after March 15, 2006. The adoption of this statement did not have a material impact on the company’s consolidated financial statements.

              In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires the quantification of misstatements based on their impact to both the balance sheet and the income statement to determine materiality. The guidance provides for a onetime cumulative-effect adjustment to correct for misstatements for errors that were not deemed material under a company’s prior approach but are material under the SAB 108 approach. SAB 108 is effective for the fiscal year ended December 31, 2006 for Praxair and did not impact the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, 132(R)” (SFAS No. 158), effective December 31, 2006 for Praxair. Under the new standard, companies are required to recognize the funded status of their pension and other postretirement plans on their balance sheet beginning in the fourth quarter 2006 using the projected benefit obligation and accumulated postretirement benefit obligation. See Note17 for information related to the adoption of SFAS No. 158.

ACCOUNTING STANDARDS TO BE IMPLEMENTED

In July 2006, the FASB issued FASB Interpretation No. (FIN) 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109” which clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 is a comprehensive model for how a company should recognize, measure, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. Under FIN 48, a company will recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. Additionally, companies will be required to accrue interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws. This interpretation is effective on January 1, 2007 for Praxair and any initial impact is required to be recorded as an adjustment directly to the beginning balance of consolidated retained earnings as a change in accounting principle in the first quarter of 2007. The company is currently in the process of finalizing its assessment of the initial impact of this interpretation on the consolidated financial statements; however, based on current estimates, the required reduction to consolidated retained earnings could range up to approximately $170 million with no cash flow impact.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which provides a single definition of fair value, and requires additional disclosure about the use of fair value to measure assets and liabilities. The standard emphasizes that fair value is a market-based measurement and should be determined based on the assumptions that market participants would use in valuing assets or liabilities. This standard is effective on January 1, 2008 for Praxair and the company is currently in the process of evaluating the impact of this interpretation on the consolidated financial statements.

Reclassifications – Certain prior years’ amounts have been reclassified to conform to the current year’s presentation.

NOTE 2. CHANGE IN ACCOUNTING PRINCIPLE

Effective December 31, 2005, Praxair adopted FIN 47, “Accounting for Conditional Asset Retirement Obligations,” which provides guidance on when a company has sufficient information to reasonably estimate an asset-retirement obligation’s fair value as required under SFAS 143, “Accounting for Asset Retirement Obligations.” Under FIN 47, uncertainty as to the timing and/or method of settlement of a conditional asset-retirement obligation should be factored into the measurement of the liability when sufficient information exists. At December 31, 2005, the company recognized transition amounts for existing asset-retirement obligation liabilities, associated capitalizable costs and accumulated depreciation to date. An after-tax transition charge of $6 million was recorded as the cumulative effect of a change in accounting principle for the year ended December 31, 2005.

NOTE 3. ACQUISITIONS

The results of operations of the following acquired businesses have been included in Praxair’s consolidated statements of income since their respective dates of acquisition.

CONSTAR LLC

On December 31, 2005, Praxair acquired the packaged gas business and facilities of Constar LLC for a purchase price of $31 million. The acquisition resulted in approximately $14 million of goodwill, adjusted for the final purchase price allocation. The business includes 10 facilities in Georgia, Tennessee and South Carolina which fill and distribute high-pressure industrial, medical and specialty-gas cylinders and other gas containers. Constar also operates several retail stores for the sale of welding and related equipment, supplies and services. The acquisition facilitated Praxair’s expansion into a new geography and strengthened the company’s ability to serve customers throughout North America.

GERMAN ACQUISITION

On December 2, 2004, Praxair acquired certain industrial gas assets and related businesses in Germany for a purchase price of €497 million plus acquisition and other costs of €7 million (or $667 million as of the date of acquisition). The acquisition resulted in approximately $258 million of goodwill. Intangible assets acquired of approximately $28 million consist of covenants not to compete, land rights and other intangible assets which are being amortized over a weighted-average life of 10 years. The purchase was funded largely by a €450 million, five-year revolving-credit arrangement which Praxair entered into with a syndicate of international banks in November 2004 (see Note 12). The assets and businesses acquired consist of industrial gas plants and pipeline assets in the Rhine/Ruhr and Saar areas, and bulk distribution and packaged gas businesses. The businesses serve large customers in the refining, chemical and steel industries along the pipeline systems, plus smaller customers in bulk, medical, specialty and packaged gases. The acquisition significantly strengthened Praxair’s operations in the Germany/Benelux region.

HOME CARE SUPPLY (HCS)

On June 15, 2004, Praxair acquired 100% of the outstanding common shares of Home Care Supply, Inc. (HCS) for a purchase price of $245 million. The acquisition resulted in approximately $172 million of goodwill. Intangible assets acquired of approximately $12 million consist of customer relationships and covenants not to compete which are being amortized over a weighted-average life of 3 years. Headquartered in Beaumont, Texas, HCS was a privately held home-respiratory and medical-equipment provider in the United States. The acquisition expanded Praxair’s home-healthcare presence from the mid-Atlantic to Texas, provides an excellent platform for sustained growth and will further accelerate Praxair’s hospital-to-home strategy.

Other acquisitions in 2006, 2005, and 2004 were not significant.

NOTE 4. LEASES

In the normal course of its business, Praxair enters into various leases primarily involving manufacturing and distribution equipment and office space. Non-cancelable operating lease commitments extending for more than one year require future minimum payments totaling $315 million at December 31, 2006 as follows: 2007, $82 million; 2008, $59 million; 2009, $47 million; 2010, $34 million; 2011, $22 million and $71 million thereafter. The present value of these future lease payments under operating leases is approximately $263 million. Total lease and rental expenses under operating leases were $97 million in 2006, $96 million in 2005, and $88 million in 2004. Capital leases are not significant and are included in property, plant and equipment – net. Related obligations are included in debt.

NOTE 5. SUPPLEMENTARY INCOME STATEMENT INFORMATION

(Millions of dollars)
YEAR ENDED DECEMBER 31,	2006	2005	2004
SELLING, GENERAL AND ADMINISTRATIVE
Selling	$503	$475	$424
General and administrative (a)	583	512	445

	$1,086	$987	$869

DEPRECIATION AND AMORTIZATION
Depreciation	$681	$649	$565
Amortization of other intangibles	15	16	13

	$696	$665	$578

OTHER INCOME (EXPENSES) – NET
Net income hedges (Note 13)	$—	$(5)	$(2)
Other currency	(3)	1	(1)
Partnership income	30	23	15
Severance expense	(15)	(10)	(10)
Gain on divestitures (b)	14	—	13
Insurance recoveries	15	—	—
St. Louis distribution facility fire	—	(8)	—
Customer obligation settlement	—	20	—
U.S. Gulf Coast hurricanes impact	—	(16)	—
Other – net	(9)	5	5

	$32	$10	$20

INTEREST EXPENSE – NET
Interest incurred on debt	$181	$179	$167
Interest capitalized	(21)	(11)	(7)
Amortization of swap termination costs (Note 13)	(5)	(5)	(5)

	$155	$163	$155

(a)	2006 includes stock option expense of $39 million. 2005 and 2004 do not include stock option expense.
(b)	2006 amount represents a gain of $14 million, $3 million after-tax, relating to the divestiture of the aviation services business and a Turkish joint venture. 2004 includes a gain from resolution of a prior divestiture matter.

NOTE 6. INCOME TAXES

Pre-tax income applicable to U.S. and foreign operations is as follows:

(Millions of dollars)
YEAR ENDED DECEMBER 31,	2006	2005	2004
United States	$424	$304	$281
Foreign	940	826	667

Total income before income taxes	$1,364	$1,130	$948

The following is an analysis of the provision for income taxes:

(Millions of dollars)
YEAR ENDED DECEMBER 31,	2006	2005	2004
CURRENT TAX EXPENSE
U.S. Federal	$77	$56	$41
State and local	11	10	4
Foreign	177	110	98

	265	176	143

DEFERRED TAX EXPENSE
U.S. Federal	52	79	41
Foreign (a)	38	121	48

	90	200	89

Total income taxes	$355	$376	$232

(a)	2005 includes $67 million related to valuation allowance adjustments, primarily in Brazil.

An analysis of the difference between the provision for income taxes and the amount computed by applying the U.S. statutory income tax rate to pre-tax income follows:

(Dollar amounts in millions)
YEAR ENDED DECEMBER 31,	2006		2005		2004
U.S. statutory income tax rate	$477	35.0%	$395	35.0%	$332	35.0%
State and local taxes – net of federal benefit	7	0.5%	4	0.4%	6	0.6%
U.S. tax credits and deductions (a)	(10)	-0.7%	(8)	-0.7%	(13)	-1.3%
Foreign tax rate differentials (b)	(114)	-8.4%	(103)	-9.1%	(87)	-9.2%
Repatriation and other foreign tax adjustments (c)	—	—	92	8.1%	—	—
Tax audit settlements (d)	(5)	-0.4%	(1)	-0.1%	(3)	-0.3%
Other – net	—	—	(3)	-0.3%	(3)	-0.3%

Provision for income taxes	$355	26.0%	$376	33.3%	$232	24.5%

(a)	U.S. tax credits and deductions relate to research and experimentation tax credits, export tax credits and manufacturing deductions.
(b)	Foreign tax rate differentials include various tax incentives in Spain. The company also operates in various jurisdictions in Asia and South America that currently offer tax holidays. In 2005, a net $9-million income-tax benefit was recorded in Europe related principally to a tax legislation change.
(c)	Tax charge in 2005 related to the repatriation of foreign earnings pursuant to the American Jobs Creation Act of 2004 ($67 million) and other foreign tax adjustments made to tax reserves and valuation allowances ($25 million).
(d)	The tax audit settlements represent non-recurring benefits resulting from the settlement of various tax matters in the U.S.

During 2006, the taxing authority in Spain decreased its top marginal tax rate and during 2004, the taxing authority in Mexico decreased its top marginal rate. The effects of the tax-rate changes were immaterial.

Net deferred tax liabilities included in the consolidated balance sheet are comprised of the following:

(Millions of dollars)
DECEMBER 31,	2006	2005
DEFERRED TAX LIABILITIES
Fixed assets	$867	$861
State and local	12	12
Other	94	62

	$973	$935

DEFERRED TAX ASSETS
Carryforwards	$292	$280
Benefit plans and related (a)	210	194
U.S. alternative minimum tax credits	—	25
Research and development	36	44
Inventory	10	11
Other	148	125

	696	679
Less: Valuation allowances	(234)	(206)

	$462	$473

NET DEFERRED TAX LIABILITIES	$511	$462

Recorded as:
Current deferred tax assets (Note 8)	$87	$112
Long-term deferred tax liabilities (Note 8)	598	574

	$511	$462

(a)	Includes deferred taxes of $131 million in 2006 and $109 million in 2005 related to pension/OPEB funded status and minimum pension liability, respectively.

              Praxair evaluates deferred tax assets quarterly to ensure that estimated future taxable income will be sufficient in character (e.g., capital gain versus ordinary income treatment), amount and timing to result in their recovery. After considering the positive and negative evidence, a valuation allowance is established when management determines that it is more likely than not that a deferred tax asset will not be realized to reduce the assets to their realizable value. Considerable judgment is required in establishing deferred tax valuation allowances. At December 31, 2006, Praxair had $292 million of deferred tax assets relating to net operating losses (primarily foreign). Of this amount, $230 million relates primarily to NOLs in a Brazilian subsidiary, for which Praxair has a 100% valuation allowance. The valuation allowance increase in 2006 is primarily related to Brazilian NOLs along with related currency movements. The remaining $62 million of carryforwards expire principally through 2018 with no valuation allowances required. The U.S. alternative minimum credits were utilized in 2006.

A provision has not been made for additional U.S. Federal or foreign taxes at December 31, 2006 on $2.0 billion of undistributed earnings of foreign subsidiaries because Praxair intends to reinvest these funds indefinitely to support foreign growth opportunities. It is not practicable to estimate the unrecognized deferred tax liability on these undistributed earnings. These earnings could become subject to additional tax if they are remitted as dividends, loaned to Praxair, or upon sale of the subsidiary’s stock.

During 2006, the IRS completed its audit and issued its final assessment related to Praxair’s U.S. Federal income tax returns for the 2003 and 2004 tax years, resulting in an immaterial adjustment to the consolidated financial statements.

NOTE 7. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income for the period by the weighted average number of Praxair common shares outstanding. Diluted earnings per share is computed by dividing net income for the period by the weighted average number of Praxair common shares outstanding and dilutive common stock equivalents, as follows:

	2006	2005	2004
NUMERATOR (MILLIONS OF DOLLARS)
Income before cumulative effect of change in accounting principle	$988	$732	$697
Cumulative effect of change in accounting principle	—	(6)	—

Net income	$988	$726	$697

DENOMINATOR (THOUSANDS OF SHARES)
Weighted average shares outstanding	322,444	322,658	324,706
Shares earned and issuable under compensation plans	1,051	1,107	1,185

Weighted average shares used in basic earnings per share	323,495	323,765	325,891
Effect of dilutive securities
Convertible debt	—	146	205
Employee stock options	5,798	5,774	5,307

Weighted average shares used in diluted earnings per share	329,293	329,685	331,403

BASIC EARNINGS PER COMMON SHARE
Income before cumulative effect of change in accounting principle	$3.05	$2.26	$2.14
Net income	$3.05	$2.24	$2.14

DILUTED EARNINGS PER COMMON SHARE
Income before cumulative effect of change in accounting principle	$3.00	$2.22	$2.10
Net income	$3.00	$2.20	$2.10

Stock options for 1,000, 74,200 and 40,000 shares were not included in the computation of diluted earnings per share for the years ended December 31, 2006, 2005 and 2004, respectively, because the exercise prices were greater than the average market price of the common stock.

NOTE 8. SUPPLEMENTARY BALANCE SHEET INFORMATION

(Millions of dollars)
DECEMBER 31,	2006	2005
ACCOUNTS RECEIVABLE
Trade	$1,461	$1,357
Other	90	101

	1,551	1,458
Less: allowance for doubtful accounts (a)	(95)	(72)

	$1,456	$1,386

INVENTORIES (b)
Raw materials and supplies	$104	$90
Work in process	50	67
Finished goods	227	216

	$381	$373

PREPAID AND OTHER CURRENT ASSETS
Deferred income taxes (Note 6)	$87	$112
Prepaid	49	53
Other	50	36

	$186	$201

OTHER LONG-TERM ASSETS
Pension assets (Note 17)	$102	$81
Insurance contracts (c)	77	72
Long-term receivables	97	90
Deposits	42	48
Investments carried at cost	12	13
Deferred charges	14	11
Other	103	91

	$447	$406

OTHER CURRENT LIABILITIES
Accrued expenses	$190	$202
Payrolls	161	104
Pension and postretirement (Note 17)	42	127
Interest payable	32	33
Employee benefit accrual	28	28
Severance	12	12
Insurance reserves	15	10
Other	115	126

	$595	$642

OTHER LONG-TERM LIABILITIES
Pension and postretirement (Note 17)	$515	$421
Insurance reserves	32	32
Other	384	380

	$931	$833

DEFERRED CREDITS
Deferred income taxes (Note 6)	$598	$574
Other	58	53

	$656	$627

(Millions of dollars)
DECEMBER 31,	2006	2005
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Cumulative translation adjustment
North America	$(120)	$(112)
South America (d)	(759)	(852)
Europe	(12)	(52)
Asia	(10)	(40)
Surface technologies	26	6

	(875)	(1,050)
Derivatives – net of taxes	(1)	(1)
Pension/OPEB funded status obligation (net of $131 million and $109 million taxes in 2006 and 2005, respectively) (e)	(251)	(206)

	$(1,127)	$(1,257)

(a)	Provisions to the allowance for doubtful accounts were $52 million, $36 million, and $24 million in 2006, 2005, and 2004, respectively. The remaining allowance activity in each period related primarily to write-offs of uncollectible amounts, net of recoveries and currency movements.
(b)	Approximately 15% and 16% of total inventories were valued using the LIFO method at December 31, 2006 and 2005, respectively. If inventories had been valued at current costs, they would have been approximately $19 million and $21 million higher than reported at December 31, 2006 and 2005, respectively.
(c)	Consists primarily of insurance contracts and other investments to be utilized for non-qualified pension and OPEB obligations (see Note 17).
(d)	Consists primarily of currency translation adjustments in Brazil and Argentina.
(e)	Minimum pension liability in 2005.

NOTE 9. PROPERTY, PLANT AND EQUIPMENT – NET

Significant classes of property, plant and equipment are as follows:

(Millions of dollars)
DECEMBER 31,	2006	2005
Machinery and equipment	$11,989	$11,133
Buildings	783	734
Construction in progress and other	858	550
Land and land improvements	267	244

	13,897	12,661
Less: accumulated depreciation	(7,203)	(6,553)

	$6,694	$6,108

Machinery and equipment includes production plants, tanks, cylinders, transportation equipment and other assets that have useful lives of 3 years to 30 years. Buildings have useful lives of 25 years to 40 years and land improvements have useful lives of up to 20 years.

NOTE 10. GOODWILL

Changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2005 were as follows:

(Millions of dollars)	NORTH AMERICA	SOUTH AMERICA	EUROPE	ASIA	SURFACE TECHNOLOGIES	TOTAL
BALANCE, DECEMBER 31, 2004	$974	$138	$331	$28	$80	$1,551
Acquisitions	18	1	2	—	—	21
Purchase adjustments (a)	(7)	—	4	—	—	(3)
Foreign currency translation	6	22	(44)	(1)	(6)	(23)
Other	—	—	—	(1)	—	(1)

BALANCE, DECEMBER 31, 2005	$991	$161	$293	$26	$74	$1,545
Acquisitions	4	2	—	—	—	6
Purchase adjustments	3	—	—	—	—	3
Foreign currency translation	—	18	31	3	5	57
Other	—	—	2	—	—	2

BALANCE, DECEMBER 31, 2006	$998	$181	$326	$29	$79	$1,613

(a)	Purchase adjustments in North America pertain primarily to the resolution of prior-year tax matters. Purchase adjustments in Europe relate to the December 2004 German acquisition. The adjustments to goodwill had no impact on the income statement.

The annual impairment tests required by SFAS No. 142, “Goodwill and Other Intangible Assets,” for 2004, 2005 and 2006 were performed during the second quarter of each year and no impairments were indicated.

NOTE 11. OTHER INTANGIBLE ASSETS

The following is a summary of Praxair’s other intangible assets at December 31, 2006 and 2005:

(Millions of dollars) FOR THE YEAR ENDED DECEMBER 31, 2006	CUSTOMER & LICENSE/USE AGREEMENTS	NON-COMPETE AGREEMENTS	PATENTS & OTHER	TOTAL
Cost:
Balance, December 31, 2005	$71	$38	$17	$126
Additions	5	2	—	7
Foreign currency translation	2	1	—	3
Other	(6)	(2)	(1)	(9)

Balance, December 31, 2006	72	39	16	127

Less: accumulated amortization:
Balance, December 31, 2005	(22)	(18)	(5)	(45)
Amortization expense	(6)	(8)	(1)	(15)
Foreign currency translation	(1)	—	—	(1)
Other	3	2	—	5

Balance, December 31, 2006	(26)	(24)	(6)	(56)

Net balance at December 31, 2006	$46	$15	$10	$71

(Millions of dollars) FOR THE YEAR ENDED DECEMBER 31, 2005	CUSTOMER & LICENSE/USE AGREEMENTS	NON-COMPETE AGREEMENTS	PATENTS & OTHER	TOTAL
Cost:
Balance, December 31, 2004	$70	$36	$17	$123
Additions	7	5	—	12
Foreign currency translation	(3)	(1)	—	(4)
Other	(3)	(2)	—	(5)

Balance, December 31, 2005	71	38	17	126

Less: accumulated amortization:
Balance, December 31, 2004	(18)	(13)	(4)	(35)
Amortization expense	(8)	(7)	(1)	(16)
Foreign currency translation	1	—	—	1
Other	3	2	—	5

Balance, December 31, 2005	(22)	(18)	(5)	(45)

Net balance at December 31, 2005	$49	$20	$12	$81

There are no expected residual values related to these intangible assets. Amortization expense for the years ended December 31, 2006, 2005, and 2004 was $15 million, $16 million, and $13 million, respectively. The remaining weighted-average amortization period for intangible assets is approximately 12 years. Total estimated annual amortization expense is as follows: 2007, $15 million; 2008, $10 million; 2009, $7 million; 2010, $6 million; 2011, $5 million and $28 million thereafter.

NOTE 12. DEBT

The following is a summary of Praxair’s outstanding debt at December 31, 2006 and 2005:

(Millions of dollars)	2006	2005
SHORT-TERM
U.S. bank borrowings	$9	$—
Canadian borrowings	—	91
South American borrowings	35	32
Asian borrowings	79	95
Other international borrowings	7	13

Total short-term debt	130	231

LONG-TERM
U.S. Borrowings
6.90% Notes due 2006	—	250
4.75% Notes due 2007	250	250
6.625% Notes due 2007	250	250
6.50% Notes due 2008	250	250
2.75% Notes due 2008 (a)	299	299
6.375% Notes due 2012 (a, b)	524	529
3.95% Notes due 2013 (a)	349	349
5.375% Notes due 2016 (a)	399	—
Other borrowings	8	9
European borrowings	590	786
Canadian borrowings	—	140
South American borrowings	83	54
Asian borrowings	21	34
Other international borrowings	4	4
Obligations under capital lease	10	12

	3,037	3,216
Less: current portion of long-term debt	(56)	(290)

Total long-term debt	2,981	2,926

Total debt	$3,167	$3,447

(a)	Amounts are net of unamortized discounts.
(b)	December 31, 2006 and 2005 include a $25 million and $30 million fair value increase, respectively, related to SFAS 133 hedge accounting (see Note 13).

On November 1, 2006, Praxair repaid $250 million of 6.90% notes that were due. The repayment was initially funded through the issuance of commercial paper. On November 2, 2006, Praxair issued $400 million of 5.375% notes due 2016. The proceeds were used to repay outstanding commercial paper and for general corporate purposes.

In 2005, the company entered into a five-year, $400-million revolving credit facility in Europe and a five-year, $200-million revolving credit facility in Canada with a syndicate of international banks. At December 31, 2006, there were no balances outstanding against either facility. At December 31, 2005, $253 million and $140 million were outstanding against the $400-million facility and $200-million facility at a weighted-average interest rate of 2.63% and 3.76%, respectively. The company has the ability to draw against each facility in one of four currencies in amounts not to exceed the then U.S. dollar equivalent of $400 million and $200 million, respectively.

In 2004, the company entered into a €450-million, five-year borrowing facility with a syndicate of international banks. As of December 31, 2006, the amount outstanding against this facility was €450 million, or $590 million (€450 million, or $533 million at December 31, 2005). The proceeds were used to acquire the German assets referenced in Note 3. Such borrowings are classified as long-term because of the company’s intent to refinance this debt on a long-term basis and the availability of such financing under the terms of this agreement. The weighted-average interest rate on this facility at December 31, 2006 was 3.6% (2.7% at December 31, 2005).

During November 2006, Praxair exercised its right to extend the maturity of its $1-billion senior unsecured credit facility with a syndicate of banks by one year, from 2010 to 2011, in accordance with the terms of the original agreement. The $1-billion senior unsecured credit facility was entered into by Praxair in December 2004. At December 31, 2006, $500 million of notes due in 2007 have been classified as long-term because of the company’s intent to refinance this debt on a long-term basis and the availability of such financing under the terms of its credit agreement. No borrowings were outstanding under the credit agreement at December 31, 2006 or 2005. Associated fees were not significant in each of the past three years.

Praxair’s major bank credit and long-term debt agreements contain various covenants which may, among other things, restrict the ability of Praxair to merge with another entity, incur or guarantee debt, sell or transfer certain assets, create liens against assets, enter into sale and leaseback agreements, or pay dividends and make other distributions beyond certain limits. These agreements also require Praxair to meet a leverage ratio as defined in the agreements. The company is in compliance with all financial debt covenants.

Scheduled maturities on long-term debt are as follows: 2007, $56 million; 2008, $572 million; 2009, $608 million; 2010, $13 million; 2011, $509 million and $1,279 million thereafter. At December 31, 2006, $176 million of Praxair’s assets (principally international fixed assets) were pledged as collateral for long-term debt, including the current portion of long-term debt.

At December 31, 2006, the estimated fair value of Praxair’s long-term debt portfolio was $3,027 million versus a carrying value of $3,037 million. At December 31, 2005, the estimated fair value of Praxair’s long-term debt portfolio was $3,176 million versus a carrying value of $3,216 million. These differences are attributable to interest-rate changes subsequent to when the debt was issued.

NOTE 13. FINANCIAL INSTRUMENTS

The following table is a summary of the notional amount of currency derivatives outstanding at December 31, 2006 and 2005 (all maturities within one year):

(Millions of dollars)	2006	2005
Currency contracts
Balance sheet items	$758	$749
Anticipated net income	—	12
Forecasted transactions	—	7

	$758	$768

At December 31, 2006, the fair value of all derivative contracts has been recorded in the consolidated balance sheet as $3 million in current assets and $3 million in current liabilities ($6 million in current liabilities at December 31, 2005).

CURRENCY CONTRACTS

Praxair enters into currency exchange forward contracts to manage its exposure to fluctuations in foreign-currency exchange rates. Hedges of balance-sheet items are related to recorded balance-sheet exposures, including intercompany transactions. Hedges of forecasted transactions are for the purchase of equipment related to in-progress construction projects and have been designated as hedges for accounting purposes. The impact of the hedges of forecasted transactions will not be significant. Additionally, at December 31, 2006, there were no notional value currency-exchange contracts that effectively offset each other ($104 million at December 31, 2005).

              There were no net-income hedges outstanding at December 31, 2006. The net-income hedges outstanding at December 31, 2005 were related to anticipated net income in South America which settled on January 2, 2006. There were no amounts recorded in Other income (expenses) – net as a result of net-income hedging contracts in 2006 and a loss of $5 million and $2 million in 2005 and 2004, respectively (see Note 5).

Counterparties to currency-exchange forward contracts are primarily major banking institutions with credit ratings of investment grade or better and no collateral is required. There are no significant risk concentrations. Management believes the risk of incurring losses on derivative contracts related to credit risk is remote and any losses would be immaterial.

INTEREST RATE SWAPS

There were no interest rate swap agreements outstanding at December 31, 2006 and 2005, respectively.

During 2002, Praxair entered into and terminated $500 million notional amount of interest-rate swap agreements that effectively converted fixed-rate interest to variable-rate interest on the $500 million 6.375% notes that mature in April 2012. The termination resulted in a cash gain of $47 million, which Praxair recognized in earnings and was equally offset with a charge to earnings for the changes in the fair value of the underlying debt instrument. This debt increase of $47 million is being recognized in earnings as a reduction to interest expense over the remaining term of the underlying debt, or about ten years. For the year ended December 31, 2006, $5 million was recognized in earnings as a reduction to interest expense ($5 million during each of the years ended December 31, 2005 and 2004) and $25 million remains unrecognized at December 31, 2006 ($30 million at December 31, 2005) (see Note 12).

NOTE 14. SHAREHOLDERS’ EQUITY

At December 31, 2006, there were 800,000,000 shares of common stock authorized (par value $0.01 per share) of which 367,644,882 shares were issued and 320,860,846 were outstanding.

In 2004, the board of directors of Praxair declared a dividend of one purchase right (a Right) for each share of Praxair’s common stock held of record at the close of business on April 30, 2004; and that dividend was paid on May 3, 2004. On May 3, 2004, all prior Rights then outstanding expired. In addition, one Right is deemed to be delivered with and attached to each share of Praxair’s common stock issued after April 30, 2004 and before the redemption or expiration of the Rights. Each Right entitles its registered holder, when exercised under certain circumstances, to purchase for $150.00 (subject to adjustment and referred to as the “Exercise Price”) certain securities or assets of Praxair or a surviving entity. The Rights will expire on May 2, 2009, unless exchanged or redeemed prior to that date or unless extended by action of Praxair’s stockholders prior to that date. The redemption price is $0.001 per Right.

The Rights may not be exercised until at least 10 days (or a later date determined by the board of directors) after a person or group acquires 20 percent or more of Praxair’s common stock, or commences a tender offer that, if consummated, would result in 20 percent or more ownership of Praxair’s common stock. Separate Rights certificates will not be issued and the Rights will not be traded separately from the stock until such time. At no time will a Right confer any voting power to its holder.

Should an acquirer become the beneficial owner of 20 percent or more of Praxair’s common stock (other than as approved by Praxair’s board of directors) and under certain additional circumstances, Praxair Right-holders (other than the acquirer) would have the right to buy common stock in Praxair, or in the surviving entity if Praxair is acquired, having a value of two times the Exercise Price then in effect, for an amount in cash equal to the Exercise Price then in effect. Alternatively, Praxair’s board of directors may elect to exchange all of the Rights (other than the acquirer’s Rights which will have become void) at an exchange ratio of one share of Praxair common stock (and/or other securities, cash or other assets having equal value) per Right (subject to adjustment). Also, under certain circumstances, each Right may entitle the holder to purchase one one-hundredth share of preferred stock or such amount of preferred stock as may be substituted for each share of common stock issuable upon the exercise or exchange of a Right.

Praxair’s board of directors may redeem the Rights by a majority vote at any time prior to the 10th day following public announcement that a person or group has acquired 20 percent of Praxair’s common stock, or the date on which a person or group acquires such 20 percent. In addition, under circumstances of a “qualifying offer” as defined in the agreement by which the Rights were issued (the Stockholder Protection Rights Agreement as approved by Praxair’s shareholders at the April 27, 2004 Annual Meeting of Shareholders) the Rights may be redeemed upon the vote, at a special meeting, in favor of such redemption by shareholders representing a majority of the shares then outstanding.

NOTE 15. PREFERRED STOCK

At December 31, 2006 and 2005, there were 25,000,000 shares of preferred stock (par value $0.01 per share) authorized, of which no shares were issued and outstanding. Praxair’s board of directors may from time to time authorize the issuance of one or more series of preferred stock and, in connection with the creation of such series, determine the characteristics of each such series including, without limitation, the preference and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of the series.

NOTE 16. STOCK-BASED COMPENSATION

The company adopted SFAS No. 123R effective January 1, 2006, resulting in the recognition of stock option expense of $42 million, $28 million after tax (or $0.09 for both basic and diluted earnings per share) for 2006. The expense was primarily recorded in selling, general and administrative expenses and no share-based compensation cost was capitalized.

SUMMARY OF PLANS

Effective in 2002, the board of directors and shareholders of the company adopted the 2002 Praxair, Inc. Long-Term Incentive Plan (the 2002 Plan), which replaced the 1992 Praxair Long-Term Incentive Plan. Under the 2002 Plan, the initial aggregate number of shares available for option and other equity grants was limited to a total of 15,800,000 shares. In April 2004, the shareholders approved an increase to the aggregate number of shares available for option and other equity grants under the 2002 plan to 31,600,000 shares. As of December 31, 2006, 13,640,872 shares remained available for equity grants under this plan. The 2002 Plan provides for the granting of nonqualified and incentive stock options, stock grants and performance awards and further provides that the aggregate number of shares granted as restricted stock or pursuant to performance awards may not exceed 20% of the total shares available under the Plan. The 2002 Plan also provides calendar year per-participant limits on grants of options, restricted stock and performance awards. Both officer and non-officer employees are eligible for awards under the 2002 Plan.

In 2005, the board of directors and shareholders of the company adopted the 2005 Equity Compensation Plan for Non-Employee Directors of Praxair, Inc. (the 2005 Plan) which replaced the 1995 Stock Option Plan for Non-Employee Directors. Under the 2005 Plan, the aggregate number of shares available for option and other equity grants is limited to a total of 500,000 shares. As of December 31, 2006, 425,220 shares remained available for equity grants under the 2005 Plan. All non-employee directors of the company are eligible for grants under the 2005 Plan.

Exercise prices for options granted under the 2002 and 2005 Plans may not be less than the closing market price of the company’s common stock on the date of grant and granted options may not be repriced or exchanged without shareholder approval. Options granted under the 2002 and 2005 Plans become exercisable after a minimum of one year after the date of grant and have a maximum duration of ten years. Options granted under predecessor plans had similar terms.

The company has the ability to repurchase shares on the open market to satisfy share option exercises and issues shares from treasury stock upon the exercise of certain stock options.

STOCK OPTION FAIR VALUE

The company utilizes the Black-Scholes Options-Pricing Model to determine the fair value of stock options under SFAS No. 123R consistent with that used for pro forma disclosures in prior years. Management is required to make certain assumptions with respect to selected model inputs, including anticipated changes in the underlying stock price (i.e., expected volatility) and option exercise activity (i.e., expected life). Expected volatility is based on the historical volatility of the company’s stock over the most recent period commensurate with the estimated expected life of the company’s stock options and other factors. The expected life of options granted, which represents the period of time that the options are expected to be outstanding, is based primarily on historical exercise experience. The expected dividend yield is based on the company’s most recent history and expectation of dividend payouts. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for a period commensurate with the estimated expected life. If factors change and result in different assumptions in the application of SFAS No. 123R in future periods, the stock option expense that the company records for future grants may differ significantly from what the company has recorded in the current period.

The weighted-average fair value of options granted during 2006 was $10.85 ($10.16 in 2005 and $10.67 in 2004) based on the Black-Scholes Options-Pricing model. The following weighted-average assumptions were used for grants in 2006, 2005 and 2004:

YEAR ENDED DECEMBER 31,	2006	2005	2004
Dividend yield	1.9%	1.6%	1.4%
Volatility	17.6%	22.7%	32.5%
Risk-free interest rate	4.7%	3.9%	3.0%
Expected term years	5	5	5

STOCK OPTION ACTIVITY

The following table summarizes option activity under the plans for 2006 (options are expressed in thousands; averages are calculated on a weighted basis; life in years; intrinsic value expressed in thousands):

ACTIVITY	NUMBER OF OPTIONS	AVERAGE EXERCISE PRICE	AVERAGE REMAINING LIFE	AGGREGATE INTRINSIC VALUE
Outstanding at December 31, 2005	21,644	$30.04
Granted	4,017	53.99
Exercised	(3,811)	25.28
Cancelled or expired	(79)	35.02

Outstanding at December 31, 2006	21,771	35.28	6.4	$523,684

Exercisable at December 31, 2006	14,066	$28.02	5.2	$433,384

The aggregate intrinsic value represents the difference between the company’s closing stock price of $59.33 as of December 29, 2006 and the exercise price multiplied by the number of options outstanding as of that date. The total intrinsic value of stock options exercised during 2006 was $121 million ($93 million and $83 million for 2005 and 2004, respectively).

Cash received from option exercises under all share-based payment arrangements for 2006 was $96 million. The cash tax benefit realized from stock option exercises totaled $38 million for 2006, of which $29 million in excess tax benefits was classified as financing cash flows.

As of December 31, 2006, $36 million of unrecognized compensation cost related to non-vested stock options is expected to be recognized over a weighted-average period of approximately 1.4 years.

PRO FORMA INFORMATION UNDER SFAS 123 FOR 2005 AND 2004

The following table illustrates the effect on net income and earnings per share as if the fair value recognition provisions had been applied to all outstanding and unvested awards in the prior year comparable periods:

(Dollar amounts in millions, except per share data)
YEAR ENDED DECEMBER 31,	2005	2004
NET INCOME
As reported	$726	$697
Less: total stock-based employee compensation expense determined under fair value based method for all awards (net of $14 million taxes in 2005 and 2004)	(26)	(28)

Pro forma net income	$700	$669

BASIC EARNINGS PER SHARE
As reported	$2.24	$2.14
Pro forma	$2.16	$2.05
DILUTED EARNINGS PER SHARE
As reported	$2.20	$2.10
Pro forma	$2.12	$2.02

NOTE 17. RETIREMENT PROGRAMS

Pensions – Praxair has two main U.S. retirement programs which are non-contributory defined benefit plans: the Praxair Pension Plan and the CBI Pension Plan. The latter program benefits primarily former employees of CBI Industries, Inc. which Praxair acquired in 1996. Effective July 1, 2002, the Praxair Pension Plan was amended to give participating employees a one-time choice to remain covered by the old formula or to elect coverage under a new formula. The old formula is based predominantly on years of service, age and compensation levels prior to retirement, while the new formula provides for an annual contribution to an individual account which grows with interest each year at a predetermined rate. Also, this new formula applies to all new employees hired after April 30, 2002 into businesses adopting this plan. U.S. pension plan assets are comprised of a diversified mix of investments, including domestic and international corporate equities, government securities and corporate debt securities. In addition, Praxair has several plans that provide supplementary retirement benefits primarily to higher level employees that are unfunded and are nonqualified for federal tax purposes. Pension coverage for employees of certain of Praxair’s international subsidiaries generally is provided by those companies through separate plans. Obligations under such plans are primarily provided for through diversified investment portfolios, with some smaller plans provided for under insurance policies or by book reserves.

Praxair’s U.S. packaged gases business has a defined contribution plan. Company contributions to this plan are calculated as a percentage of salary based on age plus service. Praxair’s U.S. healthcare business sponsors a defined contribution plan which provides for a matching contribution as well as a company contribution that is not dependent on employee contributions. In both plans, U.S. employees may supplement the company contributions up to the maximum allowable by IRS regulations. Certain international subsidiaries of the company also sponsor defined contribution plans where contributions are determined under various formulas. The cost for these defined contribution plans was $13 million in 2006, $11 million in 2005, and $9 million in 2004 (the cost is not included in the tables that follow).

U.S. employees other than those in the packaged gases and healthcare businesses are eligible to participate in a defined contribution savings plan. Employees may contribute up to 40% of their compensation, subject to the maximum allowable by IRS regulations. Company contributions to this plan are calculated on a graduated scale based on employee contributions to the plan. The cost for this plan was $14 million in 2006, $13 million in 2005 and $12 million in 2004 (the cost is not included in the tables that follow).

Postretirement Benefits Other Than Pensions (OPEB) – Praxair provides health care and life insurance benefits to certain eligible retired employees. These benefits are provided through various insurance companies and healthcare providers. Praxair is also obligated to make payments for a portion of postretirement benefits related to retirees of Praxair’s former parent. Additionally, as part of the CBI acquisition in 1996, Praxair assumed responsibility for healthcare and life insurance benefit obligations for CBI’s retired employees. All postretirement healthcare programs have cost caps that limit the company’s exposure to future cost increases. In addition, as part of the retirement elections made for July 1, 2002, all current employees were given the choice of maintaining coverage in the current retiree medical design, or to move to a design whereby coverage would be provided, but with no Praxair subsidy whatsoever. Also, all new employees hired after April 30, 2002 into a business adopting these plans will not receive a company subsidy. Praxair does not currently fund its postretirement benefits obligations. Praxair retiree plans may be changed or terminated by Praxair at any time for any reason with no liability to current or future retirees.

Medicare Modernization Act of 2003 – The Medicare Modernization Act of 2003 established a prescription drug benefit under Medicare, known as “Medicare Part D,” and a federal subsidy to sponsors of retiree health care benefit plans that provide prescription drug benefits that are at least actuarially equivalent to those available under Medicare Part D. In 2005, the Center for Medicare and Medicaid Services (CMS) released the regulations for implementing the act. Based on these regulations and subsequent guidance provided by CMS, the prescription drug benefits provided to participants are at least actuarially equivalent to those available under Medicare Part D and, accordingly, the company is entitled to a subsidy. As such, there was a $5 million and $2 million reduction to Praxair’s OPEB expense for 2006 and 2005, respectively, and a reduction of $29 million and $22 million to Praxair’s OPEB obligation at December 31, 2006 and 2005, respectively.

Praxair uses a measurement date of December 31 for its pension and other post-retirement benefit plans.

PENSION AND POSTRETIREMENT BENEFIT COSTS

The components of net pension and OPEB costs for 2006, 2005, and 2004 are shown below:

(Millions of dollars)	PENSIONS			OPEB
YEAR ENDED DECEMBER 31,	2006	2005	2004	2006	2005	2004
NET BENEFIT COST
Service cost	$43	$35	$33	$7	$6	$6
Interest cost	98	91	85	15	16	16
Expected return on assets	(116)	(102)	(91)	—	—	—
Net amortization and deferral	31	20	10	(1)	(1)	(3)

Net periodic benefit cost	$56	$44	$37	$21	$21	$19

The changes in projected benefit obligation (PBO), accumulated benefit obligation (ABO) and plan assets as of December 31, 2006 and 2005 for Praxair’s pension and OPEB programs are shown below:

	PENSIONS
(Millions of dollars)	2006		2005		OPEB
YEAR ENDED DECEMBER 31,	U.S.	INTL	U.S.	INTL	2006	2005
CHANGE IN BENEFIT OBLIGATION (PBO)
Benefit obligation, January 1	$1,242	$417	$1,118	$387	$265	$276
Service cost	28	15	24	11	7	6
Interest cost	70	28	66	25	15	16
Participant contributions	—	—	—	—	8	7
Plan amendment	—	—	—	—	(7)	—
Actuarial loss (gain)	(12)	47	91	21	3	(11)
Benefits paid	(58)	(22)	(57)	(21)	(26)	(31)
Curtailment / settlement (gain)	—	(1)	—	(1)	—	—
Acquisition / divestiture	(6)	—	—	4	(1)	—
Currency translation	—	35	—	(9)	3	2

Benefit obligation, December 31	$1,264	$519	$1,242	$417	$267	$265

Accumulated benefit obligation (ABO)	$1,200	$473	$1,167	$376	N/A	N/A

CHANGE IN PLAN ASSETS
Fair value of plan assets, January 1	$929	$401	$781	$366	—	—
Actual return on plan assets	125	65	62	44	—	—
Company contributions	109	17	129	11	—	—
Benefits paid (funded plans only)	(47)	(22)	(43)	(21)	—	—
Currency translation	—	18	—	1	—	—

Fair value of plan assets, December 31	$1,116	$479	$929	$401	—	—

The following tables summarize the funded status of the plans reconciled to amounts recorded in the consolidated balance sheet. Effective for 2006, this information is presented in accordance with the provisions of SFAS No. 158 (see Note 1) while 2005 is presented in accordance with SFAS No. 87.

	PENSIONS
(Millions of dollars)	2006		2005		OPEB
YEAR ENDED DECEMBER 31,	U.S.	INTL	U.S.	INTL	2006	2005
FUNDED STATUS, END OF YEAR
Funded status – fair value of plan assets in deficit of benefit obligation (PBO)	$(148)	$(40)	$(313)	$(16)	$(267)	$(265)
Unrecognized (gains) losses – net	N/A	N/A	374	41	N/A	25
Unrecognized prior service cost	N/A	N/A	(4)	3	N/A	2
Unrecognized transition amounts	N/A	N/A	—	1	N/A	—

Net amount recognized, December 31	$(148)	$(40)	$57	$29	$(267)	$(238)

RECORDED IN THE BALANCE SHEET
Other long-term assets	$1	$101	$—	$81	$—	$—
Other current liabilities	(9)	(11)	(94)	(11)	(22)	(22)
Other long-term liabilities	(140)	(130)	(144)	(61)	(245)	(216)
Accumulated other comprehensive income (loss), before tax	N/A	N/A	295	20	N/A	—

Net amount recognized, December 31	$(148)	$(40)	$57	$29	$(267)	$(238)

AMOUNTS RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) CONSIST OF:
Minimum pension liability	N/A	N/A	$295	$20	N/A	N/A
Net actuarial loss (gain)	288	71	N/A	N/A	28	N/A
Prior service cost (credit)	(4)	2	N/A	N/A	(3)	N/A
Deferred tax benefit	(99)	(14)	(104)	(5)	(18)	N/A

Amount recognized in accumulated other comprehensive income (loss) (Note 8)	$185	$59	$191	$15	$7	N/A

The amounts in accumulated other comprehensive income (loss) that are expected to be recognized as components of net periodic benefit cost during 2007 are as follows (in millions):

	PENSION	OPEB
Net actuarial loss	$25	$—
Prior service cost (credit)	2	1

	$27	$1

The following table provides information for pension plans where the accumulated benefit obligation exceeds the fair value of the plan assets:

	PENSIONS
(Millions of dollars)	2006		2005
YEAR ENDED DECEMBER 31,	U.S.*	INTL	U.S.	INTL
OBLIGATION IN EXCESS OF PLAN ASSETS
Projected benefit obligation	$93	$343	$1,242	$269
Accumulated benefit obligation (ABO)	$89	$313	$1,167	$229
Fair value of plan assets	—	$202	$929	$157

*	In 2006, plan assets related to the two main U.S. retirement programs exceed the ABO by a total of $5 million, while in 2005 the ABO exceeded plan assets.

The incremental effect of applying SFAS No. 158 on individual lines on the Consolidated Balance Sheet at December 31, 2006, was:

(Millions of dollars)	BEFORE APPLICATION OF SFAS. NO 158	INCREMENTAL EFFECT OF APPLYING SFAS. NO 158	AFTER APPLICATION OF SFAS NO. 158
Assets
Other long-term assets	$608	$(161)	$447

Liabilities & Equity
Deferred credits	$767	$(111)	$656
Other long-term liabilities	$797	$134	$931
Accumulated other comprehensive income (loss) (AOCI)*	$(943)	$(184)	$(1,127)

		$(161)

*	In accordance with SFAS No. 158, the increase to AOCI of $184 million is made only after first considering the minimum pension liability required by SFAS No. 87, which resulted in a decrease of $139 million to AOCI. The net increase of $45 million reflects the recognition of previously unrecognized net losses, in accordance with SFAS No. 158.

The assumptions used to determine the benefit obligations and the net benefit cost for the pension and OPEB plans are shown below:

	PENSIONS
	U.S.		INTL		OPEB
	2006	2005	2006	2005	2006	2005
WEIGHTED AVERAGE ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATIONS AT DECEMBER 31,
Discount rate	5.88%	5.62%	6.00%	5.45%	5.88%	5.62%
Rate of increase in compensation levels	3.50%	3.25%	3.00%	3.00%	N/A	N/A
WEIGHTED AVERAGE ASSUMPTIONS USED TO DETERMINE NET PERIODIC BENEFIT COST FOR YEARS ENDED DECEMBER 31,
Discount rate	5.62%	5.85%	6.00%	5.35%	5.62%	5.85%
Rate of increase in compensation levels	3.25%	3.00%	3.00%	3.00%	N/A	N/A
Expected long-term rate of return on plan assets (a)	8.25%	8.50%	8.30%	7.75%	N/A	N/A

(a)	For 2007, the expected long-term rate of return on plan assets will be 8.25% for the U.S. plans. Expected weighted average returns for international plans will vary. These rates are determined annually by management based on a weighted average of current and historical market trends, historical and expected portfolio performance and the current and expected portfolio mix of investments.

	OPEB
ASSUMED HEALTHCARE COST TREND RATES	2007	2006
Healthcare cost trend assumed	9.00%	10.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2010	2010

These healthcare-cost trend rate assumptions have an impact on the amounts reported. However, cost caps limit the impact on the net OPEB benefit cost in the U.S. To illustrate the effect, a one-percentage point change in assumed healthcare cost trend rates would have the following effects:

	ONE-PERCENTAGE POINT
(Millions of dollars)	INCREASE	DECREASE
Effect on the total of service and interest cost components of net OPEB benefit cost	$1	$(1)
Effect on OPEB benefit obligation	$7	$(7)

PENSION PLAN ASSETS

Praxair’s U.S. and international pension plans’ weighted-average asset allocations at December 31, 2006 and 2005, and the target allocation for 2007, by asset category are as follows:

	U.S.			INTL
ASSET CATEGORY	TARGET	2006	2005	TARGET	2006	2005
Equity securities (a)	60%-80%	64%	70%	30%-55%	46%	47%
Debt securities	20%-40%	35%	30%	45%–70%	53%	51%
Real estate	0%	0%	0%	0%	1%	1%
Other (b)	0%	1%	0%	0%	0%	1%

(a)	Equity securities do not include any Praxair common stock
(b)	Primarily consists of cash equivalents and short-term investments.

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

CONTRIBUTIONS

Pension contributions were $126 million in 2006 and $140 million in 2005. Estimates of 2007 contributions are in the area of $25 to $50 million, of which $22 million is required by funding regulations or laws.

ESTIMATED FUTURE BENEFIT PAYMENTS

The following table presents estimated future benefit payments, net of participant contributions:

	PENSIONS		OPEB
(Millions of dollars) YEAR ENDED DECEMBER 31,	U.S.	INTL	TOTAL PAYMENTS	MEDICARE SUBSIDY		NET PAYMENTS
2007	$61	$30	$22		$(3)	$19
2008	$63	$25	$23		$(3)	$20
2009	$68	$26	$22		$(3)	$19
2010	$72	$26	$22		$(3)	$19
2011	$76	$27	$22		$(4)	$18
2012 – 2016	$457	$158	$98		$(21)	$77

NOTE 18. COMMITMENTS AND CONTINGENCIES

In accordance with SFAS No. 5, “Accounting for Contingencies,” the company accrues liabilities for contingencies when management believes that a loss is probable and the amounts can be reasonably estimated, while contingent gains are recognized only when realized. In the event any losses are sustained in excess of these accruals, they will be charged to income at that time. Commitments represent obligations such as those for future purchases of goods or services that are not yet recorded on the company’s balance sheet as liabilities. The company records liabilities for commitments when incurred (i.e., when the goods or services are received).

Praxair is subject to various lawsuits and government investigations that arise from time to time in the ordinary course of business. These actions are based upon alleged environmental, tax, antitrust and personal injury claims, among others. Praxair has strong defenses in these cases and intends to defend itself vigorously. It is possible that the Company may incur losses in connection with some of these actions in excess of accrued liabilities. Management does not anticipate that in the aggregate such losses would have a material adverse effect on the company’s consolidated financial position or liquidity; however, it is possible that the final outcomes could have a significant impact on the company’s reported results of operations in any given period.

              Among such matters are claims brought by welders alleging that exposure to manganese contained in welding fumes caused neurological injury. Praxair has never manufactured welding consumables. Such products were manufactured prior to 1985 by a predecessor company of Praxair. As of December 31, 2006, Praxair was a co-defendant with many other companies in 1,531 lawsuits alleging personal injury caused by manganese contained in welding fumes. There were a total of 5,394 individual claimants in these cases. The cases were pending in several state and federal courts.

The federal cases are being transferred to the U.S. District Court for the Northern District of Ohio for coordinated pretrial proceedings. The plaintiffs seek unspecified compensatory and, in most instances, punitive damages. In the past, Praxair has either been dismissed from the cases with no payment or has settled a few cases for nominal amounts. There also are eight proposed class actions seeking medical monitoring on behalf of welders. None of the class actions have been certified. No reserves have been recorded for these cases as management does not believe that a loss from them is probable or reasonably estimable.

The following table sets forth Praxair’s material commitments and contractual obligations as of December 31, 2006, excluding leases, debt, OPEB and long-term pension obligations which are summarized elsewhere in the financial statements (see Notes 4, 12, and 17):

(Millions of dollars)	UNCONDITIONAL
EXPIRING THROUGH	PURCHASE	CONSTRUCTION	GUARANTEES
DECEMBER 31,	OBLIGATIONS	COMMITMENTS	AND OT HER
2007	$220	$671	$77
2008	175	296	—
2009	150	3	1
2010	118	—	—
2011	115	—	—
Thereafter	413	—	11

	$1,191	$970	$89

Unconditional purchase obligations of $1,191 million represent contractual commitments under various long- and short-term, take-or-pay arrangements with suppliers and are not included on Praxair’s balance sheet. These obligations are primarily minimum purchase commitments for helium, electricity, natural gas and feedstock used to produce atmospheric gases, carbon dioxide and hydrogen. During 2006, payments under these contracts totaled $717 million, including $302 million for electricity and $278 million for natural gas. A significant portion of these risks is passed on to customers through similar take-or-pay contractual arrangements. Purchase obligations which are not passed along to customers do not represent a significant risk to Praxair.

Construction commitments of $970 million represent outstanding commitments to customers or suppliers to complete authorized construction projects as of December 31, 2006. A significant portion of Praxair’s capital spending is related to the construction of new production facilities to satisfy customer commitments which may take a year or more to complete.

Guarantees and other of $89 million include $22 million related to required minimum pension contributions and $67 million related to Praxair’s contingent obligations under guarantees of certain debt of unconsolidated affiliates. Unconsolidated equity investees had total debt of approximately $285 million at December 31, 2006, which was non-recourse to Praxair with the exception of the guaranteed portions described above. Praxair has no financing arrangements with closely-held related parties.

At December 31, 2006, Praxair had undrawn outstanding letters of credit, bank guarantees and surety bonds valued at approximately $595 million from financial institutions. These related primarily to customer contract performance guarantees (including plant construction in connection with certain on-site contracts), self-insurance claims and other commercial and governmental requirements.

NOTE 19. S EGMENT INFORMATION

The company’s operations are organized into five reportable segments, four of which have been determined on a geographic basis of segmentation: North America, Europe, South America and Asia. In addition, Praxair operates its worldwide surface technologies business through its wholly owned subsidiary, Praxair Surface Technologies, Inc., which represents the fifth reportable segment.

Praxair’s operations consist of two major product lines: industrial gases and surface technologies. The industrial gases product line centers on the manufacturing and distribution of atmospheric gases (oxygen, nitrogen, argon, rare gases) and process gases (carbon dioxide, helium, hydrogen, electronic gases, specialty gases, acetylene). Many of these products are co-products of the same manufacturing process. Praxair manufactures and distributes nearly all of its products and manages its customer relationships on a regional basis. Praxair’s industrial gases are distributed to various end markets within a regional segment through one of three basic distribution methods: on-site or tonnage; merchant liquid; and packaged or cylinder gases. The distribution methods are generally integrated in order to best meet the customer’s needs and very few of its products can be economically transported outside of a region. Therefore, the distribution economics are specific to the various geographies in which the company operates and are consistent with how management assesses performance.

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

The table below presents information about reportable segments for the years ended December 31, 2006, 2005 and 2004. Effective in 2006, Praxair changed its presentation of segment sales to reflect external sales only. Segment operating profit was not impacted. Prior period information has been reclassified to conform to current period presentation.

(Millions of dollars)	2006	2005	2004
SALES (a)
North America	$4,696	$4,429	$3,959
Europe	1,163	1,088	836
South America	1,348	1,123	866
Asia	636	543	487
Surface technologies (b)	481	473	446

	$8,324	$7,656	$6,594

OPERATING PROFIT
North America	$822	$685	$623
Europe	266	263	214
South America	252	202	152
Asia	111	95	80
Surface technologies (b)	68	48	34

	$1,519	$1,293	$1,103

TOTAL ASSETS (c)
North America	$5,549	$5,500	$5,210
Europe	1,921	1,706	1,866
South America	2,030	1,764	1,405
Asia	1,124	977	847
Surface technologies	478	544	550

	$11,102	$10,491	$9,878

DEPRECIATION AND AMORTIZATION
North America	$380	$373	$344
Europe	105	101	72
South America	106	91	70
Asia	72	63	55
Surface technologies	33	37	37

	$696	$665	$578

CAPITAL EXPENDITURES AND ACQUISITIONS
North America (Note 3)	$625	$517	$573
Europe (Note 3)	119	107	756
South America	189	154	96
Asia	141	126	153
Surface technologies	40	17	19

	$1,114	$921	$1,597

SALES BY MAJOR COUNTRY
United States	$3,761	$3,610	$3,317
Brazil	1,111	939	700
Other – foreign	3,452	3,107	2,577

	$8,324	$7,656	$6,594

LONG-LIVED ASSETS BY MAJOR COUNTRY
United States	$3,489	$3,457	$3,454
Brazil	1,191	1,010	813
Other – foreign	3,698	3,267	3,318

	$8,378	$7,734	$7,585

(a)	Intersegment sales, primarily from North America to other segments, were not significant for the years ended December 31, 2006, 2005 and 2004.
(b)	On July 3, 2006, Praxair completed the sale of its aviation services business, which contributed full year 2005 sales of approximately $80 million ($67 million of which was reflected in the Surface technologies segment).
(c)	Includes equity investments as of December 31 as follows:

(Millions of dollars)	2006	2005	2004
North America	$56	$54	$52
Europe	124	126	132
Asia	38	38	26

	$218	$218	$210

NOTE 20. QUARTERLY DATA (UNAUDITED)

(Dollar amounts in millions, except per share data)
2006	1Q	2Q	3Q	4Q	YEAR
Sales	$2,026	$2,076	$2,099	$2,123	$8,324
Cost of sales, exclusive of depreciation and amortization	$1,207	$1,238	$1,259	$1,264	$4,968
Depreciation and amortization	$171	$174	$173	$178	$696
Operating profit	$352	$382	$392	$393	$1,519
Net income	$225	$247	$247	$269	$988

BASIC PER SHARE DATA
Net income	$0.69	$0.76	$0.76	$0.83	$3.05
Weighted average shares (000’s)	323,804	323,519	323,582	323,077	323,495

DILUTED PER SHARE DATA
Net income	$0.68	$0.75	$0.75	$0.82	$3.00
Weighted average shares (000’s)	330,043	329,880	329,498	329,508	329,293

2005	1Q	2Q	3Q (a)	4Q	YEAR
Sales	$1,827	$1,919	$1,890	$2,020	$7,656
Cost of sales, exclusive of depreciation and amortization	$1,109	$1,167	$1,144	$1,221	$4,641
Depreciation and amortization	$162	$163	$165	$175	$665
Operating profit	$309	$322	$317	$345	$1,293

Income before cumulative effect of change in accounting principle	$195	$209	$108	$220	$732
Cumulative effect of change in accounting principle (b)	—	—	—	(6)	(6)

Net income	$195	$209	$108	$214	$726

BASIC PER SHARE DATA
Income before cumulative effect of change in accounting principle	$0.60	$0.65	$0.33	$0.68	$2.26
Cumulative effect of change in accounting principle (b)	—	—	—	(0.02)	(0.02)

Net income	$0.60	$0.65	$0.33	$0.66	$2.24

Weighted average shares (000’s)	323,818	323,898	324,137	323,207	323,765
DILUTED PER SHARE DATA
Income before cumulative effect of change in accounting principle	$0.59	$0.63	$0.33	$0.67	$2.22
Cumulative effect of change in accounting principle (b)	—	—	—	(0.02)	(0.02)

Net income	$0.59	$0.63	$0.33	$0.65	$2.20

Weighted average shares (000’s)	329,669	329,818	329,993	329,113	329,685

(a)	The third quarter 2005 includes an income tax charge of $92 million, or $0.28 per diluted share, for the repatriation of foreign earnings pursuant to the American Jobs Creation Act of 2004 and other tax adjustments.
(b)	Related to the adoption of FIN 47, “Accounting for Conditional Asset Retirement Obligations” (see Note 2).

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

Praxair maintains accounting systems, including internal accounting controls, monitored by a staff of internal auditors, that are designed to provide reasonable assurance of the reliability of financial records and the protection of assets. The concept of reasonable assurance is based on recognition that the cost of a system should not exceed the related benefits. The effectiveness of those systems depends primarily upon the careful selection of financial and other managers, clear delegation of authority and assignment of accountability, inculcation of high business ethics and conflict- of-interest standards, policies and procedures for coordinating the management of corporate resources, and the leadership and commitment of top management. In compliance with Section 404 of the Sarbanes-Oxley Act of 2002, Praxair assessed its internal control over financial reporting and issued a report (see below).

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has completed an integrated audit of Praxair’s 2006, 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 in accordance with the standards of the Public Company Accounting Oversight Board (United States) as stated in their report appearing on page 67.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Praxair’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the company’s principal executive officer and principal financial officer, the company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (often referred to as COSO). Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2006.

Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing on page 67.

STEPHEN F. ANGEL
President and Chief Executive Officer

JAMES S. SAWYER
Executive Vice President and Chief Financial Officer

PATRICK M. CLARK
Vice President and Controller

Danbury, Connecticut

February 27, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF PRAXAIR, INC:

We have completed integrated audits of Praxair Inc.’s 2006, 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Praxair Inc. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 2 to the consolidated financial statements, the Company has recognized conditional asset retirement obligations to conform with the provisions of FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” as of December 31, 2005; recognized compensation expense for all share-based payments in accordance with the provisions of FASB 123(R), “Share-Based Payments,” beginning as of January 1, 2006; and recognized the funded status of its benefit plans in accordance with the provisions of FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R),” as of December 31, 2006.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting appearing on page 66 of the 2006 Annual Report to Shareholders, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria.

Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

PRICEWATERHOUSECOOPERS

Stamford, Connecticut

February 27, 2007

FIVE-YEAR FINANCIAL SUMMARY

(Dollar amounts in millions, except per share data)
YEAR ENDED DECEMBER 31,	2006	2005(a)	2004	2003	2002
FROM THE INCOME STATEMENT
Sales	$8,324	$7,656	$6,594	$5,613	$5,128
Cost of sales, exclusive of depreciation and amortization	4,968	4,641	3,987	3,328	2,950
Selling, general and administrative	1,086	987	869	766	751
Depreciation and amortization	696	665	578	517	483
Research and development	87	80	77	75	69
Other income (expenses) – net	32	10	20	(5)	48

Operating profit	1,519	1,293	1,103	922	923
Interest expense – net	155	163	155	151	206

Income before taxes	1,364	1,130	948	771	717
Income taxes	355	376	232	174	158

	1,009	754	716	597	559
Minority interests	(31)	(37)	(30)	(24)	(20)
Income from equity investments	10	15	11	12	9

Income before cumulative effect of change in accounting principle	988	732	697	585	548
Cumulative effect of change in accounting principle (b)	—	(6)	—	—	(139)

Net income	$988	$726	$697	$585	$409

PER SHARE DATA (c)
Basic earnings per share:
Income before cumulative effect of change in accounting principle	$3.05	$2.26	$2.14	$1.79	$1.68
Net income	$3.05	$2.24	$2.14	$1.79	$1.26
Diluted earnings per share:
Income before cumulative effect of change in accounting principle	$3.00	$2.22	$2.10	$1.77	$1.66
Net income	$3.00	$2.20	$2.10	$1.77	$1.24
Cash dividends per share	$1.00	$0.72	$0.60	$0.46	$0.38

WEIGHTED AVERAGE SHARES OUTSTANDING (000’S) (c)
Basic shares outstanding	323,495	323,765	325,891	326,388	325,536
Diluted shares outstanding	329,293	329,685	331,403	330,991	329,489

OTHER INFORMATION AND RATIOS
Total debt	$3,167	$3,447	$3,525	$2,816	$2,748
Capital expenditures and acquisitions (d)	$1,114	$921	$1,597	$1,056	$611
Cash flow from operations	$1,752	$1,475	$1,243	$1,137	$1,001
Total assets at year end	$11,102	$10,491	$9,878	$8,305	$7,401
Return on equity (e)	23.4%	21.3%	20.0%	20.5%	21.7%
After-tax return on capital (e)	14.6%	12.8%	12.1%	12.3%	12.9%
Debt-to-capital ratio (e)	39.9%	45.6%	47.9%	46.2%	52.3%
Shares outstanding at year-end (000’s) (c)	320,861	322,339	323,621	326,086	324,536
Number of employees	27,042	27,306	27,020	25,438	25,010

(a)	Amounts include a $92 million income tax charge, or $0.28 per diluted share, recorded in the 2005 third quarter related to the repatriation of foreign earnings pursuant to the American Jobs Creation Act of 2004 and other tax adjustments.
(b)	2005 and 2002 net income include the cumulative effect of accounting changes relating to the implementation of new accounting standards for asset retirement obligations, goodwill impairment and derivatives, respectively.
(c)	Per share data, weighted average and total shares outstanding have been adjusted, where applicable, to reflect the December 15, 2003 two-for-one stock split which was effected as a stock dividend.
(d)	Capital expenditures and acquisitions for 2004 include the acquisition of HCS in June for $245 million and the German acquisition in December for $667 million (see Note 3 to the consolidated financial statements). Capital expenditures and acquisitions for 2003 include the purchase of previously leased assets for $339 million.
(e)	Non-GAAP measure. See the Non-GAAP Financial Measures on page 69 for definitions and reconciliation to reported amounts.

NON-GAAP FINANCIAL MEASURES

The company presents the following non-GAAP financial measures on pages 38-39 and 68 of this annual report:

(Dollar amounts in millions, except per share data)
YEAR ENDED DECEMBER 31,	2006	2005	2004	2003	2002
After-tax return on capital	14.6%	12.8%	12.1%	12.3%	12.9%
Return on equity	23.4%	21.3%	20.0%	20.5%	21.7%
Debt-to-capital	39.9%	45.6%	47.9%	46.2%	52.3%

AFTER-TAX RETURN ON CAPITAL

After-tax return on capital is defined as after-tax adjusted operating profit plus income from equity investments, divided by average capital, and excluding special items. Capital is comprised of total debt, minority interests, shareholders’ equity and preferred stock. Praxair’s definition of after-tax return on capital may not be comparable to similar definitions used by other companies. The company believes that its after-tax return on invested capital is an appropriate measure for judging performance as it reflects the approximate after-tax profit earned as a percentage of investments by all parties in the business (debt, minority interests, preferred stock, and shareholders’ equity).

(Dollar amounts in millions)
YEAR ENDED DECEMBER 31,	2006	2005	2004	2003	2002
Reported operating profit	$1,519	$1,293	$1,103	$922	$923
Less: pro forma stock option expense	—	(40)	(42)	(42)	(38)

Adjusted operating profit	1,519	1,253	1,061	880	885

Less: adjusted taxes
Reported income taxes	355	376	232	174	158
Less: tax benefit on pro forma stock option expense	—	(14)	(14)	(14)	(13)
Less: Repatriation and other income tax charges	—	(92)	—	—	—

Adjusted taxes	(355)	(270)	(218)	(160)	(145)

Less: tax benefit on interest expense (a)	(41)	(42)	(39)	(36)	(46)
Add: equity income	10	15	11	12	9

Net operating profit after tax (NOPAT)	$1,133	$956	$815	$696	$703

Beginning capital	$7,551	$7,358	$6,099	$5,252	$5,627
Ending capital (b)	$7,943	$7,551	$7,358	$6,099	$5,252
Average capital	$7,747	$7,455	$6,729	$5,676	$5,440

After-tax return on capital (b,c)	14.6%	12.8%	12.1%	12.3%	12.9%

(a)	Tax benefit on interest expense is computed using the effective rate adjusted for non-recurring income tax benefits and charges. The effective rates used were as follows: 2006, 26%; 2005, 26%; 2004, 25%; 2003, 24%; and 2002, 22%.
(b)	2003 ending capital includes the impact of the purchase of previously leased assets for $339 million. Consequently, after-tax return on capital was reduced by 0.4% in 2003.
(c)	After-tax return on capital was reduced by 0.6% in 2004 due to the German acquisition in December (see Note 3 to the consolidated financial statements).

RETURN ON EQUITY

Return on equity is defined as income before changes in accounting principles, excluding special items and goodwill amortization, divided by average shareholders’ equity. Praxair’s definition of return on equity may not be comparable to similar definitions used by other companies. The company believes that its return on equity is an appropriate measure for judging performance for shareholders.

(Dollar amounts in millions)
YEAR ENDED DECEMBER 31,	2006	2005	2004	2003	2002
Reported income before accounting change	$988	$732	$697	$585	$548
Less: pro forma stock option expense, net of taxes	—	(26)	(28)	(28)	(25)
Add: Repatriation and other income tax charges	—	92	—	—	—

Adjusted income before accounting change	$988	$798	$669	$557	$523

Beginning shareholders’ equity	$3,902	$3,608	$3,088	$2,340	$2,477
Ending shareholders’ equity	$4,554	$3,902	$3,608	$3,088	$2,340
Average shareholders’ equity	$4,228	$3,755	$3,348	$2,714	$2,409

Return on equity	23.4%	21.3%	20.0%	20.5%	21.7%

DEBT-TO-CAPITAL RATIO

Debt-to-capital ratio is defined as debt divided by total capital. Total capital consists of debt, minority interests and shareholders’ equity. Praxair’s definition of debt-to-capital may not be comparable to similar definitions used by other companies. The company believes that debt-to-capital is appropriate for measuring its financial leverage.

(Dollar amounts in millions)
YEAR ENDED DECEMBER 31,	2006	2005	2004	2003	2002
Total capital
Debt	$3,167	$3,447	$3,525	$2,816	$2,748
Minority interests	222	202	225	195	164
Shareholders’ equity	4,554	3,902	3,608	3,088	2,340

	$7,943	$7,551	$7,358	$6,099	$5,252

Debt-to-capital ratio	39.9%	45.6%	47.9%	46.2%	52.3%

INVESTOR INFORMATION

Elizabeth T. Hirsch, Director, Investor Relations

Praxair, Inc.

39 Old Ridgebury Road

Danbury, Connecticut 06810-5113

e-mail: investor_relations@praxair.com

(203) 837-2210

INVESTOR INFORMATION AT WWW. PRAXAIR.COM/INVESTORS

— Annual reports	— Monthly business trends
— Calendar	— Press releases
— Disclosure practices	— Quarterly earnings
— FAQs	— Stock information
— Financial news & information	— Investor package
— Five-year financials	— Presentations
— Earnings guidance	— SEC filings
— Sustainability report

COMMON STOCK LISTING (SYMBOL: PX)

New York Stock Exchange

OTHER STOCK EXCHANGES TRADING PRAXAIR STOCK

Cincinnati

Midwest

Pacific

NUMBER OF SHAREHOLDERS

There were 20,242 shareholders of record as of December 31, 2006.

DIVIDEND POLICY

Dividends on Praxair’s common stock are usually declared and paid quarterly. Praxair’s objective is to continue quarterly dividends and consider annual dividend increases in conjunction with continued growth in earnings per share.

STOCK TRANSFER AGENT AND STOCK RECORD KEEPING

Registrar and Transfer Company is Praxair’s stock transfer agent and registrar, and maintains shareholder records. For information about account records, stock certificates, change of address and dividend payments, contact:

1-800-368-5948 or info@rtco.com

website address: http://www.rtco.com

BY MAIL , ADDRESS SHARE HOLDER INQUIRIES TO:

Shareholder Relations Department

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016

DIVIDEND REINVESTMENT PLAN

Praxair provides investors a convenient, low-cost program that allows dividends to be automatically reinvested into additional shares of Praxair common stock and allows purchases of additional shares of Praxair common stock without commissions. Contact Shareholder Relations at Registrar and Transfer Company for full details at the address above.

COMPLIANCE WITH NYSE CORPORATE GOVERNANCE LISTING STANDARDS

As required by New York Stock Exchange rules, on May 18, 2006, the company submitted to the NYSE an unqualified CEO annual certification of compliance with NYSE’s Corporate Governance Listing Standards. Praxair expects to do so again within 30 days after the annual meeting of shareholders.

Praxair has also filed with its annual report on Form 10-K for 2006 the CEO and CFO certifications (regarding the quality of the company’s financial statements and its disclosure controls and procedures) required by §302 of the Sarbanes-Oxley Act of 2002 (as implemented by Securities and Exchange Commission Rule 13a-14(a) of the Securities Exchange Act of 1934).

ANNUAL SHAREHOLDERS MEETING

The 2007 annual meeting of shareholders of Praxair, Inc. will be held at 9:30 a.m. on Tuesday, April 24, 2007 at the Sheraton Danbury, 18 Old Ridgebury Road, Danbury, Connecticut.

NYSE QUARTERLY STOCK PRICE AND DIVIDEND INFORMATION

MARKET PRICE	TRADING HIGH	TRADING LOW	CLOSE	DIVIDEND PER SHARE

2006
First Quarter	$57.44	$50.65	$55.15	$0.25
Second Quarter	$57.60	$50.76	$54.00	$0.25
Third Quarter	$60.08	$51.60	$59.16	$0.25
Fourth Quarter	$63.70	$57.20	$59.33	$0.25

2005
First Quarter	$48.50	$41.06	$47.86	$0.18
Second Quarter	$49.42	$43.48	$46.60	$0.18
Third Quarter	$51.74	$44.55	$47.93	$0.18
Fourth Quarter	$54.31	$45.80	$52.96	$0.18

2004
First Quarter	$38.76	$34.52	$37.12	$0.15
Second Quarter	$40.14	$34.80	$39.91	$0.15
Third Quarter	$43.03	$37.59	$42.74	$0.15
Fourth Quarter	$46.25	$40.73	$44.15	$0.15

Praxair and the flowing airstream design, AOD, CoJet, Grab’n Go, I-SO, MixFlo, Medipure, StarSolver and ProStar are trademarks or registered trademarks of Praxair Technology, Inc. in the United States and/or other countries.

© 2007 Praxair Technology, Inc. All rights reserved.

Design: SVP Partners, Wilton, CT | Major Photography: Ted Kawalerski, NY

Board Photography: James Rudnick, NY | Illustration: Daniels and Daniels, CA