Form 10-K, Exhibit 13
period 2007-12-31
PRAXAIR INC
filed 2008-02-27
CIK 884905

Exhibit 13.01

FINANCIAL TABLE OF CONTENTS

CONSOLIDATED STATEMENTS OF INCOME	PRAXAIR, INC. AND SUBSIDIARIES

(Dollar amounts in millions, except per share data)
YEAR ENDED DECEMBER 31,	2007	2006	2005
SALES	$9,402	$8,324	$7,656
Cost of sales, exclusive of depreciation and amortization	5,557	4,968	4,641
Selling, general and administrative	1,190	1,086	987
Depreciation and amortization	774	696	665
Research and development	98	87	80
Other income (expenses) – net	3	32	10

OPERATING PROFIT	1,786	1,519	1,293
Interest expense – net	173	155	163

INCOME BEFORE TAXES	1,613	1,364	1,130
Income taxes	419	355	376

	1,194	1,009	754
Minority interests	(43)	(31)	(37)
Income from equity investments	26	10	15

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	1,177	988	732
Cumulative effect of change in accounting principle (Note 2)	—	—	(6)

NET INCOME	$1,177	$988	$726

PER SHARE DATA
Basic earnings per share
Income before cumulative effect of change in accounting principle	$3.69	$3.05	$2.26
Cumulative effect of change in accounting principle	—	—	(0.02)

Net income	$3.69	$3.05	$2.24

Diluted earnings per share
Income before cumulative effect of change in accounting principle	$3.62	$3.00	$2.22
Cumulative effect of change in accounting principle	—	—	(0.02)

Net income	$3.62	$3.00	$2.20

WEIGHTED AVERAGE SHARES OUTSTANDING (000’S)
Basic shares outstanding	318,997	323,495	323,765
Diluted shares outstanding	324,842	329,293	329,685

The accompanying Notes on pages 45 to 69 are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS	PRAXAIR, INC. AND SUBSIDIARIES

(Dollar amounts in millions, except per share data)
DECEMBER 31,	2007	2006
ASSETS
Cash and cash equivalents	$17	$36
Accounts receivable – net	1,723	1,456
Inventories	474	381
Prepaid and other current assets	194	186

TOTAL CURRENT ASSETS	2,408	2,059
Property, plant and equipment – net	7,963	6,694
Equity investments	387	218
Goodwill	1,967	1,613
Other intangible assets – net	134	71
Other long-term assets	523	447

TOTAL ASSETS	$13,382	$11,102

LIABILITIES AND EQUITY
Accounts payable	$818	$682
Short-term debt	788	130
Current portion of long-term debt	40	56
Accrued taxes	309	295
Other current liabilities	695	595

TOTAL CURRENT LIABILITIES	2,650	1,758
Long-term debt	3,364	2,981
Other long-term liabilities	1,048	931
Deferred credits	857	656

TOTAL LIABILITIES	7,919	6,326

Commitments and contingencies (Note 17)

Minority interests	321	222
Shareholders’ equity
Common stock $0.01 par value, authorized – 800,000,000 shares, issued 2007 – 373,144,668 shares and 2006 – 367,644,882 shares	4	4
Additional paid-in capital	3,074	2,729
Retained earnings	5,325	4,687
Accumulated other comprehensive income (loss)	(672)	(1,127)
Less: Treasury stock, at cost (2007 – 57,656,517 shares and 2006 – 46,784,036 shares)	(2,589)	(1,739)

TOTAL SHAREHOLDERS’ EQUITY	5,142	4,554

TOTAL LIABILITIES AND EQUITY	$13,382	$11,102

The accompanying Notes on pages 45 to 69 are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS	PRAXAIR, INC. AND SUBSIDIARIES

(Millions of dollars)
YEAR ENDED DECEMBER 31,	2007	2006	2005
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
OPERATIONS
Net income	$1,177	$988	$726
Adjustments to reconcile net income to net cash provided by operating activities:
Change in accounting principle (Note 2)	—	—	6
Depreciation and amortization	774	696	665
Deferred income taxes	37	90	200
Share-based compensation	42	42	—
Non-cash charges and other	(18)	(6)	1
Working capital
Accounts receivable	(223)	(90)	(165)
Inventories	(71)	(15)	(41)
Prepaid and other current assets	(1)	1	(23)
Payables and accruals	116	207	332
Pension contributions	(22)	(126)	(140)
Long-term assets, liabilities and other	147	(35)	(86)

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,958	1,752	1,475

INVESTING
Capital expenditures	(1,376)	(1,100)	(877)
Acquisitions (Note 3)	(476)	(14)	(44)
Divestitures and asset sales	39	126	34

NET CASH USED FOR INVESTING ACTIVITIES	(1,813)	(988)	(887)

FINANCING
Short-term debt borrowings (repayments) – net	524	(338)	(232)
Long-term debt borrowings	831	490	453
Long-term debt repayments	(560)	(530)	(224)
Issuances of common stock	323	267	242
Purchases of common stock	(959)	(487)	(396)
Cash dividends	(381)	(323)	(233)
Excess tax benefit on stock option exercises	63	29	—
Minority interest transactions and other	(11)	(13)	(48)

NET CASH USED FOR FINANCING ACTIVITIES	(170)	(905)	(438)

Effect of exchange rate changes on cash and cash equivalents	6	4	(2)

Change in cash and cash equivalents	(19)	(137)	148
Cash and cash equivalents, beginning-of-year	36	173	25

Cash and cash equivalents, end-of-year	$17	$36	$173

SUPPLEMENTAL DATA
Taxes paid	$262	$190	$127
Interest paid	$209	$168	$175

The accompanying Notes on pages 45 to 69 are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY	PRAXAIR, INC. AND SUBSIDIARIES

(Dollar amounts in millions, except per share data, shares in thousands)	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (NOTE 7)	TREASURY STOCK		TOTAL
ACTIVITY	SHARES	AMOUNTS				SHARES	AMOUNTS
Balance, December 31, 2004	359,791	$4	$2,314	$3,529	$(1,180)	36,170	$(1,059)	$3,608

Net income				726				726
Translation adjustments					(28)			(28)
Minimum pension liability, net of $25 million taxes					(49)			(49)

Comprehensive income								649
Dividends on common stock ($0.72 per share)				(233)				(233)
Issuances of common stock
For the dividend reinvestment and stock purchase plan	88		4					4
For employee savings and incentive plans	3,834		143			(3,216)	101	244
Purchases of common stock						8,420	(398)	(398)
Tax benefit from stock options			28					28

Balance, December 31, 2005	363,713	$4	$2,489	$4,022	$(1,257)	41,374	$(1,356)	$3,902

Net income				988				988
Translation adjustments					175			175
Minimum pension liability, net of $89 million taxes					139			139

Comprehensive income								1,302
Dividends on common stock ($1.00 per share)				(323)				(323)
Issuances of common stock
For the dividend reinvestment and stock purchase plan	91		5					5
For employee savings and incentive plans	3,841		155			(3,113)	107	262
Purchases of common stock						8,523	(490)	(490)
Tax benefit from stock options			38					38
Share-based compensation			42					42
Initial funded status – SFAS No. 158, net of $111 million taxes (Note 16)					(184)			(184)

Balance, December 31, 2006	367,645	$4	$2,729	$4,687	$(1,127)	46,784	$(1,739)	$4,554

Net income				1,177				1,177
Translation adjustments					438			438
Derivative instruments					1			1
Funded status – retirement obligations, net of $11 million taxes (Note 16)					16			16

Comprehensive income								1,632
FIN 48 initial adoption (Note 5)				(158)				(158)
Dividends on common stock ( $1.20 per share)				(381)				(381)
Issuances of common stock
For the dividend reinvestment and stock purchase plan	82		6					6
For employee savings and incentive plans	5,418		220			(2,483)	103	323
Purchases of common stock						13,356	(953)	(953)
Tax benefit from stock options			77					77
Share – based compensation			42					42

Balance, December 31, 2007	373,145	$4	$3,074	$5,325	$(672)	57,657	$(2,589)	$5,142

The accompanying Notes on pages 45 to 69 are an integral part of these financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS OVERVIEW

Praxair is the largest industrial gases supplier in North and South America, is rapidly growing in Asia, and has strong, well-established businesses in Europe. The company’s primary products are oxygen, hydrogen, nitrogen, argon, carbon dioxide, helium, electronic gases and a wide range of specialty gases. Praxair Surface Technologies supplies high-performance coatings that protect metal parts from wear, corrosion and high heat. In 2007, 94% of sales were generated in four regional segments (North America, Europe, South America, and Asia) primarily from the sale of industrial gases. The Surface technologies segment generated the remaining 6% of sales.

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
Korea

Praxair manufactures and distributes its products through a network of hundreds of production plants, pipeline complexes, distribution centers and delivery vehicles. Major pipeline complexes are located in the United States, Brazil, Spain and Germany. These networks are a competitive advantage, providing the foundation of reliable product supply to the company’s customer base. The majority of Praxair’s business is conducted through long-term contracts which provide stability in cash flow and the ability to pass through changes in energy costs to customers. The company has significant growth opportunities including: hydrogen for refining; oxygen for healthcare; nitrogen and carbon dioxide for oil and gas production; and high purity gases for the semiconductor manufacturing industry.

EXECUTIVE SUMMARY – FINANCIAL RESULTS & OUTLOOK

Praxair delivered strong financial results in 2007, reporting record sales, earnings and operating cash flow. Sales growth was driven by volume growth and higher pricing. Strong sales growth to the global manufacturing, energy and metals markets came from the start-up of new supply systems and new applications technologies, many of which help Praxair’s customers improve their energy efficiency, reduce environmental emissions, or improve productivity. Operating profit and net income grew at a faster pace than sales primarily as a result of the company’s focus on pricing, fixed-cost management, and productivity programs.

2007 YEAR IN REVIEW

•	Sales up 13% to $9,402 million versus $8,324 million in 2006, reflecting strong sales growth from new business and higher pricing. Acquisitions and currency also contributed favorably to sales growth.

•	Operating profit of $1,786 million, an 18% increase over $1,519 million in 2006, reflecting growth from new business, higher pricing and cost savings from productivity initiatives.

•	Net income of $1,177 million and diluted earnings per share of $3.62.

•	Cash flow from operations of $1,958 million, a 12% increase over $1,752 million in 2006.

•	Capital expenditures of $1,376 million to support record project backlog; core business acquisitions of $476 million.

2008 OUTLOOK

•	Sales growth of 10% to 14% versus 2007.

•

Diluted earnings per share in the range of $3.97 to $4.17, including the impact of a pension settlement charge in the first quarter ($11 million after-tax or $0.03 per diluted share, see Note 16 to the consolidated financial statements).

•	Effective tax rate in the range of 26% to 28%.

•	Capital expenditures of about $1.4 billion.

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

CONSOLIDATED RESULTS

The following table provides summary data for 2007, 2006, and 2005:

(Millions of dollars)				VARIANCE
YEAR ENDED DECEMBER 31,	2007	2006	2005	2007 VS. 2006	2006 VS. 2005
Sales	$9,402	$8,324	$7,656	13%	9%
Gross margin (a)	$3,845	$3,356	3,015	15%	11%
As a percent of sales	40.9%	40.3%	39.4%
Selling, general and administrative	$1,190	$1,086	$987	10%	10%
As a percent of sales	12.7%	13.0%	12.9%
Depreciation and amortization	$774	$696	$665	11%	5%
Other income (expenses) – net	$3	$32	$10
Operating profit	$1,786	$1,519	$1,293	18%	17%
Interest expense – net	$173	$155	$163	12%	(5%)
Effective tax rate	26.0%	26.0%	33.3%
Income (b)	$1,177	$988	$732	19%	35%
Number of employees	27,992	27,042	27,306	4%	(1%)

(a)	Gross margin excludes depreciation and amortization expense.
(b)	2005 income is before the cumulative effect of a change in accounting principle. It includes a $92 million, or $0.28 per diluted share, income tax charge for the repatriation of foreign earnings pursuant to the American Jobs Creation Act of 2004 and other tax adjustments.

2007 COMPARED WITH 2006

	% CHANGE FROM PRIOR YEAR
SALES	2007	2006
Volume	4%	4%
Price	3%	4%
Acquisitions/divestitures	2%	—
Currency	4%	2%
Natural gas	—	(1%)

Total sales change	13%	9%

Sales in 2007 increased $1,078 million, or 13%, versus 2006. Sales grew in all geographies, led by growth in Asia and South America from new business and project start-ups, and continued volume growth in North America. Volume growth of 4% reflects strong volumes to the manufacturing, energy, and metals end-markets. Higher pricing contributed 3% to sales growth. Currency appreciation, primarily in Europe and South America, increased sales by 4%. Acquisitions and divestitures contributed 2%. The pass-through of natural gas costs to on-site hydrogen customers was neutral for the year.

Gross margin in 2007 improved $489 million, or 15%, versus 2006. The increases in the gross margin percentage to 40.9% was due primarily to higher pricing and cost efficiency and productivity programs which outpaced underlying inflationary cost pressures.

Selling, general and administrative (SG&A) expenses in 2007 were $1,190 million, or 12.7% of sales, versus $1,086 million, or 13.0% of sales, for 2006. The decrease in SG&A as a percentage of sales was due to realized benefits from productivity initiatives.

Depreciation and amortization expense in 2007 increased $78 million, or 11%, versus 2006. The increase was principally due to new plant start-ups and currency effects.

Other income (expenses) – net in 2007 was a $3-million benefit versus a $32-million benefit in 2006. See Note 7 to the consolidated financial statements for a summary of the major components of Other income (expense) – net.

Operating profit in 2007 increased $267 million, or 18%, versus 2006. The increase was principally driven by new business, higher pricing, and the continued impact of focused productivity initiatives.

Interest expense – net in 2007 increased $18 million, or 12%, versus 2006 as a result of higher debt balances primarily used to finance acquisitions and common stock repurchases. The increase in interest incurred on outstanding debt was partially reduced by interest capitalized relating to higher capital expenditures.

The effective income tax rate for 2007 and 2006 was 26%.

At December 31, 2007, minority interests consisted principally of minority shareholders’ investments in Asia (primarily in China and India), Europe (primarily in Italy), and North America (primarily within Praxair Distribution). The increase in minority interests of $12 million in 2007 was primarily due to increased minority interest income in Italy and the formation of a new majority-owned packaged gas distribution subsidiary with GT&S, Inc. (see Note 3 to the consolidated financial statements).

Praxair’s significant equity investments are in Italy, Norway, the United States and China. The company’s share of net income from equity investments increased $16 million in 2007 primarily related to higher earnings in its investments in Italy and China.

Income in 2007 increased $189 million, or 19%, versus 2006. Operating profit growth was the primary driver of the net income improvement.

The number of employees at December 31, 2007 was 27,992, an increase of 950 employees from December 31, 2006, primarily due to acquisitions completed in 2007.

2006 COMPARED WITH 2005

Sales in 2006 increased $668 million, or 9%, versus 2005. Underlying sales growth was 10%, excluding the impact of lower natural gas costs passed through in hydrogen prices which decreased sales by $87 million, or 1%, with a minimum impact in operating profit. Sales grew year over year from volume growth in all geographic regions and higher overall pricing. Volume growth of 4% was driven by new business activity in Asia, North America and South America in the manufacturing, electronics, and metals end-markets. Price increases of 4% were predominantly realized in North America and South America due to pricing actions and the pass-through of higher power costs and surcharges. The impacts of currency, primarily in South America, Canada and Asia, favorably impacted sales growth by 2%.

Gross margin in 2006 improved $341 million, or 11%, versus 2005. The 90 basis point increase in the gross margin percentage to 40.3% was primarily due to a larger proportion of growth in atmospheric gases sales which have higher average gross margins versus hydrogen sales, realized price increases and cost reduction programs which continued to outpace underlying inflationary cost pressures.

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

Other income (expenses) – net in 2006 was a $32-million benefit compared to a $10-million benefit in 2005. See Note 7 to the consolidated financial statements for a summary of the major components of Other income (expenses) – net.

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

The effective income tax rate for 2006 was 26.0% versus 33.3% in 2005. 2005 income taxes included an income tax charge of $92 million for the repatriation of foreign earnings and other tax adjustments, and a net $9 million income tax benefit in Europe principally related to a tax legislation change (see Note 5 to the consolidated financial statements). Excluding these tax items, the underlying effective tax rate was approximately 26% in 2005.

At December 31, 2006, minority interests consisted principally of minority shareholders’ investments in Asia (primarily in China and India), Europe (primarily in Italy) and North America (primarily within Praxair Distribution). The decrease in minority interests of $6 million in 2006 was primarily in Italy.

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

The number of employees at December 31, 2006 was 27,042, reflecting a decrease of 264 employees from December 31, 2005, primarily due to the divestiture of the aviation service business.

CHANGE IN ACCOUNTING PRINCIPLE

In 2005, Praxair completed its assessment of conditional asset retirement obligations required for the adoption of FASB Interpretation No. (FIN) 47, “Accounting for Conditional Asset Retirement Obligations.” The assessment resulted in the recognition obligations for assets currently in use. As a result, a $6 million non-cash transition charge to earnings was recorded as a cumulative effect of a change in accounting principle. See Note 2 to the consolidated financial statements.

RELATED PARTY TRANSACTIONS

The company’s related parties are primarily unconsolidated equity affiliates. The company did not engage in any material transactions involving related parties that included terms or other aspects that differ from those which would be negotiated with independent parties.

ENVIRONMENTAL MATTERS

Praxair’s principal operations relate to the production and distribution of atmospheric and other industrial gases, which historically have not had a significant impact on the environment. However, worldwide costs relating to environmental protection may continue to grow due to increasingly stringent laws and regulations, and Praxair’s ongoing commitment to rigorous internal standards.

Climate Change

There is increasing political attention being paid to greenhouse gas emissions. In the United States, laws regulating such emissions have been enacted in California and New Jersey, and bills are being considered in other states. Regional state initiatives have been implemented that will regulate greenhouse gas emissions from fossil-fuel-driven power plants and some federal legislative proposals also focus on such power plants. As a large user of electricity, Praxair is aware of potential cost implications that may arise from such regulatory controls. However, Praxair’s customer contracts routinely provide rights to recover increased electricity costs incurred by Praxair.

Hydrogen production plants have been identified under California law as a source of carbon dioxide emissions and these plants may become subject to proposed federal climate-change legislation. Hydrogen is essential to refineries which use it to remove sulfur from transportation fuels in order to meet ambient air quality standards. It is possible that limits or offset requirements may be applied to such plants’ carbon dioxide emissions at some future time, but it is premature to judge the impact of prospective legislative or regulatory proposals or to try to quantify potential costs to the company.

Regulation of greenhouse gas emissions may also provide Praxair with business opportunities. Praxair continues to develop new applications technologies that help its customers lower energy consumption and lower emissions in their own processes.

Costs Relating to the Protection of the Environment

Environmental protection costs in 2007 included approximately $16 million in capital expenditures and $22 million of expenses. Environmental protection expenditures were approximately $2 million higher in 2007 versus 2006 primarily due to increases in capital projects and increased compliance costs. Praxair anticipates that future annual environmental protection expenditures will be similar to 2007, subject to any significant changes in existing laws and regulations. Based on historical results and current estimates, management does not believe that environmental expenditures will have a material adverse effect on the consolidated financial position or on the consolidated results of operations or cash flows in any given year.

LEGAL PROCEEDINGS

See Note 17 to the consolidated financial statements for information concerning legal proceedings.

SEGMENT DISCUSSION

The following summary of sales and operating profit by segment provides a basis for the discussion that follows (for additional information concerning Praxair’s segments, see Note 18 to the consolidated financial statements):

(Millions of dollars)				VARIANCE
YEAR ENDED DECEMBER 31,	2007	2006	2005	2007 VS. 2006	2006 VS. 2005
SALES
North America	$5,185	$4,696	$4,429	10%	6%
Europe	1,345	1,163	1,088	16%	7%
South America	1,604	1,348	1,123	19%	20%
Asia	746	636	543	17%	17%
Surface technologies	522	481	473	9%	2%

	$9,402	$8,324	$7,656	13%	9%

OPERATING PROFIT
North America	$947	$822	$685	15%	20%
Europe	315	266	263	18%	1%
South America	311	252	202	23%	25%
Asia	121	111	95	9%	17%
Surface technologies	92	68	48	35%	42%

	$1,786	$1,519	$1,293	18%	17%

NORTH AMERICA

	% CHANGE FROM PRIOR YEAR
SALES	2007	2006
Volume	3%	2%
Price	3%	5%
Acquisitions/divestitures	3%	—
Currency	1%	1%
Natural gas	—	(2%)

Total North America sales change	10%	6%

The North America segment includes Praxair’s industrial and packaged gases operations in the U.S., Canada and Mexico.

Sales for 2007 increased $489 million, or 10%, versus 2006. Higher pricing increased sales by 3% due to pricing actions to recover higher costs. Volume growth was 3% due to higher on-site, merchant liquid and packaged gases volumes primarily to the energy and general manufacturing end-markets. Higher sales to the healthcare, electronics and food and beverage markets also contributed to volume growth. Currency appreciation in Canada contributed 1% to sales. Acquisitions contributed 3% to sales. The pass-through of natural gas costs to on-site hydrogen customers was neutral to sales for the year.

Operating profit for 2007 increased $125 million, or 15%, versus 2006. Volume growth, realized price increases and the continued impact of cost-reduction programs were the primary drivers of the strong operating profit growth.

During 2007, Praxair acquired Linde AG’s industrial gas business in Mexico, Mittler Supply, Inc., an independent packaged gas distributor with operations across the midwestern United States, and completed the acquisition of several smaller packaged gas distributors in North America. In addition, Praxair formed a new majority-owned packaged gas distribution subsidiary with GT&S, Inc. (see Note 3 to the consolidated financial statements).

Sales for 2006 increased $267 million, or 6%, versus 2005. Underlying sales growth was 8% excluding the impact of lower natural gas costs passed through in hydrogen prices which decreased sales by $87 million, or 2%, with a minimal impact on operating profit. Pricing increased sales by 5% due to the contractual pass-through of higher power costs to on-site customers, surcharges for higher power and transportation fuel costs for merchant and packaged gases, and the impact of general pricing actions. Volume contributed to 2% growth reflecting strong sales to the metals, manufacturing and electronics end-markets which was offset by lower energy market on-site volumes due to a customer outage on the U.S. Gulf Coast. Currency contributed 1% to sales growth.

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

EUROPE

	% CHANGE FROM PRIOR YEAR
SALES	2007	2006
Volume	4%	4%
Price	3%	3%
Currency	9%	—

Total Europe sales change	16%	7%

Praxair’s European industrial gases business is primarily in Italy, Spain, Germany and the Benelux region.

Sales for 2007 increased $182 million, or 16%, versus 2006. Volume growth of 4% was due to new business in Spain and Germany and strong homecare and packaged gas sales in Spain. Realized price increases of 3% included the pass-through of higher energy and power costs. Currency appreciation contributed 9% to sales growth.

Operating profit for 2007 increased $49 million, or 18%, versus 2006. Operating profit growth was driven by increased sales volumes, the continued impact of cost-reduction programs and currency appreciation.

In November 2007, Praxair acquired a 50% interest in the industrial gases business of Yara International ASA of Norway. This joint venture, Yara Praxair AS, is accounted for as an equity investment in the consolidated financial statements. Also, in August 2007, Praxair reached an agreement to sell its majority interest in Maxima Air Separation Center Ltd. with operations in Israel. In 2007, this business had sales of $27 million. Praxair anticipates the sale to close in 2008.

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

SOUTH AMERICA

	% CHANGE FROM PRIOR YEAR
SALES	2007	2006
Volume	6%	5%
Price	6%	4%
Currency	10%	9%
Equipment sale	(3%)	2%

Total South America sales change	19%	20%

Praxair’s South American industrial gases operations are conducted by its subsidiary, White Martins Gases Industriais Ltda. (White Martins), the largest industrial gases company in Brazil. White Martins also manages Praxair’s operations in Argentina, Bolivia, Chile, Colombia, Paraguay, Peru, Uruguay and Venezuela.

Sales for 2007 increased $256 million, or 19%, versus 2006. 2006 included an equipment sale to a Venezuela customer. Excluding the equipment sale in 2006 and currency appreciation, sales increased 12%, primarily due to higher sales in the manufacturing, metals and food and beverage markets and realized price increases.

Operating profit in 2007 increased $59 million, or 23%, versus 2006. Increased volumes, the continued impact of cost-reduction programs, and higher pricing, which outpaced inflationary pressures, all contributed to operating profit growth. Currency also contributed to operating profit growth in 2007.

Sales for 2006 increased $225 million, or 20%, versus 2005. The favorable impact of currency increased sales by 9%. Excluding the impact of currency, sales grew 11% primarily due to higher volumes due to new plant start-ups and increased sales to the metals, manufacturing and healthcare markets. An equipment sale to a Venezuela customer contributed 2% to sales growth.

Operating profit in 2006 increased $50 million, or 25%, versus 2005. 2006 included $6 million of stock option expense. Including pro forma stock option expense of $5 million in 2005, underlying operating profit increased $55 million, or 28%. Increased volumes and cost-reduction programs outpaced inflationary pressures contributing 8% and 17% to operating profit growth, respectively. Currency also contributed to operating profit growth in 2006.

ASIA

	% CHANGE FROM PRIOR YEAR
SALES	2007	2006
Volume	11%	15%
Currency	6%	2%

Total Asia sales change	17%	17%

The Asia segment includes Praxair’s industrial gases operations in China, India, Korea and Thailand, with smaller operations in Japan, Malaysia and Taiwan.

Sales for 2007 increased $110 million, or 17%, versus 2006. Excluding the impact of currency appreciation, sales increased 11% due to strong sales to the electronics, metals and manufacturing markets in China, India and Korea.

Operating profit for 2007 increased $10 million, or 9%, versus 2006. Increased sales volumes and productivity initiatives were the primary drivers of operating profit growth partially offset by increased operating costs due to the ramp-up in staffing to support new projects expected to start up over the next several years.

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

SURFACE TECHNOLOGIES

	% CHANGE FROM PRIOR YEAR
SALES	2007	2006
Volume/price	11%	9%
Acquisitions/divestiture	(7%)	(7%)
Currency	5%	—

Total Surface technologies sales change	9%	2%

Surface technologies provides high-performance coatings and thermal-spray powders in the U.S. and Europe, with smaller operations in Asia and Brazil.

Sales for 2007 increased $41 million, or 9%, versus 2006. Sales increased 16% excluding the impact of the divestiture of its aviation services business in July 2006. The strong sales growth was primarily due to higher volumes of industrial coatings for power turbines and OEM aircraft engine parts and realized price increases. Currency appreciation, primarily in Europe, contributed 5% to sales growth.

Operating profit for 2007 increased $24 million, or 35%, versus 2006. 2006 included a gain of $7 million from the aviation services divestiture. Excluding the gain from the aviation services divestiture in 2006, underlying operating profit increased $31 million, or 51%. The increase was principally driven by volume growth as well as the favorable benefits of ongoing cost reduction actions and pricing actions to offset increasing raw material costs.

In July 2006, Praxair completed the sale of its aviation services business, which contributed full year 2005 sales of approximately $67 million to the Surface technologies segment.

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

Operating profit for 2006 increased $20 million, or 42%, versus 2005. 2006 included a gain of $7 million from the aviation services divestiture and $3 million of stock option expense. Excluding the gain on the sale of a business in 2006 and including pro forma stock option expense of $4 million in 2005, underlying operating profit increased $17 million, or 39%. The increase was principally driven by higher pricing and volume growth as well as the favorable benefits of ongoing cost reduction actions.

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

To help understand the reported results, the following is a summary of the significant currencies underlying Praxair’s consolidated results and the exchange rates used to translate the financial statements (rates of exchange expressed in units of local currency per U.S. dollar):

CURRENCY	PERCENT OF 2007 CONSOLIDATED SALES (a)	INCOME STATEMENT			BALANCE SHEET
		AVERAGE YEAR ENDED DECEMBER 31,			DECEMBER 31,
		2007	2006	2005	2007	2006
Brazilian real	15%	1.94	2.17	2.43	1.77	2.14
European euro	13%	0.73	0.80	0.80	0.69	0.76
Canadian dollar	9%	1.08	1.14	1.21	0.98	1.16
Mexican peso	5%	10.96	10.91	10.96	10.87	10.88
Chinese RMB	2%	7.63	7.98	8.20	7.31	7.81
Indian rupee	2%	41.48	45.38	44.02	39.44	44.38
Korean won	2%	930	959	1,027	941	930
Argentinean peso	1%	3.12	3.08	2.92	3.15	3.06
Venezuelan bolivar	1%	2,150	2,150	2,107	2,150	2,150

(a)	Certain Surface technologies segment sales are included in European and Brazilian sales.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL DATA

(Millions of dollars)
YEAR ENDED DECEMBER 31,	2007	2006	2005
NET CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
Net income plus depreciation and amortization and change in accounting principle	$1,951	$1,684	$1,397
Working capital	(179)	103	103
Pension contributions	(22)	(126)	(140)
Other – net	208	91	115

Total provided by operating activities	$1,958	$1,752	$1,475

INVESTING ACTIVITIES
Capital expenditures	$(1,376)	$(1,100)	$(877)
Acquisitions	(476)	(14)	(44)
Divestitures and asset sales	39	126	34

Total used for investing	$(1,813)	$(988)	$(887)

FINANCING ACTIVITIES
Debt increases (reductions) – net	$795	$(378)	$(3)
Issuances (purchases) of stock – net	(636)	(220)	(154)
Cash dividends	(381)	(323)	(233)
Excess tax benefit on stock option exercises	63	29	—
Minority transactions and other	(11)	(13)	(48)

Total used for financing	$(170)	$(905)	$(438)

OTHER FINANCIAL DATA (a)
Debt-to-capital ratio	43.4%	39.9%	45.6%
After-tax return on capital	15.3%	14.6%	12.8%

(a)	Non-GAAP measures. See the Non-GAAP Financial Measures on page 73 for definitions and reconciliations to reported amounts.

CASH FLOW FROM OPERATIONS

2007 COMPARED WITH 2006

Cash flow from operations increased $206 million to $1,958 million in 2007 from $1,752 million in 2006. The increase was principally a result of higher net income and lower pension contributions compared with 2006, partially offset by working capital growth related to the strong sales increase and increased income tax payments.

Cash Flow From Operations

(Millions of dollars)

2006 COMPARED WITH 2005

Cash flow from operations increased $277 million to $1,752 million in 2006 from $1,475 million in 2005. The growth is a result of the strong cash flow generated from the improved operating profits on higher sales and continued focus on the management of working capital which grew at a slower pace than sales. Pension contributions were $126 million in 2006.

INVESTING

2007 COMPARED WITH 2006

Net cash used for investing activities of $1,813 million in 2007 increased $825 million versus 2006. The increase was primarily due to higher capital expenditures and acquisitions.

Capital Expenditures

(Millions of dollars)

(a)	$983 million includes the purchase of previously leased assets for $339 million ($644 million excluding leased asset purchases).

Capital expenditures in 2007 were $1,376 million, an increase of $276 million from 2006. This increase reflects new investment in customer on-site supply systems supported by long-term customer contracts primarily in North America, South America and Asia.

Acquisition expenditures in 2007 were $476 million, an increase of $462 million from 2006 levels primarily due to the acquisitions of

Linde AG’s industrial gas business in Mexico and Mittler Supply Inc., an independent packaged gas distributor in the United States in the first quarter of 2007, and the acquisition of a 50% interest in the industrial gas business of Yara International ASA of Norway in the fourth quarter of 2007 (see Note 3 to the consolidated financial statements).

Divestitures and asset sales in 2007 totaled $39 million, a decrease of $87 million from 2006. 2006 included the proceeds from the divestiture of the aviation services business and a Turkish joint venture.

On a worldwide basis, capital expenditures for 2008 are expected to be about $1,400 million. By region, over half of forecasted capital expenditures will be for projects in North America, the largest of which are energy-related. The second largest region for investment is Asia with a concentration of projects in China, India and Korea primarily to fund supply systems for customers in the electronics, metals and chemicals markets. In addition, Praxair will also be investing in a number of growth projects in South America.

2006 COMPARED WITH 2005

Net cash used for investing activities of $988 million in 2006 increased $101 million versus 2005. The increase was largely due to $223 million of higher capital expenditures in 2006 partially offset by increased proceeds from divestitures and asset sales in 2006.

Capital expenditures in 2006 were $1,100 million, an increase of $223 million from 2005. This increase reflects investments in new projects primarily in North America and Asia which will come on-stream over the next three years.

Acquisition expenditures in 2006 were $14 million, a decrease of $30 million from 2005 levels.

Divestitures and asset sales in 2006 totaled $126 million, an increase of $92 million from 2005, primarily due to cash received from the divestiture of the aviation services business and a Turkish joint venture in 2006.

FINANCING

Praxair’s financing strategy is to secure long-term committed funding at attractive interest rates by issuing U.S. public notes and debentures and commercial paper backed by a standby long-term bank credit agreement. Its international operations are funded through a combination of local borrowing and inter-company funding to minimize the total cost of funds and to manage and centralize currency exchange exposures. As deemed necessary, Praxair manages its exposure to interest-rate changes through the use of financial derivatives(see Note 12 to the consolidated financial statements and the section entitled “Market Risks and Sensitivity Analyses” on page 43). The current United States credit environment has not had, and is not expected to have, a significant adverse impact on liquidity.

Debt-to-Capital Ratio

On July 25, 2007, the company’s board of directors approved a $1 billion share repurchase program authorizing the company to repurchase shares from time to time on the open market or through negotiated transactions, subject to market and business conditions. Share repurchases under this program will be financed by available cash and debt. As of December 31, 2007, $545 million of common stock repurchases had been completed under this program.

At December 31, 2007, Praxair’s total debt outstanding was $4,192 million, $1,025 million higher than $3,167 million at December 31, 2006. The increase in debt was primarily to finance acquisitions, capital expenditures and common stock repurchases during 2007. The December 31, 2007 debt balance includes $3,083 million in public securities and $1,109 million representing primarily worldwide bank borrowings. At December 31, 2007, Praxair was in compliance with its borrowing covenants and its global effective borrowing rate was approximately 6%. See Note 11 to the consolidated financial statements for additional information on the company’s indebtedness.

Cash used for financing activities was $170 million in 2007 compared to $905 million in 2006. This decrease was primarily due to net debt borrowings of $795 million offset by increased common stock repurchases in connection with the Company’s announced $1 billion share repurchase program. Also, dividend payments increased $58 million to $1.20 per share compared to $1.00 per share in 2006, an increase of 20%.

OTHER FINANCIAL DATA

The following discussion includes non-GAAP measures that may not be comparable to similar definitions used by other companies. Praxair believes that its debt-to-capital ratio is appropriate for measuring its financial leverage. The company believes that its after-tax return on invested capital ratio is an appropriate measure for judging performance as it reflects the approximate after-tax profit earned as a percentage of investments by all parties in the business (debt, minority interests and shareholders’ equity). See the Non-GAAP Financial Measures on page 73 for definitions and reconciliation of these two non-GAAP measures to reported amounts.

Praxair’s debt-to-capital ratio increased to 43.4% at December 31, 2007 versus 39.9% at December 31, 2006. The increase is attributed to higher debt levels slightly offset by an increase in shareholders’ equity due to 2007 net income.

After-tax return on capital increased to 15.3% at December 31, 2007 versus 14.6% at December 31, 2006 due primarily to strong earnings growth partially offset by an increase in average capital year over year.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The following table sets forth Praxair’s material contractual obligations and other commercial commitments as of December 31, 2007:

(Million of dollars)	DUE OR EXPIRING BY DECEMBER 31,
	2008	2009	2010	2011	2012	THEREAFTER	TOTAL
Debt obligations
Debt and capitalized lease maturities	$828	$686	$23	$5	$523	$2,127	$4,192
Contractual interest on long-term debt	149	137	107	105	81	200	779
Operating leases	84	67	54	36	27	71	339
Retirement obligations	84	35	36	36	37	190	418
Unconditional purchase obligations	361	220	155	135	110	273	1,254
Construction commitments	834	476	76	—	—	—	1,386
Guarantees and other	95	59	68	—	—	27	249

Total Contractual Obligations	$2,435	$1,680	$519	$317	$778	$2,888	$8,617

Debt and capitalized lease maturities of $4,192 million are more fully described in Note 11 to the consolidated financial statements and are included on the company’s balance sheet as long- and short-term liabilities. $550 million of notes due in 2008 and $100 million of commercial paper are reflected in thereafter due to the company’s intent and ability to refinance this debt on a long-term basis.

Contractual interest on long-term debt of $779 million represents interest the company is contracted to pay on outstanding long-term debt and capital lease obligations, calculated on a basis consistent with planned debt maturities. At December 31, 2007, Praxair had fixed-rate debt of $2,552 million and floating-rate debt of $1,640 million. The rate assumed for floating-rate debt was the rate in effect at December 31, 2007.

Obligations under operating leases of $339 million represent non-cancelable contractual obligations primarily for manufacturing and distribution equipment and office space. See Note 4 to the consolidated financial statements for further details.

Retirement obligations of $418 million include estimates of pension plan contributions and expected future benefit payments for unfunded pension and postretirement benefits other than pensions (OPEB). Pension plan contributions are forecast through 2008 only. Expected future unfunded pension and OPEB benefit payments are forecast through 2017. Contribution and unfunded benefit payment estimates are based upon current valuation assumptions. Estimates of pension contributions after 2008 and unfunded benefit payments after 2017 are not included in the table because the timing of their resolution cannot be estimated. Retirement obligations are more fully described in Note 16 to the consolidated financial statements.

Unconditional purchase obligations of $1,254 million represent contractual commitments under various long- and short-term take-or-pay arrangements with suppliers. These obligations are primarily minimum-purchase commitments for helium, electricity, natural gas and feedstock used to produce atmospheric gases, carbon dioxide and hydrogen. During 2007, payments under these contracts totaled $973 million, including $406 million for electricity and $404 million for natural gas. A significant portion of these obligations is passed on to customers through similar take-or-pay contractual arrangements. Purchase obligations that are not passed along to customers do not represent a significant risk to Praxair.

Construction commitments of $1,386 million represent outstanding commitments to customers or suppliers to complete authorized construction projects as of December 31, 2007. A significant portion of Praxair’s capital spending is related to the construction of new production facilities to satisfy customer commitments which may take a year or more to complete. Significant commitments include a large hydrogen plant in northern California to supply Chevron’s Richmond Refinery and a project with Jiangsu SOPO (Group) Co., Ltd in China to build an air separation unit to support their coal gasification project.

Guarantees and other of $249 million include $85 million relating to Praxair’s contingent obligations under guarantees of certain debt of unconsolidated affiliates, $105 million relating to put option agreements with certain affiliated companies and $59 million of various guarantees relating to outstanding receivables and repurchase agreements. Unconsolidated equity investees had total debt of approximately $520 million at December 31, 2007, which was non-recourse to Praxair with the exception of the guaranteed portions described above. The put option agreements are primarily related to majority-owned packaged gas subsidiaries in the United States and give the minority shareholders the right to require Praxair to purchase their shares at a predefined price calculation. Praxair has no financing arrangements with closely-held related parties.

FIN 48 tax liabilities totaling $305 million, including related interests and penalties, are not included in the table because the timing of their resolution cannot be estimated. See Note 5 to the consolidated financial statements for disclosures surrounding uncertain income tax positions under FIN 48.

Also, see Note 17 to the consolidated financial statements for more information concerning commitments and contingencies.

RETIREMENT BENEFITS

The non-cash pension and OPEB funded status liability decreased $27 million to $355 million at December 31, 2007 ($235 million after-tax) from $382 million at December 31, 2006 ($251 million after-tax).

Pension contributions were $22 million in 2007 and $126 million in 2006. Estimates of 2008 contributions are approximately $20 million, all of which is required by funding regulations or laws.

Praxair assumes an expected return on plan assets for 2008 in the U.S. of 8.25%. In 2008, consolidated pension expense is expected to be approximately $59 million, including a settlement charge of $17 million (see Note 16 to the consolidated financial statements) versus $50 million in 2007 and $56 million in 2006.

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

At December 31, 2007 and 2006, the company had recorded a total of $43 million and $47 million, respectively, representing an estimate of the retained liability for the ultimate cost of claims incurred and unpaid as of the balance sheet dates. The estimated liability is established using statistical analyses and is based upon historical experience, actuarial assumptions and professional judgment. These estimates are subject to the effects of trends in loss severity and frequency and are subject to a significant degree of inherent variability. If actual claims differ from the company’s estimates, financial results could be impacted.

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

DEPRECIABLE LIVES OF PROPERTY, PLANT AND EQUIPMENT

Praxair’s net property, plant and equipment at December 31, 2007 was $7,963 million, representing 60% of the company’s consolidated total assets. Depreciation expense for the year ended December 31, 2007 was $754 million, or 10% of total operating costs. Management judgment is required in the determination of the estimated depreciable lives that are used to calculate the annual depreciation expense and accumulated depreciation.

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

Based upon the assets as of December 31, 2007, if depreciable lives of machinery and equipment, on average, were increased or decreased by one year, annual depreciation expense would be decreased by approximately $34 million or increased by approximately $38 million, respectively.

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

The weighted-average expected long-term rates of return on pension plan assets were 8.25% for U.S. plans and 8.70% for international plans for the year ended December 31, 2007 (8.25% and 8.30%, respectively, at December 31, 2006). These rates are determined annually by management based on a weighted average of current and historical market trends, historical and expected portfolio performance and the current and expected portfolio mix of investments. A 0.50% change in these expected long-term rates of return, with all other variables held constant, would change Praxair’s pension expense by approximately $8 million.

The weighted-average discount rates for pension plan liabilities were 6.20% for U.S. plans and 6.85% for international plans at December 31, 2007 (5.88% and 6.00%, respectively, at December 31, 2006). These rates are used to calculate the present value of plan liabilities and are determined annually by management. The discount rate for the U.S. plan is established utilizing a bond matching model provided by the company’s independent actuaries. The portfolio of bonds includes only Moody’s Aa-graded corporate bonds and matches the U.S. plan’s projected cash flows to the spot rates and calculates the single equivalent discount rate which produces the same present value. The discount rates for the international plans are based on market yields for high-quality fixed income investments representing the approximate duration of the pension liabilities on the measurement date. A 0.50% change in discount rates, with all other variables held constant, would change Praxair’s pension expense by approximately $10 million and would impact the projected benefit obligation (PBO) by approximately $112 million.

The weighted-average expected rate of compensation increase was 3.50% for U.S. plans and 3.00% for international plans at December 31, 2007 and 2006. The estimated annual compensation increase is determined by management every year and is based on historical trends and market indices. A 0.50% change in the expected rate of compensation increase, with all other variables held constant, would change Praxair’s pension expense by approximately $4 million and would impact the PBO by approximately $23 million.

ASSET IMPAIRMENT

Goodwill

At December 31, 2007, the company had goodwill of $1,967 million, which represents the aggregate of the excess purchase price for acquired businesses over the fair value of the net assets acquired.

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

See Note 9 to consolidated financial statements for disclosures concerning the carrying value of goodwill.

Property, Plant and Equipment

Property, plant and equipment is tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an individual asset or asset group may not be recoverable. To assess recoverability, the company compares the estimated undiscounted future cash flows expected to be generated from the asset or asset group to the carrying amount of the asset or asset group. If the undiscounted future cash flows are less than the carrying amount of the asset or asset group, an impairment charge reducing the carrying amount to fair value is required. Fair value is determined based on the most appropriate valuation technique, including discounted cash flows. This analysis requires management to make various subjective estimates and assumptions, including the amount of projected future cash flows related to the asset or asset group, the useful life over which cash flows will occur and the asset’s residual value, if any.

INCOME TAXES

At December 31, 2007, Praxair had deferred tax assets of $519 million (net of valuation allowances of $341 million), and deferred tax liabilities of $1,165 million. Income tax expense was $419 million for the year ended December 31, 2007.

Effective January 1 2007, the Company adopted FIN 48 which provides a comprehensive model for the recognition, measurement and disclosure in financial statements of uncertain income tax positions that a Company has taken or expects to take on a tax return (see Notes 1 and 5 to the consolidated financial statements).

In the preparation of consolidated financial statements, Praxair estimates income taxes based on diverse legislative and regulatory structures that exist in various jurisdictions where the company conducts business. Deferred income tax assets and liabilities represent tax benefits or obligations that arise from temporary differences due to differing treatment of certain items for accounting and income tax purposes. Praxair evaluates deferred tax assets each period to ensure that estimated future taxable income will be sufficient in character (e.g. capital gain versus ordinary income treatment), amount and timing to result in their recovery. A valuation allowance is established when management determines that it is more likely than not that a deferred tax asset will not be realized to reduce the assets to their realizable value. Considerable judgments are required in establishing deferred tax valuation allowances and in assessing probable exposures related to tax matters. As events and circumstances change, related reserves and valuation allowances are adjusted to income at that time. Praxair’s tax returns are subject to audit and local taxing authorities could challenge the company’s tax positions. The company’s practice is to review tax filing positions by jurisdiction and to record provisions for uncertain income tax provisions as required by FIN 48, including interest and penalties when applicable. Praxair believes it records and/or discloses such potential tax liabilities as appropriate and has reasonably estimated its income tax liabilities and recoverable tax assets. If new information becomes available, adjustments are charged against income at that time. Management does not anticipate that such adjustments would have a material adverse effect on the company’s consolidated financial position or liquidity; however, it is possible that the final outcomes could have a material impact on the company’s reported results of operations.

CONTINGENCIES

In accordance with SFAS No. 5, “Accounting for Contingencies,” the company accrues liabilities for non-income tax contingencies when management believes that a loss is probable and the amounts can be reasonably estimated, while contingent gains are recognized only when realized. If new information becomes available or losses are sustained in excess of recorded amounts, adjustments are charged against income at that time. Management does not anticipate that in the aggregate such losses would have a material adverse effect on the company’s consolidated financial position or liquidity; however, it is possible that the final outcomes could have a material impact on the company’s reported results of operations.

Praxair is subject to various claims, legal proceedings and government investigations that arise from time to time in the ordinary course of business. These actions are based upon alleged environmental, tax, antitrust and personal injury claims, among others (see Note 17 to the consolidated financial statements). Such contingencies are significant and the accounting requires considerable management judgments in analyzing each matter to assess the likely outcome and the need for establishing appropriate liabilities and providing adequate disclosures. Praxair believes it records and/or discloses such potential contingencies as appropriate and has reasonably estimated its liabilities.

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

To manage these risks, Praxair uses various derivative financial instruments, including interest-rate swaps, currency swaps, forward contracts, currency options and commodity contracts. Praxair only uses commonly traded and non-leveraged instruments. These contracts are entered into primarily with major banking institutions thereby minimizing the risk of credit loss. Also, see Notes 1 and 12 to the consolidated financial statements for a more complete description of Praxair’s accounting policies and use of such instruments.

The following discussion presents the sensitivity of the market value, earnings and cash flows of Praxair’s financial instruments to hypothetical changes in interest and exchange rates assuming these changes occurred at December 31, 2007. The range of changes chosen for these discussions reflect Praxair’s view of changes which are reasonably possible over a one-year period. Market values represent the present values of projected future cash flows based on interest rate and exchange rate assumptions.

INTEREST RATE AND DEBT SENSITIVITY ANALYSIS

At December 31, 2007, Praxair had debt totaling $4,192 million ($3,167 million at December 31, 2006). There were no interest-rate swap agreements outstanding at December 31, 2007 and 2006. When considered necessary, interest-rate swaps are entered into as hedges of underlying financial instruments to effectively change the characteristics of the interest rate without actually changing the underlying financial instrument. For fixed-rate instruments, interest-rate changes affect the fair market value but do not impact earnings or cash flows. Conversely, for floating-rate instruments, interest-rate changes generally do not affect the fair market value but impact future earnings and cash flows, assuming other factors are held constant.

At December 31, 2007, Praxair had fixed-rate debt of $2,552 million and floating-rate debt of $1,640 million, representing 61% and 39%, respectively, of total debt. At December 31, 2006, Praxair had fixed-rate debt of $2,378 million and floating-rate debt of $789 million, representing 75% and 25%, respectively, of total debt. Holding other variables constant (such as foreign exchange rates, swaps and debt levels), a one-percentage-point decrease in interest rates would increase the unrealized fair market value of the fixed-rate debt by approximately $116 million ($84 million in 2006). At December 31, 2007 and 2006, the after-tax earnings and cash flows impact for the subsequent year resulting from a one-percentage-point increase in interest rates would be approximately $11 million and $5 million, respectively, holding other variables constant.

EXCHANGE RATE SENSITIVITY ANALYSIS

Praxair’s exchange-rate exposures result primarily from its investments and ongoing operations in South America (primarily Brazil, Argentina and Colombia), Europe (primarily Italy, Spain and Germany), Canada, Mexico, Asia (primarily China, India, Korea, Malaysia and Thailand) and other business transactions such as the procurement of equipment from foreign sources. Among other techniques, Praxair utilizes foreign exchange forward contracts and options to hedge these exposures. At December 31, 2007, Praxair had $776 million notional amount ($758 million at December 31, 2006) of foreign exchange contracts of which $606 million ($758 million in 2006) were to hedge recorded balance-sheet exposures and $170 million were to hedge anticipated net income (none at December 31, 2006).

Holding other variables constant, if there were a 10% adverse change in foreign-currency exchange rates for the portfolio, the fair market value of foreign-currency contracts outstanding at December 31, 2007 and 2006 would decrease by approximately $8 million and $40 million, respectively, which would be offset by an equal but offsetting gain or loss on the foreign-currency fluctuation of the underlying exposure being hedged.

FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s reasonable expectations and assumptions as of the date the statements are made but involve risks and uncertainties. These risks and uncertainties include, without limitation: the performance of stock markets generally; developments in worldwide and national economies and other international events and circumstances; changes in foreign currencies and in interest rates; the cost and availability of electric power, natural gas and other raw materials; the ability to achieve price increases to offset cost increases; catastrophic events including natural disasters, epidemics and acts of war and terrorism; the ability to attract, hire, and retain qualified personnel; the impact of changes in financial accounting standards; the impact of tax, environmental, home healthcare and other legislation and government regulation in jurisdictions in which the company operates; the cost and outcomes of investigations, litigation and regulatory proceedings; continued timely development and market acceptance of new products and applications; the impact of competitive products and pricing; future financial and operating performance of major customers and industries served; and the effectiveness and speed of integrating new acquisitions into the business. These risks and uncertainties may cause actual future results or circumstances to differ materially from the projections or estimates contained in the forward-looking statements. The company assumes no obligation to update or provide revisions to any forward-looking statement in response to changing circumstances. The above listed risks and uncertainties are further described in Item 1a (Risk Factors) in the company’s latest Annual Report on Form 10-K filed with the SEC which should be reviewed carefully. Please consider the company’s forward-looking statements in light of those risks.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations – Praxair, Inc. and its subsidiaries (Praxair or company) comprise one of the largest industrial gases companies worldwide, and the largest in North and South America. Praxair produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings to a diverse group of industries including aerospace, chemicals, electronics, energy, food and beverage, healthcare, manufacturing and metals.

Principles of Consolidation – The consolidated financial statements include the accounts of all significant subsidiaries where control exists and, in limited situations, variable-interest entities where the company is the primary beneficiary. Equity investments generally consist of 20% to 50% owned operations where the company exercises significant influence. Operations less than 20% owned, where the company does not exercise significant influence, are generally carried at cost. Pre-tax income from equity investments that are partnerships or limited-liability corporations (LLC) is included in Other income (expenses) – net with related taxes included in Income taxes. Remaining equity earnings are reported as Income from equity investments, net of income taxes. Partnership and LLC net assets are reported as Equity investments in the balance sheet. Significant inter-company transactions are eliminated and any significant related-party transactions have been disclosed.

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

Revenue Recognition – Revenue is recognized when: a firm sales agreement exists; product is shipped or services are provided to customers; and collectibility of a fixed or determinable sales price is reasonably assured. Sales returns and allowances are not a normal practice in the industry and are de minimis.

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

Property, Plant and Equipment – Net – Property, plant and equipment are carried at cost, net of accumulated depreciation. The company capitalizes interest as part of the cost of constructing major facilities (see Note 7). Depreciation is calculated on the straight-line method based on the estimated useful lives of the assets, which range from 3 years to 40 years (see Note 8). Praxair uses accelerated depreciation methods for tax purposes where appropriate. Maintenance of property, plant and equipment is generally expensed as incurred.

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

Foreign Currency Translation – For most foreign operations, the local currency is the functional currency and translation gains and losses are reported as part of the Accumulated other comprehensive income (loss) component of Shareholders’ equity as a cumulative translation adjustment (see Note 7). For other foreign operations, the U.S. dollar is the functional currency and translation gains and losses are included in income.

Financial Instruments – Praxair enters into various derivative financial instruments to manage its exposure to fluctuating interest and currency exchange rates and energy costs. Such instruments primarily include interest-rate swap agreements; currency swap; forward contracts; currency options; and commodity-swap agreements. These instruments are not entered into for trading purposes. Praxair only uses commonly traded and non-leveraged instruments. There are two types of derivatives the company enters into: hedges of fair-value exposures and hedges of cash-flow exposures. Fair-value exposures relate to recognized assets or liabilities, and firm commitments; while cash-flow exposures relate to the variability of future cash flows associated with recognized assets or liabilities, or forecasted transactions.

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

Goodwill – Acquisitions are accounted for using the purchase method which requires allocation of the purchase price to assets acquired and liabilities assumed based on estimated fair values. Any excess of the purchase price over the fair value of the assets and liabilities acquired is recorded as goodwill (see Note 9). Allocations of the purchase price are based on preliminary estimates and assumptions at the date of acquisition. Allocations are subject to revision based on final information received, including appraisals and other analyses which support underlying estimates.

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

Other Intangible Assets – Customer and license/use agreements, non-compete agreements and patents and other intangibles are amortized over the estimated period of benefit (see Note 10). The determination of the estimated period of benefit will be dependent upon the use and underlying characteristics of the intangible asset. Praxair evaluates the recoverability of its intangible assets subject to amortization when facts and circumstances indicate that the carrying value of the asset may not be recoverable. If the carrying value is not recoverable, impairment is measured as the amount by which the carrying value exceeds its estimated fair value. Fair value is generally estimated based on either appraised value or other valuation techniques.

Income Taxes – Deferred income taxes are recorded for the temporary differences between the financial statement and tax bases of assets and liabilities using currently enacted tax rates. Valuation allowances are established against deferred tax assets whenever circumstances indicate that it is more likely than not that such assets will not be realized in future periods.

Effective January 1 2007, the company adopted FASB Interpretation No. (FIN) 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109”, which provides a comprehensive model for the recognition, measurement and disclosure in financial statements of uncertain income tax positions that a company has taken or expects to take on a tax return. Under FIN 48, the company can recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Additionally, the company accrues interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws. Interest and penalties are classified as income tax expense in the financial statements. See Note 5 for additional information relating to the adoption of FIN 48 and required disclosures.

Prior to 2007, in accordance with SFAS No. 5, the provision for income taxes included probable exposures for tax matters and related interest and penalties when assessed, if applicable.

Retirement Benefits – Most Praxair employees participate in a form of defined benefit or contribution retirement plan, and additionally certain employees are eligible to participate in various post-employment health care and life insurance benefit plans. The cost of such benefits is recognized over the employees’ expected service period to the Company in accordance with the applicable accounting standards. The funded status of the plans is recorded as an asset or liability in the consolidated balance sheets in accordance with SFAS No. 158. Funding of retirement benefits varies and is in accordance with local laws and practices. See Note 16 for additional information relating to retirement programs.

Share-based Compensation – In 2006, the company adopted Statement of Financial Accounting Standard (SFAS) No. 123 (revised 2004), “Share-Based Payment” and related interpretations (SFAS No. 123R) which require the measurement and recognition of compensation expense for all share-based awards to employees and directors based on their fair value. The company has granted share-based awards which consist of stock options, restricted stock and performance-based stock. Share-based compensation expense is generally recognized on a straight-line basis over the stated vesting period. For stock awards granted to full-retirement-eligible employees, compensation expense is recognized over the period from the grant date to the date retirement eligibility is achieved. For performance-based awards, compensation expense is recognized only if it is probable that the performance condition will be achieved.

The company adopted SFAS No. 123R using the modified prospective transition method and, accordingly, prior periods have not been restated to reflect the impact of expensing stock options. Share-based compensation expense is recorded for all new and unvested stock option awards that are expected to vest over the service period beginning on January 1, 2006.

Prior to 2006, the company accounted for share-based awards using the intrinsic value method under Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees”. Accordingly, prior to 2006, stock option expense was not recognized in net income as the exercise price of options granted was equal to the market value of the stock at the date of grant. Pro forma net income and earnings per share amounts as if stock option expense had been recognized based on fair value for 2005 are provided in Note 15.

See Note 15 for additional disclosures relating to share-based compensation.

RECENTLY ISSUED ACCOUNTING STANDARDS

ACCOUNTING STANDARDS IMPLEMENTED IN 2007

Effective January 1, 2007, the company adopted FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, “Accounting for Income Taxes” (SFAS 109). See Note 5 for information relating to the implementation of this interpretation and other required disclosures pertaining to uncertain tax positions.

ACCOUNTING STANDARDS TO BE IMPLEMENTED

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which provides a single definition of fair value, and requires additional disclosure about the use of fair value to measure assets and liabilities. In February 2008, the FASB issued FASB Staff Position (FSP) No. 157-2 which delays the effective date of SFAS No. 157 until January 1, 2009 for Praxair for all non-financial assets and liabilities, except those that are recognized and disclosed at fair value in the financial statements on a recurring basis. SFAS No. 157 is effective on January 1, 2008 for Praxair for financial assets and liabilities as well as those non-financial assets and liabilities excluded from the deferral above. The company is currently in the process of evaluating the impact of this standard on the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”. This statement permits companies, at their option, to choose to measure many financial instruments and certain other items at fair value. If the option to use fair value is chosen, the standard requires additional disclosures related to the fair value measurements included in the financial statements. This statement is effective on January 1, 2008 for Praxair and the company is currently in the process of evaluating the impact of this standard on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (R), “Business Combinations”, which will change the way the Company accounts for business combinations. The more significant changes under this standard will require: more assets acquired and liabilities assumed to be measured at fair value as of the acquisition date; all acquisition related costs to be expensed; and contingent liabilities to be remeasured at fair value in each reporting period. This standard also requires additional disclosures by the acquirer. This standard is effective on a prospective basis on January 1, 2009 for Praxair and the company is currently in the process of evaluating the impact of this standard on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling interests in Consolidated Financial Statements”, which requires noncontrolling interests (currently referred to as minority interests) in subsidiaries to be classified as a separate component of equity in the consolidated financial statements. Also, the amount of net income attributable to the noncontrolling interests will be included in consolidated net income on the face of the statement of income. This standard is effective on January 1, 2009 for Praxair and the company is currently in the process of evaluating the impact of this standard on the consolidated financial statements.

In December 2007, the Emerging Issues Task Force (“EITF”) ratified EITF 07-1, “Accounting for Collaborative Arrangements”. This issue addresses the accounting for collaborative arrangements in which no legal entity is created. The EITF requires revenues and costs under a collaborative arrangement to be reported on a gross basis if the entity is a principal to an arrangement or on a net basis if the entity is an agent and requires specific disclosures for material arrangements. This EITF is effective for Praxair on January 1, 2009. Praxair is currently in the process of evaluating the impact of this interpretation on the consolidated financial statements.

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

NOTE 3. ACQUISITIONS

The results of operations of these businesses have been included in Praxair’s consolidated statements of income since their respective dates of acquisition.

In March 2007, Praxair acquired Linde AG’s industrial gas business in Mexico and Mittler Supply, Inc., an independent packaged gas distributor with operations across the midwestern United States. The aggregate purchase price for these acquisitions was $297 million and resulted in the recognition of $160 million of goodwill and $44 million of intangible assets, primarily consisting of customer and license/use agreements. In addition, in November 2007, Praxair formed a new majority-owned packaged gas distribution subsidiary in the Mid-Atlantic region of the United States by contributing portions of its current operations and acquiring an independent distributor, GT&S, Inc. This was a non-monetary transaction and, therefore, is not reflected in the consolidated statement of cash flows. The transaction resulted in the recognition of approximately $59 million in goodwill and $16 million in intangible assets, primarily consisting of customer and license/use agreements. The transaction also resulted in an increase of $59 million in Minority Interests and $82 million in short-term debt. These acquisitions will strengthen Praxair’s presence and ability to serve customers in their respective geographies.

On November 30, 2007, Praxair acquired a 50% interest in the industrial gases business of Yara International ASA of Norway for $117 million. This joint venture, Yara Praxair Holding AS, represents Praxair’s entry into the Scandinavian market and is accounted for as an equity investment in the consolidated financial statements.

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

Other acquisitions in 2007, 2006 and 2005 were not significant.

NOTE 4. LEASES

In the normal course of its business, Praxair enters into various leases as the lessee, primarily involving manufacturing and distribution equipment and office space. Non-cancelable operating lease commitments extending for more than one year require future minimum payments totaling $339 million at December 31, 2007 as follows: 2008, $84 million; 2009, $67 million; 2010, $54 million; 2011, $36 million; 2012, $27 million and $71 million thereafter. The present value of these future lease payments under operating leases is approximately $282 million. Total lease and rental expenses under operating leases were $105 million in 2007, $97 million in 2006, and $96 million in 2005. Capital leases are not significant and are included in property, plant and equipment – net. Related obligations are included in debt.

Praxair’s leases where it is the lessor are not significant.

NOTE 5. INCOME TAXES

Pre-tax income applicable to U.S. and foreign operations is as follows:

(Millions of dollars)
YEAR ENDED DECEMBER 31,	2007	2006	2005
United States	$491	$424	$304
Foreign	1,122	940	826

Total income before income taxes	$1,613	$1,364	$1,130

The following is an analysis of the provision for income taxes:

(Millions of dollars)
YEAR ENDED DECEMBER 31,	2007	2006	2005
CURRENT TAX EXPENSE
U.S. Federal	$140	$77	$56
State and local	12	11	10
Foreign	230	177	110

	382	265	176

DEFERRED TAX EXPENSE
U.S. Federal	8	52	79
Foreign (a)	29	38	121

	37	90	200

TOTAL INCOME TAXES	$419	$355	$376

(a)	2005 includes $67 million related to valuation allowance adjustments, primarily in Brazil.

An analysis of the difference between the provision for income taxes and the amount computed by applying the U.S. statutory income tax rate to pre-tax income follows:

(Dollar amounts in millions)
YEAR ENDED DECEMBER 31,	2007		2006		2005
U.S. statutory income tax rate	$565	35.0%	$477	35.0%	$395	35.0%
State and local taxes – net of federal benefit	7	0.5%	7	0.5%	4	0.4%
U.S. tax credits and deductions(a)	(11)	-0.7%	(10)	-0.7%	(8)	-0.7%
Foreign tax rate differentials(b)	(133)	-8.2%	(114)	-8.4%	(103)	-9.1%
Repatriation and other foreign tax adjustments(c)	(3)	-0.2%	—	—	92	8.1%
Tax audit settlements(d)	—	—	(5)	-0.4%	(1)	-0.1%
Other – net	(6)	-0.4%	—	—	(3)	-0.3%

Provision for income taxes	$419	26.0%	$355	26.0%	$376	33.3%

(a)	U.S. tax credits and deductions relate to research and experimentation tax credits, export tax credits and manufacturing deductions.
(b)	Includes foreign tax rate differentials and various tax incentives primarily in Europe, Asia and South America. Additionally, in 2007 and 2005, respectively, net income tax benefits of $12 million and $9 million were recorded in Europe, related to tax rate changes, and other adjustments. Other tax rate changes were not significant.
(c)	The tax charge in 2005 is related to the repatriation of foreign earnings pursuant to the American Jobs Creation Act of 2004 ($67 million) and other foreign tax adjustments made to tax reserves and valuation allowances ($25 million).
(d)	The tax audit settlements represent non-recurring benefits resulting from the settlement of various tax matters in the U.S.

Net deferred tax liabilities included in the consolidated balance sheet are comprised of the following:

(Millions of dollars)
DECEMBER 31,	2007	2006
DEFERRED TAX LIABILITIES
Fixed assets	$922	$867
Exchange gains	131	86
Goodwill	47	39
Other	65	47

	$1,165	$1,039

DEFERRED TAX ASSETS
Carryforwards	$401	$352
Benefit plans and related(a)	233	210
Exchange losses	41	38
Research and development(b)	—	36
Inventory	9	10
Other	176	148

	860	794
Less: Valuation allowances	(341)	(266)

	$519	$528

NET DEFERRED TAX LIABILITIES	$646	$511

Recorded in the consolidated balance sheets as:
Current deferred tax assets, net (Note 7)	$86	$87
Long-term deferred tax liabilities, net (Note 7)	732	598

	$646	$511

(a)	Includes deferred taxes of $120 million and $131 million in 2007 and 2006, respectively, related to pension/OPEB funded status.
(b)	U.S. R&D credits were fully utilized in 2007.

Praxair evaluates deferred tax assets quarterly to ensure that estimated future taxable income will be sufficient in character (e.g., capital gain versus ordinary income treatment), amount and timing to result in their recovery. After considering the positive and negative evidence, a valuation allowance is established when management determines that it is more likely than not (i.e., greater than 50% likelihood) that a deferred tax asset will not be realized to reduce the assets to their realizable value. Considerable judgment is required in establishing deferred tax valuation allowances. At December 31, 2007, Praxair had $401 million of deferred tax assets relating to net operating losses and tax credits (primarily foreign). Of this amount, $278 million relates to NOLs (primarily in one Brazilian subsidiary) for which Praxair has a 100% valuation allowance. The valuation allowances are required because management has determined, based on financial projections and available tax strategies, which management anticipates will continue to eliminate future taxable income, that it is unlikely that any of the NOLs will be utilized in the foreseeable future. The remaining $123 million of carryforwards, $74 million U.S. and $49 million foreign, expire through 2027 and 2016, respectively, and have $63 million of valuation allowances recorded. If events or circumstances change valuation allowances would be adjusted at that time resulting in an income tax benefit or charge. The carryforwards and valuation allowance increases in 2007 are primarily related to currency movements and tax filings.

A provision has not been made for additional U.S. Federal or foreign taxes at December 31, 2007 on $3.1 billion of undistributed earnings of foreign subsidiaries because Praxair intends to reinvest these funds indefinitely to support foreign growth opportunities. It is not practicable to estimate the unrecognized deferred tax liability on these undistributed earnings. These earnings could become subject to additional tax if they are remitted as dividends, loaned to Praxair, or upon sale of the subsidiary’s stock.

FIN 48 - UNCERTAIN TAX POSITIONS

Effective January 1, 2007, the company adopted FIN 48 which provides a comprehensive model for the recognition, measurement and disclosure in financial statements of uncertain tax positions that a company has taken or expects to take on a tax return. The adoption of FIN 48 resulted in a non-cash transition charge of $158 million, recorded as a reduction to beginning retained earnings. The transition adjustment relates primarily to tax positions related to foreign operations where the original tax benefit related to periods prior to 2002.

As of December 31, 2007, the company has unrecognized income tax benefits totaling $289 million which are primarily recorded as other long-term liabilities in the consolidated balance sheets (see Note 7). Unrecognized income tax benefits represent income tax positions taken on income tax returns but not yet recognized in the consolidated financial statements. If recognized, essentially all of the unrecognized tax benefits and related interest and penalties would be recorded as a benefit to income tax expense on the consolidated statement of income. Any changes in accounting estimates resulting from new developments with respect to uncertain income tax positions will be recorded as appropriate. The company does not currently anticipate significant changes in the amount of unrecognized income tax benefits over the next year.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Millions of dollars)
Unrecognized income tax benefits, January 1, 2007	$309
Additions for tax positions of prior years	19
Reductions for tax positions of prior years	(6)
Additions for current year tax position years	14
Reductions for settlements with taxing authorities (a)	(81)
Foreign currency translation	34

Unrecognized income tax benefits, December 31, 2007	$289

(a)	Settlements are uncertain tax positions that were effectively settled with the taxing authorities, including positions where the Company has agreed to amend its tax returns to eliminate the uncertainty.

Interest and penalties on tax reserves of $20 million were recognized for the year ended December 31, 2007 and were classified as income tax expense in the consolidated statement of income. As of December 31, 2007, the company had $57 million of accrued interest and penalties which were recorded in other long-term liabilities in the consolidated balance sheets (see Note 7).

As of December 31, 2007, the company remained subject to examination in the following major tax jurisdictions for the Tax years as indicated below:

MAJOR TAX JURISDICTIONS	OPEN YEARS
North America
United States	2005 through 2007
Canada	2000 through 2007
Mexico	2002 through 2007
Europe
Germany	2004 through 2007
Italy	2003 through 2007
Spain	1997 through 2007
South America
Brazil	1998 through 2007
Asia
China	2007
India	1999 through 2007
Korea	2002 through 2007
Thailand	2003 through 2007

The company is currently undergoing an IRS audit for its 2005 and 2006 tax years in the United States. During 2006, the IRS completed its audit and issued its final assessment related to Praxair’s U.S. Federal income tax returns for the 2003 and 2004 tax years, resulting in an immaterial adjustment to the consolidated financial statements.

NOTE 6. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income for the period by the weighted average number of Praxair common shares outstanding. Diluted earnings per share is computed by dividing net income for the period by the weighted average number of Praxair common shares outstanding and dilutive common stock equivalents, as follows:

	2007	2006	2005
NUMERATOR (MILLIONS OF DOLLARS)
Income before cumulative effect of change in accounting principle	$1,177	$988	$732
Cumulative effect of change in accounting principle	—	—	(6)

Net income	$1,177	$988	$726

DENOMINATOR (THOUSANDS OF SHARES)
Weighted average shares outstanding	317,991	322,444	322,658
Shares earned and issuable under compensation plans	1,006	1,051	1,107

Weighted average shares used in basic earnings per share	318,997	323,495	323,765
Effect of dilutive securities
Convertible debt	—	—	146
Performance-based stock awards	105	—	—
Employee stock options	5,740	5,798	5,774

Weighted average shares used in diluted earnings per share	324,842	329,293	329,685

BASIC EARNINGS PER COMMON SHARE
Income before cumulative effect of change in accounting principle	$3.69	$3.05	$2.26
Net income	$3.69	$3.05	$2.24
DILUTED EARNINGS PER COMMON SHARE
Income before cumulative effect of change in accounting principle	$3.62	$3.00	$2.22
Net income	$3.62	$3.00	$2.20

Stock options of 5,540, 1,000 and 74,200 shares were excluded in the computation of diluted earnings per share for the years ended December 31, 2007, 2006 and 2005, respectively, because the exercise prices were greater than the average market price of the common stock for the respective period.

NOTE 7. SUPPLEMENTAL INFORMATION

INCOME STATEMENT

(Millions of dollars)
YEAR ENDED DECEMBER 31,	2007	2006	2005
SELLING, GENERAL AND ADMINISTRATIVE
Selling	$547	$503	$475
General and administrative(a)	643	583	512

	$1,190	$1,086	$987

DEPRECIATION AND AMORTIZATION
Depreciation	$754	$681	$649
Amortization of other intangibles (Note 10)	20	15	16

	$774	$696	$665

OTHER INCOME (EXPENSES) – NET
Net income hedges (Note 12)	$(16)	$—	$(5)
Other currency	3	(3)	1
Partnership income	25	30	23
Severance expense	(11)	(15)	(10)
Gain on divestitures	11	14	—
Insurance recoveries	—	15	—
St. Louis distribution facility fire	—	—	(8)
Customer obligation settlement	—	—	20
U.S. Gulf Coast hurricanes impact	—	—	(16)
Other – net	(9)	(9)	5

	$3	$32	$10

INTEREST EXPENSE – NET
Interest incurred on debt	$213	$181	$179
Interest capitalized	(35)	(21)	(11)
Amortization of swap termination costs (Note 12)	(5)	(5)	(5)

	$173	$155	$163

(a)	2007 and 2006 include share-based compensation expense under SFAS No. 123R of $40 million and $39 million, respectively. 2005 does not include share-based compensation as the company was accounting for stock options under APB 25 which did not require the recognition of share-based compensation in net income.

BALANCE SHEET

(Millions of dollars)
DECEMBER 31,	2007	2006
ACCOUNTS RECEIVABLE
Trade	$1,715	$1,461
Other	114	90

	1,829	1,551
Less: allowance for doubtful accounts(a)	(106)	(95)

	$1,723	$1,456

INVENTORIES(b)
Raw materials and supplies	$129	$104
Work in process	61	50
Finished goods	284	227

	$474	$381

PREPAID AND OTHER CURRENT ASSETS
Deferred income taxes (Note 5)	$86	$87
Prepaid	54	49
Other	54	50

	$194	$186

OTHER LONG-TERM ASSETS
Pension assets (Note 16)	$116	$102
Insurance contracts(c)	80	77
Long-term receivables	118	97
Deposits	56	42
Investments carried at cost	13	12
Deferred charges	13	14
Other	127	103

	$523	$447

OTHER CURRENT LIABILITIES
Accrued expenses	$238	$190
Payrolls	185	161
Pension and postretirement (Note 16)	73	42
Interest payable	28	32
Employee benefit accrual	20	28
Severance	15	12
Insurance reserves	12	15
Other	124	115

	$695	$595

OTHER LONG-TERM LIABILITIES
Pension and postretirement (Note 16)	$490	$515
FIN 48 tax liabilities(d)	248	—
FIN 48 interest and penalties(d)	57	—
Insurance reserves	31	32
Other(d)	222	384

	$1,048	$931

DEFERRED CREDITS
Deferred income taxes (Note 5)	$732	$598
Other	125	58

	$857	$656

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Cumulative translation adjustment
North America	$(22)	$(120)
South America(e)	(521)	(759)
Europe	23	(12)
Asia	36	(10)
Surface technologies	47	26

	(437)	(875)

Derivatives – net of taxes	—	(1)
Pension/OPEB funded status obligation (net of $120 million and $131 million taxes in 2007 and 2006, respectively)	(235)	(251)

	$(672)	$(1,127)

(a)	Provisions to the allowance for doubtful accounts were $53 million, $52 million and $36 million in 2007, 2006, and 2005, respectively. The remaining allowance activity in each period related primarily to write-offs of uncollectible amounts, net of recoveries and currency movements.
(b)	Approximately 13% and 15% of total inventories were valued using the LIFO method at December 31, 2007 and 2006, respectively. If inventories had been valued at current costs, they would have been approximately $17 million and $19 million higher than reported at December 31, 2007 and 2006, respectively.
(c)	Consists primarily of insurance contracts and other investments to be utilized for non-qualified pension and OPEB obligations (see Note 16).
(d)	FIN 48 became effective in 2007 (see Notes 1 and 5). In 2006, related long-term tax liabilities are reported in Other.
(e)	Consists primarily of currency translation adjustments in Brazil and Argentina.

NOTE 8. PROPERTY, PLANT AND EQUIPMENT – NET

Significant classes of property, plant and equipment are as follows:

(Millions of dollars)
DECEMBER 31,	2007	2006
Machinery and equipment	$13,834	$11,989
Buildings	898	783
Construction in progress and other	1,156	858
Land and land improvements	288	267

	16,176	13,897
Less: accumulated depreciation	(8,213)	(7,203)

	$7,963	$6,694

Machinery and equipment includes production plants, tanks, cylinders, transportation equipment and other assets that have useful lives of 3 years to 30 years. Buildings have useful lives of 25 years to 40 years and land improvements have useful lives of up to 20 years.

NOTE 9. GOODWILL

Changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2006 were as follows:

(Millions of dollars)	NORTH AMERICA	SOUTH AMERICA	EUROPE	ASIA	SURFACE TECHNOLOGIES	TOTAL
BALANCE, DECEMBER 31, 2005	$991	$161	$293	$26	$ 74	$1,545
Acquisitions	4	2	—	—	—	6
Purchase adjustments	3	—	—	—	—	3
Foreign currency translation	—	18	31	3	5	57
Other	—	—	2	—	—	2

BALANCE, DECEMBER 31, 2006	$998	$181	$326	$29	$ 79	$1,613
Acquisitions (Note 3)	237	1	—	—	—	238
Purchase adjustments	1	—	2	—	—	3
Foreign currency translation	24	43	36	4	6	113

BALANCE, DECEMBER 31, 2007	$1,260	$225	$364	$33	$ 85	$1,967

The annual impairment tests required by SFAS No. 142, “Goodwill and Other Intangible Assets,” for 2007, 2006 and 2005 were performed during the second quarter of each year and no impairments were indicated.

NOTE 10. OTHER INTANGIBLE ASSETS

The following is a summary of Praxair’s other intangible assets at December 31, 2007 and 2006:

(Millions of dollars) FOR THE YEAR ENDED DECEMBER 31, 2007	CUSTOMER AND LICENSE/USE AGREEMENTS	NON- COMPETE AGREEMENTS	PATENTS AND OTHER	TOTAL
Cost:
Balance, December 31, 2006	$ 72	$ 39	$ 16	$127
Additions (Note 3)	73	7	—	80
Foreign currency translation	4	2	—	6
Other	(2)	(15)	2	(15)

Balance, December 31, 2007	147	33	18	198

Less: accumulated amortization:
Balance, December 31, 2006	(26)	(24)	(6)	(56)
Amortization expense	(10)	(9)	(1)	(20)
Foreign currency translation	(2)	(1)	—	(3)
Other	2	15	(2)	15

Balance, December 31, 2007	(36)	(19)	(9)	(64)

Net balance at December 31, 2007	$111	$ 14	$ 9	$134

(Millions of dollars) FOR THE YEAR ENDED DECEMBER 31, 2006	CUSTOMER AND LICENSE/USE AGREEMENTS	NON- COMPETE AGREEMENTS	PATENTS AND OTHER	TOTAL
Cost:
Balance, December 31, 2005	$ 71	$ 38	$ 17	$126
Additions	5	2	—	7
Foreign currency translation	2	1	—	3
Other	(6)	(2)	(1)	(9)

Balance, December 31, 2006	72	39	16	127

Less: accumulated amortization:
Balance, December 31, 2005	(22)	(18)	(5)	(45)
Amortization expense	(6)	(8)	(1)	(15)
Foreign currency translation	(1)	—	—	(1)
Other	3	2	—	5

Balance, December 31, 2006	(26)	(24)	(6)	(56)

Net balance at December 31, 2006	$ 46	$ 15	$ 10	$71

There are no expected residual values related to these intangible assets. Amortization expense for the years ended December 31, 2007, 2006 and 2005 was $20 million, $15 million and $16 million, respectively. The remaining weighted-average amortization period for intangible assets is approximately 11 years. Total estimated annual amortization expense is as follows: 2008, $19 million; 2009, $17 million; 2010, $15 million; 2011, $13 million; 2012, $11 million and $59 million thereafter.

NOTE 11. DEBT

The following is a summary of Praxair’s outstanding debt at December 31, 2007 and 2006:

(Millions of dollars)	2007	2006
SHORT-TERM
Commercial paper and U.S. bank borrowings	$214	$9
European borrowings	19	—
Canadian borrowings	325	—
South American borrowings	37	35
Asian borrowings	182	79
Other international borrowings	11	7

Total short-term debt	788	130

LONG-TERM
U.S. Borrowings
Commercial Paper(c)	100	—
4.75% Notes due 2007(c)	—	250
6.625% Notes due 2007(c)	—	250
6.50% Notes due 2008(c)	250	250
2.75% Notes due 2008(a, c)	300	299
6.375% Notes due 2012(a, b)	519	524
3.95% Notes due 2013(a)	349	349
5.25% Notes due 2014(a)	399	—
5.375% Notes due 2016(a)	399	399
5.20% Notes due 2017(a)	325	—
Other	3	8
European borrowings	656	590
South American borrowings	80	83
Asian borrowings	10	21
Other international borrowings	6	4
Obligations under capital lease	8	10

	3,404	3,037
Less: current portion of long-term debt	(40)	(56)

Total long-term debt	3,364	2,981

Total debt	$4,192	$3,167

(a)	Amounts are net of unamortized discounts.
(b)	December 31, 2007 and 2006 include a $20 million and $25 million fair value increase, respectively, related to SFAS 133 hedge accounting (see Note 12).
(c)	Classified as long-term because of the Company’s intent to refinance this debt on a long-term basis and the availability of such financing under the terms of existing agreements.

During 2007, Praxair repaid $250 million of $4.75% Notes and $250 million of 6.625% Notes that were due on July 16, 2007 and October 15, 2007, respectively. The repayments were initially funded through the issuance of commercial paper. On March 15, 2007, Praxair issued $325 million of 5.20% Notes due 2017 and on November 13, 2007, Praxair issued $400 million of 5.25% Notes due 2014. The proceeds were used to refinance existing debt and for general corporate purposes.

The company has a $400-million revolving credit facility in Europe and a $200-million revolving credit facility in Canada with a syndicate of international banks that expires in November 2012. At December 31, 2007, $174 million was outstanding against the facility in Canada and there was no balance outstanding against the facility in Europe. At December 31, 2006, there were no balances outstanding against either facility. The company has the ability to draw against each facility in one of four currencies in amounts not to exceed the then U.S. dollar equivalent of $400 million and $200 million, respectively.

The company has a €450-million borrowing facility with a syndicate of international banks that expires in 2009. As of December 31, 2007, the amount outstanding against this facility was €450 million, or $656 million (€450 million, or $590 million at December 31, 2006). The weighted-average interest rate on this facility at December 31, 2007 was 4.8% (3.6% at December 31, 2006).

The company has a $1-billion senior unsecured credit facility with a syndicate of banks that expires in 2011. No borrowings were outstanding under the credit agreement at December 31, 2007 or 2006. Associated fees were not significant in each of the past three years.

At December 31, 2007, $550 million of notes due in 2008 as well as $100 million in commercial paper have been classified as long-term because of the company’s intent to refinance this debt on a long-term basis and the availability of such financing under the terms of its credit agreements.

As of December 31, 2007 and 2006, the weighted-average interest rate of short-term borrowings outstanding was 6.4% and 7.2%, respectively.

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

Expected maturities on long-term debt are as follows: 2008, $40 million; 2009, $686 million; 2010, $23 million; 2011, $5 million; 2012, $523 million and $2,127 million thereafter. At December 31, 2007, $285 million of Praxair’s assets (principally international fixed assets) were pledged as collateral for $76 million of long-term debt, including the current portion of long-term debt.

At December 31, 2007, the estimated fair value of Praxair’s long-term debt portfolio was $3,437 million versus a carrying value of $3,404 million. At December 31, 2006, the estimated fair value of Praxair’s long-term debt portfolio was $3,027 million versus a carrying value of $3,037 million. These differences are attributable to interest-rate changes subsequent to when the debt was issued.

NOTE 12. FINANCIAL INSTRUMENTS

The following table is a summary of the notional amount of currency derivatives outstanding at December 31, 2007 and 2006 (all maturities within one year):

(Millions of dollars)	2007	2006
Currency contracts
Balance sheet items	$606	$758
Anticipated net income	170	—

	$776	$758

At December 31, 2007, the fair value of all derivative contracts has been recorded in the consolidated balance sheet as $4 million in current assets and $13 million in current liabilities ($3 million in current assets and $3 million in current liabilities at December 31, 2006).

CURRENCY CONTRACTS

Praxair enters into currency-exchange forward contracts and options to manage its exposure to fluctuations in foreign-currency exchange rates. The anticipated net income hedges outstanding at December 31, 2007 related to hedges of a portion of 2008 anticipated net income in Brazil, Europe and Canada. Other income (expenses) – net includes a loss of $16 million, no impact, and a loss of $5 million in 2007, 2006, and 2005, respectively, as a result of net-income hedging contracts (see Note 7).

Counterparties to currency-exchange forward contracts and options are primarily major banking institutions with credit ratings of investment grade or better and no collateral is required. There are no significant risk concentrations. Management believes the risk of incurring losses on derivative contracts related to credit risk is remote and any losses would be immaterial.

INTEREST RATE SWAPS

There were no interest rate swap agreements outstanding at December 31, 2007 and 2006.

During 2002, Praxair entered into and terminated $500 million notional amount of interest-rate swap agreements that effectively converted fixed-rate interest to variable-rate interest on the $500 million 6.375% notes that mature in April 2012. The termination resulted in a cash gain of $47 million, which Praxair recognized in earnings and was equally offset with a charge to earnings for the changes in the fair value of the underlying debt instrument. This debt increase of $47 million is being recognized in earnings as a reduction to interest expense over the remaining term of the underlying debt, or about ten years. For the year ended December 31, 2007, $5 million was recognized in earnings as a reduction to interest expense ($5 million during each of the years ended December 31, 2006 and 2005) and $20 million remains unrecognized at December 31, 2007 ($25 million at December 31, 2006) (see Note 11).

NOTE 13. SHAREHOLDERS’ EQUITY

At December 31, 2007 and 2006, there were 800,000,000 shares of common stock authorized (par value $0.01 per share) of which 373,144,668 shares were issued and 315,488,151 were outstanding at December 31, 2007 and 367,644,882 shares were issued and 320,860,846 shares were outstanding at December 31, 2006.

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

NOTE 14. PREFERRED STOCK

At December 31, 2007 and 2006, there were 25,000,000 shares of preferred stock (par value $0.01 per share) authorized, of which no shares were issued and outstanding. Praxair’s board of directors may from time to time authorize the issuance of one or more series of preferred stock and, in connection with the creation of such series, determine the characteristics of each such series including, without limitation, the preference and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of the series.

NOTE 15. SHARE-BASED COMPENSATION

The company adopted SFAS No. 123R effective January 1, 2006. As a result, share-based compensation of $42 million, $28 million after tax (or $0.09 for both basic and diluted earnings per share) was recognized for 2007 and 2006. The expense was primarily recorded in selling, general and administrative expenses and no share-based compensation cost was capitalized. No share-based compensation was recognized in 2005.

SUMMARY OF PLANS

Effective in 2002, the board of directors and shareholders of the company adopted the 2002 Praxair, Inc. Long-Term Incentive Plan (the 2002 Plan), which replaced the 1992 Praxair, Inc. Long-Term Incentive Plan and the 1996 Praxair, Inc. Performance Incentive Plan. Under the 2002 Plan, the initial aggregate number of shares available for option and other equity grants was limited to a total of 15,800,000 shares. In April 2004, the shareholders approved an increase to the aggregate number of shares available for option and other equity grants under the 2002 Plan to 31,600,000 shares. As of December 31, 2007, 10,044,831 shares remained available for equity grants under this Plan. The 2002 Plan provides for the granting of nonqualified and incentive stock options, stock grants and performance awards and further provides that the aggregate number of shares granted as restricted stock or pursuant to performance awards may not exceed 20% of the total shares available under the Plan. The 2002 Plan also provides calendar year per-participant limits on grants of options, restricted stock and performance awards. Both officer and non-officer employees are eligible for awards under the 2002 Plan.

In 2005, the board of directors and shareholders of the company adopted the 2005 Equity Compensation Plan for Non-Employee Directors of Praxair, Inc. (the 2005 Plan) which replaced the 1995 Stock Option Plan for Non-Employee Directors. Under the 2005 Plan, the aggregate number of shares available for option and other equity grants is limited to a total of 500,000 shares. As of December 31, 2007, 372,280 shares remained available for equity grants under the 2005 Plan. All non-employee directors of the company are eligible for grants under the 2005 Plan.

Exercise prices for options granted under the 2002 and 2005 Plans may not be less than the closing market price of the company’s common stock on the date of grant and granted options may not be repriced or exchanged without shareholder approval. Options granted under the 2002 and 2005 Plans may become partially exercisable after a minimum of one year after the date of grant but may not become fully exercisable until at least three years have elapsed from the date of grant, and have a maximum duration of ten years. Options granted under predecessor plans had similar terms.

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

The weighted-average fair value of options granted during 2007 was $10.97 ($10.85 in 2006 and $10.16 in 2005) based on the Black-Scholes Options-Pricing model. The following weighted-average assumptions were used for grants in 2007, 2006 and 2005:

YEAR ENDED DECEMBER 31,	2007	2006	2005
Dividend yield	2.0%	1.9%	1.6%
Volatility	15.3%	17.6%	22.7%
Risk-free interest rate	4.5%	4.7%	3.9%
Expected term years	5	5	5

STOCK OPTION ACTIVITY

The following table summarizes option activity under the plans for 2007 (options are expressed in thousands; averages are calculated on a weighted basis; life in years; intrinsic value expressed in millions):

	NUMBER OF OPTIONS	AVERAGE EXERCISE PRICE	AVERAGE REMAINING LIFE	AGGREGATE INTRINSIC VALUE
ACTIVITY
Outstanding at January 1, 2007	21,771	$35.28
Granted	3,817	61.50
Exercised	(5,772)	29.43
Cancelled or expired	(334)	47.04

Outstanding at December 31, 2007	19,482	41.85	6.4	$ 913

Exercisable at December 31, 2007	11,920	$32.90	5.1	$ 665

The aggregate intrinsic value represents the difference between the company’s closing stock price of $88.71 as of December 31, 2007 and the exercise price multiplied by the number of options outstanding as of that date. The total intrinsic value of stock options exercised during 2007 was $242 million ($121 million and $93 million for 2006 and 2005, respectively).

Cash received from option exercises under all share-based payment arrangements for 2007 was $170 million. The cash tax benefit realized from stock option exercises totaled $77 million for 2007, of which $63 million in excess tax benefits was classified as financing cash flows.

As of December 31, 2007, $39 million of unrecognized compensation cost related to non-vested stock options is expected to be recognized over a weighted-average period of approximately 1.4 years.

PERFORMANCE-BASED AND RESTRICTED STOCK AWARDS

In February 2007, the company granted performance-based stock awards under the 2002 Plan to senior level executives with a target payout of 70,520 shares that vest based on the second anniversary of their date of grant. The actual number of shares issued in settlement of a vested award can range from zero to 200 percent of the target number of shares granted based upon the company’s attainment of specified performance targets over a two-year performance beginning on January 1, 2007. Compensation expense related to these awards is recognized over the two-year performance period based on the fair value of the closing market price of the Company’s common stock on the date of the grant ($61.47 per share) and the estimated performance that will be achieved. In addition, the Company had previously granted restricted stock to certain key employees that vest after a designated service period ranging from two to ten years.

The following table summarizes nonvested performance-based and restricted stock award activity as of December 31, 2007 and changes during the period then ended (averages are calculated on a weighted basis):

PERFORMANCE-BASED AND RESTRICTED STOCK ACTIVITY	NUMBER OF SHARES (000’S)	AVERAGE GRANT DATE FAIR VALUE
Nonvested at January 1, 2007	66	$21.35
Granted	71	61.47
Vested	(27)	21.01
Forfeited	(17)	19.72

Nonvested at December 31, 2007	93	$53.00

As of December 31, 2007, $4 million of unrecognized compensation cost related to performance-based awards is expected to be recognized on a straight-line basis through 2009 and less than $1 million of unrecognized compensation cost related to the restricted stock awards is expected to be recognized on a straight-line basis through 2011.

PRO FORMA INFORMATION UNDER SFAS 123 FOR 2005

The following table illustrates the effect on net income and earnings per share as if the fair value recognition provisions had been applied to all outstanding and unvested awards in the prior year comparable period:

(Dollar amounts in millions, except per share data)
YEAR ENDED DECEMBER 31,	2005
NET INCOME
As reported	$726
Less: total stock-based employee compensation expense determined under fair value based method for all awards (net of $14 million taxes)	(26)

Pro forma net income	$700

BASIC EARNINGS PER SHARE
As reported	$2.24
Pro forma	$2.16
DILUTED EARNINGS PER SHARE
As reported	$2.20
Pro forma	$2.12

NOTE 16. RETIREMENT PROGRAMS

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

Praxair’s U.S. packaged gases business has a defined contribution plan. Company contributions to this plan are calculated as a percentage of salary based on age plus service. Praxair’s U.S. healthcare business sponsors a defined contribution plan which provides for a matching contribution as well as a company contribution that is not dependent on employee contributions. In both plans, U.S. employees may supplement the company contributions up to the maximum allowable by IRS regulations. Certain international subsidiaries of the company also sponsor defined contribution plans where contributions are determined under various formulas. The cost for these defined contribution plans was $14 million in 2007, $13 million in 2006, and $11 million in 2005 (the cost is not included in the tables that follow).

U.S. employees other than those in the packaged gases and healthcare businesses are eligible to participate in a defined contribution savings plan. Employees may contribute up to 40% of their compensation, subject to the maximum allowable by IRS regulations. Company contributions to this plan are calculated on a graduated scale based on employee contributions to the plan. The cost for this plan was $15 million in 2007, $14 million in 2006 and $13 million in 2005 (the cost is not included in the tables that follow).

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

Praxair uses a measurement date of December 31 for its pension and other post-retirement benefits plans.

PENSION AND POSTRETIREMENT BENEFIT COSTS

The components of net pension and OPEB costs for 2007, 2006 and 2005 are shown below:

(Millions of dollars)	PENSIONS			OPEB
YEAR ENDED DECEMBER 31,	2007	2006	2005	2007	2006	2005
NET BENEFIT COST
Service cost	$42	$43	$35	$6	$7	$6
Interest cost	111	98	91	15	15	16
Expected return on assets	(129)	(116)	(102)	—	—	—
Net amortization and deferral	26	31	20	(1)	(1)	(1)

Net periodic benefit cost	$50	$56	$44	$20	$21	$21

FUNDED STATUS

The changes in benefit obligation and plan assets for Praxair’s pension and OPEB programs, including reconciliation of the funded status of the plans to amounts recorded in the consolidated balance sheet, as of December 31, 2007 and 2006 are shown below:

(Millions of dollars)	PENSIONS
	2007		2006		OPEB
YEAR ENDED DECEMBER 31,	U.S.	INTL	U.S.	INTL	2007	2006
CHANGE IN BENEFIT OBLIGATION (PBO)
Benefit obligation, January 1	$1,264	$519	$1,242	$417	$267	$265
Service cost	28	14	28	15	6	7
Interest cost	75	36	70	28	15	15
Participant contributions	—	—	—	—	8	8
Plan amendment	—	(5)	—	—	—	(7)
Actuarial loss (gain)	(1)	(23)	(12)	47	(28)	3
Benefits paid	(59)	(31)	(58)	(22)	(26)	(26)
Curtailment / settlement	—	(1)	—	(1)	—	—
Acquisition / divestiture	—	1	(6)	—	—	(1)
Currency translation	—	64	—	35	8	3

Benefit obligation, December 31	$1,307	$574	$1,264	$519	$250	$267

Accumulated benefit obligation (ABO)	$1,242	$530	$1,200	$473

CHANGE IN PLAN ASSETS
Fair value of plan assets, January 1	$1,116	$479	$929	$401	—	—
Actual return on plan assets	70	10	125	65	—	—
Company contributions	—	22	109	17	—	—
Benefits paid from plan assets	(50)	(31)	(47)	(22)	—	—
Currency translation	—	68	—	18	—	—

Fair value of plan assets, December 31	$1,136	$548	$1,116	$479	—	—

FUNDED STATUS, END OF YEAR	$(171)	$(26)	$(148)	$(40)	$(250)	$(267)

RECORDED IN THE BALANCE SHEET
Other long-term assets	$6	$110	$1	$101	$—	$—
Other current liabilities	(35)	(13)	(9)	(11)	(25)	(22)
Other long-term liabilities	(142)	(123)	(140)	(130)	(225)	(245)

Net amount recognized, December 31	$(171)	$(26)	$(148)	$(40)	$(250)	$(267)

AMOUNTS RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) CONSIST OF:
Net actuarial loss (gain)	$279	$86	$288	$71	$3	$28
Prior service cost (credit)	(3)	(8)	(4)	2	(2)	(3)
Deferred tax benefit	(97)	(12)	(99)	(14)	(11)	(18)

Amount recognized in accumulated other comprehensive income (loss) (Note 7)	$179	$66	$185	$59	$(10)	$7

The amounts in accumulated other comprehensive income (loss) that are expected to be recognized as components of net periodic benefit cost during 2008 are as follows (in millions):

	PENSION	OPEB
Net actuarial loss	$19	$—
Prior service cost (credit)	1	(2)

	$20	$(2)

The following table provides information for pension plans where the accumulated benefit obligation exceeds the fair value of the plan assets:

(Millions of dollars),	PENSIONS
	2007		2006
YEAR ENDED DECEMBER 31,	U.S.	INTL	U.S.*	INTL
OBLIGATION IN EXCESS OF PLAN ASSETS
Projected benefit obligation (PBO)	$1,181	$364	$93	$343
Accumulated benefit obligation (ABO)	$1,115	$341	$89	$313
Fair value of plan assets	$1,003	$230	—	$202

*	In 2006, plan assets related to the two main U.S. retirement programs exceeded the ABO by a total of $5 million and were therefore excluded from the table above.

ASSUMPTIONS

The assumptions used to determine the benefit obligations and the net benefit cost for the pension and OPEB plans are shown below:

	PENSIONS
	U.S.		INTL		OPEB
	2007	2006	2007	2006	2007	2006
WEIGHTED AVERAGE ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATIONS AT DECEMBER 31,
Discount rate	6.20%	5.88%	6.85%	6.00%	6.20%	5.88%
Rate of increase in compensation levels	3.50%	3.50%	3.00%	3.00%	N/A	N/A
WEIGHTED AVERAGE ASSUMPTIONS USED TO DETERMINE NET PERIODIC BENEFIT COST FOR YEARS ENDED DECEMBER 31,
Discount rate	5.88%	5.62%	6.00%	6.00%	5.88%	5.62%
Rate of increase in compensation levels	3.50%	3.25%	3.00%	3.00%	N/A	N/A
Expected long-term rate of return on plan assets(a)	8.25%	8.25%	8.70%	8.30%	N/A	N/A

(a)	For 2008, the expected long-term rate of return on plan assets will be 8.25% for the U.S. plans. Expected weighted average returns for international plans will vary. These rates are determined annually by management based on a weighted average of current and historical market trends, historical and expected portfolio performance and the current and expected portfolio mix of investments.

	OPEB
ASSUMED HEALTHCARE COST TREND RATES	2008	2007
Healthcare cost trend assumed	8.00%	9.00%
Rate to which the cost to trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2011	2011

These healthcare-cost trend rate assumptions have an impact on the amounts reported. However, cost caps limit the impact on net OPEB benefit cost in the U.S. To illustrate the effect, a one-percentage point change in assumed healthcare cost trend rates would have the following effects:

	ONE-PERCENTAGE POINT
(Millions of dollars)	INCREASE	DECREASE
Effect on the total of service and interest cost components of net OPEB benefit cost	$—	$—
Effect on OPEB benefit obligation	$5	$(5)

PENSION PLAN ASSETS

Praxair’s U.S. and international pension plans’ weighted-average asset allocation at December 31, 2007 and 2006, and the target allocation range for 2007, by asset category are as follows:

	U.S.			INTL
ASSET CATEGORY	TARGET	2007	2006	TARGET	2007	2006
Equity securities (a)	60%-80%	64%	64%	30%-60%	40%	46%
Debt securities	20%-40%	36%	35%	40%-70%	60%	53%
Real estate	0%	0%	0%	0%	0%	1%
Other (b)	0%	0%	1%	0%	0%	0%

(a)	Equity securities do not include any Praxair common stock.
(b)	Primarily consists of cash equivalents and short-term investments.

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

CONTRIBUTIONS

Pension contributions were $22 million in 2007 and $126 million in 2006. Estimates of 2008 contributions are approximately $20 million, all of which is required by funding regulations or laws.

ESTIMATED FUTURE BENEFIT PAYMENTS

The following table presents estimated future benefit payments, net of participant contributions:

(Millions of dollars)	PENSIONS
YEAR ENDED DECEMBER 31,	U.S.	INTL	OPEB(a)
2008 (b)	$96	$30	$21
2009	$71	$30	$20
2010	$76	$32	$20
2011	$82	$32	$21
2012	$87	$35	$21
2013 - 2017	$520	$183	$99

(a)	Estimated future benefit payments are net of expected Medicare subsidy receipts of $29 million over the next ten years.
(b)	U.S. increase due to 2008 pension settlements.

2008 PENSION SETTLEMENTS

In 2007, a number of senior managers, including Praxair’s former chairman and chief executive officer, retired. These retirees are covered by the U.S. supplemental pension plan which provides for a lump sum benefit payment option. Under certain circumstances, such lump sum payments must be accounted for as a settlement of the related pension obligation, but only when paid. Accordingly, Praxair recorded a settlement charge related to net unrecognized actuarial losses of approximately $17 million ($11 million after-tax or $0.03 per diluted share) in January 2008 when cash payments were made.

NOTE 17. COMMITMENTS AND CONTINGENCIES

In accordance with SFAS No. 5, “Accounting for Contingencies,” the company accrues non income-tax liabilities for contingencies when management believes that a loss is probable and the amounts can be reasonably estimated, while contingent gains are recognized only when realized. Uncertain income tax positions are accounted for in accordance with FIN 48 (see Note 5). In the event any losses are sustained in excess of accruals, they will be charged against income at that time. Commitments represent obligations, such as those for future purchases of goods or services, that are not yet recorded on the company’s balance sheet as liabilities. The company records liabilities for commitments when incurred (i.e., when the goods or services are received).

Praxair is subject to various lawsuits and government investigations that arise from time to time in the ordinary course of business. These actions are based upon alleged environmental, tax, antitrust and personal injury claims, among others. Praxair has strong defenses in these cases and intends to defend itself vigorously. It is possible that the company may incur losses in connection with some of these actions in excess of accrued liabilities. Management does not anticipate that in the aggregate such losses would have a material adverse effect on the company’s consolidated financial position or liquidity; however, it is possible that the final outcomes could have a material impact on the company’s reported results of operations in any given period.

Among such matters are:

—	Claims brought by welders alleging that exposure to manganese contained in welding fumes caused neurological injury. Praxair has never manufactured welding consumables. Such products were manufactured prior to 1985 by a predecessor company of Praxair. As of December 31, 2007, Praxair was a co-defendant with many other companies in 483 lawsuits alleging personal injury caused by manganese contained in welding fumes. There were a total of 2,400 individual claimants in these cases. The cases were pending in several state and federal courts. The federal cases have been transferred to the U.S. District Court for the Northern District of Ohio for coordinated pretrial proceedings. The plaintiffs seek unspecified compensatory and, in most instances, punitive damages. In the past, Praxair has either been dismissed from the cases with no payment or has settled a few cases for nominal amounts. There are seven proposed class actions seeking medical monitoring on behalf of welders. None of the class actions have been certified; the judge overseeing the federal cases denied a motion for a medical monitoring class action. No reserves have been recorded for these cases as management does not believe that a loss from them is probable or reasonably estimable.

—	An investigation by Spanish prosecutors relating to income tax credits generated by certain of the company’s Spanish subsidiaries prior to 2002 totaling approximately $174 million. These tax positions relate to statutory interpretation matters and are under criminal investigation, although some have previously been the subject of civil tax proceedings. In accordance with the requirements of FIN 48, Praxair had previously recorded a full liability, including interest, for these tax positions and management does not believe penalties are likely or reasonably estimable at this time. The company believes it has strong defenses and is vigorously defending against the proceeding.

—	Claims brought by the Brazilian taxing authorities against several of the company’s Brazilian subsidiaries primarily relating to various social taxes. Such cases originated from 1988 to 1999 which was a period of hyperinflation in Brazil. During this period, the company, along with other taxpayers, challenged the legality of various Brazilian tax law changes that were designed to increase tax revenues by various means, including modifying the basis upon which a tax was levied, increasing the tax rates, and shortening payment due dates. These cases are primarily associated with disagreements on the amount of taxes assessed and the appropriate index to use to inflation-adjust amounts that were over or under paid during this period. The total estimated potential liability for such claims, including interest, is approximately $245 million. Praxair has recorded liabilities totaling $196 million related to such claims based on management judgments, after considering judgments and opinions of outside counsel.

The following table sets forth Praxair’s material commitments and contractual obligations as of December 31, 2007, excluding leases, tax liabilities under FIN 48, debt, OPEB and long-term pension obligations which are summarized elsewhere in the financial statements (see Notes 4, 5, 11, and 16):

(Millions of dollars)	UNCONDITIONAL
EXPIRING THROUGH	PURCHASE	CONSTRUCTION	GUARANTEES
DECEMBER 31,	OBLIGATIONS	COMMITMENTS	AND OTHER
2008	$361	$834	$95
2009	220	476	59
2010	155	76	68
2011	135	—	—
2012	110	—	—
Thereafter	273	—	27

	$1,254	$1,386	$249

Unconditional purchase obligations of $1,254 million represent contractual commitments under various long- and short-term, take-or-pay arrangements with suppliers and are not included on Praxair’s balance sheet. These obligations are primarily minimum purchase commitments for helium, electricity, natural gas and feedstock used to produce atmospheric gases, carbon dioxide and hydrogen. During 2007, payments under these contracts totaled $973 million, including $406 million for electricity and $404 million for natural gas. A significant portion of these risks is passed on to customers through similar take-or-pay contractual arrangements. Purchase obligations which are not passed along to customers do not represent a significant risk to Praxair.

Construction commitments of $1,386 million represent outstanding commitments to customers or suppliers to complete authorized construction projects as of December 31, 2007. A significant portion of Praxair’s capital spending is related to the construction of new production facilities to satisfy customer commitments which may take a year or more to complete.

Guarantees and other of $249 million include $85 million related to Praxair’s contingent obligations under guarantees of certain debt of unconsolidated affiliates, $105 million related to put option agreements with certain affiliated companies and $59 million of various guarantees relating to outstanding receivables and repurchase agreements. Unconsolidated equity investees had total debt of approximately $520 million at December 31, 2007, which was non-recourse to Praxair with the exception of the guaranteed portions described above. The put option agreements are primarily related to majority-owned packaged gas subsidiaries in the United States and give the minority shareholders the right to require Praxair to purchase their shares at a predefined price. Praxair has no financing arrangements with closely-held related parties.

At December 31, 2007, Praxair had undrawn outstanding letters of credit, bank guarantees and surety bonds valued at approximately $1,110 million from financial institutions. These related primarily to customer contract performance guarantees (including plant construction in connection with certain on-site contracts), self-insurance claims and other commercial and governmental requirements, including foreign litigation matters.

NOTE 18. SEGMENT INFORMATION

The company’s operations are organized into five reportable segments, four of which have been determined on a geographic basis of segmentation: North America, Europe, South America and Asia. In addition, Praxair operates its worldwide surface technologies business through its wholly-owned subsidiary, Praxair Surface Technologies, Inc., which represents the fifth reportable segment.

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

The table below presents information about reportable segments for the years ended December 31, 2007, 2006 and 2005.

(Millions of dollars)	2007	2006	2005
SALES (a)
North America	$5,185	$4,696	$4,429
Europe	1,345	1,163	1,088
South America	1,604	1,348	1,123
Asia	746	636	543
Surface technologies (b)	522	481	473

	$9,402	$8,324	$7,656

OPERATING PROFIT
North America	$947	$822	$685
Europe	315	266	263
South America	311	252	202
Asia	121	111	95
Surface technologies (b)	92	68	48

	$1,786	$1,519	$1,293

TOTAL ASSETS (c)
North America	$6,591	$5,549	$5,500
Europe	2,301	1,921	1,706
South America	2,580	2,030	1,764
Asia	1,388	1,124	977
Surface technologies	522	478	544

	$13,382	$11,102	$10,491

DEPRECIATION AND AMORTIZATION
North America	$405	$380	$373
Europe	120	105	101
South America	132	106	91
Asia	85	72	63
Surface technologies	32	33	37

	$774	$696	$665

CAPITAL EXPENDITURES AND ACQUISITIONS
North America (Note 3)	$1,085	$625	$517
Europe (Note 3)	251	119	107
South America	226	189	154
Asia	244	141	126
Surface technologies	46	40	17

	$1,852	$1,114	$921

SALES BY MAJOR COUNTRY
United States	$4,093	$3,761	$3,610
Brazil	1,351	1,111	939
Other – foreign	3,958	3,452	3,107

	$9,402	$8,324	$7,656

LONG-LIVED ASSETS BY MAJOR COUNTRY
United States	$3,980	$3,489	$3,457
Brazil	1,497	1,191	1,010
Other – foreign	4,587	3,698	3,267

	$10,064	$8,378	$7,734

(a)	Sales reflect external sales only. Intersegment sales, primarily from North America to other segments, were not significant.
(b)	On July 3, 2006, Praxair completed the sale of its aviation services business, which contributed full year 2005 sales of approximately $80 million ($67 million of which was reflected in the Surface technologies segment).
(c)	Includes equity investments as of December 31 as follows:

(Millions of dollars)	2007	2006	2005
North America	$61	$56	$54
Europe(*)	273	124	126
Asia	53	38	38

	$387	$218	$218

(*)	2007 includes the Yara Praxair AS joint venture in Norway formed in November (see Note 3).

NOTE 19. QUARTERLY DATA (UNAUDITED)

(Dollar amounts in millions, except per share data)
2007	1Q	2Q	3Q	4Q	YEAR
SALES	$2,175	$2,332	$2,372	$2,523	$9,402
Cost of sales, exclusive of depreciation and amortization	$1,282	$1,388	$1,394	$1,493	$5,557
Depreciation and amortization	$182	$189	$196	$207	$774
Operating profit	$403	$439	$460	$484	$1,786
Net income	$265	$291	$305	$316	$1,177

BASIC PER SHARE DATA
Net income	$0.83	$0.91	$0.96	$1.00	$3.69
Weighted average shares (000’s)	320,763	320,213	318,513	316,497	318,997

DILUTED PER SHARE DATA
Net income	$0.81	$0.89	$0.94	$0.98	$3.62
Weighted average shares (000’s)	326,787	326,301	324,920	323,328	324,842

2006	1Q	2Q	3Q	4Q	YEAR
SALES	$2,026	$2,076	$2,099	$2,123	$8,324
Cost of sales, exclusive of depreciation and amortization	$1,207	$1,238	$1,259	$1,264	$4,968
Depreciation and amortization	$171	$174	$173	$178	$696
Operating profit	$352	$382	$392	$393	$1,519
Net income	$225	$247	$247	$269	$988

BASIC PER SHARE DATA
Net income	$0.69	$0.76	$0.76	$0.83	$3.05
Weighted average shares (000’s)	323,804	323,519	323,582	323,077	323,495

DILUTED PER SHARE DATA
Net income	$0.68	$0.75	$0.75	$0.82	$3.00
Weighted average shares (000’s)	330,043	329,880	329,498	329,508	329,293

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

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has completed an integrated audit of Praxair’s 2007, 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of December 31, 2007 in accordance with the standards of the Public Company Accounting Oversight Board (United States) as stated in their report appearing on page 71.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Praxair’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the company’s principal executive officer and principal financial officer, the company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (often referred to as COSO). Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2007.

This evaluation did not include the internal control over financial reporting related to the following acquisitions completed during 2007: Linde AG’s industrial gas business in Mexico, Mittler Supply, Inc. and the majority-owned packaged gas subsidiary GT&S, Inc. Total assets and sales for these acquisitions represent 2.3% and 0.9%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007 (see Note 3).

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has issued their opinion on the Company’s internal control over financial reporting as of December 31, 2007 as stated in their report appearing on page 71.

STEPHEN F. ANGEL
Chairman, President and Chief Executive Officer

JAMES S. SAWYER
Executive Vice President and Chief Financial Officer

PATRICK M. CLARK
Vice President and Controller

Danbury, Connecticut

February 26, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND

SHAREHOLDERS PRAXAIR, INC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Praxair, Inc. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 1 and 2 to the consolidated financial statements, the Company has changed the manner in which it accounts for conditional asset retirement obligations in 2005, share-based payments and retirement benefits in 2006 and the manner in which it accounts for uncertain tax positions in 2007.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Report on Internal Control Over Financial Reporting, management has excluded Linde AG’s industrial gas business in Mexico; Mittler Supply, Inc; and the majority-owned packaged gas subsidiary GT&S, Inc. from its assessment of internal control over financial reporting as of December 31, 2007 because they were acquired by the Company in purchase business combinations during 2007. We have also excluded Linde AG’s industrial gas business in Mexico; Mittler Supply, Inc.; and the majority-owned packaged gas subsidiary GT&S, Inc. from our audit of internal control over financial reporting. These businesses’ aggregated total assets and total revenues represent 2.3% and 0.9%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007.

PRICEWATERHOUSECOOPERS
Stamford, Connecticut
February 26, 2008

FIVE-YEAR FINANCIAL SUMMARY

(DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)
YEAR ENDED DECEMBER 31,	2007	2006	2005(a)	2004	2003
FROM THE INCOME STATEMENT
Sales	$9,402	$8,324	$7,656	$6,594	$5,613
Cost of sales, exclusive of depreciation and amortization	5,557	4,968	4,641	3,987	3,328
Selling, general and administrative	1,190	1,086	987	869	766
Depreciation and amortization	774	696	665	578	517
Research and development	98	87	80	77	75
Other income (expenses) – net	3	32	10	20	(5)

Operating profit	1,786	1,519	1,293	1,103	922
Interest expense – net	173	155	163	155	151

Income before taxes	1,613	1,364	1,130	948	771
Income taxes	419	355	376	232	174

	1,194	1,009	754	716	597
Minority interests	(43)	(31)	(37)	(30)	(24)
Income from equity investments	26	10	15	11	12

Income before cumulative effect of change in accounting principle	1,177	988	732	697	585
Cumulative effect of change in accounting principle(b)	—	—	(6)	—	—

Net income	$1,177	$988	$726	$697	$585

PER SHARE DATA(c)
Basic earnings per share:
Income before cumulative effect of change in accounting principle	$3.69	$3.05	$2.26	$2.14	$1.79
Net income	$3.69	$3.05	$2.24	$2.14	$1.79
Diluted earnings per share:
Income before cumulative effect of change in accounting principle	$3.62	$3.00	$2.22	$2.10	$1.77
Net income	$3.62	$3.00	$2.20	$2.10	$1.77
Cash dividends per share	$1.20	$1.00	$0.72	$0.60	$0.46
WEIGHTED AVERAGE SHARES OUTSTANDING (000’S)(c)
Basic shares outstanding	318,997	323,495	323,765	325,891	326,388
Diluted shares outstanding	324,842	329,293	329,685	331,403	330,991
OTHER INFORMATION AND RATIOS
Total debt	$4,192	$3,167	$3,447	$3,525	$2,816
Capital expenditures(d)	$1,376	$1,100	$877	$668	$983
Acquisitions(e)	$476	$14	$44	$929	$73
Cash flow from operations	$1,958	$1,752	$1,475	$1,243	$1,137
Total assets at year end	$13,382	$11,102	$10,491	$9,878	$8,305
Return on equity(f)	24.3%	23.4%	21.3%	20.0%	20.5%
After-tax return on capital(f)	15.3%	14.6%	12.8%	12.1%	12.3%
Debt-to-capital ratio(f)	43.4%	39.9%	45.6%	47.9%	46.2%
Shares outstanding at year end (000’s)(c)	315,488	320,861	322,339	323,621	326,086
Number of employees	27,992	27,042	27,306	27,020	25,438

(a)

Amounts include a $92 million income tax charge, or $0.28 per diluted share, recorded in the 2005 third quarter related to the repatriation of foreign earnings pursuant to the American Jobs Creation Act of 2004 and other tax adjustments.

(b)	2005 net income includes the cumulative effect of accounting change relating to the implementation of a new accounting standard for asset retirement obligations.
(c)	Per share data, weighted average and total shares outstanding have been adjusted, where applicable, to reflect the December 15, 2003 two-for-one stock split which was effected as a stock dividend.
(d)	Capital expenditures for 2003 include the purchase of previously leased assets for $339 million.
(e)

Acquisitions for 2007 include the acquisitions of Linde AG’s industrial gas business in Mexico and Mittler Supply for an aggregate purchase price of $295 million as well as the acquisition of a 50% interest in the industrial gases business of Yara International ASA for $117 million (see Note 3 to the consolidated financial statements); for 2004, it includes the acquisition of HCS for $245 million and the German acquisition in December for $667 million.

(f)	Non-GAAP measure. See the Non-GAAP Financial Measures on page 73 for definitions and reconciliation to reported amounts.

NON-GAAP FINANCIAL MEASURES

The company presents the following non-GAAP financial measures on pages 37, 39 and 72 of this annual report:

(Dollar Amounts In Millions, Except Per Share Data)
YEAR ENDED DECEMBER 31,	2007	2006	2005	2004	2003
After-tax return on capital	15.3%	14.6%	12.8%	12.1%	12.3%
Return on equity	24.3%	23.4%	21.3%	20.0%	20.5%
Debt-to-capital	43.4%	39.9%	45.6%	47.9%	46.2%

AFTER-TAX RETURN ON CAPITAL

After-tax return on capital is defined as after-tax adjusted operating profit plus income from equity investments, divided by average capital, and excluding special items. Capital is comprised of total debt, minority interests, shareholders’ equity and preferred stock. Praxair’s definition of after-tax return on capital may not be comparable to similar definitions used by other companies. The company believes that its after-tax return on invested capital is an appropriate measure for judging performance as it reflects the approximate after-tax profit earned as a percentage of investments by all parties in the business (debt, minority interests, preferred stock and shareholders’ equity).

(Dollar amounts in millions)
YEAR ENDED DECEMBER 31,	2007	2006	2005	2004	2003
Reported operating profit	$1,786	$1,519	$1,293	$1,103	$922
Less: pro forma stock option expense	—	—	(40)	(42)	(42)

Adjusted operating profit	1,786	1,519	1,253	1,061	880

Less: adjusted taxes
Reported income taxes	419	355	376	232	174
Less: tax benefit on pro forma stock option expense	—	—	(14)	(14)	(14)
Less: Repatriation and other income tax charges	—	—	(92)	—	—

Adjusted taxes	(419)	(355)	(270)	(218)	(160)

Less: tax benefit on interest expense(a)	(45)	(41)	(42)	(39)	(36)
Add: equity income	26	10	15	11	12

Net operating profit after tax (NOPAT)	$1,348	$1,133	$956	$815	$696

Beginning capital	$7,943	$7,551	$7,358	$6,099	$5,252
Ending capital	$9,655	$7,943	$7,551	$7,358	$6,099
Average capital	$8,799	$7,747	$7,455	$6,729	$5,676
After-tax return on capital(b)	15.3%	14.6%	12.8%	12.1%	12.3%

(a)

Tax benefit on interest expense is computed using the effective rate adjusted for non-recurring income tax benefits and charges. The effective rates used were as follows: 2007, 26%; 2006, 26%; 2005, 26%; 2004, 25%; and 2003, 24%.

(b)	After-tax return on capital was reduced by 0.6% in 2004 due to the German acquisition in December.

RETURN ON EQUITY

Return on equity is defined as income before changes in accounting principles, excluding special items, divided by average shareholders’ equity. Praxair’s definition of return on equity may not be comparable to similar definitions used by other companies. The company believes that its return on equity is an appropriate measure for judging performance for shareholders.

(Dollar amounts in millions)
YEAR ENDED DECEMBER 31,	2007	2006	2005	2004	2003
Reported income before accounting change	$1,177	$988	$732	$697	$585
Less: pro forma stock option expense, net of taxes	—	—	(26)	(28)	(28)
Add: Repatriation and other income tax charges	—	—	92	—	—

Adjusted income before accounting change	$1,177	$988	$798	$669	$557

Beginning shareholders’ equity	$4,554	$3,902	$3,608	$3,088	$2,340
Ending shareholders’ equity	$5,142	$4,554	$3,902	$3,608	$3,088
Average shareholders’ equity	$4,848	$4,228	$3,755	$3,348	$2,714
Return on equity	24.3%	23.4%	21.3%	20.0%	20.5%

DEBT-TO-CAPITAL RATIO

Debt-to-capital ratio is defined as debt divided by total capital. Total capital consists of debt, minority interests and shareholders’ equity. Praxair’s definition of debt-to-capital may not be comparable to similar definitions used by other companies. The company believes that debt-to-capital is appropriate for measuring its financial leverage.

(Dollar amounts in millions)
YEAR ENDED DECEMBER 31,	2007	2006	2005	2004	2003
Total capital	$4,192	$3,167	$3,447	$3,525	$2,816
Debt	321	222	202	225	195
Minority interests	5,142	4,554	3,902	3,608	3,088

Shareholders’ equity	$9,655	$7,943	$7,551	$7,358	$6,099

Debt-to-capital ratio	43.4%	39.9%	45.6%	47.9%	46.2%

INVESTOR INFORMATION

Elizabeth T. Hirsch, Director, Investor Relations

Praxair, Inc.

39 Old Ridgebury Road

Danbury, Connecticut 06810-5113

e-mail: investor_relations@praxair.com

(203) 837-2210

INVESTOR INFORMATION AT WWW.PRAXAIR.COM/INVESTORS

— Annual reports	— Press release
— Calendar	— Quarterly earnings
— Disclosure practices	— Stock information
— FAQs	— Investor package
— Financial news & information	— Presentations
— Five-year financials	— SEC filings
— Earnings guidance	— Sustainability report

COMMON STOCK LISTING (SYMBOL: PX)

New York Stock Exchange

OTHER STOCK EXCHANGES TRADING PRAXAIR STOCK

Cincinnati, Midwest, Pacific

NUMBER OF SHAREHOLDERS

There were 19,097 shareholders of record as of December 31, 2007.

DIVIDEND POLICY

Dividends on Praxair’s common stock are usually declared and paid quarterly. Praxair’s objective is to continue quarterly dividends and consider annual dividend increases in conjunction with continued growth in earnings per share. However, the declaration of dividends is a decision made by the Praxair Board of Directors based on Praxair’s earnings, financial condition and other factors the board considers relevant.

STOCK TRANSFER AGENT AND STOCK RECORD KEEPING

Registrar and Transfer Company is Praxair’s stock transfer agent and registrar, and maintains shareholder records. For information about account records, stock certificates, change of address and dividend payments, contact:

1-800-368-5948 or info@rtco.com

website address: http://www.rtco.com

BY MAIL, ADDRESS SHAREHOLDER INQUIRIES TO:

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

COMPLIANCE WITH NYSE CORPORATE GOVERNANCE LISTING STANDARDS

As required by New York Stock Exchange rules, on May 9, 2007, the company submitted to the NYSE an unqualified CEO annual certification of compliance with NYSE’s Corporate Governance Listing Standards. Praxair expects to do so again within 30 days after the annual meeting of shareholders.

Praxair has also filed with its annual report on Form 10-K for 2007 the CEO and CFO certifications (regarding the quality of the company’s financial statements and its disclosure controls and procedures) required by §302 of the Sarbanes-Oxley Act of 2002 (as implemented by Securities and Exchange Commission Rule 13a-14(a) of the Securities Exchange Act of 1934).

ANNUAL SHAREHOLDERS MEETING

The 2008 annual meeting of shareholders of Praxair, Inc. will be held at 9:30 a.m. on Tuesday, April 22, 2008 at the Sheraton Danbury, 18 Old Ridgebury Road, Danbury, Connecticut.

NYSE QUARTERLY STOCK PRICE AND DIVIDEND INFORMATION

MARKET PRICE	TRADING HIGH	TRADING LOW	CLOSE	DIVIDEND PER SHARE
2007
First Quarter	$65.00	$58.32	$62.96	$0.30
Second Quarter	$74.27	$62.34	$71.99	$0.30
Third Quarter	$84.13	$68.10	$83.76	$0.30
Fourth Quarter	$91.99	$78.43	$88.71	$0.30

2006
First Quarter	$57.44	$50.65	$55.15	$0.25
Second Quarter	$57.60	$50.76	$54.00	$0.25
Third Quarter	$60.08	$51.60	$59.16	$0.25
Fourth Quarter	$63.70	$57.20	$59.33	$0.25

2005
First Quarter	$48.50	$41.06	$47.86	$0.18
Second Quarter	$49.42	$43.48	$46.60	$0.18
Third Quarter	$51.74	$44.55	$47.93	$0.18
Fourth Quarter	$54.31	$45.80	$52.96	$0.18

Praxair and the Flowing Airstream design, AOD, CoJet, Grab’n Go, I-SO, MixFlo, Medipure, StarSolver, and UpTime are trademarks or registered trade-marks of Praxair Technology, Inc. in the United States and/or other countries.

© 2008 Praxair Technology, Inc. All rights reserved.